Form 20-F
HEAD NV
filed 2003-03-27
CIK 1123455

As filed with the Securities and Exchange Commission on March 27, 2003
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549
                                 ---------------

                                    FORM 20-F
                                 ---------------

                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2002

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

    Title of Each Class                      Name of Each Exchange on
Ordinary Shares of (euro)0.20 each                Which Registered
                                              New York Stock Exchange
                                               Vienna Stock Exchange
                                 ---------------

              Securities registered or to be registered pursuant to
                         Section 12(g) of the Act: None
                                 ---------------

        Securities for which there is a reporting obligation pursuant to
                         Section 15(d) of the Act: None
                                 ---------------

The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2002:

            37,977,217 Ordinary Shares Nominal Value (euro)0.20 each

       Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                 Yes X    No
                                    ---     ---
    Indicate by check mark which financial statement item the registrant has elected to follow.
                             Item 17    Item 18 X
                                    ---        ---
================================================================================

                                TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS..............................1
   ITEM 1:   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.............2
   ITEM 2:   OFFER STATISTICS AND EXPECTED TIMETABLE...........................2
   ITEM 3:   KEY INFORMATION...................................................2
     3.A.    Selected Financial Data...........................................2
     3.B.    Capitalization and Indebtedness...................................4
     3.C.    Reasons for the Offer and Use of Proceeds.........................4
     3.D.    Risk Factors......................................................4
   ITEM 4:   INFORMATION ON THE COMPANY........................................7
     4.A.    History and Development of the Company............................7
     4.B.    Business Overview.................................................8
     4.C.    Organizational Structure.........................................20
     4.D.    Property, Plants and Equipment...................................21
   ITEM 5:   OPERATING AND FINANCIAL REVIEW AND PROSPECTS.....................22
     5.A.    Operating Results................................................22
     5.B.    Liquidity and Capital Resources..................................28
     5.C.    Research and Development, Patents and Licenses...................31
     5.D.    Trend Information................................................31
   ITEM 6:   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.......................32
     6.A.    Directors and Senior Management..................................32
     6.B.    Compensation.....................................................34
     6.C.    Board Practices..................................................35
     6.D.    Employees........................................................35
     6.E.    Share Ownership..................................................36
   ITEM 7:   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS................37
     7.A.    Major Shareholders...............................................37
     7.B.    Related Party Transactions.......................................37
     7.C.    Interests of Experts and Counsel.................................37
   ITEM 8:   FINANCIAL INFORMATION............................................38
     8.A.    Consolidated Statements and Other Financial Information..........38
     8.B     Significant Changes..............................................38
   ITEM 9:   THE OFFER AND LISTING............................................38
     9.A.    Offer and Listing Details........................................38
     9.B.    Plan of Distribution.............................................39
     9.C.    Markets..........................................................39
     9.D.    Selling Shareholders.............................................39
     9.E.    Dilution.........................................................39
     9.F.    Expenses of the Issue............................................39
   ITEM 10:  ADDITIONAL INFORMATION...........................................39
     10.A.   Share Capital....................................................39
     10.B.   Articles of Association..........................................39
     10.C.   Material Contracts...............................................43
     10.D.   Exchange Controls................................................43
     10.E.   Taxation.........................................................43
     10.F.   Dividends and Paying Agents......................................50
     10.G.   Statement by Experts.............................................50
     10.H.   Documents on Display.............................................50
     10.I.   Subsidiary Information...........................................50
   ITEM 11:  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.......50
   ITEM 12:  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...........52
   ITEM 13:  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES..................52
   ITEM 14:  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
               AND USE OF PROCEEDS............................................52
   ITEM 15:  CONTROLS AND PROCEDURES..........................................52
   ITEM 16:  [RESERVED].......................................................52
   ITEM 17:  FINANCIAL STATEMENTS.............................................52
   ITEM 18:  FINANCIAL STATEMENTS.............................................52
   ITEM 19:  EXHIBITS.........................................................53

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

       This report contains forward-looking statements that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. The words "anticipates", "believes", "estimates", "expects", "plans", "intends" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management and are subject to various risks, uncertainties and contingencies which could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements. These risks, uncertainties and contingencies include, but are not limited to, the following:

          o    competitive pressures and trends in the sporting goods industry;

          o    our ability to introduce new and innovative products;

          o cyclicality and economic condition of and anticipated trends in the industries we currently serve;

          o    our ability to acquire and integrate businesses;

          o    our ability to fund our future capital needs; and

          o    general economic conditions.

       Actual results and events could differ materially from those contemplated by these forward-looking statements as a result of factors ("cautionary statements") such as those described above and in "Risk Factors." In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this report will in fact occur. You are cautioned not to place undue reliance on these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements.



                        X X X X X X X X X X X X X X X X X



       In this annual report, references to "the Company", "we", "us" or "our" are to Head N.V. and its subsidiaries, references to "Head Holding" are to our intermediate holding company subsidiary, Head Holding Unternehmensbeteiligung GmbH and its predecessor company, and references to "HTM" are to our primary operating subsidiary HTM Sport-und Freizeitgerate AG.

       "Head," "Head Titanium Tennis", "Head Intelligence", "Head Intellifiber", "Head Chipsystem", "Tyrolia", "Free Flex", "Rail Flex", "Powerframe","Penn", "Mares", "Dacor", "San Marco", "Cyber", "Munari", "Contour Tech", "Sporasub", "Blax" and "Generics" are our trademarks. All other trademarks, service marks or brand names appearing in this annual report are the property of their respective holders.

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3: KEY INFORMATION

3.A. Selected Financial Data

       The following table provides our selected consolidated financial data for the periods indicated. The historical financial data for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 have been derived from our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and have been audited by PricewaterhouseCoopers, our independent accountants. Historical results are not necessarily indicative of the results that may be expected for any future period.

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


                                                                                     Year Ended December 31,
                                                                -------------------------------------------------------------------
                                                                     1998          1999         2000           2001         2002
                                                                -----------  ------------  -------------- ----------  -------------
                                                                              (in thousands, except per share data)

Statement of Operations Data:
Total revenues............................................      $ 304,504     $  388,755   $ 398,639      $ 392,021    $ 387,487
Cost of sales.............................................        180,894        228,453     227,442        233,971      233,402
                                                                ----------    -----------  ---------      ---------    ---------
Gross profit..............................................        123,610        160,302     171,197        158,050      154,084
Selling and marketing expense.............................         75,551         95,906      97,743        102,094      102,619
General and administrative expense (excluding non-cash
  compensation)...........................................         29,911         38,601      33,488         34,810       32,081
Non-cash compensation expense.............................             21            548       1,378          2,025        1,632
                                                                ----------    -----------  ----------     ----------   ---------
Operating income..........................................         18,127         25,246      38,588         19,121       17,753
Interest expense(1).......................................        (10,573)       (14,092)    (18,642)       (11,275)     (11,677)
Interest income...........................................          1,349            947       1,118            892          940
Foreign exchange gain (loss)..............................         (2,279)         4,574       7,502          5,828       (7,387)
Other income (expense), net...............................            459          1,899      (4,181)             7          387
Minority interests in earnings of subsidiaries............              2              -           -              -            -
                                                                ----------    -----------  ----------     ----------   ---------
Income from continuing operations before income taxes and
extraordinary items.......................................          7,084         18,574      24,386         14,573            15
Income tax benefit (expense)(2)...........................         (1,812)        35,887       1,934         (4,032)      (2,630)
Share of loss from equity investment......................              -              -           -         (1,117)           -
                                                                ----------    -----------  ----------     ----------   ---------
Income (loss) from continuing operations before extraordinary       5,273         54,463      26,321         9, 424       (2,615)
items.....................................................
Income (loss) from discontinued operations................            243            (60)       (644)             -            -
Extraordinary gain(3).....................................         58,203               -      2,104              -            -
                                                                ----------    -----------  ----------     ----------   ---------
Net income (loss).........................................      $  63,718     $   54,403   $  27,781      $   9,424    $ (2,615)
                                                                ==========    ===========  ==========     ==========   =========
Earnings per share --  basic(4)
  Income (loss) from continuing operations before               $    0.26     $     2.46   $    0.94      $    0.25    $   (0.07)
extraordinary items.......................................
  Net income (loss).......................................      $    3.19     $     2.46   $    0.99      $    0.25    $   (0.07)
Earnings per share--  diluted(4)
  Income (loss) from continuing operations before               $    0.26     $     2.23   $    0.86      $    0.24    $   (0.07)
extraordinary items.......................................
  Net income (loss).......................................      $    3.19     $     2.23   $    0.91      $    0.24    $   (0.07)
Weighted average shares outstanding(4)
  Basic...................................................         20,000         22,132      28,071         38,083       37,356
  Diluted.................................................         20,232         24,370      30,679         39,816       37,356

Other Financial Data:
Cash provided by operating activities.....................      $  13,531     $   28,444   $   6,452      $  35,921    $  23,279
Cash used for investing activities........................      $ (17,824)    $  (57,517)  $ (17,178)     $ (19,913)   $ (18,804)
Cash provided by financing activities.....................      $ (27,432)    $   43,066   $  20,073      $     393    $       2

                                                                                        As of December 31,
                                                                --------------------------------------------------------------------
                                                                   1998           1999         2000          2001          2002
                                                                ----------    --------     --------      --------      --------
                                                                                          (in thousands)
Balance Sheet Data:
Cash(5)...................................................        $ 12,860      $ 23,624     $ 15,848      $ 22,128      $ 37,598
Working capital(6)........................................        $ 29,351      $ 73,432     $151,241      $137,654      $159,207
Total assets..............................................        $344,618      $434,660     $434,304      $416,519      $473,853
Total debt(7).............................................        $199,335      $240,108     $114,819      $122,966      $154,893
Capital stock(8)..........................................        $     53      $     64     $  7,067      $  7,067      $  7,067
Total shareholders' equity................................        $ 38,816      $ 82,547     $229,988      $212,539      $229,824

----------
(1) Interest expense for the years ended December 31, 1998, 1999 and 2000 excludes capitalized future interest payments as required by SFAS No. 15. See "Item 5: Operating and Financial Review and Prospects -- Liquidity and Capital Resources -- Treatment of Bank Waivers Under SFAS No. 15."
(2) Includes for the year ended December 31, 1999 a non-cash deferred income tax benefit of $38.8 million resulting from the release of a substantial portion of a valuation allowance relating to operating loss carry forwards.
(3) Includes for the year ended December 31, 1998 a gain of approximately $58.2 million as a result of the application of SFAS No. 15. See "Item 5:
     Operating and Financial Review and Prospects -- Liquidity and Capital Resources -- Treatment of Bank Waivers Under SFAS No. 15."
(4) Earnings per share and weighted average shares outstanding represent our historical amounts as adjusted to reflect the two for one split of our outstanding ordinary shares upon the closing of the public offering in September 2000. Earnings per share and weighted average shares outstanding on a diluted basis give effect to all outstanding options and warrants calculated under the treasury stock method. Options granted under the 2001 stock option plan have been excluded from the diluted earnings per share calculation for the year ended December 31, 2001 because their effect would be anti-dilutive. For the year ended December 31, 2002, diluted weighted average shares outstanding excludes the incremental effect of 1,789,490 stock options because it is anti-dilutive.
(5) Cash includes cash and cash equivalents and in 1998 and 1999 restricted cash of $4.5 million and $5.7 million, respectively.
(6) Working capital is computed as current assets, excluding restricted cash, less current liabilities.
(7) Total debt excludes capitalized future interest payments as required by SFAS No. 15. See "Item 5: Operating and Financial Review and Prospects -- Liquidity and Capital Resources -- Treatment of Bank Waivers Under SFAS No. 15." These amounts are $8.0 million and $6.3 million respectively, as of December 31, 1998 and 1999. Due to the repayment of the restructured debt in the fourth quarter of 2000, all capitalized future interest payments have been released.
(8) In 2000 due to the conversion to a par value from NLG 0.01 to EUR 0.20, $4.4 million was transferred from additional paid-in capital to capital stock.


Dividends

       In 2000 a dividend of (euro)16.1 million (approximately $15.7 million) was paid to the Company's then sole shareholder. In 2001 and 2002, the Company paid a dividend of (euro)0.28 (approximately $0.25) per share and of (euro)0.14 (approximately $0.13) per share, respectively, to its shareholders.

Exchange Rates

       In this report, references to "U.S. dollars," "dollars" or "$" are to United States dollars; references to "schillings" or "ATS" are to Austrian schillings and "euro" or "(euro)" means the common currency for twelve member states of the European Monetary Union. We have rounded percentages and some amounts contained herein for ease of presentation, and sometimes amounts may not add due to this rounding. We have presented most amounts in U.S. dollars. In some cases, this report contains translations of euro and schilling amounts into U.S. dollars at specified rates solely for the convenience of the reader. You should not construe these translations as representations that the euro and schilling amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

       On January 1, 1999, 11 of the 15 member countries of the European Union, including Austria, introduced the euro as their official currency and established fixed conversion rates between the current currencies of each participating country and the euro. The Austrian schilling has a fixed value relative to the euro of ATS 13.7603, but may no longer be used for payments in Austria.

       Unless otherwise indicated, U.S. dollar amounts have been translated from schillings, and euro amounts have been converted to U.S. dollars, based on the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002. On December 31, 2002, the noon buying rate was (euro) 0.9537 = $1. This rate may differ from the rates used in the preparation of the Consolidated Financial Statements. We make no representation that euro or schilling have been, could have been or could be converted into dollars at the rates indicated.

       The table below shows information concerning the noon buying rate for Austrian schillings for the year ended December 31, 1998 expressed in schillings per dollar, and for euro for the years ended December 31, 1999, 2000, 2001 and 2002, expressed in euro per U.S. dollar. On March 25, 2003, the noon buying rate for euro was (euro) 0.9369 = $1.

                                                       Year Ended December 31,
                                                       -----------------------
                                      1998         1999           2000          2001            2002
                                      ----         ----           ----          ----            ----
                                  (ATS per one                        (euro per one U.S. dollar)
                                   U.S. dollar)

 High                                13.039       0.9984         1.2092        1.1947          1.1636
 Low                                 11.323       0.8466         0.9657        1.0488          0.9537
 Average(1)                          12.368       0.9445         1.0861        1.1135          1.0573
 Rate at end of period               11.720       0.9930         1.0652        1.1235          0.9537


The table below shows the noon buying rate for euro the six prior months expressed in euro per U.S. dollar:

                   September  October  November December   January  February
                     2002      2002      2002     2002      2003      2003
                     ----      ----      ----     ----      ----      ----
                                                (euro per one U.S. dollar)

High              1.0325      1.0301    1.0106   1.0074    0.9652    0.9339
Low               1.0041      1.0120    0.9863   0.9537    0.9207    0.9195
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

Our failure to introduce innovative products to the market could adversely affect our margins

       Our success is dependent in part on our introduction of innovative products that represent an improvement over existing products that we or other manufacturers offer. We believe that our future growth and success will depend significantly on our continued ability to identify, develop, introduce and market innovative sports products such as our Head Intelligence Skis and snowboard equipment, our Head Titanium Tennis and Head Intelligence Tennis series of tennis racquets and our Mares and Dacor lines of diving equipment, although we cannot assure you of our ability to do so. Our operating results may fluctuate as a result of the amount, timing and market acceptance of new products that we or our competitors introduce. In addition, our failure to introduce new, innovative products will adversely affect our margins because margins on the sales of sports products tend to decline over time with the entry of competitive products into existing markets.

Negative trends in world economies and other events beyond our control could cause a decline in demand for our products

       We and the sporting goods industry in general are dependent on the economies in which we sell our products and levels of consumer spending. Economic conditions affect not only the ultimate consumer, but also retailers, our primary customers. As a result, our results may be adversely affected by downward trends in the economies in which we sell our products, such as the recession in

Japan during the 1990's and the current general worldwide economic slowdown, or the occurrence of events that adversely affect economies, such as the September 11 attacks on the United States, both of which reduce discretionary consumer spending. We cannot assure you that any prolonged economic downturn would not adversely affect us. In addition, a decline in the size of the market for sports products from which we derive sales, whether from a decrease in the popularity of particular products or adverse weather conditions, such as lack of snowfall, could cause a decline in sales.

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

Our failure to upgrade our resources, systems and controls could adversely affect our ability to grow in accordance with our business plan

       Our management, operational and financial resources and our systems and controls will be subject to significant demands as we grow and expand. We hope to continue to increase sales within existing product categories, enter into new product categories and further develop licensing opportunities. In order to manage any growth effectively, we will have to continue to implement and improve our operational and financial systems and controls and expand, train and manage our employee base. Expansion will create additional demands on our customer support, sales and marketing and administrative resources and network infrastructure. We cannot assure you that our operating and financial control systems and infrastructure will be adequate to maintain and effectively manage future growth. Our failure to continue to upgrade the administrative, operating and financial control systems or the emergence of unexpected expansion difficulties could adversely affect our business.

We are dependent in part on the performance of third-party suppliers, which may cause delays in filling orders or affect the quality of some products

       Approximately 35% of our cost of sales consists of fees paid to third-party manufacturers located in Europe, in countries such as the Czech Republic (some junior skis), Germany (snowboard bindings), Austria (snowboards), Estonia and Italy (diving products) and Asia, in countries such as China (tennis and squash racquets, accessories and snowboard boots), Thailand and Taiwan (diving products). As a result of this outsourcing, we are dependent in part on the performance of third-party suppliers in our ability to deliver quality products in a timely manner. We are also increasingly subject to risks relating to the local economic and political conditions in the countries to which we outsource our manufacturing operations. Although these factors have not had an adverse impact on our operations to date, we cannot assure you that these factors will not affect quality control, orders and shipments. In addition, the ability to fulfill orders and our cost of sales may be adversely affected in the event we are required to shift the manufacturing of some of our products from one geographical location to another.

We are controlled by one shareholder whose interests may conflict with yours

       Head Sports Holdings N.V., controlled 19,033,244, or 47.8%, of our issued shares as of March 26, 2003. Johan Eliasch and his family members are the ultimate beneficial owners of certain entities that control 95.5% of Head Sports Holdings N.V. Our controlling shareholder, Head Sports Holdings N.V., has the power to approve the nominations of our executive officers, approve the proposed actions of the Supervisory and Management Boards, change our core business, cause us to engage in transactions with affiliated companies, cause or restrict the sale of our assets, control our dividend policy and make other fundamental corporate decisions.

       As a Netherlands public company with limited liability, our business is carried out primarily by a Management Board, which appoints our executive officers, and is overseen by a Supervisory Board. Under our articles of association, a Dutch foundation called the Stichting Head Option Plan has the power to nominate all members of the Management Board, appoint one-third of the Supervisory Board and nominate the remaining members of the Supervisory Board. The Board of the Stichting is Head Sports Holdings N.V., an entity that is ultimately beneficially owned and controlled by Johan Eliasch and his family members. The special power of the Stichting ceases when Johan Eliasch or his affiliates or family members cease to control the Stichting or cease to beneficially hold any of our shares. In general, a two-thirds majority of shareholders voting at a general meeting of shareholders may remove members of the Management and Supervisory Boards, and the articles of association, including the rights of the Stichting, also may be amended (at the proposal of the Management Board and with approval of the Supervisory Board) by a two-thirds majority of shareholders. Therefore, as a result of his control over the Stichting, Johan Eliasch will retain the power to nominate and essentially control the election of the Supervisory and Management Board members and other executive officers so long as he holds any of our shares until there is an amendment to the articles of association to remove the rights of the Stichting.

We have antitakeover provisions that could delay or prevent a change in control, even if it would benefit shareholders

       Our articles of association provide for the possible issuance of preference shares. Such shares may be issued pursuant to a resolution of the Management Board, which is also authorized to grant rights to subscribe for such shares. This authority has been extended by resolution of the shareholders and will end on May 28, 2007, unless further extended by an amendment of the articles of association or by a resolution of the shareholders, for a period of not more than five years in each instance. Moreover, the special powers of the Stichting coupled with our controlling shareholder's control of the Stichting will essentially control the election of Supervisory and Management Board members and other executive officers. As a result, the issuance of preference shares and our controlling shareholder's control of the Stichting may deter or prevent a takeover attempt, including an attempt that might result in a premium over the market price for our ordinary shares.

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

       In the United States, patent applications are maintained in secrecy for a period after filing and the right to a patent is given to the first to invent, not the first to file, a patent application. We cannot be sure that our products or technologies do not infringe patents that may be granted in the future under pending patent applications, or that our products do not infringe any patents or proprietary rights of third parties. The validity and enforceability of third party claims could prevent us from selling our products or could require us to obtain licenses from the owners of these patents or to redesign our products to avoid infringements. We cannot assure you that we could accomplish any of these alternatives successfully, and our inability to do so if necessary could adversely affect our business. In addition, we cannot assure you that our employees and third parties with whom we have entered into confidentiality agreements will respect these obligations, or that our competitors will not use our trade secrets or proprietary information. In addition, the laws of some countries do not protect our products and intellectual property rights to the same extent as the laws of the United States or Europe. Litigation may be necessary to defend against claims of infringement, to enforce our patents or trademarks, or to protect trade secrets and could result in substantial costs to us. We cannot assure you that we would prevail in these types of litigation.

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

       We believe that the overall impact of complying with regulations and legislation protecting the environment will not have a material adverse effect on our future financial position or operating results. We cannot assure you, however, that this will be the case. Capital expenditures and expenses in 2002 attributable to compliance with environmental laws were not material.


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

ITEM 4: INFORMATION ON THE COMPANY

4.A. History and Development of the Company

       We are a leading global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. We have created or acquired a portfolio of brands -- Head (principally alpine skis, ski boots and snowboard products and tennis, racquetball and squash racquets), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings) and Mares and Dacor (diving equipment). Our key products have attained leading market positions and have gained visibility through their use by many of today's top athletes.

       With a broad product offering marketed mainly to middle to high price points, we supply sporting equipment and accessories to all major distribution channels in the skiing, tennis and diving markets, including pro shops, specialty sporting goods stores and mass merchants. Our products are sold through over 32,000 customers in over 80 countries and target sports enthusiasts of varying levels of ability and interest ranging from the novice to the professional athlete. Our strongest presence has traditionally been in Europe, and we have recently been successful in building market share in the United States, the next largest market for our products after Europe.

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

       Over the last 50 years, we believe we have earned a reputation as a leading developer and manufacturer of innovative, high-quality and technologically advanced sporting equipment. Since acquiring HTM in January 1996, we have focused on our core products of skiing, tennis and diving equipment while reducing fixed costs and streamlining our organizational structure. In order to expand market share and maximize profitability, we have increased our emphasis on marketing and new product development, leveraging further our brands, global distribution network and traditional strength in manufacturing. We have added complementary product lines and premier brands through acquisitions, including diving products company Dacor in 1998 for $2.3 million and the tennis ball manufacturer Penn for $40.6 million in 1999. In October 1999, we acquired the Blax and Generics snowboard business for $0.7 million whose products we now market under the Head brand.

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

4.B. Business Overview

Industry Overview

Winter Sports Market

       We define the winter sports market as the market for alpine skis, ski boots and bindings, and snowboard equipment. We estimate that there are 50 million skiers and 8 million snowboarders active worldwide and that the market for winter sports equipment in 2002 was approximately $1.28 billion at the wholesale level, consisting of $450 million of skis, $170 million of bindings, $310 million of boots and $350 million of snowboard equipment. The ski market is split predominantly among Europe, the United States and Japan, with Europe in 2002 constituting approximately 59% of the world market, the United States approximately 17% and Japan approximately 15%. The snowboard market is led by Japan, followed by the United States and then Europe.

       Ski sales have traditionally been the primary component of the winter sports market, with ski sales patterns having a relational effect on the sales of bindings, ski boots and other ski accessories. The market for skis, however, has undergone a transformation in the past decade by declining from an estimated
6.5 million pairs sold per year worldwide in the late 1980's to approximately
4.2 million pairs sold per year in 2002. The reduction in ski sales resulted primarily from a shift in consumer preference from skiing to snowboarding in the early 1990's, an absence of significant product innovation prior to the introduction of the carving ski and the severe decline in the Japanese market, caused by the economic difficulties experienced there in recent years. In the last ten years, the snowboard market developed into a new form of winter sport, and the market has increased from 800,000 boards sold in 1995 to a peak of 1.6 million in 2000. In 2002, 1.4 million boards were sold.

       Globally in 2002 the winter sports market experienced a decrease of approximately 5% caused by late snow in some important markets in Europe and the west of North America and the global negative economical situation.

       The decline in the market for skis has had a corollary effect on the market for bindings, ski boots and other accessories. The bindings market declined from approximately 5.9 million pairs sold per year in the early 1990's to approximately 4.0 million pairs in 2002. The ski boots market suffered a significant decline from 3.9 million pairs sold in 2000 to 3.6 million pairs sold in 2002 with lower average prices in constant value. We believe this decline in price is due to a structural oversupply situation and the decline in volume is due to a slowing of the replacement cycle for ski boots.

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

       Carving skis have proved popular with skiers. We estimate sales of carving skis increased to approximately $450 million or 100% of total industry-wide ski sales at wholesale in 2002, from an estimated $40 million in 1995. Carving is designed to capture the feel of snowboarding with greater control and allows for turns to be executed at high speed making skiing a more effortless and easier experience for skiers of all abilities. Based on our market knowledge and experience we expect that these features will make skiing more fashionable for all groups, that carving will continue to dominate the category at the expense of traditional skis and that some snowboarders will shift to carving skis. Industry observers also believe that growth in carving skis has helped to stabilize the overall ski market, thereby partially offsetting the declining industry trend.

       At present, consolidation is also taking place in the snowboard industry of the winter sports market. Traditional ski distributors and retailers are replacing the snowboard specialists in the marketplace. We expect this trend to continue.

Racquet Sports Market

       We define the racquet sports market as the market for tennis, squash and racquetball racquets and tennis balls and racquetball balls. We estimate that the market for tennis racquets in 2002 was approximately 9.3 million units, with a value of approximately $612 million at the retail level, which we estimate translates into approximately $320 million at wholesale. Although we believe the markets contracted by approximately 9% in revenue in 2002, due to the availability of better quality data in particular from China, the market sizes noted above reflect a higher retail market than previously indicated in both units and revenue. The market is divided predominantly among the United States, Europe and Japan. The United States and Europe each represents more than 27% of the 2002 world market.

       Measured in unit volume, the worldwide tennis racquet market has declined from its peak in the early 1990's, as a result of various factors, including reduced interest in the sport, particularly from younger people. The decline in interest is believed to be due to competing leisure activities, such as alternative sports, computer games and the Internet.

       The markets decline has led to brand consolidation, which has benefited primarily Head and Wilson.

       In 2002, the market for tennis racquets was generally perceived to have declined overall by approximately 5% in units.

       We estimate worldwide sales of tennis balls at approximately $209 million at wholesale in 2002, with approximately 21.3 million dozen tennis balls sold. Of these sales, approximately 45% (in units) were in the U.S. and 30% in Europe, representing the two largest markets for tennis balls. In 2002, the market for tennis balls was generally perceived to have a decline overall by approximately 2%.

Diving Market

       We define the diving market as the market for diving equipment, wetsuits and diving accessories. In 2002, the overall diving market was generally perceived to have declined by 10%, with the important US and Japanese markets showing, according to some estimates, a downturn in demand of up to 15%. This overall decline was, we believe, principally due to the decrease in international travel to diving destinations as a consequence of the fear of terror attacks and to a lesser extent the general worldwide economic slowdown. Only certain markets in areas such as South East Asia and Eastern Europe showed some improvement generally across the industry in 2002.

We estimate the market is now approximately $325 million. Industry observers expect the diving market to have a quick turn around as soon as the uncertainty of the international situation, related to Iraq and terrorism will be over. The popularity of the sport is becoming significant in many emerging countries like Russia, Poland, Croatia, Serbia, Ukraine, Philippines and South Africa with significant increase in sales especially as far as diving centres are concerned. The market can be divided into a lower segment sold through chain stores with lower average prices and an upper segment sold through speciality stores. The lower segment of the market consists primarily of equipment for children and novices while the upper segment of the market consists of equipment for scuba and other more experienced divers.

       The diving industry is highly fragmented with well over 100 brands. While there are various companies which produce a number of diving products, Mares is the only company which designs and manufactures a complete line of products under the same brand.

Our Products

       Statements regarding our competitive position consist of estimates based on industry reports concerning market share, market position and industry data for our various lines of business compiled by industry analysts for our major markets, our knowledge of our sales and markets, and claims by other sporting goods products manufacturers.

Winter Sports

Winter Sports products accounted for 37.3% of our total revenues in 2002.

Head Ski

       Our Head ski brand is one of the leading ski brands in the world. We estimated 13% market share of our skis in 2002. We sell a broad range of carving skis designed for all levels of skiers, from the novice to the professional racer. Our ski products represented 40.2% of our total Winter Sports revenues in 2002.

       The following table sets forth our principal Head ski models:

                                                        Number
      Line                  Target Market              of Models                  Features
      ----                  -------------              ---------                  --------

Racing Carver       Expert skiers and racers               2       Extreme stability and precision for racing and high performance skiing

Freeride            Advanced to expert skiers              4       Maximum lift in powder snow and manoeuvrability for off piste and extreme skiing

Allround Carve      Intermediate to advanced skiers        9       Easy-turning and manoeuvrability for all types of terrain

New School          Advanced to expert skiers              4       Shock-absorbing reinforced construction for mogul, freestyle skiing and jumps

Easy Carver         Beginner to intermediate skiers        2       Shorter length and easy-turning suitable for learning and hobby skiers

Junior              Young skiers                           5       Radical side cuts designed for easy handling for young skiers of all abilities

Rental              All skiers                             3       Added durability

Accessories         All skiers                            10       Includes ski poles, carrying bags and other items

       Technology. We believe that we are an industry leader in the development of innovative and technologically advanced carving skis. Our carving skis are not only different in appearance from conventional skis, but are also differentiated from various other carving skis by patented technical features and directional stability. In February 2002, we introduced a patented "ski management" system - Head Intelligence skis. This product line utilizes the technology we introduced in 2000 with our Head Intelligence line of tennis racquets and incorporates the piezoelectric Intellifiber and Head Chipsystem. Head Intelligence skis transfer the energy created by contact with surface of the snow through the Intellifibers to absorb vibration and adjust the stiffness of the skis based upon speed and snow conditions. This gives the skier more control with less effort. Major ski magazines and trade journals have rated the skis highly and we have gained added visibility through the skis being used at the 2002 Winter Olympics in Salt Lake City, Utah.

       Market Share. We estimate that the global ski market was approximately $450 million at wholesale in 2002. We believe, based on published market data and our market knowledge and experience that in 2002, Head skis were the number two selling skis in Europe and that we held the number three position worldwide based on units sold. We estimate our market share for skis worldwide was 13% in 2002, an increase of approximately 60% from an estimated 8% in 1996.

       We believe that demand for carving skis to continue to increase and that carving ski sales represented 100% of total industry-wide ski sales in 2002. Management believes that Cyber, our brand name in carving skis, has become a stand-alone brand due to its popularity, and expects to increase its market share for carving skis as a result. In addition, we expect to increase our market share through geographic expansion and focused product offerings. We plan to pursue market share growth in the United States and expect to have further opportunities in developing ski markets such as Eastern Europe and to a lesser extent, South America.

       Positioning. We were the first ski manufacturer to introduce a fully integrated line of carving skis, boots and bindings and are one of the few worldwide manufacturers offering this type of integrated line. We believe that this integrated product offering is key to maintaining preferred relationships with trade customers and increasing our global market share. In addition, through this integrated offering, we achieve synergies in distribution and engage in joint product development among our internal product groups in the development of new carving products and other products.

         Manufacturing. We manufacture Head skis at our manufacturing plants in Kennelbach, Austria and Budejovice, Czech Republic, where we use a computerized manufacturing system. We outsource the manufacture of some models of junior skis to a third party. Through factory automation, we have been able to greatly improve our labour productivity. We use some excess capacity to manufacture high performance and carving skis for other branded ski companies.

Tyrolia Bindings

       We believe that Tyrolia was the top selling brand in the worldwide ski binding market in 2002, based on units. Our binding business represented 30.5% of our total Winter Sports revenues in 2002.

       The following table sets forth the principal Tyrolia binding products:

                                                       Number
     Line                       Target Market         of Models                             Features
     ----                       -------------         ---------                             --------

Racing               Expert and professional skiers      3        Innovative Free Flex PLUS Technology (patented).

Rail Flex            Beginners and advanced skiers       2        Integration system with double free-flex, boot centre adjustment and tool free mounting.

Cyber Carve          Carving skiers                      2        Different systems featuring Cyber Free Flex Technology
                                                                  (patented) or Carve Flex Technology and different integrated stand heights.

Performance          All skiers                          5        SL Super light and LD Light diagonal technology with different integrated stand height.

Junior               Young skiers                        4        Provides safety features for juniors and children.

Rental               Rental market                       8        Adjustable toe and heel parts with unique Single Code System.
                                                                  Chip technology for Sym Pro.

Carving Plates       Carving skiers                      4        Two-piece plates, pre-drilled for Tyrolia models, different stand heights and damping systems.


       Technology. We believe that the Tyrolia brand has consistently offered outstanding performance in safety and reliability while introducing technological innovations. In 1996, we were the first to introduce a carving binding line to complement the performance characteristics of the Cyber ski. Our Power Select technology allows skiers to increase or decrease the ski pretension and to adjust the radius for carving with the turn of a dial. By adjusting the dial, the skier can optimise performance for different terrain and snow conditions. Free Flex technology allows the heel of the skier to glide freely as the ski bends, optimising edge grip and ski contour, which facilitates a higher degree of angulation throughout a turn. In 2000, we introduced a new racing technology, Free Flex PLUS, which provides improved traction performance at high speed by eliminating the counterflex motion of the ski.

       In 1999, we introduced the SL 100, a super lightweight binding (25% weight reduction compared to equivalent bindings) with a modern design for the middle and lower price point in different model variations. The SL 100 became the largest selling binding in the worldwide market and accounts for over one-third of our binding sales worldwide in units. Due to reduced manufacturing costs, it is also the most profitable binding in our line. The launch of the SL 100 bindings helped us gain a leading position in the worldwide bindings market.

       In 2002, Tyrolia introduced Rail Flex, an integrated tool free binding system.

       In our Rental line, we introduced the innovative chip system in 2001, targeted at the Rental business. It provides simplified and complete data integration together with special software, and precise and quick adjustment of the bindings, thus saving time and increasing the safety of our products.

       We are leading new trends such as the growing demand for lightweight equipment and increased ease of use by developing new technologies. We believe that the ownership of patents serves as a barrier to entry and that as a result, our proprietary technology in bindings gives us a competitive advantage.

       Market Share. We estimate that the market for bindings worldwide was approximately $170 million at wholesale in 2002. We estimate our market share worldwide for bindings in units was above 30% in 2002 and believe that we were the top selling brand in 2002, in terms of numbers of units sold.

       We expect growing demand for integrated bindings systems, specific features for shaped skis as well as new plate technology. We intend to continue marketing our carving bindings as part of our unique, integrated Cyber line of carving skis, boots and bindings, as well as carving plates, to increase their brand appeal and market share. We also intend to respond to the growing demands for so-called "systems", by developing complete new and innovative solutions of integrated binding-ski systems to enhance the coordination of movement and forces of all products, as well as to offer convenient mounting technology for our dealers.

       Manufacturing. All of our Tyrolia bindings are manufactured at our technologically advanced plants in Schwechat (production) and Neusiedl (assembly), Austria or under our supervision in the Czech Republic. Tyrolia bindings consist of over 100 separate components, many of which are made in-house and then assembled automatically with the assistance of robotics. Assembly not performed by robotics is outsourced to plants in the Czech Republic.

Ski Boots

       We market our ski boots under the Head and Munari brand names. Our new and high price point ski boots are marketed under the Head brand name due to Head's high level of brand awareness. We also supply private label boots marketed to lower price points. Our ski boot business represented 20.0% of our total Winter Sports revenues in 2002.

       The following table sets forth our principal categories of ski boots:

                                                               Number
     Line                      Target Market                  of Models                           Features
     ----                      -------------                  ---------                           --------
Head
Racing/Freeride     Racers, experts and freeriders              10        Project introduced in 2001 with full bi-injection
                    professional skiers                                   technology and high performance construction to maximize
                                                                          energy transmission. A totally new buckling system
                                                                          incorporates two innovative patented solution, to improve
                                                                          performance.

All Mountain        Experts to intermediate skiers              10        New range introduced in 2002, with a wide range of models
Performance                                                               targeted to the expert and advanced skier. Intended to
                                                                          provide an outstanding level of performance and comfort.

New Concept         Extra comfort                                4        New range targeted at the skier looking for maximum
                                                                          comfort and ease of use featuring a completely new
                                                                          technology.

Sport/Comfort       Intermediate and beginners                   6        EZ-on shell, Double Power Buckle and Autoski Walk.
                                                                          Intended to create maximum ease of use and comfort.



Rear Entry          Beginners                                    2        Easy step-in and high-comfort boots.

Junior              Young skiers (all segments)                  9        Junior boots for racers to beginners.

Rental              Rental                                       6        High comfort and reliability for intermediates and
                                                                          beginners.

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


       Technology. In 2002, Head introduced two new ranges which we believe allowed us to increase the market share in the middle and high price segment and present several innovative technical solutions.

       Market Share. We estimate that the market for boots worldwide was approximately $310 million in 2002. We believe, based on our market knowledge and experience, that the Head ski boots held the number three position worldwide in 2002 based on units sold. We estimate that our market share (Head and Munari together) in 2002 was approximately 13%, which is a positive trend in comparison to the 2001 season.

       We aim to increase unit sales of our boots worldwide by leveraging our brand names and extending the top end product line described above. Our expectation for 2003 is a stable global market and a concentration of brands at dealer level, from which we should benefit.

       Manufacturing. Our high price point boots are produced in Maser, Italy, where we use sophisticated technology such as bi-injection machines and automatic manipulation systems. However, we manufacture 90% of our ski boots in Estonia, where production costs are lower.

Snowboards

       We market our snowboard products under the Head brand. These products accounted for 9.3% of our total Winter Sports revenues in 2002.

       The following table sets forth our principal categories of snowboarding products:

                                               Number
     Line                 Target Market       of Lines                                    Features
     ----                 -------------       --------                                    --------

Boards               Freestlye / Freeride         8             Dimensional concept: perfect boot-binding-board match
                                                                Free Flex rail system: innovative binding fixation

Softboots            Freestyle / Freeride         8             Pad-Tech: power absorption and distribution soles
                                                                Double Lasted Sole: integrated EVA midsole

Softbindings         Freestyle / Freeride         6             Powerframe concept: better boardflex - better transmission
                                                                Auto-Open straps: reentry improvement
                                                                Auto-Lock highback: automatic fixation of highback to heelcup

Step in bindings &   Freeride/ Freestyle          2             Step- X4: 4 point fixation for best power transmission and control boots

Rental               Freeride/ Freestyle                        Head "Rent'n Ride in 59 Seconds Program"
                                                                Dimensional concept: perfect boot-binding-board match
                                                                Chip system: faster registration of rental equipment
                                                                Powerbase toolfree: first toolfree stance & angle adjustable rental softbinding
                                                                Step- X4 toolfree: first toolfree stance & angle adjustable step in rental binding


       Technology. In 2002, we introduced a completely new line of snowboards, snowboard boots and snowboard bindings featuring the "Dimensional Concept". This concept aims to perfectly match snowboarding boot size with board, avoiding toe and heeldrag, or low leverage. No other snowboard company has dealt with this very common problem in the systematic way Head does. In every product category, Head offers unique features, like Free Flex rails in the board line, Powerframe with bindings, Pad Tech and Double Lasted soles with boots. We believe that the Head "Rent'n
Ride in 59 Seconds Program" is the fastest rental system currently offered to the market.

       Market Share. We estimate that the global market of snowboard, bindings and boots was approximately 4.3 million units in 2002 and that our market share was approximately 9% in Europe and 3% in Japan.

       Manufacturing. In 2002, we outsourced all of our products, except the Step-X4 bindings that are manufactured by Tyrolia.

Racquet Sports

       Racquet sports products accounted for 43.6% of our total revenues in 2002. Under the Head brand name, we design, engineer and manufacture a broad offering of tennis, squash and racquetball racquets. We also sell tennis accessories under the Head brand and tennis balls and racquetball balls under the Penn brand name.

Head Racquets

       We estimate that in 2002 our Head racquets were the number two brand worldwide, comprising 19.1% and 24.2% of the world retail market in units and revenue, respectively (based on independent research conducted in major tennis markets). Revenues from racquets and accessories amounted to 59.6% of our total Racquet Sports revenues in 2002.


       The following table sets forth the principal Head racquet product lines:

                                                                        Number
  Category              Line                  Target Market            of Models             Features
-----------      -------------------   -----------------------------   ----------    ------------------------
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

                 Titanium Series       All levels of players                 8       Lightweight power racquets with Shockstop for
                                                                                     ultimate comfort

                 Performance Series    Entry level player                    5       Value products for short and slow swings

                 Junior                Young players                         9       Lightweight racquets for juniors from ages 6
                                                                                     to 14

Squash                                 All players                          10       Racquets for all skill levels and price points

Racquetball                            All players                          12       Racquets for all skill levels and price points

Accessories                            All players                           *       Tennis bags, racquet strings and grips,
                                                                                     racquetball gloves and other tennis accessories

---------------
* Not meaningful.

       Technology. In late summer 2000, we introduced our new technology, Head Intelligence. During the early part of 2001, top ranked female and male players started to endorse this unique and proprietary technology. Gustavo Kuerten and Goran Ivanesivic both won 2001 Grand Slam tournaments using a Head Intelligence product. We believe that this has generated exceptional awareness for this technology amongst the media and consumers around the world, and resulted in higher penetration of premium markets, thereby increasing sales and product mix. In 2002, we launched the next stage of this technology with the Intelligence X range of racquets, further advancing the benefits of our proprietary Head Intelligence technology.

       Market Share. We estimate that the market for tennis racquets worldwide was approximately 9.3 million units and $320 million at wholesale level in 2002. We believe, based on our market knowledge and experience, that Head brand tennis racquets are number one in Europe and number two on a worldwide level. We estimate that market share of overall revenues generated for 2002 was approximately 24% worldwide and that our European market share was 32%.

       Since the early 1990s, our worldwide unit market share of racquet products has grown substantially, despite a significant decline in the size of the market. Unit sales of Head tennis products increased from 0.8 million in 1993 to 1.8 million in 2002. These market share gains occurred in all major markets around the world and we believe are largely due to the introduction of proprietary premium technologies such as Titanium and Intelligence and their subsequent and successful use by some of the most popular athletes in tennis. On a long-term basis, due to our continued investment in research and development, global sales, marketing and distribution network and high level of market penetration, we expect to continue to grow our global market share for our tennis racquet products, with an increased presence in the U.S. and Japan and opportunities in developing markets such as Asia, South America and Eastern Europe, where a growing middle class is showing an increasing interest in tennis.

       We believe that our significant global market share is partly a result of our strong presence on the professional tennis circuit. Based upon the December 2002 ATP Tour Rankings, Head racquets were used by 27 of the top-rated 100 professional male players, including career grand slam champion and 2003 Australian Open winner Andre Agassi, 2001 French Open Champion Gustavo Kuerten, and 2001 Wimbledon Champion Goran Ivanisevic, making Head the most successful and number one racquet brand used on the ATP Tour. A number of tennis players on the WTA Tour, such as Jelena Dokic, Barbara Schett, Chanda Rubin and ATP Senior Tour players such as Bjorn Borg and highly reputed coaches including Bob Brett and Dennis van der Meer also use Head tennis products. In addition, we operate a strong grassroots program, introducing our products to leading instructors, coaches and other professionals who are in a position to generate interest in a product and influence ultimate customer decisions. See "-- Marketing."

       The Head Titanium, Head Intelligence and Head Intelligence X tennis racquets have, we believe, significantly increased our overall U.S. market share (in terms of revenues) from 9% in 1997 to 24% in 2002.

       We cross-leveraged these technologies to create line extensions in Head squash and racquetball and the Titanium and Intelligence models, which we believe also improved our position in other racquet sports markets as well. In 2002, we finished the year slightly down in the U.S. racquetball market share with a 1.6% decline in revenue share to o% according to a U.S. Tennis Industry Association coordinated survey. However we estimate that we are still the leader of the racquetball racquet market.

       Manufacturing. We manufacture high-end racquets in our facility in Austria, which accounts for approximately 30% of the total volume sold. All other racquets, accounting for approximately 70% of all racquets sold, are outsourced from manufacturers in China. For those tennis racquets made in Austria, a key part of the labour intensive assembly is conducted in Head's facilities in the Czech Republic. Our Austrian tennis manufacturing facility contains an automated assembly line and our machines are computer-controlled to ensure close tolerances. We continually monitor our outsourced products to ensure quality.

Penn

       We believe that Penn is one of the world's leading manufacturers and marketers of tennis and racquetball balls. Revenues from our Penn division amounted to 38.7% of our total Racquet Sports revenues in 2002.

       The following table sets forth the principal Penn product lines:

                                                                    Number
     Line                         Target Market                    Of Models                         Features
     ----                         -------------                    ---------                         --------
Tennis Balls
Championship         Frequent players                                 3        Models designed for specific court surfaces

Pro USTPA            Teaching professionals                           3        Highest quality felt/premium rubber balls made for
                                                                               specific court surfaces

Tennis Masters       Top professionals and serious tournament         2        Balls for tournament play made of long-wearing felt
Series and           players                                                   and rubber-coated for moisture/stain resistance; New
ATP Tour                                                                       balls: Prestige specifically for Germany and
                                                                               Marathon for International Markets

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

          o    recyclable plastic tennis ball containers; and

          o    Smart Optic felt with 19% more visibility.

       Market Share. We estimate that the market for tennis balls is approximately $209 million worldwide, with approximately 21 million dozen tennis balls sold in 2002. Penn is the market leader, with a market share of 35.3% worldwide and of over 53% (based on volume) in the United States, the world's largest market in 2002. Although sales of tennis balls have declined since 1993, Penn's annual volume has been steady, averaging approximately 6.5 to 7.5 million dozen sold per year, including the manufacturing of OEM balls, leading to an increase in market share from 29% in 1993 to 35% in 2002.

       We believe that Penn's strong market position is a result of the superior quality of our products and close affiliation with the professional tennis circuit. Penn is the official ball used in more than eighty major tennis tournaments annually, including the Tennis Masters Series events, ATP Tour and the WTA tour events, the Davis Cup and the Federation Cup. We are the exclusive tennis ball sponsor of the Masters Series tournaments, the highest profile tournaments in tennis outside the Grand Slam events. This exclusive sponsorship will provide live broadcast brand exposure globally during the season as well as merchandising opportunities.

       The market for racquetball balls is concentrated mainly in the United States, which we estimate accounts for over 90% of the world market. In the United States, we estimate our market share to have been approximately 65% (based on volume) in 2002. Since the early 1990s, annual racquetball balls sales, including Penn racquetball balls sales, have been constant to slightly declining, and we expect this trend to continue.

       Manufacturing. We currently manufacture our tennis balls and racquetballs (with the exception of less than 5% of the low end products) at our facilities in Phoenix, Arizona and Mullingar, Ireland. In 2002, a key automation project was successfully implemented in both Phoenix and Mullingar. This resulted in some cost savings in 2002. We expect more significant savings in 2003 and beyond.

       We have entered a joint venture agreement with a South American company, which manufactures and distributes Penn tennis balls in Argentina exclusively for the South American markets.

Mares and Dacor Diving

       We believe, based on our market knowledge and experience, that our diving products had an estimated global market share of approximately 23% in 2002. The Mares and Dacor products are both targeted for the upper-income market and include several models of air regulators, buoyancy compensator jackets, diving fins, diving masks, snorkels, exposure suits and diving computers.

       Each of these brands has different product features and is aimed at different geographical markets, with Dacor being particularly strong in the United States. In addition, we offer a variety of air tanks and valves, diving boots and gloves, underwater flashlights, equipment bags, knives and various other accessories and diving instruments. Our diving business represented 16.9% of our total revenues in 2002. During last season, considerable attention was given reducing the number of offered products so that we have a simpler and more efficient line but that we believe is still capable of fulfilling most divers' needs.

       The following table sets forth the principal Mares and Dacor products:

                                          Number
               Line                      of Models                  Features
-----------------------------------     ----------   ----------------------------------------
Regulators                                  20       Lightweight, durable; high performing.

Air tanks                                    3       High resistance to impact and aging.

Valve sets                                   2       Designed to guarantee optimal air flows at any pressure.


Buoyancy compensator jackets                21       Devices for airflow control and better buoyancy.

Wetsuits                                    19       Designed to ensure warmth and comfort.

Wetsuit accessories                          6       Gloves, boots and socks.

Fins                                        18       Designed to provide maximum power using minimum effort.

Masks and goggles                           34       Includes single, two and four lens models, with maximum visibility.

Snorkels                                    17       Designed to provide easy and dry breathing.

Computers                                    8       Designed to provide enhanced performance and safety.

Other accessories                           54       Knives, spearguns, flashlights, bags, etc.


       Technology. Mares historically has been the industry's technological leader and has introduced many ground-breaking diving products ahead of the competition, including plastic fins, underwater guns and high-performance regulators. Approximately 60% of Mares' sales are dependent on patented technology, including air regulators, diving fins and diving masks and a new generation of buoyancy control vests (HUB) to provide maximum freedom during diving and, just recently, a new algorithm for decompression.

       Market Share. We estimate that the market for diving equipment was approximately $325 million in 2002. We believe, based on our market knowledge and experience, that our Mares brand of diving equipment had one of the best market positions in Europe and worldwide in 2002 at wholesale. Our market share worldwide for the Mares and Dacor brands for 2002 is estimated at 23%.

       We are working to expand our presence in key markets such as the United States, where, we believe, Mares and Dacor combined held a 16% market share, and in South Asia, where both brands combined had an estimated 17% market share in 2002. We also expect to grow our global market share through new product introductions and the addition of advanced technological features in our existing products. Many new patents have been introduced in 2002, thus strengthening our products offering. In addition, we expect the fragmented nature of the diving industry to provide increased opportunity for growth.

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

Licensing

       In 1996, we formed a licensing division to capitalize on opportunities resulting from the worldwide brand recognition of the Head name, which has existed for over 50 years. We believe the Head brand name is associated with innovative, high quality, well-designed, high performance products. Licensing enables us to expand the Head name to additional product categories and we believe that some of our other brands such as Penn and Mares have licensing potential. Revenues from licensing amounted to 2.2% of our total revenues in 2002.

       From the 1st of January 2002, the Head footwear business which used to be part of our Racquet Sports division became a licensed business and our UK bags business which was previously licensed out, has been brought in-house and is managed by our new UK sales and distribution subsidiary.

       We have licensed Head sportswear in almost all countries worldwide (e.g. Norway, UK, Ireland, USA, Canada, Japan and China). We also grant rights to the Head brand for other product categories such as watches, personal computers, stationery, bikes, footwear, eyewear, luggage, golf equipment and accessories. Licensing generated $8.4 million of revenues in 2002 for the Head, Mares and Penn brands. Wholesale licensee revenues amounted to approximately $130 million. We intend to explore other licensing opportunities for products suitable to the image of our brands. South America is a region which still offers potential.

       We believe that substantial licensing growth opportunity exists by capitalizing on the success of our strong-selling products as well as through improved leveraging of our brand portfolio. We also intend to protect and maintain the premium image of our brands by licensing only high quality goods within compatible product lines.

Sales and Distribution

       Our products are sold in approximately 80 countries to over 32,000 accounts. Our worldwide sales force comprised approximately 280 people as of December 31, 2002. In addition, we utilize sales representatives and independent distributors to serve specialized markets and related distribution channels.

Europe

       Sales to customers within Europe accounted for approximately 53.4% of our 2002 net sales. We sell to both retailers and wholesalers and distribute our products through our own sales force in major European countries, including Italy, Germany, France, Spain, Portugal, Great Britain, the Netherlands, Switzerland and Austria, and through third-party distributors in other markets. In-house personnel are compensated on the basis of a combination of salary and commission while independent sales people are compensated generally on the basis of commissions. In Winter Sports, the Head skis, Head ski boots and Tyrolia bindings are distributed by one sales force to maximize market penetration and leverage its distribution base. Our snowboard products are distributed in France and Spain by our Winter Sports sales force and in Germany, Austria, Switzerland and Italy by our specialized snowboard sales force. In Europe, we utilize the same sales force for our winter and racquet sports products.

North America

       Sales to customers in North America accounted for approximately 32.1% of our 2002 net sales. We distribute Head, Tyrolia, Mares/Dacor and Penn products in North America through our company-owned distribution units. Winter Sports, Racquet Sports and Diving each have separate organizations and sales forces. Our goal is to improve distribution to increase penetration in North America and reestablish the Head and Tyrolia brand names in the U.S. winter sports market.

       The success of our Head Titanium and Intelligence racquets has helped to significantly raise Head's profile as a tennis brand in North America. We hope to further heighten this profile through the endorsement by the USPTA, the world's largest association of tennis-teaching professionals, and other sales and marketing efforts.

Asia

       Sales to customers in Asia accounted for approximately 11.0% of our 2002 net sales. In Japan, our largest market in Asia, our Winter Sports products are distributed by our own subsidiary distribution unit, while our racquet sports and diving products are distributed by third parties. Our products are sold in the rest of Asia only to independent importers or distributors on a wholesale basis.

Other Markets

       Sales to customers in other markets accounted for 3.5% of our 2002 net sales. These markets mainly consist of Latin America, Eastern Europe and Australia. The number of countries in these markets in which sales were made exceeded 50 in 2002. Sales of our products to these regions are made by independent importers/distributors. We intend to continue to pursue strategies to broaden our presence in these emerging markets.

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

       We currently operate several websites including www.head.com, www.ridehead.com, www.tyrolia.com, www.pennracquet.com, www.mares.com and www.divedacor.com, which advertise our products and list our distributors. In recognition of the penetration of the internet and growth in e-commerce, we have set up a project to expand our usage and reliance on the internet. As part of this project, we:

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

          o We devote significant marketing resources to our ski business, including training by an in-house winter sports specialist to educate retail salespersons so they can sell Head skis more effectively. We also coordinate with retailers to improve display of Head products and place in-store promotional materials such as consumer catalog, banners and posters. Head participates in a number of trade fairs annually in order to launch its new products and advertises its skis in leading specialty ski publications.

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

          o Our Diving division advertises in a number of specialized publications worldwide and conducts promotions and media campaigns in stores, diving centres and tourist resorts. Mares and Dacor are getting high visibility on all major specialised magazines but also larger mass media thanks to focused partnership with diving resorts, aquariums and athletes. Special attention is dedicated to Mares website (www.mares.com) which is considered one of the best in the industry and is hosting over half a million visitors per year.

       To complement our marketing strategies, we cultivate the endorsement and promotion of our products among athletes. These endorsements emphasize technical performance and increase brand awareness.

       o In Winter Sports, we maintain a strong program of endorsements by high profile athletes, such as Hannes Trinkl, the 2001 Downhill World Champion, Florian Eckert, Franco Cavegn, Marco Buchel and former champions such as "legend" Franz Klammer, the 1976 Olympic Champion. We also have an endorsement arrangement with the Austrian national ski team. In snowboarding, German athlete Jan Michaelis has won the overall world championship title in Halfpipe and his teammate Jukka Eratuli from Finland the overall world championship title in the Big Air discipline.

       o Tyrolia products also are endorsed by all Head ski racers, as well as a number of other successful skiers including Kjetil Andre Aamodt and Isolde Kostner.

       o Our tennis racquet endorsement program is focused and highly selective. It includes current top level ATP players popular among the youth market such as Andre Agassi, Marat Safin and Gustavo Kuerten, WTA players such as Barbara Schett, Chanda Rubin and Jelena Dokic, as well as players from the ATP Senior Tour popular among mature players, including "legends" Bjorn Borg, Guillermo Vilas and Ilie Nastase. In addition starting in January 2003, we have become the official tennis racquet of the USPTA (United States Professional Tennis Association) with over 12,500 members. Over 2,500 of these members have already signed exclusive contracts with HEAD. For the previous 9 years, Wilson was the official racquet of this important organization.

       o Penn is the official tennis ball for over eighty major tennis tournaments worldwide, including ATP tour and WTA Tour events, the Davis Cup, the Tennis Masters Series and Tennis Masters Cup and the Federation Cup. Penn is the exclusive sponsor/supplier of the USPTA as well.

       o Most free diving world records, including those set by Francisco "Pipin" Ferraras and Gianluca Genoni, have been set using Mares equipment. The last record set by Gianluca Genoni in Liguria was of 132 meters, variable ballast, with a very large, worldwide recognition. In 2002, "Tauchen" magazine awarded Mares the first prize for the best Buoyancy Compensator line of the year at the Dusseldorf Boat Show. "Dive-Oz", Australia's biggest online scuba resource, awarded Mares the "Golden Star Award" for the X-Vision mask. Also, Dacor signed a sponsorship agreement with the underwater explorer and shipwreck hunter, Barry Clifford, to heavily promote Dacor products in his new US television series, "Adventure, Inc", which is broadcasted nationwide on all major national TVs. We signed a sponsorship agreement with Paramount to use Mares/Dacor equipment in the soon-to-be-released movie Tomb Raider II.

Research and Development

       We believe that we are an industry leader in the development of innovative and technologically advanced sports equipment. Our research and development groups identify consumer needs and shifts in consumer preferences in order to develop new product ideas and concepts to satisfy such needs or preferences. In addition, we encourage cross-fertilization of ideas among divisions, which has led to further new product innovations. In 2002, 2001 and 2000, we spent approximately $11.0 million, $9.5 million and $9.1 million respectively on engineering, research and development. To ensure quality and precision, the majority of our products are designed on our own computer-aided design and manufacturing (CAD/CAM) systems.

       We believe that our high level of expertise is evident in all our product lines. Since Howard Head developed the first metal ski in 1950, we have consistently introduced new materials and processes into the manufacture of skis, including fiberglass, graphite, aluminum and titanium and led the industry with the introduction of a complete line of carving skis. We utilize sophisticated manufacturing processes to integrate torsion rib systems in all Head skis in order to produce a torsionally stiff ski without losing softer flexing properties. We have also developed an exponential dampening system for skis and traction plates to promote top performance for all types of skiers. In 2002, we successfully adapted the piezoelectric Head Intellifiber and Head Chip System to skis and launched Head Intelligence skis.

       Head ski boots has well established research and development resources and is one of the leading innovators, with a long history in ski boot manufacturing. In the area of bindings, we continually introduce new technical features for improved performance, safety and comfort such as new Free Flex systems, the unique safety "ABS" anti-friction toeplates, new and lighter designs of our unique Diagonal safety feature, new integrative solutions with new mounting processes (Railflex System), innovative light-weight constructions, as well as changes in styling and appearance in each two- to three-year product cycle.

       Our expertise in tennis racquet design resulted in the launching of the Head Titanium Tennis series and in 2000 the Intelligence racquet technology. These are the first "intelligent" racquets, using a piezoelectric material Head Intellifiber, which uses the energy of ball impact to actively power and dampen racquets. In 2002 we launched Intelligence X, further advancing the performance benefits of the proprietary Head Intelligence technology.

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

       Mares has a 52 year history of product innovation and is one of the most advanced R&D centers in the industry. Recently, Mares invented the new airtrim system for BCs which eliminates the old style inflators. By doing so, Mares has renewed some key elements in the area of diving. A new series of minimal weight regulators with performance is now under testing by the US Navy Seals for heavy conditions use.

Customers

       We sell our products to approximately 32,000 specialty sporting goods stores, chain stores and department stores in over 80 countries. Our customers vary depending on where our products are sold. Our largest customers include The Sports Authority and Wal Mart in the United States; Victoria, Alpen and Xebio in Japan; Intersport International, a voluntary buying group which distributes our products predominantly in Europe; and Decathlon in France and other European countries. No single customer accounted for more than 4% of our 2002 net sales.

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

       o The main competitors to our Head ski brand, are Rossignol, which is owned by Rossignol S.A.; Salomon, which is owned by adidas-Salomon AG; Atomic, which is owned by Amer Group Plc; Fischer, which is owned by Fischer GmbH; K-2, which is owned by K-2 Inc., and a number of smaller ski manufacturers. Our Tyrolia bindings division competes primarily with Salomon, Marker and Atomic. With respect to Head ski boots, our main competitors are Nordica, which is owned by Technica; Salomon, Lange/Rossignol group; and Technica and Dolomite, both of which are owned by the Technica-Lowa-Dolomite Group.

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

       Some of our competitors, notably Salomon, which is part of addidas-Salomon AG, are larger and have greater financial and other resources than we do. For the most part, we compete on a product-by-product basis, and are retaining market share as against our larger competitors and acquiring market share from smaller companies as the sporting goods industry consolidates.

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

Materials

       We source our raw materials from multiple suppliers under purchase orders, and where appropriate, we negotiate contracts for up to one year forward at fixed rates to hedge our production cost. Our primary raw materials are plastics, rubber, steel and felt. We estimate that for 2002 cost increases in all our raw materials were approximately $3 million. We have not experienced extreme volatility of raw material prices.

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

       We utilize some proprietary or patented technologies in the formulation or manufacturing of a number of our products, including Free Flex technology in the manufacture of our precision bindings, Dimple and Shock Stop technology in the manufacture of our tennis racquets, Autowalk and Double Power buckles in the manufacture of Head ski boots and various other proprietary technologies used in the manufacture of our diving products. We also use patents in connection with our Head Titanium tennis racquets and with Head Intelligence technology, particularly the Chip System technology. We believe our proprietary information to be among our most important and valuable assets, and generally seek patent protection for our products in countries where significant existing or potential markets for our products exist. We believe we have taken adequate measures to protect our proprietary information in all of our major markets. We consider our proprietary technology and patent protection to be important to our business.

       We believe that our patents are among our most valuable assets. We are not dependent on any one patent or set of patents. Some of our recently introduced products like Titanium and Intelligence Tennis racquets, the Mares and Dacor HUB system and Tyrolia "Super Light" bindings have patents that have many years to run.

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

       The following is a list of our significant (direct and indirect) subsidiaries and their country of incorporation:

                                                   Proportion of Issued
Significant Subsidiary                  Domicile       Capital Held
----------------------                  --------       -------------
Head Holding Unternehmensbeteiligung    Austria            100%
HTM Sport-und Freizeitgerate AG         Austria            100%
Head Sport AG                           Austria            100%
Head Tyrolia GmbH                       Austria            100%

Head Technology GmbH                    Austria            100%
Tyrolia Technology GmbH                 Austria            100%
Head Tyrolia Sports Canada Inc.         Canada             100%
Head Sport s.r.o.                       Czech Republic     100%
OU HTM Sport Eesti                      Estonia            100%
Head Tyrolia Sports S.A.                France             100%
HTM Deutschland GmbH                    Germany            100%
Head UK Ltd.                            Great Britain      100%
Penn Racquet Sports Co.                 Ireland            100%
HTM Sport S.p.A.                        Italy              100%
HTM Sports Japan KK                     Japan              99.6%
HTM Head Tyrolia Mares Iberica S.L.     Spain              100%
HTM Sports Corp.                        Switzerland        100%
HTM USA Holdings Inc.                   USA                100%
Head USA Inc.                           USA                100%
Penn Racquet Sports Inc.                USA                100%

4.D. Property, Plants and Equipment

       The following table sets forth information as of December 31, 2002 with respect to the manufacturing, production, warehousing and office facilities used by us in our business:

                                                                                                          Owned /   Area (in square
        Location                                                 Description                              Leased        meters)
-----------------------            -----------------------------------------------------------------     --------       -------
Kennelbach, Austria............    Ski and tennis manufacturing                                          Leased          13,139
                                   Administration, marketing, research and development                   Leased           4,186
Klaus, Austria.................    Warehousing                                                           Leased           8,710
Schwechat, Austria.............    Binding manufacturing                                                 Leased          12,709
                                   Warehousing                                                           Leased           5,510
                                   Administration, marketing, research and development                   Leased           1,472
Neusiedl, Austria..............    Binding assembly and warehousing                                      Leased           2,973
Maser, Italy...................    Ski boot manufacturing, research and development                      Leased           6,490
Tallinn, Estonia...............    Ski boot and diving products manufacturing                            Owned           29,574
Budejovice, Czech Republic.....    Tennis racquets assembly and ski manufacturing                        Owned            7,375
Rapallo, Italy.................    Manufacturing                                                         Owned            1,200
                                   Warehousing, administration, research and development                 Owned            4,800
Casarza, Italy.................    Warehousing                                                           Owned            7,300
                                   Manufacturing and warehousing                                         Owned            7,708
Phoenix, Arizona...............    Tennis and racquetball ball administration, manufacturing, research   Owned           13,009
                                   and development
Mullingar, Ireland.............    Tennis ball manufacturing, warehouse                                  Owned            3,094
                                   Administration                                                        Owned              386
                                   Warehouse                                                             Leased           1,747


       In addition, to the facilities described above, we own and lease additional facilities in various areas throughout the world. Our leased facilities have remaining terms generally ranging from one to four years. Substantially all leases contain renewal options pursuant to which we may extend the lease terms in increments of one to four years. We do not anticipate any difficulty in renewing our leases as they expire.

       Management considers our facilities to be well maintained and satisfactory for our operations, and believes that our facilities provide sufficient capacity for our current and expected production requirements.

Environmental Matters

       Our operations are subject to European Union, federal, state and local laws, regulations and ordinances relating to the operation and removal of underground storage tanks and the storage, handling, generation, treatment, emission, release, discharge and disposal of various materials, substances and wastes. The nature of our operations exposes us to the risk of claims with respect to environmental matters and we cannot assure you that material costs or liabilities will not be incurred in connection with such claims.

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

       As a manufacturer and distributor of branded sporting goods, our revenues are affected by the overall economic trends of our principal geographic markets, mainly Europe, but also the United States and Japan, as well as changes in consumer preferences. The skiing market declined over the past few years due to a shift in consumer preference from skiing to snowboarding in the early 1990s, an absence in significant product innovation prior to the introduction of the carving ski and the severe decline in the Japanese market caused by the economic difficulties experienced there in recent years. After a slight growth of 2.5% in 2000, the worldwide ski market experienced decline of 2% in 2001 and 5% in 2002 as compared to the prior year. We believe we are currently well positioned in the skiing market as we are at the forefront of the development of carving skis, sales of which have increased to approximately $450 million at wholesale in 2002 from an estimated $40 million in 1995.

       In 2002, we believe, based on our market knowledge and experience, that the worldwide market for tennis racquets declined by 5% and for tennis balls by 2%. In addition, the worldwide market share of Head tennis racquets increased from 14.7% in 1995 to 24.2% in 2002 and the worldwide market share for Penn balls is 35.3% based on volume. In 2002, we believe, based on our market knowledge and experience, the worldwide market for diving declined approximately 10%. The overall decline was, we believe, principally due to the decrease in international travel as a consequence of the fear for terror attacks and to a lesser extend the general worldwide economic slowdown and a consequent decrease in the number of the end users of diving.

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

       We operate in a multi-currency environment and are subject to currency translation risk and, to a much lesser extent, currency transaction risk. Currency translation risk arises because we measure and record the financial condition and results of operations of each of our subsidiaries in their functional currency and then translate these amounts into our reporting currency. We incur transaction risk whenever one of our subsidiaries enters into a transaction using a currency other than its functional currency. However, we reduce this risk by seeking to match our revenues and costs in each currency. In addition, as described below, we hedge part of our firm commitments for sales to Japan, Switzerland and Canada through forward contracts and options with Austrian banks. See " - Liquidity and Capital Resources" and "Quantitative and Qualitative Disclosures about Market Risk".

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

       As of December 31, 2002, we had approximately $307.2 million (net of restricted portion due to the EC decision) of net operating tax loss carry forwards, primarily in Austria. Austria allows an unlimited carryover of net operating losses. Accordingly, we believe it is more likely than not that we will utilize $274.3 million of net operating loss carryforwards to lower cash taxes on future taxable income. See Note 20 to the consolidated financial statements. The realization of operating loss carry forwards is ultimately dependent upon our ability to generate future earnings in the respective jurisdictions. There can be no guarantee that we will generate future earnings.

       In connection with ordinary share options granted to officers we have incurred a non-cash compensation expense of approximately $2.0 million and $1.6 million in the 2001 and 2002 fiscal years, respectively. As of December 31, 2002, deferred non-cash compensation relating to previously granted stock options amounted to approximately $2.4 million. This amount will be recognized as an expense over the remaining vesting terms of the options. Any further stock option grants will result in additional non-cash compensation expense being recognized.

       Our expenses, as reported in U.S., dollars are also affected by movements in the exchange rate of the U.S. dollars against the currencies of the countries in which we manufacture and sell our goods.

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

Critical Accounting Policies and Estimates

       The preparation of our consolidated financial statements required us to make estimates and assumptions that affected reported amounts of assets and liabilities and the results during the reporting period. On an on-going basis, we evaluate our estimates and judgements, including those related to product returns, bad debts, inventories, tangible and intangible long-lived assets, income taxes and warranty obligations. The estimates and judgements are based on historical experiences and on various other factors that are believed to be reasonable under the circumstances.

       We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. We specifically analyze accounts receivables and evaluate historical bad debt, customer concentrations, customer creditworthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

       Property, plant and equipment are initially stated at cost. Depreciation on property, plant and equipment is computed using the straight-line method over their estimated useful lives. We have determined useful lives of property, plant and equipment after consideration of historical results and anticipated results based on our current plans. Our estimated useful lives represent the period the asset remains in service assuming normal routine maintenance. We review the estimated useful lives assigned to property, plant and equipment when our business experience suggests that they do not properly reflect the consumption of the economic benefits embodied in the property, plant or equipment nor result in the appropriate matching of cost against revenue. Factors that lead to such a conclusion may include physical observation of asset usage, examination of realized gains and losses on asset disposals and consideration of market trends such as technological obsolescence or change in market demand.

       When events or changes in circumstances indicate that the carrying amount may not be recoverable, property, plant and equipment are reviewed for impairment. When such assets' carrying value is greater than the undiscounted cash flows estimated to be generated by those assets, an impairment loss is recognized equal to the difference between the fair value of the assets and their carrying value.

       In accordance with SFAS 142, we also perform impairment reviews of our goodwill and trademarks at least annually. We test goodwill for impairment using the two-step process prescribed in SFAS 142. The first step is a screen for potential impairment, while the second step measures the amount of impairment, if any. Our trademark impairment test involves comparing the fair value of the trademark to its carrying value.

       The assessment of tangible and intangible long-lived assets for possible impairment requires certain judgments and estimates to be made by us, primarily related to our projected cash flows. Our projected cash flows reflect a number of assumptions including sales volume, prices, and terminal values of tangible long-lived assets, which are based on the expected life of products and forecasted life cycle. While we believe that our assumptions are appropriate, such estimates could differ materially from what will actually occur in the future.

       We provide for the estimated cost of product warranties and product returns at the time revenue is recognized. Our warranty provision is established based on our best estimates of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. Our product return provisions are based on our historical experiences. While we believe that our warranty and product return provisions are adequate and that the judgment applied is appropriate, such amounts estimated to be due and payable could differ materially from what will actually transpire in the future.

       We periodically review our inventory for obsolescence and declines in market value below cost. Estimated obsolescence or unmarketable inventory led to write-downs of our inventory to the estimated market value based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favourable than those projected by us, additional inventory write-downs may be required.

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

Recent Accounting Pronouncements

       On July 20, 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that all business combinations be accounted for by the purchase method. SFAS No. 142 addresses the accounting for acquired goodwill and other intangible assets and contains certain transitional provisions, which may affect classification and balances of intangible assets.

       The on-going impact is that goodwill and intangible assets with an indefinite life are no longer amortized, but instead are tested at least annually, in the fourth quarter, for impairment. The goodwill impairment test consists of a two-step test. First, each reporting unit's (which generally represents one level below an operating segment) carrying value is compared to its fair value. Second, where the reporting unit's carrying value exceeds its fair value, an impairment loss is recognized to the extent that the goodwill carrying value exceeds the reporting unit's implied goodwill, which is calculated as the difference between the reporting unit's fair value and the fair value of the reporting unit's recognized and unrecognized assets and liabilities. The impairment test for indefinite-lived intangible assets requires that an impairment loss be recognized equal to the excess of its carrying value over its fair value (see Note 4).

       In October 2001, the FASB issued SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. SFAS No. 144 retains the fundamental provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, for (1) the recognition and measurement of the impairment of long-lived assets to be held and used and (2) the measurement of long-lived assets to be disposed of by sale. SFAS No. 144 also amends APB No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of Business, by requiring that operating and disposal gains/losses be recognized in the period incurred. Additionally, SFAS No. 144 expands the separate presentation requirement of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the on-going operations of the entity in a disposal transaction. This statement is effective for fiscal years beginning after December 15, 2001. Adoption of this statement did not have a material impact on our consolidated financial position or results of operations.

       On April 30, 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 will not have a material impact on our consolidated financial position or results of operations other than requiring us retroactively to reclassify gains or losses on extinguishment of debt from extraordinary items beginning upon adoption on January 1, 2003.

       In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The effects of this standard, if any, have not yet been evaluated by us.

       In January 2003, the Emerging Issues Task Force (EITF) issued EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables". EITF 00-21 addresses the issues of (1) how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting; and (2) how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF 00-21 does not change otherwise applicable revenue recognition criteria. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We are in the process of assessing the impact of adopting EITF 00-21. We believe EITF 00-21 has no impact on the financial position and results of operations.

       In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 requires a liability to be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements, such as certain indemnity provisions and guarantees of third party debt. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. We do not expect that the adoption of FIN 45 will have a significant impact on the financial position and results of operations.

       In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46) "Consolidation of Variable Interest Entities, an interpretation of ARB 51". FIN 46 addresses the consolidation of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIE") by clarifying the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements" to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 provides guidance on how to determine when and which business enterprise (the "primary beneficiary") should consolidate the VIE. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The disclosure provisions of FIN 46 are effective in all financial statements initially issued after January 31, 2003. FIN 46 is required to be immediately applied by all entities with a variable interest in a VIE created after January 31, 2003. A public entity with a variable interest in a VIE created before February 1, 2003 is required to apply FIN 46 to that entity no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. We are in the process of assessing the accounting impact of adopting FIN 46 but do not currently expect that it will have an impact on the financial position and results of operations.

Results of Operations

       The following table sets forth each line item of our consolidated statement of operations as a percentage of total revenues for the periods shown:

                                                                                                     Year Ended December 31,
                                                                                                  2000          2001        2002
                                                                                              -----------   -----------  -------
Total revenues.............................................................................     100.0%        100.0%       100.0%
Cost of sales.............................................................................       57.1          59.7         60.2
                                                                                                -----          ----         ----
Gross profit..............................................................................       42.9          40.3         39.8
Selling and marketing expense.............................................................       24.5          26.0         26.5
General and administrative expense (excluding non-cash compensation expense)..............        8.4           8.9          8.3
Non-cash compensation expense.............................................................        0.3           0.5          0.4
                                                                                                -----         -----        -----
Operating income..........................................................................        9.7           4.9          4.6
Interest expense..........................................................................       (4.7)         (2.9)        (3.0)
Interest income...........................................................................        0.3           0.2          0.2
Foreign exchange gain (loss) .............................................................        1.9           1.5         (1.9)
Other income (expense), net...............................................................       (1.0)          0.0          0.1
                                                                                                ------        ------       ------
Income from continuing operations before income taxes and extraordinary items.............        6.1           3.7          0.0
Income tax benefit (expense)..............................................................        0.5          (1.0)        (0.7)
Share of loss from equity investment, net of tax..........................................          -          (0.3)           -
                                                                                                --------      ------       -------
Income (loss) from continuing operations before extraordinary items.......................        6.6           2.4         (0.7)
Loss from discontinued operations.........................................................       (0.2)           --           --
Extraordinary gain........................................................................        0.5            --           --
                                                                                                ------         -------     ------
Net income (loss).........................................................................        7.0%          2.4%        (0.7)%
                                                                                                 =====          ====        =====


Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

       Total Revenues. For the twelve months ended December 31, 2002, total revenues decreased by $4.5 million, or 1.2%, to $387.5 million from $392.0 million in 2001. At comparable exchange rates, total revenues decreased by 4.4%. This was caused by significantly lower sales of racquet sports, the conversion of our footwear business into a licensing agreement and lower sales of diving equipment.

       The following table sets forth revenues for each of our product categories for each of the years ended December 31, 2001 and 2002:

                                                        For the Years Ended December 31,
                                                        --------------------------------
                                                    2001              2002           % Change
                                                    ----              ----           --------
                                                       (in thousands, except percentages)
Product Category
Winter Sports.................................     $135,421          $144,667           6.8%
Racquet Sports................................      180,108           168,822          (6.3)
Diving........................................       68,480            65,600          (4.2)
Licensing.....................................        8,012             8,398           4.8
                                                 ----------        ----------    -----------
  Total revenues..............................   $  392,021        $  387,487          (1.2)%
                                                 ==========        ==========         ======


       Winter Sports revenues for the twelve months ended December 31, 2002 increased by $9.2 million, or 6.8%, to $144.7 million from $135.4 million in 2001. The main reason for the increase in sales was the strengthening of the euro against the US dollar. Excluding the effect of changes in exchange rates, revenues in winter sports increased by 1.4%. This increase was mainly due to increased sales of our snowboard equipment.

       Racquet Sports revenues for the twelve months ended December 31, 2002 decreased by $11.3 million, or 6.3%, to $168.8 million from $180.1 million in 2001. Excluding the effect of changes in exchange rates revenues, in Racquet Sports decreased by 7.8%. This decrease in revenues is mainly due to having converted our footwear business into a licensing agreement from the beginning of 2002. To a lesser extent, it is the result of the racquet industry as a whole suffering a decline in 2001 and 2002, due to a decline in the number of the recreational players, poor weather conditions in certain regions during the peak selling season and consumer reaction to a slowing economy.

       Diving product revenues for the twelve months ended December 31, 2002, decreased by $2.9 million, or 4.2%, to $65.6 million from $68.5 million in 2001. Excluding the effect of changes in exchange rates, revenues from diving products decreased by 7.0%. We believe that the diving market is suffering from both US consumer reaction to the uncertainty regarding the overall political situation and the general downturn in the global economy, which has resulted in fewer people traveling worldwide to dive centers and resorts and making corresponding purchases of equipment.

       Licensing revenues for the twelve months ended December 31, 2002 increased by $0.4 million, to $8.4 million from $8.0 million in 2001. The division has been affected by two changes: sports bags, which were licensed until the end of 2001, started being sold directly by our UK subsidiary and footwear products were licensed to a third party. Both of these changes took place at beginning of 2002.

       Gross Profit. For the twelve months ended December 31, 2002, gross profit decreased by $4.0 million to $154.1 million from $158.0 million in 2001. Gross margin decreased to 39.8% in 2002 from 40.3% in 2001. The decline in gross profit reflected lower volumes, unfavorable currency impacts and lower average prices. The decline in gross margin reflects higher material and energy costs, lower average prices as well as unfavorable currency impacts.

       Selling and Marketing Expenses. For the twelve months ended December 31, 2002, selling and marketing expenses increased by $0.5 million, or 0.5%, to $102.6 million from $102.1 million in 2001. At comparable exchange rates, selling and marketing expenses decreased by 2.4%. This decrease was due primarily to significantly lower advertising spending. This impact was partly offset by planned increased departmental selling expenses in connection with our new distribution unit in United Kingdom.

       General and Administrative Expenses. For the twelve months ended December 31, 2002, general and administrative expenses decreased by $2.7 million, or 7.8%, to $32.1 million from $34.8 million in 2001. In 2001, amortization of goodwill and trademarks of $1.0 million was recorded. In accordance with SFAS 142, in 2002, goodwill and trademarks are no longer amortized. In 2001, we also recorded $0.8 million in connection with an employee termination. The further increase was due to the strength of the euro against the dollar as our general and administrative expenses are mostly in euro.

       We also recorded $2.0 million and $1.6 million for the year ended December 31, 2001 and 2002, respectively, as non-cash compensation expense due to the grant of stock options under our stock option plans 1998 and 2001 and the resulting amortization expense.

       Operating Income. As a result of the foregoing factors, operating income for the twelve months ended December 31, 2002, decreased by $1.4 million, or 7.2%, to $17.8 million from $19.1 million in 2001.

       Interest Expense. For the twelve months ended December 31, 2002 interest expense increased by $0.4 million, or 3.6%, to $11.7 million from $11.3 million in 2001. The increase was due to the strength of the euro against the dollar. Our interest expenses are mostly in euro.

       Interest Income. For the twelve months ended December 31, 2002 interest income remained broadly unchanged.

       Foreign Currency Exchange. For the twelve months ended December 31, 2002, we recorded a foreign currency exchange loss of $7.4 million, compared to a gain of $5.8 million in 2001. The loss was primarily associated with our U.S. dollar denominated receivables of our European subsidiaries as the Euro strengthened against the US dollar during the year. We operate in a multi-currency environment and are subject to the effects of fluctuation in exchange rates.

       Other Income (Expense), net. For the twelve months ended December 31, 2002, other income, net increased by $0.4 million to $0.4 million from $0.0 million in 2001.

       Income Tax Benefit (Expense). For the twelve months ended December 31, 2002, total income tax expense decreased by $1.4 million to $2.6 million from $4.0 million in 2001. The decrease in tax expense is mainly attributed to lower pretax income, offset by an increase of current income tax expense primarily in Austria and Italy.

       Share of loss from equity investment, net of tax. This represented our share of loss from an equity investment in a distribution company purchased at the end of 2000. Our share of loss from this equity investment was $1.1 million. On December 14, 2001, we withdrew our investment and since then we have no further obligations.

       Net Income. As a result of the foregoing factors, for the twelve months ended December 31, 2002, the Company had net loss of $2.6 million, compared to net income of $9.4 million in 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

       Total Revenues. For the year ended December 31, 2001, total revenues decreased by $6.6 million, or 1.7%, to $392.0 million from $398.6 million in 2000. At comparable exchange rates, total revenues decreased by $1.2 million, or 0.3%. This was mainly caused by lower sales of winter products and diving equipment.

       The following table sets forth revenues for each of our product categories for each of the years ended December 31, 2000 and 2001:

                                                              For the Years Ended December 31,
                                                              --------------------------------
                                                              2000              2001     % Change
                                                              ----              ----     --------
                                                              (in thousands, except percentages)
Product Category
Winter Sports........................................       $144,542          $135,421       (6.3)%
Racquet Sports.......................................        174,010           180,108        3.5
Diving...............................................         72,232            68,480       (5.2)
Licensing............................................          7,855             8,012        2.0
                                                          ----------        ----------       ------
  Total revenues.....................................     $  398,639        $  392,021       (1.7)%
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

       Racquet Sport revenues for the year ended December 31, 2001 increased by $6.1 million, or 3.5%, to $180.1 million from $174.0 million in 2000. Excluding the effect of changes in exchange rates, revenues in Racquet Sports increased by $9.0 million, or 5.3%. After experiencing some growth in 1999 and 2000, judging from third party market surveys conducted in all key markets globally, we believe the market remained stable in 2001 as poor weather conditions in certain regions during the peak selling season were offset by market increases in other parts of the world. In this market environment, Racquet Sports experienced growth during the period, the key revenue drivers being an increase in tennis racquet sales, following the launch of Head Intelligence technology in late 2000.

       Diving product revenues for the year ended December 31, 2001 decreased by $3.8 million, or 5.2%, to $68.5 million from $72.2 million in 2000. Excluding the effect of changes in exchange rates, revenues from diving products decreased by $2.0 million, or 2.8%. We believe that the diving market is suffering from both U.S. consumer reaction to the events of September 11th and the general downturn in the economy, which had resulted in fewer people traveling to dive centers and resorts and making corresponding purchases of equipment.

       Licensing revenues for the year ended December 31, 2001 increased by $0.2 million, to $8.0 million from $7.9 million in 2000.

       Gross Profit. For the year ended December 31, 2001, gross profit decreased by $13.1 million to $158.1 million from $171.2 million in 2000. Gross margin decreased to 40.3% in 2001 from 42.9% in 2000. The decline in gross profit reflected both lower sales in

Winter Sports and Diving and the costs associated with the conversion of our Footwear business into a licensing arrangement with Romika. The decline in gross margin reflects higher material and energy costs, lower sales quantities as well as the termination of our Footwear business.

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

       General and Administrative Expenses. For the year ended December 31, 2001, general and administrative expenses increased by $1.3 million, or 3.9%, to $34.8 million from $33.5 million in 2000. Of this increase, $0.4 million was attributable to a lower gain on the sale of a building used in operations in Italy than was recorded in 2000. In addition, we recorded in the year ended December 31, 2001, $0.6 million of termination benefits and other related costs primarily in respect of employee termination and other related costs associated which in the racquet sports and $0.2 million of expenses in connection with the start up of our distribution operation in UK.

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

       Income Tax Benefit (Expense). For the year ended December 31, 2001, income tax increased by $6.0 million to an expense of $4.0 million from an income tax benefit of $1.9 million in 2000. This increase is mainly attributed to an increase of current income tax expense mainly in Austria and Italy in 2001 and the reversal of a valuation allowance on the deferred tax assets associated with tax loss carryforwards in 2000.

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

       Cash generated from operating activities decreased from $35.9 million in 2001 to $23.3 million in 2002. This decrease is a result of lower net income and a lower level of accounts payable partially offset by a lower level of receivables. The cash flows from operating activities and proceeds from sale of property were used to pay a dividend of $5.2 million to our shareholders and to purchase property, plant and equipment of $20.7 million.

       Cash from financing activities was provided by entering into a sale-leaseback agreement of (euro) 10.6 million (approximately $11.0 million) as well as by entering into a mortgage agreement of $4.8 million which was used in part to repurchase (euro)3.6 million ( approximately $3.5 million) of the Senior Notes, to purchase ordinary shares of $4.1 million and to repay $2.9 million short-term borrowings.

       As of December 31, 2002, we had $37.6 million in cash and cash equivalents and $49.2 million in unborrowed availability on its credit facilities. In addition, we had working capital, net of cash of approximately $159.2 million, an increase of approximately $21.6 million from December 31, 2001. The primary reason of this increase was the strength of the euro against the dollar. In local currency, working capital has actually been reduced during the year.

       Cash generated from operating activities increased from $6.5 million in 2000 to $35.9 million in 2001, mainly due to decreased working capital requirements. In 2001, proceeds from operations were used to purchase property, plant and equipment totaling $15.2 million, to acquire a distribution business for $4.1 million, for an interest in a distribution company of $0.6 million, to pay a dividend to the Company's shareholders of $9.5 million and to purchase treasury stock of $5.4 million.

       In September 2000, we generated $134.4 million cash proceeds from its initial public offering, which was used to repay $63.3 million of our lines of credit, to repay our $29.9 million outstanding senior loan, and to repurchase $30.0 million senior notes.

       Given the nature of winter sports, and to a lesser extent racquet sports, our operating cash flow and working capital needs are highly seasonal. See "-- Factors Affecting Revenues". Our need for cash is greater in the third and fourth quarters when cash generated from operating activities, together with draw downs from our bank lines, are invested in inventories and receivables.

       As described above, we operate in a multi-currency environment and are subject to currency translation risk and, to a much lesser extent, currency transaction risk. We incur transaction risk whenever one of our subsidiaries enters into a transaction using a currency other than its functional currency. In order to reduce this risk, we seek to match our revenues and costs in each currency. We also hedge part of our firm commitments for sales to Japan, Switzerland and Canada through forward contracts and options with Austrian banks. As of December 31, 2002, we had five forward contracts on Japanese yen totaling $7.1 million, four Swiss franc forward contracts totaling $5.0 million, three Canadian dollar option contracts totaling $1.1 million, two Swiss franc option contracts totaling $0.9 million and one Japanese yen option contract totaling $1.3 million. We recorded foreign exchange gains of $7.5 million in 2000, $5.8 million in 2001 and foreign exchange losses of $7.4 million in 2002; see "Quantitative and Qualitative Disclosures About Market Risk".

       We finance our operations through short- and long-term borrowings under agreements available to us and our subsidiaries as well as other debt. Total debt as of December 31, 2002, was $154.9 million, consisting of short-term borrowings of $58.8 million, other long-term debt of $27.3 million and senior notes of $68.9 million.

       As of December 31, 2002, we had aggregate undrawn credit facilities of $34.4 million under operating credit lines, Austrian bank loans, and other lines of credit. In addition, $14.8 million was available under the U.S. loan agreement.

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

Loan Agreements

       Long-Term Debt. As of December 31, 2002, we had an aggregate amount of approximately $0.5 million long-term debt owed to several Austrian banks. This debt is denominated in euro and had a weighted average interest rate on outstanding borrowings of approximately 3.4% at December 31, 2002. This long-term debt is payable over several years, with the final payments scheduled in 2005.

       Sale-Leaseback. We entered into an agreement on June 28, 2002, whereby it sold land and building to an unrelated bank and leased it back over a 15 year term. The proceeds of this sale were (euro)10.6 million. We have the obligation to purchase the property back after 15 years for (euro)8.2 million. We may also repurchase the property at its option from the first until the tenth year of the arrangement for the present value of the future lease payments and the remaining residual value. We are also required to pay the bank a monthly deposit of (euro)0.01 million, which will be repaid to us, plus interest of 6.7%, at the time of repurchase. Because of our continuing involvement, this transaction has been accounted for as a financing such that we have recorded (euro)10.6 million of cash and long-term borrowings. As of December 31, 2002, we had outstanding debt under the sale-leaseback agreement of $ 11.1 million.

       Operating Credit Lines. As of December 31, 2002, we had outstanding debt of $0.1 million with various Austrian banks and undrawn credit facilities of $26.1 million. The weighted average interest rate on outstanding loans was 4.75% at December 31, 2001.

       Oesterreichische Kontrollbank Aktiengesellschaft. As of December 31, 2002, we had outstanding borrowings under this line of credit of $15.7 million with Oesterreichische Kontrollbank Aktiengesellschaft. The weighted average interest rate on this indebtedness was 3.35% at December 31, 2002. These loans had been made in form of credits for specific exports. The amounts owed are secured by bills of exchange and by all Austrian trade receivables. No more credit facilities are available under these terms of commitment.

       10 3/4% Senior Notes

       In July 1999, Head Holding issued (euro)100.0 million of 10 3/4% senior notes due 2006. Proceeds from the offering of the senior notes were used to repay existing debt and for general corporate purposes. In October 2000, the Company repurchased (euro)30.9 million (approximately $32.4 million) of its Senior Notes in a series of transactions using part of the proceeds of the Company's initial public offering. In July 2002, the Company repurchased another
(euro)3.6 million (approximately $3.5 million) of its Senior Notes. As of December 31, 2002, (euro)65.7 million ($68.9 million) aggregate principal amount of senior notes was outstanding.

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

       U.S. Loan Agreement

       In April 2000, our subsidiaries, Head USA, Inc., Mares America Corporation, Penn Racquet Sports, Inc. and Dacor Corporation, entered into a $20 million, three-year, renewable term Loan and Security Agreement with Fleet Capital Corporation and other financial institutions providing for a revolving loan facility and a letter of credit facility. The agreement is secured by substantially all accounts receivable and inventory of Head USA, Inc., Mares America Corporation, Penn Racquet Sports, Inc. and Dacor Corporation and the Penn trademarks and patents (collectively the "collateral"). At December 31, 2002, $5.2 million were restricted under this agreement. No funds were used under this line of credit as of December 31, 2002.

Mortgage Agreement

       One of the Company's subsidiaries entered into a mortgage agreement secured by the Penn Phoenix property with an unrelated financial institution of $4.8 million over a 15 year term at an interest rate of 7.33%.

       Other Long-Term Debt

       As of December 31, 2002, we had outstanding amounts of other long-term debt of $11.0 million with several Italian banks and one bank in the Czech Republic. The weighted average interest rate on borrowings outstanding under the loans was 3.9% at December 31, 2002. These loans terminate until 2009.

       Italian Bank Loans

       As of December 31, 2002, HTM Sport S.p.A., our Italian subsidiary, had drawn an aggregate amount of approximately $16.3 million with various Italian banks. The weighted average interest rates on these credit lines was 4.7% at December 31, 2002. We believe we can redraw amounts under these credit lines after they have been repaid.

       Japanese Bank Loans

       As of December 31, 2002, HTM Sports Japan KK, one of our Japanese subsidiaries, had short-term credit lines with Sumitomo Bank of approximately $18.5 million that are renewed annually. HTM guarantees the payments to Sumitomo Bank in the amount of the outstanding debt. The weighted average interest rate on these loans was 3.0% at December 31, 2002.

       Other Lines of Credit

       As of December 31, 2002, we had outstanding amounts of approximately $8.1 million under other operating lines of credit in France, United States and Canada. The weighted average interest rate on these loans was 4.1% at December 31, 2002.

Disclosures about Contractual Obligations and Commercial Commitments

       Obligations to make future payments under contracts for the periods indicated are as follows as of December 31, 2002 (in thousands).

                         Less than
Contractual Obligations    1 year    1-3 years  4-5 years  After 5 years  Total
-------------------------------------------------------------------------------
Sale-Leaseback           $   107        237         271        10,477  $ 11,092
Mortgage                     183        409         473         3,657     4,722
Senior Notes                                     68,852                  68,852
Other Long-Term Debt       2,059      3,961       2,391         3,043    11,454
Operating Leases           3,145      4,191       1,378         1,279     9,993

5.C. Research and Development, Patents and Licenses

     We believe that we are an industry leader in the development of innovative and technologically advanced sports equipment. Our research and development groups identify consumer needs and shifts in consumer preferences in order to develop new product ideas and concepts. In addition, we encourage cross-fertilization of ideas among divisions, which has led to further product innovations. In 2002, 2001 and 2000, we spent approximately $11.0 million, $9.5 million and $9.1 million, respectively, on engineering, research and development and $1.0 million, $0.6 million and $0.3 million, respectively, for patents and licenses. To ensure quality and precision, the majority of our products are designed on our own computer-aided design and manufacturing (CAD/CAM) systems.

5.D. Trend Information

     We operate in mature markets that, after a period of decline, have in the past several years been stable and in 2002 had shown a market decline. The industry trend has been toward consolidation, which has benefited us because we are a leading company in our core sectors.

     The slowdown in the U.S. economy in 2002 and 2003 has an effect on consumer spending worldwide. In light of the current political and economic situation, we expect sales in 2003 to be in line or slightly below those achieved in 2002. Our products are targeted towards sports enthusiasts who, based on available market data, tend to have comparatively high disposable income. We believe that the purchase of new sports equipment among this group tends to be influenced more by product innovation than by economic conditions.

     Revenues Growth and Currency Fluctuations

     While we report our results in U.S. dollars, close to 50% of our revenues are in euros and the majority of our manufacturing is on a euro cost basis. As a consequence, currency fluctuations have an effect upon our reported results. Within a given period, the appreciation of the euro against the dollar will be reflected in higher revenues and costs on a translation basis, and conversely, when it depreciates, we would expect to show lower revenues and costs. Given the current order flow, we expect revenue in 2003 to be in line or slightly below those achieved in 2002.

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

     Product Outlook

     In Winter Sports, we see a significant trend in Europe towards integrated, better coordinated ski-binding-boot systems, high performance, higher priced equipment, based on an increase in average selling prices. In 2003, re-orders are comparable to previous years. For 2003, we will be concentrating on improving product mix, especially on extending our high end product line, as we expect the consumer preference for high performance sports products to continue. We will extend our integrated line of ski products and concentrate on improving the ski product mix. For those products for which there is high demand, such as our best-selling recently introduced SL 100 bindings, we will focus on increased profitability. We continually introduce new technical features for improved performance, safety and comfort such as new Free Flex systems, the unique safety "ABS" anti-friction toeplates, new and lighter designs of our unique Diagonal safety feature, new integrative solutions with new totally integrated tool free systems (Railflex System), innovative light-weight constructions, as well as changes in styling and appearance in each two- to three-year product cycle.

     In snowboards, where we have recently introduced the Dimensional Concept technology, we are still outsourcing our products with the exception of Step-X4 bindings that are manufactured by Tyrolia.

     In ski boots, where we have renewed our high end range during 2002, we will maintain our cost efficiency in means of production and concentrate on improving our product mix.

     In Racquet sports, we have experienced a decline which we partially compensated with our successful product line extension of our Intelligence X series. We expect sales to be in line with 2002, as we continue to complement the existing Intelligence X line with new, exciting products and simultaneously re-position the Titanium-series for the "value consumer".

     In Diving, we are successfully introducing our products in new geographical areas such as Eastern European countries and Southern Asia. During the last season big attention was given to reducing the number of offered products in order to have a simpler and more efficient line but still able to fulfill all divers' needs. In 2003, we expect to see the benefit of these programs in increased profitability.

     Capital Expenditures; Research and Development

     We expect to spend approximately $47 million on investment in property, plant and equipment and $36 million on research and development in the 2003 to 2005 period, primarily for the design and manufacturing of products that are scheduled to be introduced and existing products which we expect to continue selling during the period.

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

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Management Board and Executive Officers

     Our amended articles of association provide for a Management Board that is charged with our management under the general supervision of the Supervisory Board. Our Management Board currently has four members, whose names and biographies are set forth below along with those of our executive officers. See "Summary of Material Provisions of our Articles of Association and Other Matters -- Management Board."

     The following table sets forth information with respect to our Management Board and executive officers.


              Name                    Age                                  Title
------------------------------     --------       -------------------------------------------------------------
Johan Eliasch................          41         Chairman of the Management Board, and Chief Executive Officer
Ralf Bernhart................          51         Member of the Management Board and Chief Financial Officer
George F. Nicolai............          50         Member of the Management Board
Robert van de Voort..........          47         Member of the Management Board
Carlo Contini................          64         General Manager, Ski Boots Division
Claudio Ferrantino...........          56         Executive Vice President, Diving Division
David Haggerty...............          45         President, Penn Racquet Sports
Klaus Hotter.................          47         Executive Vice President, Ski Division
Robert Kosian................          53         Head of Investor Relations
Georg Kroll..................          54         Executive Vice President, Licensing Division
Robert Marte.................          49         Executive Vice President, Racquet Sports Division
Edgar Pollmann...............          58         Executive Vice President, Bindings Division
Robert Soden.................          59         President, Head USA
Helmut Umlauft...............          56         Vice President, Operations, Head Division


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

     Mr. George F. Nicolai, born in 1953, has been a member of the management team of MeesPierson Trust B.V. since 1989. After finishing his law degree at the University of Utrecht, he joined Pierson Heldring & Pierson (now Fortis Bank) serving in a variety of executive positions, both in the Netherlands and abroad. He currently also serves as a member of the board of several Dutch subsidiaries of international companies such as Valentino, Telefonica, Spireni plc., Rothschilds, Volvo, National Grid and Pirelli. Mr. Nicolai also serves as chairman of the supervisory board of Optical Technologies The Netherlands B.V. and as chairman of several foundations.

     Mr. Robert van de Voort is a lawyer and is the co-founder and managing director of the TMF Group of companies. This group is active in a wide range of financial services including corporate and structured finance. Mr. van de Voort has a number of other board directorships and is a member of the supervisory boards of both the NationsBank and the Rheinische Hypothekenbank.

     Mr. Carlo Contini has served as Managing Director of HTM Sport S.p.A. since 1996 and manages the ski boots division of HTM. From 1990 to 1996, he served as the marketing director for the Mares division of HTM.

     Mr. Claudio Ferrantino has served as President of HTM Sport S.p.A. since 1991 and manages the diving division of HTM. He has served as Chairman of Mares America Corp. USA since 1995. He has been working at HTM Sport S.p.A since 1973 covering different positions including ski/tennis distribution manager.

     Mr. David Haggerty was named President of Head/Penn Racquet Sports in January 2001. In November 2002, he was appointed as Chief Executive Officer of our business in the USA. From January 1999 until taking this position, he was chief operating officer of Head USA, and Vice President/General Manager of Head USA Racquet Sports from August 1998 until January 1999. Mr. Haggerty was President of Dunlop Sports from August 1996 to August 1998 and President of Dunlop Slazenger Racquet Sports from October 1994 to August 1996. From 1980 to 1993, he held various management positions with Prince Sports Products, Inc.

     Mr. Klaus Hotter has served as Vice President of Head Sport AG since 1986 and managed the ski division of HTM. In November 2002, he assumed full responsibility for the Winter Sports Division. He managed European distribution at Blizzard from 1981 to 1986.

     Mr. Robert Kosian has served as Head of Investor Relations since 2001 and Head of Corporate Development of Head N.V. from January 1999. As of December 31, 2002, Mr. Kosian decided to leave the Company. From 1991 until joining Head Holding, he was employed by Citicorp, Inc. or its affiliates and from 1997 was a Director in the Corporate Finance Division of Citicorp Securities, Inc.

     Mr. Georg Kroll has served as Vice President of Head Sport AG since 1990. In 1996, he became the Division Manager for Licensing and International Trade. From 1990 to 1995, he was the Division Manager for the Footwear Division of HTM.

     Mr. Robert Marte has served as Vice President of Head Sport AG since 1987. He manages the Racquet Sports Division of HTM. He began with HTM in 1980 as a product manager.

     Mr. Edgar Pollmann has served as General Manager of the Tyrolia bindings division of HTM since 1996. In November 2002, he was appointed Managing Director of Global Operations. From 1995 to 1996, he was an industrial consultant for HTM responsible for the restructuring and turn-around program. Prior to joining HTM, he served as Managing Director of Steyr Auto GesmbH (the national importer and distributor of Fiat, Lancia and Alfa Romeo automobiles) from 1981 to 1993 and as industrial consultant for various companies from 1994 to 1995.

     Mr. Robert Soden has served as President of Head USA since January 1999. As of January 2003, he has left the Company. From 1992 to 1998, he served as President and Chief Executive Officer of Salomon North America, Inc. Prior to 1992, he served in various senior management positions for consumer leisure product companies.

     Mr. Helmut Umlauft has served as Vice President of Head Sport AG since 1971. He is the Head of Operations of the Head ski and tennis divisions.

     In November 2002, an Executive Committee was established. This Committee includes Johan Eliasch, Ralf Bernhart, Klaus Hotter, Robert Marte, Edgar Pollmann, Georg Kroll and Claudio Ferrantino. It is the highest consultative body and it was formed to ensure that business issues and practices are shared across the Company and to define and implement common policies.

Supervisory Board

     The Supervisory Board is responsible for overseeing our Management Board and the general course of affairs of our business. Our Supervisory Board currently has four members, whose names and biographies are set forth below. See "Summary of Material Provisions of our Articles of Association and Other Matters -- Supervisory Board."

     The following table sets forth information with respect to our Supervisory Board.



                  Name                                     Age                       Title
--------------------------------------------       ------------------    --------------------------------
William S. Cohen............................               62            Member of the Supervisory Board



Christoph Henkel............................               45            Member of the Supervisory Board
Viktor Klima................................               55            Member of the Supervisory Board
Karel Vuursteen.............................               61            Member of the Supervisory Board


     Mr. William S. Cohen has been a Member of the Supervisory Board of Head N.V. since May 2001. He is currently the Chairman and CEO of The Cohen Group, an international strategic business consulting firm based in Washington, DC. He is also a co-director at Empower America, a prominent public policy advocacy group and chairman of the William S. Cohen Center for International Policy and Commerce at the University of Maine. Secretary Cohen has other directorships with NASDAQ, IDT and Cendant Corporation Inc and serves on the advisory boards of large multinational firms including Intel, Barrick Gold International and BrazilInvest. He is a former U.S. Secretary of Defense and has served in both the U.S. Senate and House of Representatives.

     Mr. Christoph Henkel has been a Member of the Supervisory Board of HTM since 1996. He also is a member of the Board of Directors of Clorox Corp. and of Henkel Corp. /USA. Throughout the 1990s, Mr Henkel has held various marketing positions at Henkel KGaA, one of the world's largest consumer goods companies. In 1989, he became a member of the Shareholders Committee of Henkel KGaA, becoming its Vice Chairman in 1994.

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

     Mr. Karel Vuursteen is the chairman of the executive board of Heineken N.V. Prior to joining Heineken, he worked for Philips for 23 years, serving in a variety of executive positions. Mr. Vuursteen also serves as director of Gucci Group N.V., Netherlands; Nyenrode University, Netherlands; AB Electrolux, Sweden; Randstad Holding N.V., Netherlands; and De Nederlandse Staatsloterij, Netherlands. Mr. Vuursteen is also Chairman Advisory Council ING Group N.V., Netherlands; and Chairman Stichting Het Concertgebouw Fonds, Netherlands.

6.B. Compensation

     The table below shows the compensation (where applicable) of the directors for the year ended December 31, 2002 (in thousands):

                                                           Accrued for
                                       Paid                  future
                                                            payments
                                 -----------------     ---------------------
Management Board
  Johan Eliasch............$                  524    $                   --
  Ralf Bernhart.............                  410                        31
  George Nicolai............                   11                        --
  Robert van de Voort.......                   11                        --
                                 -----------------     --------------------
                           $                  956    $                   31
                                 =================     ====================

Supervisory Board
  Karel Vursteen...........$                   10    $                   --
  Christoph Henkel..........                   10                        --
  Viktor Klima..............                   10                        --
  William S. Cohen..........                   10                        --
                                 -----------------     --------------------
                           $                   40    $                   --
                                 =================     ====================

     For the year ended December 31, 2002, the aggregate compensation paid by us to our executive officers was $2.7 million. The expense for accrued compensation was $0.3 million. Under the Head Tyrolia Mares Group Executive Stock Option Plan 1998 described below under "Stock Option Plans," we have issued options to purchase an aggregate of 1,699,392 depositary receipts representing ordinary shares to some of our executive officers and Supervisory Board members. Stock-based compensation amounted to $0.2 million for the year ended December 31, 2002. Options vest over a period of four years and are subject to the Company meeting specified earnings performance targets during this period. These options were exercisable beginning on January 1, 2002, but the shares were subject to a lock-up until October 3, 2002. Each option may be exercised for a nominal price.

     Under the Head N.V. Executive Stock Option Plan 2001 described below under "Stock Option Plans", we have issued options to purchase an aggregate of 3,275,486 depositary receipts representing ordinary shares to some of our executive officers and Supervisory Board members. For the year ended December 31, 2002, stock-based compensation amounted to $0.2 million. The exercise price for all stock options granted under the 2001 Plan was fixed at inception of the Plan. The vesting period varies from 0 to 6 years.

The table below shows the details of both Executive Option Plans:


                        Exercise    Number of non-                                                               Number of non-
                        price at    exercised                          Number of                                   exercised
                          the       options at      Number of          exercised    Number of                    options at the
                        issuance    beginning of    written option      options      shares     Exercise price   end of the year
                        --------    ------------    --------------     ---------    ---------   --------------   ---------------

Option Plan 1998
  Ralf Bernhart........                  175,740                --            --           --               --           175,740
  Christoph Henkel.....                    3,636                --            --           --               --             3,636
  Rene Jaggi...........                    3,636                --            --           --               --             3,636

Option Plan 2001
  Johan Eliasch........                1,426,470                --            --           --               --         1,426,470
  Karel Vursteen.......                   25,002            15,000            --           --               --            40,002
  Christoph Henkel.....                   25,002            15,000            --           --               --            40,002
  Viktor Klima.........                   25,002            15,000            --           --               --            40,002
  William S. Cohen.....                   25,002            15,000            --           --               --            40,002
  Rene Jaggi...........                   25,002            15,000            --           --               --            40,002


     The total amount accrued by the Company and its subsidiaries to provide pension, retirement or similar benefits was $1.2 million for the year ended December 31, 2002.

6.C. Board Practices

     Prior to the adoption of the US Sarbanes-Oxley Act of 2002, we maintained a series of procedures that were designed to ensure that we complied with our various disclosure obligations. In response to the Sarbanes-Oxley Act, we continued to use such procedures but also evaluated and, where necessary, formalized them in order to ensure that we are in compliance with the current and proposed US SEC and NYSE regulations, Dutch Law and the rules set out by the Vienna Stock Exchange and to facilitate improvement of the internal control framework. Such procedures were and are intended to assist the Board of Management by ensuring that the disclosure in all filed reports is accurate, complete, timely, understandable and that it fairly presents the condition of the group.


     In Austria a voluntary self-regulatory Code of Corporate Governance was drafted in October 2002, which shall provide corporations with a framework for the management and control of enterprises. This Code of Corporate Governance recommends Austrian stock listed companies to voluntarily adhere to such Code or parts of it. We are listed on the Vienna Stock Exchange, but as a Dutch company we are not subject to such Code's recommendations. However, we believe that by complying with the NYSE and SEC rules, and our current internal Code of Conduct setting out general standards for ethical behaviour, we should meet many of the requirements of this Code of Corporate Governance.


     We are in the process of reviewing our current internal Code of Conduct which will govern ethics and conflict of interests. Furthermore, all members of the Supervisory Board are non-executive and independent and envisage setting up an audit committee which will consist of current and possibly new members of the Supervisory Board.

6.D. Employees

     The table below shows the number of employees by geographic location at the years ended December 31, 2000, 2001 and 2002:

                                     For the years ended December 31,
                              -----------------------------------------------
                                       2000            2001              2002
                              -------------    ------------    --------------

   Location
   Austria....................       1,024             919               871
   Italy......................         427             454               444
   Other (Europe).............       1,068           1,007               921
   North America..............         478             454               411
   Other  ....................          41              42                44
                              -------------    ------------    --------------
   Total                             3,038           2,876             2,691
                              =============    ============    ==============

6.E. Share Ownership

     Johan Eliasch and his family members beneficially own entities that control 95.5% of Head Sports Holdings N.V. Head Sports Holdings N.V. owns 19,033,244 ordinary shares, or 47.8% of our issued shares as of March 26, 2003 and is eligible to receive all options issued under the 1998 Plan that do not vest to current participants in the 1998 Plan. None of the remaining officers and directors own or hold options under which the underlying shares amount to one percent or more of the Company's share capital.

     The exercise price for all stock options granted under the 1998 Plan was fixed at inception of the Plan and increases at the rate of 10% per annum until the options are exercised. As of December 31, 2002, the exercise price was $0.29. Options generally are vested over a period of 4 years and are subject to the Company meeting certain earnings performance targets during this period. Options vested under the 1998 Plan were not exercisable prior to the end of the two year lock-up period following the initial public offering completed on October 3, 2000. Options have a maximum term of 10 years. The weighted average remaining contractual life of the outstanding stock option is 4.7 years, and 607,622 options have been exercised, as of December 31, 2002. 794,176 options are vested and exercisable.

     The exercise price for all stock options granted under the 2001 Plan was fixed at inception of the Plan at $4.31. The vesting period varies from 0 to 6 years. Johan Eliasch, our Chairman and Chief Executive Officer, received 1,426,470 options under this grant, which vested immediately. Options have a maximum term of 10 years. The weighted average remaining contractual life of the outstanding stock option is 8.8 years, and 1,631,480 options are exercisable under the 2001 Plan.

As of December 31, 2002, no other shares were available for grant under the 2001 Plan.

Head Sports Holding N.V., as described below, also controls, among other things, the voting of our shares held by the Stichting Head Option Plan.

Stock Option Plans

The Stichting Head Option Plans

     We have established a Dutch foundation, the Stichting Head Option Plan (the "Stichting"), the Board of which is controlled by Head Sports Holdings N.V., an entity that is ultimately beneficially owned and controlled by Johan Eliasch and his family members, that holds certain of our ordinary shares and issues depositary receipts to our employees and other third parties. The Stichting is the shareholder and therefore votes, collects dividends on behalf of the holders of depositary receipts and may also buy and sell shares in its own name and for its own account. Holders of the depositary receipts issued by the Stichting have no voting rights. The Stichting's sole corporate body is its Board; it does not have any members or shareholders. The named Administrator, Head Sports Holdings N.V., decides on the composition of the board and has the sole power to appoint any successor administrator.

     Options are granted by means of an agreement between the participant, the Stichting and us. Upon the exercise of an option, the option price is paid to us, and we issue the shares or transfer to the Stichting listed shares that we have purchased, which issues the same number of depositary receipts to the participant. Holders of depositary receipts are entitled to proceeds of the sales of their shares upon request to the Stichting. However, a lockup on such shares was in effect for two years following the initial public offering on October 3, 2000.

     As of December 31, 2002, the Stichting had rights to acquire 4,219,162 ordinary shares at the exercise price, to enable the Stichting to issue depositary receipts representing ordinary shares upon the exercise of options. Through December 31, 2002, 2,041,300 shares have been acquired by the Stichting. As of December 31, 2002, 607,622 were exercised so that the Stichting held 1,433,678 shares, or 3.8% of our issued ordinary shares as of such date.

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

     Upon exercise of the options, option holders receive depositary receipts rather than shares in the Company. Depositary receipts issued under the 1998 Plan will be administered by the Stichting. Holders of depositary receipts may, upon request, receive from the Stichting the proceeds from the sale of their shares. However, a lock-up period was in effect for two years following the initial public offering on October 3, 2000.

     Options granted under the Plan vest over a four-year period, each year being a "performance period", and may each be exercised at a nominal price within a period of 10 years from the date of grant. With respect to each "performance period", the options vest depending on the participant's performance, expressed as the "overall performance percentage" (as defined in the 1998 Plan). For purposes of determining such overall performance percentage, the administrator of the 1998 Plan has determined, for each participant and for each performance period, performance targets which comprise a minimum target, a maximum target and a relative target weight. The exercise period for options which vest prior to January 1, 2002, began on January 1, 2002. The exercise period for options which vest after January 1, 2002, began at the date of vesting.

     Under the 1998 Plan, options to purchase 2,278,394 depositary receipts have been granted including options to purchase 14,544 depositary receipts to members of our Supervisory Board. No further options will be granted by the Company to the Stichting, under the 1998 Plan.

2000 Stock Option Plan

     In August 2000, our Management Board adopted the Head N.V. Executive Stock Option Plan 2000, but that plan has not been implemented.

2001 Stock Option Plan

     In September 2001, the Company adopted the Head N.V. Executive Stock Option Plan 2001 (the " 2001 Plan "). The 2001 Plan provides for grants of stock options to officers and employees of Head N.V. and its subsidiaries to purchase for $4.31 depositary receipts representing ordinary shares of Head N.V. On September 28, 2001, a total of 3,982,068 options were granted under the terms of the 2001 Plan. Upon exercise of the options, option holders receive depositary receipts rather than shares in the Company. Depositary receipts issued under the 2001 Plan will be administered by the Stichting. Holders of depositary receipts may, upon request, receive from the Stichting the proceeds from the sale of their shares.

     The exercise price for all stock options granted under the Plan was fixed at inception of the 2001 Plan. The vesting period varies from 0 to 6 years. All options that have been vested shall become immediately exercisable. Johan Eliasch, our Chairman and Chief Executive Officer, received 1,426,470 options under this grant, which vested immediately. The Company assumes that all options granted will become fully vested. Options have a maximum term of 10 years. As of December 31, 2002, no other shares were available for grant under the 2001 Plan.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

       Head Sports Holdings N.V., a Netherlands Antilles corporation, is controlled by certain legal entities of which Johan Eliasch and his family members are the ultimate beneficial owners. Prior to the initial public offering on October 3, 2000 Head Sports Holdings N.V. held 96.0% of our issued and outstanding shares. Head Sports Holdings N.V. held 19,033,244, or 47.8%, of our issued shares as of March 26, 2003. Berno, Gambal & Barbee, Inc./Aegis Value Fund held 2,089,800, or 5.2%, of our issued shares as of March 26, 2003. Neither Head Sports Holdings N.V. nor Berno, Gambal & Barbee, Inc./Aegis Value Fund have different voting rights than other shareholders. As of March 26, 2003 no other person is known to the Company to hold 5% or more of our issued shares.


7.B. Related Party Transactions

     On June 15, 1999, entities controlled by the Company's principal shareholder, chairman and chief executive officer contributed all of the outstanding share capital of London Films Ltd., valued at the date of contribution at $20.5 million, to the Company. The transaction was accounted for on an "as if pooling" basis and, accordingly, the combined financial statements were presented for all periods in which common control existed. The Company issued 4,227,820 shares against this contribution in kind. London Films Ltd., a company duly established in London, U.K., owns or has the rights to over 125 feature films and television programs, which it markets on a world-wide basis.

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

     The Company receives administrative services from a corporation which is ultimately owned by the majority shareholder of the Company. Administrative expenses paid to this entity amounted to approximately $0.2 million, $1.2 million and $1.2 million for the years ended December 31, 2000, 2001 and 2002.

     In 2002, one of the Company's subsidiaries leased its office building from its general manager. Rental expenses amounted to approximately $0.1 million for the year ended December 31, 2002.

7.C  Interests of Experts and Counsel

       Not applicable.

ITEM 8: FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

     8.A.1   See Item 18.

     8.A.2   See Item 18.

     8.A.3   See Report of Independent Accountants, page F-1.

     8.A.4   Not applicable.

     8.A.5   Not applicable.

     8.A.6   See Note 24 to the Financial Statements.

     8.A.7   Legal or Arbitration Proceedings

     From time to time, we are party to lawsuits and proceedings in the normal course of our business. We do not believe that we are currently party to any lawsuits or proceedings that will have a material effect on our financial condition or results of operations.

     8.A.8. Dividend Policy

     Under Netherlands law, we may only pay dividends on our shares if we maintain minimum paid-up share capital and reserves. If dividends on our ordinary shares are paid in cash, we expect to pay these dividends in euros.

     While we currently intend to retain future earnings to finance operations, we will evaluate our dividend policy annually in light of results. Dividend distributions are decided by the Management Board.

     Our amended articles of association provide for the issuance of preference shares, which carry preferential dividend rights. No preference shares have been issued.

     Cash dividends payable to holders of ordinary shares listed on the New York Stock Exchange will be paid to The Bank of New York which will convert the dividends into U.S. dollars at the rate of exchange applicable on the date such dividends are paid, for disbursement to such holders. Cash dividends payable to holders of ordinary shares listed on the Vienna Stock Exchange will be paid to Bank Austria Creditanstalt AG in euros for disbursement to holders. Any dividend payments would be subject to Netherlands statutory withholding taxes.

8.B. Significant Changes

      No significant change has occurred since the date of the annual financial statements included in this report.

ITEM 9: THE OFFER AND LISTING

9.A. Offer and Listing Details

     The total nominal value of our issued share capital is (euro)7,964,135.40 and consists of 39,820,677 ordinary shares of (euro)0.20 each.

     Our shares were listed on the New York Stock Exchange and the Vienna Stock Exchange on September 28, 2000 in connection with our initial public offering.

     The chart below shows the high and low market prices of our ordinary shares on each exchange for the financial periods indicated:

                                  NYSE                   Vienna Stock Exchange
                                  ----                   ---------------------
                          (amounts in dollars)             (amounts in euros)
Years Ended               High               Low          High             Low
                          ----               ---          ----             ---
December, 2000           8.2500             4.2500      11.2000          5.2000
December, 2001           5.9900             3.1100       6.4500          3.1500
December, 2002           3.5400             1.8500       3.8800          1.8000

Quarters Ended
December, 2000           7.8750             4.2500       9.8700          5.2000
March, 2001              5.9900             3.8200       6.4500          4.5100
June, 2001               4.6500             3.7900       5.3200          4.3200
September, 2001          4.6700             3.3000       5.2000          3.6000
December, 2001           3.6000             3.1100       4.2000          3.1500
March, 2002              3.5400             3.2000       3.8800          3.5200
June, 2002               3.5000             2.9500       3.6800          3.0500
September, 2002          3.1700             2.0700       3.2900          2.0600
December, 2002           2.3500             1.8500       2.3000          1.8000


Months Ended
September, 2002          2.3600             2.0700       2.5000          2.0600
October, 2002            2.2000             1.8500       2.3000          1.8500
November, 2002           2.3500             2.0400       2.2200          1.9700
December, 2002           2.2000             1.9500       2.0800          1.8000
January, 2003            2.1700             1.8500       2.0100          1.8300
February, 2003           1.9300             1.5500       1.8900          1.5000


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

     The Vienna Stock Exchange is operated by a stock corporation, the Wiener Borse AG, based on a license issued by the Federal Ministry of Finance. Members of the Exchange include banks and investment firms. The supervising authorities are the Federal Securities Authority (Finanzmarktaufsicht) and the Federal Ministry of Finance. The latter supervises the legality of the Vienna Stock Exchange's resolutions and of its organization primarily by way of an authorized exchange commissioner appointed by the Ministry. The Federal Securities Authority monitors the prevention of insider trading, fairness in trading and market-related aspects.

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

     Our ordinary shares in bearer form are represented by a single global bearer share certificate, which we will deposit with "OeKB" as custodian. Ordinary shares in bearer form can only be transferred in book entry form. Other than the single global share certificate, no separate share certificates representing our ordinary shares in bearer form will be issued. Our ordinary shares listed on the New York Stock Exchange are held through The Depository Trust Company ("DTC") and be registered in the name of Cede & Co, the nominee for DTC.

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

     Preemptive Rights. Unless restricted or limited and except for issues of ordinary shares in return for non-cash consideration and ordinary shares issued to our employees or employees of any of our group companies, holders of ordinary shares generally will have preemptive rights to subscribe for their pro-rata amount of all new ordinary share issuances. However, pursuant to the amended articles of association, all authorized but unissued ordinary shares may be issued by the Management Board and the preemptive rights associated with all currently authorized capital may be limited or excluded by the Management Board. This authority has been extended by resolution of the shareholders and will end on May 28, 2007, unless further extended by an amendment of the articles of association or by a resolution of the shareholders for a period of not more than five years in each instance. When extending the authority of our Management Board to issue shares and to limit or exclude preemptive rights, the general meeting of shareholders shall determine the number of shares which may be issued or affected as well as the date when this authorization shall expire.

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

     Authorized but unissued preference shares may be issued by the Management Board, which is also authorized to grant rights to subscribe for such shares. Unless extended by the amendment of our articles of association or by resolution of the shareholders for a period of five years in each instance, these authorizations will end on May 28, 2007, five years after the date of the last Annual General Meeting of the Company when the authority of the Management Board was extended by resolution of the shareholders.

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

Obligations to Disclose Holdings

     Pursuant to the Dutch Act on Disclosure of Holdings in Listed Companies 1996 (Wet melding zeggenschap in ter beurze genoteerde vennootschappen 1996), the members of the management board and supervisory board that hold our ordinary shares must disclose the number of shares and options and the number of voting rights to the Netherlands Authority for the Financial markets (Autoriteit Financiele marken). Furthermore, they are required to immediately report to the Netherlands Authority for the Financial markets any changes in the number of shares and options. Also, anyone acquiring or transferring our ordinary shares after they are admitted to listing on the Vienna Stock Exchange that causes the holder's percentage of our issued capital or voting control to fall into one of the following ranges or changes from one range to another must notify us and the Netherlands Authority for the Financial markets. The ranges are:

     o    0 to 5%,

     o    5 to 10%,

     o    10 to 25%,

     o    25 to 50%,

     o    50 to 66 2/3%, and

     o    66 2/3% or more.

     The Netherlands Authority for the Financial markets discloses information to the public by publication in a newspaper distributed throughout The Netherlands. If disclosure is required, failure to disclose one's shareholding is an offense that may result in civil sanctions, including suspension of voting rights and criminal and administrative sanctions, including the imposition of fines.

     The Dutch 1995 Act on the Supervision of the Securities Trade (Wet toezicht effectenverkeer 1995) provides for an additional notification duty for shareholders holding a direct or indirect interest in more than 25% of the capital in a listed company. These shareholders are obliged to notify the Netherlands Authority for the Financial markets of any and all transactions they enter into with respect to our securities. If a shareholder with a greater than a 25% interest is a legal entity and not an individual, the obligation is extended to the managing directors and supervisory directors of the legal entity.

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

Management Board

     As a public company with limited liability organized under the laws of The Netherlands, our business is carried out primarily by a Management Board and by executive officers appointed by our Management Board. Members of the Management Board are appointed by our shareholders at a general shareholders' meeting from a list of nominees drawn up by the Stichting. Our shareholders may however decide at a general shareholders' meeting, by a resolution adopted by a two-thirds majority vote, that a given list of nominees drawn up by the Stichting will not be binding. In the event the Stichting makes a non-binding nomination, our shareholders may at a general shareholders' meeting elect persons to the Management Board not nominated by the Stichting by a resolution adopted by the affirmative vote of two-thirds of the votes cast. Any member of the Management Board may be suspended or removed from the Management Board at any time by a majority vote of our shareholders at a general meeting of shareholders. However, any suspension or removal not proposed by the Stichting may only be decided at a general shareholders' meeting by a resolution adopted by a two-thirds majority vote. The Management Board is authorized to represent us, as is the Chairman of the Management Board acting alone. Our articles of association state that our Management Board shall consist of one or more members. The aforementioned rights of the Stichting shall cease as described above. Decisions of the Management Board are adopted by a simple majority of votes cast.

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

     Shareholders meetings will be held in The Hague, Amsterdam, Rotterdam or Haarlemmermeer (Schiphol Airport) and chaired by the Chairman of our Supervisory Board. A holder of registered shares or his attorney wishing to attend a general meeting of shareholders should notify the Management Board in writing of his intention. Such notice must be received by the Management Board not later than on the date mentioned in the notice of the meeting. The 2003 Shareholders meeting will be held on May 20, 2003.

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

10.D. Exchange Controls

     Not applicable.

10.E. Taxation

     This taxation summary solely addresses the material Netherlands, U.S. and Austrian tax consequences to shareholders in connection with the acquisition, ownership and disposition of the ordinary shares. This summary does not discuss every aspect of taxation that may be relevant to a particular taxpayer under special circumstances or who is subject to special treatment under applicable law and is not intended to be applicable in all respects to all categories of investors. This summary also assumes that our business will be conducted in the manner outlined in this annual report. Changes in our organizational structure or the manner in which we conduct our business may invalidate this summary. The laws upon which this paragraph is based are subject to change, perhaps with retroactive effect. A change to these laws may invalidate the contents of this summary, which will not be updated to reflect changes in laws. Prospective investors should consult their tax advisors regarding their particular personal tax consequences of acquiring, owning and disposing of ordinary shares.

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

     The following summary is based on the tax legislation, published case law, treaties, rules and other regulations as applicable for the calendar year 2002.

Withholding Tax

     Dividends distributed by the Company are generally subject to a Netherlands withholding tax imposed at a rate of 25%. The expression "dividends distributed by the Company" as used herein includes, but is not limited to, distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognised as capital for Netherlands dividend withholding tax purposes.

     If a holder of shares is resident in a country other than the Netherlands and if a double taxation treaty is in effect between the Netherlands and such country, such holder of shares may, depending on the terms of such double taxation treaty, be eligible for a full or partial exemption from, or refund of, Netherlands dividend withholding tax.

     Residents of the United States that qualify for, and comply with the procedures for claiming, benefits under the income tax treaty between the Netherlands and the United States (the "U.S.-NL Treaty"), generally are eligible for a reduction of the Netherlands withholding tax on dividend income to 15%. A holder of shares will qualify for benefits under the U.S.-NL Treaty (subject to compliance with the procedures for claiming benefits described below) if the holder is a resident of the United States and (i) is the beneficial owner of the dividends paid thereon; (ii) is an individual, an exempt pension trust or exempt organisation (as defined for purposes of the U.S.-NL Treaty), an estate or trust whose income is subject to US taxation as the income of a resident, either in its hands or in the hands of its beneficiaries or a corporation that is entitled to benefits under the limitation on benefits provision of the U.S.-NL Treaty;
(iii) is not also resident in another jurisdiction; and (iv) does not hold the shares in connection with the conduct of business through a permanent establishment or the performance of services from a fixed base, in the Netherlands. The U.S.-NL Treaty provides for a complete exemption from withholding tax on dividends paid to exempt pension trusts and exempt organisations, as defined therein. Except in the case of exempt pension trusts and exempt organisations, the reduced dividend withholding tax rate can be applied at source upon payment of the dividends, provided that the proper forms have been filed in advance of the payment.

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

          (ii) such holder does not have an enterprise or an interest in an enterprise that is carried on through a permanent establishment or a permanent representative in the Netherlands and to which Netherlands permanent establishment or permanent representative the shares are attributable;

          (iii) such holder does not have a substantial interest or a deemed substantial interest in the Company or, in the event that such holder does have or is deemed to have such interest, it forms part of the assets of a Netherlands enterprise;

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

New Legislation

     Recently, new legislation entered into force that affects the eligibility for an exemption, reduction, refund or credit of the Netherlands dividend withholding tax. A recipient of a distribution on the shares will not be entitled to an exemption, reduction, (partial) refund or credit of Netherlands dividend withholding tax if such recipient is not considered the beneficial owner of such distribution. This is the case if:

          (i) the recipient of the distribution, in connection with the receipt of the distribution has incurred an obligation, as part of one or more related transactions, as a result of which the distribution in whole or in part has accrued or will accrue to the benefit of a person that is to a lesser extent entitled to an exemption, reduction, (partial) refund or credit of Netherlands dividend withholding tax than the recipient of the distribution is entitled to; and

          (ii) such person, other than the recipient of the distribution, retains or acquires, directly or indirectly, a comparable interest in the shares or any other shares in the Company on which the distribution is paid, as such person had before the related transaction was or related transactions were entered into.

Distribution tax

     The Company is subject to a temporary special distribution tax at a rate of 20 per cent. to the extent that any "excessive" distributions are made on shares or on the shares in the period from 1 January 2001 up to and including 31 December 2005. This distribution tax is a corporate income tax, not a (creditable or refundable) withholding tax. For purposes of this distribution tax, distributions are considered to be "excessive" when during a particular calendar year, the total amount of distributions exceeds the highest of the following three amounts:

          (i) four per cent. of the market capitalisation of the Company at the beginning of the relevant calendar year;

          (ii) twice the amount of the average annual dividends (exclusive of extraordinary dividends) by reference to the three calendar years immediately preceding 1 January 2001; or

          (iii) the adjusted statutory result of the Company for the preceding book year.

     The temporary special distribution tax is not levied to the extent that the aggregate amount of dividend distributions made during the period from 1 January 2001 up to and including 31 December 2005, is in excess of the balance of the fair market value of the net assets at the end of the book year that ended prior to 1 January 2001 reduced by the paid-in capital recognised for Netherlands tax purposes.

     The distribution tax due is reduced pro rata to the extent that shares in the Company or the shares were held, at the time of the dividend distribution, during an uninterrupted period of three years by individuals or entities (other than investment institutions as defined in the Corporate Income Tax Act 1969) holding at least five per cent. of the Company's nominal paid-in capital or five per cent of the issued shares.

Gift, Estate and Inheritance Taxes

     No gift, estate or inheritance taxes will arise in the Netherlands with respect to an acquisition of shares by way of a gift by, or on the death of, a holder of shares who is neither resident nor deemed to be resident in the Netherlands, unless:

          (i) such holder at the time of the gift has or at the time of his death had a Netherlands enterprise or an interest in a Netherlands enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which Netherlands enterprise the shares are or were attributable; or

          (ii) in the case of a gift of shares by an individual who at the time of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands.

          (iii) the shares are or were attributable to the assets of an enterprise that is effectively managed in the Netherlands and the donor is or the deceased was entitled, other than by way of securities or through an employment contract, to a share in the profits of that enterprise, at the time of the gift or, as applicable, at the time of his or her death; or

     For purposes of Netherlands gift, estate and inheritance tax, an individual who holds the Netherlands nationality is deemed to be resident in the Netherlands if he or she has been resident in the Netherlands at any time during the ten years preceding the date of the gift or death.

     For purposes of Netherlands gift tax, an individual not holding the Netherlands nationality is deemed to be resident in the Netherlands if he or she has been resident in the Netherlands at any time during the twelve months preceding the date of the gift. Applicable tax treaties may override this deemed residence.

Other Taxes and Duties

     No Netherlands VAT, registration tax, transfer tax, stamp duty or any other similar documentary tax or duty other than court fees will be payable in the Netherlands in respect of or in connection with the subscription, issue, placement, allotment or delivery of the shares.

  United States Federal Income Tax Consequences for Holders of Ordinary Shares

     The following is a general summary of the material United States federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing, temporary and proposed Treasury Regulations, revenue rulings, administrative pronouncements and judicial decisions, all as currently in effect and all of which are subject to change, possibly with retroactive effect. Except as specifically set forth herein, this summary deals only with ordinary shares held as capital assets within the meaning of Section 1221 of the Code. This summary does not discuss all of the tax consequences that may apply to holders that are subject to special tax rules, including:

     o persons subject to the imposition of the U.S. federal alternative minimum tax;

     o persons who hold the ordinary shares through partnerships or other pass-through entities;

     o    U.S. expatriates;

     o    insurance companies;

     o    tax-exempt organizations;

     o financial institutions; regulated investment companies; securities broker-dealers;

     o persons who hold ordinary shares as part of a hedging, straddle, constructive sale or conversion transaction;

     o    persons whose functional currency is not the U.S. dollar; and

     o U.S. persons owning directly, indirectly, or constructively, 10% or more of the ordinary shares.

For purposes of this discussion a "U.S. shareholder" is a beneficial owner of ordinary shares that is:

     o an individual citizen or resident of the United States for United States federal income tax purposes;

     o a corporation or certain other entities created or organized under the laws of the United States or of any state thereof (including the District of Columbia);

     o an estate the income of which is subject to U.S. federal income taxation regardless of source; or

     o a trust if both a U.S. court is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust.

Taxes on Income

     The gross amount of any distribution, including Netherlands withholding tax thereon, actually or constructively received by a U.S. shareholder with respect to ordinary shares will be a dividend includible in the gross income of the U.S. shareholder as ordinary income to the extent paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. A distribution in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of basis to the extent of such U.S. shareholder's adjusted tax basis in its ordinary shares, and then, to the extent in excess of such basis, will be treated as gain from a sale or exchange of ordinary shares. Dividends paid on ordinary shares generally will constitute income from sources outside the United States and will not be eligible for the dividends received deduction otherwise allowed to United States corporate shareholders.

     The amount of any distribution paid in euros will be the U.S. dollar value of the euros on the date of distribution, regardless of whether the U.S. shareholder or the Bank of New York, on behalf of such shareholders, converts the payment into U.S. dollars at that time. Gain or loss, if any, recognized by a U.S. shareholder on the subsequent sale, conversion or disposition of euros will be U.S. source ordinary income or loss. If euros received in a distribution are converted into U.S. dollars on the date received by U.S. shareholders or the Bank of New York on behalf of such U.S. shareholders, as the case may be, U.S. shareholders generally should not be required to recognize any gain or loss on such conversion.

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

     The rules governing the foreign tax credit are complex. Investors are urged to consult their own tax advisors regarding the availability of the foreign tax credit in their particular circumstances.

Sale or Other Disposition of the Ordinary Shares

     Upon the sale or exchange of ordinary shares, a U.S. shareholder generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. shareholder's tax basis for such ordinary shares. Such gain or loss will be U.S. source gain or loss, and will be treated as long-term capital gain if the ordinary shares were held for more than one year. The deductibility of capital losses is subject to limitations. If a U.S. shareholder receives euros upon a sale or exchange of ordinary shares, gain or loss, if any, recognized on the subsequent sale, conversion, or disposition of such euros will be U.S. source ordinary income or loss. However, if such euros are converted into U.S. dollars on the date received by the U.S. shareholder, the U.S. shareholder generally should not be required to recognize any gain or loss on such conversion.

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

     The foregoing rules with respect to distributions and dispositions may be avoided if a U.S. shareholder is eligible for and timely makes either:

     o a valid "QEF" or Qualified Electing Fund election, in which case the U.S. shareholder generally would be required to include in income on a current basis its pro rata share of our ordinary income and net capital gains; or

     o a valid "mark-to-market" election, in which case, subject to various limitations, the U.S. shareholder would essentially be required to take into account the difference, if any, between the fair market value and the adjusted tax basis of its ordinary shares, at the end of a taxable year, in calculating its income for such year.

     For U.S. shareholders to qualify for treatment under QEF election, we would be required to provide various information to the U.S. shareholders. Although we have not definitively decided whether we would provide such information, we currently do not intend to do so. Prospective purchasers are urged to consult their own tax advisors regarding the consequences of an investment in a PFIC.

Foreign Personal Holding Company Status

     A foreign corporation will be a foreign personal holding company, referred to as a FPHC, in any taxable year if it meets both an ownership test and an income test. The ownership test requires that more than 50% of the voting power of the corporation be owned, directly, indirectly and by attribution pursuant to constructive ownership rules by five or fewer individuals who are U.S. citizens or residents. The income test requires that 60% or more (50% or more in years after the first year of qualification as a FPHC) of the gross income of the corporation consist of "FPHC income" such as rents, royalties, annuities, proceeds from the sale of stock or securities, proceeds from the sale of commodities, income from personal services and dividends and interest other than various dividends and interest paid by a qualifying related company that is incorporated in the same country as the recipient corporation. If a foreign corporation qualifies as a FPHC, each U.S. person that owns shares in the FPHC must include in taxable income a deemed dividend equal to the owner's share of the corporation's total "undistributed FPHC income." In general, undistributed FPHC income in any given year is the corporation's total taxable income for such year, such as gross income less deductions such as ordinary and necessary business expenses, with various adjustments, less dividends paid by the corporation in such year. This type of deemed dividend is required to be included in taxable income by each U.S. person that is a shareholder in a FPHC with undistributed FPHC income, regardless of such person's income percentage in the corporation and regardless of whether the shareholder actually received a dividend from the corporation.

     We do not believe that we or any of our subsidiaries currently is a FPHC. However, it is possible that the ownership test could be met in subsequent periods as a result of the applicable constructive ownership rules in the event that one or more of some of our indirect shareholders were to become U.S. citizens or residents. Thus, depending upon the composition of our income during such period, we may constitute a FPHC. Prospective purchasers of ordinary shares therefore should consult their tax advisors regarding the possible applicability of the FPHC rules to our company and our subsidiaries and the consequences to such purchaser of FPHC status for our company.

U.S. Information Reporting and Backup Withholding

     Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or redemption of ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 30%. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide such certification on a duly completed Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. holders generally will not be subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally on Internal Revenue Service Form W-8BEN) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

     Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder's U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

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

     In Austria, capital gains realised from the sale of ordinary shares by individuals are subject to tax at marginal tax rates (up to 50%) if the one-year holding period is not met. After expiry of the holding period sales of substantial shares (i.e., if the shareholder has owned a share of at least 1% at any time within the five years period prior to the sale), and sales of shares representing part of a domestic business property are subject to income tax only. The capital gain is subject to half the average tax rate if the substantial share does not represent part of a domestic business property and the one-year holding period is met.

     Corporations subject to unlimited tax liability in Austria are subject to corporate income tax on any capital gains realised from any sale of ordinary shares. No tax is generally levied on capital gains resulting from the sale of an interest of at least 25% in a non-resident company provided the two-years-holding period is met.

Departure Tax

     Measures of shareholders which lead to a loss of taxation power of Austria in relation to other countries are treated as a sale at fair market value in the case of substantial shareholdings (i.e. if at least 1% of the share capital is held at any time within five years prior to the sale).

Tax Upon Liquidation

     In case of liquidation of the company, a shareholder is subject to tax on the difference between the proceeds from the liquidation and the acquisition cost of the shares in the case of an individual shareholder or the book value in the case of a corporate shareholder, irrespective of the extent of the shareholding. However, an exemption exists for gains derived by an Austrian corporate shareholder from the liquidation of a non-resident company if its share exceeds 25 % and the two-year holding period is met.

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

     Our foreign currency risks have not changed materially over the last years. However, with respect to interest rates, we have less exposure to interest rate changes because we refinanced some of our floating rate debt with the proceeds from our fixed rate senior notes issued in July 1999 and repaid another portion of the floating rate debt with the proceeds from our initial public offering in October 2000.

Interest Rate Exposures

     The table below provides information about our financial instruments that are sensitive to interest rates, primarily our debt obligations. For such obligations the table presents the repayment schedule of amounts outstanding on December 31, 2002, based on the contractual maturity dates of our bank and other debt facilities and the related weighted average interest rates by expected maturity date. Variable rates are based on rates as of December 31, 2002.

     The carrying value of the Company's senior notes and other long-term debt approximate fair value based on current rates being offered and quoted market prices of debt with similar terms.

                          Interest-Rate Risk Management
          Principal (Nominal) Amount by Expected Maturity Interest Rate


                                                                                                                     Year Ended
                                                   Year Ended December 31, 2002                                   December 31, 2001
                                      ---------------------------------------------------------------------------------------------
                                         2003     2004     2005    2006    2007  Thereafter    Total  Fair Value  Total  Fair Value
                                         ----     ----     ----    ----    ----  ----------    -----  ----------  -----  ----------
                                                                       (in thousands except percentages)
Debt including current portion
Fixed rate (EUR)...............$          107     115       122   68,983      140  10,476     79,943     79,946    60,942    60,942
Weighted avg. Interest rate (fixed)... 10.19%   10.19%   10.19%   10.19%   10.19%  10.19%     10.19%

Fixed rate (USD)...............$          183     197        212     228      245   3,657      4,721      4,721       -         -
Weighted avg. Interest rate (fixed)...  7.33%   7.33%      7.33%   7.33%    7.33%   7.33%      7.33%

Variable rate (Italy)..........$        1,686   1,611      1,590   1,244      697   2,652      9,481      9,481     7,572     7,572
Weighted avg. Interest rate             3.80%   3.80%      3.80%   3.80%    3.80%   3.80%      3.80%

Variable rate, mix of currencies in
2002 primarily Czech crone.....$
                                          374     495        265     225      225     393      1,976      1,976       579       579
Weighted avg. Interest rate....         4.60%   4.60%      4.60%   4.60%    4.60%   4.60%      4.60%


     Foreign Currency Exchange Rate Exposures

     The table below provides information about our forward foreign exchange contracts and foreign exchange options contracts which we use to manage our fluctuations in foreign currency exchange rates:

                                      Contract      Average
                                     Amount Sell    Option
                                     U.S. Dollar    Strike        Fair Value
                                      Equivalent     Price     December 31, 2002
                              (in thousands, except for the option strike price)
Currency Pairs:
Foreign Currency Forward Contracts
Euro
Japanese Yen                          $   7,082      120.59           $   84
Swiss Frank                           $   4,982        1.44          $ (60)
Canadian Dollar                       $   1,141        1.51          $  115

Foreign Currency Options
Euro
Japanese Yen                          $   1,349       121,50         $   33
Swiss Frank                           $     866        1.47          $    1

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

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

PART III

ITEM 15: CONTROLS AND PROCEDURES

     Prior to the adoption of the Sarbanes-Oxley Act of 2002, we maintained formal and informal procedures that were designed to ensure that we comply with our disclosure obligations and that there is a timely flow of important information to appropriate collection and disclosure points. After the adoption of the Sarbanes-Oxley Act, we continued to use such disclosure controls and procedures. Within 90 days prior to the date of this report, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was performed, with the participation of Head's key senior management, our CEO and our CFO. In doing so, we considered the controls and procedures we had already implemented and evaluated the existence of any material weakness in internal controls or significant deficiencies, all in the context of our relatively small size and the hands-on role that is played by our CEO in our day-to-day operations.

     Based on this evaluation, the CEO and CFO concluded that our disclosure controls and procedures are effective in timely alerting them to material information about Head and its consolidated subsidiaries and there were no significant deficiencies. Furthermore, there have been no significant changes in our internal controls or, to our knowledge, in other factors that could significantly affect our internal controls subsequent to their evaluation, nor were there any significant deficiencies or material weaknesses in Head's internal controls requiring corrective actions.

ITEM 16: [RESERVED]

ITEM 17: FINANCIAL STATEMENTS

     Not applicable.

ITEM 18: FINANCIAL STATEMENTS

     The following financial statements are filed as part of this Annual Report on Form 20-F.

                                                                       Page

   Index to Consolidated Financial Statements
   Report of Independent Accountants.................................  F-1
   Consolidated Balance Sheets.......................................  F-2
   Consolidated Statements of Operations.............................  F-3
   Consolidated Statements of Stockholders' Equity...................  F-4
   Consolidated Statements of Cash Flow..............................  F-5
   Notes to the Consolidated Financial Statements....................  F-6

ITEM 19: EXHIBITS

1.1 Memorandum and Articles of Association of the Company (previously filed with Form F-1 on September 27, 2000).
2.1 Indenture between Head Holding Unternehmensbeteiligung GmbH and Bank of New York dated July 15, 1999 (previously filed with Head Holding Unternehmensbeteiligung GmbH Form F-4 on September 10, 1999).
4.1 Loan Agreement between Head USA, Inc., Mares America Corp., Penn Racquet Sport, Inc and Fleet Capital Corporation as Agent dated April 5, 2000 (previously filed with Form F-1 on September 27, 2000).
6. A statement explaining in reasonable detail how earnings per share information were calculated (included in Note 2 to the Financial Statements).
8. A list of the Company's significant subsidiaries indicating their country of incorporation and the names under which they do business.
10.1 Reconciliation between Head N.V. and Head Holding Unternehmensbeteiligung GmbH Financial Statements.
10.2 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
     Section 906 of the Sarbanes-Oxley Act of 2002.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Head N.V.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Head N.V. and its subsidiaries at December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with generally accepted accounting principles in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.





PricewaterhouseCoopers
Vienna, Austria
February 24th, 2003

                                     HEAD N.V. AND SUBSIDIARIES

                                     CONSOLIDATED BALANCE SHEETS


                                                                                       December 31,
                                                                            ----------------------------------
                                                                                2001                   2002
                                                                            -----------            -----------
                                                                               (in thousands, except shares)
ASSETS:

Cash and cash equivalents................................................. $     22,128           $     37,598
Accounts receivable, net of allowance for doubtful accounts of
  $10,787 and $11,834.....................................................      150,002                161,109
Inventories, net..........................................................       73,575                 77,638
Prepaid expense and other current assets..................................       15,001                 16,441
                                                                            -----------            -----------
  Total current assets....................................................      260,706                292,786
Marketable securities.....................................................        2,001                  2,316
Property, plant and equipment, net........................................       60,728                 73,156
Intangible assets, net....................................................       20,236                 20,236
Deferred income taxes.....................................................       64,793                 78,148
Other non-current assets..................................................        8,055                  7,212
                                                                            -----------            -----------
  Total assets............................................................ $    416,519           $    473,853
                                                                            ===========            ===========
LIABILITIES AND STOCKHOLDERS' EQUITY:
Accounts payable.......................................................... $     29,176                 33,069
Accrued expenses and other current liabilities............................       38,593                 39,388
Short-term borrowings.....................................................       53,872                 58,773
Current portion of long-term debt.........................................        1,412                  2,349
                                                                            -----------            -----------
  Total current liabilities...............................................      123,053                133,579
Long-term debt............................................................       67,682                 93,771
Other long-term liabilities...............................................       13,416                 16,670
                                                                            -----------            -----------
  Total liabilities.......................................................      204,151                244,020
Minority interest.........................................................            9                      9
Commitments and contingencies (Note 17)
Stockholders' Equity:
Ordinary shares: EUR 0.20 par value; 39,820,677 shares issued.............        7,067                  7,067
Additional paid in capital................................................      135,435                137,237
Treasury stock at cost: 1,843,460 shares at December 31, 2002.............           --                 (4,334)
Retained earnings.........................................................       75,590                 67,741
Accumulated other comprehensive income....................................       (5,732)                22,114
                                                                            -----------            -----------
  Total stockholders' equity..............................................      212,359                229,824
                                                                            -----------            -----------
  Total liabilities and stockholders' equity.............................. $    416,519           $    473,853
                                                                            ===========            ===========

                The accompanying notes are an integral part of the consolidated financial statements

                                                HEAD N.V. AND SUBSIDIARIES

                                          CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                         For the Years Ended December 31,
                                                                            --------------------------------------------------------
                                                                                2000                   2001                  2002
                                                                            -----------            -----------           -----------
                                                                                        (in thousands, except per share data)
REVENUES:
Product revenues...........................................................$    390,784           $    384,010          $   379,089
Licencing revenues.........................................................       7,855                  8,011                8,398
                                                                            -----------            -----------           -----------
Total revenues.............................................................     398,639                392,021              387,487
Cost of sales..............................................................     227,442                233,971              233,402
                                                                            -----------            -----------           -----------
Gross profit...............................................................     171,197                158,050              154,084
Selling and marketing expense..............................................      97,743                102,094              102,619
General and administrative expense (excluding non-cash
  compensation expense)....................................................      33,488                 34,810               32,081
Non-cash compensation expense..............................................       1,378                  2,025                1,632
                                                                            -----------            -----------           -----------
Operating income...........................................................      38,588                 19,121               17,753
Interest expense...........................................................     (18,642)               (11,275)             (11,677)
Interest income............................................................       1,118                    892                  940
Foreign exchange gain (loss)...............................................       7,502                  5,828               (7,387)
Other income (expense), net................................................      (4,181)                     7                  387
                                                                            -----------            -----------           -----------
Income from continuing operatings
  before income taxes and extraordinary items..............................      24,386                 14,573                   15
Income tax benefit (expense):
  Current..................................................................      (3,231)                (2,169)              (2,410)
  Deferred.................................................................       5,165                 (1,863)                (220)
                                                                            -----------            -----------           -----------
  Income tax benefit (expense).............................................       1,934                 (4,032)              (2,630)
Share of loss from equity investment, net of tax (Note 27).................          --                 (1,117)                  --
                                                                            -----------            -----------           -----------
Income (loss) from continuing operations
  before extraordinary items...............................................      26,321                  9,424               (2,615)
Loss from discontinued operation (Note 3)..................................        (644)                    --                   --
Extraordinary gain (net of income tax of $1,559 in 2000, Note 15)..........       2,104                     --                   --
                                                                            -----------            -----------           -----------
Net income (loss)..........................................................$     27,781           $      9,424          $    (2,615)
                                                                            ===========            ===========           ==========
Earnings per share-basic
  Income (loss) from continuing operations
    before extraordinary items.............................................$       0.94           $       0.25          $     (0.07)
  Loss from discontinued operation.........................................       (0.02)                    --                   --
  Extraordinary gain.......................................................        0.06                     --                   --
  Net income (loss)........................................................        0.99                   0.25                (0.07)
Earnings per share-diluted
  Income (loss) from continuing operations
    before extraordinary items.............................................$       0.86           $       0.24          $     (0.07)
  Loss from discontinued operation.........................................       (0.02)                    --                   --
  Extraordinary gain.......................................................        0.07                     --                   --
  Net income (loss)........................................................        0.91                   0.24                (0.07)
Weighted average shares outstanding
  Basic                                                                          28,071                 38,083               37,356
  Diluted                                                                        30,679                 39,816               37,356


                  The accompanying notes are an integral part of the consolidated financial statements

                           HEAD N.V. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                          Accumulated      Total
                                                    Ordinary Shares     Additional                           Other         Stock-
                                                 ---------------------   Paid-in    Treasury   Retained   Comprehensive    holders'
                                                   Shares      Amount    Capital      Stock    Earnings      Income         Equity
                                                 ----------  ---------  ----------  --------   --------   -------------    --------
                                                                           (in thousands, except shares)
Balance at December 31, 1999                     24,227,820       64       15,221         --      64,834      2,428        82,547

Dividend paid..................................          --       --           --         --     (15,717)        --       (15,717)
Stock-based compensation.......................          --       --        1,378         --          --         --         1,378
Conversion to a par value
  from NLG 0.01 to EUR 0.20....................          --    4,414       (4,414)        --          --         --            --
Exercise of warrants...........................   1,009,524        4           (4)        --          --         --            --
Purchase of treasury stock.....................    (956,300)      --           --     (5,211)         --         --        (5,211)
Issuance of ordinary shares under public
  offering, net of issuance costs..............  14,583,333    2,585      131,817         --          --         --       134,402
Spin-off of London Films.......................          --       --           --         --      (1,277)       632          (645)
Comprehensive income:
Net income ....................................          --       --           --         --      27,781         --        27,781
Foreign currency translation
  adjustments..................................          --       --           --         --          --      5,452         5,452
Comprehensive income...........................                                                                            33,233
                                                 ----------   -------   ----------   --------    --------   --------    ---------
Balance at December 31, 2000...................  38,864,377  $ 7,067   $  143,999   $ (5,211)    $75,620   $  8,512    $  229,988

Dividend paid..................................          --       --           --         --      (9,455)        --        (9,455)
Stock-based compensation.......................          --       --        2,025         --          --         --         2,025
Purchase of treasury stock.....................  (1,085,000)      --           --     (5,378)         --         --        (5,378)
Transfer of treasury stock (Note 19)...........          --       --       (10,589)  (10,589)         --         --            --
Net income.....................................          --       --           --         --       9,424         --         9,424
  Other comprehensive income:
    Cumulative effect of adoption of SFAS 133..          --       --           --         --          --      1,850         1,850
    Unrealized gain on derivatives instruments
    (net of tax of $88)........................          --       --           --         --          --        950           950
    Reclassification adjustment for derivative
    gains recorded in net income...............          --       --           --         --          --     (1,850)       (1,850)
    Foreign currency translation adjustment....          --       --           --         --          --    (15,195)      (15,195)
                                                                                                                        ---------
Comprehensive loss.............................                                                                            (4,821)
                                                 ----------   -------   ----------   --------    --------   --------    ---------
Balance at December 31, 2001...................  37,779,377  $ 7,067   $  135,435   $     --      75,590   $ (5,732)   $  212,359

Dividend paid..................................          --       --           --         --      (5,233)        --        (5,233)
Stock-based compensation.......................          --       --        1,632         --          --         --         1,632
Purchase of treasury stock (Note 19)...........  (1,247,050)      --           --     (3,046)         --         --        (3,046)
Repurchase of shares from exercised options....          --       --          167     (1,288)         --         --        (1,121)
Proceeds from executed option..................      11,212       --            3         --          --         --             3
Net loss.......................................          --       --           --         --      (2,615)        --        (2,615)
  Other comprehensive income:
    Unrealized losses on marketable
      securities, (net of tax of $65)..........          --       --           --         --          --       (138)         (138)
    Unrealized gain on derivatives instruments
      (net of tax of $54)......................          --       --           --         --          --        640           640
    Reclassification adjustment for derivative
      gains recorded in net income.............          --       --           --         --          --     (1,488)       (1,488)
    Foreign currency translation adjustment....          --       --           --         --          --     28,832        28,832
                                                                                                                        ---------
Comprehensive income...........................          --       --           --         --          --                   27,846
                                                 ----------   -------   ----------   --------    --------   --------    ---------
Balance at December 31, 2002...................  36,543,539  $ 7,067   $  137,237   $ (4,334)     67,741   $ 22,114    $  229,824
                                                 ==========   =======   ==========   ========    ========   ========    =========


                         The accompanying notes are an integral part of the consolidated financial statements

                           HEAD N.V. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                                     For the Years Ended December 31,
                                                                                ---------------------------------------
                                                                                    2000          2001         2002
                                                                                ------------    ---------   -----------
                                                                                             (in thousands)
OPERATING ACTIVITIES:
   Net income (loss)............................................................$     27,781    $  9,424    $ (2,615)
   Adjustments to reconcile net income
     to net cash provided by operating activities:
     Depreciation and amortization .............................................      16,110      15,936      17,038
     Share of loss from equity investment, net of tax ..........................        --         1,117        --
     Provision for leaving indemnity and pension benefits ......................         772         823         883
     Gain on sale of property, plant and equipment .............................      (1,160)       (867)       (774)
     Gain on debt restructuring ................................................      (2,104)       --          --
     Non-cash interest expense .................................................      (1,023)       --          --
     Non cash compensation expense .............................................       1,378       2,025       1,632
     Deferred tax ..............................................................      (5,165)      1,863         220
     Other, net ................................................................         (31)       --          --

   Changes in operating assets and liabilities (net of effects of acquisitions):
     Accounts receivable .......................................................      (7,457)      2,071       2,657
     Inventories ...............................................................     (13,277)      9,402       9,101
     Prepaid expense and other assets ..........................................         (31)     (2,535)      1,494
     Accounts payable, accrued expenses and other liabilities ..................      (9,341)     (3,338)     (6,356)
                                                                                ------------    ---------   -----------
   Net cash provided by operating activities ...................................       6,452      35,921      23,279
                                                                                ------------    ---------   -----------

INVESTING ACTIVITIES:
     Purchase of property, plant and equipment .................................     (20,571)    (16,314)    (20,746)
     Proceeds from sale of property, plant and equipment .......................       3,303       1,080       2,105
     Other acquisitions ........................................................        --        (4,130)       --
     Equity investment (Note 27) ...............................................        --          (684)       --
     Maturities (purchases) of marketable securities, net ......................          90         135        (164)
                                                                                ------------    ---------   -----------
   Net cash used for investing activities ......................................     (17,178)    (19,913)    (18,804)
                                                                                ------------    ---------   -----------

FINANCING ACTIVITIES:
     Change in short-term borrowings, net ......................................     (38,032)     15,135      (2,853)
     Proceeds from long-term debt ..............................................       1,789         807      16,592
     Payments on long-term debt ................................................     (61,970)       (716)     (4,340)
     Proceeds from initial public offering .....................................     134,402        --          --
     Purchase of treasury stock ................................................      (5,211)     (5,378)     (3,046)
     Payments to repurchase shares from exercised options ......................        --          --        (1,121)
     Proceeds from exercised options ...........................................        --          --             3
     Dividend paid .............................................................     (15,717)     (9,455)     (5,233)
     Change in restricted cash .................................................       4,812        --          --
                                                                                ------------    ---------   -----------
   Net cash provided by financing activities ...................................      20,073         393           2
                                                                                ------------    ---------   -----------
   Effect of exchange rate changes on cash and cash equivalents ................     (11,446)    (10,122)     10,994
   Net increase (decrease) in cash and cash equivalents ........................      (2,099)      6,279      15,470
   Cash and cash equivalents at beginning of period ............................      17,948      15,848      22,128
                                                                                ------------    ---------   -----------
   Cash and cash equivalents at end of period ................................. $     15,848    $ 22,128    $ 37,598
                                                                                ============    =========   ===========
SUPPLEMENTAL CASH FLOW INFORMATION:
   Cash paid for interest ..................................................... $     19,992    $ 10,426    $ 10,736
   Cash paid for income taxes ................................................. $      3,230    $  2,208    $  1,747
   Spin-off of London Films ................................................... $        645    $   --      $   --


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


Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The Company and its subsidiaries maintain their accounting records in accordance with their local regulations and have made certain adjustments to these records to present the accompanying financial statements in conformity with generally accepted accounting principles in the United States of America. In addition, the Company publishes its statutory financial statements in accordance with Dutch corporate regulations.

Consolidation Policies

The consolidated financial statements of Head include the accounts of all majority-owned subsidiaries and entities otherwise controlled by the Company. All intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash and short-term, highly liquid investments with an original maturity of three months or less.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined on a first-in first-out basis.

Marketable Securities

Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost. Debt and equity securities held principally for selling in the near term are classified as trading and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

securities not classified as either held-to-maturity or trading are classified as available-for-sale and are reported at fair value, with unrealized gains and losses reported in other comprehensive income.

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

Impairment

The Company accounts for impairments subsequent to January 1, 2002, in accordance with the Statement of Financial Accounting Standards No. 144 ("SFAS 144"), Accounting for the Impairment or Disposal of Long-Lived Assets, and previously in accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long Lived Assets to Be Disposed Of". Both standards require that long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the fair value is less than the carrying amount of the asset, a loss is recognized for the difference. The Company's review involves comparing current and future operating flows to the carrying value of the assets. Long-lived assets to be disposed of, if any, are reported at the lower of their carrying amount or fair value less cost to sell.

Intangible Assets

Identifiable intangible assets comprise trademarks and goodwill. Prior to the Company's adoption of SFAS 142, Goodwill and Other Intangible Assets ("SFAS 142"), trademarks were amortized using the straight-line method over a period of 20 to 40 years. Goodwill was amortized using the straight-line method over a period of 15 to 30 years. The Company periodically reviewed the carrying value of its intangibles based primarily upon an analysis of undiscounted cash flows. Any impairment would have been recognized when the expected future operating cash flows derived from such intangible assets was less than their carrying value. The impairment to be recognized was measured by the amount by which the carrying amount of the asset exceeded the fair value of the asset.

The Company applied SFAS 142, beginning July 1, 2001, for goodwill and intangible assets acquired in business combinations initiated after June 30, 2001, and beginning January 1, 2002, for all other goodwill and intangible assets. For an explanation how the Company applies SFAS 142, see "Recent Accounting Pronouncements" in Note 2.

Revenue Recognition

Revenues from product sales are recognized at the time of product shipment, which represents transfer of title to the customer. Revenues from each licensing agreement are recognized over the license term for the fixed license revenue portion and based on underlying customer sales once minimum contractual sales volumes are met for the variable license revenue portion. Provisions are recorded for estimated product returns at the time revenues are recognized. Costs associated with product shipment and handling are classified in selling and marketing expense in the consolidated statement of operations.

Translation of Foreign Currency

Finished goods sales to customers in Austria, Italy, Germany, Japan, France, Switzerland, Canada, Spain, United Kingdom and the United States of America are generally billed in local currency. The local currency is the functional

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

currency of the subsidiaries in these countries. Foreign currency (functional currency) assets and liabilities are translated into U.S. dollars (the reporting currency) at the exchange rate on the balance sheet date, with resulting translation adjustments recorded in other comprehensive income. Revenue and expenses are translated at average rates prevailing during the year. Foreign exchange gains and losses arising from transactions denominated in a currency other than the functional currency are included in income. The effect of exchange rate changes on intercompany transactions of a long-term investment nature are included in other comprehensive income.

Financial Instruments

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 ("SFAS 133"), Accounting for Derivative Instruments and Hedging Activities, as amended. SFAS 133 requires that the Company record all derivatives on the balance sheet at fair value. The Company uses derivative instruments, specifically foreign exchange forwards and option contracts, to hedge the foreign exchange risk related to its forecasted and firmly committed foreign currency denominated cash flows. On the date on which a derivative contract is transacted, the Company designates the derivative as a hedging instrument as either a fair value hedge or a cash flow hedge. Changes in derivative fair values that are designated, effective and qualify as fair value hedges are recognized in earnings as offsets to the related earnings effects of changes in fair value of related hedged assets, liabilities and firm commitments attributable to the hedged risk. Changes in derivative fair values that are designated, effective and qualify as cash flow hedges will be deferred and recorded as a component of accumulated other comprehensive income (AOCI) until the hedged transactions affect earnings, at which time the deferred gains and losses on the derivative designated as cash flow hedges are recognized in earnings, and classified in accordance with the classification of the hedged item. The Company excludes the time value component of the derivatives' change in fair value from the assessment of hedge effectiveness. The Company enters into hedging relationships to limit the foreign exchange rate risk for periods generally not to exceed one year. The Company does not utilize financial instruments for trading or speculative purposes.

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

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Computation of Net Income (Loss) per Share

Net income (loss) per share is computed under Statement of Financial Accounting Standards No. 128 ("SFAS 128"), Earnings per Share. Basic net income per share is computed by dividing the net income for the period by the weighted average number of ordinary shares outstanding during the period. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares are composed of incremental shares issuable upon the exercise of share options and warrants, and are included in diluted net income per share to the extent such shares are dilutive.

The following table sets forth the computation of diluted weighted average shares outstanding for the periods indicated:

                                                                                  For the Years Ended
                                                                                      December 31,
                                                                          --------------------------------------
                                                                             2000         2001            2002
                                                                          ---------    ----------       --------
                                                                                     (in thousands)
Weighted average shares outstanding - basic............................      28,071        38,083        37,356
Dilutive effect of stock options.......................................       1,858         1,733            --
Dilutive effect of warrants............................................         750            --            --
                                                                          ---------    ----------       --------
Weighted average shares outstanding - diluted..........................      30,679        39,816        37,356

For the year ended December 31, 2002, the diluted weighted average shares outstanding exclude the incremental effect of 1,789,490 stock options because it is anti-dilutive.

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

Recent Accounting Pronouncements

On July 20, 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that all business combinations be accounted for by the purchase method. SFAS No. 142 addresses the accounting for acquired goodwill and other intangible assets and contains certain transitional provisions, which may affect classification and balances of intangible assets.

The ongoing impact is that goodwill and intangible assets with an indefinite life are no longer amortized, but instead are tested at least annually, in the fourth quarter, for impairment. The goodwill impairment test consists of a two-step test. First, each reporting unit's (which generally represents one level below an operating segment) carrying

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

value is compared to its fair value. Second, where the reporting unit's carrying value exceeds its fair value, an impairment loss is recognized to the extent that the goodwill carrying value exceeds the reporting unit's implied goodwill, which is calculated as the difference between the reporting unit's fair value and the fair value of the reporting unit's recognized and unrecognized assets and liabilities. The impairment test for indefinite-lived intangible assets requires that an impairment loss be recognized equal to the excess of its carrying value over its fair value (see Note 4).

In October 2001, the FASB issued SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. SFAS No. 144 retains the fundamental provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, for (1) the recognition and measurement of the impairment of long-lived assets to be held and used and (2) the measurement of long-lived assets to be disposed of by sale. SFAS No. 144 also amends APB No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of Business, by requiring that operating and disposal gains/losses be recognized in the period incurred. Additionally, SFAS No. 144 expands the separate presentation requirement of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the on-going operations of the entity in a disposal transaction. This statement is effective for fiscal years beginning after December 15, 2001. Adoption of this statement did not have a material impact on the Company's consolidated financial position or results of operations.

On April 30, 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 will not have a material impact on the Company's consolidated financial position or results of operations other than requiring the Company retroactively to reclassify gains or losses on extinguishment of debt from extraordinary items beginning upon adoption on January 1, 2003.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The effects of this standard, if any, have not yet been evaluated by the Company.

In January 2003, the Emerging Issues Task Force (EITF) issued EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables". EITF 00-21 addresses the issues of (1) how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting; and (2) how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF 00-21 does not change otherwise applicable revenue recognition criteria. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is in the process of assessing the impact of adopting EITF 00-21. Management believes EITF 00-21 has no impact on the financial position and results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires a liability to be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements, such as certain indemnity provisions and guarantees of third party debt. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The Company does not expect that the adoption of FIN 45 will have a significant impact on the financial position and results of operations.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46) "Consolidation of Variable Interest Entities, an interpretation of ARB 51". FIN 46 addresses the consolidation of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIE") by clarifying the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements" to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 provides guidance on how to determine when and which business enterprise (the "primary beneficiary") should consolidate the VIE. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The disclosure provisions of FIN 46 are effective in all financial statements initially issued after January 31, 2003. FIN 46 is required to be immediately applied by all entities with a variable interest in a VIE created after January 31, 2003. A public entity with a variable interest in a VIE created before February 1, 2003 is required to apply FIN 46 to that entity no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. The Company is in the process of assessing the accounting impact of adopting FIN 46 but does not currently expect that it will have an impact on the financial position and results of operations.

Note 3 - Discontinued Operation

In August 2000, prior to its initial public offering, Head N.V. granted its then 100% shareholder, Head Sports Holdings N.V., the option to receive all outstanding shares of London Films as a shareholder distribution. Head Sports Holdings N.V. was then and still is controlled by Johan Eliasch. On October 31, 2000, all of the share capital of London Films, with net assets of $0.6 million, was distributed in accordance with this option. The results of operations of London Films have been presented as a discontinued operation in the accompanying consolidated statements of operations for the year ended December 31, 2000. Revenues of London Films were $ 0.5 million for the year ended December 31, 2000.

No income tax expense has been recorded on the income from discontinued operations due to the availability of net operating loss carryforwards.

Note 4 - Goodwill and Other Intangible Assets

Effective January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, and ceased amortization of purchased goodwill and trademarks, which were determined to be indefinite-lived.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Intangible assets consist of the following (in thousands):

                                                                             December 31,
                                                                   -------------------------------
                                                                         2001             2002
                                                                   ---------------   -------------

Trademarks........................................................$     19,066       $   19,066
Goodwill..........................................................       3,926            3,926
                                                                   ---------------   -------------
                                                                        22,992           22,992
Less: Accumulated amortization of trademarks......................     (2,529)          (2,529)
Less: Accumulated amortization of goodwill........................       (227)            (227)
                                                                   ---------------   -------------
    Total Intangible assets, net..................................$     20,236       $   20,236
                                                                   ===============   =============

The Company completed the transitional impairment tests for goodwill and indefinite-lived intangibles as of January 1, 2002, and the annual impairment test in the fourth quarter as required by SFAS No. 142. In doing so, the Company determined that goodwill and trademarks are not impaired; therefore no impairment charge was recorded.

The effects of adopting the new standards on net income (loss) and basic and diluted earnings per share for the years ended December 31, 2000, 2001 and 2002, are as follows:

                                                            Net Income
Year Ended December 31,                              2000       2001       2002
--------------------------------------------------------------------------------
Income (loss) from continuing operations
before extraordinary items ...................    $26,321    $ 9,424    $(2,615)
Add: Goodwill amortization ...................         96         58       --
     Trademark amortization ..................        858        858       --
                                                  -------    -------    -------
Adjusted Income (loss) from continuing
operations before extraordinary items ........    $27,275    $10,340    $ 2,615)
                                                  =======    =======    =======

Net Income (Loss) ............................     27,781      9,424     (2,615)
Add: Goodwill amortization ...................         96         58       --
     Trademark amortization ..................        858        858       --
                                                  -------    -------    -------
Adjusted Net Income (Loss) ...................    $28,735    $10,340    $(2,615)
                                                  =======    =======    =======


                                                                      Earnings per Share

                                                         Basic                                Diluted
Year Ended December 31,                       2000        2001         2002         2000        2001         2002
------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations
before extraordinary items .............   $  0.94     $  0.25     $  (0.07)     $  0.86     $  0.24     $  (0.07)
Add: Goodwill amortization .............      0.00        0.00          --          0.00        0.00          --
     Trademark amortization ............      0.03        0.02          --          0.03        0.02          --
                                           -------     -------     --------      -------     -------     --------
Adjusted Income (loss) from continuing
operations before extraordinary items ..   $  0.97     $  0.27     $  (0.07)     $  0.89     $  0.26     $  (0.07)
                                           =======     =======     ========      =======     =======     ========

Net Income (Loss) ......................      0.99        0.25        (0.07)        0.91        0.24        (0.07)
Add: Goodwill amortization .............      0.00        0.00          --          0.00        0.00          --
     Trademark amortization ............      0.03        0.02          --          0.03        0.02          --
                                           -------     -------     --------      -------     -------     --------
Adjusted Net Income (Loss) .............   $  1.02     $  0.27     $  (0.07)     $  0.94     $  0.26     $  (0.07)
                                           =======     =======     ========      =======     =======     ========

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 5 - Head UK Acquisition

In August 2001, one of the Company's subsidiaries formed a wholly-owned sales and marketing company in Great Britain. In December 2001, this company acquired a distribution business for $4.1 million. The acquisition was accounted for in accordance with SFAS 141, whereby approximately $2.4 million was allocated to inventories, $0.6 million was allocated to order backlog shown in prepaid expenses and $0.3 million to liability assumed. The excess of the purchase price over the fair value of the net assets acquired resulted in $1.4 million of goodwill. This goodwill will not be amortized, but will be tested at least annually for impairment. $0.2 million and $0.3 million order backlog was expensed in 2001 and 2002, respectively.

Note 6 - Accounts Receivable

Accounts receivable consist of the following (in thousands):

                                                             December 31,
                                                       2001             2002
                                                    ----------       ----------
Trade debtors ................................      $  144,196       $  160,835
Other receivables ............................          16,593           12,109
Allowance for doubtful accounts ..............         (10,787)         (11,834)
                                                    ----------       ----------
Accounts receivable, net .....................      $  150,002       $  161,109
                                                    ==========       ==========


Note 7 - Inventories

Inventories consist of the following (in thousands):


                                                             December 31,
                                                    ---------------------------
                                                       2001             2002
                                                    ----------       ----------
Raw materials and supplies....................      $   17,330       $   18,526
Work in process...............................           6,512            6,486
Finished goods................................          63,708           67,766
Provisions....................................         (13,975)         (15,140)
                                                    ----------       ----------
        Total inventories, net................      $   73,575       $   77,638
                                                    ==========       ==========

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 8 - Marketable Securities

Marketable securities consist of the following (in thousands):

                                                              December 31,
                                                       -------------------------
                                                           2001          2002
                                                       -----------    ----------
Held-to Maturity
----------------

Austrian government debt securities....................$      316
Austrian debt security funds...........................     1,087
Corporate debt securities..............................       286
Other securities.......................................       311
                                                       ----------
    Total Marketable securities held-to-maturity.......$    2,001

Available-for-Sale
------------------

Austrian government debt securities....................               $     114
Corporate debt securities..............................                     340
Debt investment funds..................................                   1,208
Other securities.......................................                   1,056
                                                                      ---------
    Total Marketable securities available-for-sale.....               $   2,718

    Less: Short-term portion...........................        --          (402)

                                                       ----------     ---------
    Total Long-term marketable securities..............$    2,001     $   2,316
                                                       ==========     =========


Maturities of debt securities are as follows (in thousands):

                                                               December 31,
                                                              --------------
                                                                   2002
                                                              --------------

Mature within 1 year..........................................$          402
Mature between one year and five years........................           454
Mature between five years and ten years.......................            --
Mature after ten years........................................         1,862
                                                              --------------
    Total Marketable securities...............................$        2,718
                                                              ==============

Marketable securities with a maturity of less than one year are included in other current assets in the accompanying consolidated balance sheets.

Under Austrian regulations debt securities were restricted as to withdrawal, requiring that a percentage of leaving indemnity plan assets are maintained in discounted Austrian government and Austrian corporate debt securities. Due to changes in the regulations, the restriction has been abolished. Management no longer intends to hold these marketable securities until maturity. Accordingly, the Company reclassified $2.0 million of held-to-maturity securities to available-for-sale and wrote down the assets by $0.2 million to market value.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Note 9 - Property, Plant and Equipment

Property, plant and equipment consist of the following (in thousands):


                                                           December 31,
                                                    --------------------------
                                                        2001            2002
                                                    ----------      ----------

Land................................................$    4,435      $    4,150
Buildings...........................................    20,325          26,800
Machinery and equipment.............................   101,769         133,531
                                                     ---------      ----------
                                                       126,529         164,481
Less: Accumulated depreciation......................   (65,801)        (91,325)
                                                     ---------      ----------
    Total Property, plant and equipment, net........$   60,728      $   73,156
                                                     =========      ==========


The useful lives used in computing depreciation are as follows:
                                                                         Years
                                                                        -------
Buildings...............................................................10 - 48
Machinery and equipment..................................................2 - 20

Note 10  - Credit Risk Concentrations

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

Note 11 - Fair Value of Financial Instruments

The carrying value of the Company's financial instruments approximates fair value at December 31, 2001 and 2002. The carrying amounts reported in the consolidated balance sheet for cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and short-term borrowings approximate fair value due to the short maturity of these instruments and the floating interest rates of the short-term borrowings. The carrying amounts of marketable securities approximates the fair value based on quoted market prices at December 31, 2001 and is equal to fair value at December 31, 2002 (see Note 8).

The carrying value of the Company's senior notes and other long-term debt approximates fair value based on current rates offered and quoted market price of debt with similar terms.

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

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


The Company reclassified a gain from AOCI to earnings of $1.5 million for the year ended December 31, 2002.

The Company recorded the change in fair market value of derivatives related to cash flow hedges to AOCI of $1.0 million and $0.6 million, net of tax, for year ended December 31, 2001 and 2002, respectively, all of which is expected to be reclassified to earnings during the next twelve months. The time value component excluded from effectiveness testing was not material for the periods presented.

The following table provides information regarding the Company's foreign exchange forward and option contracts as of December 31, 2001 and 2002. The fair value of the foreign currency contracts represent the amount the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturity.

                                                  As of December 31, 2001
                                          -------------------------------------
                                            Contract      Carrying      Fair
                                             amount         value       value
                                          -----------   ------------  ---------

Forward foreign exchange contracts........$   9,170     $     631     $     631
Foreign exchange option contracts.........$   8,007     $     313     $     313


                                                  As of December 31, 2002
                                          -------------------------------------
                                            Contract      Carrying      Fair
                                             amount         value       value
                                          -----------   ------------  ---------
Forward foreign exchange contracts........$  13,566     $     140     $     140
Foreign exchange option contracts.........$   1,854     $      33     $      33


The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategies for undertaking various hedge transactions. The Company links all derivatives that are designated as hedging instruments in foreign currency cash flow hedges to forecasted transactions or firm commitments. In accordance with the provision of SFAS 133, the Company assesses, both at the inception of each hedge and on an on-going basis, whether the derivatives that are designated in hedging qualifiying relationship are highly effective in off setting changes in fair values or cash flows of hedged items. When it is determined that a derivative is no longer highly effective as a hedge, the Company discontinues hedge accounting prospectively.

The counterparties to the foreign currency contracts are major international banks. Such contracts are generally for one year or less.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Note 12 - Short-Term Borrowings

Short-term borrowings consist of the following (in thousands):

                                                           December 31,
                                                  ---------------------------
                                                      2001            2002
                                                  -----------     -----------

Lines of credit ..................................$    52,432     $    58,773
Notes payable ....................................      1,440            --
                                                  -----------     -----------
    Total short-term borrowings ..................$    53,872     $    58,773
                                                  ===========     ===========


In the second quarter of 2001, the Company's subsidiaries entered into a new financing agreement providing multiple revolving credit lines with the "Raiffeisenzentralbank" ("RZB"), "Erste Bank" and "Osterreichische Kontrollbank" ("OEKB") in the total amount of (euro)46.2 million ($48.5 million) secured by all Austrian trade receivables. In addition, the Company has lines of credit with several banks in Italy, France, Germany, Czech Republic, Canada and Japan of $51.3 million. Further, the Company has a $14.8 million credit line with Fleet Capital Corporation. As of December 31, 2002, $49.2 million was available under these credit lines. The weighted average interest rate on outstanding short-term borrowings was 4.l% and 3.7% as of December 31, 2001 and 2002, respectively.

The credit lines with "RZB" and "Erste Bank" will expire in March 2003 and May 2003, respectively. Currently the Company is in the process of renegotiating financial agreements providing revolving credit lines with "RZB" and "Erste Bank". We expect the renegotiation of these two credit lines will be finalized at the end of March 2003.

Note 13 - Accounts Payable

Accounts payable consist of the following (in thousands):

                                                           December 31,
                                                  ---------------------------
                                                      2001            2002
                                                  -----------     -----------

Accounts payable - trade .........................$    19,264     $    21,815
Salaries and wages ...............................      2,195           1,952
Insurance ........................................        201             210
Fiscal  authorities ..............................      1,871           2,377
Social institutions ..............................        910           1,021
Other ............................................      4,735           5,694
                                                  -----------     -----------
                                                  $    29,176     $    33,069
                                                  ===========     ===========

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Note 14 - Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

                                                           December 31,
                                                  ---------------------------
                                                      2001            2002
                                                  -----------     -----------

Employee compensation and benefits................$     6,761     $     6,643
Accrued warranties and allowances.................      8,365           8,055
Advertising.......................................      2,109           1,896
Legal, auditing and consulting fees...............      2,511           1,994
Fiscal authorities................................      2,009           2,366
Commissions.......................................      1,188           1,380
Accrued interest..................................      3,162           3,564
Other.............................................     12,488          13,490
                                                  -----------     -----------
                                                  $    38,593     $    39,388
                                                  ===========     ===========


Product Warranties

Included in accrued warranties and allowances are product warranties that have a probable likelihood of loss and are estimated based on weighted prior year experiences for recognized revenues. As of December 31, 2002, accruals for warranties consist of the following (in thousands):

                                                      2002
-------------------------------------------------------------
Balance at the beginning of the period          $       2,418
Current year provision                                  1,885
Settlements made during the period                     (2,256)
Translation adjustment                                    436
                                                -------------
Balance at the end of the period                $       2,484
                                                =============

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 15 - Long-Term Debt

Long-term debt consists of the following (in thousands):

                                                           December 31,
                                                  ---------------------------
                                                      2001            2002
                                                  -----------     -----------

Senior notes......................................     60,942          68,852
Other long-term debt..............................      8,152          27,268
                                                  -----------     -----------
     Total long-term borrowings...................     69,094          96,120
     Less current portion.........................      1,412           2,349
                                                  -----------     -----------
     Long-term portion............................$    67,682     $    93,771
                                                  ===========     ===========


Senior Notes

On July 15, 1999, one of the Company's wholly-owned subsidiaries, Head Holding issued (euro)100.0 million (approximately $101.7 million as at July 15, 1999) of Senior Notes. Proceeds of the offering were used to repay existing indebtedness (including the US loan agreement, bridge notes and lines of credit) and for general corporate purposes.

The notes bear interest of 10.75% per annum, which is payable semi-annually and mature in total on July 15, 2006. Among other restrictions, the notes include certain restrictive terms regarding investments, distributions and incurrence of additional indebtedness by the Company.

On January 5, 2000, a registration statement for the exchange of the original 10.75% Senior Notes for new 10.75% Senior Notes was made effective by the U.S. Securities Exchange Commission (SEC). On February 9, 2000, this Exchange Offer was consummated.

In October 2000, the Company repurchased (euro)30.9 million (approximately $32.4 million) of its Senior Notes in a series of transactions using part of the proceeds of the Company's initial public offering. In July 2002, the Company repurchased another (euro)3.6 million (approximately $3.5 million) of its Senior Notes.


Loan and Security Agreement

In April 2000, the Company's subsidiaries, Head USA, Inc., Mares America Corporation, Penn Racquet Sports Inc., and Dacor Corporation, entered into a $20.0 million, three-year, renewable term Loan and Security Agreement with Fleet Capital Corporation and other financial institutions providing for a revolving loan facility and a letter of credit facility. The agreement is secured by substantially all the assets of Head USA, Inc., Mares America Corporation, Penn Racquet Sports, Inc. and Dacor Corporation, including inventory, accounts receivable, and the Penn trademarks and patents (collectively the "collateral"). The amount the Company is eligible to borrow is based upon a percentage of certain eligible collateral but will not exceed $14.8 million. Borrowings bear interest at either a Base Rate or a LIBOR Rate, each as defined in the agreement, plus an applicable margin. There are no borrowings under this line as of December 31, 2002. The extinguishment of the prior credit facility and the write off of deferred financing fees resulted in a loss of $0.9 million in 2000. This is presented in the consolidated statement of operations under extraordinary items.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Sale-Leaseback Transaction

The Company entered into an agreement on June 28, 2002, whereby it sold land and building to an unrelated bank and leased it back over a 15 year term. The proceeds of this sale were (euro)10.6 million. The Company has the obligation to purchase the property back after 15 years for (euro)8.2 million. The Company may also repurchase the property at its option from the first until the tenth year of the arrangement for the present value of the future lease payments and the remaining residual value.

The Company is also required to pay the bank a monthly deposit of (euro)0.01 million, which will be repaid to the Company, plus interest of 6.7%, at the time of repurchase.

Because of the Company's continuing involvement, this transaction has been accounted for as a financing such that the Company has recorded (euro)10.6 million of cash and long-term borrowings.

The Company's future minimum lease payments as of December 31, 2002, are as follows:

                                    (in thousands)
------------------------------------------------------
2003                                $       842
2004                                        842
2005                                        842
2006                                        842
2007                                        842
Thereafter                               16,561
                                    -----------
Total minimum payments              $    20,771
Amount representing interest             (9,679)
                                    -----------
Obligations under financing
activity                                 11,092
Obligations due within one year             107
                                    -----------
Long-term obligations under
financing activity                       10,984
                                    ===========

As of December 31, 2002 the net book value of land and building under the sale-leaseback arrangement consists of the following (in thousands):

                                          Land           Building
----------------------------------------------------------------------
Cost                                $       1,070     $       8,796

Less: Accumulated depreciation                 --            (6,947)
                                    -------------     -------------
Net book value                      $       1,070     $       1,849
                                    =============     =============


Mortgage Agreement

One of the Company's subsidiaries entered into a mortgage agreement secured by the Penn Phoenix property with an unrelated financial institution of $4.8 million over a 15 year term at an interest rate of 7.33%.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Other long-term debt

Other long-term debt comprises loans in Austria, Italy and Czech Republic outstanding with several banks. The weighted average interest rate on outstanding borrowings was 3.9% and 3.9% as of December 31, 2001 and 2002, respectively. Borrowings mature at various dates through 2009.


Maturities of long-term debt

Aggregate maturities of long-term debt, other than the sale-leaseback transaction are as follows (in thousands):


                                                        December 31,
                                                            2002
                                                        ------------

2003................................................... $   2,242
2004...................................................     2,302
2005...................................................     2,068
2006...................................................    70,549
2007...................................................     1,167
Thereafter.............................................     6,700
                                                        ---------
                                                        $  85,028
                                                        =========


Debt restructuring

In the fourth quarter of 2000, the Company repaid $29.9 million of debt using part of the proceeds of the Company's initial public offering. The gain on the extinguishment of debt of $3.0 million, net of income tax expense of $1.6 million was recorded as an extraordinary item.

Note 16 - Other Long-Term Liabilities

The Company funds leaving indemnities and pension liabilities paid to employees at some Austrian and other European locations. The indemnities are based upon years of service and compensation levels and are generally payable upon retirement or dismissal in some circumstances, after a predetermined number of years of service. The Company maintains sufficient assets to meet the minimum funding requirements set forth by the regulations in each country. Total leaving indemnity expense was $0.8 million, $2.1 million and $2.1 million for the years ended December 31, 2000, 2001 and 2002, respectively.

Indemnity and pension liabilities total approximately $12.5 million and $15.7 million at December 31, 2001 and 2002, respectively. The Company assumes a weighted average annual rate of increase in salaries of 3.0% per annum. The leaving indemnity liability was determined using a weighted average discount rate of 6.0% in 2001 and 2002.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 17 - Commitments and Contingencies

Operating Leases

The Company leases certain office space, warehouse facilities, transportation and office equipment under operating leases which expire at various dates through 2005. Rent expense was approximately $2.3 million, $2.3 million and $3.1 million for the years ended December 31, 2000, 2001 and 2002, respectively.

Future minimum payments under non-cancelable operating leases with initial or remaining lease terms in excess of one year are as follows as of December 31, 2002 (in thousands):

                                                        December 31,
                                                            2002
                                                        ------------

2003....................................................$   3,145
2004....................................................    2,341
2005....................................................    1,850
2006....................................................    1,378
Thereafter..............................................    1,279
                                                        ---------
                                                        $   9,993
                                                        =========


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

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Note 18 - Accumulated Other Comprehensive Income Balance

The following table shows the components of AOCI:


                                                For the Year Ended December 32, 2002
                                                ------------------------------------
                                 Foreign      Unrealized                                   Accumulated
                                 Currency      Gains on      Minimum      Unrealized          Other
                                Translation   Derivative     Pension          Loss        Comprehensive
                                Adjustment    Instruments   Liabilities   on Securities       Income
                                ----------    -----------   -----------   -------------   -------------
                                                                  (in thousands)

Beginning balance...............$  (6,622)        950           (60)            --            (5,732)
Current-period
changes.........................   28,832        (848)           --           (138)           27,846
                                ---------     -------       -------        -------          --------
Ending balance..................$  22,210         102           (60)          (138)           22,114
                                =========     =======       =======        =======          ========


Note 19 - Shareholders' Equity

The Company is a Naamloze Vennootschap ("N.V."), a limited liability company under Dutch law. The registered capital of a N.V. is in the form of shares which represent negotiable securities. The minimum registered and authorised capital requirement is(euro)225,000 (approximately $0.24 million) and the minimum paid in capital requirement for a N.V. is(euro)45,000 (approximately $0.05 million).

At December 31, 2001 and 2002, 39,820,677 shares were authorized and issued, respectively.

Dividends

The Company declared and paid a dividend of (euro)0.28 (approximately $0.25) per share and (euro)0.14 (approximately $0.13) per share during the year ended December 31, 2001 and 2002, respectively.

Treasury Stock

Pursuant to existing resolutions which were approved in August 2000, the Board of Directors was authorized to buy back 10% of the Company's outstanding share capital over the next fifteen months to support its share price. Between November 12, 2000 and May 21, 2001 the Company purchased 2,041,300 shares in the open market at the prevailing price in the total amount of $10.6 million.

On May 28, 2002, the Board of Management was granted the authority to repurchase shares representing up to 10% of the Company's issued share capital was extended until November 28, 2003. Pursuant to this resolution between August 15, 2002 and October 21, 2002 the Company purchased 1,247,050 shares of treasury stock at the prevailing price in the total amount of $3.0 million.

Stichting

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Stichting Head Option Plan (the "Stichting") is a Dutch foundation, the Board of which is Head Sports Holdings N.V., an entity that is ultimately beneficially owned and controlled by Johan Eliasch and his family members. The Stichting holds, votes, and receives dividends on certain of the Company's ordinary shares. In conjunction with the Company's option plans (see Note 28), the Stichting also issues depository receipts to optionholders, upon exercise of the option. Holders of depositary receipts are entitled to dividends paid on the Company's shares and to proceeds on the sales of their shares upon request to the Stichting. However, such holders have no voting rights.

On May 25, 2001, Head N.V. transferred 2,041,300 shares, with an original cost of $10.6 million, to the Stichting. The Stichting will use these shares to fulfill the Company's obligations under the Head Tyrolia Mares Group Executive Stock Option Plan 1998. The Stichting intends to remit proceeds from the exercise of employee stock options to the Company. Such shares have been recorded as a reduction of the Company's equity.

In October 2002, optionholders exercised 596,410 options under "Plan 1998." The Company repurchased these shares via the Stichting at market price of $1.3 million.

In December 2002, an additional 11,212 options under "Plan 1998" were exercised.

Note 20 - Income Taxes

The following table summarizes the significant differences between the Dutch federal statutory tax rate and the Company's effective tax rate for financial statement purposes.

                                              For the Years Ended December 31,
                                           -------------------------------------
                                             2000           2001          2002
                                           ---------     ---------     ---------

Dutch statutory tax rate...................   35.0%          35.0%        35.0%
Tax rate differential......................   (3.3)          (0.4)          N/M
Other......................................    1.4           (2.9)          N/M
Foreign rate differentials.................    0.4            0.4           N/M
Valuation allowance........................  (41.5)          (4.5)          N/M
                                           ---------     ---------     ---------
Effective tax rate.........................   (7.9)%         27.6%          N/M
                                           =========     =========     =========

In 2002, the Dutch statutory tax rate differed from the effective tax rate primarily due to significant incremental income tax in Austria and Italy.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax assets (liabilities) consist of the following as of December 31, 2001 and 2002 (in thousands):

                                                              December 31,
                                                      --------------------------
                                                          2001           2002
                                                      -----------    -----------

Short-term:

Deferred tax asset:

Tax loss carried forward..............................$     6,827    $    3,306
Inventory reserve.....................................      1,390         4,690
Reserve for doubtful accounts.........................      1,751         1,420
Other.................................................      2,200         2,093
                                                      -----------    ----------
    Total Short-term deferred tax assets..............     12,168        11,509

Deferred tax liabilities:

Deferred expenses.....................................$    (1,464)       (1,473)
Accrued liabilities...................................       (152)         (265)
Other.................................................     (1,053)         (454)
                                                      -----------    ----------
    Total Short-term deferred tax liability...........     (2,669)       (2,192)
                                                      -----------    ----------
    Total Short-term deferred tax asset, net..........$     9,498    $    9,317
                                                      ===========    ==========


The short-term deferred tax asset, net is classified in prepaid expenses.

                                                              December 31,
                                                      --------------------------
                                                          2001           2002
                                                      -----------    -----------

Long-term:

Deferred tax asset:

Tax loss carried forward..............................$    88,042    $  102,094
Intangible assets.....................................         12         1,533
Fixed assets..........................................        143           596
Lease obligations.....................................         --         3,773
Other.................................................        499           730
                                                      -----------    ----------
    Total Long-term deferred tax assets...............     88,697       108,726

Deferred tax liabilities:

Investments...........................................$    (9,853)      (16,291)
Fixed assets..........................................       (997)       (1,608)
Other.................................................        (90)       (1,046)
                                                      -----------    ----------
    Total Long-term deferred tax liability                (10,940)      (18,945)

Valuation allowance...................................    (12,994)      (11,633)
                                                      -----------    ----------
    Total Long-term deferred tax asset, net...........$    64,793    $   78,148
                                                      ===========    ==========

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


The Company has net operating loss carryforwards of approximately $276.8 million and $307.2 million as of December 31, 2001 and 2002, respectively. These net operating losses are available in the following jurisdictions (in thousands):


                                                   December 31,
                                         ------------------------------
                                             2001               2002
                                         -------------      -----------
Austria..................................$     246,731      $   276,233
Germany..................................        7,507            8,648
Other Europe.............................          152              812
Japan....................................        4,700              318
North America............................       17,710           21,204
                                         -------------      -----------
                                         $     276,801      $   307,215
                                         =============      ===========


In July 1996, commensurate with the European Commission's (EC) decision allowing the contribution received by HTM Sport- und Freizeitgerate AG (HTM) from Austria Tabak (former owner) as restructuring aid, the EC limited the utilization of certain net operating losses (approximately $54 million as of December 31, 2002). These net operating losses and any related deferred tax asset are not included in the above amounts due to the limitation.

In light of the Company's profitability, the Company released a substantial portion of the valuation allowance in 2001 relating to net operating loss carryforwards.

Austria and Germany allow an unlimited carryover of net operating losses, whereas Japan and the United States allow 5 and 15 year carryovers, respectively.

Note 21 - Employee termination and other related costs

The company accrued a one time employee termination benefit and other related costs of $ 0.8 million in the first quarter of 2001 which is included in general and administrative expense in the accompanying consolidated financial statements of operations.

Note 22 - Research and Development Expense

The Company incurred research and development expense in the amount of $9.1 million, $9.5 million and $11.0 million for the years ended December 31, 2000, 2001 and 2002, respectively. Research and development expense is included in cost of sales in the accompanying statements of operations.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 23 - Advertising Expense

The Company incurred advertising costs of $30.2 million, $35.7 million and $32.8 million for the years ended December 31, 2000, 2001 and 2002, respectively. Advertising expenses are included in selling and marketing expense in the accompanying consolidated statement of operations.

Note 24 - Segment Information

The Company operates in one industry segment, Sporting Goods. The activities related to the operations of London Films Ltd. were reported as "Income (loss) from discontinued operations" for the year ended December 31, 2000 and the segment information for 2000 has been adjusted to reflect this.

The tables below show revenues from external customers and long-lived assets by geographic region based on the location of the Company's subsidiaries (in thousands):

                                             For the Years Ended December 31,
                                        ---------------------------------------
                                            2000          2001          2002
                                        -----------   -----------   -----------

Revenues from External Customers:
Austria ..............................  $    67,419   $    67,753   $    61,151
Italy ................................       66,866        63,924        60,554
Germany ..............................       42,893        41,818        41,845
France ...............................       30,646        29,077        27,885
United Kingdom / Ireland .............        9,198         8,345        17,923
Japan ................................       20,809        17,940        20,098
Other (Europe) .......................       29,320        31,254        34,235
North America ........................      131,486       131,911       123,794
                                        -----------   -----------   -----------
   Total revenues ....................  $   398,639   $   392,021   $   387,487
                                        ===========   ===========   ===========


                                                             December 31,
                                                      -------------------------
                                                          2001          2002
                                                      -----------   -----------

Property, plant and equipment:
Austria.............................................. $    17,536   $    20,722
Italy................................................      18,830        21,553
Germany..............................................       1,107         1,019
France...............................................         186           184
United Kingdom / Ireland.............................       3,049         4,705
Japan................................................       1,403         1,516
Other (Europe).......................................       6,112         9,857
North America........................................      12,505        13,601
                                                      -----------   -----------
   Total Assets...................................... $    60,728   $    73,156
                                                      ===========   ===========

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 25 - Related Party Transactions

The Company receives administrative services from corporations which are ultimately owned by the principal shareholder of the Company. Administrative expenses amounted to approximately $0.2 million, $1.2 million and $1.2 million for the years ended December 31, 2000, 2001 and 2002, respectively. The company is based in the Netherlands and provides investor relations, corporate finance, legal and consulting services.

In 2002, one of the Company's subsidiaries leased its office building from its general manager. Rental expenses amounted to approximately $0.1 million for the year ended December 31, 2002.

Note 26 - Gain on sale of Property

In 2000, 2001 and 2002, the Company sold in parts the building used in its Italian operations for $1.7 million, $1.4 million and $0.6 million, respectively, resulting in a gain of $1.2 million in 2000, $0.9 million in 2001 and $0.4 million in 2002.

The Company's total proceeds on the sale of property were $3.3 million, $1.1 million and $2.1 million resulting in gains of $1.2 million, $0.9 million and $0.8 million for the years ended December 31, 2000, 2001 and 2002, respectively. These gains are included in general and administrative expense in the accompanying consolidated statements of operations.

Note 27 - Equity investment

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

Note 28 - Stock Option Plans

The Company accounts for its stock options in accordance with SFAS 123. Accordingly, the Company records stock-based compensation expense based on the grant-date fair values of the stock options computed using the Black-Scholes option pricing model. Stock-based compensation expense is recognized over the vesting term of the options and amounted to $1.4 million, $2.0 million and $1.6 million for the years ended December 31, 2000, 2001 and 2002, respectively.

Plan 1998

In November 1998, the Company adopted the Head Tyrolia Mares Group Executive Stock Option Plan (the "Plan"). A total of 2,424,242 options were reserved to be granted under the terms of the Plan. The Plan provided for grants of stock options to officers and key employees of Head N.V. and its subsidiaries. The exercise price for all stock options granted under the Plan was fixed at inception of the Plan and increases at the rate of 10% per annum until the options are exercised. Options generally vest over a period of 4 years and are subject to the Company meeting certain earnings performance targets during this period. Options vested under the plan were not exercisable prior to the end of the two year lock-up period following the initial public offering. Options have a maximum term of 10 years. As of December 31, 2002, 145,848 shares were available for grant under the Plan.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The weighted average grant-date fair values using the Black-Scholes option pricing model was $5.42 and $8.84 per share for options granted in 1999 and 2000, respectively.

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

As of December 31, 2002, the weighted average remaining contractual life of the outstanding stock options is 4.7 years, and 794,176 options are vested and exercisable.


                                                   Exercise Price Less Than
                                                  Grant Date Stock Fair Value
                                             -----------------------------------
                                                   Number       Weighted average
                                                  of shares      exercise price
                                             ---------------    ----------------

Balance, December 31, 1998.................        1,465,686      $       0.29
Granted....................................          783,620              0.29
                                             ---------------      ------------
Balance, December 31, 1999.................        2,249,306              0.29
Granted....................................           29,088              0.29
                                             ---------------      ------------
Balance, December 31, 2000 and 2001........        2,278,394      $       0.29
Exercised (see Note 19)....................        (607,622)              0.29
                                             ---------------      ------------
Balance, December 31, 2002.................        1,670,772              0.29
                                             ===============      ============

Plan 2001

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

The exercise price for all stock options granted under the Plan was fixed at inception of the Plan 2001. The vesting period varies from 0 to 6 years. The Chairman and Chief Executive Officer received 1,426,470 options under this grant, which vested immediately. The Company assumes that all options granted will become fully vested. Options have a maximum term of 10 years. As of December 31, 2002 no shares were available for grant under the Plan 2001.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


                                                    Exercise Price Less Than
                                                   Grant Date Stock Fair Value
                                                --------------------------------
                                                   Number       Weighted average
                                                 of shares       exercise price
                                                ------------    ----------------
Balance, December 31, 2000....................             0      $       --
Granted.......................................     3,982,068             4.31
                                                ------------      -----------
Balance, December 31, 2001 and 2002...........     3,982,068      $      4.31
                                                ============      ===========

As of December 31, 2002, the weighted average remaining contractual life of the outstanding stock options is 8.8 years, and 1,631,480 options are exercisable under the Plan 2001.

                                   SIGNATURES



The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



Date:   March 26, 2003

                                    Head N.V.
                                   Registrant


                                    By: /s/ Johan Eliasch
                                        ---------------------------------------
                                        Name:  Johan Eliasch
                                        Title: Chief Executive Officer,
                                               Chairman of the Management Board

                                 CERTIFICATIONS



I, Johan Eliasch, certify that:

1.   I have reviewed this annual report on Form 20-F of Head N.V.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-14) for the registrant and have:

     (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.





Date: March 26, 2003

                                   By: /s/  Johan Eliasch
                                       ----------------------------
                                   Johan Eliasch
                                   Chairman of the Management Board and Chief
                                   Executive Officer

I, Ralf Bernhart, certify that:

1.   I have reviewed this annual report on Form 20-F of Head N.V.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-14) for the registrant and have:

     (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.






Date: March 26, 2003

                                    By: /s/  Ralf Bernhart
                                        -----------------------------
                                    Ralf Bernhart
                                    Member of the Management Board and Chief
                                    Financial Officer

                                  EXHIBIT INDEX



Description                                                        Sequentially
                                                                       numbered
                                                                           page

1.1  Memorandum and Articles of Association of the Company
     (previously filed with Form F-1 on September 27,
     2000).........................................................

2.1 Indenture between Head Holding Unternehmensbeteiligung GmbH and Bank of New York dated July 15, 1999 (previously filed with Head Holding Unternehmensbeteiligung GmbH Form F-4 on
     September 10, 1999)...........................................

4.1  Loan Agreement between Head USA, Inc., Mares America
     Corporation, Penn Racquet Sport, Inc. and Fleet Capital
     Corporation as Agent dated April 5, 2000 (previously filed with Form F-1 on September 27,2000)...........................

6.   A statement explaining in reasonable detail how earnings per share information were calculated (included in Note 2 to the
     Financial Statements).........................................

8.   A list of the Company's significant subsidiaries, indicating their country of incorporation and the names under which
     they do business..............................................

10.1 Reconciliation between Head N.V. and Head Holding
     Unternehmensbeteiligung GmbH Financial Statements.............

10.2 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of
     2002..........................................................