Form 20-F
period 2003-12-31
HEAD NV
filed 2004-04-13
CIK 1123455

As filed with the Securities and Exchange Commission on April 13, 2004
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549
                                 ---------------

                                    FORM 20-F
                                 ---------------

                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2003

                         Commission file number 1-15134

                                    HEAD N.V.
             (Exact Name of Registrant as Specified in its Charter)

                                 The Netherlands
                 (Jurisdiction of Incorporation or Organization)
                                    Rotterdam
                                 The Netherlands

                    (Address of Principal Executive Offices)
                                    Rokin 55
                                1012 KK Amsterdam
                                 The Netherlands
                                 +31-20-625-1291
                                 ---------------

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

        Title of Each Class            Name of Each Exchange on Which Registered
Ordinary Shares of (euro)0.20 each              New York Stock Exchange
                                                 Vienna Stock Exchange
                                 ---------------

             Securities registered or to be registered pursuant to
                         Section 12(g) of the Act: None
                                 ---------------

        Securities for which there is a reporting obligation pursuant to
                         Section 15(d) of the Act: None
                                 ---------------

 The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2003:

            37,399,442 Ordinary Shares Nominal Value (euro)0.20 each

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
                                    Yes X  No
                                       ---   ---

           Indicate by check mark which financial statement item the
                       registrant has elected to follow.
                              Item 17    Item 18 X
                                     ---        ---

--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS..............................1
  ITEM 1:    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.............2
  ITEM 2:    OFFER STATISTICS AND EXPECTED TIMETABLE...........................2
  ITEM 3:    KEY INFORMATION...................................................2
    3.A.   Selected Financial Data.............................................2
    3.B.   Capitalization and Indebtedness.....................................4
    3.C.   Reasons for the Offer and Use of Proceeds...........................4
    3.D.   Risk Factors........................................................4
  ITEM 4:    INFORMATION ON THE COMPANY........................................6
    4.A.   History and Development of the Company..............................6
    4.B.   Business Overview...................................................7
    4.C.   Organizational Structure...........................................23
    4.D.   Property, Plants and Equipment.....................................23
  ITEM 5:    OPERATING AND FINANCIAL REVIEW AND PROSPECTS.....................24
    5.A.   Operating Results..................................................24
    5.B.   Liquidity and Capital Resources....................................33
    5.C.   Research and Development, Patents and Licenses.....................35
    5.D.   Trend Information..................................................35
  ITEM 6:    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.......................36
    6.A.   Directors and Senior Management....................................36
    6.B.   Compensation.......................................................39
    6.C.   Board Practices....................................................40
    6.D.   Employees..........................................................40
    6.E.   Share Ownership....................................................41
  ITEM 7:    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS................42
    7.A.   Major Shareholders.................................................42
    7.B.   Related Party Transactions.........................................42
    7.C.   Interest of Experts and Counsel....................................43
  ITEM 8:    FINANCIAL INFORMATION............................................43
    8.A.   Consolidated Statements and Other Financial Information............43
    8.B.   Significant Changes................................................43
  ITEM 9:    THE OFFER AND LISTING............................................43
    9.A.   Offer and Listing Details..........................................43
    9.B.   Plan of Distribution...............................................44
    9.C.   Markets............................................................44
    9.D.   Selling Shareholders...............................................44
    9.E.   Dilution...........................................................45
    9.F.   Expenses of the Issue..............................................45
  ITEM 10:   ADDITIONAL INFORMATION...........................................45
    10.A.  Share Capital......................................................45
    10.B.  Articles of Association............................................45
    10.C.  Material Contracts.................................................48
    10.D.  Exchange Controls..................................................48
    10.E.  Taxation...........................................................49
    10.F.  Dividends and Paying Agents........................................56
    10.G.  Statement by Experts...............................................56
    10.H.  Documents on Display...............................................56
    10.I.  Subsidiary Information.............................................56
  ITEM 11:   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.......56
  ITEM 12:   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...........57
  ITEM 13:   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES..................58
  ITEM 14:   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
             AND USE OF PROCEEDS..............................................58
  ITEM 15:   CONTROLS AND PROCEDURES..........................................58
  ITEM 16:   [RESERVED].......................................................58
    16.A.  AUDIT COMMITTEE FINANCIAL EXPERT...................................58
    16.B.  CODE OF ETHICS.....................................................58
    16.C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.............................58
  ITEM 17:   FINANCIAL STATEMENTS.............................................59
  ITEM 18:   FINANCIAL STATEMENTS.............................................59
  ITEM 19:   EXHIBITS.........................................................59
  EXHIBIT INDEX

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This report contains forward-looking statements that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. The words "anticipates", "believes", "estimates", "expects", "plans", "intends" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management and are subject to various risks, uncertainties and contingencies which could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements. These risks, uncertainties and contingencies include, but are not limited to, the following:

           o  our ability to implement our business strategy;

           o  our liquidity and capital expenditures;

           o  our ability to obtain financing;

           o our ability to realize the cost savings we expect to achieve from our cost reduction program;

           o  competitive pressures and trends in the sporting goods industry;

           o  our ability to compete, including internationally;

           o  our ability to introduce new and innovative products;

           o cyclicality and economic condition of and anticipated trends in the industries we currently serve;

           o  legal proceedings and regulatory matters;

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

     "Head," "Head Titanium Tennis", "Head Intelligence", "Head Intellifiber", "Head Chipsystem", "Tyrolia", "Free Flex", "Rail Flex", "Powerframe", "Penn", "Mares", "Dacor", "San Marco", "Cyber", "Munari", "Contour Tech" and "Sporasub" are our trademarks. All other trademarks, service marks or brand names appearing in this annual report are the property of their respective holders.

ITEM 1:   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

          Not applicable.

ITEM 2:   OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable.

ITEM 3:   KEY INFORMATION

3.A. Selected Financial Data

     The following table provides our selected consolidated financial data for the periods indicated. The historical financial data for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 have been derived from our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and have been audited by PricewaterhouseCoopers, our independent auditors. Historical results are not necessarily indicative of the results that may be expected for any future period.

     In October 2000, London Films was distributed to Head Sports Holdings N.V., our controlling shareholder, an entity that is ultimately controlled by Johan Eliasch and his family members. As a result, prior years' financial statements have been restated to present London Films as a discontinued operation.

     The selected financial data should be read in conjunction with our historical consolidated financial statements, the notes thereto and "Item 5-- Operating and Financial Review and Prospects" included elsewhere in this annual report.

                                                                               Year Ended December 31,
                                                        1999            2000            2001            2002            2003
                                                      ---------       ---------       ---------       ---------       ---------
                                                                        (in thousands, except per share data)
Statement of Operations Data:
Total revenues........................................$ 388,755       $ 398,639       $ 392,021       $ 387,487       $ 431,208
Cost of sales.........................................  228,453         227,442         233,971         233,402         266,023
                                                      ---------       ---------       ---------       ---------       ---------
Gross profit..........................................  160,302         171,197         158,050         154,085         165,186
Selling and marketing expense.........................   95,906          97,743         102,094         102,619         117,071
General and administrative expense....................   38,601          33,488          33,972          32,081          38,847
Non-cash compensation expense.........................      548           1,378           2,025           1,632             654
Restructuring charge(1)...............................       --              --             838              --           8,368
                                                      ---------       ---------       ---------       ---------       ---------
Operating income......................................   25,246          38,588          19,121          17,753             245
Interest expense(2)...................................  (14,092)        (18,642)        (11,275)        (11,677)        (13,999)
Interest income.......................................      947           1,118             892             940           1,050
Foreign exchange gain (loss)..........................    4,574           7,502           5,828          (7,387)         (1,103)
Other income (expense), net...........................    1,899          (4,181)              7             387            (18)
                                                      ---------       ---------       ---------       ---------       ---------

Income (loss) from continuing operations
        before income tasex and extraordinary items...   18,574          24,386          14,573              15         (13,824)
Income tax benefit (expense)(3).......................   35,887           1,934          (4,032)         (2,630)           (832)
Share of loss from equity investment, net of tax......        -               -          (1,117)              --              --
                                                      ---------       ---------       ---------       ---------       ---------
Income (loss) from continuing operations
        before extraordinary items....................   54,463          26,321           9,424          (2,615)        (14,657)
Loss from discontinued operation......................      (60)           (644)             --              --              --
Extraordinary gain(4).................................        -           2,104              --              --              --
                                                      ---------       ---------       ---------       ---------       ---------
Net income (loss).....................................$  54,403       $  27,781           9,424          (2,615)        (14,657)
                                                      =========       =========       =========       =========       =========

Earnings per share-basic (5)
        Income (loss) from continuing operations
                before extraordinary items............$    2.46       $    0.94       $    0.25       $  (0.07)       $  (0.40)
        Net income (loss).............................$    2.46       $    0.99       $    0.25       $  (0.07)       $  (0.40)
Earnings per share - diluted (5)
        Income (loss) from continuing operations
                before extraordinary items............$    2.23       $    0.86       $    0.24       $  (0.07)       $  (0.40)
        Net income (loss).............................$    2.23       $    0.91       $    0.24       $  (0.07)       $  (0.40)
Weighted average shares outstanding(5)
        basic                                            22,132          28,071          38,083          37,356          36,285
        diluted                                          24,370          30,678          39,816          37,356          36,285

Other Financial Data:
Cash provided by operating activities.................$  28,444       $   6,452       $  35,921       $  23,279       $  17,342
Cash used in investing activities.....................$ (57,517)       $(17,178)      $ (19,913)      $ (18,804)      $ (16,554)
Cash provided by (used in) financing activities.......$  43,066       $  20,073       $     393       $       2       $  (2,007)

                                                        1999            2000            2001            2002            2003
                                                      ---------       ---------       ---------       ---------       ---------

Balance Sheet Data:
Cash(6)...............................................$  23,624       $  15,848       $  22,128       $  37,598       $  44,154
Total assets..........................................$ 434,660       $ 434,304       $ 416,519       $ 473,853       $ 537,586
Total debt(7).........................................$ 240,108       $ 114,819       $ 122,966       $ 154,893       $ 184,833
Capital Stock(8)......................................$      64       $   7,067       $   7,067       $   7,067       $   7,067
Total shareholders' equity(9).........................$  82,547       $ 229,988       $ 212,539       $ 229,824       $ 241,716

----------
(1) Restructuring include employee terminations in 2001. In 2003 restructuring include employee terminations of $5.2 million, impairment of fixed assets of $2.6 million, excess rent of $0.4 million and other related restructuring program costs of $0.2 million.
(2) Interest expense for the years ended December 31, 1999 and 2000 excludes capitalized future interest payments as required by SFAS No. 15. See "Item 5: Operating and Financial Review and Prospects -- Liquidity and Capital Resources -- Treatment of Bank Waivers Under SFAS No. 15."
(3) Includes for the year ended December 31, 1999 a non-cash deferred income tax benefit of $38.8 million resulting from the release of a substantial portion of a valuation allowance relating to operating loss carry forwards.
(4) Includes for the year ended December 31, 2000 a gain of $2.1 million (net of income tax expense) as a result of the extinguishments of the restructured debt.
(5) Earnings per share and weighted average shares outstanding represent our historical amounts as adjusted to reflect the two for one split of our outstanding ordinary shares upon the closing of the public offering in September 2000. Earnings per share and weighted average shares outstanding on a diluted basis give effect to all outstanding options and warrants calculated under the treasury stock method. Options granted under the 2001 stock option plan have been excluded from the diluted earnings per share calculation for the year ended December 31, 2001 because their effect would be anti-dilutive. For the years ended December 31, 2002 and 2003, the diluted weighted average shares outstanding exclude the incremental effect of 1,789,490 and 1,347,773 stock options, respectively because it would have been anti-dilutive for these periods.
(6) Cash includes cash and cash equivalents and in 1999 and 2003 restricted cash of $5.7 million and $2.8 million respectively.
(7) Total debt excludes capitalized future interest payments as required by SFAS No. 15. See "Item 5: Operating and Financial Review and Prospects -- Liquidity and Capital Resources -- Treatment of Bank Waivers Under SFAS No. 15." which amounts to $6.3 million as of December 31, 1999. Due to the repayment of the restructured debt in the fourth quarter of 2000, all capitalized future interest payments have been released.
(8) In 2000 due to the conversion to a par value from NLG 0.01 to EUR 0.20, $4.4 million was transferred from additional paid-in capital to capital stock.
(9) In 2000 a dividend of (euro)16.1 million (approximately $15.7 million) was paid to the Company's then sole shareholder. In 2001 and 2002, the Company paid a dividend of (euro)0.28 (approximately $0.25) per share and of
     (euro)0.14 (approximately $0.13) per share, respectively to its shareholders.

Exchange Rates

     In this report, references to "U.S. dollars," "dollars" or "$" are to United States dollars and "euro" or "(euro)" means the common currency for twelve member states of the European Monetary Union. We have rounded percentages and some amounts contained herein for ease of presentation, and sometimes amounts may not add due to this rounding. We have presented most amounts in U.S. dollars. In some cases, this report contains translations of euro amounts into U.S. dollars at specified rates solely for the convenience of the reader. You should not construe these translations as representations that the euro amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

     In January 1999, 11 European Union member states (Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain) formed the EMU. The 11 EMU member states also introduced a new common currency: the euro. The fixed, irrevocable conversion rates between the euro and national EMU currencies were announced on December 31, 1998. These countries, as well as Greece, have adopted the euro as their national currency as of January 1, 2002.

     Unless otherwise indicated, U.S. dollar amounts have been translated from euro amounts to U.S. dollars, based on the European Central Bank rates. On December 31, 2003, the rate was (euro) 0.791766 = $1. Our inclusion of such translations is not meant to suggest that the euro amounts actually represent such U.S. dollar amounts or that such amounts could have been converted into U.S. dollars at such rate or any other rate. For a discussion of the impact of the exchange rate fluctuations on our financial condition and results of operations, see "Risk Factors" and "Operating and Financial Review and Prospects." We did not use the rates listed above in the preparation of our financial statements.

     The table below shows information concerning the European Central Bank rates for euro for the years ended December 31, 1999, 2000, 2001, 2002 and 2003, expressed in euro per one U.S. dollar.

                                           Year ended December 31,
                                ----------------------------------------------
                                 1999      2000      2001      2002      2003
                                 ----      ----      ----      ----      ----

High......................      0.9985    1.2118    1.1927    1.1658    0.9637
Low.......................      0.8482    0.9626    1.0477    0.9536    0.7918
Average (1)...............      0.9341    1.0834    1.1159    1.0670    0.8897
End of period.............      0.9954    1.0770    1.1347    0.9536    0.7918

(1) The average of the European Central Bank rates for euro on the last business day of each month during the applicable period.


     The table below sets forth the period end, high and low exchange rates, expressed in euro per one U.S. dollar, for six prior months.

Months                                            Period end    High       Low
------                                            ----------    ----       ---

October 2003....................................    0.8604     0.8636    0.8483
November 2003...................................    0.8338     0.8754    0.8338
December 2003...................................    0.7918     0.8351    0.7918
January 2004....................................    0.8075     0.8082    0.7795
February 2004...................................    0.8053     0.8053    0.7777
March 2004......................................    0.8181     0.8252    0.8010


     The European Central Bank rate on December 31, 2003 was $1.00 = (euro)
0.7918 and the European Central Bank rate on March 31, 2004 was $1.00 = (euro) 0.8181.

3.B. Capitalization and Indebtedness

     Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

     Not applicable.

3.D. Risk Factors

The sporting goods industry is highly competitive and our success depends upon our ability to respond quickly to changes in consumer preferences

     The sporting goods industry is very competitive and includes many regional, national and international companies, some of which have achieved substantial market share. We compete primarily on the basis of product features, brand recognition, quality and price, and the failure to remain competitive could adversely affect our results of operations and financial condition. Some of these competitors offer types of sports products that we do not sell and some of our competitors are larger and have substantially greater financial and other resources than us.

     Our success also depends partly on our ability to anticipate and respond quickly to changing merchandise trends, consumer taste and consumer preferences. Any failure to so respond could adversely affect consumer acceptance of our brand names, product lines and business.

Our failure to introduce innovative products to the market could adversely affect our sales and margins

     Our success is dependent in part on our introduction of innovative products that represent an improvement over existing products that we or other manufacturers offer. We believe that our future growth and success will depend significantly on our continued ability to identify, develop, introduce and market innovative sports products such as our Head Intelligence skis and snowboard equipment, our Head Titanium, Head Intelligence and Head Liquidmetal series of tennis racquets, and our Mares and Dacor lines of diving equipment, although we cannot assure you of our ability to do so. Our operating results may fluctuate as a result of the amount, timing and market acceptance of new products that we or our competitors introduce. In addition, our failure to introduce new, innovative products will adversely affect our margins because margins on the sales of sports products tend to decline over time with the entry of competitive products into existing markets.

Negative factors beyond our control have caused and could continue to cause a decline in demand for our products

     We and the sporting goods industry in general are dependent on the economies in which we sell our products and levels of consumer spending. Economic conditions affect not only the ultimate consumer, but also retailers, our primary customers. As a result, our results may be adversely affected by downward trends in the economies in which we sell our products, such as the recession in

Japan during the 1990's and the current general worldwide economic slowdown. In addition, the occurrence of events that adversely affect economies, such as the September 11, 2001 attacks on the United States and subsequent acts of terrorism, continue to adversely affect leisure travel and related discretionary consumer spending, which can have a particularly negative impact on our diving business. We cannot assure you that any prolonged economic downturn would not adversely affect us. In addition, a decline in the size of the market for sports products from which we derive sales, whether from a decrease in the popularity of particular products or adverse weather conditions, such as lack of snowfall, could cause a decline in sales.

We may not successfully realize the savings of our cost reduction program

     The cost savings described under "Item 4.B Business Overview-- Our Strategy -- Reduce Costs" represent the savings we anticipate to result from the full implementation of our cost reduction program described in that section. These future cost savings are based upon a number of estimates. We may not realize the cost savings from our cost reduction program if, among other things:

     o  our estimates are proved incorrect;
     o  there are additional unanticipated costs; and/or
     o the implementation of the program is not completed for any reason in the time periods envisaged, including disruptions and delays in transferring our operations from one plant to another as described.

     Accordingly, the estimated cost savings are not necessarily indicative of our future financial results which may be affected by a number of other factors, including demand and pricing for our products and other costs associated with our production, distribution and other operations.

Shifts in currency exchange rates may adversely affect our results of operations

     We operate in a multi-currency environment in which a portion of our revenues and expenses are denominated in currencies other than the euro. We are, as a result, subject to currency translation risk and, to a lesser extent, currency transaction risk. Currency translation risk arises because we measure and record the financial condition and results of operations of each of our subsidiaries in their functional currency and then translate these amounts into our reporting currency, the U.S. dollar. We incur transaction risk when one of our subsidiaries enters into a transaction using a currency other than its functional currency, although we reduce this risk by seeking to match our revenues and costs in each currency. Accordingly, shifts in currency exchange rates, particularly between the euro and the U.S. dollar, may adversely affect our results of operations.

We are dependent in part on the performance of third-party suppliers, which may cause delays in filling orders, affect the quality of some products or affect the image of our trademarks

     Approximately 40% of our cost of sales in 2003 consists of fees paid to third-party manufacturers located in Europe, in countries such as the Czech Republic (some junior skis), Germany (snowboard bindings), Austria (snowboards), Estonia and Italy (diving products) and Asia, in countries such as China (tennis and squash racquets, accessories and snowboard boots) and Thailand (diving products). Furthermore, a substantial number of our third party licensees outsource the manufacturing of Head licensed products to third party manufacturers. As a result of this outsourcing, we, as well as our third party licensees, are dependent in part on the performance of third-party suppliers in our ability to deliver quality products in a timely manner. We and our licensees are also increasingly subject to risks relating to the local economic and political conditions in the countries to which we outsource our manufacturing operations. Although these factors have not had an adverse impact on our operations to date, we cannot assure you that these factors will not affect quality control, orders and shipments, or the image of our trademark in the case of licensees. In addition, the ability to fulfill orders and our cost of sales may be adversely affected in the event we are required to shift the manufacturing of some of our products from one geographical location to another.

We are indirectly controlled by one shareholder whose interests may conflict with yours

     Head Sports Holdings N.V., controlled 18,987,344 shares, or 47.7% of our issued shares as of March 31, 2004. Head Sports Holdings N.V., a Netherlands Antilles corporation, is controlled by Johan Eliasch and his family members. As of April 13, 2004 Johan Eliasch also owned 45,900 of Head N.V.'s shares directly. Our controlling shareholder, Head Sports Holdings N.V., has the power to approve the nominations of our executive officers, approve the proposed actions of the Supervisory and Management Boards, change our core business, cause us to engage in transactions with affiliated companies, cause or restrict the sale of our assets, control our dividend policy and make other fundamental corporate decisions.

     The business of Head N.V. is carried out primarily by a Management Board, which appoints its executive officers, and is overseen by a Supervisory Board. Under Head N.V.'s articles of association, a Dutch foundation called the Stichting Head Option Plan has the power to nominate all members of the Management Board, appoint one-third of the Supervisory Board and nominate the remaining members of the Supervisory Board. The Board of the Stichting is Head Sports Holdings N.V., the entity controlled by Johan Eliasch and his family members. The special power of the Stichting ceases when Johan Eliasch or his affiliates or family members cease to control the Stichting or cease to beneficially hold any of Head N.V.'s shares. In general, a two-thirds majority of shareholders voting at a general meeting of shareholders may remove members of the Management and Supervisory Boards, and the articles of association, including the rights of the Stichting, also may be amended (at the proposal of the Management Board and with approval of the

Supervisory Board) by a two-thirds majority of shareholders. Therefore, as a result of his control over the Stichting, Johan Eliasch will retain the power to nominate and essentially control the election of the Management and Supervisory Board members and other executive officers so long as he holds any of Head N.V.'s shares until there is an amendment to the articles of association to remove the rights of the Stichting.

We are dependent on patents and trademarks and inadequate protection of patents and trademarks or patent or trademark litigation would adversely affect our business

     We rely on a combination of patents, trademarks, trade secrets and confidentiality agreements to protect our proprietary technology, rights and know-how. We hold several hundred patents and trademarks, several of which are filed in multiple jurisdictions, including in Europe, the United States and Japan. Our major trademarks are registered in our key markets and numerous other countries. We believe our patents and trademarks to be among our most valuable marketing assets and generally seek protection for them, particularly the names Head, Tyrolia, Penn and Mares in countries where significant existing or potential markets for our products exist. We believe we have taken adequate measures to protect our proprietary information, trade names and trademarks in all our major markets, although not all our trade names and trademarks are proprietary to us for all of our products in all our markets. For example, we do not own the trademark "Liquidmetal" but rather license the name pursuant to an agreement we have with Liquidmetal Technologies, Inc. This agreement has an initial term of four years commencing January 1, 2003, and the parties have agreed to make best efforts to extend the agreement thereafter for a similar duration under similar terms.

     We cannot assure you that the measures we (or our licensors from whom we license patents and trademarks) take to protect our intellectual property will afford us adequate protection against patent and trademark infringements, that pending patent and trademark applications will eventually be issued or that the claims allowed for any of our existing or future patents and trademarks will provide competitive advantages for our products or will not be successfully challenged or circumvented by competitors. In addition, we cannot assure you that we will be able to continue to license names for which we do not currently hold trademarks, such as "Liquidmetal", at all or under the same terms as our existing license agreements.

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

     We believe that the overall impact of complying with regulations and legislation protecting the environment will not have a material adverse effect on our future financial position or operating results. We cannot assure you, however, that this will be the case. Capital expenditures and expenses in 2003 attributable to compliance with environmental laws were not material.

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

     Over the last 54 years, we believe we have earned a reputation as a leading developer and manufacturer of innovative, high-quality and technologically advanced sporting equipment. Our focus continues to be on our core products of skiing, tennis and diving equipment. In order to expand market share and maximize profitability, we have increased our emphasis on marketing and new product development, leveraging further our brands, global distribution network and traditional strength in manufacturing. We have added complementary product lines and premier brands through acquisitions, including diving products company Dacor in 1998 for $2.3 million and the tennis ball manufacturer Penn for $40.6 million in 1999. In October 1999, we acquired the Blax and Generics snowboard business for $0.7 million whose products we now market under the Head brand.

     Head N.V. was incorporated as a holding company under the laws of The Netherlands on August 24, 1998 as a public company with limited liability (naamloze vennootschap) or an N.V. Our corporate seat is in Rotterdam, The Netherlands. We are registered under number 24286737 at the Commercial Register in Rotterdam, The Netherlands. Our executive offices are located at Rokin 55, 1012 KK Amsterdam, The Netherlands. Our telephone number is +31-20-625-1291. Our website address is www.head.com. Our agent in the United States is CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, NY 10011.

4.B. Business Overview

Industry Overview

Winter Sports Market

     We define the winter sports market as the market for alpine skis, ski boots and bindings, and snowboard equipment. We estimate that there are 50 million skiers and 8 million snowboarders active worldwide and that the market for winter sports equipment in 2003 was approximately $1.49 billion at the wholesale level, consisting of $525 million of skis, $195 million of bindings, $360 million of boots and $410 million of snowboard equipment. The ski market is split predominantly among Europe, the United States and Japan, with Europe in 2003 constituting approximately 60% of the world market, the United States approximately 17% and Japan approximately 14%. The snowboard market is led by North America, followed by Europe and then Japan.

     Ski sales have traditionally been the primary component of the winter sports market, with ski sales patterns having a relational effect on the sales of bindings, ski boots and other ski accessories. The market for skis, however, has undergone a transformation in the past decade by declining from an estimated
6.5 million pairs sold per year worldwide in the late 1980's to approximately
4.2 million pairs sold per year in 2003. The reduction in ski sales resulted primarily from a shift in consumer preference from skiing to snowboarding in the early 1990's, an absence of significant product innovation prior to the introduction of the carving ski and the severe decline in the Japanese market, caused by the economic difficulties experienced there in recent years. In the last ten years, the snowboard market developed into a new form of winter sport, and the market has increased from 800,000 boards sold in 1995 to a peak of 1.6 million in 2000. In 2003, 1.4 million boards were sold.

     Globally in 2002 the winter sports market experienced a decrease of approximately 5% caused by late snow in some important markets in Europe and the west of North America and the recessionary global economy. For 2003 the market remained stagnant at this level.

     The decline in the market for skis has had a corollary effect on the market for bindings, ski boots and other accessories. The bindings market declined from approximately 5.9 million pairs sold per year in the early 1990's to approximately 4.2 million pairs in 2003. The ski boots market suffered a significant decline from 3.9 million pairs sold in 2000 to 3.6 million pairs sold in 2003 with lower average prices in constant value. We believe this decline in price was due to oversupply resulting from late manufacturers' reaction to a slowing of the replacement cycle for ski boots.

     The ski and snowboard industries have faced pricing pressures as a consequence of the market decline and, to a lesser extent, as a result of increasing concentration of sales to sporting goods specialty chains, resulting in a phase of consolidation within the industry as weaker brands are acquired or go out of business. The ability of a manufacturer to offer packages of skis, bindings and boots has become more important.

     Carving skis have proved popular with skiers. We estimate sales of carving skis increased to approximately $525 million or 100% of total industry-wide ski sales at wholesale in 2003, from an estimated $40 million in 1995. Carving is designed to capture the feel of snowboarding with greater control and allows for turns to be executed at high speed making skiing a more effortless and easier experience for skiers of all abilities. Based on our market knowledge and experience we expect that these features will make skiing more fashionable for all groups, that carving will continue to dominate the category at the expense of traditional skis and that some snowboarders will shift to carving skis. Industry observers also believe that growth in carving skis has helped to stabilize the overall ski market, thereby partially offsetting the declining industry trend.

     In 2003, consolidation continued in the snowboard industry of the winter sports market. Traditional ski distributors and retailers replaced many of the snowboard specialists in the marketplace. We expect this trend to continue.

Racquet Sports Market

     We define the racquet sports market as the market for tennis, squash and racquetball racquets and tennis balls and racquetball balls. We estimate that the market for tennis racquets in 2003 was approximately 9.1 million units, with a value of approximately $347 million at the wholesale level. We believe the markets contracted by approximately 8% in revenue in 2003. The market is divided predominantly among the United States, Europe and Japan. The United States and Europe each represents more than 25% of the 2003 world market.

     Measured in unit volume, the worldwide tennis racquet market has declined from its peak in the early 1990's, as a result of various factors, including reduced interest in the sport, particularly from younger people. The decline in interest is believed to be due to competing leisure activities, such as alternative sports, computer games and the Internet. In 2003 the tennis market was also impacted by consumer uncertainty about general economic activities and the deterioration of the labor market globally.

     We estimate worldwide sales of tennis balls at approximately $220 million at wholesale in 2003, with approximately 22.8 million dozen tennis balls sold. Of these sales, the US and Europe accounted for approximately 42% and 28% in units, respectively, representing the two largest markets for tennis balls. In 2003, the market for tennis balls was generally perceived to have a decline overall by approximately 2%.

Diving Market

     We define the diving market as the market for diving equipment, wetsuits, drysuits and diving accessories. In 2003, the overall diving market was generally perceived to have declined by 3%, with the important US and Japanese markets showing, according to some estimates, a downturn in demand of up to respectively 1% and 20%. This overall decline was, we believe, principally due to the decrease in international travel to diving destinations and, to a lesser extent, the general worldwide economic slowdown. Only certain markets in areas such as South East Asia and Eastern Europe showed some improvement generally across the industry in 2002.

     We estimate the market at the end of 2003 to have been approximately $470 million based on new market estimations. We expect the diving market to recover when customers feel that the threat of terrorism is sufficiently contained. The popularity of the sport is becoming significant in many emerging countries like Russia, Poland, Croatia, Serbia, Ukraine, Thailand and South Africa with significant increase in sales especially as far as diving centers are concerned. The market can be divided into a lower segment sold through chain stores with lower average prices and an upper segment sold through specialty stores. The lower segment of the market consists primarily of equipment for snorkeling while the upper segment of the market consists of equipment for scuba diving.

     The diving industry is fragmented with well over 30 brands. While there are various companies which produce a number of diving products, Mares is the only company which designs and manufactures a complete line of products under one trademark.

Our Competitive Advantages

     We have a leading market share in key product areas. We believe we hold leading market position in skiing, tennis and diving products.

     o Skis. In 2003, we believe, based on our market knowledge and experience, that Head skis were the number two selling skis in Europe, the largest market for ski equipment in the world, and we believe we held the number three position globally or 13% of the market based on units sold.

     o Bindings. Tyrolia bindings also have long been a market leader, and we believe, based on our market knowledge and experience, that Tyrolia was the top selling brand of ski bindings in 2002, in terms of numbers of units sold. In the 2003 season, we believe we were the largest manufacturer of ski bindings worldwide in terms of numbers of units produced (including ski bindings manufactured for others).

     o Racquets. In tennis, we believe Head maintained the number one market position in Europe and the number two position globally in retail sales in 2003.

     o Balls. Penn is the world's leading manufacturer of tennis and racquetball balls in volume sold. In 2003, we estimate that Penn sold over half the tennis balls sold in the United States and held 30% of the tennis ball market worldwide in volume. In 2003, we estimate we held 75% of the racquetball ball market in the United States, which we believe accounted for 90% of the worldwide market.

     o Diving. Mares is one of the largest producers and marketers of diving equipment in the world. We also own Dacor Corporation, a U.S.-based seller of a selected range of diving equipment. We believe that in 2003 Mares and Dacor together held 17% of the worldwide market in diving equipment.

     We have a strong brand identity. Our principal brands -- Head, Penn, Tyrolia and Mares -- are among the most widely recognized names in their markets. We reinforce the strength of our brands through a program of endorsements with high profile athletes and sponsorship of major tournaments and other events.

     o Winter Sports. Hannes Trinkl, the 2001 Downhill World champion, endorses Head skis as well as the up and coming star Maria Riesch, from Germany. In snowboarding, we have received endorsements from the German athlete, Jan Michaelis, who won the overall 2001/2002 world championship title in Halfpipe and his Finnish teammate, Jukka Eratuli, who won the 2001/2002 and 2002/2003 overall world championship title in the Big Air discipline.

     o Racquet Sports. Andre Agassi endorses our Head tennis racquets and used our Head Liquidmetal racquet in the 2003 U.S. Open. Gustavo Kuerten and Goran Ivanisevic both won 2001 Grand Slam tournaments using a Head Intelligence racquet. Penn is the official tennis ball of many major tennis tournaments worldwide, including ATP Tour and WTA Tour events and the Tennis Masters Series and Tennis Masters Cup.

     o Diving. We believe most free diving world records, including those set by Francisco "Pipin" Ferreras at 170 meters and Gianluca Genoni, have been set using Mares equipment.

     This strong brand identity allows our products to command higher prices and fosters brand loyalty. We believe the strong identity and visibility of our brands have been instrumental in increasing licensing opportunities for apparel and other products, as well as enabling us to introduce new product lines and enter new markets more effectively.

     We are at the forefront of product development and innovation. We have been and continue to be at the forefront of the development of innovative and technologically advanced sporting equipment.

     o In 2003 we introduced Head Liquidmetal racquets, which Fortune magazine and Business Week recently declared to be one of the 25 best products of the year 2003. Three months after their introduction, 3 of our Head Liquidmetal lines of racquets were in the top four best-selling racquets in the U.S. Pro/Specialty channel of distribution. In addition, our Head Liquidmetal "LM Radical" racquet was the best selling racquet of all brands in Japan in the September to December 2003 sales period. In 2000, we introduced our Head Intelligence and Head Intelligence X racquets, which, along with Head Titanium racquets (launched in 1997), significantly increased our overall U.S. market share in terms of revenues from 9% in 1997 to 24% in 2003.

     o In our Head Intelligence skis and snowboards, we have utilized the technology originally developed for our Head Intelligence line of tennis racquets. Head Intelligence skis and snowboards transfer the energy created by contact with surface of the snow through Intellifibers to absorb vibration and adjust the stiffness of the skis and snowboards based upon speed and snow conditions. Major ski magazines and trade journals have rated the skis highly and we gained added visibility when the skis were used at the 2002 Winter Olympics in Salt Lake City, Utah and in World Cup ski races 2002/2003. We have also been a leader in the development of carving skis, and we introduced the first bindings specifically designed for carving skis, which include carving plates and other features designed to improve performance.

     o Mares is a leader in technological innovation in the diving market and holds several key patents on regulators, diving computers and other related products. Both the U.S. Navy and the European Union have certified many of these products.

     We employ an integrated marketing program. We consider our marketing approach to be key to promoting and reinforcing the strength of our brands worldwide. Each of our products is supported by an integrated marketing program which is designed to be responsive to the demands of our targeted trade customers.

     o Our marketing techniques include the hosting of training programs and clinics for in-store personnel, participation in trade fairs, preparation of in-store promotional materials and a strong advertising program, including print advertising and point-of-sale merchandising such as displays and samples. As a result, we believe that we have built a strong presence in specialized ski, tennis and diving retail outlets in a number of our key geographic markets.

     o In addition, we operate a strong grassroots program, introducing our products to instructors, coaches and other professionals who are in a position to generate interest in a product and influence the decision of the ultimate consumer.

     o We believe the breadth of products we offer in our chosen markets makes us more attractive to customers because it allows them to reduce their number of suppliers, as well as to end users because it simplifies their purchase decision.

     We design and develop the manufacturing technology for our high-end products in-house. In addition to designing our products, we have made a strategic decision to design and develop the manufacturing technology for our high-end sports products at our own technologically advanced manufacturing plants. In this way, we protect the quality, image and workmanship associated with our products and ensure that we move new products quickly from development to the marketing and selling stages. By maintaining control throughout every facet of the development and manufacturing process of our high-end products, we also seek to protect our proprietary technology and thereby prevent imitations of our products. We believe that this manufacturing strategy provides us with a significant competitive advantage. When we do not believe that a product's quality or proprietary technology will be compromised, we outsource the product to third-party manufacturers in order to reduce costs and improve unit profitability.

Our Strategy

     Our business strategy is to capitalize on our competitive strengths in order to increase revenues while improving cash flow and profitability through market share expansion, new product introductions and cost reductions.

     Expand Market Share. We intend to expand our market share, particularly in the United States and Japan, by focusing on innovative products such as our Head Liquidmetal racquets and Head Intelligence skis and snowboards and strong-selling products such as Penn tennis balls.

     o We intend to build market share in most European markets through continued product innovation and brand marketing.

     o We intend to increase our penetration of the U.S. market for tennis racquets and other Head products through continued innovations in racquets and an exclusive endorsement agreement with the US Professional Tennis Association (racquets and balls) and a non-exclusive endorsement agreement with the Professional Tennis Registry (racquets only), the two largest teaching organizations globally. Our goal is to become the leading supplier of tennis products and add significantly to the presence of Head racquets in the United States.

     o We intend to expand sales of our snowboard equipment by leveraging our sales, marketing and distribution networks.

     o We intend to increase our penetration of the U.S. market for diving equipment by introducing new products into the Mares line.

     o We intend to increase business in emerging markets such as Asia, Latin America and Eastern Europe through a combination of higher brand awareness, product innovations and increasing sales and marketing resources.

     Rapidly Develop and Launch New Products. We intend to continue our tradition of product innovation and development by identifying new product opportunities and moving quickly to launch these products successfully. After we identify a new product opportunity, we rely on our in-house research and development department and the manufacturing facilities available to us to produce the desired product concept. Thereafter, through a combination of our integrated marketing program, high brand awareness and global distribution organization efficiency we are able to introduce the new products to the market rapidly. Recent examples of this are our Head Intelligence skis and snowboards and Head Liquidmetal tennis racquets. In 2003, 2002 and 2001, we incurred $13.6 million, $11.0 million and $9.5 million, respectively, on engineering, research and development.

     Reduce Costs. We are implementing the following cost reduction program, which we believe will result in cost savings and increased operating income:

     o We have transferred all of our manufacturing operations of ski boots and fins in Tallinn, Estonia to a recently purchased plant in Litovel, Czech Republic. We expect lower overhead costs for these manufacturing operations as they will share administrative and management resources with our existing infrastructure in Austria. We have already ceased production at our Estonia plant in preparation for its closing, currently scheduled for the end of 2004 with its subsequent sale.

     o We have transferred some of our ski manufacturing from our plant in Kennelbach, Austria to our existing plant in Budejovice, Czech Republic where production costs are considerably lower. We also have transferred much of our racquet production in Kennelbach to Budejovice.

     o We are in the process of closing our tennis ball production facility in Mullingar, Ireland and transferring these operations to our existing, under-utilized plant in Phoenix, Arizona.

     o We are centralizing our European distribution organizations for Winter Sports and Racquet Sports products so that Head International GmbH will operate as a single distribution company for key markets. Head International invoices and ships products from one European distribution center in Klaus, Austria to our customers in Switzerland, Germany, Italy and Austria since January 1, 2004. From January 1, 2005, we intend for Head International to invoice products to our customers in France and the UK. As a result, all of our invoicing to the customers in these markets and to third-party distributors worldwide will occur from Head International. The former related European distribution companies will thereafter function only as sales agencies. We already competed the consolidation of our U.S. warehouses from three locations to one location and streamlining the management of our U.S. diving, winter and racquet sports businesses.

     We are investigating additional cost savings. Where we are confident that quality and proprietary technology will not be compromised, we intend to look for and secure further arrangements to manufacture our products in low-cost regions, including expanding our outsourced manufacturing in China. We aim to decrease our overhead and production costs over the next five years as we identify and implement new measures such as additional relocation of production plants and outsourcing arrangements.

Our Products

     Statements regarding our competitive position consist of estimates based on industry reports concerning market share, market position and industry data for our various lines of business compiled by industry analysts for our major markets, our knowledge of our sales and markets, and claims by other sporting goods products manufacturers.

Winter Sports

     Winter Sports products accounted for 43.8% of our total revenues in 2003.

Head Ski

     Our Head ski brand is one of the leading ski brands in the world. We estimated 13% market share of our skis in 2003. We sell a broad range of carving skis designed for all levels of skiers, from the novice to the professional racer. Our ski products represented 39.4% of our total Winter Sports revenues in 2003.

     The following table sets forth our principal Head ski models:

                                                  Number of
           Line              Target Market          Models                    Features
     ---------------  --------------------------  ---------  ------------------------------------------
     Racing Carver    Expert skiers and racers        4      Extreme stability and precision for
                                                             racing and high performance skiing
     Freeride         Advanced to expert skiers       6      Maximum lift in powder snow and
                                                             maneuverability for off piste and extreme
                                                             Skiing
     Allround Carve   Intermediate to advanced        9      Easy-turning and maneuverability for all
                      skiers                                 types of terrain
     New School       Advanced to expert skiers       3      Shock-absorbing reinforced construction
                                                             for mogul, freestyle skiing and jumps
     All-Mountain     Beginner to intermediate        3      Shorter length and easy-turning suitable
     Cruise           skiers                                 for learning and hobby skiers
     Junior           Young skiers                    7      Radical side cuts designed for easy
                                                             handling for younger skiers of all
                                                             Abilities
     Rental           All skiers                      6      Added durability
     Accessories      All skiers                     18      Includes ski poles, carrying bags and
                                                             other items

     Technology. We believe that we are an industry leader in the development of innovative and technologically advanced carving skis.

Our carving skis are not only different in appearance from conventional skis, but are also differentiated from various other carving skis by patented technical features and directional stability. In February 2002, we introduced a patented "ski management" system -- Head Intelligence skis. This product line utilizes the technology we introduced in 2000 with our Head Intelligence line of tennis racquets and incorporates the piezoelectric Intellifiber and Head Chipsystem. Head Intelligence skis transfer the energy created by contact with surface of the snow through the Intellifibers to absorb vibration and adjust the stiffness of the skis based upon speed and snow conditions. This gives the skier more control with less effort. Major ski magazines and trade journals have rated the skis highly and we gained added visibility through the skis being used at the 2002 Winter Olympics in Salt Lake City, Utah and in World Cup ski races 2002/2003 and 2003/2004.

     Market Share. We estimate that the global ski market was approximately $525 million at wholesale in 2003. We believe, based on our market knowledge and experience, that in 2003, Head skis were the number two selling skis in Europe and that we held the number three position worldwide based on units sold. We estimate our market share for skis worldwide was 13% in 2003, an increase of approximately 60% from an estimated 8% in 1996.

     We believe that demand for carving skis will continue to increase and that carving ski sales represented 100% of total industry-wide ski sales in 2003. We expect to increase our market share through geographic expansion and focused product offerings. We plan to pursue market share growth in the United States and expect to have further opportunities in developing ski markets such as Eastern Europe and to a lesser extent, South America.

     Positioning. We were the first ski manufacturer to introduce a fully integrated line of carving skis, boots and bindings. We believe that this integrated product offering is key to maintaining preferred relationships with trade customers and increasing our global market share. In addition, through this integrated offering, we achieve synergies in distribution and engage in joint product development among our internal product groups in the development of new carving products and other products.

     Manufacturing. We manufacture Head skis at our manufacturing plants in Kennelbach, Austria and Budejovice, Czech Republic, where we use a computerized manufacturing system. As part of our efforts to reduce costs, we have transferred some of our ski manufacturing from our plant in Kennelbach, Austria to our plant in Budejovice, Czech Republic. We outsource the manufacture of some models of junior skis to a third party. Through factory automation, we have been able to greatly improve our labor productivity. We use some excess capacity to manufacture high performance and carving skis for other branded ski companies.

Bindings

     We believe that Tyrolia was the top selling brand in the worldwide ski bindings market in 2003, based on units sold. Our bindings business represented 30.4% of our total Winter Sports revenues in 2003.

     The following table sets forth the principal Tyrolia binding products:

                                                       Number of
           Line                Target Market             Models                  Features
     ---------------  -------------------------------  ---------  --------------------------------------
     Racing           Expert and professional skiers       3      Innovative Free Flex PLUS
                                                                  Technology (patented)
     Rail Flex        Beginners and advanced skiers        3      Integration system with double
                                                                  free-flex, boot center adjustment and
                                                                  tool free mounting
     Light Diagonal   Carving skiers                       3      Different systems featuring Cyber
                                                                  Free Flex Technology (patented) or
                                                                  Carve Flex Technology and different
                                                                  integrated stand heights
     Super Light      All skiers                           4      SL Super light and LD Light diagonal
                                                                  technology with different integrated
                                                                  stand height
     Junior           Young skiers                         4      Provides safety features for juniors
                                                                  and children
     Rental           Rental market                        8      Adjustable toe and heel parts with
                                                                  unique Single Code System. Chip
                                                                  technology for Sym Pro
     Carving Plates   Carving skiers                       4      Two-piece plates, pre-drilled for
                                                                  Tyrolia models, different stand
                                                                  heights and damping systems

     Technology. We believe that the Tyrolia brand has consistently offered outstanding performance in safety and reliability while introducing technological innovations. In 1996, we were the first to introduce a carving binding line to complement the performance characteristics of the Cyber ski. Free Flex technology allows the heel of the skier to glide freely as the ski bends, optimizing edge grip and ski contour, which facilitates a higher degree of angulations throughout a turn. In 2000, we introduced a new racing technology, Free Flex PLUS, which provides improved traction performance at high speed by eliminating the counterflex motion of the ski.

     In 1999, we introduced the SL 100, a super lightweight binding (25% weight reduction compared to equivalent bindings) with a modern design for the middle and lower price point in different model variations. We believe that the SL 100 became the largest selling binding in the worldwide market and accounted for over one-third of our binding sales worldwide in units in 2003. The launch of the SL 100 bindings helped us gain what we believe to be a leading position in the worldwide bindings market.

     In 2002, Tyrolia introduced Rail Flex, an integrated tool free binding system.

     In our Rental line, we introduced the innovative chip system in 2001, targeted at the Rental business. It provides simplified and complete data integration together with special software, and precise and quick adjustment of the bindings, thus saving time and increasing the safety of our products. These bindings are now offered together with pre-mounted Head Rental skis and Head Rental boots, which also include the chip.

     Market Share. We estimate that the market for bindings worldwide was approximately $195 million at wholesale in 2003. We estimate our market share worldwide for bindings in units was approximately 32% in 2003 and believe that Tyrolia was the top selling brand in 2003, in terms of numbers of units sold.

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

Ski Boots

     We market our ski boots under the Head and Munari brand names. Our new and high price point ski boots are marketed under the Head brand name due to Head's high level of brand awareness. We also supply private label boots marketed to lower price points. Our ski boot business represented 20.9% of our total Winter Sports revenues in 2003.

     The following table sets forth our principal categories of ski boots:

                                                        Number of
           Line                Target Market              Models                  Features
     ----------------  -------------------------------  ---------  --------------------------------------
     Head
     Racing/Freeride   Racers, experts and freeriders       11     Project introduced in 2001 with full
                       professional skiers                         bi- injection technology and high
                                                                   performance construction to maximize
                                                                   energy transmission. A totally new
                                                                   buckling system incorporates two
                                                                   innovative patented solution, to
                                                                   improve performance
     All Mountain      Experts to intermediate skiers       10     New range introduced in 2002, with a
     Performance                                                   wide range of models targeted to the
                                                                   expert and advanced skier. Intended
                                                                   to provide an outstanding level of
                                                                   performance and comfort
     New Concept       Extra comfort                         4     New range targeted at the skier
                                                                   Looking for maximum comfort and ease
                                                                   of use featuring a completely new
                                                                   technology
     Sport/Comfort     Intermediate and beginners            6     EZ-on shell, Double Power Buckle and
                                                                   Autoski Walk intended to create
                                                                   maximum ease of use and comfort
     Junior            Young skiers (all segments)           5     Junior boots for racers to beginners
     Rental            Rental                                9     High comfort and reliability for
                                                                   intermediates and beginners

     Munari
     Sport Comfort     Intermediate and beginners            4     Easy walk adjustment, light and
                                                                   user-friendly boots

     Comfort           Beginners                             4     Easy step-in and high comfort boots

     Junior            Young skiers (all segments)           7     Junior boot line for good, intermediate
                                                                   and beginner skiers


     Technology. In 2003, we introduced a new range, the E-Fit line, which we believe allowed us to increase the market share in the comfort segment.

     The Edge and EZON boots have become our best-selling ski boots in terms of number of units sold. The Edge boot allowed us to increase the market share in the middle and higher price segment and this line was successfully sold at retail level.

     Market Share. We estimate that the market for boots worldwide was approximately $360 million in 2003. We believe, based on our market knowledge and experience, that the Head ski boots held the number three position worldwide in 2003 based on units sold. We estimate that our market share (Head and Munari together) in 2003 was approximately 14%, which was a positive trend in comparison to the 2002 season.

     We aim to increase unit sales of our boots worldwide by leveraging our brand names and extending the top end product line described above. Our expectation for 2004 is a stable global market and a concentration of brands at dealer level, from which we should benefit.

     Manufacturing. All of our ski boots will be manufactured at our recently purchased plant in Litovel, Czech Republic, starting with the 2004/2005 collection. Until 2003 ski boots were produced in our factory in Estonia (approx. 94%) and in Italy (6%). The new factory will allow us to improve our efficiency and service and reduce fixed costs as well.

Snowboards

     We market our snowboard products under the Head brand. These products accounted for 9.4% of our total Winter Sports revenues in 2003.

     The following table sets forth our principal categories of snowboarding products:

                                                  Number of
           Line              Target Market          Models                       Features
     ---------------  --------------------------  ---------  -----------------------------------------------
     Boards           Freestyle/Freeride              14     Intelligence Chip Technology and Intellifiber
                                                             Technology, Dimensional concept: perfect
                                                             boot-binding-board match
                                                             Free Flex rail system: innovative
                                                             binding fixation
     Softboots        Freestyle/Freeride               8     ThermoFit liners: individually customizable fit
                                                             Double Lasted Sole: integrated EVA midsole
     Softbindings     Freestyle/Freeride               7     Powerframe concept: better board flex-- better
                                                             transmission
                                                             Auto-Open straps: reentry improvement
                                                             Auto-Lock highback: automatic fixation of highback
                                                             to heelcup
     Step in          Freeride/Freestyle               1     Step-X4: 4 point fixation for best power
     bindings &                                              transmission and control
     Boots
     Rental           Freeride/Freestyle                     Head "Rent'n Ride in 58 Seconds Program"
                                                             Dimensional concept: perfect boot-binding match
                                                             Chip system: faster registration of rental
                                                             equipment
                                                             Powerbase toolfree: first toolfree stance & angle
                                                             adjustable rental softbinding
                                                             Step-X4 toolfree: first toolfree stance & angle
                                                             adjustable step in rental binding

       Technology. In 2003, we introduced Head Intelligence with Head Chip System in our snowboards and took advantage of the momentum already created in skis at dealers and media. We also introduced complete new lines of snowboard boots and snowboard bindings featuring the "Dimensional Concept". This concept aims to perfectly match snowboarding boot size with board, avoiding toe and heeldrag, or low leverage. We believe no other snowboard company has dealt with this common problem in the systematic way Head does. In every product category, Head offers unique features, like Free Flex rails in the board line, Powerframe with bindings, ThermoFit liners and Double Lasted soles with boots. We believe that the Head "Rent'n Ride in 58 Seconds Program" is still the fastest and most versatile rental system offered to the market.

     Market Share. We estimate that the global market of snowboard, bindings and boots was approximately 1.4 million units in 2003 and that our market share was approximately 5.9% worldwide.

     Manufacturing. We source all of our products except the Step-X4 bindings that are manufactured by Tyrolia.

Racquet Sports

     Racquet Sports products accounted for 38.6% of our total revenues in 2003. Under the Head brand name, we design, engineer and manufacture a broad offering of tennis, squash and racquetball racquets. We also sell tennis accessories under the Head brand and tennis balls and racquetball balls under the Penn brand name.

Head Racquets

     We estimate that in 2003 our Head racquets were the number two brand worldwide, comprising 20% and 24% of the world retail market in units and revenue respectively. Revenues from racquets and accessories amounted to 61.5% of our total Racquet Sports revenues in 2003.

     The following table sets forth the principal Head racquet product lines:

                                                                    Number of
        Category              Line                Target Market       Models             Features
     -------------  ------------------------  --------------------  ---------  ----------------------------
     Tennis         Head Liquidmetal Series   Tennis enthusiasts        5      Performance racquets
                                              at all level of                  featuring Head Liquidmetal
                                              Play                             for perfect energy transfer
                    Intelligence Series       All levels of play        9      Racquets featuring
                                                                               Intellifibers
                                                                               (piezoelectric material),
                                                                               Top model with Chip system
                                                                               (chip powered and
                                                                               electronically dampened
                                                                               racquets)
                    Titanium and              Entry level players      16      Lightweight value products
                    Performance                                                for short and medium swings
                    racquets
                    Junior Series             Young players             9      Lightweight racquets for
                                                                               juniors from ages 6 to 14
     Squash                                   All players              20      Racquets for all skill
                                                                               levels and price points
     Racquetball                              All players              11      Racquets for all skill
                                                                               levels and price points
     Accessories                              All players               *      Tennis bags, racquet
                                                                               strings and grips,
                                                                               racquetball gloves and
                                                                               other tennis accessories

----------

* Not meaningful.

     Technology. We have gained technological leadership in the tennis market with both the Head Titanium and the Head Intelligence Technology, which were launched in 1997 and 2000 respectively. In August 2003, we once more introduced innovative racquet technology with Head Liquidmetal. Leading global tennis publications such as "U.S. Tennis Magazine" and the German "Tennis Magazin" have thoroughly playtested our Head Liquidmetal racquets against relevant competitor products and rated the Head Liquidmetal racquets the highest. The LM 4 and the LM Instinct were the U.S. Tennis Magazine's "editor's choice" racquets.

     Market Share. We estimate that the market for tennis racquets worldwide was approximately 9.1 million units and $347 million at wholesale level in 2003. We believe, based on our market knowledge and experience, that Head brand tennis racquets were number one in Europe and number two on a worldwide level in 2003. We estimate that market share of overall revenues generated for 2003 was approximately 24% worldwide and that our European market share was 32%. Due to the first time availability of substantial third party quantitative market research data for Europe, market and market share information cannot be reconciled back to 2002 reporting and may vary substantially.

     We believe that since the early 1990s, our worldwide unit market share of racquet products has grown substantially, despite a significant decline in the size of the market. Unit sales of Head tennis products increased from 0.8 million in 1993 to 1.8 million in 2003. We believe these market share gains occurred in all major markets around the world and were largely due to the introduction of proprietary premium technologies such as Titanium and Intelligence and their subsequent and successful use by some of the most popular athletes in tennis. On a long-term basis, due to our continued investment in research and development, global sales, marketing and distribution network and high level of market penetration, we expect to continue to grow our global market share for our tennis racquet products, with an increased presence in the U.S. and Japan and opportunities in developing markets such as Asia, South America and Eastern Europe, where a growing middle class is showing an increasing interest in tennis.

     We believe that our significant global market share is partly a result of our strong presence on the professional tennis circuit. Based upon the December 2003 ATP Tour Entry-List Rankings, Head racquets were used by more than 30 of the top-rated 100 professional male players, including career grand slam champion and 2003 Australian Open winner Andre Agassi, 2001 French Open Champion Gustavo Kuerten, and 2001 Wimbledon Champion Goran Ivanisevic, making Head the number one racquet brand used on the ATP Tour. A number of tennis players on the WTA Tour, such as Anastasia Myskina, Patty Schnyder and Chanda Rubin and ATP Senior Tour players such as Bjorn Borg and highly reputed coaches including Bob Brett and Dennis van der Meer also use Head tennis products. In addition, we operate a strong grassroots program, introducing our products to leading instructors, coaches and other professionals who are in a position to generate interest in a product and influence ultimate customer decisions.

     The Head Titanium, Head Intelligence and Head Intelligence X tennis racquets have, we believe, significantly increased our overall U.S. market share (in terms of revenues) from 9.0% in 1997 to 24% in 2003.

     We cross-leveraged these technologies to create line extensions in Head Squash and Racquetball and the Titanium and Intelligence models which we believe improved our position in other racquet sports markets as well. In 2003, we estimate that we finished the year slightly down in the U.S. racquetball market share. However we estimate that we were the number two brand of the racquetball racquet market in 2003.

     Manufacturing. As part of our cost-cutting program, we now only partially manufacture our high-end racquets in our facility in Kennelbach, Austria, because we have transferred the labor intensive racquet finishing production from Kennelbach to our facility in Budejovice, Czech Republic. All other racquets, accounting for approximately 75% of all racquets sold, are outsourced to manufacturers in China.

Penn

     We believe that Penn is one of the world's leading manufacturers and marketers of tennis and racquetball balls. Revenues from our Penn division amounted to 37.8% of our total Racquet Sports revenues in 2003.

     The following table sets forth the principal Penn product lines:

                                                        Number of
           Line                Target Market              Models                  Features
     ----------------  ------------------------------  ---------  ---------------------------------------
     Tennis Balls
     Championship      Frequent players                    5      Models designed for specific courts
                                                                  Surfaces
     Pro Penn USPTA    Teaching professionals              5      Highest quality felt/premium rubber
                                                                  balls made for specific court surfaces
     Tennis Masters    Top professionals and serious       6      Balls for tournament play made of
     Series and ATP    tournament players                         long- wearing felt and rubber-coated
     Tour                                                         for moisture/stain resistance; New
                                                                  balls: Prestige specifically for
                                                                  Germany and Marathon for International
                                                                  Markets
     Stars             Beginners (sold to clubs and        2      Manufactured with less pressure
                       teaching pros)
     Titanium          Premium3                            3      New in 1998; titanium enhanced core
     Court One         Casual/Recreational                 1      Non USTA approved
     Private Label     Casual/Recreational                 1      Special orders
     Racquetball
     Balls

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

     Market Share. We estimate that the market for tennis balls is approximately $220 million worldwide, with approximately 22.8 million dozen tennis balls sold in 2003. We believe Penn was the market leader in 2003, with an estimated market share of 31% worldwide and of over 52% (based on volume) in the United States, the world's largest market in 2003. Along with the general decline in the market we estimate that Penn sales have declined during recent years. Due to the first time availability of substantial third party quantitative market research data for Europe market and market share information cannot be reconciled back to 2002 reporting and may vary substantially.

     We believe that Penn's strong market position is a result of the superior quality of our products, economies of scale through the largest tennis plant globally in Phoenix/Arizona and close affiliation with the professional tennis circuit. Penn is the official ball used in many major tennis tournaments globally, including the Tennis Masters Cup and Tennis Masters Series events, ATP Tour and the WTA tour events, and some Davis Cup and Federation Cup ties. We are the exclusive tennis ball sponsor of the Masters Series tournaments, the highest profile tournaments in tennis outside the Grand Slam events. This exclusive sponsorship will provide live broadcast brand exposure globally during the season as well as merchandising opportunities.

     The market for racquetball balls is concentrated mainly in the United States, which we estimate accounts for over 90% of the world market. In the United States, we estimate our market share was approximately 75% (based on volume) in 2003. Since the early 1990s, annual racquetball balls sales, including Penn racquetball balls sales, have been declining, and we expect this trend to continue.

     Manufacturing. We currently manufacture our tennis balls and racquetball balls (with the exception of less than 5% of the low end products) at our facilities in Phoenix, Arizona and Mullingar, Ireland. In 2002, a key automation project was successfully implemented in both Phoenix and Mullingar. This resulted in some cost savings in 2002. As part of our cost-cutting program we are in the process of closing our tennis ball production facility in Ireland effective March 31st, 2004 and will transfer these operations to our existing, under-utilized plant in Arizona.

     Several years ago, we entered into an agreement with a South American company, which manufactures and distributes Penn tennis balls in Argentina exclusively for the South American markets.

Mares and Dacor Diving

     We believe, based on our market knowledge and experience, that our diving products had an estimated global market share of approximately 17% in 2003. The Mares and Dacor products cover the upper and middle market segments and include several models of air regulators, buoyancy compensator jackets, diving fins, diving masks, snorkels, exposure suits and diving computers.

     Each of these brands has different product features and is aimed to cover the various international market needs, with Dacor being particularly strong in the United States. In addition, we offer a variety of air tanks and valves, diving boots and gloves, underwater flashlights, equipment bags, knives and various other accessories and diving instruments. Our diving business represented 15.4% of our total revenues in 2003.

     The following table sets forth the principal Mares and Dacor products:

                                        Number of
                   Line                   Models                Features
     ---------------------------------  ---------  ------------------------------------------------
     Regulators.......................      20     Lightweight, durable; high performing
     Air tanks........................       3     High resistance to impact and aging
     Valve sets.......................       2     Designed to guarantee optimal air flows at any
                                                   pressure

     Buoyancy compensator jackets.....      19     Devices for airflow control and better buoyancy
     Wetsuits.........................      20     Designed to ensure warmth and comfort
     Wetsuit accessories..............       9     Gloves, boots and socks
     Fins.............................      23     Designed to provide maximum power using minimum
                                                   effort
     Masks and goggles................      35     Includes single, two and four lens models, with
                                                   maximum visibility
     Snorkels.........................      24     Designed to provide easy and dry breathing
     Computers........................       9     Designed to provide enhanced performance and
                                                   safety
     Other accessories................      54     Knives, spearguns, flashlights, bags, etc.

     Technology. Mares historically has been the industry's technological leader and has introduced many ground-breaking diving products ahead of the competition, including plastic fins, underwater guns and high-performance regulators. A large part of Mares' sales is dependent on patented technology, including air regulators, diving fins and diving masks and a new generation of buoyancy control vests (HUB) to provide maximum freedom during diving and, just recently, a new algorithm for decompression.

     Market Share. We estimate that the market for diving equipment was approximately $470 million in 2003 based on exchange rates at that time. We believe, based on our market knowledge and experience, that our Mares brand of diving equipment had one of the best market positions in Europe and worldwide in 2002 at wholesale. Our market share worldwide for the Mares and Dacor brands for 2003 is estimated at 17%.

     We are working to expand our presence in key markets such as the United States, where, we believe, Mares and Dacor combined held a 12% market share, and in South Asia, where both brands combined had an estimated 7% market share in 2003. We also expect to grow our global market share through new product introductions and the addition of advanced technological features in our existing products. Many new patents have been introduced in 2002, thus strengthening our products offering. In addition, we expect the fragmented nature of the diving industry to provide increased opportunity for growth.

     Manufacturing. We currently manufacture the majority of our diving products, including Dacor products, in Italy. Until recently, we also manufactured certain diving products in Tallinn, Estonia. We are in the process of transferring all of our diving production in Tallinn, Estonia to a recently purchased plant in Litovel, Czech Republic. We are focused on in-house production of our high-technology products, such as regulators and computers, and outsource the remainder of our products to manufacturers in countries such as Italy and Thailand. We have made a number of improvements to our manufacturing processes in the last three years to reduce cost and improve efficiency. In addition, we outsource the assembly of a number of products.

Licensing

     In 1996, we formed a licensing division to capitalize on opportunities resulting from the worldwide brand recognition of the Head name, which has existed for over 50 years. We believe the Head brand name is associated with innovative, high quality, well-designed, high performance products. Licensing enables us to expand the Head name to additional product categories and we believe that some of our other brands such as Penn and Mares have licensing potential. Revenues from licensing amounted to 2.2% of our total revenues in 2003.

     From the 1st of January 2002, the Head footwear business which used to be part of our Racquet Sports division became a licensed business and our UK bags business which was previously licensed out, has been brought in-house and is managed by our UK sales and distribution subsidiary.

     Head Apparel contributes approximately two thirds of the total Royalty Income and is licensed in all important markets worldwide (e.g. Europe, UK, USA, Canada, Japan and China). We also grant rights to the Head brand for other product categories such as footwear, luggage, eyewear, watches, equipment, bikes and accessories. Licensing generated $9.7 million of revenues in 2003 for the Head, Mares and Penn brands. Wholesale licensee revenues amounted to approximately $130 million. We intend to explore other licensing opportunities for products suitable to the image of our brands. South America is a region which still offers potential.

     We believe that substantial licensing growth opportunity exists by capitalizing on the success of our strong-selling products as well as through improved leveraging of our brand portfolio. We also intend to protect and maintain the premium image of our brands by licensing only high quality goods within compatible product lines.

Sales and Distribution

     Our products are sold in approximately 80 countries to over 32,000 accounts. Our worldwide sales force comprised approximately 360 people as of December 31, 2003. In addition, we utilize sales representatives and independent distributors to serve specialized markets and related distribution channels.

Europe

     Sales to customers within Europe accounted for 59.1% of our 2003 net sales. We are centralizing our European distribution organizations for Winter Sports and Racquet Sports products so that Head International GmbH, will operate as a single distribution company for several key markets. Head International invoices and ships products from one European distribution center in Klaus, Austria to our customers in Switzerland, Germany, Italy and Austria since January 1, 2004. From January 1, 2005, we intend for Head International to invoice products also to our customers in France and the UK. As a result, all of our invoicing to customers in these markets, and to third-party distributors worldwide, will occur from Head International. The related former European distribution companies thereafter function only as sales agencies.

North America

     Sales to customers in North America accounted for 28.1% of our 2003 net sales. We distribute Head, Tyrolia, Penn and Mares/Dacor through the company-owned Head USA subsidiary. Under Head USA's leadership, Winter Sports, Racquet Sports and Diving have separate sales/marketing organizations and sales forces but share all administrative and logistical functions. A new U.S. distribution center was founded in Curtis Bay, Maryland and commences shipping all Head, Tyrolia, Penn and Mares/Dacor products in January of 2004. We expect the consolidation of the different warehouse locations into one to generate savings beginning in 2004. Our goal is to improve distribution to increase penetration in North America and reestablish Head and Tyrolia brand names in the U.S. winter sports market.

     The success of our Head Titanium and Intelligence and Head Liquidmetal racquets has helped to significantly raise Head's profile as a tennis brand in North America. We hope to further heighten this profile through the endorsement by the US Professional Tennis Association, the world's largest association of tennis-teaching professionals, and other sales and marketing efforts.

Asia

     Sales to customers in Asia accounted for 9.6% of our 2003 net sales. In Japan, our largest market in Asia, our Winter Sports products are distributed by our own subsidiary distribution unit, while our Racquet Sports and Diving products are distributed by third parties. The cooperation with World Commerce Corporation in Japan for the distribution of our Racquet Sports products as well as the successful launch of the Head Titanium, Intelligence and Liquidmetal racquets have increased our tennis market share in Japan from 3.6% to 10% in 2003. Our products are sold in the rest of Asia only to independent importers or distributors on a wholesale basis.

Other Markets

     Sales to customers in other markets accounted for 3.1% of our 2003 net sales. These markets mainly consist of Latin America, Eastern Europe and Australia. We believe the number of countries in these markets in which sales were made exceeded 50 in 2003. Sales of our products to these regions are made by independent importers/distributors. We intend to continue to pursue strategies to broaden our presence in these emerging markets.

Marketing

     We consider the marketing function to be key to promoting our brand names worldwide. Our marketing strategy is centered around the Head, Tyrolia, Penn and Mares brands. We believe that there are significant opportunities to continue to build these brands and that increased coordination between our marketing and product development teams has greatly improved our ability to efficiently develop products consistent with consumer preferences. As a result, we have been able to increase the frequency and efficiency of our product innovations as well as the depth of our product lines in each of our key categories. Consumer research has become an integral part of product development and advertising campaigns. Each of our products is fully supported by a consistent, integrated marketing program, which is designed to be responsive to the demands of our target customers.

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

     o We operate a strong grassroots program, introducing our tennis products to instructors, coaches and other opinion leaders who are in a position to generate interest and influence the decision of the ultimate customer. For example, through Head and Penn, we participate in the US "Tennis Welcome Center" program, sponsored by the Tennis Industry Association (TIA) and the United States Tennis Association (USTA), which is designed to introduce consumers to tennis through free coaching sessions, equipment and access to courts.

     o Our Diving division advertises in a number of specialized publications worldwide and conducts promotions and media campaigns in stores, diving centers and tourist resorts. Mares and Dacor are getting high visibility on all major specialized magazines but also larger mass media thanks to focused partnership with diving resorts, aquariums and athletes. Special attention is dedicated to Mares website (www.mares.com) which is considered one of the best in the industry and is hosting over half a million visitors per year.

     To complement our marketing strategies, we cultivate the endorsement and promotion of our products among athletes. These endorsements emphasize technical performance and increase brand awareness.

     o In Winter Sports, we maintain a strong program of endorsements by high profile athletes, such as Hannes Trinkl, the 2001 Downhill World Champion, Maria Riesch, Florian Eckert, Franco Cavegn, Marco Buchel, Alain Baxter and former champions such as "legend" Franz Klammer, the 1976 Olympic Champion. We also have an endorsement arrangement with the Austrian national ski team. In snowboarding, we have received endorsements from the German athlete, Jan Michaelis, who won the overall 2002 world championship title in Halfpipe and his Finnish teammate, Jukka Eratuli, who won the 2001/2002 and 2002/2003 overall world championship title in the Big Air discipline.

     o Our tennis racquet endorsement program is focused and highly selective. It includes current top level ATP players popular among the youth market such as Andre Agassi, Marat Safin, Rainer Schuettler, Sebastien Grosjean and Gustavo Kuerten, WTA players such as Patty Schnyder, Chanda Rubin and Anastasia Myskina, as well as players from the ATP Senior Tour popular among mature players, including "legends" Thomas Muster, Bjorn Borg, Guillermo Vilas and Ilie Nastase. In addition, since January 2003, we are the official tennis racquet of the US Professional Tennis Association with over 10,000 members. Over 3,000 of these members have already signed exclusive contracts with HEAD. For the previous 7 years, Wilson was the official racquet of this important organization. We are also the key racquet sponsor of the Professional Tennis Registry, the leading global teaching organization.

     o Penn is the official tennis ball for many major tennis tournaments worldwide, including ATP tour and WTA Tour events, the Tennis Masters Series and Tennis Masters Cup. Penn is the exclusive sponsor/supplier of the US Professional Tennis Association as well.

     o Most free diving world records, including those set by Francisco "Pipin" Ferreras and Gianluca Genoni, have been set using Mares equipment. The last record set by Gianluca Genoni in Liguria was of 132 meters, variable ballast, with a very large, worldwide recognition. In 2002, "Tauchen" magazine awarded Mares the first prize for the best Buoyancy Compensator line of the year at the Dusseldorf Boat Show. "Dive-Oz", Australia's biggest online scuba resource, awarded Mares the "Golden Star Award" for the X-Vision mask. Also, in 2002 Dacor signed a sponsorship agreement with the underwater explorer and shipwreck hunter Barry Clifford, to heavily promote Dacor products in his new US television series, "Adventure, Inc", which is broadcasted nationwide on all major national TVs. We signed a sponsorship agreement in 2002 with Paramount to use Mares/Dacor equipment in the movie Tomb Raider II, which was released in 2003.

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

     We believe that our high level of expertise is evident in all our product lines. Since Howard Head developed the first metal ski in 1950, we have consistently introduced new materials and processes into the manufacture of skis, including fiberglass, graphite, aluminum and titanium and led the industry with the introduction of a complete line of carving skis. We utilize sophisticated manufacturing processes to integrate torsion rib systems in all Head skis in order to produce a torsionally stiff ski without losing softer flexing properties. We have also developed an exponential dampening system for skis and traction plates to promote top performance for all types of skiers. In 2002, we successfully adapted the piezoelectric Head Intellifiber and Head Chip System to skis and launched Head Intelligence skis and Head Intelligence Snowboards in 2003.

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

     Our expertise in tennis racquet design resulted in the 1997 launching of the Head Titanium Tennis series and in 2000 the Head Intelligence racquet technology. Some of these racquets feature a Microchip design, which converts mechanical energy into electrical energy and the result is the first chip-powered, electronically dampened tennis racquet. In 2002 we launched Head Intelligence X, further advancing the performance benefits of the proprietary Head Intelligence technology. In 2003 we introduced the Head Liquidmetal technology in our racquets, which "Fortune" magazine and "Business Week" recently declared to be one of the best 25 products of the year 2003. Tennis magazines in the United States and Germany also have recognized the state-of-the-art design of this proprietary technology.

     Penn has long been a major source of innovation in the tennis ball market, improving tennis balls through such innovations as the introduction of "play related" tennis balls for different court surfaces and altitudes; optical yellow tennis balls, which have become industry standard; and recyclable plastic tennis ball containers with pull ring and plastic lid.

     Mares has a 53 year history of product innovation and we believe is one of the most advanced R&D centers in the industry. In 2002, Mares invented the new airtrim system for BCs which eliminates the old style inflators. By doing so, Mares has renewed some key elements in the area of diving. A new series of minimal weight regulators with performance is now under testing by the US Navy Seals for heavy conditions use. In addition, the new state-of-the-art watch computer "Nemo" is achieving considerable interest. We expect to release it on the market in 2004.

Customers

     We sell our products to approximately 32,000 specialty sporting goods stores, chain stores and department stores in over 80 countries. Our customers vary depending on where our products are sold. Our largest customers include Price Costco, The Sports Authority and Wal Mart in the United States; Victoria, Alpen and Xebio in Japan; Intersport International, a voluntary buying group which distributes our products predominantly in Europe; and Decathlon in France and other European countries. No single customer accounted for more than 4% of our 2003 net sales.

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

    o The main competitors to our Head ski brand, are Rossignol, which is owned by Rossignol S.A.; Salomon, which is owned by Salomon AG; Atomic, which is owned by Amer Group Plc; Fischer, which is owned by Fischer GmbH; K2, which is owned by K2 Inc., and a number of smaller ski manufacturers. Our Tyrolia bindings division competes primarily with Salomon, Marker and Atomic. With respect to Head ski boots, our main competitors are Salomon; Nordica, Technica and Dolomite, all of which are owned by the Technica-Lowa-Dolomite Group; and Lange and Rossignol, part of Rossignol S.A.

    o The principal competitors of the Head tennis racquet division are Wilson Sporting Goods Co., which is owned by Amer Group Plc, and Prince Sports Group Inc., which is owned by a partnership of the Prince Senior Management and the Lincolnshire Equity Fund II, L.P.

    o The principal competitors of Penn tennis balls are Wilson Sporting Goods Co., and Dunlop Slazenger International. In racquetball balls, our principal competitor is Ektelon which is owned by Prince Sports Group, Inc.

    o Competitors of the Mares and Dacor diving division include Scubapro, Uwatec (computers only), Aqualung Group which includes the U.S. Divers and Sea Quest brands, and Cressi.

    Some of our competitors, notably Salomon, which is part of adidas-Salomon AG, are larger and have greater financial and other resources than we do. For the most part, we compete on a product-by-product basis, and are retaining market share as against our larger competitors and acquiring market share from smaller companies as the sporting goods industry consolidates.

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

Patents and Trademarks

    Our major trademarks are registered in the United States, throughout the European Union and in several other countries, and we consider trademark protection to be very important to our business. Significant trademarks include Head, Tyrolia, Penn, Mares and Dacor. We believe that these trademarks are important in identifying our products and the trademarks are often incorporated prominently in product designs. Other trademarks include Sporasub, Munari, Cyber and San Marco. We do not own the trademark "Liquidmetal" but rather license the name pursuant to an agreement we have with Liquidmetal Technologies, Inc. This agreement has an initial term of four years commencing January 1, 2003, and the parties have agreed to make best efforts to extend the agreement thereafter for a similar duration under similar terms.

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

     However, we are not dependent on any one patent or set of patents. Some of our recently introduced products like Titanium, Intelligence and Liquidmetal tennis racquets, the Mares and Dacor HUB system and Tyrolia "Super Light" bindings have patents that have many years to run.

4.C. Organizational Structure

     We were formed as a public company with limited liability in 1998 and hold 100% of the issued and outstanding share capital of Head Holding, our intermediate holding company. Our primary operating subsidiary is HTM Sport-und Freizeitgerate AG, which in turn owns all of our worldwide operating and distribution subsidiaries and is the issuer of our senior notes.

    The following is a list of Head N.V.'s significant (direct and indirect) subsidiaries and their country of incorporation:

                                                                                            Proportion of
                       Significant Subsidiary                              Domicile      Issued Capital Held
  ----------------------------------------------------------------    -----------------  -------------------
  HTM Sport- und Freizeitgerate AG................................    Austria                     100%
  Head Holding Unternehmensbeteiligung GmbH.......................    Austria                     100%
  Head International GmbH.........................................    Austria                     100%
  Head Sport AG...................................................    Austria                     100%
  Head Tyrolia GmbH...............................................    Austria                     100%
  Head Technology GmbH............................................    Austria                     100%
  Tyrolia Technology GmbH.........................................    Austria                     100%
  Head/Tyrolia Sports Canada Inc..................................    Canada                      100%
  Head Sport s.r.o................................................    Czech Republic              100%
  OU HTM Sport Eesti..............................................    Estonia                     100%
  Head Tyrolia Sports S.A.........................................    France                      100%
  Head Germany GmbH (formerly HTM Deutschland GmbH)...............    Germany                     100%
  Head UK Ltd.....................................................    Great Britain               100%
  Penn Racquet Sports Co..........................................    Ireland                     100%
  HTM Sport S.p.A.................................................    Italy                       100%
  HTM Sports Japan KK.............................................    Japan                      99.6%
  HTM Head Tyrolia Mares Iberica S.L..............................    Spain                       100%
  Head Switzerland (formerly HTM Sports Corp.)....................    Switzerland                 100%
  HTM USA Holdings Inc............................................    USA                         100%
  Head USA Inc....................................................    USA                         100%
  Penn Racquet Sports Inc.........................................    USA                         100%


4.D.     Property, Plant and Equipment

    The following table sets forth information as of December 31, 2003 with respect to the manufacturing, production, warehousing and office facilities used by us in our business:

                                                                                                 Area (in
            Location                              Description                 Owned/ Leased   square meters)
-------------------------------    ----------------------------------------  -------------------------------
Kennelbach, Austria............    Ski and tennis manufacturing              Leased                13,139
                                   Administration, marketing, research       Leased                 4,186
                                   and development
Klaus, Austria.................    Warehousing                               Leased                 8,710
Schwechat, Austria.............    Binding manufacturing                     Leased                12,709
                                   Warehousing                               Leased                 5,510
                                   Administration, marketing, research       Leased                 1,472
                                   and development
Neusiedl, Austria..............    Binding assembly and warehousing          Leased                 2,973
Maser, Italy...................    Ski boot manufacturing, research and      Leased                 6,490
                                   development
Tallinn, Estonia...............    Former ski boot and diving products       Owned                 29,574
                                   manufacturing
Litovel, Czech Republic........    Ski boots and diving products             Owned                 11,700



                                   manufacturing
Budejovice, Czech Republic.....    Tennis racquets assembly and ski          Owned                  7,375
                                   manufacturing
Rapallo, Italy.................    Manufacturing                             Owned                  1,200
                                   Warehousing, administration, research     Owned                  4,800
                                   and development
Casarza, Italy.................    Warehousing                               Owned                  7,300
                                   Manufacturing and warehousing             Owned                  7,708
Phoenix, Arizona...............    Tennis and racquetball ball               Owned                 13,009
                                   administration, manufacturing,
                                   research and development
Mullingar, Ireland.............    Tennis ball manufacturing, warehouse      Owned                  3,094
                                   Administration                            Owned                    386
                                   Warehouse                                 Leased                 1,747

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

ITEM 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A.     Operating Results

Overview

     We generate revenues in our principal markets by selling goods directly to retail stores and to a lesser extent, by selling to distributors. We also receive licensing and royalty income. As many of our goods, especially Winter Sports goods, are shipped during a specific part of the year, we experience highly seasonal revenue streams. Following industry practice, we begin to receive orders from our customers in the Winter Sports division from March until June, during which time we book approximately three quarters of our orders for the year. We will typically begin shipment of skis, boots and bindings in July and August, with the peak shipping period occurring in October and November. At this time, we will begin to receive re-orders from customers, which constitute the remaining quarter of our yearly orders. Re-orders are typically shipped in December and January. Racquet Sports and Diving product revenues also experience seasonality, but to a lesser extent than Winter Sports revenues.

    After a slow beginning of the 2002/03 season due to a lack of snow in certain areas of Europe and Eastern North America and the difficult economic environment in the two important markets of Germany and Japan, the overall market for skis showed some recovery at the end of the 2002/03 season as well as during the beginning of the 2003/04 season. The worldwide market in tennis has shown a decline as a result of various factors, including customer reaction to a slowing economy and reduced interest in the sport. However, the introduction of the Head Liquidmetal racquets in August 2003 resulted in some reversal of this trend starting in the third quarter of 2003, primarily in the United States and Japan. The market for tennis balls is generally perceived to have declined. The overall market for diving equipment also generally is perceived to have declined primarily due to fewer people traveling worldwide to dive centers and resorts and making corresponding purchases of equipment. Industry observers expect the diving market to recover when customers feel that the threat of terrorism is sufficiently contained. We are successfully introducing diving products in new geographical areas such as Eastern Europe and Southeast Asia and focusing on reducing the number of offered products in order to have a simpler and more efficient line that continues to fulfill divers' needs.

    We operate in a multi-currency environment and are subject to currency translation risk and, to a lesser extent, currency transaction risk, principally between the euro and U.S. dollar. Currency translation risk arises because we measure and record the financial condition and results of operations of each of our subsidiaries in their functional currency and then translate these amounts into U.S. dollars, our reporting currency. Of our revenues 28% is generated in U.S. dollars whereas 59% of our consolidated revenues are generated in Euros. The functional currency of our European operations is the euro. Fluctuations in the value of the euro with respect to the U.S. dollar have had, and may continue to have, a significant impact on our financial condition and results of operations. We are subject to currency transaction risk whenever one of our subsidiaries enters into a transaction using a currency other than its functional currency. We reduce this risk, however, by seeking to match our revenues and costs, as well as assets and liabilities, in each currency.

Factors Affecting Revenues

    As a manufacturer and distributor of branded sporting goods, our revenues are affected by the overall economic trends of our principal geographic markets, mainly Europe, but also the United States and Japan, and related changes in consumer confidence. Weather can also affect our revenues. For example, a lack of snow in a particular area in a particular season will result in fewer purchases of skiing and snow boarding equipment, and poor weather at a diving location may reduce interest in the sport and related equipment purchases. We believe our global geographic penetration and diversification of sports products help to mitigate any localized adverse impacts from weather. Other factors that can affect our revenues are consumer preferences based on technical innovations, and general popularity of the sports for which we produce equipment. In addition, the rate of leisure travel can affect our revenues as purchases of our equipment are often tied to travel to ski and diving destinations.

    Most of our revenues are denominated in euro. As our historical consolidated financial statements are reported in U.S. dollars, they are affected by movements in the exchange rate of the U.S. dollar against the euro. Our revenues are also affected by fluctuations in the value of the currency in which the products are sold relative to the value of the currencies of the countries from which the products were shipped. For example, appreciation of the euro against the U.S. dollar may adversely affect the revenues or margins from our products manufactured on an euro-cost basis and sold in the United States as our products become less price competitive on a U.S. dollar basis or sell for lower prices on a euro basis, which reduces our margins.

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

    Approximately 70% of our annual capital expenditures are for maintenance of our facilities and equipment, including molds and tools. Some product lines change annually as new products are introduced, while others are in use for several years.

    In connection with ordinary share options granted to officers we have incurred a non-cash compensation expense of approximately $1.6 million and $0.7 million in the 2002 and 2003 fiscal years, respectively. As of December 31, 2003, deferred non-cash compensation relating to previously granted stock options amounted to approximately $1.7 million. This amount will be recognized as an expense over the remaining vesting terms of the options. Any further stock option grants will result in additional non-cash compensation expense being recognized.

    Our expenses, as reported in U.S., dollars are also affected by movements in the exchange rate of the U.S. dollars against the currencies of the countries in which we operate and sell our goods. Of our cost of goods sold and other operating expenses 35% is generated in U.S. dollars whereas 48% is generated in euros. Because a portion of our U.S. dollar revenues are generated from products manufactured on an euro-cost basis, the appreciation of the euro against the U.S. dollar has increased our expenses when translated into U.S. dollar and adversely affected our margins.


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

Allowance For Doubtful Accounts

         We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. We specifically analyze accounts receivables and evaluate historical bad debt, customer concentrations, customer creditworthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. These estimations are continually reviewed. In 2003, we recorded one significant additional provision due to a sudden decline in the customer's credit worthiness. Recoveries related to changes in reserves did not occur during 2003.

Impairment Of Long Lived Assets

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

         When events or changes in circumstances indicate that the carrying amount may not be recoverable, property, plant and equipment are reviewed for impairment. When such assets' carrying value is greater than the undiscounted cash flows estimated to be generated by those assets, an impairment loss is recognized equal to the difference between the fair value of the assets and their carrying value. Factors we consider important, which could trigger an impairment review, include the following:
o significant underperformance relative to historical or projected future results;
o significant changes in the manner of our use of the acquired assets or the strategy for the related business; and
o  significant negative industry or economic trends.

       The assessment of tangible and intangible long-lived assets for possible impairment requires certain judgements and estimates to be made by us, primarily related to our projected cash flows. Our projected cash flows reflect a number of assumptions including sales volume, prices, and terminal values of tangible long-lived assets, which are based on the expected life of products and forecasted life cycle. While we believe that our assumptions are appropriate, such estimates could differ materially from what will actually occur in the future.

         In 2003, the Company decided to shutdown its Penn tennis ball plant in Ireland at the end of March 2004 due to the high cost of production in an euro country versus a market of falling average prices compared to the Company's competitors producing in the Far East and transferring these operations to its existing, under-utilized plant in Phoenix, Arizona. Some plant equipment will be shipped to Phoenix. Future cash flows for the remaining three months of production in Ireland, sales proceeds of plant equipment and land and building less dismantling costs resulted in an amount lower than the book value of the plant and equipment as of December 31, 2003 and made an impairment of $2.6 to fair value million necessary. The actual cash flows could differ from the amounts included in our estimate.

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

       This review is based upon our projections of anticipated future cash flows. The most significant variables in determining cash flows are discount rates, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity's current business model and industry comparisons. While we believe that our assumptions are appropriate, such amounts estimated could differ materially from what will actually occur in the future.


Liabilities For Product Warranties

         We provide for the estimated cost of product warranties and product returns at the time revenue is recognized. Our warranty provision is established based on our best estimates of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. Our product return provisions are based on our historical experiences. While we believe that our warranty and product return provisions are adequate and that the judgment applied is appropriate, such amounts estimated to be due and payable could differ materially from what will actually transpire in the future. We update these estimated charges periodically. The actual product performance and/or field expense profiles may differ, and in those cases we adjust our warranty reserves accordingly. Future warranty expenses may exceed our estimates, which could lead to an increase in our cost of sales. Significant differences from our estimates did not occur in the past.

Inventory Obsolescence

         Our chosen markets are competitive and subject to fluctuations in demand and technological obsolescence. We periodically review our inventory for obsolescence and declines in market value below cost. Estimated obsolescence or unmarketable inventory led to write-downs of our inventory to the estimated market value based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favourable than those projected by us, additional inventory write-downs may be required. No significant write downs were recognized in 2003.

Realizability Of Tax Loss Carryforwards

         We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Changes in local income tax rates may also effect deferred tax assets.

         As of December 31, 2003, we had approximately $394.5 million (net of restricted portion due to the EC decision) of net operating tax loss carry forwards, primarily in Austria. Austria allows an unlimited carryover of net operating losses. Accordingly, we believe it is more likely than not that we will utilize $371.1 million of net operating loss carryforwards to lower cash taxes on future taxable income (see Note 18 to the consolidated financial statements). The realization of operating loss carry forwards is ultimately dependent upon our ability to generate future earnings in the respective jurisdictions. There can be no guarantee that we will generate future earnings.

Recent Accounting Pronouncements

       In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" which requires companies to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. SFAS 143 is effective for financial statements for fiscal years beginning after June 15, 2002. The adoption of SFAS 143 had no impact on the Company's financial position and results of consolidated operations.

       In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. This standard has been adopted from January 1, 2003 and applied for exit and disposal activities entered into in 2003.

       In January 2003, the Emerging Issues Task Force (EITF) issued EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables". EITF 00-21 addresses the issues of (1) how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting; and (2) how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF 00-21 does not change otherwise applicable revenue recognition criteria. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. EITF 00-21 had no impact on our financial position or results of operations.

       In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires a liability to be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements, such as certain indemnity provisions and guarantees of third party debt. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. Management has adopted FIN 45 and there was no impact on our financial position or results of operations.

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

       In December 2003, the FASB revised FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46) and codified certain FASB Staff Positions (FSPs) previously issued for FIN 46 in FASB Interpretation No. 46, Revised (FIN 46R). FIN 46 as originally issued and as revised by FIN46R, establishes consolidation criteria for entities for which control is not easily discernable under ARB 51. The adoption of FIN 46 and FIN 46R in 2003 did not have a material impact on our financial position or result of operations.

       In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS 149 amends SFAS No. 133 to provide clarification on the financial accounting and reporting of derivative instruments and hedging activities and requires that contracts with similar characteristics be accounted for on a comparable basis. The provisions of SFAS 149 are effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. Management has assessed the impact of the adoption of SFAS 149 and concluded that there was no material impact on our results of operations or financial position.

       In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards on the classification and measurement of certain financial instruments with characteristics of both liability and equity. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and to all other instruments that exist as of the beginning of the first interim period beginning after June 15, 2003. Management has assessed the impact and concluded that there was no impact on the adoption of SFAS No. 150.

       In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits". This Statement establishes standards on additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows, and net periodic costs of defined benefit pension plans and other defined postretirement plans separately for pension plans and other postretirement benefit plans. SFAS No. 132 (revised 2003) is effective for financial statements with fiscal years ending after December 15, 2003. The standard has been adopted.

Results of Operations

Year Ended December 31, 2002 Compared to Year Ended December 31, 2003

       The following table sets forth each line item of our consolidated statement of operations as a percentage of total revenues for the periods shown:

                                                                 For the Years Ended
                                                                     December 31,
                                                              2002                  2003            Change
                                                       ------------------    ------------------    --------
                                                           $         %           $         %           $
                                                       --------  --------    --------  --------    --------
                                                                 (in thousands, except percentages)
Total revenues .....................................    387,487    100.0%     431,208    100.0%      43,722
Cost of sales ......................................    233,402     60.2%     266,023     61.7%      32,621
                                                       --------    -----     --------    -----      -------
  Gross profit .....................................    154,084     39.8%     165,186     38.3%      11,101
                                                       ========    =====     ========    =====      =======
Selling and marketing expense ......................    102,619     26.5%     117,071     27.1%      14,452
      General and administrative expense (excluding
  non-cash compensation expense) ...................     32,081      8.3%      38,847      9.0%       6,767
Non-cash compensation expense ......................      1,632      0.4%         654      0.2%        (978)
Restructuring costs ................................       --        --         8,368      1.9%       8,368
                                                       --------    -----     --------    -----      -------
  Operating income .................................     17,753      4.6%         245      0.1%     (17,508)
                                                       ========    =====     ========    =====      =======
 Interest expense ..................................    (11,677)    (3.0%)    (13,999)    (3.2%)     (2,322)
 Interest income ...................................        940      0.2%       1,050      0.2%         110
 Foreign exchange loss .............................     (7,387)    (1.9%)     (1,103)    (0.3%)      6,284
 Other income (expense), net .......................        387      0.1%         (18)    (0.0%)       (405)
                                                       --------    -----     --------    -----      -------
  Income (loss) from operations before income taxes          15      0.0%     (13,825)    (3.2%)    (13,840)
                                                       ========    =====     ========    =====      =======
 Income tax expense ................................     (2,630)    (0.7%)       (832)    (0.2%)      1,798
                                                       --------    -----     --------    -----      -------
  Net Loss .........................................     (2,615)    (0.7%)    (14,657)    (3.4%)    (12,043)
                                                       ========    =====     ========    =====      =======


     Total Revenues. For the twelve months ended December 31, 2003, total revenues increased by $43.7 million, or 11.3%, due to higher sales volumes of winter sports products and a positive impact from the strengthening of the euro against the U.S. dollar, partially offset by lower sales volumes of racquet sports and diving products.

     The following table sets forth revenues for each of our product categories for each of the years ended December 31, 2002 and 2003:

                                              For the Years Ended December 31,
                                             ---------------------------------
                                               2002          2003     % Change
                                             --------      --------   --------
                                             (in thousands, except percentages)
Product Category
Winter Sports............................    $ 144,667     $ 188,768     30.5%
Racquet Sports...........................      168,822       166,417     (1.4)%
Diving...................................       65,600        66,322      1.1%
Licensing................................        8,398         9,701     15.5%
                                            ----------    ----------    ------
  Total revenues.........................   $  387,487    $  431,208     11.3%
                                            ==========    ==========    ======



     Winter Sports revenues increased by $44.1 million, or 30.5%, due to higher sales volumes across all product lines and the strengthening of the euro against the US dollar.

     Racquet Sports revenues decreased by $2.4 million, or 1.4%, mainly because of lower sales volumes and average selling prices of tennis racquets and balls. The tennis industry as a whole suffered a decline in 2002 and 2003, due to consumer reaction to a slowing economy. During the fourth quarter 2003 we saw some recovery in sales volumes relative to each of the previous three quarters.


     Diving product revenues increased by $0.7 million, or 1.1%, due to the strengthening of the euro against the U.S. dollar, partially offset by a decrease in sales volumes. We believe that the diving market is suffering from both consumer reaction to the perceived threat of terrorism and the general downturn in the economy, which has resulted in fewer people traveling worldwide to dive centers and resorts and making corresponding purchases of equipment.

     Licensing revenues increased by $1.3 million, or 15.5%, due to the strengthening of the euro against the U.S. dollar.

     Gross Profit. Gross profit increased by $11.1 million to $165.2 million in 2003 from $154.1 million in 2002. Gross margin decreased to 38.3% in 2003 from 39.8% in 2002 due to lower average prices, the inclusion of costs associated with various reorganization programs, and the strengthening of the euro against the U.S. dollar which adversely affected our euro-denominated cost. To lower our expenses, we initiated a cost reduction program in 2003 that, in part, involved migrating certain operations out of higher-cost countries. Please see "Item 4.B Business Overview - Our Strategy - Reduce Costs" for a description of our cost reduction program.

     In 2003, we have transferred all of our manufacturing operations in Tallinn, Estonia, which manufacture ski boots and certain diving products, to a recently purchased plant in Litovel, Czech Republic. We expect lower overhead costs for these manufacturing operations as they will share administrative and management resources with our existing infrastructure in Austria. We have also transferred some of our ski manufacturing from our plant in Kennelbach, Austria to our existing plant in Budejovice, Czech Republic where production costs are considerably lower. For these activities we recognized $1.6 million of additional costs primarily related to inventory disposals and additional preproduction costs which increased our cost of sales and $0.6 million restructuring costs (see below).

     Selling and Marketing Expense. Selling and marketing expense increased by $14.5 million, or 14.1%, due to exchange rate effects on these predominantly euro-denominated costs and an increase of the allowances for bad debts amounting to $1.9 million as a result of the illiquidity of an Italian customer.

     General and Administrative Expense. General and administrative expense increased by $6.8 million, or 21.1%, mainly due to exchange rate effects on these predominantly euro-denominated costs, as well as $1.4 million termination costs and other reorganization costs.

     Non-Cash Compensation Expense. Non-cash compensation expense is due to the grant of stock options under our stock option plans of 1998 and 2001, and the resulting amortization expense. We record stock-based compensation expense based on the grant-date fair values of the stock options, computed using the Black-Scholes option pricing model. Stock-based compensation expense is recognized over the vesting term of the options. No new option grants occurred in 2002 and 2003 due to the declining performance of our stocks and the Management and Supervisory Boards' focus on improving our cost structure.

     Restructuring. We announced a restructuring program in the United States, Ireland and Estonia which is expected to resulting $10.5 million, of which $8.4 million was incurred in 2003. Please see "Item 4.B Business Overview - Our Strategy - Reduce Costs" for a description of our cost reduction program. The most significant component of this program is aimed at increasing the utilization of our tennis ball production capabilities in the United Sates. Accordingly, we are in the process of closing our tennis ball production facility in Mullingar, Ireland and transferring these operations to the existing, under-utilized plant in Phoenix, Arizona. We recognized restructuring costs totaling $7.0 million relating to this program consisting of an impairment of $2.6 million and employee severance costs of $4.4 million. The continual decline in the tennis ball market has adversely affected our ability to efficiently operate two facilities. We expect our decision to consolidate our facilities to have a favorable impact on the cost to produce tennis balls. The full benefit of this plan is expected to begin as early as the second half of 2004.

     In order to increase utilization our U.S. warehouse facilities and to centralize U.S. headquarter functions, we recorded restructuring costs of $0.4 million consisting of termination benefits incurred for the movement of our U.S. winter sports organization to our U.S. headquarters, the shutdown of current warehouse facilities, the closing of the related office, and other costs associated with the restructuring program. Additionally, we shut down our U.S. warehouse for diving products. Upon discontinuing use of the facility we expensed $0.4 million for excess rent. In 2003 we have realized $2.1 million as a benefit from this program.

     Our production of ski boots and certain diving products in Estonia has been transferred to our new Litovel, Czech Republic facility. In 2003, we incurred $0.6 million related to excess rent and other exit costs.

     Operating Income. As a result of the foregoing factors, including the costs of the restructuring program as well as the strengthening of the euro against the U.S. dollar which adversely affected our euro-denominated costs, operating income for the twelve months ended December 31, 2003 decreased by $17.5 million, or 98.6%.

     Interest Expense. Interest expense increased by $2.3 million or 19.9% to $14.0 million in 2003 from $11.7 million in 2002. The increase was due to the strength of the euro against the U.S. dollar, in particular with respect to interest on our euro-denominated 10.75% senior notes. In January 2004, one of our subsidiaries sold (euro)135.0 million of 8.5% unsecured Senior Notes due 2014 and, with the proceeds, redeemed the outstanding 10.75% senior notes as well as certain short-term loans. As a result of this new Senior Notes issuance interest costs are expected to increase in 2004. The Company's interest expenses are mostly in euro.

     Interest Income. Interest income increased by $0.1 million, or 11.7%, due to higher cash on hand during this period.

     Foreign Exchange Loss. We recorded a foreign currency exchange loss of $1.1 million, compared to a loss of $7.4 million in 2002. This reduction was primarily due to the reclassification of non-euro denominated intercompany accounts receivable at one of our euro based subsidiaries to permanently-invested intercompany receivables. We made this decision in 2003 because of our focus to use cash flows to fund the subsidiary's operations and future growth.

     Other Income (Expense), net. Other income, net, decreased by $0.4 million to a net expense of $0.02 million in 2003 from a net income of $0.4 million in 2002.

     Income Tax Expense. In 2003, income tax expense decreased by $1.8 million to $0.8 million in 2003 from $2.6 million in 2002. The change in tax expense is mainly attributed to an increase of deferred tax assets, primarily in Germany and Austria due to current year losses under local tax law.

     Net Income (Loss). As a result of the foregoing factors, we had a net loss of $14.7 million in 2003, compared to a net loss of $2.6 million in 2002.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2002

     The following table sets forth each line item of our consolidated statement of operations as a percentage of total revenues for the periods shown:

                                                             For the Years Ended
                                                                 December 31,
                                                          2001                  2002             Change
                                                    -----------------     -----------------      -------
                                                       $         %           $         %            $
                                                    -------   -------     -------   -------      -------
                                                             (in thousands, except percentages)
Total revenues .................................    392,021    100.0%     387,487    100.0%      (4,534)
Cost of sales ..................................    233,971     60.4%     233,402     60.2%        (569)
                                                    -------    -----      -------    -----       ------
  Gross profit .................................    158,050     40.8%     154,084     39.8%      (3,966)
                                                    =======    =====      =======    =====       ======
Selling and marketing expense ..................    102,094     26.3%     102,619     26.5%         525
General and administrative expense (excluding
  non-cash compensation expense) ...............     33,972      8.8%      32,081      8.3%      (1,891)
Non-cash compensation expense ..................      2,025      0.5%       1,632      0.4%        (393)
Restructuring costs ............................        838       --           --       --           --
                                                    -------    -----      -------    -----       ------
  Earnings per share-diluted ...................     19,959      5.2%      17,753      4.6%      (2,206)
                                                    =======    =====      =======    =====       ======
Interest expense ...............................    (11,275)    (2.9%)    (11,677)    (3.0%)       (402)
Interest income ................................        892      0.2%         940      0.2%          48
Foreign exchange gain (loss) ...................      5,828      1.5%      (7,387)    (1.9%)    (13,215)
Other income (expense), net ....................          7      0.0%         387      0.1%         380
                                                    -------    -----      -------    -----       ------
  Income from operations before income taxes ...     15,411      4.0%          15      0.0%     (15,396)
                                                    =======    =====      =======    =====       ======
Income tax expense .............................     (4,032)    (1.0%)     (2,630)    (0.7%)      1,402
Share of loss from equity investment, net of tax     (1,117)    (0.3%)       --                   1,117
                                                    -------    -----      -------    -----       ------
  Net income (loss) ............................     10,262      2.6%      (2,615)    (0.7%)    (12,877)
                                                    =======    =====      =======    =====       ======


       Total Revenues. For the twelve months ended December 31, 2002, total revenues decreased by $4.5 million, or 1.2%. This was caused by significantly lower sales of racquet sports, due primarily to conversion of our footwear business into a licensing agreement, and lower sales of diving equipment, partially offset by the strengthening of the euro against the U.S. dollar.

       The following table sets forth revenues for each of our product categories for each of the years ended December 31, 2001 and 2002:

                                               For the Years Ended December 31,
                                             -----------------------------------
                                                 2001          2002     % Change
                                              ----------    ----------    ------
                                              (in thousands, except percentages)
Product Category
Winter Sports..............................   $  135,421    $  144,667     6.8%
Racquet Sports.............................      180,108       168,822    (6.3)
Diving.....................................       68,480        65,600    (4.2)
Licensing..................................        8,012         8,398     4.8
                                              ----------    ----------    ------
  Total revenues...........................   $  392,021    $  387,487    (1.2)%
                                              ==========    ==========    ======



       Winter Sports revenues increased by $9.2 million, or 6.8%. The main reason for the increase in sales was the strengthening of the euro against the US dollar and increased sales volumes of our snowboard equipment.

       Racquet Sports revenues decreased by $11.3 million, or 6.3%. This decrease in revenues was primarily due to conversion of our footwear business into a licensing agreement from the beginning of 2002, partially offset by the strengthening of the euro against the U.S. dollar. To a lesser extent, it also resulted from lower sales volumes and average selling prices, due to a decline in the number of recreational players, poor weather conditions in certain regions during the peak selling season and consumer reaction to a slowing economy, which caused the racquet industry as a whole to suffer a decline in 2001 and 2002.

       Diving product revenues decreased by $2.9 million, or 4.2%. We believe that the diving market has suffered from U.S. consumer reaction to the event of September 11, 2001 and the general downturn in the global economy, which has resulted in fewer people traveling worldwide to dive centers and resorts and making corresponding purchases of equipment. This decline in sales volumes was partially offset the strengthening of the euro against the U.S. dollar.

       Licensing revenues increased by $0.4 million, or 4.8%. This increase was due to additional revenues from the licensing of footwear products, offset in part by the sales by our UK subsidiary of sports bags, which previously were licensed. Both of these changes took place at beginning of 2002.

       Gross Profit. Gross profit decreased by $4.0 million to $154.1 million from $158.0 million in 2001. Gross margin decreased to 39.8% in 2002 from 40.3% in 2001. The decline in gross profit reflected lower volumes and lower average prices across our Racquet Sports and Diving products, and by unfavorable currency impacts on our Winter Sports revenues. The decline in gross margin reflected higher material and energy costs, lower average prices as well as unfavorable currency impacts.

       Selling and Marketing Expense. Selling and marketing expense increased by $0.5 million, or 0.5%. This decrease was due primarily to unexpectedly high success-based endorsement fees in 2001. This impact was partly offset by planned increased departmental selling expense in connection with our new distribution unit in the United Kingdom.

       General and Administrative Expense. General and administrative expense decreased by $2.7 million, or 7.8%, to $32.1 million in 2001 from $34.8 million in 2001. In 2001, amortization of goodwill and trademarks of $1.0 million was recorded. In accordance with SFAS 142, in 2002, goodwill and trademarks were no longer amortized. The further decrease was due to additional cost cutting measures, including head count reductions, which was offset by the strength of the euro against the U.S. dollar as our general and administrative expenses are mostly in euro.

       Non-Cash Compensation Expense. We also recorded $2.0 million and $1.6 million for the year ended December 31, 2001 and 2002, respectively, as non-cash compensation expense due to the grant of stock options under our stock option plans 1998 and 2001 and the resulting amortization expense.

       Restructuring. In 2001, we also recorded a charge of $0.8 million in connection with an employee termination.

       Operating Income. As a result of the foregoing factors, operating income decreased by $1.4 million, or 7.2%, to $17.8 million in 2002 from $ 19.1 million in 2001.

       Interest Expense. Interest expense increased by $0.4 million or 3.6%. The increase was due to the strength of the euro against the U.S. dollar. Our interest expenses are mostly in euro.

       Interest Income. Interest income remained broadly unchanged at $0.9 million for each of 2002 and 2001.

       Foreign Exchange Gain (Loss). We recorded a foreign currency exchange loss of $7.4 million in 2002, compared to a gain of $5.8 million in 2001. The loss was primarily associated with our U.S. dollar denominated receivables of our European subsidiaries as the euro strengthened against the U.S. dollar during the year. We operate in a multi-currency environment and are subject to the effects of fluctuation in exchange rates.

       Other Income (Expense), net. Other income, net increased by $0.4 million due to a gain on sales of various small assets.

       Income Tax Benefit (Expense). Income tax expense decreased by $1.4 million. The decrease in tax expense was mainly attributed to lower pretax income, offset by an increase of current income tax expense primarily in Austria and Italy.

       Share of loss from equity investment, net of tax. This represented our share of loss from an equity investment in a distribution company purchased at the end of 2000. Our share of loss from this equity investment was $1.1 million. On December 14, 2001, we withdrew our investment and since then we have had no further involvement.

       Net Income (Loss). As a result of the foregoing factors, we had a net loss of $2.6 million in 2002 compared to net income of $9.4.

million in 2001

5.B.   Liquidity and Capital Resources

       Our liquidity needs arise principally from working capital requirements, capital expenditures and asset acquisitions. Given the nature of winter sports, and to a lesser extent racquet sports, our operating cash flow and working capital needs are highly seasonal. See "Factors Affecting Revenues". Our need for cash is greater in the third and fourth quarters when cash generated from operating activities, together with draw downs from our bank lines, are invested in inventories and receivables. Historically, our primary sources of liquidity have been cash provided from operating activities, proceeds from the issuance of debt and equity securities and borrowings under various credit facilities.

       Net cash provided by from operating activities decreased from $23.3 million in 2002 to $17.3 million in 2003. This decrease is a result of lower net income and a higher level of accounts receivable partially offset by a greater reduction of inventories. The cash flows from operating activities were primarily used to purchase property, plant and equipment of $16.9 million and to repurchase treasury stock of $1.2 million.

       As of December 31, 2003, we had $41.3 million in unrestricted cash and cash equivalents and aggregate undrawn credit facilities of $8.7 million under operating credit lines, Austrian bank loans, and other lines of credit. In addition, $15.0 million was available under the U.S. loan agreement.

       In 2002, net cash provided by operating activities decreased to $23.3 million from $35.9 million in 2001. This decrease was primarily the result of a net loss of $2.6 million in 2002 compared to a net income of $9.4 million in 2001 and a lower level of accounts payable, partially offset by a lower level of receivables. The cash flows from operating activities and proceeds from sale of property were used to pay a dividend of $5.2 million to our shareholders and to purchase property, plant and equipment of $20.7 million.

       For the year ended December 31, 2003, net cash used for financing activities was $2.0 million, resulting from a repayment of long-term debt of $1.2 million, a repurchase of treasury stock of $1.2 million and an increase in restricted cash of $2.7 million partially offset by a change in short-term borrowings, net of $1.4 million and proceeds from long-term debt of $1.6 million.

       Net cash provided by financing activities for the year ended December 31, 2002 of $2,000 resulted from an increase in long-term debt of $16.6 million, which included proceeds of $11.0 million from a sale leaseback of our property in Schwechat, Austria and Neusiedl/Zaya, Austria and proceeds of $4.8 million from a mortgage on our Penn Phoenix property. Cash was used to pay a dividend of $5.2 million to our shareholders, repay long-term debt of $4.3 million (including $3.5 million of the existing 10.75% Senior Notes due 2006), to purchase treasury stock of $3.0 million and repay $2.9 million of short-term borrowings.

       As described above, we operate in a multi-currency environment and are subject to currency translation risk and, to a lesser extent, currency transaction risk. We incur transaction risk whenever one of our subsidiaries enters into a transaction using a currency other than its functional currency. In order to reduce this risk, we seek to match our revenues and costs in each currency. We also hedge part of our firm commitments for sales to Japan, Switzerland and Canada through forward contracts and options with Austrian banks. As of December 31, 2003, we had eight forward contracts on Japanese yen totaling $9.4 million, four Canadian dollar option contracts totaling $2.6 million, and one Japanese yen option contract totaling $1.9 million. We recorded a foreign exchange gain of $5.8 million in 2001 and foreign exchange losses of $7.4 and $1.1 million in 2002 and 2003, respectively. See "Quantitative and Qualitative Disclosures About Market Risk".

       We finance our operations through short- and long-term borrowings under agreements available to us and our subsidiaries as well as other debt. We intend and have the ability to repay approximately $31.8 million of our short-term loans from the proceeds of our newly issued 8.5% Senior Notes. Therefore, this amount has been reclassified to long-term debts in the balance sheet as of December 31, 2003. The following discussion does not give any effect to this reclassification.

      Total debt as of December 31, 2003, was $184.8 million, consisting of short-term borrowings of $69.3 million, other long-term debt of $32.6 million and 10.75% Senior Notes of $82.9 million.

     Based upon current operations and our historical results, we believe that our cash flow from operations will be adequate to meet our anticipated requirements for working capital, capital expenditures and scheduled interest payments. In January 2004, we sold (euro)135 million of 8.5% senior notes. With the proceeds of this sale, we redeemed all of our outstanding 10.75% senior notes, paid back certain other debts and retained the remaining funds for working capital and general corporate purposes. As a result of the repayment of certain debt, our available credit facilities will be reduced. Additional financing may be required to fund unanticipated capital and working capital expenditures. Although we believe that we will have enough money available to fund our planned working capital and capital expenditures for the next several years, we cannot assure you that we will not require additional financing for our operations.

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

Loan Agreements

     The following discussion does not give any effect to the repayment of our short-term loans from the proceeds of our 8.5% Senior Notes issued in January 2004.

       Sale-Leaseback. We entered into an agreement on June 28, 2002, whereby we sold land and building to an unrelated bank and leased it back over a 15 year term. The proceeds of this sale were (euro)10.6 million. We have the obligation to purchase the property back after 15 years for (euro)8.2 million. We may also repurchase the property at our option from the first until the tenth year of the arrangement for the present value of the future lease payments and the remaining residual value. We are also required to pay the bank a monthly deposit of
(euro)0.01 million, which will be repaid to us, plus interest of 6.7%, at the time of repurchase. Because of our continuing involvement, this transaction has been accounted for as a financing such that we have recorded (euro)10.6 million of cash and long-term borrowings. As of December 31, 2003, we had outstanding debt under the sale-leaseback agreement of $13.2 million.

       Operating Credit Lines. As of December 31, 2003, we had outstanding debt of $2.3 million with various Austrian banks and undrawn credit facilities of $7.9 million. The weighted average interest rate on outstanding loans was 3.6% at December 31, 2003.

       Oesterreichische Kontrollbank Aktiengesellschaft. As of December 31, 2003, we had outstanding borrowings under this line of credit of $18.9 million with Austrian banks in the context of Austrian export promotion programs administered by Oesterreichische Kontrollbank Aktiengesellschaft. The weighted average interest rate on this indebtedness was 2.15% at December 31, 2003. These loans had been made in form of credits for specific exports. The amounts owed are secured by bills of exchange and by all Austrian trade receivables. No more credit facilities are available under these terms of commitment.

       Senior Notes

       In July 1999, our subsidiary Head Holding issued (euro)100.0 million of 10.75% senior notes due 2006. Proceeds from the offering of these senior notes were used to repay existing debt and for general corporate purposes. In October 2000, we repurchased (euro)30.9 million (approximately $32.4 million) of these senior notes in a series of transactions using part of the proceeds of our initial public offering. In July 2002, we repurchased another (euro)3.6 million (approximately $3.5 million) of our senior notes. As of December 31, 2003,
(euro)65.7 million ($82.9 million) aggregate principal amount of these senior notes was outstanding.

       In January 2004, one of our subsidiaries sold (euro)135.0 million (approximately $167.2 million) of 8.5% senior notes due 2014, guaranteed by Head N.V. and certain of its subsidiaries. We have applied to list the notes on the Luxembourg Stock Exchange. With the proceeds from the sale, all of our outstanding 10.75% senior notes due 2006 were redeemed. The total redemption payment was (euro)70.1 (approximately $86.8 million) million of which (euro)3.5 million represented the redemption premium and (euro)0.9 million interest.

       U.S. Loan Agreement

       In April 2000, our subsidiaries, Head USA, Inc., Mares America Corporation, Penn Racquet Sports, Inc. and Dacor Corporation, entered into a $20 million, three-year, renewable term Loan and Security Agreement with Fleet Capital Corporation and other financial institutions providing for a revolving loan facility and a letter of credit facility. The agreement was secured by substantially all accounts receivable and inventory of Head USA, Inc., Mares America Corporation, Penn Racquet Sports, Inc. and Dacor Corporation and the Penn trademarks and patents (collectively the "collateral"). Subsequently the loan amount was reduced to $15.0 million. At December 31, 2003, $0.2 million was restricted under this agreement. No funds were used under this line of credit as of December 31, 2003.

       Mortgage Agreement

       One of our subsidiaries entered into a mortgage agreement secured by the Penn property in Phoenix with an unrelated financial institution of $4.8 million over a 15 year term at an interest rate of 7.33%. At December 31, 2003, the amount owed under this agreement was $4.5 million.

       Other Long-Term Debt

       As of December 31, 2003, we had an aggregate amount of approximately $0.4 million long-term debt owed to several Austrian government agencies. This debt is denominated in euro and had a weighted average interest rate on outstanding borrowings of approximately 4.3% at December 31, 2003. This long-term debt is payable over several years, with the final payments scheduled in.

2005

       As of December 31, 2003, we had outstanding amounts of other long-term debt of $14.5 million with several Italian banks and one bank in each of the Czech Republic and Estonia, of which $7.0 million was secured. The weighted average interest rate on borrowings outstanding under the loans was 2.8% at December 31, 2003. These loans terminate between January 2005 and 2009.

       Italian Bank Loans

       As of December 31, 2003, HTM Sport S.p.A., our Italian subsidiary, had drawn an aggregate amount of approximately $19.2 million with various Italian banks. The weighted average interest rates on these credit lines was 4.3% at December 31, 2003.

       Japanese Bank Loans

       As of December 31, 2003, HTM Sports Japan KK, one of our Japanese subsidiaries, had short-term credit lines with Sumitomo Bank of approximately $18.5 million that are renewed annually. We guarantee the payments to Sumitomo Bank in the amount of the outstanding debt. The weighted average interest rate on these loans was 3.0% at December 31, 2003.

       Other Lines of Credit

       As of December 31, 2003, we had outstanding amounts of approximately $10.3 million under other operating lines of credit in France and Canada. The weighted average interest rate on these loans was 3.4% at December 31, 2003.

       Capital Expenditures; Research and Development

       We expect to spend approximately $55 million on investment in property, plant and equipment and $36 million on research and development in the 2004 to 2006 period, primarily for the design and manufacturing of products that are scheduled to be introduced and existing products which we expect to continue selling during the period.

5.C.   Research and Development, Patents and Licenses

       We believe that we are an industry leader in the development of innovative and technologically advanced sports equipment. Our research and development groups identify consumer needs and shifts in consumer preferences in order to develop new product ideas and concepts. In addition, we encourage cross-fertilization of ideas among divisions, which has led to further product innovations. In 2003, 2002 and 2001, we spent approximately $13.6 million, $11.0 million and $9.5 million, respectively, on engineering, research and development and $0.7 million, $1.0 million and $0.6 million, respectively, for patents and licenses. To ensure quality and precision, the majority of our products are designed on our own computer-aided design and manufacturing (CAD/CAM) systems.

5.D.   Trend Information

       We operate in mature markets that in 2002/2003 had shown a market decline. The industry trend has been toward consolidation, which has benefited us because we are a leading company in our core sectors.

       The slowdown in the U.S. economy in 2002 and 2003 has had an effect on consumer spending worldwide. In light of the current political and economic situation, we expect sales in 2004 to be in line or slightly below those achieved in 2003. Having said this, our products are targeted towards sports enthusiasts who, based on available market data, tend to have comparatively high disposable income. We believe that the purchase of new sports equipment among this group tends to be influenced more by product innovation than by economic conditions.

       Revenues Growth and Currency Fluctuations

       While we report our results in U.S. dollars, close to 59% of our revenues are in euros and the majority of our manufacturing is on a euro cost basis. As a consequence, currency fluctuations have an effect upon our reported results. Within a given period, the appreciation of the euro against the dollar will be reflected in higher revenues and costs on a translation basis, and conversely, when it depreciates, we would expect to show lower revenues and costs. Given the current order flow, we expect revenue in 2004 to be in line or slightly below those achieved in 2003.

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

       Product Outlook

         In Winter Sports, we see a significant trend in Europe towards integrated, better coordinated ski-binding-boot systems, high performance, higher priced equipment, based on an increase in average selling prices. In 2003, re-orders were comparable to previous years. For 2004, we will be concentrating on improving product mix, especially on extending our high end product line, as we expect the consumer preference for high performance sports products to continue. We will extend our integrated line of ski products and concentrate on improving the ski product mix. For those products for which there is high demand, such as our best-selling SL 100 bindings, we will focus on increased profitability. We continually introduce new technical features for improved performance, safety and comfort such as new Free Flex systems, the unique safety "ABS" anti-friction toeplates, new and lighter designs of our unique Diagonal safety feature, new integrative solutions with new totally integrated tool free systems (Railflex System), innovative light-weight constructions, as well as changes in styling and appearance in each two- to three-year product cycle.

       In snowboards, where we have recently introduced the Intelligence technology, we are still outsourcing our products with focus on cost efficiency and high quality in manufacturing.

       In ski boots, where we have renewed our high end range during 2004, we will maintain our cost efficiency in means of production and concentrate on improving our product mix.

       In Racquet Sports, we have experienced a decline in the overall market which we partially compensated with the launch of the Liquidmetal series. A deterioration of the product mix in tennis racquets in the overall market as well as heavy competition for tennis ball sales unfavorably impacted our revenues in racquets and balls respectively, offset by a favorable currency impact from the US dollar. In the fourth quarter 2003, we saw some signs of recovery in the market, particularly, in racquets, and we expect this to continue in the foreseeable future.

       In Diving, we are successfully introducing our products in new geographical areas such as Eastern European countries and Southern Asia. During the last season attention was given to reducing the number of offered products in order to have a simpler and more efficient line still able to fulfill all divers' needs.

5.E.   Off-Balance Sheet Arrangements

       We have no off-balance sheet entities or off-balance sheet arrangements that are reasonably likely to have a material impact on our financial position and results of consolidated operations.

5.F.   Disclosures of Contractual Obligations

       Obligations to make future payments under contracts for the periods indicated are as follows as of December 31, 2003 (in thousands).

                                Less than 1
Contractual Obligations             year     1 - 3 years   4 - 5 years   After 5 years     Total
--------------------------------------------------------------------------------------------------
Sale-Leaseback                  $   138          305           349           12,438      $  13,230
Mortgage                            197          440           506            3,395          4,538
10.75% Senior Notes due 2006         --       82,925            --               --         82,925
Other Long-Term Debt              3,058        5,122         4,571            2,124         14,875
Operating Leases                  4,700        7,360         5,480              596         18,136


       In connection with our benefit plans we are required to meet certain funding requirements, which could require us to make certain cash payments in the future.

       In January 2004, one of our subsidiaries sold (euro)135.0 million of 8.5% unsecured senior notes due 2014. With the proceeds from the sale, all of our outstanding 10.75% senior notes due 2006 were redeemed.


ITEM 6:  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.  Directors and Senior Management

Management Board and Executive Officers

    Our amended articles of association provide for a Management Board that is charged with our management under the general supervision of the Supervisory Board. Our Management Board currently has four members, whose names and biographies are set forth below along with those of our executive officers. See "Summary of Material Provisions of our Articles of Association and Other Matters
- Management Board".

    The following table sets forth information with respect to our Management Board and other key executive officers in and managers to our consolidated group.

                  Name              Age                        Title
                  ----              ---                        -----
        Johan Eliasch..........     42   Chairman of the Management Board, and Chief Executive
                                         Officer
        Ralf Bernhart..........     52   Member of the Management Board and Chief Financial
                                         Officer
        George F. Nicolai......     51   Member of the Management Board
        Robert van de Voort....     48   Member of the Management Board
        Klaus Hotter...........     48   Executive Vice President, Ski Division (Managing
                                         Director of Head Sport AG)
        Georg Kroll............     55   Executive Vice President, Licensing Division (Managing
                                         Director of Head Sport AG)
        Robert Marte...........     50   Executive Vice President, Racquet Sports
                                         Division (Managing Director of Head Sport AG)
        Stefano di Martino.....     38   Managing Director, Diving Division (Managing Director
                                         of HTM Sport S.p.A.)
        Edgar Pollmann.........     59   Executive Vice President, Operations (Managing
                                         Director of HTM Sport- und Freizeitgerate AG)
        Jacques Altimani.......     57   Vice President, European Distribution (Managing
                                         Director of Head International GmbH)
        David Haggerty.........     46   President, Penn Racquet Sports Inc.
        Kevin Kempin...........     45   Vice President, Sales/Marketing Racquet Sports U.S. and
                                         Penn Worldwide
        Gerald Skrobanek.......     38   Vice President, Operations Division (Managing Director
                                         of Head Sport AG)
        Clare Vincent..........     35   Head of Corporate Finance


    Mr. Johan Eliasch has served as Chairman of the Management Board of Head N.V. and Group Chief Executive Officer since September 1995 and has been, along with family members, the ultimate beneficial owner of Head N.V.'s controlling shareholder, Head Sports Holdings N.V. or predecessors, since January 1996. He has been Managing Director of Head Holding Unternehmensbeteiligung GmbH since September 10, 1998 and a member of the Supervisory Board of HTM since 2000. Since 1991, he has been Chairman of Equity Partners Limited. Mr. Eliasch also serves as a Special Advisor to the Shadow Foreign Secretary and is deputy chairman of the Conservative Foundation. Mr. Eliasch is a member of the advisory board of the International Peace Foundation, the sports advisory board of the Shimon Peres Peace Foundation, the advisory board of BrazilInvest and the board of the Special Olympics Committee.

    Mr. Ralf Bernhart has served as the Chief Financial Officer of the Head group of companies since March 1996. He was a member of the HTM Supervisory Board in 1995 prior to becoming a member of the HTM Management Board in 1996. He has been a Managing Director of Head Holding Unternehmensbeteiligung GmbH since July 19, 1999 and in October 2000, he became a member of the Management Board of Head N.V. Prior to joining Head N.V., from 1990 to 1995, Mr. Bernhart was a member of the Executive Board of Hafslund Nycomed Pharma AG, Austria, a leading pharmaceutical company.

    Mr. George F. Nicolai, born in 1953, has been a member of the management team of MeesPierson Trust B.V. from 1989 until 2003, and will continue as a non-executive director of the latter. After finishing his law degree at the University of Utrecht, he joined Pierson Heldring & Pierson (now Fortis Bank) serving in a variety of executive positions, both in the Netherlands and abroad. He currently also serves as a member of the board of several Dutch subsidiaries of international companies such as Valentino, Rothschilds, Volvo, National Grid and Pirelli and as chairman of several foundations.

    Mr. Robert van de Voort is a lawyer and is the co-founder and managing director of the TMF Group of companies. This group is active in a wide range of financial services including corporate and structured finance. Mr. van de Voort has a number of other board directorships and is a member of the supervisory board of Bank of America.

    Mr. Klaus Hotter has served as Vice President of Head Sport AG since 1986 and managed our Winter Sports Division. In November 2002, he was appointed Managing Director of Head Sport AG and assumed full responsibility for the Winter Sports Division. He managed European distribution at Blizzard from 1981 to 1986.

    Mr. Georg Kroll has served as Vice President of Head Sport AG since 1990 and was appointed Managing Director of Head Sport AG in November 2002. In 1996, he became the Division Manager for Licensing. From 1990 to 1995, he was the Division Manager for the Footwear Division of HTM. Prior to joining Head in 1981 where he managed distribution for Head in Germany, Austria and International Trade, he served as General Manager for Kneissl of America.

    Mr. Robert Marte has served as Vice President of Head Sport AG since 1987. He manages our Racquet Sports Division and was appointed Managing Director of Head Sport AG in November 2002. He began with HTM in 1980 as a product manager.

    Mr. Stefano di Martino, has served as Managing Director of the Diving Division of HTM Sport S.p.A since January 2, 2004. After having had a successful experience as professional runner, Mr. Martino joined Nike Italy in 1989 and spent his professional experience in Nike in various management positions including Director of Footwear Sales for Nike Europe. Prior to joining HTM Sport S.p.A. he was European Footwear Sales Director and Energy/Trend General Manager for Nike Europe, Middle East, Africa.

    Mr. Edgar Pollmann has served as General Manager of the Tyrolia bindings division of HTM since 1996. In November 2002, he was appointed Managing Director of Global Operations. From 1995 to 1996, he was an industrial consultant for HTM responsible for the restructuring and turn-around program of the Tyrolia binding division of HTM. Prior to joining HTM, he served as Managing Director of Steyr Auto GesmbH (the national importer and distributor of Fiat, Lancia and Alfa Romeo automobiles) from 1981 to 1993 and as industrial consultant for various companies from 1994 to 1995.

    Mr. Jacques Altimani joined our group in 1975 and was responsible for building up our French subsidiary, now Head Tyrolia Sports S.A. In addition to acting as Managing Director of our French subsidiary, he took over the responsibility for our European Distribution and was appointed Managing Director of Head International GmbH in 2002. Prior to joining us, Mr. Altimani worked as area manager for the North American market for Hart skis, Ramy skis, bindings and ski poles.

    Mr. David Haggerty was named President of Head/Penn Racquet Sports in January 2001. In November 2002, he was appointed as Chief Executive Officer of Head N.V.'s business in the USA. From January 1999 until taking this position, he was chief operating officer of Head USA, and Vice President/ General Manager of Head USA Racquet Sports from August 1998 until January 1999. Mr. Haggerty was President of Dunlop Sports from August 1996 to August 1998 and President of Dunlop Slazenger Racquet Sports from October 1994 to August 1996. From 1980 to 1993, he held various management positions with Prince Sports Products, Inc.

    Mr. Kevin Kempin joined the Head Group in 1993 as Vice President of Key Accounts in our U.S. Racquet Sport business. Before joining Head, Mr. Kempin was Director of Tennis at the University of Utah in 1983-84, and thereafter served for six years as a key sales manager and then vice president at Prince Sports. Mr. Kempin is currently Vice President of Sales and Marketing for our U.S. Racquet Sports business and for Penn Worldwide.

    Mr. Gerald Skrobanek joined Head Sport AG in September 2000. After having managed IT and Global Supply Chain Management for more than two years, Mr. Skrobanek took over the responsibility for Head Sport AG's global operations. Prior to joining Head, Mr. Skrobanek served as Chief Information Officer for Vianova Resins, an international chemical company and Wienerberger, a leading building material producer.

    Mrs. Clare Vincent joined the Head Group in 1999, became Head of Corporate Finance in 2002 and has been a member of the Executive Committee since 2003. Her role includes investor relations and corporate development. Prior to joining us, Mrs. Vincent was in Corporate Development at Rexam PLC. Clare is a chartered accountant and trained at PricewaterhouseCoopers.

    In November 2002, an Executive Committee was established. This Committee includes Johan Eliasch, Ralf Bernhart, Klaus Hotter, Robert Marte, Edgar Pollmann, Stefano di Martino, Georg Kroll, Gerald Skrobanek and Clare Vincent. It is the highest consultative body and it was formed to ensure that business issues and practices are shared across Head N.V. and to define and implement common policies.

Supervisory Board

    The Supervisory Board is responsible for overseeing Head N.V.'s Management Board and the general course of affairs of Head N.V.'s business. Head N.V.'s Supervisory Board currently has four members, whose names and biographies are set forth below.

    The following table sets forth information with respect to Head N.V.'s Supervisory Board.

        Name                      Age                          Title
--------------------              ---                          -----
Karel Vuursteen                   62          Chairman of the Supervisory Board
William S. Cohen                  63          Member of the Supervisory Board
Jurgen Hintz                      61          Member of the Supervisory Board
Viktor Klima                      56          Member of the Supervisory Board

    Mr. Karel Vuursteen was the Chairman of the Executive Board of Heineken N.V. from 1993 until his resignation in 2002. Mr. Vuursteen joined Heineken N.V. in 1991. Prior to this, he worked for Philips for 23 years, serving in a variety of executive positions. Mr. Vuursteen is Chairman of the Supervisory Board of Royal Ahold N.V. and of Randstad N.V. He also serves on the Supervisory Boards of Gucci N.V., Electrolux AB, Sweden, ING N.V., Akzo Nobel N.V. and Heineken Holding N.V. He is Chairman of the World Wildlife Fund in the Netherlands and of the Stichting Het Concertgebouw Fonds, Netherlands.

    Mr. William S. Cohen has been a Member of the Supervisory Board of Head N.V. since May 2001. He is currently the Chairman and CEO of The Cohen Group, an international strategic business consulting firm based in Washington, DC. He is also a co-director at Empower America, a prominent public policy advocacy group and chairman of the William S. Cohen Center for International Policy and Commerce at the University of Maine. Secretary Cohen has other directorships with NASDAQ and IDT and serves on the advisory boards of large multinational firms including Intel, Barrick Gold International and BrazilInvest. He is a former U.S. Secretary of Defense and has served in both the U.S. Senate and House of Representatives.

    Mr. Jurgen Hintz has been a Member of the Supervisory Board of Head N.V. since May 2003. He is the Group Chief Executive Officer of Novar plc, an international group with core activities in Intelligent Building Systems, Aluminum Extrusion Solutions, and Security Printing Services with an annual turnover of (pound)1.5 billion. Prior to this he was President and Chief Executive of Carnaud/Metalbox until October 1995, Executive Vice-President and member of the main Board of Procter & Gamble Company and non-Executive Director of Inchcape plc and Apple Computers Inc.

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

6.B.  Compensation

    The table below shows the compensation of the directors for the year ended December 31, 2003 (in thousands):

                                                                    Accrued for
                                                       Paid           future
                                                                     payments
                                                   -----------------------------

Directors' Board
   Johan Eliasch .............................        $  644           $ --
   Ralf Bernhart .............................           541               39
   George Nicolai ............................            11             --
   Robert van de Voort .......................            11             --
                                                      ------           ------
                                                      $1,207           $   39
                                                      ======           ======

Supervisory Board
   Karel Vursteen ............................        $   10           $ --
   Viktor Klima ..............................            10             --
   William S. Cohen ..........................            10             --
   Jurgen Hintz ..............................            10             --
                                                      ------           ------
                                                      $   40           $ --
                                                      ======           ======


    For the year ended December 31, 2003, the aggregate compensation paid by us to our executive officers, excluding the members of the Directors' Board, was $3.8 million. The expense for accrued compensation was $0.3 million. Under the Head Tyrolia Mares Group Executive Stock Option Plan 1998 described below under "Stock Option Plans," we have issued options to purchase an aggregate of 1,699,392 depositary receipts representing ordinary shares to some of our executive officers and Supervisory Board members. Stock-based compensation amounted to $0.3 million for the year ended December 31, 2003. Options vest over a period of four years and are subject to the Company meeting specified earnings performance targets during this period. These options were exercisable beginning on January 1, 2002, but the shares were subject to a lock-up until October 3, 2002. Each option may be exercised for a nominal price.

    Under the Head N.V. Executive Stock Option Plan 2001 described below under "Stock Option Plans", we have issued options to purchase an aggregate of 3,275,486 depositary receipts representing ordinary shares to some of our executive officers and Supervisory Board members. For the year ended December 31, 2003, stock-based compensation amounted to $0.2 million. The exercise price for all stock options granted under the 2001 Plan was fixed at inception of the Plan. The vesting period varies from 0 to 6 years.

The table below shows the details of both Executive Option Plans for current and former Directors' and Supervisory Board members:

                                         Number of                                                Number of
                             Exercise  non-exercised                                            non-exercised
                             price at    shares at                    Number of                 shares at the
                                the     beginning of     Number of    exercised                  end of the
                             issuance     the year    written shares    shares   Exercise price      year
                             --------     --------    --------------    ------   --------------  ------------

Option Plan 1998
   Ralf Bernhart ..........     --         175,714           --           --            --          175,714
   Christoph Henkel .......     --           3,636           --           --            --            3,636
   Rene Jaggi .............     --           3,636           --           --            --            3,636

Option Plan 2001
   Johan Eliasch ..........     4.31     1,426,470           --           --            --        1,426,470
   Karel Vursteen .........     4.31        40,002         15,000         --            --           55,002
   Christoph Henkel .......     4.31        40,002         15,000         --            --           55,002
   Viktor Klima ...........     4.31        40,002         15,000         --            --           55,002
   William S. Cohen .......     4.31        40,002         15,000         --            --           55,002
   Rene Jaggi .............     4.31        40,002           --           --            --           40,002
   Jurgen Hintz ...........     4.31          --           25,002         --            --           25,002


The total amount accrued by the Company and its subsidiaries to provide pension, retirement or similar benefits was $1.6 million for the year ended December 31, 2003.

6.C. Board Practices

     Prior to the adoption of the US Sarbanes-Oxley Act of 2002, we maintained formal and informal procedures that were designed to ensure that we complied with our various disclosure obligations. In response to the Sarbanes-Oxley Act, we continued to use such procedures but also evaluated and, where necessary, formalized them in order to ensure that we are in compliance with the current and proposed US SEC and NYSE regulations, Dutch Law and the rules set out by the Vienna Stock Exchange and to facilitate improvement of the internal control framework. Such procedures were and are intended to assist the Board of Management by ensuring that the disclosure in all filed reports is accurate, complete, timely, understandable and that it fairly presents the condition of the group.


     As a Dutch company listed on both the Vienna Stock exchange and the NYSE, we must consider different corporate governance systems. On December 9, 2003 a corporate governance code ("Dutch CGC") was presented which will become effective to Dutch listed companies as per the financial year beginning on or after January 1, 2004. The Dutch CGC specifically states that a company may choose to not comply with certain of its provisions if the deviation is explained to and approved by the general meeting of shareholders. In Austria a voluntary self-regulatory Code of Corporate Governance was drafted in October 2002, which shall provide corporations with a framework for the management and control of enterprises. This Code of Corporate Governance recommends Austrian stock listed companies to voluntarily adhere to such Code or parts of it. We are listed on the Vienna Stock Exchange, but as a Dutch company we are not subject to such Code's recommendations. Since we are not listed in the Netherlands and have much stronger connections to the US, it seems appropriate to focus on specifically the NYSE and SEC rules on corporate governance. Therefore, we believe that it would be appropriate to ask the shareholders at our next annual general meeting to approve that we will apply the NYSE and SEC rules of corporate governance and not specifically the rules of the Dutch CGC. We believe that by complying with the NYSE and SEC rules, and our current internal Code of Conduct setting out general standards for ethical behaviour, we should also meet many of the requirements of the Austrian Code of Corporate Governance.


     None of our directors have service contracts that provide for benefits upon termination of employment.

6.D. Employees

     The table below shows the number of employees by geographic location at the years ended December 31, 2001, 2002 and 2003:

                                             For the Years ended December 31,
                                           ------------------------------------
                                            2001           2002           2003
                                           ------         ------         ------

Austria ...........................          919            871            861
Italy .............................          454            444            357
Other (Europe) ....................        1,007            921            681
North America .....................          454            411            357
Other .............................           42             44             45
                                           -----          -----          -----
Total .............................        2,876          2,691          2,301
                                           =====          =====          =====


6.E. Share Ownership

     Head Sports Holdings N.V., a Netherlands Antilles corporation, is controlled by Johan Eliasch and his family members. Head Sports Holdings N.V. held 18,987,344, or 47.7%, of Head N.V.'s issued shares as of March 31, 2004. Mr. Eliasch also owned 45,900 of Head N.V.'s shares directly as of this date and is eligible to receive all options issued under the 1998 Plan that do not vest to current participants in the 1998 Plan. None of the remaining officers and directors own or hold options under which the underlying shares amount to one percent or more of the Company's share capital.

     The exercise price for all stock options granted under the 1998 Plan was fixed at inception of the Plan and increases at the rate of 10% per annum until the options are exercised. As of December 31, 2003, the exercise price was $0.32. Options generally are vested over a period of 4 years and are subject to the Company meeting certain earnings performance targets during this period. Options vested under the 1998 Plan were not exercisable prior to the end of the two year lock-up period following the initial public offering completed on October 3, 2000. Options have a maximum term of 10 years. The weighted average remaining contractual life of the outstanding stock option is 5.6 years, and options representing 664,412 shares have been exercised. As of December 31, 2003, options representing 770,528 shares are vested and exercisable.

     The exercise price for all stock options granted under the 2001 Plan was fixed at inception of the Plan at $4.31. The vesting period varies from 0 to 6 years. Johan Eliasch, our Chairman and Chief Executive Officer, received 1,426,470 options under this grant, which vested immediately. Options have a maximum term of 10 years. The weighted average remaining contractual life of the outstanding stock option is 8.8 years, and 1,701,480 options are exercisable under the 2001 Plan.

As of December 31, 2003, no other shares were available for grant under the 2001 Plan.

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

     As of December 31, 2003, the Stichting had rights to acquire 4,219,162 ordinary shares at the exercise price, to enable the Stichting to issue depositary receipts representing ordinary shares upon the exercise of options. Through December 31, 2003, 2,041,300 shares have been acquired by the Stichting. As of December 31, 2003, 664,412 were exercised so that the Stichting held 1,376,888 shares.

1998 Stock Option Plan

     In November 1998, our Management Board approved the Head Tyrolia Mares Group Executive Stock Option Plan. The 1998 Plan calls for the grant of options to officers and key employees to purchase for a nominal fee depositary receipts representing ordinary shares of Head N.V. The 1998 Plan provides for the issuance of a maximum aggregate number of options equal to 10% of the then outstanding shares of Head N.V., on a fully-diluted basis, subject to adjustments upon the occurrence of a stock split or dividend or in the event of a merger, reorganization or other similar event.

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

2000 Stock Option Plan

     In August 2000, our Management Board adopted the Head N.V. Executive Stock Option Plan 2000, but that plan has not been implemented.

2001 Stock Option Plan

     In September 2001, we adopted the Head N.V. Executive Stock Option Plan 2001 (the "2001 Plan"). The 2001 Plan provides for grants of stock options to officers and employees of Head N.V. and its subsidiaries to purchase for $4.31 depositary receipts representing ordinary shares of Head N.V. On September 28, 2001, a total of 3,982,068 options were granted under the terms of the 2001 Plan. Upon exercise of the options, option holders receive depositary receipts rather than our shares. Depositary receipts issued under the 2001 Plan will be administered by the Stichting. Holders of depositary receipts may, upon request, receive from the Stichting the proceeds from the sale of their shares.

     The exercise price for all stock options granted under the Plan was fixed at inception of the 2001 Plan. The vesting period varies from 0 to 6 years. All options that have been vested shall become immediately exercisable. Johan Eliasch, our Chairman and Chief Executive Officer, received 1,426,470 options under this grant, which vested immediately. We assume that all options granted will become fully vested. Options have a maximum term of 10 years. As of December 31, 2003, no other shares were available for grant under the 2001 Plan.

ITEM 7:  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

     Head Sports Holdings N.V., a Netherlands Antilles corporation, is controlled by Johan Eliasch and his family members. Prior to the initial public offering on October 3, 2000 Head Sports Holdings N.V. held 96.0% of our issued and outstanding shares. Head Sports Holdings N.V. held 18,987,344, or 47.7%, of Head N.V.'s issued shares as of April 13, 2004. Mr. Eliasch also owned 45,900 of Head N.V.'s shares directly as of this date. Berno, Gambal & Barbee, Inc. held 2,252,800, or 6.0%, of Head N.V.'s issued shares as of April 13, 2004. Neither Head Sports Holdings N.V. nor Berno, Gambal & Barbee, Inc. have different voting rights than other shareholders. As of April 13, 2004 no other person is known to us to hold 5% or more of our issued shares.

7.B. Related Party Transactions

     On June 15, 1999, entities controlled by our principal shareholder, chairman and chief executive officer contributed all of the outstanding share capital of London Films Ltd., valued at the date of contribution at $20.5 million, to us. The transaction was accounted for on an "as if pooling" basis and, accordingly, the combined financial statements were presented for all periods in which common control existed. We issued 4,227,820 shares against this contribution in kind. London Films Ltd., a company duly established in London, U.K., owns or has the rights to over 125 feature films and television programs, which it markets on a world-wide basis.

     In August 2000, we granted an option to receive all outstanding shares of London Films Ltd. as a shareholder distribution to Head Sports Holdings N.V., an entity beneficially owned by Johan Eliasch and his family members. On October 31, 2000, London Films Ltd. was distributed in accordance with this option. London Films had net assets of $0.6 million at the time the shares were distributed. As a result, London Films is presented as a discontinued operation in our financial statements for the years ending December 31, 1999 and 2000.

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

     We receive administrative services from a corporation which is ultimately owned by the majority shareholder of the Company. Administrative expenses paid to this entity amounted to approximately $1.2 million, $1.2 million and $3.5 million for the years ended December 31, 2001, 2002 and 2003.

     In 2002 and 2003, one of our subsidiaries leased its office building from its general manager. Rental expenses amounted to approximately $0.1 and $0.04 million for the year ended December 31, 2002 and 2003.

7.C. Interest of Experts and Counsel

     Not applicable.

ITEM 8:  FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

     8.A.1      See Item 18.

     8.A.2      See Item 18.

     8.A.3      See Report of Independent Auditors, page F-1.

     8.A.4      Not applicable.

     8.A.5      Not applicable.

     8.A.6      See Note 24 to the Financial Statements.

     8.A.7      Legal or Arbitration Proceedings

     From time to time, we are party to lawsuits and proceedings in the normal course of our business. We cannot predict the outcome of these lawsuits. Nevertheless, we do not believe that we are currently party to any lawsuits or proceedings that will have a material effect on our financial condition or results of operations.

     8.A.8.     Dividend Policy

     Under Netherlands law, we may only pay dividends on our shares if we maintain minimum paid-up share capital and reserves. If dividends on our ordinary shares are paid in cash, we expect to pay these dividends in euros.

     While we currently intend to retain future earnings to finance operations, we will evaluate our dividend policy annually in light of results. Pursuant to our articles of association, the Management Board may decide which part of the free distributable profits shall be reserved. It should be noted that if preference shares are issued (which is presently not the case) this authority shall be applicable to the remainder of the profit after the preferred dividend to the holders of preference shares have been paid. Because of the fact that pursuant to the articles of association the part of the profit which is not reserved by the Management Board is distributed to the holders of ordinary shares, the Management Board effectively decides which part of the profit (after possible satisfaction of the preferred dividend of holders of preference shares) shall be distributed to the holders of ordinary shares.

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

8.B. Significant Changes

No significant change has occurred since the date of the annual financial statements included in this document.

ITEM 9:  THE OFFER AND LISTING

9.A. Offer and Listing Details

     The total nominal value of our issued share capital is (euro)7,964,135.40 and consists of 39,820,677 ordinary shares of (euro)0.20 each.

     Our shares were listed on the New York Stock Exchange and the Vienna Stock Exchange on September 28, 2000 in connection with our initial public offering.

     The chart below shows the high and low market prices of our ordinary shares on each exchange for the financial periods indicated:

                                         NYSE              Vienna Stock Exchange
                                         ----              ---------------------
                                 (amounts in dollars)        (amounts in euros)
                                    High        Low           High        Low
                                    ----        ---           ----        ---
Years Ended
December, 2000                    8.25000     4.2500        11.2000     5.2000
December, 2001                     5.9900     3.1100         5.3200     3.1500
December, 2002                     3.5400     1.8500         3.8800     1.8000
December, 2003                     2.9000     1.4500         2.5200     1.3600

Quarters Ended
December, 2000                     7.8750     4.2500         9.8700     5.2000
March 2001                         5.9900     3.8200         6.4500     4.5100
June 2001                          4.6500     3.7900         5.3200     4.3200
September, 2001                    4.6700     3.3000         5.2000     3.6000
December, 2001                     3.6000     3.1100         4.2000     3.1500
March, 2002                        3.5400     3.2000         3.8800     3.5200
June, 2002                         3.5000     2.9500         3.6800     3.0500
September, 2002                    3.1700     2.0700         3.2900     2.0600
December, 2002                     2.3500     1.8500         2.3000     1.8000
March, 2003                        2.1700     1.4500         2.0100     1.4000
June, 2003                         2.3600     1.5100         1.1900     1.3600
September, 2003                    2.9000     2.0000         2.5200     1.7000
December, 2003                     2.8000     2.1100         2.3000     1.8300
March 2004                         3.5400     2.4500         3.1000     1.8200

Months Ended
October, 2003                      2.8000     2.2500         2.3000     2.0600
November, 2003                     2.7600     2.2500         2.2500     2.0800
December, 2003                     2.6500     2.1100         2.2000     1.8300
January, 2004                      3.5400     2.4500         3.1000     1.8200
February, 2004                     3.3800     2.9700         2.8000     2.5000
March, 2004                        3.3900     3.0200         2.7500     2.5500


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

9.D. Selling Shareholders

     Not applicable.

9.E. Dilution

     Not applicable.

9.F. Expenses of the Issue

     Not applicable.

ITEM 10:  ADDITIONAL INFORMATION

10.A. Share Capital

     Not applicable.

10.B. Articles of Association

Corporate Purpose

     Article 3 of our amended articles of association provides that we may perform all acts and do all things (as long as these are not prohibited by law), such as operate all kinds of businesses, hold, participate in, manage and finance other enterprises and companies, borrow money and provide security there for and provide security for the debts of others and do all that is connected with the foregoing or may be conducive thereto including owning, leasing or obtaining licenses for real and intellectual properties, all which is to be interpreted in the widest sense. The Company's file number is 24286737 in Rotterdam at Kamer van Koophandel, Rotterdam.

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

     Preemptive Rights. Unless restricted or limited and except for issues of ordinary shares in return for non-cash consideration and ordinary shares issued to our employees or employees of any of our group companies, holders of ordinary shares generally will have preemptive rights to subscribe for their pro-rata amount of all new ordinary share issuances. However, pursuant to the amended articles of association, all authorized but unissued ordinary shares may be issued by the Management Board and the preemptive rights associated with all currently authorized capital may be limited or excluded by the Management Board. This authority has been extended by resolution of the shareholders and will end on May 20, 2008, unless further extended by an amendment of the articles of association or by a resolution of the shareholders for a period of not more than five years in each instance. When extending the authority of our Management Board to issue shares and to limit or exclude preemptive rights, the general meeting of shareholders shall determine the number of shares which may be issued or affected as well as the date when this authorization shall expire.

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

Indemnification of Management Board and Supervisory Board Members

     Our articles of association require that we indemnify any person who is or was a member of our Management Board or Supervisory Board and who was, is or is threatened to be made a party to, any action, suit or similar proceeding, by reason of the fact that he or she is or was a Management Board or Supervisory Board member. This indemnification generally covers all expenses, attorneys fees, judgements, fines and amounts paid in settlement actually and reasonably incurred by the indemnified person in connection with the relevant action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests. Whether the indemnified person acted in such a manner may be determined by us.

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

     Shareholders meetings will be held in The Hague, Amsterdam, Rotterdam or Haarlemmermeer (Schiphol Airport) and chaired by the Chairman of our Supervisory Board. A holder of registered shares or his attorney wishing to attend a general meeting of shareholders should notify the Management Board in writing of his intention. Such notice must be received by the Management Board not later than on the date mentioned in the notice of the meeting. The 2004 Shareholders meeting will be held on May 26, 2004.

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

10.C. Material Contracts

     We have no material contracts outside the ordinary course of business, with the exception of the indenture entered into by one of our subsidiaries with respect to its 8.5% Senior Notes. See "Item 5: Operating and Finance Review and Prospects--Liquidity and Capital Resources--Loan Agreements."


10.D. Exchange Controls

         Not applicable.

10.E. Taxation

     This taxation summary solely addresses the material Netherlands, U.S. and Austrian tax consequences to shareholders in connection with the ownership and disposition of the ordinary shares. This summary does not discuss every aspect of taxation that may be relevant to a particular taxpayer under special circumstances or who is subject to special treatment under applicable law and is not intended to be applicable in all respects to all categories of investors. This summary also assumes that our business will be conducted in the manner outlined in this annual report. Changes in our organizational structure or the manner in which we conduct our business may invalidate this summary. The laws upon which this summary is based are subject to change, perhaps with retroactive effect. A change to these laws may invalidate the contents of this summary, which will not be updated to reflect changes in laws. Shareholders should consult their tax advisors regarding their particular personal tax consequences of owning and disposing of ordinary shares.

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

         The following summary is based on the tax legislation, published case law, treaties, rules and other regulations as applicable for the calendar year 2003.

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

Anti-Dividend Stripping Legislation

     In the Netherlands legislation exists that affects the eligibility for an exemption, reduction, refund or credit of dividend withholding tax. A recipient of a distribution on the shares will not be entitled to an exemption, reduction, (partial) refund or credit of Netherlands dividend withholding tax if such recipient is not considered the beneficial owner of such distribution. This is the case if:

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

Distribution tax

     The Company is subject to a temporary special distribution tax at a rate of 20 per cent to the extent that any "excessive" distributions are made on shares or on the shares in the period from 1 January 2001 up to and including 31 December 2005. This distribution tax is a corporate income tax, not a (creditable or refundable) withholding tax. For purposes of this distribution tax, distributions are considered to be "excessive" when during a particular calendar year, the total amount of distributions exceeds the highest of the following three amounts:

          (i) four per cent of the market capitalisation of the Company at the beginning of the relevant calendar year;

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

     The distribution tax due is reduced pro rata to the extent that shares in the Company or the shares were held, at the time of the dividend distribution, during an uninterrupted period of three years by individuals or entities (other than investment institutions as defined in the Corporate Income Tax Act 1969) holding at least five per cent of the Company's nominal paid-in capital or five per cent of the issued shares.

Gift, Estate and Inheritance Taxes

     No gift, estate or inheritance taxes will arise in the Netherlands with respect to an acquisition of shares by way of a gift by, or on the death of, a holder of shares who is neither resident nor deemed to be resident in the Netherlands, unless:

          (i) such holder at the time of the gift has or at the time of his death had a Netherlands enterprise or an interest in a Netherlands enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which Netherlands enterprise the shares are or were attributable; or

          (ii) in the case of a gift of shares by an individual who at the time of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands; or

          (iii) the shares are or were attributable to the assets of an enterprise that is effectively managed in the Netherlands and the donor is or the deceased was entitled, other than by way of securities or through an employment contract, to a share in the profits of that enterprise, at the time of the gift or, as applicable, at the time of his or her death.

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


  United States Federal Income Tax Consequences for Holders of Ordinary Shares

     The following is a general summary of the material U.S. federal income tax consequences of the ownership and disposition of our ordinary shares. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing temporary and proposed Treasury Regulations, revenue rulings, administrative pronouncements and judicial decisions, all as currently in effect and all of which are subject to change or changes in interpretation, possibly with retroactive effect. This summary deals only with ordinary shares held as capital assets within the meaning of Section 1221 of the Code. This summary does not discuss all of the tax consequences that may apply to holders that are subject to special tax rules, including:

       o persons subject to the imposition of the U.S. federal alternative minimum tax;

       o persons who hold the ordinary shares through partnerships or other pass through entities;

       o  U.S. expatriates;

       o  insurance companies;

       o  tax-exempt entities;

       o banks; financial institutions; regulated investment companies; securities broker-dealers;

       o persons who hold ordinary shares as part of a hedging, straddle, constructive sale or conversion transaction;

       o traders in securities who elect to apply a mark-to-market method of accounting;

       o persons who acquired the ordinary shares pursuant to the exercise of employee stock options or otherwise as compensation;

       o  persons whose functional currency is not the U.S. dollar; and

       o U.S. persons owning directly, indirectly, or by attribution, 10% or more of the voting power of the Company.

     For purposes of this discussion a "U.S. shareholder" is a beneficial owner of ordinary shares that is:

       o an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

       o a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any state thereof (including the District of Columbia);

       o an estate the income of which is subject to U.S. federal income taxation regardless of source; or

       o a trust if both a U.S. court is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust.

     If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds ordinary shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. shareholder is a partner in a partnership that holds our ordinary shares the shareholder is urged to consider its own tax advisor regarding the ownership and disposition of ordinary shares.

Taxes on Distributions

     The gross amount of any distribution, including Netherlands withholding tax thereon, actually or constructively received by a U.S. shareholder with respect to ordinary shares will be a dividend includible in the gross income of the U.S. shareholder as ordinary income to the extent paid out of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. A distribution in excess of our current or accumulated earnings and profits will be treated first as a tax-free return of basis to the extent of such U.S. shareholder's adjusted tax basis in its ordinary shares, and then, to the extent in excess of such adjusted basis, will be taxable as capital gain from a sale or exchange of ordinary shares. Dividends paid on ordinary shares generally will constitute income from sources outside the United States and will not be eligible for the dividends received deduction otherwise allowed to corporate U.S. shareholders in respect of dividends received from U.S. corporations.

     The amount of any distribution paid in euros based on the spot rate in effect will be the U.S. dollar value of the euros on the date of distribution, regardless of whether the U.S. shareholder or the Bank of New York, on behalf of such shareholders, converts the payment into U.S. dollars at that time. Gain or loss, if any, recognized by a U.S. shareholder on the subsequent sale, conversion or other disposition of euros will be U.S. source ordinary income or loss. If euros received in a distribution are converted into U.S. dollars on the date received by U.S. shareholders or the Bank of New York on behalf of such U.S. shareholders, as the case may be, U.S. shareholders generally should not be required to recognize any exchange gain or loss on such conversion.

     Subject to various conditions and limitations, and subject to the discussion in the next paragraph, tax withheld in the Netherlands in accordance with the U.S.-NL Treaty will be treated as a foreign tax that U.S. shareholders may elect either to deduct in computing their U.S. federal taxable income or credit against their U.S. federal income tax liability. Dividends on ordinary shares generally will be treated as "passive income" or, in the case of certain holders, "financial services income" for purposes of calculating the amount of the foreign tax credit available to a U.S. shareholder. Additional withholding tax, if any, in excess of the rate applicable under the U.S.-NL Treaty generally will not be eligible for credit against the U.S. shareholder's U.S. federal income tax liability. However, a U.S. shareholder should be able to obtain a refund of such excess amount by filing the appropriate forms with the Netherlands Tax Administration requesting such refund and providing the required information.

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

     We did not pay dividends in 2003. If we were to pay dividends in the future, we will endeavor to provide to U.S. shareholders the information they will need to calculate their foreign tax credit.

     The rules governing the foreign tax credit are complex. U.S. shareholders are urged to consult their own tax advisors regarding the availability of the foreign tax credit in their particular circumstances.

Recent U.S. Tax Law Changes Applicable to Individuals


     Under 2003 U.S. tax legislation, certain U.S. shareholders (including individuals) are eligible for reduced rates of U.S. federal income tax (currently a maximum of 15%) in respect of "qualified dividend income" received in taxable years beginning after December 31, 2002 and beginning before January 1, 2009. For this purpose, qualified dividend income generally includes dividends paid by non-U.S. corporations if, amongst other things, certain minimum holding periods are met and either (i) the ordinary shares with respect to which the dividend has been paid are readily tradable on an established securities markets in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the U.S.-NL Treaty) which provides for the exchange of information. We currently believe that dividends paid with respect to our ordinary shares will constitute qualified dividend income for U.S. federal income tax purposes, provided the individual U.S. shareholders of our ordinary shares meet certain requirements. Some of the eligibility requirements for non-U.S. corporations are not entirely certain, however, and further guidance from the Internal Revenue Service is anticipated. In addition, the Internal Revenue Service is expected to issue certification procedures in 2004 whereby a non-U.S. corporation will be required to certify as to the eligibility of its dividends for the reduced U.S. federal income tax rates.

Sale or Other Disposition of the Ordinary Shares

     Upon the sale or other disposition of ordinary shares, a U.S. shareholder generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or other disposition and the U.S. shareholder's tax basis (determined in U.S. dollar) for such ordinary shares. Such gain or loss will be U.S. source gain or loss and will be treated as long-term capital gain if the ordinary shares were held for more than one year. The deductibility of capital losses is subject to limitations. In the case of a U.S. shareholder who is an individual, long-term capital gain generally will be subject to preferential rates. If a U.S. shareholder receives euros upon a sale or other disposition of ordinary shares, gain or loss, if any, recognized on the subsequent sale, conversion or disposition of the euros will be U.S. source ordinary income or loss. However, if such euros are converted into U.S. dollars on the date received by the U.S. shareholder, the U.S. shareholder generally should not be required to recognize any gain or loss on the conversion.

Passive Foreign Investment Company Status

     If during any taxable year 75% or more of our gross income consists of various types of "passive income," such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from a unrelated person), or gains from disposition of certain minority interests), or if the average value during a taxable year of "passive assets", is 50% or more of the average value of all of our assets, we will be treated as a "passive foreign investment company," or "PFIC" for such year and in succeeding years. Passive assets are, generally, assets that generate passive income. If we were treated as a PFIC in any taxable year (which conclusion is a factual determination that must be made as of the close of the taxable year), upon receipt of a distribution on, or a sale of, ordinary shares, a U.S. shareholder generally will be required to allocate to each day in its holding period with respect to the ordinary shares a pro rata portion of any distributions received on the ordinary shares which are treated as an "excess distribution." Any amount of an excess distribution, which term includes gain on the sale of stock, treated as allocable to a prior taxable year is subject to federal income tax at the highest applicable rate of the year in question, plus an interest charge on the amount of tax deemed to be deferred. Furthermore, dividends paid by us would not be "qualified dividend income" and would be taxed at the higher rates applicable to other items of ordinary income. We currently believe that we did not qualify as a PFIC for the 2003 taxable year, and it is our intention to conduct our investment activities in a manner to avoid PFIC status in the future. However, because PFIC status is a factual matter that must be determined annually, there are no assurances in this regard.

     In the event that we were a PFIC in a subsequent taxable year, the foregoing rules with respect to distributions and dispositions may be ameliorated if a U.S. shareholder were eligible for and timely made either:

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

A U.S. shareholder who decided not to make any of the above elections at any time during the period in which the shareholder held our ordinary shares while we were a PFIC nevertheless may elect to make a "deemed sale election" pursuant to which the shareholder would be treated as having sold its ordinary shares on the last day of the last taxable year in which we qualified as a PFIC.

     For U.S. shareholders to qualify for treatment under a QEF election, we would be required to provide various information to the U.S. shareholders. Although we have not definitively decided whether we would provide such information, we currently do not intend to do so. U.S. shareholders are urged to consult their own tax advisors regarding the application of the PFIC rules to their ownership of our ordinary shares.

Foreign Personal Holding Company Status

     A foreign corporation will be a foreign personal holding company, referred to as a FPHC, in any taxable year if it meets both an ownership test and an income test. The ownership test requires that more than 50% of the voting power of the corporation be owned, directly, indirectly or by attribution pursuant to constructive ownership rules by five or fewer individuals who are U.S. citizens or residents. The income test requires that 60% or more (50% or more in years after the first year of qualification as a FPHC) of the gross income of the corporation consist of "FPHC income" such as rents, royalties, annuities, proceeds from the sale of stock or securities, proceeds from the sale of commodities, income from personal services and dividends and interest other than various dividends and interest paid by a qualifying related company that is incorporated in the same country as the recipient corporation. If a foreign corporation qualifies as a FPHC, each U.S. person that owns shares in the FPHC must include in taxable income a deemed dividend equal to the owner's share of the corporation's total "undistributed FPHC income." In general, undistributed FPHC income in any given year is the corporation's total taxable income for such year, such as gross income less deductions such as ordinary and necessary business expenses, with various adjustments, less dividends paid by the corporation in such year. This type of deemed dividend is required to be included in taxable income by each U.S. person that is a shareholder in a FPHC with undistributed FPHC income, regardless of such person's income percentage in the corporation and regardless of whether the shareholder actually received a dividend from the corporation.

     We do not believe that we or any of our subsidiaries currently is a FPHC. However, it is possible that the ownership test could be met in subsequent periods as a result of the applicable constructive ownership rules in the event that one or more of some of our indirect shareholders were to become U.S. citizens or residents. Thus, depending upon the composition of our income during such period, we may constitute a FPHC. U.S. shareholders therefore should consult their own tax advisors regarding the possible applicability of the FPHC rules to our company and our subsidiaries and the consequences to such shareholder of FPHC status for our company.

U.S. Information Reporting and Backup Withholding

     Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or other disposition of ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply to a shareholder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide such certification on a properly completed Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. holders generally will not be subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally on Internal Revenue Service Form W-8BEN) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a shareholder's U.S. federal income tax liability, and a shareholder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

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

     An Austrian shareholder of ordinary shares is an individual who is resident in Austria or who ordinarily resides in Austria, or corporations with Austrian place of management or registered office in Austria.


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

     Gross dividend distributions to Austrian individual shareholders are considered income as defined by the Income Tax Act. Such income is generally subject to a special tax rate of 25%. According to the double taxation convention, Austrian individual shareholders may have the 15% withholding tax on the gross dividends credited against their Austrian income tax. The maximum amount to be credited may not exceed the tax amount calculated prior to the credit allotted to income gained in the Netherlands.

     With respect to dividends paid to corporations resident in Austria, relief concerning the amount exceeding the 15% withholding tax levied in the Netherlands is possible, as outlined above for Austrian private investors. For qualifying shareholdings of at least 25% held by Austrian corporations a reduction to 5% is available. Provided the dividends of the company are paid to a parent company resident in Austria, pursuant to Article 2 of directive Nr. 90/435 of the European Community (EWG) by the European Council dated July 23, 1990 ("Parent/Subsidiary Directive") and which holds an interest of at least 25% (10% as of January 1, 2004 in case of reciprocity) of the shares of the company for a period of at least two consecutive years (one consecutive year as of January 1, 2004) , no Netherlands tax is levied at source. The gross dividends to Austrian corporations not qualifying for the benefits under the participation exemption according to Section 10 Corporate Income Tax Act are subject to corporate income tax at a rate of 34%. Corporations may, as Austrian private investors, claim a credit of the actual paid Dutch withholding tax against the Austrian corporate income tax.

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

     In general, corporations subject to unlimited tax liability in Austria are subject to corporate income tax on any capital gains realised from any sale of ordinary shares. For corporations, which have been established after December 31, 2000, no tax is generally levied on capital gains resulting from the sale of an interest of at least 10% in a non-resident company provided the one-year holding period is met. On the other hand, for these corporations capital losses realised from the sale of such interest are not tax deductible. However, these corporations have the option to treat both, capital gains and capital losses taxable. For Corporations, which have been established before January 1, 2001 the above rules will become applicable from 2006 (assessment period) onwards.

Departure Tax

     Measures of shareholders which lead to a loss of taxation power of Austria in relation to other countries are treated as a sale at fair market value in the case of substantial shareholdings (i.e. if at least 1% of the share capital is held at any time within five years prior to the sale).

Tax Upon Liquidation

     In case of liquidation of the company, a shareholder is subject to tax on the difference between the proceeds from the liquidation and the acquisition cost of the shares in the case of an individual shareholder or the book value in the case of a corporate shareholder, irrespective of the extent of the shareholding. However, an exemption exists for gains derived by an Austrian corporate shareholder from the liquidation of a non-resident company if its share exceeds 10% and the one-year holding period is met.


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

     Shares held by non-resident shareholders are not subject to Austrian inheritance and gift tax on a transfer on another non-resident of Austria by reason of death or donation. Non-resident shareholders are Austrian non-citizens not resident in Austria or Austrian citizens not having been resident in Austria for more than two years.

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

Interest Rate Exposures

     The table below provides information about our financial instruments that are sensitive to interest rates, primarily our debt obligations. For such obligations the table presents the repayment schedule of amounts outstanding on December 31, 2003, based on the contractual maturity dates of our bank and other debt facilities and the related weighted average interest rates by expected maturity date. Variable rates are based on rates as of December 31, 2003.

     The carrying value of our senior notes and other long-term debt approximate fair value based on current rates being offered and quoted market prices of debt with similar terms.

                                                                   Interest-Rate Risk Management
                                                   Principal (Nominal) Amount by Expected Maturity Interest Rate
                                                                                                                      Year Ended
                                               Year Ended December 31, 2003                                        December 31, 2002
                                ----------------------------------------------------------------------------------------------------
                                  2004      2005      2006      2007       2008   Thereafter    Total  Fair Value  Total  Fair Value
                                  ----      ----      ----      ----       ----   ----------    -----  ----------  -----  ----------
                                                            (in thousands except percentages)

Debt including current
portion
Fixed rate (EUR)..............     138       147     83,083       169       180     12,438     96,155    96,155    79,943   79,943
Weighted avg. Interest rate       6.70%     6.70%     10.74%     6.70%     6.70%      6.70%     10.19%
(fixed).......................

Fixed rate (USD)..............     197       212        228       245       261      3,395      4,538     4,538     4,721    4,721
Weighted avg. Interest rate       7.33%     7.33%      7.33%     7.33%     7.33%      7.33%      7.33%
(fixed).......................

Variable rate (Italy).........   2,395     2,401      1,985     2,028     1,942      1,921     12,672    12,672     9,481    9,481
Weighted avg. Interest rate...    2.62%     2.62%      2.62%     2.62%     2.62%      2.62%      2.62%

Variable rate, mix of
currencies primarily Czech         663       391        345       331       271        203      2,203     2,203     1,976    1,976
crone........................
Weighted avg. Interest rate..     4.18%     3.61%      3.42%     3.36%     3.04%      3.04%      3.59%


Foreign Currency Exchange Rate Exposures

     The table below provides information about our forward foreign exchange contracts and foreign exchange options contracts which we use to manage our fluctuations in foreign currency exchange rates:

                                    Contract Amount
                                         Sell
                                      U.S. Dollar       Average Option          Fair Value
                                      Equivalent         Strike Price        December 31, 2003
                                         (in thousands, except for the option strike price)
Currency Pairs:
Foreign Currency Forward Contracts
Euro
Japanese Yen                          $   9,352           124.9025                $   628
Canadian Dollar                       $   2,645             1.5288                $   183

Foreign Currency Options
Euro
Japanese Yen                          $   1,870              128.8                $    86


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

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

          Not applicable.

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          Not applicable.

PART III

ITEM 15:  CONTROLS AND PROCEDURES

     Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that material information relating to our company was made known to them by others within the company.

     There were no changes to our internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16:  [RESERVED]

16.A.  AUDIT COMMITTEE FINANCIAL EXPERT

     While the whole Supervisory Board in 2003 in principle served as audit committee, Head N.V. expects, in line with Section 407 of the Sarbanes-Oxley Act of 2002, to establish an audit committee in due time. On the Supervisory Board, we believe at least two members qualify as audit committee financial experts under the Sarbanes-Oxley Act of 2002. The Supervisory Board has not yet determined whether or not we have an audit committee financial expert, but it is in the process of doing so in connection with the formal establishment of an audit committee.

16.B. CODE OF ETHICS

     We adopted a code of ethics that applies to all of our employees, including our Chief Executive officer and principal financial officer. A copy of this code of ethics has been filed as Exhibit 11.

16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     PricewaterhouseCoopers (PwC) has served as our independent public auditors for each of the years ended in the three-year period ended December 31, 2003. The following table presents the aggregate fees for professional audit services and other services rendered by PricewaterhouseCoopers in 2003 and 2002 (in thousands):

                         Year ended December 31,
                          2002            2003
-------------------------------------------------
Audit Fees              $    690        $    747
Audit-Related Fees           160             175
Tax Fees                     286             215
All Other Fees               143             174
                        --------        --------
Total                   $  1,279        $  1,311
                        ========        ========

     Audit Fees primarily relate to the audit of Head N.V.'s annual financial statements set forth in our Annual Report on Form 20-F and other services normally provided in connection with statutory and regulatory filings, which mainly include the statutory audits of financial statements of our subsidiaries and the assistance with review of documents filed with the SEC.

     Audit-Related Fees mainly represent fees for the review of the Company's quarterly financial statements, accounting issues research and technical assistance.

     Tax Fees consist were comprised solely of tax services permitted under the Sarbanes-Oxley Act of 2002. Tax services rendered in connection with the audit of financial statements have been included in the caption Audit Fees.

     All Other Fees represent professional services provided for services not directly supporting financial statement audits.

     For 2003 the Supervisory Board pre-approved tax services to be rendered by member firms of PwC up to an aggregate amount of USD 250.000, such services to be provided to Head NV and any of its subsidiaries or affiliated companies. Tax services included solely tax services permitted under the Sarbanes-Oxley Act of 2002 and any rules and regulations issued in respect to the Sarbanes-Oxley Act.

Pre-Approval Policies and Procedures

     Our Supervisory Board is responsible for the oversight of our independent auditor's work. Our Supervisory Board pre-approves all audit and non-audit services provided by PwC. These services may include audit services, audit-related services, tax services and other services, as described above.

ITEM 17:  FINANCIAL STATEMENTS

     Not applicable.

ITEM 18:  FINANCIAL STATEMENTS

     The following financial statements are filed as part of this Annual Report on Form 20-F.

ITEM 19:  EXHIBITS

1.1 Memorandum and Articles of Association of the Company (previously filed with Form F-1 on September 27, 2000).
2.1 Indenture between HTM Sport- und Freitzeigerate AG, Head N.V., Head Holding Unternehmensbeteiligung GmbH, Head Sport AG, Head International GmbH, HTM Sport S.p.A., Head USA Inc., Penn Racquet Sports Inc., Head/Tyrolia Sports Canada Inc., The Bank of New York, As Trustee, Registrar, Transfer Agent And Principal Paying Agent and The Bank of New York (Luxembourg) S.A., As Paying Agent And Transfer Agent dated January 29, 2004.
4.1 Loan Agreement between Head USA, Inc., Mares America Corp., Penn Racquet Sport, Inc and Fleet Capital Corporation as Agent dated April 5, 2000 (previously filed with Form F-1 on September 27, 2000).
6. A statement explaining in reasonable detail how earnings per share information were calculated (included in Note 2 to the Financial Statements).
8.        See "Item 4.C Organizational Structure"
11.       Code of Ethics
12.1 Certification of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2 Certification of the CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13 Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURES



The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



Date:    April 13, 2004

                                    Head N.V.
                                    Registrant


                                    By:  /s/Johan Eliasch
                                         ---------------------------------------

                                         Name:  Johan Eliasch
                                         Title: Chief Executive Officer,
                                                Chairman of the Management Board

                           HEAD N.V. AND SUBSIDIARIES


                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------



Report of Independent Auditors...............................................F-1

Consolidated Balance Sheets at December 31, 2002 and 2003....................F-2

Consolidated Statements of Operations for the Years Ended
December 31, 2001, 2002 and 2003.............................................F-3

Consolidated Statements of Stockholders' Equity for the Years Ended
December 31, 2001, 2002 and 2003.............................................F-4

Consolidated Statements of Cash Flows for the Years Ended
December 31, 2001, 2002 and 2003.............................................F-5

Notes to the Consolidated Financial Statements...............................F-6

Report of PricewaterhouseCoopers AG on Financial Statement Schedule.........F-33

Financial Statement Schedule, Schedule II--Valuation and Qualifying
Accounts....................................................................F-34

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Head N.V. :

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Head N.V. and its subsidiaries at December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with generally accepted accounting principles in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 3 to the consolidated financial statements, Head N.V., in accordance with the requirements of SFAS 142, changed its method of accounting for goodwill and indefinite life intangible assets in 2002.






PwC Wirtschaftsprufung AG
Vienna, Austria
March 31st, 2004

                           HEAD N.V. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                                        December 31,
                                                                ---------------------------
                                                                    2002           2003
                                                                ------------   ------------
                                                             (in thousands, except share data)
ASSETS:
Cash and cash equivalents ....................................   $  37,598      $  41,312
Restricted cash ..............................................        --            2,842
Accounts receivable, net of allowance for doubtful accounts of
  $11,834 and $15,822 ........................................     161,109        195,998
Inventories, net .............................................      77,638         81,200
Prepaid expense and other current assets .....................      16,441         17,764
                                                                 ---------      ---------
  Total current assets .......................................     292,786        339,116
Marketable securities ........................................       2,316          2,826
Property, plant and equipment, net ...........................      73,156         76,694
Intangible assets, net .......................................      20,236         20,236
Deferred income taxes ........................................      78,148         92,060
Other non-current assets .....................................       7,212          6,653
                                                                 ---------      ---------
  Total assets ...............................................   $ 473,853      $ 537,586
                                                                 =========      =========
  LIABILITIES AND STOCKHOLDERS' EQUITY:
Accounts payable .............................................   $  33,069      $  39,468
Accrued expenses and other current liabilities ...............      39,388         51,892
Short-term borrowings ........................................      58,773         37,490
Current portion of long-term debt ............................       2,349          3,392
                                                                 ---------      ---------
   Total current liabilities .................................     133,579        132,241
Long-term debt ...............................................      93,771        143,951
Other long-term liabilities ..................................      16,670         19,669
                                                                 ---------      ---------
   Total liabilities .........................................     244,020        295,861
Minority interest ............................................           9              9
Commitments and contingencies (Note 15)

Stockholders' Equity:
Ordinary shares: EUR 0.20 par value; 39,820,677 shares issued        7,067          7,067
Additional paid in capital ...................................     137,237        137,909
Treasury stock at cost: 1,843,460 and 2,421,235 shares .......      (4,334)        (5,485)
Retained earnings ............................................      67,741         53,084
Accumulated other comprehensive income .......................      22,114         49,142
                                                                 ---------      ---------
   Total stockholders' equity ................................     229,824        241,716
                                                                 ---------      ---------
   Total liabilities and stockholders' equity ................   $ 473,853      $ 537,586
                                                                 =========      =========




   The accompanying notes are an integral part of the consolidated financial statements

                           HEAD N.V. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                              For the Years Ended December 31,
                                                             ----------------------------------
                                                               2001         2002         2003
                                                             --------     --------     --------
                                                              (in thousands, except share data)

REVENUES:
Product revenues .........................................   $ 384,010    $ 379,089    $ 421,507
Licensing revenues .......................................       8,011        8,398        9,701
                                                             ---------    ---------    ---------
Total revenues ...........................................     392,021      387,487      431,208
Cost of sales ............................................     233,971      233,402      266,023
                                                             ---------    ---------    ---------
Gross profit .............................................     158,050      154,084      165,186
Selling and marketing expense ............................     102,094      102,619      117,071
General and administrative expense (excluding non-cash
  compensation expense)...................................      34,810       32,081       38,847
Non-cash compensation expense ............................       2,025        1,632          654
Restructuring costs (Note 28) ............................          --           --        8,368
                                                             ---------    ---------    ---------
Operating income .........................................      19,121       17,753          245
Interest expense .........................................     (11,275)     (11,677)     (13,999)
Interest income ..........................................         892          940        1,050
Foreign exchange gain (loss) .............................       5,828       (7,387)      (1,103)
Other income (expense), net ..............................           7          387          (18)
                                                             ---------    ---------    ---------
Income (loss) from operations before income taxes ........      14,573           15      (13,825)
Income tax benefit (expense):
  Current.................................................      (2,169)      (2,410)      (2,278)
  Deferred ...............................................      (1,863)        (220)       1,446
                                                             ---------    ---------    ---------
  Income tax expense .....................................      (4,032)      (2,630)        (832)
Share of loss from equity investment, net of tax (Note 26)      (1,117)          --           --
                                                             ---------    ---------    ---------
  Net income (loss) ......................................   $   9,424    $  (2,615)   $ (14,657)
                                                             =========    =========    =========

Earnings per share-basic
  Net income (loss).......................................        0.25        (0.07)       (0.40)
Earnings per share-diluted
  Net income (loss).......................................        0.24        (0.07)       (0.40)
Weighted average shares outstanding
  Basic...................................................      38,083       37,356       36,285
  Diluted.................................................      39,816       37,356       36,285


   The accompanying notes are an integral part of the consolidated financial statements.

                           HEAD N.V. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                          Accumulated
                                                   Ordinary Shares     Additional                           Other         Total
                                                --------------------    Paid-in    Treasury    Retained  Comprehensive Stockholders'
                                                  Shares     Amount     Capital     Stock      Earnings     Income        Equity
                                                ----------  --------   ----------  --------    --------  ------------- -------------
                                                                     (in thousands, except share data)
Balance at December 31, 2000 .................  38,864,377   $ 7,067   $ 143,999   $ (5,211)   $ 75,620   $   8,512    $ 229,988

Dividend paid ................................        --        --          --         --        (9,455)       --         (9,455)
Stock-based compensation .....................        --        --         2,025       --          --          --          2,025
Purchase of treasury stock ...................  (1,085,000)     --          --       (5,378)       --          --         (5,378)
Transfer of treasury stock (Note 17) .........        --        --       (10,589)    10,589        --          --           --
Net income ...................................        --        --          --         --         9,424        --          9,424
  Other comprehensive income:
    Cumulative effect of adoption of SFAS 133         --        --          --         --          --         1,850        1,850
    Unrealized gain on derivatives instruments
    (net of tax of $88) ......................        --        --          --         --          --           950          950
    Reclassification adjustment for derivative
    gains recorded in net income
    (net of tax of $629) .....................        --        --          --         --          --        (1,850)      (1,850)
    Foreign currency translation adjustment ..        --        --          --         --          --       (15,195)     (15,195)
                                                                                                                       ----------
Comprehensive loss ...........................                                                                            (4,821)
                                                ----------   -------   ---------   --------    --------   ---------    ---------
Balance at December 31, 2001 .................  37,779,377     7,067     135,435       --        75,590      (5,732)     212,359

Dividend paid ................................        --        --          --         --        (5,233)       --         (5,233)
Stock-based compensation .....................        --        --         1,632       --          --          --          1,632
Purchase of treasury stock (Note 17) .........  (1,247,050)     --          --       (3,046)       --          --         (3,046)
Repurchase of shares from exercised options ..        --        --           167     (1,288)       --          --         (1,121)
Proceeds from executed option ................      11,212      --             3       --          --          --              3
Net loss .....................................        --        --          --         --        (2,615)       --         (2,615)
  Other comprehensive income:
    Unrealized losses on marketable
    securities, (net of tax of $65) ..........        --        --          --         --          --          (138)        (138)
    Unrealized gain on derivatives instruments
    (net of tax of $54) ......................        --        --          --         --          --           640          640
    Reclassification adjustment for derivative
    gains recorded in net loss
    (net of tax of $506) .....................        --        --          --         --          --        (1,488)      (1,488)
    Foreign currency translation adjustment ..        --        --          --         --          --        28,832       28,832
                                                                                                                       ---------
Comprehensive income .........................        --        --          --         --          --                     25,231
                                                ----------   -------   ---------   --------    --------   ---------    ---------
Balance at December 31, 2002 .................  36,543,539     7,067     137,237     (4,334)     67,741      22,114      229,824

Stock-based compensation .....................        --        --           654       --          --          --            654
Purchase of treasury stock (see Note 17) .....    (577,775)     --            --     (1,151)       --          --         (1,151)
Proceeds from executed option ................      56,790      --            17       --          --          --             17
Net loss .....................................        --        --          --         --       (14,657)       --        (14,657)
  Other comprehensive income:
    Unrealized losses on marketable
    securities, (net of tax of $16) ..........        --        --          --         --          --           (33)         (33)
    Unrealized gain on derivatives instruments
    (net of tax of $558) .....................        --        --          --         --          --         1,083        1,083
    Reclassification adjustment for derivative
    gains recorded in net loss
    (net of tax of $295) .....................        --        --          --         --          --          (572)        (572)
    Foreign currency translation adjustment ..        --        --          --         --          --        26,550       26,550
Comprehensive income .........................        --        --          --         --          --          --         12,370
                                                ----------   -------   ---------   --------    --------   ---------    ---------
Balance at December 31, 2003 (unaudited) .....  36,022,554   $ 7,067   $ 137,909   $ (5,485)   $ 53,084   $  49,142    $ 241,716
                                                ==========   =======   =========   ========    ========   =========    =========



   The accompanying notes are an integral part of the consolidated financial statements.

                           HEAD N.V. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               For the Years Ended December 31,
                                                               --------------------------------
                                                                 2001       2002       2003
                                                                ------     ------     ------
OPERATING ACTIVITIES:                                                  (in thousands)
  Net income (loss) ............................................  $   9,424   $  (2,615)  $ (14,657)
  Adjustments to reconcile net income
    to net cash provided by operating activities:
    Depreciation and amortization ..............................     14,896      15,946      19,239
    Amortization of debt issuance cost .........................      1,039       1,092       1,232
    Impairment (Note 28) .......................................         --          --       2,625
    Share of loss from equity investment, net of tax ...........      1,117          --          --
    Provision (release) for leaving indemnity
    and pension benefits .......................................        823         883        (348)
    Restructuring costs (Note 28) ..............................         --          --       4,800
    (Gain) loss on sale of property, plant and equipment .......       (867)       (774)         85
    Non-cash compensation expense ..............................      2,025       1,632         654
    Deferred tax (benefit) expense .............................      1,863         220      (1,446)
  Changes in operating assets and liabilities:
    Accounts receivable ........................................      2,071       2,657     (12,058)
    Inventories ................................................      9,402       9,101      13,755
    Prepaid expense and other assets ...........................     (2,535)      1,494       3,071
    Accounts payable, accrued expenses and other liabilities ...     (3,338)     (6,356)        390
                                                                  ---------   ---------   ---------
  Net cash provided by operating activities ....................     35,921      23,279      17,342
                                                                  ---------   ---------   ---------
INVESTING ACTIVITIES:
    Purchase of property, plant and equipment ..................    (16,314)    (20,746)    (16,914)
    Proceeds from sale of property, plant and equipment ........      1,080       2,105         258
    Other acquisitions .........................................     (4,130)         --          --
    Equity investment (Note 26) ................................       (684)         --          --
    Maturities (purchases) of marketable securities, net .......        135        (164)        102
                                                                  ---------   ---------   ---------
  Net cash used for investing activities .......................    (19,913)    (18,804)    (16,554)
                                                                  ---------   ---------   ---------
FINANCING ACTIVITIES:
    Change in short-term borrowings, net .......................     15,135      (2,853)      1,419
    Proceeds from long-term debt ...............................        807      16,592       1,656
    Payments on long-term debt .................................       (716)     (4,340)     (1,249)
    Purchase of treasury stock .................................     (5,378)     (3,046)     (1,151)
    Payments to repurchase shares from exercised options .......         --      (1,121)         --
    Proceeds from exercised options ............................         --           3          17
    Dividend paid ..............................................     (9,455)     (5,233)         --
    Change in restricted cash ..................................         --          --      (2,699)
                                                                  ---------   ---------   ---------
  Net cash provided by (used for) financing activities .........        393           2      (2,007)
                                                                  ---------   ---------   ---------
  Effect of exchange rate changes on cash and cash equivalents      (10,122)     10,994       4,932
  Net increase in cash and cash equivalents ....................      6,279      15,470       3,714
  Cash and cash equivalents at beginning of period .............     15,848      22,128      37,598
                                                                  ---------   ---------   ---------
  Cash and cash equivalents at end of period ...................  $  22,128   $  37,598   $  41,312
                                                                  =========   =========   =========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid for interest .......................................  $  10,426   $  10,736   $  12,597
  Cash paid for income taxes ...................................  $   2,208   $   1,747   $   1,340



   The accompanying notes are an integral part of the consolidated financial statements.

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

The Company is a global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. Head N.V. has created or acquired a portfolio of brands -- Head (alpine skis, ski boots and snowboard products, tennis, racquetball and squash racquets), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares and Dacor (diving equipment).


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

Restricted Cash

Restricted cash comprises deposits pledged as collateral on outstanding lines of credit. The amounts are collateralized with one financial institution and earn interest while in deposit.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined on a first-in first-out basis.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Marketable Securities

Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost. Debt and equity securities held principally for selling in the near term are classified as trading and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale and are reported at fair value, with unrealized gains and losses reported in other comprehensive income.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Expenditures which substantially increase the useful lives of the plant and equipment are capitalized . The cost of maintenance, repair and minor renewals is expensed as incurred. When plant and equipment is retired or otherwise disposed, the cost and related accumulated depreciation are eliminated, and any gain or loss on disposition is recognized in earnings. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

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

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


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

Translation of Foreign Currency

Finished goods sales to customers in Austria, Italy, Germany, Japan, France, Switzerland, Canada, Spain, Netherlands, United Kingdom and the United States of America are generally billed in local currency. The local currency is the functional currency of the subsidiaries in these countries. Foreign currency (functional currency) assets and liabilities are translated into U.S. dollars (the reporting currency) at the exchange rate on the balance sheet date, with resulting translation adjustments recorded in other comprehensive income. Revenues and expenses are translated at average rates prevailing during the year. Foreign exchange gains and losses arising from transactions denominated in a currency other than the functional currency are included in income. The effect of exchange rate changes on intercompany transactions of a long-term investment nature are included in other comprehensive income. Head N.V. has a functional currency of the Euro.

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

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Stock-Based Compensation

The company accounts for its stock option plan using the fair value method in accordance with Statement of Financial Accounting Standards No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation.

Debt Issuance Costs

Debt issuance costs are capitalized and amortized over the term of the debt.

Income Taxes

The provision for income taxes is based on income recognized for financial statement purposes and includes the effects of temporary differences between such income and that recognized for tax return purposes. With the exception of Head Holding Unternehmensbeteiligung GmbH, all of the Company's Austrian subsidiaries are included in a consolidated Austrian federal income tax return. Separate provisions for income taxes have been prepared for the Company's other subsidiaries. Deferred taxes are calculated by using the prevailing tax rates.

The Company provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Computation of Net Income (Loss) per Share

Net income (loss) per share is computed under Statement of Financial Accounting Standards No. 128 ("SFAS 128"), Earnings per Share. Basic net income per share is computed by dividing the net income for the period by the weighted average number of ordinary shares outstanding during the period. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares are composed of incremental shares issuable upon the exercise of share options, and are included in diluted net income per share to the extent such shares are dilutive.

The following table sets forth the computation of diluted weighted average shares outstanding for the periods indicated:

                                                                  For the Years Ended
                                                                      December 31,
                                                             ------------------------------

                                                               2001       2002       2003
                                                             --------   --------   --------
                                                                     (in thousands)

Weighted average shares outstanding - basic...............    38,083     37,356     36,285
Dilutive effect of stock options..........................     1,733         --         --
                                                          ---------------------------------

Weighted average shares outstanding - diluted.............    39,816     37,356     36,285

For the years ended December 31, 2002 and 2003, the diluted weighted average shares outstanding exclude the incremental effect of 1,789,490 and 1,347,773 stock options, respectively because it would have been anti-dilutive for these periods.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant of these estimates are impairments, allowances for doubtful accounts, product warranties and returns, inventory obsolescence and valuation allowances on deferred tax assets. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" which requires companies to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. SFAS 143 is effective for financial statements for fiscal years beginning after June 15, 2002. The adoption of SFAS 143 had no impact on the Company's financial position and results of consolidated operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. This standard has been adopted from January 1, 2003 and applied for exit and disposal activities entered into in 2003.

In January 2003, the Emerging Issues Task Force (EITF) issued EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables". EITF 00-21 addresses the issues of (1) how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting; and (2) how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF 00-21 does not change otherwise applicable revenue recognition criteria. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. EITF 00-21 had no impact on our financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires a liability to be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements, such as certain indemnity provisions and guarantees of third party debt. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. Management has adopted FIN 45 and there was no impact on our financial position or results of operations.

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

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


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

       In December 2003, the FASB revised FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46) and codified certain FASB Staff Positions (FSPs) previously issued for FIN 46 in FASB Interpretation No. 46, Revised (FIN 46R). FIN 46 as originally issued and as revised by FIN46R, establishes consolidation criteria for entities for which control is not easily discernable under ARB 51. The adoption of FIN 46 and FIN 46R in 2003 did not have a material impact on our financial position or result of operations.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS 149 amends SFAS No. 133 to provide clarification on the financial accounting and reporting of derivative instruments and hedging activities and requires that contracts with similar characteristics be accounted for on a comparable basis. The provisions of SFAS 149 are effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. Management has assessed the impact of the adoption of SFAS 149 and concluded that there was no material impact on our results of operations or financial position.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards on the classification and measurement of certain financial instruments with characteristics of both liability and equity. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and to all other instruments that exist as of the beginning of the first interim period beginning after June 15, 2003. Management has assessed the impact and concluded that there was no impact on the adoption of SFAS No. 150.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits". This Statement establishes standards on additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows, and net periodic costs of defined benefit pension plans and other defined postretirement plans separately for pension plans and other postretirement benefit plans. SFAS No. 132 (revised 2003) is effective for financial statements with fiscal years ending after December 15, 2003. The standard has been adopted.

Note 3 - Goodwill and Other Intangible Assets

Effective January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, and ceased amortization of purchased goodwill and trademarks, which were determined to be indefinite-lived.

Intangible assets consist of the following (in thousands):
                                                              December 31,
                                                     ---------------------------
                                                         2002            2003
                                                     -----------     -----------

Trademarks...........................................$    19,066     $    19,066
Goodwill.............................................      3,926           3,926
                                                     -----------     -----------

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


                                                          22,992          22,992
Less: Accumulated amortization of trademarks.........     (2,529)        (2,529)
Less: Accumulated amortization of goodwill...........       (227)          (227)
                                                     -----------     -----------
    Total Intangible assets, net.....................$    20,236     $    20,236
                                                     ===========     ===========

The Company completed the transitional impairment tests for goodwill and indefinite-lived intangibles as of January 1, 2002, and the annual impairment test, in the fourth quarter of 2002 and 2003, as required by SFAS No. 142. In doing so, the Company determined that goodwill and trademarks are not impaired; therefore no impairment charge was recorded.

The effects of adopting the new standards on net income (loss) and basic and diluted earnings per share for the years ended December 31, 2001, 2002 and 2003, are as follows (in thousands, except share data):

                                                         Net Income
Year Ended December 31,                         2001         2002         2003
--------------------------------------------------------------------------------
Net Income (Loss)..........................  $  9,424    $ (2,615)    $ (14,657)
Add: Goodwill amortization.................        58          --            --
Trademark amortization.....................       858          --            --
                                             --------    --------     ---------
Adjusted Net Income (Loss).................  $ 10,340    $ (2,615)    $ (14,657)
                                             ========    ========     =========


                                                                        Earnings per Share
                                                            Basic                             Diluted
Year Ended December 31,                         2001        2002        2003        2001        2002       2003
-----------------------------------------------------------------------------------------------------------------
Net Income (Loss)..........................  $   0.25    $ (0.07)    $  (0.40)    $   0.24   $  (0.07)   $ (0.40)
Add: Goodwill amortization.................      0.00         --           --         0.00         --         --
     Trademark amortization................      0.02         --           --         0.02         --         --
                                             --------    -------     --------     --------   --------    -------
Adjusted Net Income (Loss).................  $   0.27    $ (0.07)    $  (0.40)    $   0.26   $  (0.07)   $ (0.40)
                                             ========    =======     ========     ========   ========    =======



Note 4 - Accounts Receivable


Accounts receivable consist of the following (in thousands):

                                                             December 31,
                                                    ---------------------------
                                                        2002            2003
                                                    -----------      ----------
Trade debtors.....................................  $   160,835      $  198,110
Other receivables.................................       12,109          13,710
Allowance for doubtful accounts...................      (11,834)        (15,822)
                                                    -----------      ----------
   Accounts receivable, net.......................  $   161,109      $  195,998
                                                    ===========      ==========

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Note 5 - Inventories

Inventories consist of the following (in thousands):

                                                               December 31,
                                                       -------------------------
                                                           2002          2003
                                                       -----------    ----------
Raw materials and supplies..........................   $  18,526      $  21,545
Work in process.....................................       6,486          9,388
Finished goods......................................      67,766         66,421
Provisions..........................................     (15,140)       (16,154)
                                                       ---------      ---------
Total inventories, net..............................   $  77,638      $  81,200
                                                       =========      =========


Note 6 - Marketable Securities

Marketable securities consist of the following (in thousands):


                                                             December 31,
                                                    -------------------------
                                                        2002          2003
                                                    -----------    ----------
Available-for-Sale
------------------

Austrian government debt securities.................$       114    $       137
Corporate debt securities...........................        340            410
Other securities....................................      2,264          2,602
                                                    --------------------------
    Total Marketable securities available-for-sale..      2,718          3,149

    Less: Short-term portion........................       (402)          (323)
                                                    -----------    -----------
    Total Long-term marketable securities...........$     2,316    $     2,826
                                                    ===========    ===========


The following table is a summary of the Company's investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a unrealized loss position, at December 31, 2003.

                                    Less Than 12 Months     12 Months or More              Total
                                   --------------------    --------------------    --------------------
                                   Fair      Unrealized    Fair      Unrealized    Fair      Unrealized
                                   Value       Losses      Value       Losses      Value       Losses
                                  -------    ----------   -------    ----------   -------    ----------
Austrian government
debt securities .............      $ --        $ --        $  137      $    0      $  137      $    0
Corporate debt securities ...        --          --           410           0         410           0
                                   ------      ------      ------      ------      ------      ------
  Subtotal, debt securities..        --          --           547           0         547           0
Other securities ............         323           0       2,279         208       2,602         208
                                   ------      ------      ------      ------      ------      ------
  Total temporarily
  impaired securities .......      $  323      $    0      $2,826      $  208      $3,149      $  208
                                   ======      ======      ======      ======      ======      ======

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Maturities of debt securities are as follows (in thousands):

                                                                    December 31,
                                                                    ------------
                                                                        2003
                                                                    ------------


Mature within 1 year................................................$      --
Mature between one year and five years..............................      547
Mature between five years and ten years.............................       --
Mature after ten years..............................................       --
                                                                    ---------
Total Marketable securities.........................................$     547
                                                                    =========

Marketable securities with a maturity of less than one year are included in other current assets in the accompanying consolidated balance sheets.

Note 7 - Property, Plant and Equipment

Property, plant and equipment consist of the following (in thousands):

                                                            December 31,
                                                  -----------------------------
                                                     2002               2003
                                                  -----------       -----------

Land..............................................$     4,150       $     4,490
Buildings.........................................     26,800            36,214
Machinery and equipment...........................    133,531           164,013
                                                    ---------        ----------
                                                      164,481           204,718
Less: Accumulated depreciation....................    (91,325)         (128,024)

    Total Property, plant and equipment, net......$    73,156       $    76,694
                                                   ==========        ==========


The useful lives used in computing depreciation are as follows:
                                                                        Years
                                                                       -------
Buildings..............................................................10 - 48
Machinery and equipment.................................................2 - 20


Note 8 - Credit Risk Concentrations

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, marketable securities and accounts receivable. The Company places cash with high quality financial institutions. The Company's customers are concentrated in the retail industry however, concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their dispersion across many geographic areas. The Company generally performs credit reviews and sometimes obtains credit insurance before extending credit.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Note 9 - Fair Value of Financial Instruments

The carrying value of the Company's financial instruments approximates fair value at December 31, 2002 and 2003. The carrying amounts reported in the consolidated balance sheet for cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and short-term borrowings approximate fair value due to the short maturity of these instruments and the floating interest rates of the short-term borrowings. The carrying amounts of marketable securities are equal to fair value on quoted market prices at December 31, 2002 and 2003 (see Note 6).

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

The Company recorded the change in fair market value of derivatives related to cash flow hedges to AOCI of $0.6 million and $1.1 million, net of tax, for year ended December 31, 2002 and 2003, respectively, all of which is expected to be reclassified to earnings during the next twelve months. The time value component excluded from effectiveness testing was not material for the periods presented.

For the year ended December 31, 2002 and 2003, the Company reclassified a gain from AOCI to earnings of $1.5 million and $0.6 million, net of tax, respectively.

The following table provides information regarding the Company's foreign exchange forward and option contracts as of December 31, 2002 and 2003. The fair value of the foreign currency contracts represent the amount the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturity.

                                                    As of December 31, 2002
                                            ------------------------------------
                                             Contract      Carrying      Fair
                                              amount         value       value
                                            -----------   ----------   ---------

Forward foreign exchange contracts..........$ 13,566      $   140      $  140
Foreign exchange option contracts...........$  1,854      $    33      $   33




                                                    As of December 31, 2003
                                            ------------------------------------
                                             Contract      Carrying      Fair
                                              amount         value       value
                                            -----------   ----------   ---------

Forward foreign exchange contracts..........$ 11,997      $   811      $  811
Foreign exchange option contracts...........$  1,870      $    86      $   86

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategies for undertaking various hedge transactions. The Company links all derivatives that are designated as hedging instruments in foreign currency cash flow hedges to forecasted

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


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

Note 10 - Short-Term Borrowings

Short-term borrowings before reclassification of $31.8 million to long-term debt (see note 29) consist of the following (in thousands):

                                                           December 31,
                                                    --------------------------
                                                       2002           2003
                                                    -----------    -----------
Lines of credit.....................................$    58,773    $    69,265

In the second quarter of 2001, the Company's subsidiaries entered into a new financing agreement providing multiple revolving credit lines with the "Raiffeisenzentralbank" ("RZB"), "Erste Bank" and "Osterreichische Kontrollbank" ("OEKB") which were renegotiated in 2003, in the total amount of (euro)25.0 million ($31.6 million) secured by all Austrian trade receivables. In addition, the Company has lines of credit with several banks in Italy, France, Austria, Czech Republic, Canada and Japan of $51.3 million. Further, the Company has a $15.0 million credit line with Fleet Capital Corporation. As of December 31, 2003, $0.2 million was restricted under this agreement. As of December 31, 2003, $23.5 million was available under these credit lines and $4.9 million have been pledged for certain agreements. The weighted average interest rate on outstanding short-term borrowings was 3.7% and 3.2% as of December 31, 2002 and 2003, respectively.

The Company intends and has the ability to repay $31.8 million of its short-term loans by senior notes, therefore they have been reclassified to long-term debt as of December 31, 2003 (see note 29).

Note 11 - Accounts Payable

Accounts payable consist of the following (in thousands):

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


                                                             December 31,
                                                         2002         2003
                                                      ---------    ---------

Accounts payable - trade............................. $  21,815    $  24,123
Salaries and wages...................................     1,952        2,172
Allowances and Warranty..............................       510          894
Customs duties.......................................        36        1,469
Fiscal authorities...................................     2,377        3,697
Social institutions..................................     1,021        1,626
Other................................................     5,358        5,487
                                                      ---------    ---------
                                                      $  33,069    $  39,468
                                                      =========    =========



Note 12 - Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

                                                             December 31,
                                                      ----------------------
                                                         2002         2003
                                                      ---------    ---------

Employee compensation and benefits................... $   6,643    $  9,568
Accrued warranties and allowances....................     8,055       8,305
Advertising..........................................     1,896       2,718
Legal, auditing and consulting fees..................     1,994       2,423
Fiscal authorities...................................     2,366         328
Commissions..........................................     1,380       4,199
Accrued interest.....................................     3,564       4,442
Restructuring........................................        --       4,800
Other................................................    13,490      15,109
                                                      ---------    --------
                                                      $  39,388    $ 51,892
                                                      =========    ========

The restructuring accruals include those for severance and excess rent. (See
Note 28).

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Product Warranties

Included in accrued warranties and allowances are product warranties that have a probable likelihood of loss and are estimated based on weighted prior year experiences for recognized revenues. As of December 31, 2003, accruals for warranties consist of the following (in thousands):

                                                December 31,
                                                    2003
-------------------------------------------------------------
Balance at the beginning of the period          $    2,484
Current year provision                               2,859
Settlements made during the period                  (2,707)
Reversal                                               (25)
Translation adjustment                                 492
                                                -----------
Balance at the end of the period                $    3,103
                                                ===========

Note 13 - Long-Term Debt

Long-term debt before reclassification consists of the following (in thousands):

                                                             December 31,
                                                     ---------------------------
                                                         2002           2003
                                                     ---------------------------

Senior notes.......................................    68,852         82,925
Other long-term debt...............................    27,268         32,642
                                                     ----------    -----------
    Total long-term borrowings.....................
                                                       96,120        115,567
    Less current portion...........................    (2,349)        (3,392)
                                                     ----------    -----------
    Long-term portion..............................  $ 93,771    $   112,175
                                                     ==========    ===========


As of December 31, 2003, $31.8 million of its short-term loans have been reclassified due to the Company's intention and ability to refinance it by senior notes (see note 29).

Senior Notes

On July 15, 1999, one of the Company's wholly-owned subsidiaries, Head Holding issued (euro)100.0 million of senior notes. The notes bear interest of 10.75% per annum, which is payable semi-annually and mature in total on July 15, 2006. Among other restrictions, the notes include certain restrictive terms regarding investments, distributions and incurrence of additional indebtedness by the Company.

On January 5, 2000, a registration statement for the exchange of the original 10.75% senior notes for new 10.75% senior notes was made effective by the U.S. Securities Exchange Commission (SEC). On February 9, 2000, this Exchange Offer was consummated.

In October 2000, the Company repurchased (euro)30.9 million of its senior notes in a series of transactions using part of the proceeds of the Company's initial public offering. In July 2002, the Company repurchased another (euro)3.6 million of its senior notes. The remaining balance of (euro)65.7 million ($82.9 million) at December 31, 2003, has been repaid with the proceeds of the senior notes offered in 2004 (see note 29).

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


The Company's future minimum lease payments as of December 31, 2003, are as follows:


                                    (in thousands)
------------------------------------------------------
2004                                $       1,014
2005                                        1,014
2006                                        1,014
2007                                        1,014
2008                                        1,014
Thereafter                                 18,929
                                     ------------
Total minimum payments                     24,001
Amount representing interest              (10,772)
                                     ------------
Obligations under financing
activity                                   13,230
Obligations due within one year              (138)
                                     ------------
Long-term obligations under
financing activity                  $      13,092
                                     ============


As of December 31, 2003 the net book value of land and building under the sale-leaseback arrangement consists of the following (in thousands):


                                         Land        Building
--------------------------------------------------------------
Cost                                $    1,288     $   10,593

Less: Accumulated depreciation                         (8,540)
                                                   ----------
Net book value                      $    1,288     $    2,053
                                    ==========     ==========

Mortgage Agreement

In 2002, one of the Company's subsidiaries entered into a mortgage agreement secured by the Penn Phoenix property with an unrelated financial institution of $4.8 million over a 15 year term at an interest rate of 7.33%.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Other Long-Term Debt

Other long-term debt comprises secured loans in Austria, Italy and Czech Republic outstanding with several banks. The weighted average interest rate on outstanding borrowings was 3.9% and 2.7% as of December 31, 2002 and 2003, respectively. Borrowings mature at various dates through 2009.

Maturities of Long-Term Debt

Aggregate maturities of long-term debt, other than the sale-leaseback transaction and before reclassification are as follows (in thousands):


                                                       December 31,
                                                           2003
                                                       ------------


2004.............................................       $   3,254
2005.............................................           3,003
2006.............................................          85,483
2007.............................................           2,604
2008.............................................           5,869
Thereafter.......................................           2,124
                                                        ---------
                                                        $ 102,337
                                                        =========


Note 14 - Pension and Other Postretirement Benefit Plans

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

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


The table below shows the obligations and funded status as of December 31, 2002 and 2003 (in thousands):

                                                       Pension Benefits         Other Benefits
                                                    ---------------------   ---------------------
                                                      2002        2003        2002        2003
                                                    --------    --------    --------    --------
Change in benefit obligation
Benefit obligation at beginning of year .........   $  6,850    $  8,301    $ 11,775    $ 14,318
Service cost ....................................        449         541       1,408       1,643
Interest cost ...................................        346         444         351         456
Plan amendments .................................         --         (22)         --          --
Actuarial loss (gain) ...........................        (39)       (268)        260         138
Benefit payments ................................       (251)       (275)     (1,152)     (2,808)
Translation adjustment ..........................        945       1,671       1,676       2,849
                                                    --------    --------    --------    --------
Benefit obligation at end of year ...............      8,301      10,392      14,318      16,595
                                                    --------    --------    --------    --------
Change in plan assets
Fair value of plan assets at beginning of year...      4,108       4,490        --          --
Actual return on plan assets ....................       (380)        201        --          --
Employer contribution ...........................        198         185        --          --
Benefit payments ................................        (69)        (57)       --          --
Plan participants' contributions ................        138         114        --          --
Asset transferred out ...........................         --         (10)       --          --
Translation adjustment ..........................        495         808        --          --
                                                    --------    --------    --------    --------
Fair value of plan assets at end of year ........      4,491       5,730        --          --
                                                    --------    --------    --------    --------
Funded status ...................................      3,810       4,661      14,318      16,595
Unrecognized net actuarial gain .................       (737)       (849)     (1,931)     (2,109)
Unrecognized prior service cost .................        126          96        --          --
Unrecognized net transition obligation ..........         48          56          19
Translation adjustment ..........................        (61)        (81)       (328)       (277)
                                                    --------    --------    --------    --------
Net amount recognized ...........................   $  3,186    $  3,884    $ 12,077    $ 14,210
                                                    ========    ========    ========    ========


Amounts recognized in the statement of financial positions consists of (in thousands):

                                                       Pension Benefits         Other Benefits
                                                    ---------------------   ---------------------
                                                      2002        2003        2002        2003
                                                    --------    --------    --------    --------
Other assets......................................  $   (343)   $   (404)   $     --    $     --
Accrued benefit cost..............................     3,589       4,355      12,077      14,210
Accumulated other comprehensive income............       (60)        (67)         --          --
                                                    --------    --------    --------    --------
Net amount recognized.............................  $  3,186    $  3,884    $ 12,077    $ 14,210
                                                    ========    ========    ========    ========

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


As of December 31, 2002 and 2003 pension plans with an accumulated benefit obligation excess of plan assets consist of the following (in thousands).

                                                             December 31,
                                                      -------------------------
                                                         2002           2003
                                                      ----------     ----------
Projected benefit obligation ...................         $832           $884
Fair Value of plan assets ......................          383            465


The Company's assets consist of equity funds at December 31, 2002 and 2003.

As of December 31, 2002 and 2003, the components of net periodic benefit costs consist of the following (in thousands):

                                          Pension Benefits      Other Benefits
                                        ----------------------------------------
                                          2002       2003       2002      2003
                                        --------   --------   --------  --------
Service cost .........................  $  449     $  541     $1,408    $1,643
Interest cost ........................     346        444        351       456
Expected return on plan assets .......    (256)      (306)
Amortization of transition asset .....      --         (3)        --        --
Amortization of prior service cost ...      --        (22)        --        --
Recognized actuarial loss ............      16         14         58       264
                                        --------   --------   --------  --------
Net periodic benefit cost ............  $  555     $  668     $1,818    $2,363
                                        ========   ========   ========  ========


As of December 31, 2002 and 2003 the weighted average assumptions used to determine benefit obligations are as follows:

                                          Pension Benefits      Other Benefits
                                        ----------------------------------------
                                          2002       2003       2002      2003
                                        --------   --------   --------  --------
Discount rate.........................    5.3%       5.0%       5.0%      5.0%
Rate of compensation increase.........    3.2%       3.0%       3.0%      3.0%

As of December 31, 2002 and 2003 the weighted average assumptions used to determine net periodic benefit cost are as follows:

                                            Pension Benefits    Other Benefits
                                          --------------------------------------
                                            2002      2003      2002      2003
                                          --------  --------  --------  --------
Discount rate.............................  4.8%      4.7%      5.0%      5.0%
Expected long-term return on plan assets..  5.8%      5.3%       --         --
Rate of compensation increase.............  2.9%      2.7%      3.0%      3.0%

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Note 15 - Commitments and Contingencies

Operating Leases

The Company leases certain office space, warehouse facilities, transportation and office equipment under operating leases which expire at various dates through 2009. Rent expense was approximately $2.3 million, $3.1 million and $3.6 million for the years ended December 31, 2001, 2002 and 2003, respectively.

Future minimum payments under non-cancelable operating leases with initial or remaining lease terms in excess of one year are as follows as of December 31, 2003 (in thousands):

                                                           December 31,
                                                               2003
                                                           ------------
2004...................................................    $    4,700
2005...................................................         3,997
2006...................................................         3,363
2007...................................................         2,969
2008...................................................         2,511
Thereafter.............................................           596
                                                           ----------
                                                           $   18,136
                                                           ==========


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

Note 16 - Accumulated Other Comprehensive Income Balance

The following table shows the components of AOCI:

                                                      For the Year Ended December 31, 2003
                                -----------------------------------------------------------------------------
                                 Foreign       Unrealized                                        Accumulated
                                 Currency       Gains on        Minimum                             Other
                                Translation    Derivative       Pension       Unrealized Loss   Comprehensive
                                Adjustment     Instruments    Liabilities      on Securities        Income
                                ----------     -----------    -----------     ---------------   -------------
                                                               (in thousands)

Beginning balance............   $   22,210      $     102       $   (60)        $    (138)       $   22,114
Current-period
changes......................       26,543            511            --                33            27,087
Translation Adjustments......           --            (20)           (7)              (32)              (59)
                                ----------      ---------       -------         ---------        ----------
Ending balance...............   $   48,753      $     592       $   (67)        $    (137)       $   49,142
                                ==========      =========       =======         =========        ==========

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Note 17 - Shareholders' Equity

The Company is a Naamloze Vennootschap ("N.V."), a limited liability company under Dutch law. The registered capital of a N.V. is in the form of shares which represent negotiable securities. The minimum registered and authorised capital requirement is(euro)225,000 (approximately $0.24 million) and the minimum paid in capital requirement for a N.V. is(euro)45,000 (approximately $0.05 million).

At December 31, 2002 and 2003, 39,820,677 shares were issued, respectively.

Dividends

The Company declared and paid a dividend of (euro)0.14 (approximately $0.13) per share during the year ended December 31, 2002. In 2003, due to the current economic environment the Company did not consider it prudent to pay a dividend.

Treasury Stock

On May 28, 2002, the Board of Management was granted the authority to repurchase shares representing up to 10% of the Company's issued share capital was extended until November 28, 2003. Pursuant to this resolution between August 15, 2002 and October 21, 2002 the Company purchased 1,247,050 shares of treasury stock at the prevailing price in the total amount of $3.0 million.

Pursuant to resolutions which were approved on May 20, 2003 the Board of Directors is authorized to buy back a maximum of 30% of the Company's issued share capital during a period of 18 months, although the Company will not hold more than 10% of the Company's issued shares at any time. For the year ended December 31, 2003, the Company has purchased 577,775 shares of treasury stock at the prevailing price in the total amount of $1.2 million.

As of December 31, 2002 and 2003, the Company held 1,843,460 and 2,421,235 treasury shares, respectively.

Stichting

The Stichting Head Option Plan (the "Stichting") is a Dutch foundation, the Board of which is Head Sports Holdings N.V., an entity that is ultimately controlled by Johan Eliasch and his family members. The Stichting holds, votes, and receives dividends on certain of the Company's ordinary shares. In conjunction with the Company's option plans (see Note 27), the Stichting also issues depository receipts to option holders, upon exercise of the option. Holders of depositary receipts are entitled to dividends paid on the Company's shares and to proceeds on the sales of their shares upon request to the Stichting. However, such holders have no voting rights.

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

In 2002, option holders exercised 607,622 options under "Plan 1998". The Company repurchased certain of these shares via the Stichting at a market price of $1.3 million.

In 2003, 56,790 options under our stock option plan 1998 were exercised at a price between $0.29 and $0.31 per share.

As of December 31, 2002 and 2003, the Stichting held 1,433,678 and 1,376,888 treasury shares, respectively.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Note 18 - Income Taxes

The following table summarizes the significant differences between the Dutch federal statutory tax rate and the Company's effective tax rate for financial statement purposes.

                                              For the Years Ended December 31,
                                          --------------------------------------
                                            2001           2002           2003
                                          --------       --------       --------
Dutch statutory tax rate ............       35.0%            34.5%        34.5%
Tax rate differential ...............       (0.4)           159.1         (0.1)
Other ...............................       (2.9)        26,437.7         (6.9)
Foreign rate differentials ..........        0.4         (1,127.7)         0.7
Valuation allowance .................       (4.5)        (7,970.3)       (34.2)
                                          --------       --------       --------
Effective tax rate ..................       27.6%        17,533.3%        (6.0)%
                                          ========       ========       ========

In 2002, the Dutch statutory tax rate differed from the effective tax rate primarily due to significant incremental income tax in Austria and Italy.

Deferred tax assets (liabilities) consist of the following as of December 31, 2002 and 2003 (in thousands):

                                                              December 31,
                                                       -------------------------
                                                         2002            2003
                                                       ---------      ---------
Short-term:

Deferred tax assets:

Tax loss carried forward .........................      $  3,306       $  4,437
Inventory reserve ................................         4,690          5,387
Reserve for doubtful accounts ....................         1,420          2,441
Other ............................................         2,093          3,536
                                                       ---------      ---------
    Total Short-term deferred tax assets .........        11,509         15,800

Deferred tax liabilities:

Deferred expenses ................................      $ (1,473)        (1,291)
Accrued liabilities ..............................          (265)          (240)
Other ............................................          (454)        (3,006)
                                                       ---------      ---------
    Total Short-term deferred tax liability ......        (2,192)        (4,537)

                                                       ---------      ---------
    Total Short-term deferred tax assets, net ....      $  9,317       $ 11,262
                                                       =========      =========


The short-term deferred tax asset, net is classified in prepaid expenses.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


                                                              December 31,
                                                      --------------------------
                                                         2002            2003
                                                      ----------      ---------
Long-term:

Deferred tax assets:

Tax loss carried forward .......................      $ 102,094       $ 130,134
Intangible assets ..............................          1,533             617
Fixed assets ...................................            596             833
Lease obligations ..............................          3,773           4,498
Other ..........................................            730             887
                                                      ---------       ---------
    Total Long-term deferred tax assets ........        108,726         136,969

Deferred tax liabilities:

Investments ....................................      $ (16,291)        (18,820)
Fixed assets ...................................         (1,608)         (1,952)
Other ..........................................         (1,046)           (778)
                                                      ---------       ---------
    Total Long-term deferred tax liability .....        (18,945)        (21,551)

Valuation allowance ............................        (11,633)        (23,358)
                                                      ---------       ---------
    Total Long-term deferred tax assets, net ...      $  78,148       $  92,060
                                                      =========       =========


The Company has net operating loss carryforwards of approximately $307.2 million and $394.5 million as of December 31, 2002 and 2003, respectively. These net operating losses are available in the following jurisdictions (in thousands):

                                                             December 31,
                                                      -------------------------
                                                        2002            2003
                                                      ---------       ---------
Austria.........................................      $ 276,233       $ 348,791
Germany.........................................          8,648          19,184
Other Europe....................................            812           4,615
Japan...........................................            318              --
North America...................................         21,204          21,916

                                                      $ 307,215       $ 394,506
                                                      =========       =========

The table below shows income (loss) before income taxes by geographic region (in thousands):

                                          For the Years Ended December 31,
                                   --------------------------------------------
                                     2001              2002              2003
                                   --------          --------          --------
Austria ..................         $ 10,505          $  2,420          $  1,497
Germany ..................             (233)              129                 5
Other Europe .............           (3,441)             (289)          (15,123)
Japan ....................            1,134             1,276             1,198
North America ............            6,608            (3,520)           (1,401)
                                   --------          --------          --------
Total ....................         $ 14,573          $     15          $(13,825)
                                   ========          ========          ========

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


In July 1996, commensurate with the European Commission's (EC) decision allowing the contribution received by HTM Sport- und Freizeitgerate AG (HTM) from Austria Tabak (former owner) as restructuring aid, the EC limited the utilization of certain net operating losses (approximately $65.5 million as of December 31, 2003). These net operating losses and any related deferred tax asset are not included in the above amounts due to the limitation.

In light of the Company's profitability, the Company released a substantial portion of the valuation allowance in 2001 relating to net operating loss carryforwards.

Austria and Germany allow an unlimited carryover of net operating losses, whereas Japan and the United States allow 5 and 15 year carryovers, respectively.

Note 19 - Employee Termination and Other Related Costs

The company accrued a one time employee termination benefit and other related costs of $ 0.8 million in the first quarter of 2001 which is included in general and administrative expense in the accompanying consolidated financial statements of operations.

Note 20 - Research and Development Expense

The Company incurred research and development expense in the amount of $9.5 million, $11.0 million and $13.6 million for the years ended December 31, 2001, 2002 and 2003, respectively. Research and development expense is included in cost of sales in the accompanying statements of operations.

Note 21 - Advertising Expense

The Company incurred advertising costs of $35.7 million, $32.8 million and $36.9 million for the years ended December 31, 2001, 2002 and 2003, respectively. Advertising expenses are included in selling and marketing expense in the accompanying consolidated statement of operations.

Note 22 - Segment Information

The Company operates in one industry segment, Sporting Goods. The tables below show revenues from external customers and long-lived assets by geographic region based on the location of the Company's subsidiaries (in thousands):

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


                                             For the Years Ended December 31,
                                          --------------------------------------
                                            2001           2002           2003
                                          --------        -------       --------

Revenues from External Customers:
Austria ...........................       $ 67,753       $ 61,151       $ 85,511
Italy .............................         63,924         60,554         60,778
Germany ...........................         41,818         41,845         47,946
France ............................         29,077         27,885         33,212
United Kingdom / Ireland ..........          8,345         17,923         20,590
Japan .............................         17,940         20,098         21,697
Other (Europe) ....................         31,254         34,235         40,632
North America .....................        131,911        123,794        120,843
                                          --------        -------       --------
   Total revenues .................       $392,021       $387,487       $431,208
                                          ========        =======       ========


                                                                December 31,
                                                           -------------------
                                                             2002       2003
                                                           --------   --------
Long-lived assets:
Austria..................................................  $ 20,722   $ 24,242
Italy ...................................................    21,553     22,953
Germany .................................................     1,019        841
France ..................................................       199        218
United Kingdom / Ireland ................................     6,102      3,992
Japan ...................................................     1,516      1,625
Other (Europe) ..........................................     9,857     12,360
North America ...........................................    32,426     30,699
                                                           --------   --------
   Total Assets..........................................  $ 93,393   $ 96,930
                                                           ========   ========

Note 23 - Related Party Transactions

The Company receives administrative services from corporations which are ultimately owned by the principal shareholder of the Company. Administrative expenses amounted to approximately $1.2 million, $1.2 million and $3.5 million for the years ended December 31, 2001, 2002 and 2003, respectively. The company is based in the Netherlands and provides investor relations, corporate finance, legal and consulting services.

In 2002 and 2003, one of the Company's subsidiaries leased its office building from its general manager. Rental expenses amounted to approximately $0.1 million and $0.04 million for the years ended December 31, 2002 and 2003.

Note 24 - Invested Intercompany Loans

As of January 2, 2003 one of the Company's euro-based subsidiaries reclassified non-euro denominated intercompany accounts receivable to permanently invested intercompany receivables of $36.1 million and recorded foreign exchange losses of $6.6 million in other comprehensive income.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Note 25 - Gain on sale of Property

In 2001 and 2002, the Company sold in parts the building used in its Italian operations for $1.1 million and $0.6 million, respectively, resulting in a gain of $0.9 million in 2001 and $0.4 million in 2002.

The Company's total proceeds on the sale of property were $1.1 million, $2.1 million and $0.3 million resulting in gains of $0.9 million, $0.8 million and a loss $0.1 million for the years ended December 31, 2001, 2002 and 2003, respectively. These gains (loss) are included in general and administrative expense in the accompanying consolidated statements of operations.

Note 26 - Equity investment

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

Note 27 - Stock Option Plans

The Company accounts for its stock options in accordance with SFAS 123. Accordingly, the Company records stock-based compensation expense based on the grant-date fair values of the stock options computed using the Black-Scholes option pricing model. Stock-based compensation expense is recognized over the vesting term of the options and amounted to $2.0 million, $1.6 million and $0.7 million for the years ended December 31, 2001, 2002 and 2003, respectively.

Plan 1998

In November 1998, the Company adopted the Head Tyrolia Mares Group Executive Stock Option Plan (the "Plan"). A total of 2,424,242 options were reserved to be granted under the terms of the Plan. The Plan provided for grants of stock options to officers and key employees of Head N.V. and its subsidiaries. The exercise price for all stock options granted under the Plan was fixed at inception of the Plan and increases at the rate of 10% per annum until the options are exercised. Options generally vest over a period of 4 years and are subject to the Company meeting certain earnings performance targets during this period. Options vested under the plan were not exercisable prior to the end of the two year lock-up period following the initial public offering. Options have a maximum term of 10 years. As of December 31, 2003, 145,848 shares were available for grant under the Plan.

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

As of December 31, 2003, the weighted average remaining contractual life of the outstanding stock options is 5.6 years, and 770,528 options are vested and exercisable.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


                                                    Exercise Price Less Than
                                                   Grant Date Stock Fair Value
                                                 -------------------------------
                                                   Number of    Weighted average
                                                   of shares     exercise price
                                                 -------------  ----------------

Balance, December 31, 1998.......................     1,465,686     $   0.32
Granted..........................................       783,620         0.32
                                                 --------------     --------
Balance, December 31, 1999.......................     2,249,306         0.32
Granted..........................................        29,088         0.32
                                                 --------------     --------
Balance, December 31, 2000 and 2001..............     2,278,394         0.32
Exercised (see Note 17)..........................     (607,622)         0.32
                                                 --------------     --------
Balance, December 31, 2002.......................     1,670,772         0.32
Exercised (see Note 17)..........................      (56,790)         0.32
                                                 --------------     --------
Balance, December 31, 2003.......................     1,613,982     $   0.32
                                                 ==============     ========

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

The exercise price for all stock options granted under the Plan was fixed at inception of the Plan 2001. The vesting period varies from 0 to 6 years. The Chairman and Chief Executive Officer received 1,426,470 options under this grant, which vested immediately. The Company assumes that all options granted will become fully vested. Options have a maximum term of 10 years. As of December 31, 2003 no shares were available for grant under the Plan 2001.


                                                   Exercise Price Greater Than
                                                   Grant Date Stock Fair Value
                                                 -------------------------------
                                                   Number of    Weighted average
                                                   of shares     exercise price
                                                 -------------  ----------------

Balance, December 31, 2000.......................            0    $        --
Granted..........................................    3,982,068           4.31
                                                 -------------    -----------
Balance, December 31, 2001, 2002 and 2003........    3,982,068    $      4.31
                                                 =============    ===========

As of December 31, 2003, the weighted average remaining contractual life of the outstanding stock options is 7.7 years, and 1,701,480 options are exercisable under the Plan 2001.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Note 28 - Restructuring Costs

In 2003 the Company announced a number of restructuring initiatives.

US facility consolidation

In order to increase utilization of the Company's warehouse facilities and to centralize headquarter functions the Company recorded restructuring costs $0.4 million consisting of termination benefits incurred for the movement of our US winter sports organization to our US headquarters, the shutdown of current warehouse facilities and, the closing of the office, and other costs associated with the restructuring program. As of December 31, 2003, these restructuring activities were completed and no additional costs are expected to be incurred.

Additionally, the Company shut down its US warehouse for diving products. Upon discontinuing use of the facility we expensed $0.4 million for excess rent. This restructuring process was finalized in January 2004.

Ireland facility closure

Further to improve utilization of the Company's production capabilities, the Company announced and is in the process of closings its tennis ball production facility in Mullingar, Ireland and transferring these operations to its existing, under-utilized plant in Phoenix, Arizona. We recognized costs totaling $7.0 million relating to this program consisting of an impairment and employee severance costs. The closing of the plant is scheduled for March 2004. In connection with these efforts we expect to incur additional costs of $2.1 million.

Estonia closure

The Company has transferred all of its manufacturing operations in Tallinn, Estonia, which manufacture ski boots and certain diving products, to a recently purchased plant in Litovel in the Czech Republic and expensed $0.6 million. The Company has already ceased production at its Estonia plant in preparation for the closing, currently scheduled for the end of 2004, and the subsequent sale of the property.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Impairment, restructuring charges and other related restructuring program costs incurred in 2003 are summarized as follows (in thousands):

                                                                                                           Total
                                                                                                        impairment,
                                                                                     Other related     restructuring
                                                                                        related         charges and
                                                          Employee                    restructuring    other related
                                                         termination                     program       restructuring
                                        Impairment        benefits     Excess rent        costs            program
                                        ----------      ----------      --------        ----------        ----------
US facility consolidation..........     $       --      $      427      $    380        $       --        $      807
Ireland facility closure..........           2,625           4,362            --                --             6,988
Estonia closure..................               --             386            --               187               573
                                        ----------      ----------      --------        ----------        ----------
                                             2,625           5,175           380               187             8,368
Identified restructuring and
future related program costs......              --              --            --             2,111             2,111
                                        ----------      ----------      --------        ----------        ----------
    Total restructuring costs.....      $    2,625      $    5,175      $    380        $    2,298        $   10,479
                                        ==========      ==========      ========        ==========        ==========

Restructuring costs
accrued............................     $       --      $    4,420      $    380        $       --        $    4,800
paid/incurred......................          2,625             755            --               187             3,567
                                        ----------      ----------      --------        ----------        ----------
    Restructuring costs
    incurred in 2003...............     $    2,625      $    5,175      $    380        $      187        $    8,368
                                        ==========      ==========      ========        ==========        ==========


Note 29 - Subsequent Events

In January 2004, one of the Company's subsidiaries sold (euro)135.0 million of 8.5% unsecured senior notes due 2014, guaranteed by Head N.V. and certain of its subsidiaries. An application has been made to list the notes on the Luxembourg Stock Exchange.

With the proceeds from the sale, all of the Company's outstanding 10.75% senior notes due 2006 were redeemed. The total redemption payment was (euro)70.1 million of which (euro)3.5 million represents the redemption premium. In addition, the Company expects to use a portion of the remaining proceeds to repay (euro)31.5 million of other outstanding debt. As of December 31, 2003,
(euro)25.1 million ($31.8 million) short-term loans have been reclassified to long-term debt due to the Company's intention to refinance them by senior notes. The remainder of the proceeds will be used for working capital and general corporate purposes.

                    Report of Independent Auditors
                   on Financial Statement Schedule

To the Shareholders and Board of Directors of Head N.V.

Our audits of the consolidated financial statements referred to in our report dated March 31, 2004, appearing on page F-2 of this Form 20-F, also inlcuded an audit of the financial statement schedule listed in
Item 18 of this Form 20-F. In our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PwC Wirtschaftsprufung AG


Vienna, Austria

March 31, 2004

                               HEAD N.V:

                Schedule II - Valuation and Qualifying Accounts


                                Balance at                                       Balance at
                                beginning               Deductions  Translation    end of
                                of period   Additions       (1)       effects      period
-------------------------------------------------------------------------------------------
                                                      (in millions)

Description:
Year ended
December 31, 2003:
Provision for doubtful
receivables                     $ 11.8       $  6.4       $  3.8      $  1.4       $ 15.8
Provision for inventories         15.1          4.5          5.4         2.0         16.2
Allowances for deferred
taxes                             11.6          9.5           --         2.2         23.4

Year ended
December 31, 2002:
Provision for doubtful
receivables                     $ 10.8       $  3.4       $  3.3      $  0.9       $ 11.8
Provision for inventories         14.0          4.7          5.2         1.6         15.1
Allowances for deferred
taxes                             13.0          1.1          3.2         0.9         11.6

Year ended
December 31, 2001:
Provision for doubtful
receivables                     $ 10.5       $  3.9       $  3.2      $ (0.4)      $ 10.8
Provision for inventories         11.5          6.9          3.9        (0.5)        14.0
Allowances for deferred
taxes                             23.8           --          9.9        (1.1)        13.0


(1) Represents amounts used for the purposes for which the accounts were created and reversal of amounts no longer required