Form 20-F
period 2004-12-31
HEAD NV
filed 2005-04-14
CIK 1123455

As filed with the Securities and Exchange Commission on April 14, 2005
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549
                                 ---------------
                                    FORM 20-F
                                 ---------------

                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2004

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

 Securities registered or to be registered pursuant to Section12(b) of the Act:

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

                                 ---------------

The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2004:

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
                                Yes  X  No
                                   ----   ----
            Indicate by check mark which financial statement item the
                       registrant has elected to follow.

                            Item 17   Item 18 X
                                   ---     -----
--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS..............................1
   ITEM 1:     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS...........2
   ITEM 2:     OFFER STATISTICS AND EXPECTED TIMETABLE.........................2
   ITEM 3:     KEY INFORMATION.................................................2
     3.A.     Selected Financial Data..........................................2
     3.B.     Capitalization and Indebtedness..................................5
     3.C.     Reasons for the Offer and Use of Proceeds........................5
     3.D.     Risk Factors.....................................................5
   ITEM 4:     INFORMATION ON THE COMPANY......................................8
     4.A.     History and Development of the Company...........................8
     4.B.     Business Overview................................................8
     4.C.     Organizational Structure........................................25
     4.D.     Property, Plant and Equipment...................................25
   ITEM 5:     OPERATING AND FINANCIAL REVIEW AND PROSPECTS...................26
     5.A.     Operating Results...............................................26
     5.B.     Liquidity and Capital Resources.................................35
     5.C.     Research and Development, Patents and Licenses..................37
     5.D.     Trend Information...............................................37
     5.E.     Off-Balance Sheet Arrangements..................................38
     5.F.     Disclosures of Contractual Obligations..........................39
   ITEM 6:     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.....................39
     6.A.     Directors and Senior Management.................................39
     6.B.     Compensation....................................................41
     6.C.     Board Practices.................................................42
     6.D.     Employees.......................................................43
     6.E.     Share Ownership.................................................43
   ITEM 7:     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..............45
     7.A.     Major Shareholders..............................................45
     7.B.     Related Party Transactions......................................45
     7.C.     Interest of Experts and Counsel.................................45
   ITEM 8:     FINANCIAL INFORMATION..........................................45
     8.A.     Consolidated Statements and Other Financial Information.........45
     8.B.     Significant Changes.............................................46
   ITEM 9:     THE OFFER AND LISTING..........................................46
     9.A.     Offer and Listing Details.......................................46
     9.B.     Plan of Distribution............................................47
     9.C.     Markets.........................................................47
     9.D.     Selling Shareholders............................................47
     9.E.     Dilution........................................................47
     9.F.     Expenses of the Issue...........................................47
   ITEM 10:       ADDITIONAL INFORMATION......................................48
     10.A.    Share Capital...................................................48
     10.B.    Memorandum and Articles of Association..........................48
     10.C.    Material Contracts..............................................51
     10.D.    Exchange Controls...............................................51
     10.E.    Taxation........................................................52
     10.F.    Dividends and Paying Agents.....................................58
     10.G.    Statement by Experts............................................58
     10.H.    Documents on Display............................................59
     10.I.    Subsidiary Information..........................................59
   ITEM 11:       QUANTITATIVE AND QUALITATIVE DISCLOSURES
                     ABOUT MARKET RISK........................................59
   ITEM 12:       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES......60
   ITEM 13:       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.............60
   ITEM 14:       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
                     HOLDERS AND USE OF  PROCEEDS.............................60
   ITEM 15:       CONTROLS AND PROCEDURES.....................................60
   ITEM 16:       [RESERVED]..................................................60
     16.A.    AUDIT COMMITTEE FINANCIAL EXPERT................................60
     16.B.    CODE OF ETHICS..................................................61
     16.C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES..........................61

     16.D.    Exemption from the Listing Standards for Audit Committee........61
     16.E.    Purchase of Equity Securities by the Issuer
                     and Affiliated Purchasers................................61
   ITEM 17:       FINANCIAL STATEMENTS........................................61
   ITEM 18:       FINANCIAL STATEMENTS........................................62
   ITEM 19:       EXHIBITS....................................................62
   EXHIBIT INDEX

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

     "Head," "Head Titanium Tennis", "Head Intelligence", "Head Intellifiber", "Head Chipsystem", "Flexpoint","Tyrolia", "Free Flex", "Rail Flex", "Powerframe", "Penn", "Mares", "Dacor", "San Marco", "Cyber", "Munari", "Contour Tech" and "Sporasub" are our trademarks. All other trademarks, service marks or brand names appearing in this annual report are the property of their respective holders.

ITEM 1:  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable.

ITEM 2:  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3:  KEY INFORMATION

3.A. Selected Financial Data

     The following table provides our selected consolidated financial data for the periods indicated. The historical financial data for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 have been derived from our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and have been audited by PricewaterhouseCoopers, our independent auditors. Historical results are not necessarily indicative of the results that may be expected for any future period.

     In October 2000, London Films was distributed to Head Sports Holdings N.V., our controlling shareholder, an entity that is ultimately controlled by Johan Eliasch and his family members. As a result, London Films has been presented as a discontinued operation in the financial statements for the year 2000.

     The selected financial data should be read in conjunction with our historical consolidated financial statements, the notes thereto and "Item 5-- Operating and Financial Review and Prospects" included elsewhere in this annual report.

                                                                          Year Ended December 31,
                                                          2000         2001        2002          2003         2004
                                                          ----         ----        ----          ----         ----
                                                                 (in thousands, except per share data)
Statement of Operations Data:
Product revenues....................................   $ 390,784    $ 384,010    $ 379,089    $ 421,507    $ 466,701
Licensing revenues..................................       7,855        8,011        8,398        9,701       11,059
                                                        --------     --------     --------     --------     --------
Total revenues......................................     398,639      392,021      387,487      431,209      477,759
Other revenues (1)..................................         836        1,088        1,246        1,394        1,326
Sales deductions (2)................................      (8,775)      (8,318)      (8,783)     (10,272      (12,071)
                                                        --------     --------     --------     --------     --------
Total net revenues..................................     390,700      384,791      379,950      422,330      467,014
Cost of sales.......................................     227,442      233,971      233,402      266,023      294,360
                                                        --------     --------     --------     --------     --------
Gross profit........................................     163,259      150,820      146,548      156,307      172,654
Selling and marketing expense.......................      89,804       94,864       95,082      108,193      118,511
General and administrative expense..................      34,720       34,843       32,524       38,847       41,883
Non-cash compensation expense.......................       1,378        2,025        1,632          654          555
Gain on sale of property (3)........................      (1,232)        (871)        (443)         --        (5,650)
Restructuring charge (4)............................        --            838         --          8,368        2,347
                                                        --------     --------     --------     --------     --------
Operating income....................................      38,588       19,121       17,753          245       15,008
Interest expense (5)................................     (18,642)     (11,275)     (11,677)     (13,999)     (25,699)
Interest income.....................................       1,118          892          940        1,050        2,121
Foreign exchange gain (loss)........................       7,502        5,828       (7,387)      (1,103)        (606)
Other income (expense), net.........................      (4,181)           7          387          (18)         (97)
                                                        --------     --------     --------     --------     --------
Income (loss) from continuing operations
   before income taxes and extraordinary items......      24,386       14,573           15      (13,825)      (9,274)
Income tax benefit (expense) (6)
   Current..........................................      (3,231)      (2,169)      (2,410)      (2,278)      (2,504)
   Deferred.........................................       5,165       (1,863)        (220)       1,446      (25,156)
                                                        --------     --------     --------     --------     --------
                                                           1,934       (4,032)      (2,630)        (832)     (27,661)
Share of loss from equity investment, net of tax....        --         (1,117)        --           --           --
                                                        --------     --------     --------     --------     --------
Income (loss) from continuing operations
   before extraordinary items.......................      26,321        9,424       (2,615)     (14,657)     (36,935)
Loss from discontinued operation....................        (644)        --           --           --           --
Extraordinary gain (7)..............................       2,104         --           --           --           --
                                                        --------     --------     --------     --------     --------
Net income (loss) ..................................   $  27,781        9,424       (2,615)     (14,657)     (36,935)
                                                        ========     ========     ========     ========     ========

Earnings per share - basic (8)
   Income (loss) from continuing operations
     before extraordinary items.....................   $    0.94    $    0.25    $   (0.07)   $   (0.40)   $   (1.02)
   Net income (loss)................................   $    0.99    $    0.25    $   (0.07)   $   (0.40)   $   (1.02)
Earnings per share - diluted (8)
   Income (loss) from continuing operations
     before extraordinary items.....................   $    0.86    $    0.24    $   (0.07)   $   (0.40)   $   (1.02)
   Net income (loss)................................   $    0.91    $    0.24    $   (0.07)   $   (0.40)   $   (1.02)
Weighted average shares outstanding (8)
   basic............................................      28,071       38,083       37,356       36,285       36,198
   diluted..........................................      30,678       39,816       37,356       36,285       36,198

Other Financial Data:
Cash provided by operating activities...............   $   6,452    $  35,921    $  23,279    $  17,342    $   7,789
Cash used in investing activities...................   $ (17,178)   $ (19,913)   $ (18,804)   $ (16,554)   $ (28,762)
Cash provided by (used in) financing activities.....   $  20,073    $     393    $       2    $  (2,007)   $  36,437


                                                          2000         2001        2002          2003         2004
                                                          ----         ----        ----          ----         ----
Balance Sheet Data:
Cash (9)...........................................    $  15,848    $  22,128    $  37,598    $  44,154    $   66,019
Total assets.......................................    $ 434,304    $ 416,519    $ 473,853    $ 537,586    $  587,520
Total debt.........................................    $ 114,819    $ 122,966    $ 154,893    $ 184,833    $  242,708
Capital Stock......................................    $   7,067    $   7,067    $   7,067    $   7,067    $    7,067
Total shareholders' equity (10)....................    $ 229,988    $ 212,539    $ 229,824    $ 241,716    $  216,942
-----------------------------------------------------------------------------------------------------------------------


(1) Other revenues consist of amounts billed to the customer in a sales transaction for shipping and handling. Prior to 2004, these amounts were reflected as a reduction of selling and marketing expenses. The amounts in the prior years have been reclassified to be consistent with the current year's presentation.
(2) Sales deductions consist of sales incentives, which are earned by our customers subsequent to delivery of our product, including cash discounts for volume rebates and other than cash consideration. Prior to 2004,these amounts were reflected as a reduction of selling and marketing expenses. The amounts in the prior years have been reclassified to be consistent with the current year's presentation.
(3) In 2000, 2001 and 2002 Gain on sale of property included gains on the sell of a building in Italy. In 2004 we recorded a gain from the sale of our premises in

    Ireland.

(4) Restructuring charge includs employee terminations in 2001. In 2003 restructuring include employee terminations of $5.2 million, impairment of fixed assets of $2.6 million, excess rent of $0.4 million and other related restructuring program costs of $0.2 million. In 2004 restructuring charge includes costs for facility closures in Ireland of $1.6 million and Estonia of $0.7 million.
(5) Interest expense for the year ended 2000 excludes capitalized future interest payments as required by SFAS No. 15.
(6) The increase in income tax expense in 2004 is mainly due to a reduction in the Austrian tax rate which led to a decrease in deferred tax assets resulting from tax losses carried forward of $24.9 million.
(7) Includes for the year ended December 31, 2000 a gain of $2.1 million (net of income tax expense) as a result of the extinguishments of the restructured debt.
(8) Earnings per share and weighted average shares outstanding represent our historical amounts as adjusted to reflect the two for one split of our outstanding ordinary shares upon the closing of the public offering in September 2000. Earnings per share and weighted average shares outstanding on a diluted basis give effect to all outstanding options and warrants calculated under the treasury stock method. For the years ended December 31, 2002, 2003 and 2004, the number of options that were outstanding but not included in the computation of diluted net loss per share because their effect would have been anti-dilutive was 1,789,490 options, 1,347,773 options, and 1,278,201 options, respectively.
(9) Cash includes cash and cash equivalents and in 2003 and 2004 restricted cash of $2.8 million and $6.4 million, respectively.
(10) In 2000, a dividend of (euro)16.1 million (approximately $15.7 million) was paid to our then sole shareholder. In 2001 and 2002, we paid a dividend of
     (euro)0.28 (approximately $0.25) per share and of (euro)0.14 (approximately $0.13) per share, respectively to our shareholders.


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

     Unless otherwise indicated, U.S. dollar amounts have been translated from euro amounts to U.S. dollars, based on the European Central Bank rates. On December 31, 2004, the rate was (euro) 0.734160 = $1. Our inclusion of such translations is not meant to suggest that the euro amounts actually represent such U.S. dollar amounts or that such amounts could have been converted into U.S. dollars at such rate or any other rate. For a discussion of the impact of the exchange rate fluctuations on our financial condition and results of operations, see "Risk Factors" and "Operating and Financial Review and Prospects." We did not use the rates listed above in the preparation of our financial statements.

     The table below shows information concerning the European Central Bank rates for euro for the years ended December 31, 2000, 2001, 2002 and 2003, 2004 expressed in euro per one U.S. dollar.


                                                                            Year ended December 31,
                                                         --------------------------------------------------------------
                                                            2000         2001         2002        2003         2004
                                                         ------------  ----------  -----------  -----------------------

High...................................................  1.211827     1.19275      1.16577     0.96367      0.84731
Low....................................................  0.962649     1.04767      0.95356     0.79177      0.73351
Average (1)............................................  1.083363     1.11594      1.06703     0.88973      0.80486
End of period..........................................  1.077006     1.13469      0.95356     0.79177      0.73416


(1) The average of the European Central Bank rates for euro on the last business day of each month during the applicable period.


    The table below sets forth the period end, high and low exchange rates, expressed in euro per one U.S. dollar, for six prior month.


                                              ----------------------------------
                                                Period
Months                                            end         High       Low
------                                        ----------   ---------  ----------

August 2004...................................  0.82570     0.83452    0.80913
September 2004................................  0.80587     0.83063    0.80587
October 2004..................................  0.78511      0.8152    0.78174
November 2004.................................  0.75216     0.78709    0.75216
December 2004.................................  0.73416     0.75809    0.73351
January 2005 .................................  0.76717     0.77304    0.74036
February 2005 ................................  0.75432     0.78358    0.75415
March 2005....................................  0.77137     0.77364    0.74538

    The European Central Bank rate on December 31, 2004 was $1.00 =
(euro)0.734160 and the European Central Bank rate on March 31, 2005 was $1.00 =
(euro)0.771367.

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

We may not successfully realize the savings of our cost reduction program

     The cost savings described under "Item 4.B Business Overview--Our Strategy--Reduce Costs" represent the savings we anticipate to result from the full implementation of our cost reduction program described in that section. These future cost savings are based upon a number of estimates. We may not realize the cost savings from our cost reduction program if, among other things:

     o  our estimates are proved incorrect;
     o  there are additional unanticipated costs; and/or
     o the implementation of the program is not completed for any reason in the time periods envisaged, including disruptions and delays in transferring our operations from one plant to another as described.

     Accordingly, the estimated cost savings are not necessarily indicative of our future financial results which may be affected by a number of other factors, including demand and pricing for our products, pricing for raw materials and other costs associated with our production, distribution and other operations.

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

We are dependent in part on the performance of third-party suppliers, which may cause delays in filling orders, affect the quality of some products or affect the image of our trademarks

     Approximately 25% of our cost of sales in 2004 consisted of fees paid to third-party manufacturers located in Europe, in countries such as the Czech Republic (some junior skis), Germany (snowboard bindings), Austria (snowboards), Estonia, Italy and Bulgaria (diving products) and Asia, in countries such as China (tennis and squash racquets, accessories and snowboard boots) and Thailand (diving products). Furthermore, a substantial number of our third party licensees outsource the manufacturing of Head licensed products to third party manufacturers. As a result of this outsourcing, we, as well as our third party licensees, are dependent in part on the performance of third-party suppliers in our ability to deliver quality products in a timely manner. We and our licensees are also increasingly subject to risks relating to the local economic and political conditions in the countries to which we outsource our manufacturing operations. Although these factors have not had an adverse impact on our operations to date, we cannot assure you that these factors will not affect quality control, orders and shipments, or the image of our trademark in the case of licensees. In addition, the ability to fulfill orders and our cost of sales may be adversely affected in the event we are required to shift the manufacturing of some of our products from one geographical location to another.

We are indirectly controlled by one shareholder whose interests may conflict with yours

     Head Sports Holdings N.V., controlled 18,987,344 shares, or 47.7% of our issued shares as of March 31, 2005. Head Sports Holdings N.V., a Netherlands Antilles corporation, is controlled by Johan Eliasch and his family members. Our controlling shareholder, Head Sports Holdings N.V., has the power to approve the nominations of our executive officers, approve the proposed actions of the Supervisory and Management Boards, change our core business, cause us to engage in transactions with affiliated companies, cause or restrict the sale of our assets, control our dividend policy and make other fundamental corporate decisions.

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

     We believe that the overall impact of complying with regulations and legislation protecting the environment will not have a material adverse effect on our future financial position or operating results. We cannot assure you, however, that this will be the case. Capital expenditures and expenses in 2004 attributable to compliance with environmental laws were not material.

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

     With a broad product offering marketed mainly to middle to high price points, we supply sporting equipment and accessories to all major distribution channels in the skiing, tennis and diving markets, including pro shops, specialty sporting goods stores and mass merchants. Our products are sold through over 31,000 customers in over 80 countries and target sports enthusiasts of varying levels of ability and interest ranging from the novice to the professional athlete. Our strongest presence has traditionally been in Europe, and we have recently been successful in building market share in the United States, the next largest market for our products after Europe.

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


4.B. Business Overview

Industry Overview

Winter Sports Market

     We define the winter sports market as the market for alpine skis, ski boots and bindings, and snowboard equipment. We estimate that there are 50 million skiers and 8 million snowboarders active worldwide and that the market for winter sports equipment in 2004 was approximately $1.54 billion at the wholesale level, consisting of $550 million of skis, $205 million of bindings, $385 million of boots and $400 million of snowboard equipment. The ski market is split predominantly among Europe, the United States and Japan, with Europe in 2004 constituting approximately 63% of the world market, the United States and Canada approximately 24% and Japan approximately 11%. The snowboard market is led by North America, followed by Europe and then Japan.

     Ski sales have traditionally been the primary component of the winter sports market, with ski sales patterns having a relational effect on the sales of bindings, ski boots and other ski accessories. The market for skis, however, has undergone a transformation in the past decade by declining from an estimated
6.5 million pairs sold per year worldwide in the late 1980's to approximately
4.2 million pairs sold per year in 2004. The reduction in ski sales resulted primarily from a shift in consumer preference from skiing to snowboarding in the early 1990's, an absence of significant product innovation prior to the introduction of the carving ski and the severe decline in the Japanese market, caused by the economic difficulties experienced there in recent years. In the last ten years, the snowboard market developed into a new form of winter sport, and the market has increased from 800,000 boards sold in 1995 to a peak of 1.6 million in 2000. In 2004, 1.3 million boards were sold.

     Globally in 2002 the winter sports market experienced a decrease of approximately 5% caused by late snow in some important markets in Europe and the west of North America and the recessionary global economy. For 2003 the market remained stagnant at this level, and in 2004 the market was stable with some shifts from Japan to other markets.

     The decline in the market for skis has had a corollary effect on the market for bindings, ski boots and other accessories. The bindings market declined from approximately 5.9 million pairs sold per year in the early 1990's to approximately 4.0 million pairs in 2004. The ski boots market showed some increase from 3.6 million pairs sold in 2003 to 3.75 million pairs in 2004.

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

     Carving skis have proved popular with skiers. We estimate sales of carving skis increased to approximately $550 million or 100% of total industry-wide ski sales at wholesale in 2004, from an estimated $40 million in 1995. Carving is designed to capture the feel of snowboarding with greater control and allows for turns to be executed at high speed making skiing a more effortless and easier experience for skiers of all abilities. Based on our market knowledge and experience we expect that these features will make skiing more fashionable for all groups, that carving will continue to dominate the category at the expense of traditional skis and that some snowboarders will shift to carving skis. Industry observers also believe that growth in carving skis has helped to stabilize the overall ski market, thereby partially offsetting the declining industry trend. New trends like the park&pipe skis, skiercross skis and fat offpiste (freeride) skis show the vitality of the sport. Products targeted specifically at women are becoming a strong factor in sporting goods in general and in wintersports products in particular.

Racquet Sports Market

     We define the racquet sports market as the market for tennis, squash and racquetball racquets and tennis balls and racquetball balls. We estimate that the market for tennis racquets in 2004 was approximately 9.5 million units, with a value of approximately $ 363 million at the wholesale level. The majority of the market increase versus last year is attributable to the US $ decline (Euro, Yen and other currencies translate into more US $ revenue). We believe the markets increased by only approximately 2% in local currencies in revenue in 2004. The market is divided predominantly among the United States, Europe and Japan. The United States and Europe each represents more than 25% of the 2004 world market.

     Measured in unit volume, the worldwide tennis racquet market has declined from its peak in the early 1990's, as a result of various factors, including reduced interest in the sport, particularly from younger people. The decline in interest is believed to be due to competing leisure activities, such as alternative sports, computer games and the Internet.

     We estimate worldwide sales of tennis balls at approximately $232 million at wholesale in 2004, with approximately 21.0 million dozen tennis balls sold. Of these sales, the US and Europe accounted for approximately 47% and 26% in units respectively, representing the two largest markets for tennis balls. In 2004, the global market for tennis balls was generally perceived to have declined by approximately 1% in units and 4% in revenue measured in constant currencies. The declining US Dollar has had a similar impact in tennis balls as in tennis racquets. While the US tennis ball market grew in unit sales, the market was stable in revenue terms. The European market is estimated to have been stable in units while declining in local revenues by approximately 4.5%. We have also received more accurate data from several European and Far East markets, making the comparisons from 2003 to 2004 difficult.

Diving Market

     We define the diving market as the market for diving equipment, wetsuits, drysuits and diving accessories. We estimate the market at the end of 2004 to have been approximately $515 million. We believe that the overall diving market was generally perceived as flat, with the important Western European and Japanese markets showing, according to some estimates, a downturn in demand of up to 2% and 5%, respectively. This overall decline was, we believe, principally due to the decrease in international travel to diving destinations and, to a lesser extent, the general worldwide economic slowdown. Only certain markets in areas such as South East Asia and Eastern Europe showed some general improvement across the industry in 2004. The growth in 2004 is due to the strengthening of Euro against the US Dollar. We expect the diving market to recover when customers feel that the threat of terrorism is sufficiently contained. The popularity of the sport is becoming significant in many emerging countries like Russia, Poland, Croatia, Serbia, Ukraine, Thailand and South Africa with significant increase in sales especially as far as diving centers are concerned. The market can be divided into a lower segment sold through chain stores with lower average prices and an upper segment sold through specialty stores. The lower segment of the market consists primarily of equipment for snorkeling while the upper segment of the market consists of equipment for scuba diving.

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

     o Skis. In 2004, we believe, based on our market knowledge and experience, that Head skis were the number two selling skis in Europe, the largest market for ski equipment in the world. We believe we held the number three position globally with 14% of the market based on units sold.

     o Bindings. Tyrolia bindings also have long been a market leader, and we believe, based on our market knowledge and experience, that Tyrolia was the top selling brand of ski bindings worldwide in 2004, in terms of numbers of units sold. In the 2004 season, we also believe we were the largest manufacturer of ski bindings worldwide in terms of numbers of units produced (including ski bindings manufactured for others).

     o Racquets In tennis, we believe Head maintained the number one market position in Europe and the number two position globally in retail sales in 2004.

     o Balls Penn is the world's leading manufacturer of tennis and racquetball balls in terms of volume sold. In 2004, we estimate that Penn sold half the tennis balls sold in the United States and held 30% of the tennis ball market worldwide in volume. In 2004, we estimate we held 60% of the racquetball ball market in the United States, which we believe accounted for 90% of the worldwide market.

     o Diving. Mares is one of the largest producers and marketers of diving equipment in the world. We also own Dacor Corporation, a U.S.-based seller of a selected range of diving equipment. We believe that in 2004 Mares, Dacor and Sporasub together held 17% of the worldwide market in diving equipment.

    We have a strong brand identity. Our principal brands -- Head, Penn, Tyrolia and Mares -- are among the most widely recognized names in their markets. We reinforce the strength of our brands through a program of endorsements with high profile athletes and sponsorship of major tournaments and other events.

     o Winter Sports. Young racer and rising star on the downhill horizon Johann Grugger endorses Head skis as well as the up and coming star Maria Riesch, from Germany. In snowboarding, we have received endorsements from the German athlete, Jan Michaelis, who won the overall 2001/2002 world championship title in Halfpipe and his Finnish teammate, Jukka Eratuli, who won the 2002, 2003 and 2005 overall world championship title in the Big Air discipline.

     o Racquet Sports. Andre Agassi endorses our Head tennis racquets and has used our Head Liquidmetal racquet in all major events since the fall of 2003. Anastasia Myskina, Svetlana Kuznetsova and Marat Safin won the French Open 2004, the US Open 2004 and the Australian Open 2005 respectively using Liquidmetal racquets. Penn is the official tennis ball of many major tennis tournaments worldwide, including ATP Tour and WTA Tour events and the Tennis Masters Series and Tennis Masters Cup.

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

     o We will launch a new premium technology called Flexpoint in April and May 2005 globally and expect to sell a substantial amount of racquets. In 2003 we introduced Head Liquidmetal racquets, which Fortune magazine and Business Week declared to be one of the 25 best products of the year 2003. For the entire year of 2004, five of our Head Liquidmetal lines of racquets were in the top ten best-selling racquets in the all-important U.S. Pro/Specialty channel of distribution. Since 2000, when we introduced our Head Intelligence racquets, which, along with Head Titanium racquets (launched in 1997) and Liquidmetal racquets (launched in 2003), we significantly increased our overall U.S. market share in terms of revenues from 9% in 1997 to 25% in 2004.

     o In our Head Intelligence skis and snowboards, we have utilized the technology originally developed for our Head Intelligence line of tennis racquets. Head Intelligence skis and snowboards transfer the energy created by contact with surface of the snow through Intellifibers to absorb vibration and adjust the stiffness of the skis and snowboards based upon speed and snow conditions. Major ski magazines and trade journals have rated the skis highly and we gained added visibility when the skis were used at the 2002 Winter Olympics in Salt Lake City, Utah, at the World Championships in St. Moritz 2003 and in World Cup ski races 2004/2005. We have also been a leader in the development of carving skis, and we introduced the first bindings specifically designed for carving skis, which include carving plates and other features designed to improve performance. With our recent introduction of Liquidmetal skis we have another technological highlight that should help to maintain or increase our marketshare in the high end segment of the ski market. Our approach in the rental market to develop and market innovative rental systems has made us a leading player in this field.

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

     o We intend to increase our penetration of the U.S. market for tennis racquets and other Head products through continued innovations in racquets and an exclusive endorsement agreement with the US Professional Tennis Association (racquets and balls) and a non-exclusive endorsement agreement with the Professional Tennis Registry (racquets only), the two largest teaching organizations globally. Our goal is to become the leading supplier of tennis products and add significantly to the presence of Head racquets in the United States. In skis, we intend to increase our marketshare through the endorsement of worldclass freeskiers including J. Olsson and J.T. Holmes.

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

     Rapidly Develop and Launch New Products. We intend to continue our tradition of product innovation and development by identifying new product opportunities and moving quickly to launch these products successfully. After we identify a new product opportunity, we rely on our in-house research and development department and the manufacturing facilities available to us to produce the desired product concept. Thereafter, through a combination of our integrated marketing program, high brand awareness and global distribution organization efficiency we are able to introduce the new products to the market rapidly. Recent examples of this are our Head Intelligence and Head Liquidmetal skis and snowboards and Head Liquidmetal tennis racquets. In 2004, 2003 and 2002, we incurred $15.5 million, $13.6 million and $11.0 million, respectively, on engineering, research and development.

     Reduce Costs. We have implemented the following cost reduction program, which we believe will result in cost savings and increased operating income:

     o We have transferred all of our manufacturing operations of ski boots and fins in Tallinn, Estonia to our plant in Litovel, Czech Republic.

     o We have transferred some of our ski manufacturing from our plant in Kennelbach, Austria to our existing plant in Budejovice, Czech Republic where production costs are considerably lower. We also have transferred much of our racquet production in Kennelbach to Budejovice.

     o We have closed our tennis ball production facility in Mullingar, Ireland and transfered these operations to our existing, under-utilized plant in Phoenix, Arizona.

     o We have centralized our European distribution organizations for Winter Sports and Racquet Sports products so that Head International GmbH operates as a single distribution company for key markets. Head International invoices and ships products from one European distribution center in Klaus, Austria to our customers in Switzerland, Germany, Italy and Austria since January 1, 2004. As a result, all of our invoicing to the customers in these markets and to third-party distributors worldwide will occur from Head International. The former related European distribution companies will thereafter function as sales agencies. As a result of the faster than expected growth of our ski boot business in all European markets, we were unable to integrate France and the UK as planned on January 1, 2005 in our European distribution center in Klaus, due to capacity reasons. We will evaluate further integration based on new service demands from our costumers. Any possible further integration is not planned before 2007.

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

Winter Sports

     Winter Sports products accounted for 46.3% of our total net revenues in 2004.

Head Ski

     Our Head ski brand is one of the leading ski brands in the world. We estimate that we had a 14% market share worldwide in 2004. We sell a broad range of carving skis designed for all levels of skiers, from the novice to the professional racer. Our ski products represented 36.7% of our total Winter Sports revenues in 2004.

    The following table sets forth our principal Head ski models:

                                                        Number of
       Line                   Target Market               Models           Features
   ------------------    ---------------------------   ----------  --------------------------
   Racing Carver         Expert skiers and racers            3     Extreme stability and precision for
                                                                   racing and high performance skiing
   Freeride              Advanced to expert skiers           8     Maximum lift in powder snow and
                                                                   maneuverability for off piste and extreme
                                                                   Skiing
   Skicross              Advanced to expert skiers           5     Maximum versatility on and offpiste
   Allmountain/          Intermediate to advanced            7     Easy-turning and maneuverability for all
   Allround Carve        skiers                                    types of terrain
   Park & Powder         Advanced to expert skiers           3     Shock-absorbing reinforced construction
                                                                   for mogul, freestyle skiing and jumps
   Junior                Young skiers                        7     Radical side cuts designed for easy
                                                                   handling for younger skiers of all
                                                                   Abilities
   Rental                All skiers                          9     Added durability
   Accessories           All skiers                         22     Includes ski poles, carrying bags and
                                                                   other items


     Technology. We believe that we are an industry leader in the development of innovative and technologically advanced carving skis. Our carving skis are not only different in appearance from conventional skis, but are also differentiated from various other carving skis by patented technical features and directional stability. In February 2002, we introduced a patented "ski management" system -- Head Intelligence skis. This product line utilizes the technology we introduced in 2000 with our Head Intelligence line of tennis racquets and incorporates the piezoelectric Intellifiber and Head Chipsystem. Head Intelligence skis transfer the energy created by contact with surface of the snow through the Intellifibers to absorb vibration and adjust the stiffness of the skis based upon speed and snow conditions. This gives the skier more control with less effort. Major ski magazines and trade journals have rated the skis highly and we gained added visibility through the skis being used at the 2002 Winter Olympics in Salt Lake City, Utah and in World Cup ski races.

     Market Share. We estimate that the global ski market was approximately $550 million at the wholesale level in 2004. We believe, based on our market knowledge and experience, that in 2004 Head skis were the number two selling skis in Europe and that we held the number three position worldwide based on units sold. We estimate our market share for skis worldwide was 14% in 2004, an increase of approximately 75% from an estimated 8% in 1996.

     We believe that carving ski sales represented 100% of total industry-wide ski sales in 2004. We expect to increase our market share through geographic expansion and focused product offerings. We plan to pursue market share growth in the United States and expect to have further opportunities in developing ski markets such as Eastern Europe and to a lesser extent, South America and China.

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

Bindings

     We believe that Tyrolia was the top selling brand in the worldwide ski bindings market in 2004, based on units sold. Our bindings business represented 32.1% of our total Winter Sports revenues in 2004.

    The following table sets forth the principal Tyrolia binding products:

                                                            Number of
         Line                    Target Market                Models           Features
     -----------------    --------------------------------  ----------   ------------------------
     Racing               Expert and professional skiers         3       Innovative Free Flex PLUS
                                                                         Technology (patented)
     Rail Flex            Beginners and advanced skiers          3       Integration system with double
                                                                         free-flex, boot center adjustment and
                                                                         tool free mounting
     Light Diagonal       Carving skiers                         3       Different systems featuring Cyber
                                                                         Free Flex Technology (patented) or
                                                                         Carve Flex Technology and different
                                                                         integrated stand heights
     Super Light          All skiers                             3       SL Super light and LD Light diagonal
                                                                         technology with different integrated
                                                                         stand height
     Junior               Young skiers                           4       Provides safety features for juniors
                                                                         and children
     Rental               Rental market                          8       Adjustable toe and heel parts with
                                                                         unique Single Code System. Chip
                                                                         technology for Sym Pro
     Carving Plates       Carving skiers                         3       Two-piece plates, pre-drilled for
                                                                         Tyrolia models, different stand
                                                                         heights and damping systems

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

     In 2004, we introduced the second generation of the SL 100, a super lightweight binding (25% weight reduction compared to equivalent bindings) with a modern design for the middle and lower price point in different model variations. The re launched SL-series accounts already for over one fourth of Tyrolia Binding sales worldwide.

     In 2004, Tyrolia introduced also the second generation of Rail Flex, an integrated tool free binding system. Integrated binding systems are the fastest growing market segment worldwide. The new rail flex system accounts already for more than 20% of worldwide binding sales.

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

     Market Share. We estimate that the market for bindings worldwide was approximately $205 million at the wholesale level in 2004. We estimate our market share worldwide in production for bindings in units was approximately 39% in 2004 and believe that Tyrolia was the top selling brand in 2003, in terms of numbers of units sold.

     We expect growing demand for integrated bindings systems, specific features for shaped skis as well as new plate technology. We intend to continue marketing our carving bindings as part of our unique, integrated Cyber line of carving skis, boots and bindings, as well as carving plates, to increase their brand appeal and market share. We also intend to respond to the growing demands for so-called "systems", by developing complete new and innovative solutions of integrated binding-ski systems to enhance the coordination of movement and forces of all products, as well as to offer convenient mounting technology for our dealers. Therefore we are also going to introduce Rail Flex technology for the junior market segment in 2005.

     Manufacturing. All of our Tyrolia bindings are manufactured at our technologically advanced plants in Schwechat (production) and Neusiedl (assembly), Austria or under our supervision in the Czech Republic. Tyrolia bindings consist of over 100 separate components, many of which are made in-house and then assembled automatically with the assistance of robotics. Assembly not performed by robotics is outsourced to plants in the Czech Republic. Further we produce bindings for Fischer and Elan.

Ski Boots

     We market our ski boots under the Head and Munari brand names. Our new and high price point ski boots are marketed under the Head brand name due to Head's high level of brand awareness. We also supply private label boots marketed to lower price points. Our ski boot business represented 21.9% of our total Winter Sports revenues in 2004.

     The following table sets forth our principal categories of ski boots:


                                                             Number of
         Line                      Target Market               Models            Features
    -----------------     --------------------------------  ----------   -------------------------------
    Head
    Racing/Freeride       Racers, experts and freeriders           7      New Project introduced in 2004 with full
                          professional skiers                             bi- injection technology, Full Custom

                                                                          System and several adjustments that provide
                                                                          maximum precision and performance for high end
                                                                          skiers.

    All Mountain          Experts to intermediate skiers          10      Edge Line introduced in 2002, with a
    Performance                                                           wide range of models targeted to the
                                                                          expert and advanced skier. Intended
                                                                          to provide an outstanding level of
                                                                          performance and comfort
    New Concept           Extra comfort                            4      New range targeted at the skier
                                                                          Looking for maximum comfort and ease
                                                                          of use featuring a completely new
                                                                          technology
    Sport/Comfort         Intermediate and beginners               6      EZ-on shell, Double Power Buckle and
                                                                          Autoski Walk intended to create
                                                                          maximum ease of use and comfort
    Junior                Young skiers (all segments)              5      Junior boots for racers to beginners
    Rental                Rental                                   9      High comfort and reliability for
                                                                          intermediates and beginners
    Munari
    Sport Comfort         Intermediate and beginners               4      Easy walk adjustment, light and user-friendly
                                                                          boots

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

     Market Share. We estimate that the market for boots worldwide was approximately $385 million in 2004. We believe, based on our market knowledge and experience, that the Head ski boots held the number three position worldwide in 2004 based on units sold. We estimate that our volume market share (Head and Munari together) in 2004 was approximately 16%, an increase of approximately 77% from an estimated 9% market share in 1998.

     We aim to increase unit sales of our boots worldwide by leveraging our brand names and consolidating the results of the top end product line as described above. Our expectation for 2005 is a stable global market and a concentration of brands at dealer level, from which we should benefit.

     Manufacturing. Until 2003 ski boots were produced in our factory in Estonia (approximately 94%) and in Italy (6%). In 2004 we transferred the production of our ski boots from Estonia to our new factory in Litovel, Czech Republic which will allow us to improve our efficiency and service and reduce fixed costs as well. In 2005 we plan to produce 91% of our total ski boots in the Czech Republic and 9% in Italy.

Snowboards

     We market our snowboard products under the Head brand. These products accounted for 9.3% of our total Winter Sports revenues in 2004.

     The following table sets forth our principal categories of snowboarding products:

                                             Number of
          Line             Target Market       Models              Features
     ---------------    -------------------  ----------  --------------------------------
     Boards             Freestyle/Freeride        14     Intelligence Chip Technology and Intellifiber
                                                         Technology, Dimensional concept: perfect
                                                         boot-binding-board match
                                                         Free Flex rail system: innovative
                                                         binding fixation
     Softboots          Freestyle/Freeride         8     ThermoFit liners: individually customizable fit
                                                         Double Lasted Sole: integrated EVA midsole
     Softbindings       Freestyle/Freeride         7     Powerframe concept: better board flex -- better
                                                         transmission
                                                         Auto-Open straps: reentry improvement
                                                         Auto-Lock highback: automatic fixation of highback
                                                         to heelcup
     Step in            Freeride/Freestyle         1     Step-X4: 4 point fixation for best power
     bindings &                                          transmission and control
     Boots
     Rental             Freeride/Freestyle               Head "Rent'n Ride in 58 Seconds Program"
                                                         Dimensional concept: perfect boot-binding match
                                                         Chip system: faster registration of rental
                                                         equipment
                                                         Powerbase toolfree: first toolfree stance & angle
                                                         adjustable rental softbinding
                                                         Step-X4 toolfree: first toolfree stance & angle
                                                         adjustable step in rental binding

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

     Market Share. We estimate that the global market of snowboards was approximately 1.3 million units in 2004 and that our market share was approximately 5.7% worldwide.

     Manufacturing. We source all of our products except the Step-X4 bindings that are manufactured by Tyrolia.

Racquet Sports

     Racquet Sports products accounted for 35.2% of our total net revenues in 2004. Under the Head brand name, we design, engineer and manufacture a broad offering of tennis, squash and racquetball racquets. We also sell tennis accessories under the Head brand and tennis balls and racquetball balls under the Penn brand name.

Head Racquets

     We estimate that in 2004 our Head racquets were the number two brand worldwide, comprising 19% and 25% of the world wholesale market in units and revenue respectively. Revenues from racquets amounted to 64.6% of our total Racquet Sports revenues in 2004.

     The following table sets forth the principal Head racquet product lines:

                                                                          Number of
            Category                  Line              Target Market      Models                Features
         --------------    --------------------------------------------- ----------  --------------------
         Tennis Racquets   Head Liquidmetal Series  Tennis                    9     Performance racquets
                                                    enthusiasts at                  featuring Head Liquidmetal
                                                    all level of play               for perfect energy transfer
                           Protector Series         All levels of play        2     Tailored racquets designed
                                                                                    to cure acute Tennis elbow
                                                                                    through a proprietary
                                                                                    racquet design featuring a
                                                                                    Chip system with
                                                                                    piezoelectric materials
                           Titanium and             Entry level              13     Lightweight value products
                           Performance racquets     players                         for short and medium swings
                           Junior Series            Young players             7     Lightweight racquets for
                                                                                    juniors from ages 6 to 14
         Squash                                     All players              12     Racquets for all skill
                                                                                    levels and price points
         Racquetball                                All players              11     Racquets for all skill
                                                                                    levels and price points
         Accessories                                All players               *     Tennis bags, racquet
                                                                                    strings and grips
                                                                                    racquetball gloves and
                                                                                    other tennis accessories

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

     Market Share. We estimate that the market for tennis racquets worldwide was approximately 9.5 million units and $363 million at wholesale level in 2004. We believe, based on our market knowledge and experience, that Head branded tennis racquets were number one in Europe and number two on a worldwide level in 2004. We estimate that market share of overall revenues generated for 2004 was approximately 25% worldwide and that our European market share was 31%.

     We believe that since the early 1990s, our worldwide unit market share of racquet products has grown substantially, despite a significant decline in the size of the market. Unit sales of Head tennis racquets increased from 0.8 million in 1993 to 1.8 million in 2004. We believe these market share gains occurred in all major markets around the world and were largely due to the introduction of proprietary premium technologies such as Titanium, Intelligence and Liquidmetal and their subsequent and successful use by some of the most popular athletes in tennis. On a long-term basis, due to our continued investment in research and development, global sales, marketing and distribution network and high level of market penetration, we expect to continue to grow our global market share for our tennis racquet products, with an increased presence in the U.S. and Japan and opportunities in developing markets such as Asia, South America and Eastern Europe, where a growing middle class is showing an increasing interest in tennis.

     We believe that our significant global market share is partly a result of our strong presence on the professional tennis circuit. Based upon the December 2004 ATP and WTA Tour Entry-List Rankings, Head racquets were used by more than 25 of the top-rated 100 professional male players, including career grand slam champion and 2003 Australian Open winner Andre Agassi and 2005 Australian Open Champion Marat Safin, making Head the number one racquet brand used on the ATP Tour. On the WTA Tour Anastasia Myskina won the 2004 French Open and Svetlana Kuznetsova the US Open 2004 using Head racquets. A number of ATP Senior Tour players such as Bjorn Borg and highly reputed coaches including Bob Brett, Emilio Sanchez and Dennis van der Meer also use Head tennis products. In addition, we operate a strong grassroots program, introducing our products to leading instructors, coaches and other professionals who are in a position to generate interest in a product and influence ultimate customer decisions.

     The Head Titanium, Head Intelligence and Head Liquidmetal tennis racquets have, we believe, significantly increased our overall U.S. market share (in terms of revenues) from 9.0% in 1997 to 25% in 2004.

     We cross-leveraged these technologies to create line extensions in Head Squash and Racquetball and the Titanium, Intelligence and Liquidmetal models which we believe improved our position in other racquet sports markets as well. In 2004, we increased our Racquetball racquet marketshare substantially to 31% in the U.S. racquetball market. We estimate that we were the number two brand of the racquetball racquet market in 2004.

     Manufacturing. As part of our cost-cutting program, we now only partially manufacture our high-end racquets in our facility in Kennelbach, Austria, because we have transferred the labor intensive racquet finishing production from Kennelbach to our facility in Budejovice, Czech Republic. All other racquets, accounting for approximately 80% of all racquets sold, are outsourced to manufacturers in China.

Penn

     We believe that Penn is one of the world's leading manufacturers and marketers of tennis and racquetball balls. Revenues from our Penn division amounted to 35.2% of our total Racquet Sports revenues in 2004.

     The following table sets forth the principal Penn product lines:

                                                               Number of
                 Line                    Target Market          Models                      Features
          ------------------   ----------------------------   ----------  ----------------------------------
          Tennis Balls
          Championship         Frequent players                    3      Models designed for specific courts
                                                                          Surfaces
          Pro Penn USPTA       Teaching professionals              2      Highest quality felt/premium rubber
                                                                          balls made for specific court surfaces
          Tennis Masters       Top professionals and               4      Balls for tournament play made of
          Series and Pro       serious tournament players                 long- wearing felt and rubber-coated
          Penn ATP Tour                                                   for moisture/stain resistance;
                                                                          Including: Prestige specifically for
                                                                          Germany and Pro Penn ATP for
                                                                          International Markets
          Stars                Beginners (sold to clubs and        3      Manufactured with less pressure
                               teaching pros)
          Titanium             Premium3                            2      New in 1998; titanium enhanced core
          Court One            Casual/Recreational                 1      ITF approved
          Private Label        Casual/Recreational                 1      Special orders

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

     Market Share. We estimate that the market for tennis balls is approximately $232 million worldwide, with approximately 21.0 million dozen tennis balls sold in 2004. We believe Penn was the market leader in 2004, with an estimated volume market share of 30% worldwide and of 50% in the United States, the world's largest market in 2004.

     We believe that Penn's strong market position is a result of the superior quality of our products, economies of scale through our plant in Phoenix/Arizona, which is the largest plant known globally, and close affiliation with the professional tennis circuit. Penn is the official ball used in many major tennis tournaments globally, including the Tennis Masters Cup and Tennis Masters Series events, ATP Tour and the WTA tour events, and some Davis Cup and Federation Cup ties. We are the exclusive tennis ball sponsor of the Masters Series tournaments, the highest profile tournaments in tennis outside the Grand Slam events. This exclusive sponsorship will provide live broadcast brand exposure globally during the season as well as merchandising opportunities.

     The market for racquetball balls is concentrated mainly in the United States, which we estimate accounts for over 90% of the world market. In the United States, we estimate our market share was approximately 60% in 2004. Since the early 1990s, annual racquetball balls sales, including Penn racquetball balls sales, have been declining, and we expect this trend to continue.

     Manufacturing. We currently manufacture our tennis balls and racquetball balls (with the exception of less than 5% of the low end products) at our facility in Phoenix, Arizona. We have transferred our European tennis ball production facility from Mullingar, Ireland to our existing, under-utilized plant in Phoenix, Arizona, where production costs are lower through economies of scale. By importing goods from the U.S into Europe we also benefit from the strength of the euro.

     Several years ago, we entered into an agreement with a South American company, which manufactures and distributes Penn tennis balls in Argentina exclusively for the South American markets.

Mares and Dacor Diving

     We believe, based on our market knowledge and experience, that our diving products had an estimated global market share of approximately 17% in 2004. The Mares and Dacor products cover the upper and middle market segments and include several models of air regulators, buoyancy compensator jackets, diving fins, diving masks, snorkels, exposure suits and diving computers.

     Each of these brands has different product features and is aimed to cover the various international market needs. In addition, we offer a variety of air tanks and valves, diving boots and gloves, underwater flashlights, equipment bags, knives and various other accessories and diving instruments. Our diving business represented 15.9% of our total net revenues in 2004.

     The following table sets forth the principal Mares and Dacor products:

                                                  Number of
                           Line                    Models                             Features
            ---------------------------------    ----------  ---------------------------------
            Regulators........................        20     Lightweight, durable; high performing
            Air tanks.........................         3     High resistance to impact and aging
            Valve sets........................         2     Designed to guarantee optimal air flows at any
                                                             pressure
            Buoyancy compensator jackets......        19     Devices for airflow control and better buoyancy
            Wetsuits..........................        20     Designed to ensure warmth and comfort
            Wetsuit accessories...............         9     Gloves, boots and socks
            Fins..............................        23     Designed to provide maximum power using minimum
                                                             effort
            Masks and goggles.................        35     Includes single, two and four lens models, with
                                                             maximum visibility
            Snorkels..........................        24     Designed to provide easy and dry breathing
            Computers.........................         9     Designed to provide enhanced performance and
                                                             safety
            Other accessories.................        54     Knives, spearguns, flashlights, bags, etc.


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

     Market Share. We estimate that the market for diving equipment was approximately $515 million in 2004 based on exchange rates at that time. We believe, based on our market knowledge and experience, that our Mares brand of diving equipment had one of the best market positions in Europe and worldwide in 2004 at wholesale. Our market share worldwide for the Mares, Dacor and Sporasub brands for 2004 is estimated at 17%.

     We are working to expand our presence in key markets such as the United States, where, we believe, Mares and Dacor combined held a 10% market share, and in Asia Pacific, where both brands combined had an estimated 8% market share in 2004. We also expect to grow our global market share through new product introductions and the addition of advanced technological features in our existing products. Many new patents have been introduced in 2002, thus strengthening our products offering. In addition, we expect the fragmented nature of the diving industry to provide increased opportunity for growth.

     Manufacturing. We currently manufacture the majority of our diving products, including Dacor products, in Italy. We have transfered all of our diving production in Tallinn, Estonia to our plant in Litovel, Czech Republic. We are focused on in-house production of our high-technology products, such as regulators and computers, and outsource the remainder of our products to manufacturers in countries such as Italy and Thailand. We have made a number of improvements to our manufacturing processes in the last three years to reduce cost and improve efficiency. In addition, we outsource the assembly of a number of products.

Licensing

     In 1996, we formed a licensing division to capitalize on opportunities resulting from the worldwide brand recognition of the Head name, which has existed for over 50 years. We believe the Head brand name is associated with innovative, high quality, well-designed, high performance products. Licensing enables us to expand the Head name to additional product categories and we believe that some of our other brands such as Penn and Mares have licensing potential. Revenues from licensing amounted to 2.4% of our total net revenues in 2004.

     Head apparel contributes approximately two thirds of the total royalty income and is licensed in all important markets worldwide (e.g. Europe, UK, USA, Canada, Japan and China). We also grant rights to the Head brand for other product categories such as footwear, luggage, eyewear, watches, equipment, bikes and accessories. Licensing generated $11.0 million of revenues in 2004 for the Head, Mares and Penn brands. Wholesale licensee revenues amounted to approximately $150 million. We intend to explore other licensing opportunities for products suitable to the image of our brands. China offers considerable potential for further increase in licensing revenues.

     We believe that substantial licensing growth opportunity exists by capitalizing on the success of our strong-selling products as well as through improved leveraging of our brand portfolio. We also intend to protect and maintain the premium image of our brands by licensing only high quality goods within compatible product lines.

Sales and Distribution

     Our products are sold in over 80 countries to approximately 31,000 accounts. Our worldwide sales force comprised approximately 369 people as of December 31, 2004. In addition, we utilize sales representatives and independent distributors to serve specialized markets and related distribution channels.

Europe

     Sales to customers within Europe accounted for 61.4% of our 2004 net sales. We have centralized our European distribution organizations for Winter Sports and Racquet Sports products so that Head International GmbH operates as a single distribution company for several key markets. Head International invoices and ships products from one European distribution center in Klaus, Austria to our customers in Switzerland, Germany, Italy and Austria since January 1, 2004. As a result, all of our invoicing to customers in these markets, and to third-party distributors worldwide, occur from Head International. The related former European distribution companies function as sales agencies.

North America

     Sales to customers in North America accounted for 26.2% of our 2004 net sales. We distribute Head, Tyrolia, Penn and Mares/Dacor through the company-owned Head USA subsidiary. Under Head USA's leadership, Winter Sports, Racquet Sports and Diving have separate sales/marketing organizations and sales forces but share all administrative and logistical functions. Our goal is to improve distribution to increase penetration in North America and reestablish Head and Tyrolia brand names in the U.S. winter sports market.

     The success of our Head Titanium and Intelligence and Head Liquidmetal racquets has helped to significantly raise Head's profile as a tennis brand in North America. We hope to further heighten this profile through the endorsement by the US Professional Tennis Association, the world's largest association of tennis-teaching professionals, and other sales and marketing efforts.

Asia

     Sales to customers in Asia accounted for 9.0% of our 2004 net sales. In Japan, our largest market in Asia, our Winter Sports products are distributed by our own subsidiary distribution unit, while our Racquet Sports and Diving products are distributed by third parties. The cooperation with World Commerce Corporation in Japan for the distribution of our Racquet Sports products as well as the successful launch of the Head Titanium, Intelligence and Liquidmetal racquets have increased our tennis market share in Japan from 3.6% to 10,7% in 2004. Our products are sold in the rest of Asia only to independent importers or distributors on a wholesale basis.

Other Markets

     Sales to customers in other markets accounted for 5.1% of our 2004 net sales. These markets mainly consist of Latin America, Africa and Australia. We believe the number of countries in these markets in which sales were made exceeded 50 in 2004. Sales of our products to these regions are made by independent importers/distributors. We intend to continue to pursue strategies to broaden our presence in these emerging markets.

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

     We attribute our consistently successful product launches to our strong emphasis on marketing in all of our divisions. We use marketing strategies directed at retailers, as well as the ultimate consumer, to increase demand. Our marketing strategy for retailers is aimed at educating them on the technical features of our products. We hold clinics for retailers and sales people to inform them about the various product lines. We provide retailers with videotapes, DVDs and product brochures to further educate and assist the retail sales team.

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

     o Our Diving division advertises in a number of specialized publications worldwide and conducts promotions and media campaigns in stores, diving centers and tourist resorts. Mares, Dacor and Sporasub are getting high visibility on all major specialized magazines but also larger mass media thanks to focused partnership with diving resorts, aquariums and athletes. Special attention is dedicated to Mares website (www.mares.com) which is considered one of the best in the industry and is hosting over half a million visitors per year. On internet the mymares.com web site collect about 22.000 members.

     To complement our marketing strategies, we cultivate the endorsement and promotion of our products among athletes. These endorsements emphasize technical performance and increase brand awareness.

     o In Winter Sports, we maintain a strong program of endorsements by high profile athletes, such as Johann Grugger, Maria Riesch, Marco Buchel, and former champions such as "legend" Franz Klammer, the 1976 Olympic Champion. We also have an endorsement arrangement with the Austrian national ski team. In snowboarding, we have received endorsements from the German athlete, Jan Michaelis, who won the overall 2002 world championship title in Halfpipe and his Finnish teammate, Jukka Eratuli, who won the 2002, 2003 and 2005 overall world championship title in the Big Air discipline.

     o Our tennis racquet endorsement program is focused and highly selective. It includes current top level ATP players popular among the youth market such as Andre Agassi, Marat Safin, Juan Carlos Ferrero and Gustavo Kuerten, WTA players such as Patty Schnyder, Svetlana Kuznetsova and Anastasia Myskina, as well as players from the ATP Senior Tour popular among mature players, including "legends" Thomas Muster, Bjorn Borg, Emilio Sanchez and Ilie Nastase. In addition, since January 2003, we are the official tennis racquet of the US Professional Tennis Association with over 10,000 members. Over 3,000 of these members have already signed exclusive contracts with HEAD. For the previous 7 years, Wilson was the official racquet of this important organization. We are also the key racquet sponsor of the Professional Tennis Registry, the leading global teaching organization.

     o Penn is the official tennis ball for many major tennis tournaments worldwide, including ATP tour and WTA Tour events, the Tennis Masters Series and Tennis Masters Cup. Penn is the exclusive sponsor/supplier of the US Professional Tennis Association and is the official ball of the USTA League Tennis Program as well.

     o Most free diving world records have been set using Mares equipment. The last record set by Gianluca Genoni in Liguria, October 2004, was of -133 meters, variable ballast, which received, worldwide recognition. A new athlete joined Mares Free Diving Team: Marina Kazankova is Blue Jump world champion, sponsored by Mares. In 2004, Mares was - for the fourth time - chosen the best manufacturer of BCs. "Tauchen" magazine awarded Mares the first prize for the best Buoyancy Compensator line of the year, Australia's biggest online scuba resource, awarded Mares the "Golden Star Award" for the X-Vision mask. In 2002 Dacor signed a sponsorship agreement with the underwater explorer and shipwreck hunter Barry Clifford, to heavily promote Dacor products in his new US television series, "Adventure, Inc", which is broadcasted nationwide on all major national TVs. We signed a sponsorship agreement in 2002 with Paramount to use Mares/Dacor equipment in the movie Tomb Raider II, which was released in 2003. Mares is sponsoring the most important aquariums in the world: Acquario di Genova, Aquaemundi, Underwater World, Two Oceans Aquarium, Coex Aquarium, New England Aquarium, Newport Aquarium. Mares sponsored the Scylla project, the ambitious project of the National Marine Aquarium of Plymouth (UK). In 2004, for the first time in his history, Mares has done a Limited Edition line of scuba equipment.

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

     We believe that our high level of expertise is evident in all our product lines. Since Howard Head developed the first metal ski in 1950, we have consistently introduced new materials and processes into the manufacture of skis, including fiberglass, graphite, aluminum and titanium and led the industry with the introduction of a complete line of carving skis. We utilize sophisticated manufacturing processes to integrate torsion rib systems in all Head skis in order to produce a torsionally stiff ski without losing softer flexing properties. We have also developed an exponential dampening system for skis and traction plates to promote top performance for all types of skiers. In 2002, we successfully adapted the piezoelectric Head Intellifiber and Head Chip System to skis and launched Head Intelligence skis and Head Intelligence Snowboards in 2003. In 2003 we introduced the first fully integrated Ski-Binding system in the lower and mid price volume segment. In 2004 we started the development of the Liquidmetal ski which we launched in February 2005.

     Head ski boots has well established research and development resources and is one of the leading innovators, with a long history in ski boot manufacturing. In 2004 we introduced the full costum system which allows to adapt the width of the boot with an internal wedge.

     In the area of bindings, we continually introduce new technical features for improved performance, safety and comfort such as new Free Flex systems, the unique safety "ABS" anti-friction toeplates, new and lighter designs of our unique Diagonal safety feature, new integrative solutions with new mounting processes (Railflex System), innovative light-weight constructions, as well as changes in styling and appearance in each two- to three-year product cycle. In 2004 we introduced a new demo version of the integrated Rail Flex System.

     Our expertise in tennis racquet design resulted in the 1997 launching of the Head Titanium Tennis series and in 2000 the Head Intelligence racquet technology. Some of these racquets feature a Microchip design, which converts mechanical energy into electrical energy and the result is the first chip-powered, electronically dampened tennis racquet. In 2002 we launched Head Intelligence X, further advancing the performance benefits of the proprietary Head Intelligence technology. In 2003 we introduced the Head Liquidmetal technology in our racquets, which "Fortune" magazine and "Business Week" recently declared to be one of the best 25 products of the year 2003. Tennis magazines in the United States and Germany also have recognized the state-of-the-art design of this proprietary technology. In 2004 we brought the Protector series of racquets to the market. These are specially designed to address the needs of players with tennis elbow and contain the first-ever Electronic Dampening System. Our EDS is different from other dampening systems because it reacts immediately upon ball impact, not after, giving a revolutionary vibration dampening. Combined with a special cushioned grip and string the system reduces stress on the arm and can alleviate pain symptoms for some players with acute tennis elbow.

     Penn has long been a major source of innovation in the tennis ball market, improving tennis balls through such innovations as the introduction of "play related" tennis balls for different court surfaces and altitudes; optical yellow tennis balls, which have become industry standard; and recyclable plastic tennis ball containers with pull ring and plastic lid.

     Mares has a 54 year history of product innovation and we believe is one of the most advanced R&D centers in the industry. In 2002, Mares invented the new airtrim system for BCs which eliminates the old style inflators. By doing so, Mares has renewed some key elements in the area of diving. A new series of minimal weight regulators with performance is now under testing by the US Navy Seals for heavy conditions use. In addition, the new state-of-the-art watch computer "Nemo" is achieving considerable interest. It was released on the market in 2004.

Customers

     We sell our products to approximately 31,000 specialty sporting goods stores, chain stores and department stores in over 80 countries. Our customers vary depending on where our products are sold. Our largest customers include Price Costco, The Sports Authority and Wal Mart in the United States; Victoria, Alpen and Xebio in Japan; Intersport International, a voluntary buying group which distributes our products predominantly in Europe; and Decathlon in France and other European countries.

     The payment terms that we offer to customers in our three business areas (Winter Sports, Racquet Sports and Diving) are consistent with the terms offered by other participants in the market.

     Winter Sports: This business area is very seasonal. We start our winter sport sales in July and August but our customers' sales to retail customers occur primarily in November and December. Payment by our customers is not contingent upon resale of our product by our customers. However, the standard practice in this business area is for customers to pay their vendors only after they begin to sell the vendor's products. Therefore, as a result of this practice, payment terms for this business area typically exceed 90 days since we receive cash payments between November and February for sales starting in July.

     Racquet Sports: Generally payment terms are between 60 and 90 days. However, in limited cases, such as when we deliver products early or in connection with certain sales campaigns, we may grant terms over 90 days.

     Diving: As a result of competition in this business area, and in line with the standard practice of our competitors, we grant payment terms of 120 days to our key customers for shipments to Italy (our major market). In addition, the diving business in Europe is very seasonal with most sales occurring in the spring and summer months. Despite this, we produce and deliver diving equipment and products throughout the entire year so as to improve our production and logistical capabilities.

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

     o The main competitors to our Head ski brand, are Rossignol, which is owned by Rossignol S.A (undergoing takeover of ownership by Quiksilver); Salomon, which is owned by Salomon AG; Atomic, which is owned by Amer Group Plc; Fischer, which is owned by Fischer GmbH; K2, which is owned by K2 Inc., and a number of smaller ski manufacturers. Our Tyrolia bindings division competes primarily with Salomon, Marker and Atomic. With respect to Head ski boots, our main competitors are Salomon; Nordica, Technica and Dolomite, all of which are owned by the Technica-Lowa-Dolomite Group; and Lange and Rossignol, part of Rossignol S.A.

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

Materials

     As a result of the price increases for oil and steel in the world market, we faced significant cost increases in plastic components (bindings, boots, fins), carbon-fibres and metal parts (binding components and ski edges) during 2004. We expect that this trend will continue in 2005 and will have a cost impact of between $4 to $5 million.

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


     The following is a list of Head N.V.'s significant (direct and indirect) subsidiaries and their country of incorporation:


                                                                                            Proportion of
                       Significant Subsidiary                           Domicile          Issued Capital Held
  ----------------------------------------------------------------    -----------------  -------------------
  HTM Sport- und Freizeitgerate AG................................    Austria                     100%
  Head Holding Unternehmensbeteiligung GmbH.......................    Austria                     100%
  Head International GmbH.........................................    Austria                     100%
  Head Sport AG...................................................    Austria                     100%
  Head Tyrolia GmbH...............................................    Austria                     100%
  Head Technology GmbH............................................    Austria                     100%
  Tyrolia Technology GmbH.........................................    Austria                     100%
  Head/Tyrolia Sports Canada Inc..................................    Canada                      100%
  Head Sport s.r.o................................................    Czech Republic              100%
  OU HTM Sport Eesti..............................................    Estonia                     100%
  Head Tyrolia Sports S.A.........................................    France                      100%
  Head Germany GmbH...............................................    Germany                     100%
  Head UK Ltd.....................................................    Great Britain               100%
  HTM Sport S.p.A.................................................    Italy                       100%
  HTM Sports Japan KK.............................................    Japan                       99.6%
  HTM Head Tyrolia Mares Iberica S.L..............................    Spain                       100%
  Head Switzerland ...............................................    Switzerland                 100%
  HTM USA Holdings Inc............................................    USA                         100%
  Head USA Inc....................................................    USA                         100%
  Penn Racquet Sports Inc.........................................    USA                         100%


4.D. Property, Plant and Equipment

     The following table sets forth information as of December 31, 2004 with respect to the manufacturing, production, warehousing and office facilities used by us in our business:

                                                                                                 Area (in
            Location                              Description                 Owned/ Leased   square meters)
-------------------------------    ----------------------------------------  -------------------------------
Kennelbach, Austria............    Ski and tennis manufacturing              Leased                12,774
                                   Administration, marketing, research       Leased                 4,563
                                   and development
Klaus, Austria.................    Warehousing                               Leased                 8,710
Schwechat, Austria.............    Binding manufacturing                     Leased                12,709
                                   Warehousing                               Leased                 5,510
                                   Administration, marketing, research       Leased                 1,472
                                   and development
Neusiedl, Austria..............    Binding assembly and warehousing          Leased                 2,974
Maser, Italy...................    Ski boot manufacturing, research and      Leased                 6,500
                                   development
Litovel, Czech Republic........    Ski boots and diving products
                                   Manufacturing                             Owned                  8,122
                                   Warehouse                                                        7,182
Budejovice, Czech Republic.....    Tennis racquets assembly and ski          Owned                  8,534
                                   manufacturing
Rapallo, Italy.................    Manufacturing                             Owned                  1,200
                                   Warehousing, administration, research     Owned                  4,800
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

     Although the 2004/2005 winter sports season experienced a late start in all geographic markets, good snow conditions helped the sales recover. The Japanese market continued to decline, suffering from a continued difficult economic environment, which leads us to expect that sales for 2005 will further decline. Apart from additional potential sales in Eastern Europe and in China, we expect the worldwide ski market to be stable. The snowboard market suffered more strongly from the late start in the winter sports season, and we expect the market for snowboard products to decline by approximately 10%.

     While the tennis market in the US showed some growth in 2004, due to bad weather conditions during the summer of 2004 the European tennis market declined. Retailers in many markets reported higher than average inventories, reflecting a reduction in purchases for the second half of the year. Tennis racquet sales volume in Japan remained stable. Growth in the US market for tennis balls was stable during 2004, while in Europe the market growth for tennis balls experienced a decline from bad weather conditions.

     Growth in the overall market for diving equipment is expected to be flat in the US and declining in Europe, due to less travel worldwide to dive centers and resorts and, corresponding by, fewer purchases of equipment. However, the market in Southeast Asia experienced fair growth. In the past, we have increasingly focused on the Japanese and Chinese markets and have established dedicated area managers and implemented marketing initiatives. Our strategy in the Japanese and Chinese markets is to improve product availability and customer satisfaction.

     We operate in a multi-currency environment and are subject to currency translation risk and, to a lesser extent, currency transaction risk, principally between the euro and U.S. dollar. Currency translation risk arises because we measure and record the financial condition and results of operations of each of our subsidiaries in their functional currency and then translate these amounts into U.S. dollars, our reporting currency. Of our revenues 22% is generated in U.S. dollars whereas 57% of our consolidated revenues are generated in Euros. The functional currency of our European operations is the euro. Fluctuations in the value of the euro with respect to the U.S. dollar have had, and may continue to have, a significant impact on our financial condition and results of operations. We are subject to currency transaction risk whenever one of our subsidiaries enters into a transaction using a currency other than its functional currency. We reduce this risk, however, by seeking to match our revenues and costs, as well as assets and liabilities, in each currency.

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

     In connection with ordinary share options granted to officers we have incurred a non-cash compensation expense of approximately $0.7 million and $0.6 million in the 2003 and 2004 fiscal years, respectively. As of December 31, 2004, deferred non-cash compensation relating to previously granted stock options amounted to approximately $1.2 million. This amount will be recognized as an expense over the remaining vesting terms of the options. Any further stock option grants will result in additional non-cash compensation expense being recognized.

     Our expenses, as reported in U.S., dollars are also affected by movements in the exchange rate of the U.S. dollars against the currencies of the countries in which we operate and sell our goods. Of our cost of goods sold and other operating expenses 26% is generated in U.S. dollars whereas 66% is generated in euros. Because a portion of our U.S. dollar revenues are generated from products manufactured on an euro-cost basis, the appreciation of the euro against the U.S. dollar has increased our expenses when translated into U.S. dollar and adversely affected our margins.


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

Pension and Postretirement benefits

     The Company accounts for the costs of pension plans and postretirement benefits in accordance with SFAS 87, "Employers' Accounting for Pensions" ("SFAS 87") and SFAS 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" ("SFAS 106"), respectively.

     The Company sponsors defined benefit pension and postretirement benefit plans. The postretirement plans provide leaving indemnities paid to employees at some Austrian and other European locations. The indemnities are based upon years of service and compensation levels and are generally payable upon retirement or dismissal in some circumstances, after predetermined number of years of services.

     The calculation of the Company's pension expense and pension liability associated with its defined benefit pension plans requires the use of a number of assumptions that the Company deems to be "critical accounting estimates." Changes in these assumptions can result in different pension expense and liability amounts, and actual experience can differ from the assumptions. The Company believes that the most critical assumptions are the discount rate and the expected rate of compensation increase.

     At the end of each year, the Company determines the discount rate to be used for pension liabilities. In estimating this rate, the Company looks to rates of return on high quality, long term corporate bonds that receive one of the two highest ratings given by a recognized ratings agency. The Company discounted its future pension liabilities using rates of 5.0% and 4.5% at December 31, 2003 and 2004, respectively. The discount rate used to determine the value of liabilities has a significant effect on expense.

     The actuarial assumptions on the expected rate of compensation are determined by management based on the present rate of compensation increase and upon information available to the Company. The expected rate of compensation increase in the pension plans is 2.4% and 2.7% at December 31, 2003 and 2004, respectively.

     The Company expects to make insignificant amounts of employer contributions during 2005. The estimate of contributions is based on significant assumptions, such as pension plan benefit levels. Actual contributions could differ.


Allowance For Doubtful Accounts

     We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. We specifically analyze accounts receivables and evaluate historical bad debt, customer concentrations, customer creditworthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. These estimations are continually reviewed. Recoveries related to changes in reserves did not occur in 2004.

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

Inventory Obsolescence

     Our chosen markets are competitive and subject to fluctuations in demand and technological obsolescence. We periodically review our inventory for obsolescence and declines in market value below cost. Estimated obsolescence or unmarketable inventory led to write-downs of our inventory to the estimated market value based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favourable than those projected by us, additional inventory write-downs may be required. No significant write downs were recognized in 2004.

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

     As of December 31, 2004, we had approximately $437.4 million (net of restricted portion due to the EC decision) of net operating tax loss carry forwards, primarily in Austria. Austria allows an unlimited carryover of net operating losses. Accordingly, we believe it is more likely than not that we will utilize $418.2 million of net operating loss carryforwards to lower cash taxes on future taxable income (see Note 20 to the consolidated financial statements). The realization of operating loss carry forwards is ultimately dependent upon our ability to generate future earnings in the respective jurisdictions. There can be no guarantee that we will generate future earnings.

Recent Accounting Pronouncements

     In December 2004, the Financial Accounting Standard Board ("FASB") issued a revised SFAS No. 123(R), "Share-Based Payment - Amendment of FASB Statements No. 123 and 95" ("SFAS 123(R)"). SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services or incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments, focusing primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123(R) requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions) and recognize the cost over the period during which an employee is required to provide service in exchange for the award. We are required to adopt SFAS 123(R) effective July 1, 2005 , and we are currently in the process of evaluating the impact of SFAS 123(R).

     In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non monetary Assets - An Amendment of APB Opinion No. 29" ("SFAS 153") which eliminates the exception for non monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non monetary assets that do not have commercial substance. We are required to adopt SFAS 153 for non monetary asset exchanges occurring in the first quarter of 2006. We are currently in the process of evaluating the impact of SFAS 153.

     In November 2004, FASB issued SFAS No. 151, "Inventory Costs -- an amendment of ARB No. 43, Chapter 4" ("SFAS 151"). This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of abnormal. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We are currently in the process of evaluating the impact of SFAS 151.

     In December 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS 132(R)"). The provisions of that Statement do not change the measurement and recognition provisions of SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS 132(R) replaces SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," and requires additional disclosures pertaining to plan assets, benefit obligations, key assumptions, and the measurement date. This standard is effective for domestic plans for the reporting period ending after December 15, 2003 (and June 15, 2004 for disclosure of estimated future benefit payments) and for foreign plans and non-public entities for interim periods ending after December 15, 2003 and for years ending after June 15, 2004. We have adopted this standard and has provided the required disclosures.

     In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46) "Consolidation of Variable Interest Entities, an interpretation of ARB 51". In December 2003, the FASB issued FIN 46R, "Consolidation of Variable Interest Entities," which amended FIN 46. FIN 46R was effective immediately for arrangements entered into after January 31, 2003, and became effective January 1, 2004 for all arrangements entered into before February 1, 2003. FIN 46R requires existing unconsolidated variable interest entities ("VIEs") to be consolidated by their primary beneficiary. The primary beneficiary of a VIE is a party that absorbs a majority of the entity's expected losses or receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership interests, contractual interests, or other pecuniary interests in an entity that changes with changes in the fair value of the entity's net assets excluding variable interests. Prior to FIN 46R, we included an entity in its consolidated financial statements only if it controlled the entity through voting rights. The adoption of FIN 46 and FIN 46R did not have a material impact on our financial position or result of operations.

     In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material impact on our consolidated financial statements.


Results of Operations


Year Ended December 31, 2003 Compared to Year Ended December 31, 2004

     The following table sets forth each line item of our consolidated statement of operations as a percentage of total revenues for the periods shown:


                                                                        For the Years Ended
                                                                            December 31,
                                                                    2003                   2004             Change
                                                             ---------------------  -------------------  ------------
                                                                $           %           $           %          $
                                                             --------  -----------  ----------  -------  ------------
                                                                      (in thousands, except percentages)
Total net revenues......................................     422,330     100.0%     467,014      100.0%      44,684
Cost of sales...........................................     266,023      63.0%     294,360       63.0%      28,337
                                                            --------     ------    --------      ------     -------
Gross profit............................................     156,307      37.0%     172,654       37.0%      16,347
                                                            ========     ======    ========      ======     =======
Selling and marketing expense...........................     108,193      25.6%     118,511       25.4%      10,318
General and administrative expense (excluding
non-cash compensation expense)..........................      38,847       9.2%      41,883        9.0%       3,036
Non-cash compensation expense...........................         654       0.2%         555        0.1%         (99)
Gain on sale of property................................          --                 (5,650)      (1.2%)     (5,650)
Restructuring costs.....................................       8,368       2.0%       2,347        0.5%      (6,021)
                                                            --------     ------    --------      ------     -------
Operating Income........................................         245       0.1%      15,008        3.2%      14,763
                                                            ========     ======    ========      ======     =======
Interest expense........................................     (13,999)     (3.3%)    (25,699)      (5.5%)    (11,700)
Interest income.........................................       1,050       0.2%       2,121        0.5%       1,071
Foreign exchange loss...................................      (1,103)     (0.3%)       (606)      (0.1%)        497
Other income (expense), net.............................         (18)     (0.0%)        (97)      (0.0%)        (79)
                                                            --------     ------    --------      ------     -------
Income (loss) from operations before income taxes.......     (13,825)     (3.3%)     (9,274)      (2.0%)      4,551
                                                            ========     ======    ========      ======     =======
Income tax expense......................................        (832)     (0.2%)    (27,661)      (5.9%)     26,829
                                                            --------     ------    --------      ------     -------
Net Loss................................................     (14,657)     (3.5%)    (36,935)      (7.9%)    (22,278)
                                                            --------     ------    --------      ------     -------


     Total Net Revenues. For the twelve months ended December 31, 2004, total net revenues increased by $44.7 million, or 10.6%, to $467.0 million from $422.3 million in 2003. This increase was mainly due to the strengthening of the euro against the U.S. dollar as well as a positive development of the sales in our winter sports and diving divisions.

     The following table sets forth revenues for each of our product categories for each of the years ended December 31, 2003 and 2004:




                                             For the Years Ended December 31,
                                             -----------------------------------
                                               2003          2004      % Changes
                                             ---------   -----------   ---------
                                            (in thousands, except percentages)
Product category:
Winter Sports........................... $    188,768  $    223,211       18.2%
Racquet Sports..........................      166,417       168,037        1.0%
Diving..................................       66,322        75,453       13.8%
Licensing...............................        9,701        11,059       14.0%
                                          -----------   -----------   ---------
Total Revenues..........................      431,208       477,759       10.8%
Other Revenues..........................        1,394         1,326       (4.9%)
Sales Deductions........................      (10,272)      (12,071)      17.5%
                                          -----------   -----------   ---------
     Total Net Revenues................. $    422,330  $    467,014       10.6%
                                          -----------   -----------   ---------

     Winter Sports revenues increased by $34.4 million, or 18.2%, to $223.2 million from $188.8 million in 2003. This increase was due to the strengthening of the euro against the U.S. dollar, higher sales volumes for bindings, skis and snowboard equipment and higher sales volumes and prices for our ski boots.

     Racquet Sports revenues increased by $1.6 million, or 1.0%. This increase resulted mainly from the strengthening of the euro against the U.S. dollar. Although sales volumes and prices for our tennis racquets remained stable we faced a decrease in sales volumes and prices for our tennis balls.

     Diving product revenues increased by $9.1 million, or 13.8%. This results mainly from increased sales volumes due to better product availability and the strengthening of the euro against the U.S. dollar.

     Licensing revenues increased by $1.4 million, or 14.0% mainly due to increased revenues from existing contracts and from new licensing agreements.

     Other revenues include amounts billed to customers for shipping and handling.

     Sales deductions consist of sales incentives, which are earned by our customers subsequent to delivery of our product, including cash discounts for volume rebates and other than cash consideration. We acknowledge that our policy was at variance with EITF 01-09. As a result of the adoption of EITF 01-09, in the financial statements for 2003 we reclassified sales incentives of $10.3 million from selling and marketing to sales deductions. Sales deductions increased by $1.8 million, or 17.5%, to $12.1 million from $10.3 million in 2003 mainly due to increased revenues and the strengthening of the euro against the U.S. dollar.

     Cost of Sales. Cost of Sales increased by $28.3 million or 10.7%. Driven by the oil and steel price development on the world market we were facing significant cost increases in plastic components (bindings, boots, fins), carbon-fibres and metal parts (e.g. binding components and ski edges).

     Gross Profit. Gross Profit increased by $16.3 million to $172.7 million from $156.3 million in 2003 due to increased revenues. Gross margin remained stable at 37.0% in 2004 compared to the comparable 2003 period.

     Selling and Marketing Expense. Selling and marketing expense increased by $10.3 million, or 9.5%, to $118.5 million from $108.2 million in 2003. The increase was due mainly to the strengthening of the euro against the U.S. dollar, which adversely impacted our predominantly euro denominated costs. In addition, our variable distribution costs increased due to higher sales.

     General and Administrative Expense. General and administrative expense increased by $3.0 million, or 7.8%, due mainly to the strengthening of the euro against the U.S. dollar, which adversely impacted our predominantly euro denominated costs.

     Non-Cash Compensation Expense. We recorded $0.6 million in 2004 compared to $0.7 million in 2003 as non-cash compensation expense due to the grant of stock options under our stock option plans of 1998 and 2001, and the resulting amortization expense.

     Gain on sale of property. We recorded a gain from the sale of our premises in Ireland of $5.7 million in 2004.


     Restructuring .The transfer of the skiboot production from Estonia to Czechia, the transfer of the jacket production from Estonia to Bulgaria, the transfer of the tennis-ball production from Ireland to Phoenix USA and the expansion of our ski plant in Budweis have been completed successfully.We started materializing benefits of these projects in the second half of 2004 partly offset by one-off costs and expect all benefits to be materialized in 2005. We recorded restructuring costs of $2.3 million in 2004 consisting of dismissal and transfer costs in connection with the closing of our production facility in Mullingar, Ireland and our plant in Tallinn, Estonia.

     Operating Income. As a result of the foregoing factors, operating income for the twelve months ended December 31, 2004 increased by $14.8 million to $15.0 million.

     Interest Expense. 2004 interest expense increased by $11.7 million or 83.6% to $25.7 million from $14.0 million in 2003. This increase was mainly due to the following: write-off of the capitalized debt issuance costs of $3.2 million relating to our former 10.75% senior notes, which were repaid with proceeds from our new 8.5% senior notes in January 2004; the premium of $4.4 million for the early redemption of the 10.75% senior notes and the higher interest expenses due to increased debt of the group. The strength of the euro against the U.S. dollar further impacted these predominantly euro denominated expenses.

     Interest Income. Interest income increased by $1.1 million, or 102%, due to higher cash on hand during this period as well as due to the strengthening of the euro against the U.S. dollar.

     Foreign Exchange Loss. In 2004 we recorded a foreign currency exchange loss of $0.6 million, compared to a loss of $1.1 million in 2003.

     Other Income (Expense), net. Other expense, net increased by $0.08 million to a net expense of $0.1 million from $0.02 million in 2003.

     Income Tax Expens. In 2004, income tax expense increased by $26.8 million to $27.7 million from $0.8 million in 2003. This increase in income tax expense is mainly due to a reduction in the Austrian tax rate which led to a decrease in deferred tax assets resulting from tax losses carried forward of $24.9 million.

     Net Income (Loss). As a result of the foregoing factors, we had a net loss of $36.9 million in 2004, compared to a net loss of $14.7 million in 2003.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2003

     The following table sets forth each line item of our consolidated statement of operations as a percentage of total revenues for the periods shown:


                                                                    For the Years Ended
                                                                        December 31,
                                                               2002                     2003                Change
                                                       ---------------------   ----------------------     ---------
                                                            $           %            $           %            $
                                                       ----------  ---------   -----------  ---------     ---------
                                                                   (in thousands, except percentages)
Total net revenues...............................        379,950     100.0%       422,330     100.0%         42,380
Cost of sales....................................        233,402      61.4%       266,023      63.0%         32,621
                                                       ---------   ---------   ----------    -------      ---------
  Gross profit...................................        146,548      38.6%       156,307      37.0%          9,759
                                                       =========   =========   ==========    =======      =========
Selling and marketing expense....................         95,082      25.0%       108,193      25.6%         13,111
General and administrative expense (excluding
   non-cash compensation expense)................         32,081       8.4%        38,847       9.2%          6,767
Non-cash compensation expense....................          1,632       0.4%           654       0.2%           (978)
Restructuring costs..............................             --         --         8,368       2.0%          8,368
                                                       ---------   ---------   ----------    -------      ---------
  Operating income...............................         17,753       4.7%           245       0.1%        (17,508)
                                                       =========   =========   ==========    =======      =========
Interest expense.................................        (11,677)     (3.1%)      (13,999)     (3.3%)        (2,322)
Interest income..................................            940       0.2%         1,050       0.2%            110
Foreign exchange loss............................         (7,387)     (1.9%)       (1,103)     (0.3%)         6,284
Other income (expense), net......................            387       0.1%           (18)     (0.0%)          (405)
                                                       ---------   ---------   ----------    -------      ---------
  Income (loss) from operations before income taxes           15       0.0%       (13,825)     (3.3%)       (13,840)
                                                       =========   =========   ==========    =======      =========
Income tax expense...............................         (2,630)     (0.7%)         (832)     (0.2%)         1,798
                                                       ---------   ---------   ----------    -------      ---------
  Net Loss.......................................         (2,615)     (0.7%)      (14,657)     (3.5%)       (12,043)
                                                       ---------   ---------   ----------    -------      ---------

     Total Net Revenues. For the twelve months ended December 31, 2003, total net revenues increased by $42.4 million, or 11.2%, due to higher sales volumes of winter sports products and a positive impact from the strengthening of the euro against the U.S. dollar, partially offset by lower sales volumes of racquet sports and diving products.

     The following table sets forth revenues for each of our product categories for each of the years ended December 31, 2002 and 2003:



                                                      For the Years Ended December 31,
                                               ---------------------------------------------
                                                   2002            2003          % Changes
                                               -------------  --------------  --------------
                                                     (in thousands, except percentages)
Product category:
Winter Sports.............................    $     144,667   $     188,768          30.5%
Racquet Sports............................          168,822         166,417          (1.4%)
Diving....................................           65,600          66,322           1.1%
Licensing.................................            8,398           9,701          15.5%
                                               ------------    ------------   ------------
Total Revenues............................          387,487         431,208          11.3%
Other Revenues............................            1,246           1,394          11.9%
Sales Deductions..........................           (8,783)        (10,272)         17.0%
                                               ------------    ------------   ------------
     Total Net Revenues...................    $     379,950   $     422,330          11.2%
                                               ------------    ------------   ------------

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

     Other revenues consist of amounts billed to the customer in a sales transaction for shipping and handling. We acknowledge that our policy was at variance with EITF 00-10. As a result of the adoption of EITF 00-10, in the financial statements for 2002 and 2003 we reclassified amounts billed to customers for shipment and handling of $1.2 million and $1.4 million, respectively from selling and marketing to other revenues.

     Sales deductions consist of sales incentives, which are earned by our customers subsequent to delivery of our product, including cash discounts for volume rebates and other than cash consideration. We acknowledge that our policy was at variance with EITF 01-09. As a result of the adoption of EITF 01-09, in the financial statements for 2002 and 2003 we reclassified sales incentives of $8.8 million and $10.3 million, respectively from selling and marketing to sales deductions. Sales deductions increased by $1.5 million, or 17.0%, to $10.3 million from $8.8 million in 2002 mainly due to increased revenues and the strengthening of the euro against the U.S. dollar.

     Gross Profit. Gross profit increased by $9.8 million to $156.3 million in 2003 from $146.5 million in 2002. Gross margin decreased to 37.0% in 2003 from 38.6% in 2002 due to lower average prices, the inclusion of costs associated with various reorganization programs, and the strengthening of the euro against the U.S. dollar which adversely affected our euro-denominated cost. To lower our expenses, we initiated a cost reduction program in 2003 that, in part, involved migrating certain operations out of higher-cost countries. Please see "Item 4.B Business Overview - Our Strategy - Reduce Costs" for a description of our cost reduction program. Gross Profit for 2002 and 2003 has changed due to the adoption of EITF 01-09 (Sales deductions) and EITF 00-10 (Other revenues).

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

     Selling and Marketing Expense. Selling and marketing expense increased by $13.1 million, or 13.8%, due to exchange rate effects on these predominantly euro-denominated costs and an increase of the allowances for bad debts amounting to $1.9 million as a result of the illiquidity of an Italian customer. Selling and Marketing Expense for 2002 and 2003 have changed due to the adoption of EITF 01-09 (Sales deductions) and EITF 00-10 (Other revenues).

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

     In 2004 cash generated from operating activities decreased by $9.6 million, or 55.1% to $7.8 million from $17.3 million in 2003. This decrease is mainly the result of the higher net loss in 2004. We increased our cash position with a portion of the net proceeds from our newly issued 8.5% senior notes due 2014. We used part of the proceeds from the 8.5% senior notes to redeem at a premium our outstanding 10.75% senior notes due 2006, certain other long-term debts, and $29.7 million of originally classified as short-term borrowings and reclassified as long-term debt, as of December 31, 2003.In addition, we used part of these proceeds, together with cash from operation and cash from sale of our premises in Ireland to purchase property, plant and equipment of $23.2 million. Finally, we used $13.6 million to purchase available for sale marketable securities.

     Total debt as of December 31, 2004, was $242.7 million, consisting of short-term borrowings of $39.9 million, other long-term debt of $31.0 .million and 8.5% Senior Notes of $171.8 million.

     As of December 31, 2004, we had $2.5 million in available unused credit facilities and reported $59.6 million cash on hand. Net cash provided by from operating activities decreased from $23.3 million in 2002 to $17.3 million in 2003. This decrease is a result of lower net income and a higher level of accounts receivable partially offset by a greater reduction of inventories. The cash flows from operating activities were primarily used to purchase property, plant and equipment of $16.9 million and to repurchase treasury stock of $1.2 million.

     As of December 31, 2003, we had $41.3 million in unrestricted cash and cash equivalents and aggregate undrawn credit facilities of $8.7 million under operating credit lines, Austrian bank loans, and other lines of credit. In addition, $15.0 million was available under the U.S. loan agreement.

     As described above, we operate in a multi-currency environment and are subject to currency translation risk and, to a lesser extent, currency transaction risk. We incur transaction risk whenever one of our subsidiaries enters into a transaction using a currency other than its functional currency. In order to reduce this risk, we seek to match our revenues and costs in each currency. We also hedge part of our firm commitments for sales to Japan, Switzerland and Canada through forward contracts and options with Austrian banks. As of December 31, 2004, we had ten forward contracts on Japanese yen totaling $12.9 million, twelve Canadian dollar forward contracts totaling $9.0 million, five British pounds forward contracts totaling $5.5 million and fours Swiss franc forward contracts totaling $10.2 million. We recorded foreign exchange losses of $7.4, $1.1 and $0.6 million in 2002, 2003 and 2004. See "Quantitative and Qualitative Disclosures About Market Risk".

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

Loan Agreements


     Sale-Leaseback.We entered into an agreement on June 28, 2002, whereby we sold land and building to an unrelated bank and leased it back over a 15 year term. The proceeds of this sale were (euro)10.6 million. We have the obligation to purchase the property back after 15 years for (euro)8.2 million. We may also repurchase the property at our option from the first until the tenth year of the arrangement for the present value of the future lease payments and the remaining residual value.

     We are also required to pay the bank a monthly deposit of (euro)0.01 million, which will be repaid to us, plus interest of 6.7%, at the time of repurchase.

     Because of our continuing involvement, this transaction has been accounted for as a financing such we have recorded (euro)10.6 million of cash and long-term borrowings at the inception date of this agreement. At December 31, 2003 and 2004, the remaining obligation under the financing agreement is $13.2 and $14.1 million, respectively.

     Operating Credit Lines. As of December 31, 2003 and 2004, we had outstanding debt of $2.3 million and $0.2 million, respectively with various Austrian banks. We had an undrawn credit facilities as of December 31, 2003 of $7.9 million. The weighted average interest rate on outstanding loans was at December 31, 2003 and 2004 3.6% and 4.5%, respectively.

     Oesterreichische Kontrollbank Aktiengesellschaft. As of December 31, 2003 and 2004, we had outstanding borrowings under this line of credit of $18.9 million and $20.4 million, respectively with Austrian banks in the context of Austrian export promotion programs administered by Oesterreichische Kontrollbank Aktiengesellschaft. The weighted average interest rate on this indebtedness was at December 31, 2003 and 2004 2.15% and 2.65%, respectively. These loans had been made in form of credits for specific exports. The amounts owed are secured by bills of exchange and by all Austrian trade receivables. No more credit facilities are available under these terms of commitment.

     Senior Notes On July 15, 1999, one of our wholly-owned subsidiaries, Head Holding issued (euro)100.0 million of senior notes. The notes bore interest of 10.75% per annum, which was payable semi-annually and was to mature in total on July 15, 2006. Among other restrictions, the notes included certain restrictive terms regarding investments, distributions and incurrence of additional indebtedness by us. On January 5, 2000, a registration statement for the exchange of the original 10.75% senior notes for new 10.75% senior notes was made effective by the U.S. Securities Exchange Commission (SEC). On February 9, 2000, this Exchange Offer was consummated. In October 2000, we repurchased
(euro)30.9 million of its senior notes in a series of transactions using part of the proceeds of our initial public offering. In July 2002, we repurchased another (euro)3.6 million of its senior notes. At December 31, 2003, we had
(euro)65.5 million ($82.9 million) of senior notes outstanding. In January 2004, one of our subsidiaries issued (euro)135.0 million of 8.5% unsecured senior notes due 2014, guaranteed by Head N.V. and certain of its subsidiaries. The notes are listed on the Luxembourg Stock Exchange. With the proceeds from the sale, all of our outstanding 10.75% senior notes due 2006 were redeemed. The total redemption payment was (euro)70.1 million of which (euro)3.5 million represents the redemption premium. In addition, we used a portion of the remaining proceeds to repay (euro)25.8 million of other outstanding debt. In June 2004, we repurchased the equivalent of (euro)5.5 million of its 8.5% senior notes for (euro)5.0 million ($5.9 million) and realized a gain of $0.4 million. As a result of this transaction, we wrote-off $0.07 million of debt issue costs. At December 31, 2004, we had (euro)126.2 million ($171.8 million) of senior notes outstanding. As of December 31, 2003, (euro)25.1 million ($31.8 million) short-term loans were reclassified to long-term debt due to our intention to refinance them with senior notes.

The remainder of the proceeds will be used for working capital and general corporate purposes.


     Mortgage Agreement

     In 2002, one of our subsidiaries entered into a mortgage agreement secured by the Penn Phoenix property with an unrelated financial institution of $4.8 million over a 15 year term at an interest rate of 7.33%. At December 31, 2003 and 2004, the outstanding balance of the mortgage was $4.5 million and $4.3 million, respectively.


     Other Long-Term Debt

     As of December 31, 2003 and 2004, we had an aggregate amount of approximately $0.4 million and $0.1 million long-term debt respectively owed to several Austrian government agencies. This debt is denominated in euro and had a weighted average interest rate on outstanding borrowings of approximately 4.3% at December 31, 2003. This long-term debt is payable over several years, with the final payments scheduled in 2005.

     Other long-term debt comprises secured loans in Austria, Italy and the Czech Republic outstanding with several banks. At December 31, 2003 and 2004, the remaining outstanding long-term debt is $14.9 million and $12.5 million, respectively. The weighted average interest rate on outstanding borrowings was 2.7% and 2.6% as of December 31, 2003 and 2004, respectively. Borrowings mature at various dates through 2009.


     Italian Bank Loans

     As of December 31, 2003, HTM Sport S.p.A., our Italian subsidiary, had drawn an aggregate amount of approximately $19.2 million with various Italian banks. The weighted average interest rates on these credit lines was 4.3% at December 31, 2003. This lines were repaid using the proceeds from our 8.5% Senior Notes issued in January 2004.



     Japanese Bank Loans

     As of December 31, 2003 and 2004, HTM Sports Japan KK, one of our Japanese subsidiaries, had short-term credit lines with Sumitomo Bank of approximately $18.5 million and $17.4 million, respectively that are renewed annually. We guarantee the payments to Sumitomo Bank in the amount of the outstanding debt. The weighted average interest rate on these loans was at December 31, 2003 and 2004 3.0%.

     Other Lines of Credit

     As of December 31, 2003 we had outstanding amounts of approximately $10.3 million under other operating lines of credit in France and Canada. In addition, there was an unused credit facility in Canada of $0.8 million. The weighted average interest rate on these loans was 3.4% at December 31, 2003. As of December 31, 2004 we had $1.9 million under other operating lines of credit in Canada with a weighted average interest rate of 4.75%. The unused credit facility as of December 31, 2004 amounted to $2.5 million.

     Capital Expenditures; Research and Development

     We expect to spend approximately $55 million on investment in property, plant and equipment and $45 million on research and development in the 2005 to 2007 period, primarily for the design and manufacturing of products that are scheduled to be introduced and existing products which we expect to continue selling during the period.

5.C. Research and Development, Patents and Licenses

     We believe that we are an industry leader in the development of innovative and technologically advanced sports equipment. Our research and development groups identify consumer needs and shifts in consumer preferences in order to develop new product ideas and concepts. In addition, we encourage cross-fertilization of ideas among divisions, which has led to further product innovations. In 2004, 2003 and 2002, we spent approximately $15.5 million $13.6 million and $11.0 million, respectively, on engineering, research and development and $0.7 million, $0.7 million and $1.0 million, respectively, for patents and licenses. To ensure quality and precision, the majority of our products are designed on our own computer-aided design and manufacturing (CAD/CAM) systems.

5.D. Trend Information

     We operate in mature markets that in 2003/2004 experienced flat to slightly declining conditions on a worldwide basis. The industry trend continues to be towards a consolidation of players who are able to provide retailers with offerings across all product segments within the sporting categories. This has been most pronounced in the Winter Sports market were almost all companies now offer the full range of products consisting of skis, ski boots, bindings and snowboards.

     Continuing weakness in the Japanese market has particularly affected the Winter Sports market and we expect this trend to continue in 2005. We have seen some recovery in the US market, especially in Racquet Sports although on a worldwide basis this growth was offset by poor weather conditions suppressing sales in Europe.

     We expect that future growth in our markets will come from the development of the markets in Eastern Europe, South East Asia and China.

     Revenues Growth and Currency Fluctuations

     While we report our results in U.S. dollars, approximately 65% of our revenues are in euros and the majority of our manufacturing is on a euro cost basis. As a consequence, currency fluctuations have an effect upon our reported results. Within a given period, the appreciation of the euro against the dollar will be reflected in higher revenues and costs on a translation basis, and conversely, when it depreciates, we would expect to show lower revenues and costs. Given the current order flow, we expect revenue in 2005 to be in line with 2004.

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

     Product Outlook

     In Winter Sports, we see a significant trend towards integrated, better coordinated ski-binding-boot systems. We see retailers to become more cautious in placing pre season orders. In 2004, re-orders were slightly below previous years caused by the late arrival of snow. For 2005, we will be concentrating on improving product mix, especially on extending our high end product line, as we expect the consumer preference for high performance sports products to continue. We will extend our integrated line of ski products and concentrate on improving the ski product mix. For those products for which there is high demand, such as our best-selling SL 100 bindings, we will focus on increased profitability. We continually introduce new technical features for improved performance, safety and comfort such as the integrative solutions with new totally integrated tool free systems (Railflex System), innovative light-weight constructions, the use of liquid metal on our top range of skis as well as changes in styling and appearance in each two- to three-year product cycle.

     In snowboards, where we have recently introduced the Intelligence technology, we are still outsourcing our products and are more and more products sourcing from China with focus on cost efficiency and high quality in manufacturing.

     In ski boots, where we have renewed our high end range during 2004, we will maintain our cost efficiency in means of production and concentrate on improving our product mix.

     In Racquet Sports, we expect sales in units in the global market to remain more or less unchanged in both racquets and balls. At the same time, the mix will continue to deteriorate slightly as overcapacities continue to put pressure on prices and margins. We will launch a new premium technology called Flexpoint in April and May globally and expect to sell a substantial amount of racquets. In balls no major change in products are planned for the near term future.

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

5.F. Disclosures of Contractual Obligations

     Obligations to make future payments under contracts for the periods indicated are as follows as of December 31, 2004 (in thousands).



                                         Less than 1                                       After 5
Contractual Obligations                      year        1 - 3 years     3 - 5 years        years           Total
----------------------------------------------------------------------------------------------------------------------
Long-Term Debt Obligations
     8.50% Senior Notes due 2014                   --             --              --         171,843         171,843
     Mortgage                                     212            473             547           3,109           4,341
     Other Long-Term Debt                       2,934          4,911           4,243             434          12,522

Capital (Finance) Lease Obligations
     Sale-Leaseback                               159            352             402          13,206          14,119

Operating Lease Obligations
     Operating Leases                           5,015          4,422           3,879           8,723          22,040



     In connection with our benefit plans we are required to meet certain funding requirements, which could require us to make certain cash payments in the future. The Company does not expect to make significant contribution during 2005.

     In January 2004, one of our subsidiaries sold (euro)135.0 million of 8.5% unsecured senior notes due 2014. With the proceeds from the sale, all of our outstanding 10.75% senior notes due 2006 were redeemed.

The contractual interest in our mortgage agreement is 7.33%, in our sales-leaseback agreement 6.70% and in our other long-term debts it varies between 1.8% and 6.0% (in average 2.6%).


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


                  Name              Age                               Title
        -----------------------   ------ ------------------------------------------------------
        Johan Eliasch..........     43   Chairman of the Management Board, and Chief Executive
                                         Officer
        Ralf Bernhart..........     53   Member of the Management Board and Chief Financial
                                         Officer
        George F. Nicolai......     52   Member of the Management Board
        Robert van de Voort....     49   Member of the Management Board
        Klaus Hotter...........     49   Executive Vice President, Ski Division (Managing
                                         Director of Head Sport AG)
        Georg Kroll............     56   Executive Vice President, Licensing Division (Managing
                                         Director of Head Sport AG)
        Robert Marte...........     51   Executive Vice President, Racquet Sports
                                         Division (Managing Director of Head Sport AG)
        Stefano di Martino.....     39   Managing Director, Diving Division (Managing Director
                                         of HTM Sport S.p.A.)
        Edgar Pollmann.........     60   Executive Vice President, Operations (Managing
                                         Director of HTM Sport- und Freizeitgerate AG)

        Jacques Altimani.......     58   Vice President, European Distribution (Managing
                                         Director of Head International GmbH)
        David Haggerty.........     47   President, Penn Racquet Sports Inc.
        Kevin Kempin...........     46   Vice President, Sales/Marketing Racquet Sports U.S. and
                                         Penn Worldwide
        Gerald Skrobanek.......     39   Vice President, Operations Division (Managing Director
                                         of Head Sport AG)
        Clare Vincent..........     36   Head of Corporate Finance



     Mr. Johan Eliasch has served as Chairman of the Management Board of Head N.V. and Group Chief Executive Officer since September 1995. He has been Managing Director of Head Holding Unternehmensbeteiligung GmbH since September 10, 1998 and a member of the Supervisory Board of HTM since 2000. Since 1991, he has been Chairman of Equity Partners Limited. Mr. Eliasch also serves as a Special Advisor to the Shadow Foreign Secretary and is deputy chairman of the Conservative Foundation. Mr. Eliasch is a member of the advisory board of the International Peace Foundation, the sports advisory board of the Shimon Peres Peace Foundation, the advisory board of The Centre for Social Justice.

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

     Mr. George F. Nicolai, born in 1953, has been a member of the management team of MeesPierson Trust B.V. from 1989 until 2003, and will continue as a non-executive director of the latter. After finishing his law degree at the University of Utrecht, he joined Pierson Heldring & Pierson (now Fortis Bank) serving in a variety of executive positions, both in the Netherlands and abroad. He currently also serves as a member of the board of several Dutch subsidiaries of international companies such as Rothschilds, Volvo, National Grid and Pirelli and as chairman of several foundations.

     Mr. Robert van de Voort is a lawyer and is the co-founder and managing director of the TMF Group of companies. This group is active in a wide range of financial services including corporate and structured finance. Mr. van de Voort has a number of other board directorships as well as Supervisory Board memberships.

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

     The following table sets forth information with respect to Head N.V.'s Supervisory Board.

        Name               Age                   Title
--------------------       ---         --------------------------------
William S. Cohen           63          Member of the Supervisory Board
Jurgen Hintz               61          Member of the Supervisory Board
Viktor Klima               56          Member of the Supervisory Board


     Secretary William S. Cohen has been a Member of the Supervisory Board of Head N.V. since May 2001. Secretary Cohen is a former U.S. Secretary of Defense (1997-2001) and has served in both the U.S. Senate (1979-1997) and the U.S. House of Representatives (1973-1979). He is currently the Chairman and CEO of The Cohen Group, an international strategic business consulting firm based in Washington, DC. Secretary Cohen also serves as a Director on the Boards of American International Group, Inc, and Viacom Inc.



     Mr. Jurgen Hintz has been a Member of the Supervisory Board of Head N.V. since May 2003. He retired in December 2004 as Group Chief Executive Officer of Novar plc, an international group with core activities in Intelligent Building Systems, Aluminum Extrusion Solutions, and Security Printing Services with an annual turnover of (pound)1.5 billion. Prior to this he was President and Chief Executive of Carnaud/Metalbox until October 1995, Executive Vice-President and member of the main Board of Procter & Gamble Company and non-Executive Director of Inchcape plc and Apple Computers Inc.

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

6.B. Compensation

     The table below shows the compensation of the directors for the year ended December 31, 2004 (in thousands):

                                                                  Accrued for
                                                 Paid               future
                                                                   payments
                                             ---------------   ---------------
Directors' Board
   Johan Eliasch........................    $           738   $            --
   Ralf Bernhart........................                721                23
   George Nicolai.......................                 12                --
   Robert van de Voort..................                 12                --
                                             ---------------   --------------
                                            $         1,483   $            23
                                             ==============    ==============

Supervisory Board
   Karel Vuursteen......................    $            10   $            --
   Viktor Klima.........................                 10                --
   William S. Cohen.....................                 10                --
   Jurgen Hintz.........................                 10                --
                                             --------------    --------------
                                            $            40   $            --
                                             --------------    --------------


     For the year ended December 31, 2004, the aggregate compensation paid by us to our executive officers, excluding the members of the Directors' Board, was $2.8 million. The expense for accrued compensation was $0.5 million. Under the Head Tyrolia Mares Group Executive Stock Option Plan 1998 described below under "Stock Option Plans," we have issued options to purchase an aggregate of 1,699,392 depositary receipts representing ordinary shares to some of our executive officers and Supervisory Board members. Options vest over a period of four years and are subject to the Company meeting specified earnings performance targets during this period. These options were exercisable beginning on January 1, 2002, but the shares were subject to a lock-up until October 3, 2002. Each option may be exercised for a nominal price.

     Under the Head N.V. Executive Stock Option Plan 2001 described below under "Stock Option Plans", we have issued options to purchase an aggregate of 3,275,486 depositary receipts representing ordinary shares to some of our executive officers and Supervisory Board members. For the year ended December 31, 2004, stock-based compensation amounted to $0.3 million. The exercise price for all stock options granted under the 2001 Plan was fixed at inception of the Plan. The vesting period varies from 0 to 6 years.

     The table below shows the details of both Executive Option Plans for current and former Directors' and Supervisory Board members:


                                            Number of                                                           Number of
                                               non                                                                 non
                                            exercised                                                           exercised
                               Exercise     shares at     Number of    Number of                                shares at
                               price at   beginning of     written     exercised     Number of     Exercise     the end of
                             the issuance   the year       shares        shares       shares         price       the year
                            ------------- ------------  ------------- -----------  -------------  ----------  --------------
Option Plan 1998
   Ralf Bernhart.........              --     175,714            --            --           --            --       175,714
   Christoph Henkel......              --       3,636            --            --           --            --         3,636
   Rene Jaggi............              --       3,636            --            --           --            --         3,636

Option Plan 2001
   Johan Eliasch.........            4.31   1,426,470            --            --           --            --     1,426,470
   Karel Vuursteen.......            4.31      55,002            --            --           --            --        55,002
   Christoph Henkel......            4.31      55,002            --            --           --            --        55,002
   Viktor Klima..........            4.31      55,002        15,000            --           --            --        70,002
   William S. Cohen......            4.31      55,002        15,000            --           --            --        70,002
   Rene Jaggi............            4.31      40,002            --            --           --            --        40,002
   Jurgen Hintz..........            4.31       25002        15,000            --           --            --        40,002


     The total amount accrued by the Company and its subsidiaries to provide pension, retirement or similar benefits was $2.0 million for the year ended December 31, 2004.

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


     As a Dutch company listed on both the Vienna Stock exchange and the NYSE, we must consider different corporate governance systems. On December 9, 2003 a corporate governance code ("Dutch CGC") was presented which became effective to Dutch listed companies as per the financial year beginning on or after January 1, 2004. The Dutch CGC specifically states that a company may choose to not comply with certain of its provisions if the deviation is explained to and approved by the general meeting of shareholders. In Austria a voluntary self-regulatory Code of Corporate Governance was drafted in October 2002, which provides corporations with a framework for the management and control of enterprises. This Code of Corporate Governance recommends Austrian stock listed companies to voluntarily adhere to such Code or parts of it. We are listed on the Vienna Stock Exchange, but as a Dutch company we are not subject to such Code's recommendations. Since we are not listed in the Netherlands, it seemed appropriate to focus on specifically the NYSE and SEC rules on corporate governance. Therefore, at our last annual general meeting in 2004 we asked our shareholders to approve that we will apply the NYSE and SEC rules of corporate governance and not specifically the rules of the Dutch CGC. Our shareholders approved such proposal and we therefore have to comply with the NYSE corporate governance rules. We believe that by complying with the NYSE and SEC rules, and our current internal Code of Conduct setting out general standards for ethical behavior, we should also meet many of the requirements of the Austrian Code of Corporate Governance. Our Corporate Governance Guidelines are posted on our website www.head.com, section "Investor Relations".


     In our next Annual General Meeting in May 2005, we will propose our shareholders will consider a proposal to authorize the Board of Management to apply for a de-listing from the New York Stock Exchange and terminate the "Common Share Agreement" between us and The Bank of New York. The present costs of compliance with the requirements of the Sarbanes-Oxley Act ("SOX") have had, and will continue to have, an impact on our operating results. This lead the Board of Management to analyse and discuss the benefits and issues associated with our current listings, particularly the listing on the NYSE. As a result of this analysis, the Board of Management has made a proposal to the Supervisory Board to discuss the de-listing of our ordinary shares from the NYSE and to terminate the "Common Share Agreement" between us and the Bank of New York as U.S. transfer agent and registrar. These discussions may possibly lead to a de-listing of our ordinary shares from the NYSE and termination of the Common Share Agreement.


     When reviewing any resolution to de-list from the NYSE and terminate the Common Share Agreement, the Board of Management and the Supervisory Board will among other things carefully consider the interests of all of our shareholders, the advantages and disadvantages of the de-listing, the financial savings achieved by the de-listing, the particular impact of the de-listing on the holders our ordinary shares listed on the NYSE and any feasible alternatives to the de-listing.


     If the Annual Meeting accepts the proposal to authorize the Board of Management to apply for the de-listing and if the Board of Management with the approval of the Supervisory Board resolves to pursue the de-listing from the NYSE, we will submit to the NYSE an application to de-list.


     None of our directors have service contracts that provide for benefits upon termination of employment.

6.D. Employees

     The table below shows the number of employees by geographic location at the years ended December 31, 2002, 2003 and 2004:


                                        For the Years ended December 31,
                                  ----------------------------------------------
                                     2002           2003              2004
                                  ----------   ---------------  ----------------
Austria...........................       871               861               885
Italy.............................       444               357               331
Other (Europe)....................       921               681               831
North America.....................       411               357               378
Other.............................        44                45                47
                                  ----------   ---------------  ----------------
Total.............................     2,691             2,301             2,472
                                  ----------   ---------------  ----------------

6.E. Share Ownership

     Head Sports Holdings N.V., a Netherlands Antilles corporation, is controlled by Johan Eliasch and his family members. Head Sports Holdings N.V. held 18,987,344, or 47.7%, of Head N.V.'s issued shares as of March 31, 2005. Mr. Eliasch is eligible to receive all options issued under the 1998 Plan that do not vest to current participants in the 1998 Plan. None of the remaining officers and directors own or hold options under which the underlying shares amount to one percent or more of the Company's share capital.

     The exercise price for all stock options granted under the 1998 Plan was fixed at inception of the Plan and increases at the rate of 10% per annum until the options are exercised. As of December 31, 2004, the exercise price was $0.35. Options generally are vested over a period of 4 years and are subject to the Company meeting certain earnings performance targets during this period. Options have a maximum term of 10 years. The weighted average remaining contractual life of the outstanding stock option is 4.6 years, and options representing 861,760 shares have been exercised. As of December 31, 2004, options representing 770,528 shares are vested and exercisable.

     The exercise price for all stock options granted under the 2001 Plan was fixed at inception of the Plan at $4.31. The vesting period varies from 0 to 6 years. Johan Eliasch, our Chairman and Chief Executive Officer, received 1,426,470 options under this grant, which vested immediately. Options have a maximum term of 10 years. The weighted average remaining contractual life of the outstanding stock option is 6.7 years, and 1,756,482 options are exercisable under the 2001 Plan.

As of December 31, 2004, no other shares were available for grant under the 2001 Plan.

Stock Option Plans

The Stichting Head Option Plans

     We have established a Dutch foundation, the Stichting Head Option Plan (the "Stichting"), the Board of which is controlled by Head Sports Holdings N.V., an entity that is controlled by Johan Eliasch and his family members, that holds certain of our ordinary shares and issues depositary receipts to our employees and other third parties. The Stichting is the shareholder and therefore votes, collects dividends on behalf of the holders of depositary receipts and may also buy and sell shares in its own name and for its own account. Holders of the depositary receipts issued by the Stichting have no voting rights. The Stichting's sole corporate body is its Board; it does not have any members or shareholders. The named Administrator, Head Sports Holdings N.V., decides on the composition of the board and has the sole power to appoint any successor administrator.

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

     As of December 31, 2004, the Stichting had rights to acquire 4,219,162 ordinary shares at the exercise price, to enable the Stichting to issue depositary receipts representing ordinary shares upon the exercise of options. Through December 31, 2003, 2,041,300 shares have been acquired by the Stichting. As of December 31, 2004, 861,760 were exercised so that the Stichting held 1,179,540 shares.

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

     Under the 1998 Plan, options to purchase 2,278,394 depositary receipts have been granted. No further options will be granted by the Company to the Stichting, under the 1998 Plan.

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

     The exercise price for all stock options granted under the Plan was fixed at inception of the 2001 Plan. The vesting period varies from 0 to 6 years. All options that have been vested shall become immediately exercisable. Johan Eliasch, our Chairman and Chief Executive Officer, received 1,426,470 options under this grant, which vested immediately. We assume that all options granted will become fully vested. Options have a maximum term of 10 years. As of December 31, 2004, no other shares were available for grant under the 2001 Plan.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

     Head Sports Holdings N.V., a Netherlands Antilles corporation, is controlled by Johan Eliasch and his family members. Prior to the initial public offering on October 3, 2000 Head Sports Holdings N.V. held 96.0% of our issued and outstanding shares. Head Sports Holdings N.V. held 18,987,344, or 47.7%, of Head N.V.'s issued shares as of December 31, 2004. Donald Smith & Co., Inc. held 3,737,900, or 9.4% and Aegis Financial Corporation held 2,223,700, or 5.6% of Head N.V.'s issued shares as of December 31, 2004. Neither Head Sports Holdings N.V. nor , Donald Smith & Co., Inc., Aegis Financial Corporation have different voting rights than other shareholders. As of December 31, 2004 no other person is known to us to hold 5% or more of our issued shares.

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



     We received administrative services from corporations which are ultimately owned by the principal shareholder of the Company. Administrative expenses amounted to approximately $1.2 million ((euro) 1.2 million), $3.5 million ((euro)3.1 million) and $5.6 million ((euro)4.5 million) for the years ended December 31, 2002, 2003 and 2004, respectively. The company provides investor relations, corporate finance, legal and consulting services and since 2004 internal audit and other services in relation to compliance with the rules under the Sarbanes-Oxley Act of 2002.

     One of our subsidiaries leased its office building from its general manager. Rental expenses amounted to approximately $0.1 million, $0.04 million and $0.05 million for the years ended December 31, 2002, 2003 and 2004, respectively.


7.C. Interest of Experts and Counsel

       Not applicable.

ITEM 8: FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

       8.A.1   See Item 18.

       8.A.2   See Item 18.

       8.A.3 See Report of Independent Registered Public Accounting Firm, page F-1.

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

       8.A.8.  Dividend Policy

     Under Netherlands law, we may only pay dividends on our shares if we maintain minimum paid-up share capital and the reserves required by Dutch law or by our amended articles of association. If dividends on our ordinary shares are paid in cash, we expect to pay these dividends in euros.

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

     The chart below shows the high and low market prices of our ordinary shares on each exchange for the financial periods indicated:

                              NYSE                        Vienna Stock Exchange
                              ----                        ---------------------
                      (amounts in dollars)                  (amounts in euros)
                     High                Low              High             Low
                     ----                ---              ----             ---
Years Ended
December, 2001      5.9900             3.1100            5.3200           3.1500
December, 2002      3.5400             1.8500            3.8800           1.8000
December, 2003      2.9000             1.4500            2.5200           1.3600
December, 2004      3.9300             2.4000            3.2000           1.8200

Quarters Ended
December, 2001      3.6000             3.1100            4.2000           3.1500
March, 2002         3.5400             3.2000            3.8800           3.5200
June, 2002          3.5000             2.9500            3.6800           3.0500
September, 2002     3.1700             2.0700            3.2900           2.0600
December, 2002      2.3500             1.8500            2.3000           1.8000
March, 2003         2.1700             1.4500            2.0100           1.4000
June, 2003          2.3600             1.5100            1.1900           1.3600
September, 2003     2.9000             2.0000            2.5200           1.7000
December, 2003      2.8000             2.1100            2.3000           1.8300
March, 2004         3.5400             2.4500            3.1000           1.8200
June, 2004          3.3700             2.9000            2.7000           2.1500

September, 2004     3.1500             2.4000            2.5800           2.1500
December, 2004      3.9300             2.8100            3.2000           2.3000
March, 2005         4.4000             3.4000            3.5000           2.6500

Months Ended
October, 2004       3.0300             2.8100            2.4500           2.3000
November, 2004      3.7200             2.9400            2.8500           2.3500
December, 2004      3.9300             3.3200            3.2000           2.5000
January, 2005       3.8000             3.5100            3.1800           2.7300
February, 2005      4.4000             3.6900            3.5000           2.8500
March, 2005         3.8000             3.4000            2.9900           2.6500


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


     In our next Annual General Meeting in May 2005, we will propose our shareholders will consider a proposal to authorize the Board of Management to apply for a de-listing from the New York Stock Exchange and terminate the "Common Share Agreement" between us and The Bank of New York. The present costs of compliance with the requirements of the Sarbanes-Oxley Act ("SOX") has had, and will continue to have, an impact on our operating results. This lead the Board of Management to analyse and discuss the benefits and issues associated with our current listings, particularly the listing on the NYSE. As a result of this analysis, the Board of Management has made a proposal to the Supervisory Board to discuss the de-listing of our ordinary shares from the NYSE and to terminate the "Common Share Agreement" between us and the Bank of New York as U.S. transfer agent and registrar. These discussions may possibly lead to a de-listing of our ordinary shares from the NYSE and termination of the Common Share Agreement.


     When reviewing any resolution to de-list from the NYSE and terminate the Common Share Agreement, the Board of Management and the Supervisory Board will among other things carefully consider the interests of all of our shareholders, the advantages and disadvantages of the de-listing, the financial savings achieved by the de-listing, the particular impact of the de-listing on the holders our ordinary shares listed on the NYSE and any feasible alternatives to the de-listing.


     If the Annual Meeting accepts the proposal to authorize the Board of Management to apply for the de-listing and if the Board of Management with the approval of the Supervisory Board resolves to pursue the de-listing from the NYSE, we will submit to the NYSE an application to de-list.

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

9.D. Selling Shareholders

     Not applicable.

9.E. Dilution

     Not applicable.

9.F. Expenses of the Issue

     Not applicable.

ITEM 10: ADDITIONAL INFORMATION

10.A.Share Capital

     On May 26, 2004, the Board of Management was granted the authority to repurchase shares representing up to 30% of our issued share capital during a period of 18 months (until November 26, 2005), although we will not hold more than 10% of our issued shares at any time.

     Pursuant to resolutions which were approved on May 26, 2004 the Board of Management is authorized to cancel ordinary shares which have been repurchased by us for a maximum of 30% of our issued share capital as at December 31, 2003, over a period of 18 months (until November 26, 2005).

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

     Preemptive Rights. Unless restricted or limited and except for issues of ordinary shares in return for non-cash consideration and ordinary shares issued to our employees or employees of any of our group companies, holders of ordinary shares generally will have preemptive rights to subscribe for their pro-rata amount of all new ordinary share issuances. However, pursuant to the amended articles of association, all authorized but unissued ordinary shares may be issued by the Management Board and the preemptive rights associated with all currently authorized capital may be limited or excluded by the Management Board. This authority has been extended by resolution of the shareholders and will end on May 26, 2009, unless further extended by an amendment of the articles of association or by a resolution of the shareholders for a period of not more than five years in each instance. When extending the authority of our Management Board to issue shares and to limit or exclude preemptive rights, the general meeting of shareholders shall determine the number of shares which may be issued or affected as well as the date when this authorization shall expire.

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

     Authorized but unissued preference shares may be issued by the Management Board, which is also authorized to grant rights to subscribe for such shares. Unless extended by the amendment of our articles of association or by resolution of the shareholders for a period of five years in each instance, these authorizations will end on May 26, 2009, five years after the date of the last Annual General Meeting of the Company when the authority of the Management Board was extended by resolution of the shareholders.

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

Obligations to Disclose Holdings

     Pursuant to the Dutch Act on Disclosure of Holdings in Listed Companies 1996 (Wet melding zeggenschap in ter beurze genoteerde vennootschappen 1996) which applies during the period we are listed on the Vienna Stock Exchange, the members of the management board and supervisory board that hold our ordinary shares must disclose the number of shares and options and the number of voting rights to the Netherlands Authority for the Financial markets (Autoriteit Financiele marken). Furthermore, they are required to immediately report to the Netherlands Authority for the Financial markets any changes in the number of shares and options. Also, anyone acquiring or transferring our ordinary shares after they are admitted to listing on the Vienna Stock Exchange that causes the holder's percentage of our issued capital or voting control to fall into one of the following ranges or changes from one range to another must notify us and the Netherlands Authority for the Financial markets.

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

     Shareholders meetings will be held in The Hague, Amsterdam, Rotterdam or Haarlemmermeer (Schiphol Airport) and chaired by the Chairman of our Supervisory Board. A holder of registered shares or his attorney wishing to attend a general meeting of shareholders should notify the Management Board in writing of his intention. Such notice must be received by the Management Board not later than on the date mentioned in the notice of the meeting. The 2005 Shareholders meeting will be held on May 25, 2005.

     For holders of bearer shares, attendance and exercise of voting rights are subject to certain conditions. In particular, only those shareholders who register in time and deposit their bearer shares until the end of the general meeting with the depositary bank nominated by us or any other credit institution specified in the notice of the general meeting are entitled to attend and cast votes in a general meeting. Bearer shares are equally deemed to have been properly deposited if with the consent of the depositary bank, they are deposited in safe custody until the end of the general meeting. Our articles of association provide that shareholders must be allowed to file such acknowledgement of deposit at least fifteen days after convening the general meeting, not counting the day of publication. The acknowledgement of deposit must be deposited at the earliest five days before the day of the general meeting.

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

     The following summary is based on the tax legislation, published case law, treaties, rules and other regulations as applicable for the calendar year 2004.

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

     A holder of shares (other than an exempt organisation) generally may claim the benefits of a reduced withholding tax rate or an exemption from withholding tax pursuant to the U.S.-NL Treaty by submitting a duly signed Form IB 92 USA, which form includes a banker's affidavit stating that the shares are in the bank's custody in the name of the applicant, or that the shares have been exhibited to the bank as being the property of the applicant. If the Form IB 92 USA is submitted prior to the dividend payment date, the Company can apply the reduced withholding tax rate to the dividend payment. A holder of shares who is unable to claim withholding tax relief in this manner can obtain a refund of excess tax withheld by filing a Form IB 92 USA and describing the circumstances that prevented claiming withholding tax relief at source.

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

Distribution tax

     The Company was subject to a temporary special distribution tax at a rate of 20 per cent to the extent that any "excessive" distributions were made in 2004. The temporary special distribution tax was abolished as of 1 January 2005.

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

     o  persons whose functional currency is not the U.S. dollar; and

     o U.S. persons owning (directly, indirectly or by attribution) 10% or more of the voting power or share capital of the Company.

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

Taxes on Distributions

     The gross amount of any distribution, including Netherlands withholding tax thereon, actually or constructively received by a U.S. shareholder with respect to ordinary shares generally will be a dividend includible in the gross income of the U.S. shareholder as ordinary income. Dividends paid on ordinary shares generally will constitute income from sources outside the United States and will not be eligible for the dividends received deduction otherwise allowed to corporate U.S. shareholders in respect of dividends received from U.S. corporations.

     The amount of any distribution paid in euros based on the spot rate in effect will be the U.S. dollar value of the euros on the date of actual or constructive receipt by the U.S. shareholder or the Bank of New York, on behalf of such shareholders, as the case may be. If euros received in a distribution are converted into U.S. dollars on the date received by U.S. shareholders or the Bank of New York on behalf of such U.S. shareholders, as the case may be, U.S. shareholders generally should not be required to recognize any exchange gain or loss on such conversion. Gain or loss, if any, recognized by a U.S. shareholder on the subsequent sale, conversion or other disposition of euros will generally be U.S. source ordinary income or loss.

     Subject to various conditions and limitations, and subject to the discussion in the next paragraph, tax withheld in the Netherlands in accordance with the U.S.-NL Treaty will be treated as a foreign tax that U.S. shareholders may elect either to deduct in computing their U.S. federal taxable income or credit against their U.S. federal income tax liability. Dividends on ordinary shares generally will be treated as "passive income" or, in the case of certain holders, "financial services income" for purposes of calculating the amount of the foreign tax credit available to a U.S. shareholder. Under recently enacted legislation, for taxable years beginning January 1, 2007, dividend income generally will constitute "passive category income" or, in the case of certain U.S. Holders, "general category income." Additional withholding tax, if any, in excess of the rate applicable under the U.S.-NL Treaty generally will not be eligible for credit against the U.S. shareholder's U.S. federal income tax liability. However, a U.S. shareholder should be able to obtain a refund of such excess amount by filing the appropriate forms with the Netherlands Tax Administration requesting such refund and providing the required information.

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

     If a U.S. shareholder is an accrual method taxpayer, for taxable years beginning before 2005, it must translate the Netherlands withholding tax into U.S. dollars at a rate equal to the average exchange rate for the taxable year in which the tax accrue, but must translate taxable dividends into U.S. dollars at the spot rate on the date received. This difference in exchange rates may reduce the U.S. dollar value of the credits for the Netherlands withholding tax relative to its U.S. federal income tax liability attributable to a dividend. However, for taxable years beginning after 2004, an accrual method U.S. shareholder may elect to translate the Netherlands withholding tax into U.S. dollars using the exchange rate in effect at the time the taxes were paid. Any such election will apply for the taxable year in which it is made and all subsequent years, unless revoked with the consent of the Internal Revenue service.

     We did not pay dividends in 2004. If we were to pay dividends in the future, we will endeavor to provide to U.S. shareholders the information they will need to calculate their foreign tax credit.

     The rules governing the foreign tax credit are complex. U.S. shareholders are urged to consult their own tax advisors regarding the availability of the foreign tax credit in their particular circumstances.

     Certain U.S. shareholders (including individuals) are eligible for reduced rates of U.S. federal income tax (currently a maximum of 15%) in respect of "qualified dividend income" received in taxable years beginning before January 1, 2009. For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if, among other things, the U.S. shareholders meet certain minimum holding periods and other requirements and the non-U.S. corporation satisfies certain criteria, including that either (i) the ordinary shares with respect to which the dividend has been paid are readily tradable on an established securities markets in the United

States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the U.S.-NL Treaty) which provides for the exchange of information. We currently believe that dividends paid with respect to our ordinary shares should constitute qualified dividend income for U.S. federal income tax purposes, however, this is a factual matter and therefore is subject to change. The U.S. Treasury and the Internal Revenue Service have announced their intention to promulgate rules pursuant to which holders of ordinary shares, among others, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividend income. Each individual U.S. shareholder of our ordinary shares is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation and regarding the computations of his foreign tax credit limitation with respect to any qualified dividend income paid by the Company to him, as applicable.

Sale or Other Disposition of the Ordinary Shares

     Upon the sale or other disposition of ordinary shares, a U.S. shareholder generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or other disposition and the U.S. shareholder's tax basis (determined in U.S. dollars) for such ordinary shares. Such gain or loss will be U.S. source gain or loss and will be treated as long-term capital gain if the ordinary shares were held for more than one year. The deductibility of capital losses is subject to limitations. In the case of a U.S. shareholder who is an individual, long-term capital gain generally will be subject to preferential rates. If a U.S. shareholder receives euros upon a sale or other disposition of ordinary shares, gain or loss, if any, recognized on the subsequent sale, conversion or disposition of the euros generally will be U.S. source ordinary income or loss. However, if such euros are converted into U.S. dollars on the date received by the U.S. shareholder, the U.S. shareholder generally should not be required to recognize any gain or loss on the conversion.

Passive Foreign Investment Company Status

     If during any taxable year 75% or more of our gross income consists of various types of "passive income," such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from a unrelated person), or gains from disposition of certain minority interests), or if the average value during a taxable year of "passive assets", is 50% or more of the average value of all of our assets, we will be treated as a "passive foreign investment company," or "PFIC" for such year and in succeeding years. Passive assets are, generally, assets that generate passive income. If we were treated as a PFIC in any taxable year (which conclusion is a factual determination that must be made as of the close of the taxable year), upon receipt of a distribution on, or a sale of, ordinary shares, a U.S. shareholder generally will be required to allocate to each day in its holding period with respect to the ordinary shares a pro rata portion of any distributions received on the ordinary shares which are treated as an "excess distribution." Any amount of an excess distribution, which term includes gain on the sale of stock, treated as allocable to a prior taxable year is subject to federal income tax at the highest applicable rate of the year in question, plus an interest charge on the amount of tax deemed to be deferred. Furthermore, dividends paid by us would not be "qualified dividend income" and would be taxed at the higher rates applicable to other items of ordinary income. We currently believe that we did not qualify as a PFIC for the 2004 taxable year, and it is our intention to conduct our investment activities in a manner to avoid PFIC status in the future. However, because PFIC status is a factual matter that must be determined annually, there are no assurances in this regard.

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

Backup withholding will not apply to a shareholder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide such certification on a properly completed Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. shareholders generally will not be subject to U.S. information reporting or backup withholding. However, such shareholders may be required to provide certification of non-U.S. status (generally on Internal Revenue Service Form W-8BEN) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

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

     According to the double tax treaty, the right to impose tax in the Netherlands is limited to 15% of the gross amount of the dividends. In order to obtain relief from tax obligations exceeding the 15% withholding tax for dividends in the Netherlands, Austrian shareholders may apply for tax relief. In order to obtain this reduced rate of withholding tax, a two-stage procedure must be followed: applications are filed by using the printed form entitled "Inkomstenbelasting nr. 92 Ost," which can be obtained from the appropriate Austrian tax authority , which is then to be submitted in duplicate to either the tax office responsible for individuals (Wohnsitzfinanzamt) or corporations (Sitzfinanzamt). The respective tax office will then confirm on one copy of the application form that the shareholder resides in Austria. As soon as the dividends are distributed, the Austrian shareholder must submit this certified copy to the bank dealing with the distribution of the dividends; this bank shall effect the relief at source at 15% of gross dividends.

     In case an Austrian shareholder does not obtain such relief at source, he may apply to the competent Netherlands tax authorities for reimbursement by the end of the third calendar year of such wrongful retention.

     Gross dividend distributions to Austrian individual shareholders are considered income as defined by the Income Tax Act. Such income is generally subject to a special tax rate of 25 %. According to the double taxation convention, Austrian individual shareholders may have the 15% withholding tax on the gross dividends credited against their Austrian income tax. The maximum amount to be credited may not exceed the tax amount calculated prior to the credit allotted to income gained in the Netherlands.

     With respect to dividends paid to corporations resident in Austria, relief concerning the amount exceeding the 15% withholding tax levied in the Netherlands is possible, as outlined above for Austrian private investors. For qualifying shareholdings of at least 25% held by Austrian corporations a reduction to 5% is available. Provided the dividends of the company are paid to a parent company resident in Austria, pursuant to Article 2 of directive Nr. 90/435 of the European Community (EWG) by the European Council dated July 23, 1990 ("Parent/Subsidiary Directive") and which holds an interest of at least 25% ( will be reduced to 20% with retroactive effect as from 1 January 2005, under current proposal) of the shares of the company for a period of at least one consecutive year, no Netherlands tax is levied at source. The gross dividends to Austrian corporations not qualifying for the benefits under the participation exemption according to Section 10 Corporate Income Tax Act are subject to Austrian corporate income tax at a rate of 25%. Corporations may, as Austrian private investors, claim a credit of the actual paid Dutch withholding tax against the Austrian corporate income tax.

Capital Gains

     Capital gains from the alienation of ordinary shares shall be taxable in Austria only if the alienator is resident in Austria. This does not apply if the alienator within five years before the alienation of the ordinary shares has been resident in the Netherlands. In such case, capital gains from the alienation of ordinary shares shall be taxable also in the Netherlands.

     In Austria, capital gains realised from the sale of ordinary shares by individuals are subject to tax at marginal tax rates (up to 50%) if the one-year-holding period is not met. After expiry of the holding period sales of substantial shares (i.e., if the shareholder has owned a share of at least 1% at any time within the five years period prior to the sale), and sales of shares representing part of a domestic business property (Betriebsvermogen) are subject to income tax only. The capital gain is subject to half the average tax rate if the substantial share does not represent part of a domestic business property and the one-year-holding period is met.

     In General, corporations subject to unlimited tax liability in Austria are subject to corporate income tax on any capital gains realised from any sale of ordinary shares (with exceptions for certain foreign shareholdings). For corporations, which have been established after December 31, 2000, no tax is generally levied on capital gains resulting from the sale of an interest of at least 10% in a non-resident company provided the one-year holding period is met. On the other hand, for these corporations capital losses realised from the sale of such interest are not tax deductible. However, these corporations have the option to treat both, capital gains and capital losses taxable.

     For Corporations, which have been established before January 1, 2001 the above rules will become applicable from 2006 (assessment period) onwards.

Departure Tax

     Measures of shareholders which lead to a loss of taxation power of Austria in relation to other countries are generally treated as a sale at fair market value (with certain exemptions).

     However, in relation to EU member states (and, in certain cases, member states of the European Economic Area), taxation may upon application be deferred until the respective shareholding is actually disposed of.

Tax Upon Liquidation

     In case of liquidation of the company, a shareholder is subject to tax on the difference between the proceeds from the liquidation and the acquisition cost of the shares in the case of an individual shareholder or the book value in the case of a corporate shareholder, irrespective of the extent of the shareholding. However, an exemption generally exists for gains derived by an Austrian corporate shareholder from the liquidation of a non-resident company if its share is at least 10% and the one-year holding period is met.

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

     Shares held by non-resident shareholders are not subject to Austrian inheritance and gift tax on a transfer to another non-resident of Austria by reason of death or donation. Non-resident shareholders are Austrian non-citizens not resident in Austria or Austrian citizens not having been resident in Austria for more than two years.

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

     Our foreign currency risks have not changed materially over the last years. However, with respect to interest rates, we have less exposure to interest rate changes because we refinanced some of our floating rate debt with the proceeds from our fixed rate senior notes issued in July 1999 and repaid another portion of the floating rate debt with the proceeds from our initial public offering in October 2000 and in 2004 with the proceeds of our newly issued bond due in 2014.

Interest Rate Exposures

     The table below provides information about our financial instruments that are sensitive to interest rates, primarily our debt obligations. For such obligations the table presents the repayment schedule of amounts outstanding on December 31, 2004, based on the contractual maturity dates of our bank and other debt facilities and the related weighted average interest rates by expected maturity date. Variable rates are based on rates as of December 31, 2004.

     The carrying value of our senior notes and other long-term debt approximate fair value based on current rates being offered and quoted market prices of debt with similar terms.


                                        Interest-Rate Risk Management
                                 Principal (Nominal) Amount by Expected Maturity
                                               Interest Rate

                                                                                                                     Year Ended
                                                           Year Ended December 31, 2004                           December 31, 2003
                                    ------------------------------------------------------------------------------------------------
                                                                                                         Fair                Fair
                                    2005      2006      2007      2008     2009    Thereafter  Total     Value     Total     Value
                                    ----      ----      ----      ----     ----    ----------  -----     -----     -----     -----
                                                                           (in thousands)
Debt, including current portion

Fixed rate (EUR)................  $    159        170       182      194       208   185,049   185,962   185,962    96,155    96,155
Weighted avg. Interest rate
(fixed).........................      6.70%     6.70%     6.70%    6.70%     6.70%     8.37%     8.36%              10.19%

Fixed rate (USD)................  $    212        228       245      263       284     3,109     4,341     4,341     4,538     4,538
Weighted avg. Interest rate
(fixed).........................      7.33%     7.33%     7.33%    7.33%     7.33%     7.33%     7.33%               7.33%

Variable rate (ITL).............  $  2,589      2,141     2,186    2,095     1,637       434    11,082    11,082    12,672    12,672
Weighted avg. Interest rate
(variable)......................      2.53%     2.53%     2.53%    2.53%     2.53%     2.53%     2.53%               2.62%

Other currencies (CSK)..........  $    345        292       292      292       219               1,440     1,440     2,203     2,203
Weighted avg. Interest rate.....      3.34%     3.04%     3.04%    3.04%     3.04%               3.11%               3.59%


Foreign Currency Exchange Rate Exposures

     The table below provides information about our forward foreign exchange contracts and foreign exchange options contracts which we use to manage our fluctuations in foreign currency exchange rates:


                                      Contract
                                     Amount Sell
                                      U.S. Dollar    Average Option    Fair Value
                                      Equivalent      Strike Price  December 31, 2004

                                (in thousands, except for the option strike price)

Currency Pairs:
Foreign Currency Forward Contracts
Euro
Japanese Yen                        $   12,924          134.7470     $     337
Canadian Dollar                     $    9,028            1.6104     $     221
British Pounds                      $    5,506            0.7113     $      32
Swiss Francs                        $   10,152            1.5149     $     125


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

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

PART III

ITEM 15: CONTROLS AND PROCEDURES

     As a result of our normal internal audit process, we identified certain weaknesses in our internal controls over financial reporting in our Italian subsidiary. The weaknesses related principally to controls on bonus payments, which we believe resulted in overpayments to certain former members of our management team in Italy. Although we have not been able to quantify the exact amount of any overpayments the amounts involved are not material to either the Group as a whole or to our Italian subsidiary on a stand-alone basis. Immediately upon discovery of the weaknesses in our internal controls our new management team in Italy commissioned a detailed investigation by the head of our internal audit team. At the conclusion of this investigation, our internal audit team prepared a comprehensive report in which they made a number of recommendations designed to improve our internal controls over financial reporting. We have implemented or will implement all of these recommendations. A copy of the internal audit team's report detailing the weaknesses in internal control and their recommendations for improving our internal audit controls over financial reporting has been delivered to our Supervisory Board and our external auditors. We have also instructed our attorneys to commence actions to secure restitution of any improper payments made to former members of our management team in Italy.

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

ITEM 16: [RESERVED]

16.A. AUDIT COMMITTEE FINANCIAL EXPERT

     The Supervisory Board has determined that there is no "audit committee financial expert" as defined under Sarbanes-Oxley Act of 2002 serving on the Supervisory Board. No single member of the Supervisory Board meets all of the five attributes required to meet the definition of audit committee financial expert. Nonetheless, the Board considers that the Supervisory Board members as a group possess adequate skills and expertise to fulfill the tasks entrusted to the Supervisory Board.

16.B. CODE OF ETHICS

     We adopted a code of ethics that applies to all of our employees, including our Chief Executive officer and principal financial officer. Our Code of Conduct is posted on our website at www.head.com , section "Investor Relations".

16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     PricewaterhouseCoopers (PwC) has served as our independent public auditors for each of the years ended in the three-year period ended December 31, 2004. The following table presents the aggregate fees for professional audit services and other services rendered by PricewaterhouseCoopers in 2003 and 2004 (in thousands):


                                       Year ended December 31,
                                        2003            2004
------------------------------------------------------------------
Audit Fees....................     $        747    $        939
Audit-Related Fees............              175             605
Tax Fees......................              215             309
All Other Fees................              174              51
                                    -----------     --------------
Total.........................     $      1,311    $      1,904
                                    -----------     ---------------

     Audit Fees primarily relate to the audit of Head N.V.'s annual financial statements set forth in our Annual Report on Form 20-F and other services normally provided in connection with statutory and regulatory filings, which mainly include the statutory audits of financial statements of our subsidiaries and the assistance with review of documents filed with the SEC. In addition audit fees contain also the reviews of Head N.V.'s quarter financial statements.


     Audit-Related Fees mainly represent fees for the services provided in connection with the implementation of financial statements according to IFRS, closure of our facility in Mullingar, Ireland, and the comfort letter in connection with the issuance of our 8,5% senior notes in January 2004.


     Tax Fees were comprised solely of tax services permitted under the Sarbanes-Oxley Act of 2002. Tax services rendered in connection with the audit of financial statements have been included in the caption Audit Fees.


     All Other Fees represent professional services provided for services not directly supporting financial statement audits, such as local law advices.


     For 2004 the Supervisory Board pre-approved tax services to be rendered by member firms of PwC up to an aggregate amount of EUR 280.000, such services to be provided to Head NV and any of its subsidiaries or affiliated companies. Tax services included solely tax services permitted under the Sarbanes-Oxley Act of 2002 and any rules and regulations issued in respect to the Sarbanes-Oxley Act.


Pre-Approval Policies and Procedures


     Our Supervisory Board is responsible for the oversight of our independent auditor's work. Our Supervisory Board pre-approves all audit and non-audit services provided by PwC. These services may include audit services, audit-related services, tax services and other services, as described above.

16.D. Exemption from the Listing Standards for Audit Committee

     Not applicable



16.E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

     There were no purchases by or on behalf of Head N.V. or any affiliated purchasers of its equity securities during 2004.

ITEM 17: FINANCIAL STATEMENTS

     Not applicable.

ITEM 18: FINANCIAL STATEMENTS

     The following financial statements are filed as part of this Annual Report on Form 20-F.

ITEM 19: EXHIBITS

1.1 Memorandum and Articles of Association of the Company (previously filed with Form F-1 on September 27, 2000).
2.1 Indenture between HTM Sport- und Freitzeigerate AG, Head N.V., Head Holding Unternehmensbeteiligung GmbH, Head Sport AG, Head International GmbH, HTM Sport S.p.A., Head USA Inc., Penn Racquet Sports Inc., Head/Tyrolia Sports Canada Inc., The Bank of New York, As Trustee, Registrar, Transfer Agent And Principal Paying Agent and The Bank of New York (Luxembourg) S.A., As Paying Agent And Transfer Agent dated January 29, 2004
4.1 Loan Agreement between Head USA, Inc., Mares America Corp., Penn Racquet Sport, Inc and Fleet Capital Corporation as Agent dated April 5, 2000 (previously filed with Form F-1 on September 27, 2000).
6. A statement explaining in reasonable detail how earnings per share information were calculated (included in Note 2 to the Financial Statements).
8.      See "Item 4.C Organizational Structure"
12.1 Certification of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2 Certification of the CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13 Certification of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



Date:     April 14, 2005

                               Head N.V.
                               Registrant


                               By:  /s/Johan Eliasch
                                    ----------------------------------
                                    Name:  Johan Eliasch
                                    Title: Chief Executive Officer,
                                           Chairman of the Management Board

                           HEAD N.V. AND SUBSIDIARIES
                                  ANNUAL REPORT

                      For the Year Ended December 31, 2004

                           HEAD N.V. AND SUBSIDIARIES

                                  ANNUAL REPORT
                      FOR THE YEAR ENDED DECEMBER 31, 2004



                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------



Report of Independent Registered Public Accounting Firm......................F-1

Consolidated Balance Sheets at December 31, 2003 and 2004....................F-2

Consolidated Statements of Operations for the Years Ended
   December 31, 2002, 2003 and 2004..........................................F-3

Consolidated Statements of Stockholders' Equity for the Years Ended
   December 31, 2002, 2003 and 2004..........................................F-4

Consolidated Statements of Cash Flows for the Years Ended
   December 31, 2002, 2003 and 2004..........................................F-5

Notes to the Consolidated Financial Statements...............................F-6

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Shareholders of Head N.V. :

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Head N.V. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with generally accepted accounting principles in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




PwC Wirtschaftsprufung AG
Vienna, Austria
April 14, 2005

                           HEAD N.V. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                                                    December 31,
                                                                             --------------------------
                                                                                2003            2004
                                                                             ---------        ---------
                                                                         (in thousands, except share data)
ASSETS:
Cash and cash equivalents .............................................      $  41,312        $  59,600
Restricted cash .......................................................          2,842            6,418
Accounts receivable, net of allowance for doubtful accounts of
   $15,822 and $16,591 ................................................        195,998          211,400
Inventories, net ......................................................         78,644           91,884
Assets held for sale ..................................................          2,556            2,155
Prepaid expense and other current assets ..............................         17,764           24,194
                                                                             ---------        ---------
   Total current assets ...............................................        339,116          395,653
Marketable securities .................................................          2,826            2,950
Property, plant and equipment, net ....................................         76,694           85,064
Intangible assets .....................................................         16,536           16,536
Goodwill ..............................................................          3,700            3,700
Deferred income taxes .................................................         92,060           78,912
Other non-current assets ..............................................          6,653            4,705
                                                                             ---------        ---------
   Total assets .......................................................      $ 537,586        $ 587,520

LIABILITIES AND STOCKHOLDERS' EQUITY:
Accounts payable ......................................................      $  39,468        $  40,660
Accrued expenses and other current liabilities ........................         51,892           59,417
Short-term borrowings .................................................         37,490           39,883
Current portion of long-term debt .....................................          3,392            3,305
                                                                             ---------        ---------
   Total current liabilities ..........................................        132,241          143,264
Long-term debt ........................................................        143,951          199,520
Other long-term liabilities ...........................................         19,669           27,785
                                                                             ---------        ---------
   Total liabilities ..................................................        295,861          370,569
Minority interest .....................................................              9                9
Commitments and contingencies (see Note 17)
   Stockholders' Equity:
Ordinary shares: EUR 0.20 par value; 39,820,677 shares issued .........          7,067            7,067
Additional paid in capital ............................................        137,909          143,807
Treasury stock at cost: 2,421,235 and 3,600,775 shares ................         (5,485)         (10,766)
Retained earnings .....................................................         53,084           16,149
Accumulated other comprehensive income ................................         49,142           60,686
                                                                             ---------        ---------
   Total stockholders' equity .........................................        241,716          216,942
                                                                             ---------        ---------
   Total liabilities and stockholders' equity .........................      $ 537,586        $ 587,520
                                                                             =========        =========

   The accompanying notes are an integral part of the consolidated financial statements

                           HEAD N.V. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                For the Years Ended December 31,
                                                                        -----------------------------------------------
                                                                           2002               2003               2004
                                                                        ---------          ---------          ---------
                                                                                (in thousands, except share data)
Product revenues ................................................       $ 379,089          $ 421,507          $ 466,701
Licensing revenues ..............................................           8,398              9,701             11,059
                                                                        ---------          ---------          ---------
Total revenues ..................................................         387,487            431,208            477,759
Other revenues (see Note 2) .....................................           1,246              1,394              1,326
Sales deductions (see Note 2) ...................................          (8,783)           (10,272)           (12,071)
                                                                        ---------          ---------          ---------
Total net revenues ..............................................         379,949            422,331            467,014
Cost of sales ...................................................         233,402            266,023            294,360
                                                                        ---------          ---------          ---------
Gross profit ....................................................         146,547            156,308            172,653
Selling and marketing expense ...................................          95,082            108,193            118,511
General and administrative expense (excluding non-cash
   compensation expense) ........................................          32,524             38,847             41,883
Non-cash compensation expense ...................................           1,632                654                555
Gain on sale of property (see Note 25) ..........................            (443)              --               (5,650)
Restructuring costs (see Note 25) ...............................            --                8,368              2,347
                                                                        ---------          ---------          ---------
Operating income ................................................          17,753                245             15,008
Interest expense ................................................         (11,677)           (13,999)           (25,699)
Interest income .................................................             940              1,050              2,121
Foreign exchange loss ...........................................          (7,387)            (1,103)              (606)
Other income (expense), net .....................................             387                (18)               (97)
                                                                        ---------          ---------          ---------
Income (loss) from operations before income taxes ...............              15            (13,825)            (9,274)
Income tax benefit (expense):
   Current ......................................................          (2,410)            (2,278)            (2,504)
   Deferred .....................................................            (220)             1,446            (25,156)
                                                                        ---------          ---------          ---------
   Income tax expense ...........................................          (2,630)              (832)           (27,661)
                                                                        ---------          ---------          ---------
Net loss ........................................................       $  (2,615)         $ (14,657)         $ (36,935)
                                                                        =========          =========          =========
Earnings per share-basic
   Net loss .....................................................           (0.07)             (0.40)             (1.02)
Earnings per share-diluted
   Net loss .....................................................           (0.07)             (0.40)             (1.02)
Weighted average shares outstanding
   Basic ........................................................          37,356             36,285             36,198
   Diluted ......................................................          37,356             36,285             36,198


    The accompanying notes are an integral partt of the consolidated financial statements.

                           HEAD N.V. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                                                          Accumulated
                                                        Ordunary Shares   Additional                         Other         Total
                                                    --------------------    Paid-in  Treasury  Retained  Comprehensive Stockholders'
                                                      Shares      Amount    Capital   Stock    Earnings      Income       Equity
                                                    ----------   -------  --------   --------  --------    --------     -----------
                                                                            (in thousands, except share data)
Balance at December 31, 2001 .....................  37,779,377   $ 7,067  $135,435    $   --    $ 75,590     $(5,732)    $212,359
Dividend paid.....................................          --        --        --        --      (5,233)         --       (5,233)
Stock-based compensation..........................          --        --     1,632        --          --          --        1,632
Purchase of treasury stock (see Note 19)..........  (1,247,050)       --       ---    (3,046)         --          --       (3,046)
Repurchase of shares from exercised options.......          --        --       167    (1,288)         --          --       (1,121)
Proceeds from executed option.....................      11,212        --         3        --          --          --            3
Net loss..........................................          --        --        --        --      (2,615)         --       (2,615)
  Other comprehensive income:
    Unrealized losses on marketable
    securities, (net of tax of $65)...............          --        --        --        --          --        (138)        (138)
    Unrealized gain on derivatives instruments
    (net of tax of $54)...........................          --        --        --        --          --         640          640
    Reclassification adjustment for derivative
    gains recorded in net loss
    (net of tax of $506)...........................         --        --        --        --          --      (1,488)      (1,488)
    Foreign currency translation adjustment.......          --        --        --        --          --      28,832       28,832
                                                                                                                         --------
Comprehensive income..............................          --        --        --        --          --                   25,231
                                                    ----------   -------  --------  --------    --------    --------     --------
Balance at December 31, 2002......................  36,543,539     7,067   137,237    (4,334)     67,741      22,114      229,824
Stock-based compensation..........................          --        --       654        --          --          --          654
Purchase of treasury stock (see Note 19)..........    (577,775)       --        --    (1,151)         --          --       (1,151)
Proceeds from executed option.....................      56,790        --        17        --          --          --           17
Net loss..........................................          --        --        --        --     (14,657)         --      (14,657)
  Other comprehensive income:
    Unrealized losses on marketable
    securities, (net of tax of $16)...............          --        --        --        --          --         (33)         (33)
    Unrealized gain on derivatives instruments
    (net of tax of $558)..........................          --        --        --        --          --       1,083        1,083
    Reclassification adjustment for derivative
    gains recorded in net loss
    (net of tax of $295)..........................          --        --        --        --          --        (572)        (572)
    Foreign currency translation adjustment.......          --        --        --        --          --      26,550       26,550
                                                                                                                         --------
Comprehensive income..............................          --        --        --        --          --          --       12,370
                                                    ----------   -------  --------  --------    --------    --------     --------
Balance at December 31, 2003......................  36,022,554     7,067   137,909    (5,485)     53,084      49,142      241,716

Stock-based compensation..........................          --        --       555        --          --          --          555
Changes of treasury stock as consequence of
consolidation of Stichting Head Option Plan.......          --        --     6,729    (6,729)         --          --            0
Proceeds from executed option (see Note 19).......     197,348        --    (1,385)    1,448          --          --           63
Net loss..........................................          --        --        --        --     (36,935)         --      (36,935)
  Other comprehensive income:
    Unrealized gain on marketable
    securities, (net of tax of $24)...............          --        --        --        --          --          98           98
    Unrealized gain on derivatives instruments
    (net of tax of $120)..........................          --        --        --        --          --         360          360
    Reclassification adjustment for derivative
    gains recorded in net loss
    (net of tax of $195)..........................          --        --        --        --          --        (585)        (585)
   Foreign currency translation adjustment........          --        --        --        --          --      11,671       11,671
                                                                                                                         --------
Comprehensive loss................................          --        --        --        --          --                  (25,390)
                                                    ----------   -------  --------  --------    --------    --------     --------
Balance at December 31, 2004......................  36,219,902   $ 7,067  $143,807  $(10,766)   $ 16,149    $ 60,686     $216,942
                                                    ==========   =======  ========  ========    ========    ========     ========

   The accompanying notes are an integral part of the consolidated financial statements.

                           HEAD N.V. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                            For the Years Ended December 31,
                                                                                      ---------------------------------------------
                                                                                         2002              2003             2004
                                                                                      ---------         ---------         ---------

                                                                                                     (in thousands)
OPERATING ACTIVITIES:
  Net loss ...................................................................        $  (2,615)        $ (14,657)        $ (36,935)
  Adjustments to reconcile net income
    to net cash provided by operating activities:
    Depreciation and amortization ............................................           15,946            19,239            19,261
    Amortization and write-off of debt issuance cost
    and bond discount ........................................................            1,092             1,232             3,570
    Impairment (see Note 25) .................................................             --               2,625              --
    Provision (release) for leaving indemnity
    and pension benefits .....................................................              883              (348)              444
    Restructuring costs (see Note 25) ........................................             --               4,800            (4,882)
    (Gain) loss on sale of property, plant and equipment .....................             (774)               85            (5,471)
    Non cash compensation expense ............................................            1,632               654               555
    Deferred tax (benefit) expense ...........................................              220            (1,446)           25,156
  Changes in operating assets and liabilities:
    Accounts receivable ......................................................            2,657           (12,058)           (2,437)
    Inventories ..............................................................            9,101            13,755            (5,231)
    Prepaid expense and other assets .........................................            1,494             3,071             1,604
    Accounts payable, accrued expenses and other liabilities .................           (6,356)              390            12,154
                                                                                      ---------         ---------         ---------
  Net cash provided by operating activities ..................................           23,279            17,342             7,789
                                                                                      ---------         ---------         ---------
INVESTING ACTIVITIES:
    Purchase of property, plant and equipment ................................          (20,746)          (16,914)          (23,175)
    Proceeds from sale of property, plant and equipment ......................            2,105               258             7,907
    Purchases of marketable securities .......................................             (164)              (39)          (13,663)
    Maturities of marketable securities ......................................             --                 141               169
                                                                                      ---------         ---------         ---------
  Net cash used for investing activities .....................................          (18,804)          (16,554)          (28,762)
                                                                                      ---------         ---------         ---------
FINANCING ACTIVITIES:
    Change in short-term borrowings, net .....................................           (2,853)            1,419           (31,271)
    Proceeds from long-term debt, net of discount ............................           16,592             1,656           164,005
    Payment of debt issuance cost ............................................             --                --              (1,749)
    Payments on long-term debt ...............................................           (4,340)           (1,249)          (91,629)
    Purchase of treasury stock ...............................................           (3,046)           (1,151)             --
    Payments to repurchase shares from exercised options .....................           (1,121)             --                --
    Proceeds from exercised options ..........................................                3                17                63
    Dividend paid ............................................................           (5,233)             --                --
    Change in restricted cash ................................................             --              (2,699)           (2,982)
                                                                                      ---------         ---------         ---------
  Net cash provided by (used for) financing activities .......................                2            (2,007)           36,437
                                                                                      ---------         ---------         ---------
  Effect of exchange rate changes on cash and cash equivalents ...............           10,994             4,932             2,824
  Net increase in cash and cash equivalents ..................................           15,470             3,714            18,288
  Cash and cash equivalents at beginning of period ...........................           22,128            37,598            41,312
                                                                                      ---------         ---------         ---------
  Cash and cash equivalents at end of period .................................        $  37,598         $  41,312         $  59,600
                                                                                      =========         =========         =========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid for interest .....................................................        $  10,736         $  12,597         $  16,760
  Cash paid for income taxes .................................................        $   1,747         $   1,340         $   2,802

    The accompanying notes are an integral part of the consolidated financial statements.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Note 1 - Business

Head N.V. ("Head" or the "Company") was incorporated in Rotterdam, Netherlands, on August 24, 1998. With effect from this date, Head Holding
Unternehmensbeteiligung GmbH ("Head Holding") merged with a wholly owned subsidiary of the Company in a transaction treated as a merger of entities under common control and accounted for on an "as if pooling" basis.

Head conducts business in Europe (primarily in Austria, Italy, Germany, France, Switzerland, the Netherlands and the United Kingdom), North America, and Asia (primarily Japan).


Note 2 - Summary of Significant Accounting Policies

A summary of significant accounting policies used in the preparation of the accompanying consolidated financial statements is as follows:

Basis of Presentation

The Company and its subsidiaries maintain their accounting records in accordance with their local regulations and have made certain adjustments to these records to present the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America. In addition, the Company publishes its statutory financial statements in accordance with Dutch corporate regulations.

Principles of Consolidation

The consolidated financial statements of Head include the accounts of all majority-owned subsidiaries and entities over which the Company has financial and operating control and variable interest entities in which the Company has determined it is the primary beneficiary. All intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents comprise of cash and short-term, highly liquid investments with an original maturity of three months or less.

Restricted Cash

Restricted cash comprises of deposits pledged as collateral on outstanding lines of credit. The amounts are collateralized with one financial institution and earn interest while in deposit.

Inventories

Inventories are stated at the lower of cost or market with cost being determined on a first-in first-out basis (FIFO).

Marketable Securities

Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost. Debt and equity securities held principally for selling in the near term are

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

classified as trading and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale and are reported at fair value, with unrealized gains and losses reported in other comprehensive income.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Additions and improvements that extend the useful lives of the plant and equipment and replacements, major renewals, and betterments are capitalized. The cost of maintenance, repair and minor renewals are expensed as incurred. When plant and equipment is retired or otherwise disposed, the cost and related accumulated depreciation are removed from the related accounts, and any gain or loss on disposition is recognized in earnings. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The Company's buildings are depreciated over a period of 10-48 years and machinery and equipment is depreciated over a period of 2-20 years.

Impairment

The Company accounts for impairments in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). The Company reviews for impairment whenever events or changes in circumstances indicate that the carrying amount of the long-lived asset may not be recoverable. If the fair value is less than the carrying amount of the asset, a loss is recognized in the consolidated statements of operations for the difference. The Company's review involves comparing current and future cash flows to the carrying value of the assets. Long-lived assets to be disposed of, if any, are reported at the lower of their carrying amount or fair value less cost to sell. The Company recorded an impairment charge of zero, $2.6 million and zero, for the years ended December 31, 2002, 2003, and 2004, respectively.

Goodwill and Other Intangible Assets

Effective January 1, 2002, the Company adopted SFAS 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 requires that goodwill and intangible assets with an indefinite life are no longer amortized, but instead are tested for impairment at least annually (fourth quarter), or more frequently if events and changes in circumstances indicate that the carrying value may not be recoverable. SFAS 142 prescribes a two-phase process for impairment testing of goodwill. First, each reporting unit's (which generally represents one level below an operating segment) carrying value is compared to its fair value to determine if an impairment exists. Second, where the reporting unit's carrying value exceeds its fair value, an impairment loss is recognized to the extent that the goodwill carrying value exceeds the reporting unit's implied goodwill, which is calculated as the difference between the reporting unit's fair value and the fair value of the reporting unit's recognized and unrecognized assets and liabilities. The impairment test for indefinite-lived intangible assets requires that an impairment loss be recognized equal to the excess of its carrying value over its fair value. The Company has goodwill and identified intangible assets comprising of trademarks with an indefinite life. For the years ended December 31, 2002, 2003 and 2004, no impairment charges were recognized for goodwill or indefinite lived intangible assets.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of a sale arrangement exists, delivery has occurred, the sales price is fixed and determinable, and collectibility is reasonably assured. These criteria are generally met when finished products are shipped to the customers and both title and the risks and rewards of ownership are transferred, or services have been rendered and accepted.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Revenues from licensing agreements are recognized over the license term for the fixed license revenue portion and based on underlying customer sales once minimum contractual sales volumes are met for the variable license revenue portion.

Provisions are recorded for estimated product returns at the time revenues are recognized.

Payment terms differ depending on the customer (large distributors, small shops), product line (winter sports is a very seasonal business, as are racquet sports and diving, though to a lesser extent than winter sports), country (payment terms vary in accordance with local practices throughout the world) and past experiences with customers. It is our normal procedure to agree terms of transactions, including payment terms (60 to 180 days), with customers in advance.

Shipping and handling costs

The Company classifies all amounts billed to customers for shipping and handling as other revenues and all shipping and handling costs as selling and marketing expense in the consolidated statement of operations. For the years ended December 31, 2002, 2003, and 2004, the Company incurred shipping and handling costs of $9.6 million, $10.5 million, and $12.3 million, respectively.

Sales deductions

The Company accrues for customer discounts based upon an estimated refund obligations and classifies all sales incentives, which are earned by our customers subsequent to delivery of our product, including cash discounts for volume rebates and other than cash consideration, such as credits that our customer can apply against trade amounts owed to us as sales deductions.

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

Financial Instruments

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities, as amended" ("SFAS 133"). SFAS 133 requires that the Company record all derivatives on the balance sheet at fair value. The Company uses derivative instruments, specifically foreign exchange forwards and option contracts, to hedge the foreign exchange risk related to its forecasted and firmly committed foreign currency denominated cash flows. On the date on which a derivative contract is transacted, the Company designates the derivative as a hedging instrument as either a fair value hedge or a cash flow hedge. Changes in derivative fair values that are designated, effective and qualify as fair value hedges are recognized in earnings as offsets to the related earnings effects of changes in fair value of related hedged assets, liabilities and firm commitments attributable to the hedged risk. Changes in derivative fair values that are designated, effective and qualify as cash flow hedges will be deferred and recorded as a component of accumulated other comprehensive

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

income (AOCI) until the hedged transactions affect earnings, at which time the deferred gains and losses on the derivative designated as cash flow hedges are recognized in earnings, and classified in accordance with the classification of the hedged item. The Company excludes the time value component of the derivatives' change in fair value from the assessment of hedge effectiveness. The Company enters into hedging relationships to limit the foreign exchange rate risk for periods generally not to exceed one year. The Company does not utilize financial instruments for trading or speculative purposes.

Research and Development Costs

Research and development costs are expensed as incurred and are reflected in costs of sales in the statements of operations. The Company incurred research and development expense in the amount of $11.0 million, $13.6 million and $15.5 million for the years ended December 31, 2002, 2003 and 2004, respectively.

Advertising Costs

Advertising costs are expensed as incurred and are reflected in selling and marketing expense in the consolidated statements of operations. The Company incurred advertising costs of $32.8 million, $36.9 million and $39.4 million for the years ended December 31, 2002, 2003 and 2004, respectively.

Stock-Based Compensation

The Company accounts for its stock option plan using the fair value method in accordance with SFAS 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Under the fair value recognition provisions of SFAS 123, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the vesting period. Determining the fair value of stock-based awards at the grant date requires judgment, including estimating the expected term of stock options, the expected volatility of our stock, expected dividends, and risk-free interest rates.

Debt Issuance Costs

Debt issuance costs are capitalized and amortized over the term of the debt using the effective interest rate method.

Pension and postretirement benefits

The Company accounts for the costs of pension plans and postretirement benefits in accordance with SFAS 87, "Employers' Accounting for Pensions" ("SFAS 87") and SFAS 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" ("SFAS 106"), respectively.

Fair Value Disclosure

The carrying value of the Company's financial instruments approximates fair value at December 31, 2003 and 2004. The carrying amounts reported in the consolidated balance sheet for cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and short-term borrowings approximate fair value due to the short maturity of these instruments and the floating interest rates of the short-term borrowings. The carrying amounts of marketable securities are equal to fair value based on quoted market prices at December 31, 2003 and 2004 (see Note 7).

The carrying value of the Company's senior notes and other long-term debt approximates fair value based on current rates offered and quoted market price of debt with similar terms.

Income Taxes

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



The Company utilizes the liability method of accounting for deferred income taxes whereby deferred tax assets and liabilities are recognized to reflect the future tax consequences attributable to temporary differences between the financial reporting bases of existing assets and liabilities and their respective tax bases. With the exception of Head Holding Unternehmensbeteiligung GmbH, all of the Company's Austrian subsidiaries are included in a consolidated Austrian federal income tax return. Separate provisions for income taxes have been prepared for the Company's other subsidiaries. Deferred taxes are calculated by using the prevailing tax rates.

The Company provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Computation of Net Loss per Share

Net loss per share is computed under SFAS 128, "Earnings per Share" ("SFAS 128"). Basic net loss per share is computed by dividing the net loss for the period by the weighted average number of ordinary shares outstanding during the period. Shares held by The Stichting Head Option Plan ("Stichting") are not treated as outstanding for purposes of the loss per share calculation until the related option has been exercised. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares are composed of incremental shares issuable upon the exercise of share options, and are included in diluted net loss per share to the extent such shares are dilutive.

For the years ended December 31, 2002, 2003, and 2004, the weighted average shares outstanding included in basic net loss per share is 37,356,353 shares, 36,285,142 shares, and 36,197,980 shares, respectively. For the years ended December 31, 2002, 2003 and 2004, the number of options that were outstanding but not included in the computation of diluted net loss per share because their effect would have been anti-dilutive was 1,789,490 options, 1,347,773 options, and 1,278,201 options, respectively.

Comprehensive income (loss)

Comprehensive income (loss) encompasses net income and changes in the components of accumulated other comprehensive income not reflected in the Company's consolidated statements of operations during the periods presented.

Concentration of business risk

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

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant of these estimates are impairments, allowances for doubtful accounts, product warranties and returns, inventory obsolescence and valuation

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

allowances on deferred tax assets. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the prior year consolidated financial statements have been reclassified to be consistent with the current year's presentation.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standard Board ("FASB") issued a revised SFAS No. 123(R), "Share-Based Payment - an Amendment of FASB Statements No. 123 and 95" ("SFAS 123(R)"). SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services or incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments, focusing primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123(R) requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions) and recognize the cost over the period during which an employee is required to provide service in exchange for the award. The Company is required to adopt SFAS 123(R) effective July 1, 2005 and is currently in the process of evaluating the impact of SFAS 123(R).

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non monetary Assets - An Amendment of APB Opinion No. 29" ("SFAS 153") which eliminates the exception for non monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non monetary assets that do not have commercial substance. The Company is required to adopt SFAS 153 for non monetary asset exchanges occurring in the first quarter of 2006. The Company is currently in the process of evaluating the impact of SFAS 153.

In November 2004, FASB issued SFAS No. 151, "Inventory Costs -- an amendment of ARB No. 43, Chapter 4" ("SFAS 151"). This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of abnormal. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is currently in the process of evaluating the impact of SFAS 151.

In December 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS 132(R)"). The provisions of that Statement do not change the measurement and recognition provisions of SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS 132(R) replaces SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," and requires additional disclosures pertaining to plan assets, benefit obligations, key assumptions, and the measurement date. This standard is effective for domestic plans for the reporting period ending after December 15, 2003 (and June 15, 2004 for disclosure of estimated future benefit payments) and for foreign plans and non-public entities for interim periods ending after December 15, 2003 and for years ending after June 15, 2004. The Company has adopted this standard and has provided the required disclosures.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46) "Consolidation of Variable Interest Entities, an interpretation of ARB 51". In December 2003, the FASB issued FIN 46R, "Consolidation of Variable Interest

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Entities," which amended FIN 46. FIN 46R was effective immediately for arrangements entered into after January 31, 2003, and became effective January 1, 2004 for all arrangements entered into before February 1, 2003. FIN 46R requires existing unconsolidated variable interest entities ("VIEs") to be consolidated by their primary beneficiary. The primary beneficiary of a VIE is a party that absorbs a majority of the entity's expected losses or receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership interests, contractual interests, or other pecuniary interests in an entity that changes with changes in the fair value of the entity's net assets excluding variable interests. Prior to FIN 46R, the Company included an entity in its consolidated financial statements only if it controlled the entity through voting rights. The adoption of FIN 46 and FIN 46R did not have a material impact on our financial position or result of operations.

In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material impact on the Company's consolidated financial statements.

Note 3 - Accounts Receivable

Accounts receivable consist of the following (in thousands):

                                                          December 31,
                                                      2003             2004
                                                  ----------       ----------
Trade debtors.................................    $  198,110       $  215,588
Other receivables.............................        13,710           12,404
Allowance for doubtful accounts...............       (15,822)         (16,591)
                                                  ----------       ----------
   Accounts receivable, net...................    $  195,998       $  211,400
                                                  ==========       ==========

Note 4 - Inventories

Inventories consist of the following (in thousands):
                                                          December 31,
                                                  ---------------------------
                                                      2003             2004
                                                  ----------       ----------
Raw materials and supplies...................     $  21,545        $  25,296
Work in process..............................         9,388           11,187
Finished goods...............................        63,865           73,354
Provisions...................................       (16,154)         (17,953)
                                                  ---------        ---------
Total inventories, net.......................     $  78,644        $  91,884
                                                  =========        =========

Note 5 - Assets Held for Sale

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



During December of 2003, the Company transferred all of its manufacturing operations in Tallinn, Estonia, which manufacture ski boots and certain diving products, to our plant in Litovel in the Czech Republic. As of December 31, 2003 the Company had the intention to sell its property in Estonia therefore the Company reclassified the $2.6 million facility as held for sale in accordance with SFAS 144. In October 2004, the Company entered into a lease agreement for this property therefore reclassified the $2.6 million asset from held for sale to property, plant and equipment. Additionally, the Company recorded an additional $0.1 million of depreciation expense on this facility which would have been recognized had the asset been continuously classified as held for use.

During 2004, the Company made the decision to sell its distribution warehouse in Italy. In accordance with SFAS 144, this asset, with a net book value of $2.2 million has been reclassified as held for sale and the Company ceased depreciation on this plant.

Note 6- Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

                                                                            December 31,
                                                                       2003             2004
                                                                    ----------       ----------

Marketable Securities, short-term.............................      $      323        $  14,556
Deferred tax assets, current..................................          11,262            4,280
Patents and royalties.........................................           2,804            2,351
Advertising...................................................             899            1,043
Other.........................................................           2,476            1,965
                                                                    ----------        ---------
Total prepaid expenses and other current assets ..............      $   17,764        $  24,194
                                                                    ==========        =========

Note 7 - Marketable Securities

Marketable securities consist of the following (in thousands):


                                                                            December 31,
                                                                    ---------------------------
                                                                       2003             2004
                                                                    ----------       ----------
Available-for-Sale
------------------
Austrian government debt securities.............................    $      137       $       --
Corporate debt securities.......................................           410              432
Cash bonds......................................................            --           13,772
Other securities................................................         2,602            3,302
                                                                    ----------       ----------
     Total Marketable securities available-for-sale.............         3,149           17,506

     Less: Short-term portion...................................          (323)         (14,556)
                                                                    ----------       ----------
     Total Long-term marketable securities......................    $    2,826       $    2,950
                                                                    ==========       ==========

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table is a summary of the Company's investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individually securities have been in a unrealized loss position, at December 31, 2004.

                                          Less than 12 Months              12 Months or More                    Total
                                      ----------------------------    ----------------------------   -----------------------------
                                        Fair          Unrealized        Fair         Unrealized        Fair         Unrealized
                                        Value           Losses          Value          Losses          Value          Losses
                                      ---------     --------------    ---------    ---------------   ---------    ----------------
Other securities ...............         --               --            1,655            (139)          1,655            (139)
  Total temporarily
  impaired securities...........        $--              $--           $1,655          $ (139)         $1,655          $ (139)

Maturities of debt securities are as follows (in thousands):

                                                                    December 31,
                                                                    ------------
                                                                        2004
                                                                    ------------
Mature within 1 year............................................... $        432
Mature between one year and five years.............................           --
Mature between five years and ten years............................           --
Mature after ten years.............................................           --
                                                                    ------------
    Total Marketable securities.................................... $        432
                                                                    ============

Marketable securities with a maturity of less than one year are included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

Note 8 - Property, Plant and Equipment

Property, plant and equipment consist of the following (in thousands):

                                                                            December 31,
                                                                    ---------------------------
                                                                       2003             2004
                                                                    ----------       ----------
Land..............................................................  $    4,490       $    4,576
Buildings.........................................................      36,214           33,021
Machinery and equipment...........................................     164,013          185,599
                                                                     ---------       ----------
                                                                       204,718          223,195
Less: Accumulated depreciation....................................    (128,024)        (138,130)
                                                                     ---------       ----------
    Total Property, plant and equipment, net......................   $  76,694       $   85,064
                                                                     =========       ==========

For the year ended December 31, 2002, 2003, and 2004, the Company recorded depreciation expense of $15.9 million, $19.2 million, and $19.3 million, respectively.

Our total proceeds on the sale of property and equipment were $2.1 million, $0.3 million and $7.9 million resulting in gains of $0.8 million, a loss of $0.1 million and a gain $5.5 million for the years ended December 31, 2002, 2003 and 2004, respectively. As of December 31, 2002 and 2004, $0.4 million and $5.7 million of these gains pertain to plant sales and are reflected as gain on sale of property on the consolidated statements of operations as these gains

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

represent gains on the sale of operating activities. All other gains (losses) are included in other income (expense), net in the accompanying consolidated statements of operations.

Note 9 - Goodwill and Intangible Assets

Effective January 1, 2002, the Company adopted SFAS 142. Upon adoption of SFAS 142 the Company ceased amortization of purchased goodwill and trademarks, which were determined to be indefinite-lived. The Company completed the transitional impairment tests for goodwill and indefinite-lived intangibles as of January 1, 2002, and the annual impairment test, in the fourth quarter of 2003 and 2004, as required by SFAS 142. Based upon the assessment, the Company determined that goodwill and trademarks are not impaired; therefore no impairment charge was recorded.

At December 31, 2003 and 2004, the Company recorded identified intangible assets consisting of trademarks with a book value of $16.5 million. Also, the Company recorded goodwill of $3.7 million at December 31, 2003 and 2004.

Note 10 - Fair Value of Financial Instruments

The Company uses derivative instruments, specifically foreign exchange forwards and option contracts, to hedge the foreign exchange risk related to its forecasted and firmly committed foreign currency denominated cash flows.

The Company recorded the change in fair market value of derivatives related to cash flow hedges to AOCI of $1.1 million and $0.4 million, net of tax, for year ended December 31, 2003 and 2004, respectively, all of which is expected to be reclassified to earnings during the next twelve months. The time value component excluded from effectiveness testing was not material for the periods presented.

For the year ended December 31, 2003 and 2004, the Company reclassified a gain from AOCI to earnings of $0.6 million and $0.6 million, net of tax, respectively.

The following table provides information regarding the Company's foreign exchange forward and option contracts as of December 31, 2003 and 2004. The fair value of the foreign currency contracts represent the amount the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturity.


                                                                    As of December 31, 2003
                                                        -------------------------------------------
                                                          Contract       Carrying           Fair
                                                           amount          value            value
                                                        -----------      ---------        ---------
                                                                         (in thousands)
Forward foreign exchange contracts......................$    11,997      $     811        $     811
Foreign exchange option contracts.......................$     1,870      $      86        $      86

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                                                    As of December 31, 2004
                                                        -------------------------------------------
                                                          Contract       Carrying           Fair
                                                           amount          value            value
                                                        -----------      ---------        ---------
                                                                         (in thousands)
Forward foreign exchange contracts......................$   37,610       $     716        $     716

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategies for undertaking various hedge transactions. The Company links all derivatives that are designated as hedging instruments in foreign currency cash flow hedges to forecasted transactions or firm commitments. In accordance with the provision of SFAS 133, the Company assesses, both at the inception of each hedge and on an on-going basis, whether the derivatives that are designated in hedging qualifying relationship are highly effective in off-setting changes in fair values or cash flows of hedged items. When it is determined that a derivative is no longer highly effective as a hedge, the Company discontinues hedge accounting prospectively.

The counterparties to the foreign currency contracts are major international banks. Such contracts are generally for one year or less.

Note 11 - Short-Term Borrowings

Short-term borrowings consist of the following (in thousands):


                                             December 31,
                                       ------------------------
                                         2003            2004
                                       --------        --------
Lines of credit........................$37,490         $39,883


In the second quarter of 2001, the Company's subsidiaries entered into a new financing agreement providing multiple revolving credit lines with the "Osterreichische Kontrollbank" ("OEKB") which were renegotiated in 2003, in the total amount of (euro)15.0 million ($20.4 million) secured by all Austrian trade receivables. As of December 31, 2004, the fair value of trade receivables that serve as collateral for our revolving credit lines was $72.3 million. In addition, the Company used lines of credit with several banks in Austria, Canada and Japan of $19.5 million and had $2.5 million unused credit lines. The weighted average interest rate on outstanding short-term borrowings was 3.2% and 2.7% as of December 31, 2003 and 2004, respectively.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - Accounts Payable

Accounts payable consist of the following (in thousands):

                                                            December 31,
                                                  -----------------------------
                                                     2003                2004
                                                  -----------         ----------

Accounts payable - trade..........................$  24,123           $  27,042
Salaries and wages................................    2,172               2,153
Customs duties....................................    1,469                 134
Fiscal authorities................................    3,697               3,392
Social institutions...............................    1,626               1,354
Prepayments.......................................      949               1,401
Other.............................................    5,432               5,184
                                                  ---------           ---------
                                                  $  39,468           $  40,660
                                                  =========           =========

Note 13 - Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

                                                            December 31,
                                                  -----------------------------
                                                     2003                2004
                                                  -----------         ----------

Employee compensation and benefits................$   9,568           $  10,984
Allowances, credit notes..........................    6,507               8,551
Product warranties................................    3,103               4,627
Advertising.......................................    2,718               2,235
Legal, auditing and consulting fees...............    2,423               3,305
Fiscal authorities................................    2,794               2,633
Commissions.......................................    4,199               4,611
Accrued interest..................................    4,442               6,665
Restructuring.....................................    4,800                  --
Accrued Expenses..................................    4,567               5,523
Freight and duties................................    3,069               1,370
Litigation........................................      137               3,835
Other.............................................    3,565               5,078
                                                  ---------           ---------
                                                  $  51,892           $  59,417
                                                  =========           =========

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 14 - Long-Term Debt

Long-term debt consists of the following (in thousands):

                                                            December 31,
                                                  -----------------------------
                                                     2003                2004
                                                  -----------         ----------

Senior notes.....................................    82,925             171,843
Other long-term debt.............................    64,417              30,982
                                                 ----------           ---------
   Total long-term borrowings....................   147,342             202,826
   Less current portion..........................    (3,392)             (3,305)
                                                 ----------           ---------
   Long-term portion.............................$  143,951           $ 199,520
                                                 ==========           =========


Senior Notes

On July 15, 1999, one of the Company's wholly-owned subsidiaries, Head Holding issued (euro)100.0 million of senior notes. The notes bore interest of 10.75% per annum, which was payable semi-annually and was to mature in total on July 15, 2006. Among other restrictions, the notes included certain restrictive terms regarding investments, distributions and incurrence of additional indebtedness by the Company. On January 5, 2000, a registration statement for the exchange of the original 10.75% senior notes for new 10.75% senior notes was made effective by the U.S. Securities Exchange Commission (SEC). On February 9, 2000, this Exchange Offer was consummated. In October 2000, the Company repurchased
(euro)30.9 million of its senior notes in a series of transactions using part of the proceeds of the Company's initial public offering. In July 2002, the Company repurchased another (euro)3.6 million of its senior notes. At December 31, 2003, the Company had (euro)65.5 million ($82.9 million) of senior notes outstanding.

In January 2004, one of the Company's subsidiaries issued (euro)135.0 million of 8.5% unsecured senior notes due 2014, guaranteed by the Company and certain of its subsidiaries. The notes are listed on the Luxembourg Stock Exchange. With the proceeds from the sale, all of the Company's outstanding 10.75% senior notes due 2006 were redeemed. The total redemption payment was (euro)70.1 million of which (euro)3.5 million represents the redemption premium. In addition, the Company used a portion of the remaining proceeds to repay (euro)25.8 million of other outstanding debt.

In June 2004, the Company repurchased the equivalent of (euro)5.5 million of its 8.5% senior notes for (euro)5.0 million ($5.9 million) and realized a gain of $0.4 million. As a result of this transaction, the Company wrote-off $0.07 million of debt issue costs. At December 31, 2004, the Company had (euro)126.2 million ($171.8 million) of senior notes outstanding.

As of December 31, 2003, (euro)25.1 million ($31.8 million) short-term loans were reclassified to long-term debt due to the Company's intention to refinance them with senior notes. The remainder of the proceeds is used for working capital and general corporate purposes.

Sale-Leaseback Transaction

The Company entered into an agreement on June 28, 2002, whereby it sold land and building to an unrelated bank and leased it back over a 15 year term. The proceeds of this sale were (euro)10.6 million. The Company has the obligation to purchase the property back after 15 years for (euro)8.2 million. The Company may also repurchase the

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

property at its option from the first until the tenth year of the arrangement for the present value of the future lease payments and the remaining residual value.

The Company is also required to pay the bank a monthly deposit of (euro)0.01 million, which will be repaid to the Company, plus interest of 6.7%, at the time of repurchase.

Because of the Company's continuing involvement, this transaction has been accounted for as a financing such that the Company has recorded (euro)10.6 million of cash and long-term borrowings at the inception date of this agreement. At December 31, 2003 and 2004, the remaining obligation under the financing agreement is $13.2 and $14.1 million, respectively.


The Company's future minimum lease payments as of December 31, 2004, are as follows:


                                     (in thousands)
------------------------------------------------------
2005                                 $      1,094
2006                                        1,094
2007                                        1,094
2008                                        1,094
2009                                        1,094
Thereafter                                 19,320
                                     ------------
Total minimum payments                     24,790
Amount representing interest              (10,672)
                                     ------------
Obligations under financing
activity                                   14,119
Obligations due within one year              (159)
                                     ------------
Long-term obligations under
financing activity                   $     13,960
                                     ============

As of December 31, 2004 the net book value of land and building under the sale-leaseback arrangement consists of the following (in thousands):

                                          Land           Building
----------------------------------------------------------------------
Cost                                $       1,390     $       11,423

Less: Accumulated depreciation                 --             (9,525)
Net book value                      $       1,390     $        1,898


Mortgage Agreement

In 2002, one of the Company's subsidiaries entered into a mortgage agreement secured by the Penn Phoenix property with an unrelated financial institution of $4.8 million over a 15 year term at an interest rate of 7.33%. At December 31, 2003 and 2004, the outstanding balance of the mortgage is $4.5 million and $4.3 million, respectively.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Other long-term debt

Other long-term debt comprises secured loans in Austria, Italy and the Czech Republic outstanding with several banks. The weighted average interest rate on outstanding borrowings was 2.7% and 2.6% as of December 31, 2003 and 2004, respectively. Borrowings mature at various dates through 2009. At December 31, 2003 and 2004, the remaining outstanding long-term debt is $14.9 million and $12.5 million, respectively.

Maturities of long-term debt

Aggregate maturities of long-term debt are as follows (in thousands):

                                                 December 31,
                                                    2004
                                                 ------------

2005.............................................$    3,305
2006.............................................     2,831
2007.............................................     2,905
2008.............................................     2,844
2009.............................................     2,348
Thereafter.......................................   188,592
                                                 ----------
                                                 $  202,826
                                                 ==========

Note 15 - Other Long-Term Liabilities

Other long-term liabilities consist of the following (in thousands):

                                                            December 31,
                                                  -----------------------------
                                                     2003                2004
                                                  -----------         ----------

Accrued benefit cost.............................$   18,565           $  20,403
Deferred income..................................        --               5,351
Other............................................     1,104               2,031
                                                 ----------           ---------
Total other long-term liabilities................$   19,669           $  27,785
                                                 ==========           =========

Note 16 - Pension and Other Postretirement Benefit Plans

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

The table below shows the obligations and funded status as of December 31, 2003 and 2004 (in thousands):

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


                                                              Pension Benefits                       Other Benefits
                                                        ------------------------------        ---------------------------
                                                          2003                2004              2003               2004
                                                        --------           -----------        --------           --------
Change in benefit obligation
Benefit obligation at beginning of year ........        $  8,301           $ 10,392           $ 14,318           $ 16,595
Service cost ...................................             541                395              1,643              2,413
Interest cost ..................................             444                241                456                423
Plan amendments ................................             (22)                --                 --                 --
Actuarial loss (gain) ..........................            (268)               (21)               138                222
Benefit payments ...............................            (275)            (5,108)            (2,808)            (2,636)
Translation adjustment .........................           1,671                326              2,849              1,315
                                                        --------           --------           --------           --------
Benefit obligation at end of year ..............          10,392              6,225             16,595             18,330
                                                        --------           --------           --------           --------
Change in plan assets
Fair value of plan assets at beginning of year..           4,490              5,730                 --                 --
Actual return on plan assets ...................             201                 --                 --                 --
Employer contribution ..........................             185                 63                 --                 --
Benefit payments ...............................             (57)            (5,158)                --                 --
Plan participants' contributions ...............             114                  6
Asset transferred out ..........................             (10)                --                 --                 --
Translation adjustment .........................             808                (96)                --                 --
                                                        --------           --------           --------           --------
Fair value of plan assets at end of year .......           5,730                545                 --                 --
                                                        --------           --------           --------           --------
Funded status ..................................           4,661              5,681             16,595             18,330
Unrecognized net actuarial gain ................            (849)              (750)            (2,109)            (2,659)
Unrecognized prior service cost ................              96                124                 --                 --
Unrecognized net transition obligation .........              56                 (0)                --                  0
Translation adjustment .........................             (81)              (124)              (277)              (268)
                                                        --------           --------           --------           --------
Net amount recognized ..........................        $  3,884           $  4,930           $ 14,210           $ 15,404
                                                        ========           ========           ========           ========

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts recognized in the statement of financial positions consist of (in thousands):

                                                              Pension Benefits                       Other Benefits
                                                        ------------------------------        ---------------------------
                                                          2003                2004              2003               2004
                                                        --------           -----------        --------           --------
Other assets....................................        $   (404)          $     --           $     --           $     --
Accrued benefit cost............................           4,355              4,999             14,210             15,404
Accumulated other comprehensive income..........             (67)               (69)                --                 --
                                                        --------           --------           --------           --------
Net amount recognized...........................        $  3,884           $  4,930           $ 14,210           $ 15,404
                                                        ========           ========           ========           ========

Accrued benefit cost are included in the balance sheet line item "Other long-term liabilities" on the consolidated balance sheets. The Company expects to make insignificant amounts of employer contributions during 2005.

The accumulated benefit obligation for all defined pension benefits is $9.3 million and $5.0 million at December 31, 2003 and 2004, respectively. As of December 31, 2003 and 2004 pension plans with an accumulated benefit obligation excess of plan assets consist of the following (in thousands).

                                                            December 31,
                                                  -----------------------------
                                                     2003                2004
                                                  -----------         ----------

Projected benefit obligation....................  $    884            $  1,016
Accumulated benefit obligation..................       699                 832
Fair Value of plan assets.......................       465                 545

The Company's assets consist of equity funds at December 31, 2003 and 2004.

As of December 31, 2003 and 2004, the components of net periodic benefit costs consist of the following (in thousands):

                                                              Pension Benefits                       Other Benefits
                                                        ------------------------------        ---------------------------
                                                          2003                2004              2003               2004
                                                        --------           -----------        --------           --------
Service cost....................................        $    541           $    395           $  1,643           $  2,413
Interest cost...................................             444                241                456                423
Expected return on plan assets..................            (306)                11                 --                 --
Amortization of transition asset................              (3)                --                 --                 --
Amortization of prior service cost..............             (22)                --                 --                 --
Recognized actuarial loss.......................              14                  3                264                100
                                                        --------           --------           --------           --------
Net periodic benefit cost.......................        $    668           $    651           $  2,363           $  2,936
                                                        ========           ========           ========           ========

As of December 31, 2003 and 2004 the weighted average assumptions used to determine benefit obligations are as follows:

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


                                                              Pension Benefits                       Other Benefits
                                                        ------------------------------        ---------------------------
                                                          2003                2004              2003               2004
                                                        --------           -----------        --------           --------
Discount rate...................................          5.0%                 4.5%             5.0%                5.0%
Rate of compensation increase...................          3.0%                 2.3%             3.0%                3.0%

As of December 31, 2003 and 2004 the weighted average assumptions used to determine net periodic benefit cost are as follows:

                                                              Pension Benefits                       Other Benefits
                                                        ------------------------------        ---------------------------
                                                          2003                2004              2003               2004
                                                        --------           -----------        --------           --------
Discount rate...................................          4.7%                 4.4%             5.0%                5.3%
Expected long-term return on plan assets........          5.3%                 2.1%              --                  --
Rate of compensation increase...................          2.7%                 2.4%             3.0%                3.0%

The expected rate of return on plan assets is based upon the present rate of return and is expected to be stable.

Note 17 - Commitments and Contingencies

Operating Leases

The Company leases certain office space, warehouse facilities, transportation and office equipment under operating leases which expire at various dates through 2012. Rent expense was approximately $3.1 million, $3.6 million and $4.1 million for the years ended December 31, 2002, 2003 and 2004, respectively.

Future minimum payments under non-cancelable operating leases with initial or remaining lease terms in excess of one year are as follows as of December 31, 2004 (in thousands):

                                                   December 31,
                                                       2004
                                                  --------------
2005............................................    $  5,015
2006............................................       4,422
2007............................................       3,879
2008............................................       3,090
2009............................................       2,557
Thereafter......................................       3,076
                                                    --------
                                                    $ 22,040
                                                    ========

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

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company accrued $3.8 million for suits with several parties including competitors, customers for past receipts, former employees, suppliers and licensees.

Product Warranties

The Company sells certain of its products to customers with a product warranty that provides repairs at no cost to the customer or the issuance of credit to the customer. The length of the warranty term depends on the product being sold, but ranges from one year to two years. The Company accrues its estimated exposure to warranty claims based upon historical warranty claim costs as a percentage of sales multiplied by prior sales still under warranty at the end of any period. Management reviews these estimates on a regular basis and takes actual product performance and field expense profiles into consideration to adjust the warranty provisions.

Included in accrued expenses and other current liabilities are product warranties that have a probable likelihood of loss and are estimated based on weighted prior year experiences for recognized revenues. For the years ended December 31, 2003 and 2004, accruals for warranties have developed as follows (in thousands):

                                                     2003                2004
                                                  -----------         ----------

Balance at the beginning of the period..........   $   2,484           $ 3,103
Reclassification................................         --                 65
Current year provision..........................       2,859             4,779
Settlements made during the period..............      (2,707)           (3,717)
Reversal........................................         (25)               --
Translation adjustment..........................         492               397
                                                   ---------           -------
Balance at the end of the period.................  $   3,103           $ 4,627
                                                   =========           =======

Note 18 - Accumulated Other Comprehensive Income Balance

The following table shows the components of AOCI:

                                                            For the Year Ended December 31, 2004
                              ----------------------------------------------------------------------------------------
                                  Foreign        Unrealized                                            Accumulated
                                  Currency        Gains on          Minimum                               Other
                                Translation      Derivative         Pension        Unrealized Loss    Comprehensive
                                 Adjustment      Instruments       Liabilities      on Securities         Income
                              ---------------   -------------     -------------   -----------------  -----------------
                                                                    (in thousands)
Beginning balance ..........     $48,753          $   592           $   (67)          $  (137)          $49,142
Current period changes......      11,664             (225)               --                98            11,537
Translation Adjustments.....          --               53                (3)              (42)                8
                                 -------          -------           -------           -------           -------
Ending balance .............     $60,417          $   420           $   (69)          $   (81)          $60,686
                                 =======          =======           =======           =======           =======

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 19 - Shareholders' Equity

The Company is a Naamloze Vennootschap ("N.V."), a limited liability company under Dutch law. The registered capital of a N.V. is in the form of shares which represent negotiable securities. The minimum registered and authorized capital requirement is (euro)225,000 (approximately $0.3 million) and the minimum paid in capital requirement for a N.V. is (euro)45,000 (approximately $0.06 million).

At December 31, 2003 and 2004, 39,820,677 shares were issued, respectively.

Dividends

The Company declared and paid a dividend of (euro)0.14 (approximately $0.13) per share during the year ended December 31, 2002. In 2003 and 2004, due to the current economic environment the Company did not consider it prudent to pay a dividend.

Treasury Stock

On May 28, 2002, the Board of Management's authority to repurchase shares representing up to 10% of the Company's issued share capital, and the authority was extended until November 28, 2003. Pursuant to this resolution between August 15, 2002 and October 21, 2002 the Company purchased 1,247,050 shares of treasury stock at the prevailing price in the total amount of $3.0 million.

Pursuant to resolutions which were approved on May 20, 2003 the Board of Management is authorized to buy back a maximum of 30% of the Company's issued share capital during a period of 18 months, although the Company will not hold more than 10% of the Company's issued shares at any time. For the year ended December 31, 2003, the Company has purchased 577,775 shares of treasury stock at the prevailing price in the total amount of $1.2 million.

On May 26, 2004, the Board of Management was granted the authority to repurchase shares representing up to 30% of the Company's issued share capital during a period of 18 months, although the Company will not hold more than 10% of the Company's issued shares at any time.

As of December 31, 2003 and 2004, the Company issued 2,421,235 and 3,600,775 shares of treasury stock, respectively, of which 1,179,540 was held by the Stichting at December 31, 2004.

Stichting

The Stichting Head Option Plan (the "Stichting") is a Dutch foundation, the Board of which is Head Sports Holdings N.V., an entity that is ultimately controlled by Johan Eliasch and his family members. The Stichting holds, votes, and receives dividends on certain of the Company's ordinary shares. In conjunction with the Company's option plans (see Note 24), the Stichting also issues depository receipts to option holders, upon exercise of the option. Holders of depositary receipts are entitled to dividends paid on the Company's shares and to proceeds on the sales of their shares upon request to the Stichting. However, such holders have no voting rights.

On May 25, 2001, Head N.V. transferred 2,041,300 shares, with an original cost of $10.6 million, to the Stichting. The Stichting will use these shares to fulfill the Company's obligations under the Head Tyrolia Mares Group Executive Stock Option Plan 1998 ("Plan 1998"). The Stichting intends to remit proceeds from the exercise of employee stock options to the Company. Such shares have been recorded as a reduction of the Company's equity.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In 2002, option holders exercised 607,622 options under "Plan 1998". The Company repurchased certain of these shares via the Stichting at a market price of $1.3 million.

In 2003, 56,790 options under Plan 1998 were exercised at a price between $0.29 and $0.31 per share. In 2004, option holders exercised 197,348 options under "Plan 1998" at a price between $0.32 and $0.35 per share.

As of December 31, 2003 and 2004, the Stichting held 1,376,888 and 1,179,540 treasury shares, respectively. As of January 1, 2004, in accordance with FIN 46R "Consolidation of Variable Interest Entities" the Company consolidated the Stichting, as the Company was considered the primary beneficiary of the Stichting, a variable interest entity. As a result of consolidating the Stichting shares held by the Stichting at December 31, 2004 are presented as treasury stock, in the consolidated balance sheets. Prior to the consolidation of the Stichting, the value of the treasury shares held by the Stichting are reflected as additional paid in capital on the consolidated balance sheets.

Note 20 - Income Taxes

The following table summarizes the significant differences between the Dutch federal statutory tax rate and the Company's effective tax rate for financial statement purposes.

                                                                         For the Years Ended December 31,
                                                              --------------------------------------------------
                                                                2002                 2003                 2004
                                                              --------             --------             --------
Dutch statutory tax rate...................................       34.5%               34.5%                34.5%
Tax rate differential......................................      159.1                (0.1)                12.3
Other......................................................   26,437.7                (6.9)              (103.3)
Foreign rate differentials.................................   (1,127.7)                0.7                 (9.5)
Changes in tax rate in Austria.............................         --                  --               (258.1)
Valuation allowance........................................   (7,970.3)              (34.2)                25.9
                                                              --------                ----               ------
Effective tax rate.........................................   17,533.3%               (6.0)%             (298.3)%
                                                              ========                ====               ======

In 2004, the Company's effective tax rate differed from the statutory tax rate in the Netherlands primarily due to a reduction of the Austrian income tax rate from 34% to 25% as of January 1, 2005, which was resolved in May 2004 and led to a reduction of long-term deferred tax assets, mainly on tax losses carried forward of $24.9 million, and increased income tax expense. Other effects that lead to differences between the Dutch federal statutory rate are caused by withholding taxes, other local taxes and prior year adjustments mainly in Italy, Austria and Canada.

In 2002, the statutory tax rate in the Netherlands differed from the effective tax rate primarily due to significant incremental income tax in Austria and Italy.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax assets (liabilities) consist of the following as of December 31, 2003 and 2004 (in thousands):

                                                                                   December 31,
                                                                      --------------------------------------
                                                                          2003                      2004
                                                                      -------------            -------------
Short-term:

Deferred tax asset:

Tax loss carried forward..........................................    $       4,437            $       2,162
Inventory reserve.................................................            5,387                    3,190
Reserve for doubtful accounts.....................................            2,441                      536
Other.............................................................            3,536                    2,627
                                                                      -------------            -------------
    Total Short-term deferred tax assets..........................           15,800                    8,515

Deferred tax liabilities:

Deferred expenses.................................................    $      (1,291)           $        (274)
Accrued liabilities...............................................             (240)                      (9)
Other.............................................................           (3,006)                  (3,952)
                                                                      -------------            -------------
    Total Short-term deferred tax liability.......................           (4,537)                  (4,235)
                                                                      -------------            -------------
    Total Short-term deferred tax asset, net......................    $      11,262            $       4,280
                                                                      =============            =============


The short-term deferred tax asset, net is classified in prepaid expenses.

                                                                                   December 31,
                                                                      --------------------------------------
                                                                          2003                      2004
                                                                      -------------            -------------
Long-term:

Deferred tax asset:

Tax loss carried forward..........................................    $     130,134            $     112,605
Intangible assets.................................................              617                        1
Fixed assets......................................................              833                    1,284
Lease obligations.................................................            4,498                    3,529
Other.............................................................              887                      919
                                                                      -------------            -------------
    Total Long-term deferred tax assets...........................          136,969                  118,338

Deferred tax liabilities:

Investments.......................................................    $     (18,820)                 (18,059)
Fixed assets......................................................           (1,952)                  (1,304)
Other.............................................................             (778)                    (870)
                                                                      -------------            -------------
    Total Long-term deferred tax liability                                  (21,551)                 (20,232)

Valuation allowance...............................................          (23,358)                 (19.194)
                                                                      -------------            -------------
    Total Long-term deferred tax asset, net.......................    $      92,060            $      78,912
                                                                      =============            =============

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company has net operating loss carryforwards of approximately $394.5 million and $437.4 million as of December 31, 2003 and 2004, respectively. These net operating losses were experienced in the following jurisdictions (in thousands):

                                                                                   December 31,
                                                                      --------------------------------------
                                                                          2003                      2004
                                                                      -------------            -------------
Austria...........................................................    $     348,791            $     384,912
Germany...........................................................           19,184                   20,039
Other Europe......................................................            4,615                    2,469
North America.....................................................           21,916                   29,932
                                                                      -------------            -------------
                                                                      $     394,506            $     437,352
                                                                      =============            =============

The table below shows income (loss) before income taxes by geographic region (in thousands):

                                                                         For the Years Ended December 31,
                                                              -------------------------------------------------
                                                                 2002               2003                2004
                                                              -----------       ------------       ------------
Austria....................................................   $     2,420       $      1,497       $      4,858
Non-Austria................................................        (2,405)           (15,322)           (14,132)
                                                              -----------       ------------       ------------
Total......................................................   $        15       $   (13,825)       $    (9,274)
                                                              ===========       ===========        ===========

In July 1996, commensurate with the European Commission's (EC) decision allowing the contribution received by HTM Sport- und Freizeitgerate AG (HTM) from Austria Tabak (former owner) as restructuring aid, the EC limited the utilization of certain net operating losses (approximately $70.5 million as of December 31, 2004). These net operating losses and any related deferred tax asset are not included in the above amounts due to the limitation.

Austria and Germany allow an unlimited carryover of net operating losses, whereas the United States allow 15 year carryovers. The Company recorded a valuation allowance to reduce the deferred tax assets to the amount the Company believes is more likely than not to be realized considering future taxable income and feasible tax planning strategies.

Note 21 - Segment Information

The Company operates in one reporting segment, Sporting Goods. The tables below show net revenues from external customers and long-lived assets by geographic region based on the location of the Company's subsidiaries (in thousands):

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


                                                          For the Years Ended December 31,
                                                   -----------------------------------------------
                                                      2002               2003              2004
                                                   ----------         ----------        ----------
Revenues from External Customers:
Austria ..................................          $ 59,373          $ 83,179          $201,309
Italy ....................................            60,015            60,172            49,675
Germany ..................................            39,487            45,228              --
France ...................................            26,961            32,181            33,667
United Kingdom / Ireland .................            17,690            20,202            17,954
Japan ....................................            20,098            21,697            21,670
Other (Europe) ...........................            33,545            39,601            20,515
North America ............................           122,780           120,070           122,225
                                                    --------          --------          --------
       Total Net Revenues ................          $379,949          $422,331          $467,014
                                                    ========          ========          ========

                                                            December 31,
                                                  -----------------------------
                                                     2003                2004
                                                  -----------         ----------

Long-lived assets:
Austria...................................          $ 23,539          $ 28,455
Italy.....................................            22,953            20,432
Germany...................................               841               691
France....................................               218               156
United Kingdom / Ireland..................             3,992             1,723
Japan.....................................             1,625             1,711
Other (Europe)............................            13,063            21,271
North America.............................            30,699            30,863
                                                    --------          --------
       Total Assets........................         $ 96,930          $105,301
                                                    ========          ========

As of January 2004, we have started to centralize our European distribution organizations for Winter Sports and Racquet Sports products so that Head International GmbH, Austria operates as distributor and invoices directly to our customers in Austria, Germany, Switzerland and Italy.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Sales by product category consist of the following (in thousands):

                                                                           For the Years Ended December 31,
                                                                   ------------------------------------------------
                                                                     2002                 2003              2004
                                                                   ---------           ---------          ---------
Revenues by Product Category:
Winter Sports ...........................................          $ 144,667           $ 188,768          $ 223,211
Racquet Sports ..........................................            168,822             166,417            168,037
Diving ..................................................             65,600              66,322             75,453
Licensing ...............................................              8,399               9,702             11,059
                                                                   ---------           ---------          ---------
Total Revenues ..........................................            387,487             431,209            477,759
Other Revenues ..........................................              1,246               1,394              1,326
Sales Deductions ........................................             (8,783)            (10,272)           (12,071)
                                                                   ---------           ---------          ---------
    Total Net Revenues ..................................          $ 379,949           $ 422,331          $ 467,014
                                                                   =========           =========          =========

Note 22 - Related Party Transactions

The Company receives administrative services from corporations which are ultimately owned by the principal shareholder of the Company. Administrative expenses amounted to approximately $1.2 million ((euro)1.2 million), $3.5 million ((euro)3.1 million) and $5.6 million ((euro)4.5 million) for the years ended December 31, 2002, 2003 and 2004, respectively. The company provides investor relations, corporate finance, legal and consulting services and since 2004 internal audit and other services in relation to compliance with the Sarbanes-Oxley Act of 2002.

One of the Company's subsidiaries leased its office building from its general manager. Rental expenses amounted to approximately $0.1 million, $0.04 million and $0.05 million for the years ended December 31, 2002, 2003 and 2004, respectively.

Note 23 - Invested Intercompany Loans

As of January 2, 2003 one of the Company's euro-based subsidiaries reclassified non-euro denominated intercompany accounts receivable to permanently invested intercompany receivables of $36.1 million and recorded foreign exchange losses of $6.6 million in other comprehensive income. In December 2004, $7.0 million of these intercompany accounts receivable were paid to the euro-based subsidiary as a result of the non-euro based subsidiary receiving a windfall of cash as a result of the selling of one of its facility. The Company continues to believe that the remaining $29.1 million intercompany accounts receivable will not be collected; therefore, continues to classify this as a permanent investment.


Note 24 - Stock Option Plans

The Company accounts for its stock options in accordance with SFAS 123. Accordingly, the Company records stock-based compensation expense based on the grant-date fair values of the stock options computed using the Black-Scholes option pricing model. Stock-based compensation expense is recognized over the vesting term of the options and amounted to $1.6 million, $0.7 million and $0.6 million for the years ended December 31, 2002, 2003 and 2004, respectively.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Plan 1998

In November 1998, the Company adopted the Head Tyrolia Mares Group Executive Stock Option Plan 1998 ("Plan 1998"). A total of 2,424,242 options were reserved to be granted under the terms of the Plan 1998. The Plan 1998 provided for grants of stock options to officers and key employees of the Company and its subsidiaries. The exercise price for all stock options granted under the Plan 1998 was fixed at inception of the Plan 1998 and increases at the rate of 10% per annum until the options are exercised. Options generally vest over a period of 4 years and are subject to the Company meeting certain earnings performance targets during this period. Options vested under the Plan 1998 were not exercisable prior to the end of the two year lock-up period following the initial public offering. Options have a maximum term of 10 years. As of December 31, 2004, 145,848 shares were available for grant under the Plan 1998.

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

As of December 31, 2004, the weighted average remaining contractual life of the outstanding stock options is 4.6 years, and 770,528 options are vested and exercisable.

                                                                         Exercise Price Less Than
                                                                        Grant Date Stock Fair Value
                                                                -------------------------------------------
                                                                    Number of              Weighted average
                                                                    of shares               exercise price
                                                                ----------------          -----------------

Balance, December 31, 1998.................................            1,465,686          $            0.35
Granted....................................................              783,620                       0.35
                                                                ----------------          -----------------
Balance, December 31, 1999.................................            2,249,306                       0.35
Granted....................................................               29,088                       0.35
                                                                ----------------          -----------------
Balance, December 31, 2000 and 2001........................            2,278,394                       0.35
Exercised (see Note 19)....................................            (607,622)                       0.35
                                                                ----------------          -----------------
Balance, December 31, 2002.................................            1,670,772                       0.35
Exercised (see Note 19)....................................             (56,790)                       0.35
                                                                ----------------          -----------------
Balance, December 31, 2003.................................            1,613,982                       0.35
Exercised (see Note 19)....................................            (197,348)                       0.35
                                                                ----------------          -----------------
Balance, December 31, 2004.................................            1,416,634          $            0.35
                                                                ================          =================

At December 31, 2004, stock options representing 770,528 shares are exercisable at price of $0.35 per share and grant dates ranging from November 1998 to January 2000.

Plan 2001

In September 2001, the Company adopted the Head N.V. Executive Stock Option Plan 2001 ("Plan 2001"). The Plan 2001 provides for grants of stock options to officers and employees of the Company and its subsidiaries. On September 28, 2001, a total of 3,982,068 options were granted under the terms of the Plan 2001. In accordance with SFAS No. 123, the Company records stock-based compensation expense on the grant-date fair values of the stock options computed using the Black-Scholes option pricing model. As of December 31, 2001, the weighted-average fair value of the grant was $0.77, which was estimated using the following assumptions: no dividends, expected volatility of 28%, expected term of 5.6 years, and risk-free interest rate of 3.6%.

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


                                                                        Exercise Price Greater Than
                                                                        Grant Date Stock Fair Value
                                                                -------------------------------------------
                                                                    Number of              Weighted average
                                                                    of shares               exercise price
                                                                ----------------          -----------------
Balance, December 31, 2000.................................                    0          $              --
Granted....................................................            3,982,068                       4.31
                                                                ----------------          -----------------
Balance, December 31, 2001, 2002, 2003 and 2004............            3,982,068          $            4.31
                                                                ================          =================

As of December 31, 2004, the weighted average remaining contractual life of the outstanding stock options is 6.7 years, and 1,756,482 options are exercisable under the Plan 2001. At December 31, 2004, stock options representing 1,756,482 shares are exercisable at price of $4.31 per share and grant date was September 2001.


Note 25 - Business Rationalization

Throughout 2003 and 2004 the Company performed various restructuring initiatives. These initiatives consisted of the following:

US facility consolidation

In order to increase utilization of the Company's warehouse facilities and to centralize headquarter functions in 2003, the Company recorded restructuring costs of $0.4 million consisting of termination benefits incurred for the movement of our US winter sports organization to our US headquarters, the shutdown of current warehouse facilities and, the closing of the office, and other costs associated with the restructuring program. As of December 31, 2003, these restructuring activities were completed.

Additionally, the Company shut down its US warehouse for diving products. Upon discontinuing use of the facility the Company expensed $0.4 million for excess rent as of December 31, 2003. This restructuring process was finalized in January 2004.


Ireland facility closure

To improve utilization of the Company's production capabilities, in 2003 the Company announced the closing of its tennis ball production facility in Mullingar, Ireland and the transfer of these operations to its existing, under-utilized plant in Phoenix, Arizona. In 2003 the Company recognized costs totaling $7.0 million relating to this program consisting of an impairment of $2.6 million and employee severance costs of $4.4 million.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In March 2004, the Company closed its tennis ball production facility in Mullingar, Ireland and recognized $1.6 million relating to this program mainly consisting of cost for decommissioning and clearance of the plant. In September 2004, the Company sold its property in Mullingar, Ireland for (euro)5.7 million ($6.9 million) with a gain of (euro)4.7 million ($5.7 million).


Estonia facility closure

Starting in 2003, the Company has transferred all of its manufacturing operations in Tallinn, Estonia, which manufacture ski boots and certain diving products, to our plant in Litovel, Czech Republic and expensed $0.6 million and $0.7 million as of December 31, 2003 and 2004, respectively. In October 2004, the Company entered into a lease agreement with respect to the property in Tallinn, Estonia.


The Company has largely completed the restructuring program during 2004 and expect annual cost savings as a result of the program to be realized beginning in 2005 to 2006.

As of December 31, 2004, restructuring costs and accruals for restructuring costs consist of the following:

                                                                  Employee         Excess rent       Other related         Total
                                                                termination                          restructuring     restructuring
                                                                  benefits                              program         charges and
                                                                                                         costs         other related
                                                                                                                       restructuring
                                                                                                                          program
                                                                                                                           costs
                                                                -----------        -----------       --------------    -------------
                                                                                            (in thousands)
Ireland facility closure ...............................           $  --              $  --              $ 1,640            $ 1,640
Estonia closure ........................................              --                 --                  707                707
                                                                   -------            -------            ---                -------
        Total restructuring costs ......................           $  --              $  --              $ 2,347            $ 2,347
                                                                   =======            =======            ===                =======

Accrual for restructuring costs
-------------------------------
Balance as of January 1st, 2004 ........................           $ 4,420            $   380            $  --              $ 4,800
Incurred ...............................................              --                 --                2,347              2,347
Paid ...................................................            (4,502)              (380)            (2,347)            (7,228)
Translation adjustment .................................                82               --                 --                   82
                                                                   -------            -------            ---                -------
Balance as of December 31th, 2004 ......................           $  --              $  --              $  --                   --
                                                                   =======            =======            ===                =======


Note 26 - Long-Term Contracts

In July 2004, Head signed a new long-term supplier contract for tennis, squash and racquetball racquets effective April 1, 2005 to renew business relations with an existing supplier. The agreement will automatically extend after the agreed expiration date, December 31, 2009, if neither of the two parties cancel. This agreement contains a lease that will be accounted for in accordance with EITF 01-08.

In October 2004, the Company entered into a lease agreement, effective January 1, 2005, with respect to the property in Tallinn, Estonia. The lessee has a purchase option to be executed within two years with paid usufruct fees to be credited against the purchase price.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In November 2004, Head received a prepayment of $5.7 million pertaining to a licensing agreement commencing on April 1, 2005 through December 31, 2009. The Company reflected the short-term portion of this prepayment as accounts payable and the long-term portion as other long-term liabilities on the consolidated balance sheets. The balance represents the minimum license fee for 5 years discounted by an annual interest rate of 1.5%.

                                    HEAD N.V:

                 Schedule II - Valuation and Qualifying Accounts



                                    Balance at                                                Balance at
                                    beginning                    Deductions    Translation      end of
                                    of period      Additions        (1)          effects        period
-----------------------------------------------------------------------------------------------------------
                                                                   (in millions)
Description:
Year ended
December 31, 2004:
Provision for doubtful
receivables                        $       15.8  $        5.1   $        3.3    $    (1.0)   $    16.6

Provision for inventories                  16.2           5.7            6.4          2.5         18.0
Allowances for deferred
taxes                                      23.4           2.2            6.8          0.5         19.2

Year ended
December 31, 2003:
Provision for doubtful
receivables                        $       11.8  $        6.4   $        3.8  $       1.4    $    15.8

Provision for inventories                  15.1           4.5            5.4          2.0         16.2
Allowances for deferred
taxes                                      11.6           9.5            2.2         23.4

Year ended
December 31, 2002:
Provision for doubtful
receivables                        $       10.8  $        3.4   $        3.3  $       0.9    $    11.8

Provision for inventories                  14.0           4.7            5.2          1.6         15.1
Allowances for deferred
taxes                                      13.0           1.1            3.2          0.9         11.6

(1) Represents amounts used for the purposes for which the accounts were created and reversal of amounts no longer required


                                  EXHIBIT INDEX




Description                                                         Sequentially
                                                                        numbered
                                                                            page

1.1  Memorandum and Articles of Association of the Company
     (previously filed with Form F-1 on September 27, 2000)......

2.1 Indenture between HTM Sport- und Freitzeigerate AG, Head N.V., Head Holding Unternehmensbeteiligung GmbH, Head Sport AG, Head International GmbH, HTM Sport S.p.A., Head USA Inc., Penn Racquet Sports Inc., Head/Tyrolia Sports Canada Inc., The Bank of New York, As Trustee, Registrar, Transfer Agent And Principal Paying Agent and The Bank of New York (Luxembourg) S.A., As Paying Agent And Transfer Agent dated
     January 29, 2004............................................

4.1  Loan Agreement between Head USA, Inc., Mares America
     Corporation, Penn Racquet Sport, Inc. and Fleet Capital
     Corporation as Agent dated April 5, 2000 (previously filed with Form F-1 on September 27,2000).........................

6.   A statement explaining in reasonable detail how earnings per share information were calculated (included in Note 2 to the
     Financial Statements).......................................

8.   A list of the Company's significant subsidiaries, indicating their country of incorporation and the names under which
     they do business............................................

12.1 Certification of the CEO pursuant to Section 302 of the
     Sarbanes-Oxley Act of 2002..................................

12.2 Certification of the CFO pursuant to Section 302 of the
     Sarbanes-Oxley Act of 2002..................................

13.  Certification of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002..............................

                                                                    EXHIBIT 12.1
                                                                    ------------


                                 CERTIFICATIONS



I, Johan Eliasch, certify that:

1.   I have reviewed this annual report on Form 20-F of Head N.V.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a - 15(e) and 15d -15(e)) for the company and have:

     (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     (b) evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     (c) disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

     (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.





Date: April 14, 2005

                                      By: /s/ Johan Eliasch
                                          -------------------------------
                                      Johan Eliasch
                                      Chairman of the Management Board and
                                      Chief Executive Officer

                                                                    EXHIBIT 12.2
                                                                    ------------



I, Ralf Bernhart, certify that:

1.   I have reviewed this annual report on Form 20-F of Head N.V.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a - 15(e) and 15d - 15(e)) for the company and have:

     (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     (b) the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     (c) disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

     (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.







Date: April 14, 2005

                                        By:  /s/ Ralf Bernhart
                                            ------------------------------
                                        Ralf Bernhart
                                        Member of the Management Board and
                                        Chief Financial Officer

                                                                      EXHIBIT 13
                                                                      ----------

                            CERTIFICATION PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
                            (18 U.S.C. SECTION 1350)

       In connection with the Annual Report on Form 20-F of Head N.V. (the "Company") for the period ended December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned certify that to the best of our knowledge:

     1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.




Date:    April 14, 2005          By: /s/ Johan Eliasch
                                     ---------------------------------
                                          Johan Eliasch
                                          Chief Executive Officer,
                                          Chairman of the Management Board

Date:    April 14, 2005          By:  /s/ Ralf Bernhart
                                     ---------------------------------
                                          Ralf Bernhart
                                          Chief Financial Officer,
                                          Member of the Management Board