Form 20-F
period 2005-12-31
HEAD NV
filed 2006-04-12
CIK 1123455

As filed with the Securities and Exchange Commission on April 12, 2006
--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)

[_]         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                       OR

 X         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
---                           EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2005

                                       OR

[_]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                                       OR

[_]            SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

           Date of event requiring this shell company report__________

          For the transition period from _________ to ________________

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

              Securities registered or to be registered pursuant to
                        Section 12(g) of the Act : None


        Securities for which there is a reporting obligation pursuant to
                        Section 15(d) of the Act : None


         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

            36,219,902 Ordinary Shares Nominal Value (euro)0.20 each

         Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                                      Yes   X   No
                                  ---      ---
         If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                                      Yes   X   No
                                  ---      ---

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                   X  Yes      No
                                  ---      ---

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):


        Large accelerated filer     Accelerated filer X  Non-accelerated filer
                                ---                  ---

         Indicate by check mark which financial statement item the registrant has elected to follow.

                                   Item 17   X  Item 18
                              ---           ---

         If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                                      Yes   X   No
                                  ---      ---

                                TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS.............................1
   ITEM 1:     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS..........2
   ITEM 2:     OFFER STATISTICS AND EXPECTED TIMETABLE........................2
   ITEM 3:     KEY INFORMATION................................................2
     3.A.     Selected Financial Data.........................................2
     3.B.     Capitalization and Indebtedness.................................4
     3.C.     Reasons for the Offer and Use of Proceeds.......................4
     3.D.     Risk Factors....................................................4
   ITEM 4:     INFORMATION ON THE COMPANY.....................................7
     4.A.     History and Development of the Company..........................7
     4.B.     Business Overview...............................................8
     4.C.     Organizational Structure.......................................25
     4.D.     Property, Plant and Equipment..................................25
   ITEM 5:     OPERATING AND FINANCIAL REVIEW AND PROSPECTS..................26
     5.A.     Operating Results..............................................26
     5.B.     Liquidity and Capital Resources................................37
     5.C.     Research and Development, Patents and Licenses.................38
     5.D.     Trend Information..............................................38
     5.E.     Off-Balance Sheet Arrangements.................................39
     5.F.     Disclosures of Contractual Obligations.........................39
   ITEM 6:     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES....................40
     6.A.     Directors and Senior Management................................40
     6.B.     Compensation...................................................42
     6.C.     Board Practices................................................44
     6.D.     Employees......................................................44
     6.E.     Share Ownership................................................45
   ITEM 7:     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.............47
     7.A.     Major Shareholders.............................................47
     7.B.     Related Party Transactions.....................................47
     7.C.     Interest of Experts and Counsel................................47
   ITEM 8:     FINANCIAL INFORMATION.........................................47
     8.A.     Consolidated Statements and Other Financial Information........47
     8.B.     Significant Changes............................................48
   ITEM 9:     THE OFFER AND LISTING.........................................48
     9.A.     Offer and Listing Details......................................48
     9.B.     Plan of Distribution...........................................48
     9.C.     Markets........................................................49
     9.D.     Selling Shareholders...........................................49
     9.E.     Dilution.......................................................49
     9.F.     Expenses of the Issue..........................................49
   ITEM 10:       ADDITIONAL INFORMATION.....................................49
     10.A.    Share Capital..................................................49
     10.B.    Articles of Association........................................50
     10.C.    Material Contracts.............................................53
     10.D.    Exchange Controls..............................................54
     10.E.    Taxation.......................................................54
     10.F.    Dividends and Paying Agents....................................61
     10.G.    Statement by Experts...........................................61
     10.H.    Documents on Display...........................................61
     10.I.    Subsidiary Information.........................................61
   ITEM 11:       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
                  MARKET RISK................................................61
   ITEM 12:       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.....62
   ITEM 13:       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES............62
   ITEM 14:       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
                  HOLDERS AND USE OF  PROCEEDS...............................62
   ITEM 15:       CONTROLS AND PROCEDURES....................................63
   ITEM 16:       [RESERVED].................................................63
     16.A.    Audit Committee Financial Expert...............................63
     16.B.    Code of Ethics.................................................63

     16.C.    Principal Accountant Fees and Services.........................63
     16.D.    Exemption from the Listing Standards for Audit Committee.......64
     16.E.    Purchase of Equity Securities by the Issuer and
              Affiliated Purchasers..........................................64
   ITEM 17:       FINANCIAL STATEMENTS.......................................64
   ITEM 18:       FINANCIAL STATEMENTS.......................................64
   ITEM 19:       EXHIBITS...................................................64

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This report contains forward-looking statements that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. The words "anticipates", "believes", "estimates", "expects", "plans", "intends" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements are subject to various risks, uncertainties and contingencies which could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements. These risks, uncertainties and contingencies include, but are not limited to, the factors set out in "Item 3 -- Risk Factors" ("cautionary statements").

     Actual results and events could differ materially from those contemplated by these forward-looking statements as a result of factors such as those described by the cautionary statements. In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this report will in fact occur. You are cautioned not to place undue reliance on these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements.



                                    * * * * *



     In this annual report, references to the "Company", "we", "us" or "our" are to Head N.V. and its subsidiaries, references to "Head Holding" are to our intermediate holding company subsidiary, Head Holding Unternehmensbeteiligung GmbH and its predecessor company, and references to "HTM" are to our primary operating subsidiary HTM Sport-und Freizeitgerate AG.

     "Head", "Head Titanium Tennis", "Head Intelligence", "Head Intellifiber", "Head Chipsystem", "Thang", "Flexpoint", "Tyrolia", "Free Flex", "Rail Flex", "Powerframe", "Protector", "Penn", "Mares", "Dacor", "San Marco", "Cyber", "Munari", "Contour Tech", "Nemo" and "Sporasub" are our trademarks. All other trademarks, service marks or brand names appearing in this annual report are the property of their respective holders.

ITEM 1:  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable.

ITEM 2:  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3:  KEY INFORMATION

3.A.Selected Financial Data

         The following table provides our selected consolidated financial data for the periods indicated. The historical financial data for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 have been derived from our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and have been audited by PricewaterhouseCoopers, our independent auditors. Historical results are not necessarily indicative of the results that may be expected for any future period.

         The selected financial data should be read in conjunction with our historical consolidated financial statements, the notes thereto and "Item 5-- Operating and Financial Review and Prospects" included elsewhere in this annual report.

                                                                       Year Ended December 31,
                                                      2001        2002              2003         2004            2005
                                                   ---------- -------------------------------------------------------
                                                      (in thousands, except per share data)
Statement of Operations Data:
Product revenues ..................................$ 384,010  $ 379,089     $   421,507      $ 466,701    $  444,303
Licensing revenues ................................    8,011      8,398           9,701         11,059        12,219
                                                    ---------  ---------     -----------      ---------    ----------
Total revenues ....................................  392,021    387,487         431,208        477,759       456,522
Other revenues ....................................    1,088      1,246           1,394          1,326         1,446
Sales deductions ..................................   (8,318)    (8,783)        (10,272)       (12,071)      (11,086)
                                                    ---------  ---------     -----------      ---------    ----------
Total net revenues ................................  384,791    379,950         422,330        467,014       446,882
Cost of sales .....................................  233,971    233,402         266,023        294,360       272,532
                                                    ---------  ---------     -----------      ---------    ----------
Gross profit ......................................  150,820    146,548         156,307        172,654       174,351
Selling and marketing expense .....................   94,864     95,082         108,193        118,511       116,529
General and administrative expense ................   34,843     32,524          38,847         41,883        38,602
Non-cash compensation expense .....................    2,025      1,632             654            555           863
Gain on sale of property (1) ......................     (871)      (443)             --         (5,650)       (7,246)
Restructuring charge (2) ..........................      838         --           8,368          2,347         6,173
                                                    ---------  ---------     -----------      ---------    ----------
Operating income ..................................   19,121     17,753             245         15,008        19,431
Interest expense ..................................  (11,275)   (11,677)        (13,999)       (25,699)      (16,081)
Interest income ...................................      892        940           1,050          2,121         2,685
Foreign exchange gain (loss) ......................    5,828     (7,387)         (1,103)          (606)        2,763
Other income (expense), net .......................        7        387             (18)           (97)          125
                                                    ---------  ---------     -----------      ---------    ----------

Income (loss) from continuing operations
     before income taxes and extraordinary items...   14,573         15         (13,825)        (9,274)        8,923
Income tax benefit (expense) (3) ..................
     Current ......................................   (2,169)    (2,410)         (2,278)        (2,504)       (1,873)
     Deferred .....................................   (1,863)      (220)          1,446        (25,156)          944
                                                    ---------  ---------     -----------      ---------    ----------
                                                      (4,032)    (2,630)           (832)       (27,661)         (929)
Share of loss from equity investment, net of tax..    (1,117)        --              --             --            --
                                                    ---------  ---------     -----------      ---------    ----------
Net income (loss) .................................$   9,424     (2,615)        (14,657)       (36,935)        7,994
                                                    =========  =========     ===========      =========    ==========
Earnings per share - basic (4)
     Net income (loss) ............................$    0.25  $   (0.07)    $     (0.40)     $   (1.02)   $     0.22
Earnings per share - diluted (4)
     Net income (loss) ............................$    0.24  $   (0.07)    $     (0.40)     $   (1.02)   $     0.21
Weighted average shares outstanding (4)
     basic ........................................   38,083     37,356          36,285         36,198        36,220
     diluted ......................................   39,816     37,356          36,285         36,198        37,467

Other Financial Data:
Cash provided by operating activities .............$  35,921  $  23,279     $    17,342      $   7,789    $   39,983
Cash used in investing activities .................$ (19,913) $ (18,804)    $   (16,554)     $ (28,762)   $  (13,255)
Cash provided by (used in) financing activities....$     393  $       2     $    (2,007)     $  36,437    $  (21,092)



                                                    2001         2002        2003       2004          2005
                                                  -------      --------     --------   --------    ---------
                                                               (in thousands, except dividend)
Balance Sheet Data:
Cash (5).........................................$   22,128     $  37,598   $  44,154   $  66,019   $   58,348
Total assets.....................................$  416,519     $ 473,853   $ 537,586   $ 587,520   $  511,954
Total debt ......................................$  122,966     $ 154,893   $ 184,833   $ 242,708   $  190,428
Capital Stock....................................$    7,067     $   7,067   $   7,067   $   7,067   $    7,067
Number of shares issued..........................    39,821        39,821      39,821      39,821       39,821
Dividend paid....................................$     0.28     $    0.13   $      --   $      --   $       --
Dividend paid....................................(euro)0.25   (euro) 0.14  (euro)  --   (euro) --  (euro)   --
Total shareholders' equity.......................$  212,539     $ 229,824   $ 241,716   $ 216,942   $  204,506
--------------------------------------------------------------------------------------------------------------

(1) In 2001 and 2002, gain on sale of property included gains on the sale of a building in Italy. In 2004 we recorded a gain from the sale of our premises in Ireland. In 2005, the gain on the sale of property resulted from the sale of our property in Estonia.
(2) Restructuring charge included employee terminations in 2001. In 2003 restructuring included employee terminations of $5.2 million, impairment of fixed assets of $2.6 million, excess rent of $0.4 million and other related restructuring program costs of $0.2 million. In 2004 restructuring charge included costs for facility closures in Ireland of $1.6 million and Estonia of $0.7 million. Restructuring charge in 2005 consisted of $3.9 million in which $1.0 million related to severance payments for employee terminations, $1.8 million related to impairment of fixed assets and $1.1 million related to production inefficiency, as a result of the outsourcing of 90% of the tennis racquet production from Kennelbach and Budweis to China, $0.7 million employee severance cost resulting from the restructuring of the ski bindings production and $1.6 million personnel costs in connection with the restructuring program in Italy.
(3) The increase in income tax expense in 2004 was mainly due to a reduction in the Austrian tax rate which led to a decrease in deferred tax assets resulting from tax losses carried forward of $24.9 million.
(4) Earnings per share and weighted average shares outstanding on a diluted basis give effect to all outstanding options calculated under the treasury stock method. For the years ended December 31, 2002, 2003 and 2004, the number of options that were outstanding but not included in the computation of diluted net loss per share because their effect would have been anti-dilutive was 1,789,490 options, 1,347,773 options, and 1,278,201 options, respectively.
(5) Cash includes cash and cash equivalents, and in 2003, 2004 and 2005 included restricted cash of $2.8 million, $6.4 million and $4.7 million, respectively.

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

         Unless otherwise indicated, U.S. dollar amounts have been translated from euro amounts to U.S. dollars based on the European Central Bank rates. On December 31, 2005, the rate was (euro) 0.847673 = $1. Our inclusion of such translations is not meant to suggest that the euro amounts actually represent such U.S. dollar amounts or that such amounts could have been converted into U.S. dollars at such rate or any other rate. For a discussion of the impact of the exchange rate fluctuations on our financial condition and results of operations, see "Item 3.D -- Risk Factors", "Item 5 -- Operating and Financial Review and Prospects" and "Item 11 -- Quantitative and Qualitative Disclosures about Market Risk". We did not use the rates listed below in the preparation of our financial statements. On April 10, 2006, the rate was (euro) 0.8265 = $1.

         The table below shows information concerning the European Central Bank rates for euro for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 expressed in euro per one U.S. dollar.


                                              Year ended December 31,
                           -----------------------------------------------------
                              2001        2002      2003      2004      2005
                           ---------   ---------  --------  --------  ----------

High....................... 1.19275     1.16577   0.96367   0.84731   0.85712
Low........................ 1.04767     0.95356   0.79177   0.73351   0.74036
Average (1)................ 1.11594     1.06703   0.88973   0.80486   0.79961
End of period.............. 1.13469     0.95356   0.79177   0.73416   0.84767


(1) The average of the European Central Bank rates for euro on the last business day of each month during the applicable period.


         The table below sets forth the period end, high and low exchange rates, expressed in euro per one U.S. dollar, for six prior months.


                                         --------------------------------
                                           Period
Months                                      end         High       Low
                                         ---------   ---------  ---------

October 2005............................. 0.83174     0.83801    0.82345
November 2005............................ 0.84969     0.85712    0.83050
December 2005............................ 0.84767     0.85492    0.83195
January 2006 ............................ 0.82522     0.84559    0.81341
February 2006 ........................... 0.84211     0.84374    0.82699
March 2006............................... 0.82617     0.83942    0.82068

3.B.Capitalization and Indebtedness

       Not applicable.

3.C.Reasons for the Offer and Use of Proceeds

       Not applicable.

3.D.Risk Factors

The sporting goods industry is highly competitive and our success depends upon our ability to respond quickly to changes in consumer preferences.

         The sporting goods industry is highly competitive and includes many regional, national and international companies, some of which have achieved substantial market share. We compete primarily on the basis of product features, brand recognition, quality and price, and the failure to remain competitive could adversely affect our results of operations and financial condition. Some of these competitors offer types of sports products that we do not sell and some of our competitors are larger and have substantially greater financial and other resources than us.

         Our success also depends partly on our ability to anticipate and respond quickly to changing merchandise trends, consumer taste and consumer preferences. Any failure to so respond could adversely affect consumer acceptance of our brand names and product lines and could harm our business.

Changes in the tastes of the sporting public affect the demand for our products, and in recent years, we have observed a declining interest in skiing and tennis.

         In recent years we have observed declining demand overall in the global ski and tennis markets. An estimated 6.5 million pairs of skis were sold per year worldwide in the late 1980's, whereas approximately 4.1 million pairs were sold in 2005. New trends like the park and pipe skis could stabilize demand, and snowboard sales have developed from approximately 0.8 million boards sold in 1995 to a peak of approximately 1.6 million in 2000, and approximately 1.3 million sold in 2005. The general decline in demand in the tennis market has been observed since the period of peak demand in the early 1990's. We believe this decline is due to competing leisure activities, including computer games and the Internet. We and the sporting goods industry in general are dependent on the tastes of the sporting public and its priorities in spending on leisure activities. A further decrease in interest in skiing and tennis would cause a decline in the size of the markets from which we derive most of our sales and could thus cause a decline in our revenues.

Our failure to introduce innovative products to the market could adversely affect our sales and margins.

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

Economic and other factors beyond our control have caused and could continue to cause a decline in demand for our products.

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

We may not successfully realize the savings of our cost reduction program.

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

Shifts in currency exchange rates may adversely affect our results of operations.

         We operate in a multi-currency environment in which a portion of our revenues and expenses are denominated in currencies other than the euro. We are, as a result, subject to currency translation risk and, to a lesser extent, currency transaction risk. Currency translation risk arises because we measure and record the financial condition and results of operations of each of our subsidiaries in their functional currency and then translate these amounts into our reporting currency, the U.S. dollar. We incur transaction risk when one of our subsidiaries enters into a transaction using a currency other than its functional currency, although we reduce this risk by seeking, when possible, to match our revenues and costs in each currency. Accordingly, shifts in currency exchange rates, particularly between the euro and the U.S. dollar, may adversely affect our results of operations.

We are dependent in part on the performance of third-party suppliers, which may cause delays in filling orders, affect the quality of some products or affect the image of our trademarks.

         Approximately 50% of our cost of sales in 2005 consisted of fees paid to third-party manufacturers located in Europe, such as in Austria (snowboards), Estonia, Italy and Bulgaria (diving products), and in Asia, such as in China (accessories and snowboards, bindings, boots, helmets, body protection) and Thailand (diving products). In 2005, we outsourced the remaining part of our tennis racquet production and now rely on several contract manufacturers located in China. Furthermore, a substantial number of our third party licensees, who produce apparel and other products under the Head brand, outsource their manufacturing to third parties.

         As a result of this outsourcing, we, as well as our third party licensees, are dependent in part on the performance of third-party suppliers in order to deliver quality products in a timely manner. We and our licensees are also increasingly subject to risks relating to the local economic and political conditions in the countries to which we outsource our manufacturing operations. Although these factors have not had an adverse impact on our operations to date, we cannot assure you that these factors will not affect quality control, orders and shipments, or the image of our trademark in the case of licensees. In addition, our ability to fulfill orders and our cost of sales may be adversely affected in the event we are required to shift the manufacturing of some of our products from one geographical location, or from one contract manufacturer, to another.

We are indirectly controlled by one shareholder whose interests may conflict with yours.

         Head Sports Holdings N.V, controlled 18,987,344 shares, or approximately 47.7% of our issued shares, as of March 31, 2006. Head Sports Holdings N.V., a Netherlands Antilles corporation, is controlled by Johan Eliasch and his family members. Head Sports Holdings N.V. has the power to approve the nominations of our executive officers, approve the proposed actions of the Supervisory and Management Boards, change our core business, cause us to engage in transactions with affiliated companies, cause or restrict the sale of our assets, control our dividend policy and make other fundamental corporate decisions.

         The business of Head N.V. is carried out primarily by a Management Board, which appoints our executive officers, and is overseen by a Supervisory Board. Under Head N.V.'s articles of association, a Dutch foundation called the Stichting Head Option Plan has the power to nominate all members of the Management Board, appoint one-third of the Supervisory Board and nominate the remaining members of the Supervisory Board. The Board of the Stichting is controlled by Head Sports Holdings N.V., the entity controlled by Johan Eliasch and his family members, jointly with Johan Eliasch.

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

We are dependent on patents and trademarks and inadequate protection of patents and trademarks or patent or trademark litigation would adversely affect our business.

         We rely on a combination of patents, trademarks, trade secrets and confidentiality agreements to protect our proprietary technology, rights and know-how. We hold several hundred patents and trademarks, several of which are filed in multiple jurisdictions, including Europe, the United States and Japan. Our major trademarks are registered in our key markets and numerous other countries. We believe our patents and trademarks to be among our most valuable marketing assets and generally seek protection for them, particularly the names Head, Tyrolia, Penn and Mares in countries where significant existing or potential markets for our products exist. We believe we have taken adequate measures to protect our proprietary information, trade names and trademarks in all our major markets, although not all our trade names and trademarks are proprietary to us for all of our products in all our markets. For example, we do not own the trademark "Liquidmetal" but rather license the name pursuant to an agreement we have with Liquidmetal Technologies, Inc. This agreement had an initial term of four years commencing January 1, 2003, and the parties agreed to extend the agreement under similar terms to December 31, 2008.

         We cannot assure you that the measures we (or our licensors from whom we license patents and trademarks) take to protect our intellectual property will afford us adequate protection against patent and trademark infringements, that pending patent and trademark applications will eventually be issued or that the claims allowed for any of our existing or future patents and trademarks will provide competitive advantages for our products or will not be successfully challenged or circumvented by competitors. In addition, we cannot assure you that we will be able to continue to license names for which we do not currently hold trademarks, such as "Liquidmetal", under the same terms as our existing license agreements or at all.

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

Environmental regulations by European Union, national and local regulatory bodies could adversely affect our business.

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

         We believe that the overall impact of complying with regulations and legislation protecting the environment will not have a material adverse effect on our future financial position or operating results. We cannot assure you, however, that this will be the case. Capital expenditures and expenses in 2005 attributable to compliance with environmental laws were not material.

We have product liability exposure resulting from the use of our products.

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

Changes in Austrian tax law may affect our net income dramatically.

         As of December 31, 2005, we recognized $74.3 million of deferred tax assets on Austrian tax losses carried forward. We believe it is more likely than not that these deferred tax assets will be realized. Austria allows an unlimited carryover of net operating losses. However, a change in Austrian tax law lowering the applicable tax rate could occur, as it did in 2004, requiring us to write down a portion of our deferred tax assets. Such a writedown would cause a tax expense and negatively affect our net income.

We may be affected by raw material and energy price increases.

         Our production is dependent on the timely availability of certain raw materials whose prices are driven by the oil and steel price development on the world market. Such raw materials are used in manufacturing, among other items, plastic components for bindings, skiboots and fins, carbon-fibers for racquets and metal parts for binding components and ski edges. Changing raw material prices historically have had a material impact on our earnings and cash flows, and are likely to continue to have a significant impact on earnings and cash flows in future periods.

In the event we decide to de-list our shares from the New York Stock Exchange, it will no longer be possible to trade our shares on a national market in the United States, and our share price may decrease. If possible, we may also deregister our shares from the U.S. Securities and Exchange Commission.

         At our last Annual General Meeting in May, 2005, our shareholders authorized the Management Board to apply for a de-listing from the New York Stock Exchange and to terminate the "Common Share Agreement" between The Bank of New York and us. The de-listing, if carried out, would mean that it is no longer possible to trade our shares on a national market in the United States. Our share price may decrease as a result. In addition, a de-lisiting from the New York Stock Exchange may be followed by the de-registration of our shares from the U.S. Securities and Exchange Commission, if possible under applicable regulations.



ITEM 4:  INFORMATION ON THE COMPANY

4.A.History and Development of the Company

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

         With a broad product offering marketed mainly to middle to high price points, we supply sporting equipment and accessories to all major distribution channels in the skiing, tennis and diving markets, including pro shops, specialty sporting goods stores and mass merchants. Our products are sold through over 30,000 customers in over 85 countries and target sports enthusiasts of varying levels of ability and interest ranging from the novice to the professional athlete. Our strongest presence has traditionally been in Europe, and we have been successful in building market share in the United States, the next largest market for our products after Europe.

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

         Over the last 56 years, we have become one of the world's most widely recognized developers and manufacturers of innovative, high-quality and technologically advanced sporting equipment. Our focus continues to be on our core products of skiing, tennis and diving equipment. In order to expand market share and maximize profitability, we have increased our emphasis on marketing and new product development, leveraging further our brands, global distribution network and traditional strength in manufacturing. We have added complementary product lines and premier brands through acquisitions, including diving products company Dacor in 1998 for $2.3 million and the tennis ball manufacturer Penn for $40.6 million in 1999. In October 1999, we acquired the Blax and Generics snowboard business for $0.7 million, and we now market their products under the Head brand.

         Principal capital investments and divestitures. In 2003, we purchased a manufacturing facilitiy in Litovel, Czech Republic, for $2.6 million, to which we transferred our ski boot production from Tallinn, Estonia. In 2004, we closed our tennis ball production in Mullingar, Ireland, and sold our property there for (euro)5.7 million ($6.9 million). In 2005, our property in Tallinn, Estonia, was sold for $9.5 million and we realized a gain of $7.2 million. In 2005, we signed an agreement for the establishment of a company in the British Virgin Islands to found a Chinese company which will manufacture tennis balls for sale exclusively to us. We and our partner in this enterprise have a 70% and 30% interest in the newly formed venture, respectively. We expect that the total amount to be invested by our partner and us will be approximately $12.0 million, of which we had invested $0.8 million as of December 31, 2005.

         For a description of capital expenditures incurred in connection with the replacement and/or improvement of our manufacturing equipment, see "Item 5.B -- Liquidity and Capital Resources".

         Corporate information. Head N.V. was incorporated as a holding company under the laws of The Netherlands on August 24, 1998 as a public company with limited liability (naamloze vennootschap) or an N.V. Our corporate seat is in Rotterdam, The Netherlands. We are registered under number 24286737 at the Commercial Register in Rotterdam, The Netherlands. Our executive offices are located at Rokin 55, 1012 KK Amsterdam, The Netherlands. Our telephone number is +31-20-625-1291. Our website address is www.head.com. Our agent in the United States is CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, NY 10011.


4.B.Business Overview

         Statements in this report regarding market size and trends, as well as our own competitive position, consist of estimates based on (i) industry reports concerning market share and market position, (ii) industry data for our various lines of business compiled by industry analysts for our major markets, (iii) our knowledge of our sales and markets, and (iv) claims by other sporting goods products manufacturers. These sources of information are not always consistent with each other, either in method or conclusions, and no source is recognized as authoritative. As a result, the statements included in this report regarding market size and trends and our competitive position are not necessarily definitive or recognized by the entire market.


Industry Overview

Winter Sports Market

         We define the winter sports market as the market for alpine skis, ski boots and bindings, and snowboard equipment. We estimate that there are approximately 50 million skiers and 8 million snowboarders active worldwide and that the market for winter sports equipment in 2005 was approximately $1.5 billion at the wholesale level, consisting of $530 million of skis, $200 million of bindings, $360 million of boots and $410 million of snowboard equipment. The ski market is split predominantly among Europe, the United States and Japan, with Europe constituting approximately 64% of the world market in 2005, the United States and Canada approximately 23% and Japan approximately 10%. The snowboard market is led by North America, followed by Europe and then Japan.

         Ski sales have traditionally been the primary component of the winter sports market, with ski sales patterns having a relational effect on the sales of bindings, ski boots and other ski accessories. The market for skis, however, has undergone a transformation in the past 15 years by declining from an estimated 6.5 million pairs sold per year worldwide in the late 1980's to approximately 4.1 million pairs sold in 2005. The reduction in ski sales resulted primarily from a shift in consumer preference from skiing to snowboarding in the early 1990's, an absence of significant product innovation prior to the introduction of the carving ski and the severe decline in the Japanese market, caused by the economic difficulties experienced in Japan in recent years. In the last ten years, the snowboard market developed into a new form of winter sport, and the market has increased from 800,000 boards sold in 1995 to a peak of 1.6 million in 2000. In 2005, 1.3 million boards were sold.

         The bindings market declined from approximately 5.9 million pairs sold per year in the early 1990's to approximately 3.9 million pairs in 2005. The ski boot market increased from 3.6 million pairs sold in 2003 to 3.9 million pairs in 2005.

         The ski and snowboard industries have faced pricing pressures as a consequence of the market decline and, to a lesser extent, as a result of the increasing concentration of sales to sporting goods specialty chains, resulting in consolidation within the industry as weaker brands are acquired or go out of business. The ability of a manufacturer to offer packages of skis, bindings and boots has become more important.

         Carving skis have proved popular with skiers. Carving is designed to capture the feel of snowboarding with greater control and allows for turns to be executed at high speed making skiing a more effortless and easier experience for skiers of all abilities. Based on our market knowledge and experience we expect that these features will make skiing more fashionable for all groups, that carving will continue to dominate the category at the expense of traditional skis and that some snowboarders will shift to carving skis. Industry observers also believe that growth in carving skis has helped to stabilize the overall ski market, thereby partially offsetting the declining industry trend. New trends like the park&pipe skis, skiercross skis and fat offpiste (freeride) skis show the vitality of the sport. Products targeted specifically at women are becoming a strong factor in sporting goods in general and in winter sports products in particular.

Racquet Sports Market

         We define the racquet sports market as the market for tennis, squash and racquetball racquets and tennis balls and racquetball balls. We estimate that the market for tennis racquets in 2005 was approximately 10 million units, with a value of approximately $380 million at the wholesale level. We believe the markets increased by approximately 6% in local currencies in revenue in 2005 compared to 2004. The market is divided predominantly among the United States, Europe and Japan. The United States and Europe each represents approximately 30% and Japan approximately 10% of the 2005 world market.

         Measured in unit volume, the worldwide tennis racquet market has declined from its peak in the early 1990's, as a result of various factors, including reduced interest in the sport, particularly from younger people. The decline in interest is believed to be due to competing leisure activities, such as alternative sports, computer games and the Internet.

         We estimate worldwide sales of tennis balls at approximately $230 million at wholesale in 2005, with approximately 20.8 million dozen tennis balls sold. The United States and Europe each represented more than 30% of the 2005 world market. In 2005, the global market for tennis balls was generally perceived to have declined by approximately 3% in revenue measured in constant currencies compared to 2004. While the U.S. tennis ball market was stable in revenue terms, the European market decreased by approximately 4% in value in 2005, and the Japanese market decreased by approximately 6% in value in 2005.

Diving Market

         We define the diving market as the market for diving equipment, wetsuits, dry suits and diving accessories. We estimate the market at the end of 2005 to have been approximately $580 million. We believe that the overall diving market was generally declining, with the important Western European and Japanese markets showing, according to some estimates, a downturn in demand in 2005 of up to 10% and 14%, respectively compared to 2004. This overall decline was, we believe, principally due to the decrease in international travel to diving destinations and, to a lesser extent, the general worldwide economic slowdown. Only certain markets in areas such as South East Asia and Eastern Europe showed some general improvement in 2005. We believe that the diving market may recover in the event there is a decline in customers' concern about the threat of terrorism. The popularity of diving is increasing as reflected by increased sales of diving equipment in many emerging economies like Russia, Poland, Croatia, Serbia, Ukraine, Thailand and South Africa with significant increases in sales especially diving centers. The diving equipment market can be divided into a lower segment sold through chain stores with lower average prices and an upper segment sold through specialty stores and diving centers. The lower segment of the market consists primarily of equipment for snorkelling while the upper segment of the market consists of equipment for scuba diving.

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

         o Skis. In 2005, we believe, based on our market knowledge and experience, that Head skis were the number two selling skis in Europe, the largest market for ski equipment in the world based on units sold. We believe we held the number three position globally with 14% of the world market based on units sold.

         o Bindings. Tyrolia bindings also have long been a market leader, and we believe, based on our market knowledge and experience, that Tyrolia was the top selling brand of ski bindings worldwide in 2005 in terms of numbers of units sold. In the 2005 season, we also believe we were the largest manufacturer of ski bindings worldwide in terms of numbers of units produced (including ski bindings manufactured for others).

         o Ski boots. In 2005, we believe based on our market knowledge that Head ski boots was the number three selling brand in quantity worldwide with a market share of approximately 16%. Our market position reflects a positive trend in volume and average price since the introduction of the Head brand for ski boots in the 1998/1999 season.

         o Racquets. In tennis, we believe Head maintained the number one market position in Europe and the number two position globally in retail sales in 2005.

         o Ball Penn. is the world's leading manufacturer of tennis and racquetball balls by volume sold. In 2005, we estimate that Penn sold half the tennis balls purchased in the United States and held more than 30% of the tennis ball market worldwide in volume. In 2005, we estimate we held more than 65% of the racquetball ball market in the United States, which we believe accounted for 90% of the worldwide market.

         o Diving. Mares is one of the largest producers and marketers of diving equipment in the world. We also own Dacor Corporation, a U.S.-based seller of a selected range of diving equipment. We believe that in 2005 Mares, Dacor and Sporasub together held 13% of the worldwide market in diving equipment.

         We have a strong brand identity. Our principal brands -- Head, Penn, Tyrolia and Mares -- are among the most widely recognized names in their markets. We reinforce the strength of our brands through a program of endorsements with high profile athletes and sponsorship of major tournaments and other events.

         o Winter Sports. The accomplished young ski racer Johann Grugger from Austria endorses Head skis, as well as the star Maria Riesch from Germany and Marco Buchel from Liechtenstein. In Free Style, Evelyne Leu from Switzerland won the gold medal at the 2006 Olympic Games in Turin and the World Cup 2006. In snowboarding, we have received endorsements from the U.S. athlete Steve Fisher, who won the X-games 2004, and his Finnish teammate, Jukka Eratuli, who won the 2002, 2003 and 2005 overall world championship title in the Big Air discipline.

         o Racquet Sports. Andre Agassi endorses our Head tennis racquets and has used our Head Flexpoint racquet in all major events since mid-year 2005. Anastasia Myskina, Svetlana Kuznetsova and Marat Safin won the French Open 2004, the US Open 2004 and the Australian Open 2005 respectively using Liquidmetal racquets. Penn is the official tennis ball of many major tennis tournaments worldwide, including Association of Tennis Professionals (ATP) Tour and Women's Tennis Association (WTA) Tour events and the Tennis Masters Series and Tennis Masters Cup.

         o Diving. We believe most free diving world records, including those set by Francisco "Pipin" Ferreras at 170 meters in 2003 and Gianluca Genoni, have been set using Mares equipment.

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

         o During 2005, we successfully launched Flexpoint as a new breakthrough in sophisticated tennis racquet technology. In addition, racquets such as the FXP Radical are among the best sold racquets among quality retailers around the globe. In 2003, we introduced Head Liquidmetal racquets, which "Fortune" magazine and "Business Week" declared to be one of the 25 best products of the year 2003.

         o In our Head Intelligence skis and snowboards, we have utilized the technology originally developed for our Head Intelligence line of tennis racquets. Head Intelligence skis and snowboards transfer the energy created by contact with surface of the snow through Intellifibers to absorb vibration and adjust the stiffness of the skis and snowboards based upon speed and snow conditions. Major ski magazines and trade journals have rated the skis highly and we gained added visibility when the skis were used at the 2002 Winter Olympics in Salt Lake City, Utah, at the World Championships in St. Moritz 2003 and in World Cup ski races 2004/2005. We have also been a leader in the development of carving skis, and we introduced the first bindings specifically designed for carving skis, which include carving plates and other features designed to improve performance. With our recent introduction of Liquidmetal skis we have another technological highlight that should help to maintain or increase our market share in the high end segment of the ski market. Our approach in the rental market to develop and market innovative rental systems has earned us an important position in this market.

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

         o We believe the breadth of products we offer in our chosen markets makes us more attractive to our direct customers because it allows them to reduce their number of suppliers, as well as to end users because it simplifies their purchase decision.

         We have discontinued manufacturing our high-end tennis racquets in-house. During 2005, we made the strategic decision to outsource the remaining tennis racquet manufacturing volumes to a contract manufacturer in China. With the strongly declining dollar we lacked cost competitiveness with our Euro cost structure. While we continue to design and engineer our products in-house our technically sophisticated products will now be made at a Head exclusive factory in Shenzhen, China. We are now in a position to transfer key manufacturing processes from Austria to China and still benefit from lower labor costs in China. With this structure, we protect the quality and proprietary concepts of our products while enabling competitive pricing of our products in the market place.

Our Strategy

         Our overriding strategy continues to be the development of innovative products across all of the markets within which we operate. Our business strategy is to capitalize on our competitive strengths in order to increase revenues while improving cash flow and profitability through market share expansion, new product introductions and cost reductions.

         Expand Market Share. We continue to focus on expanding our market share, particularly in the United States and Japan, by developing innovative products such as our Head Flexpoint racquets and strong-selling products such as Penn tennis balls.

         o We continue to build and increase market share in most European markets through continued product innovation, new product ranges and brand marketing.

         o We intend to increase our penetration of the U.S. market for tennis racquets and other Head products through continued innovations in racquets and an exclusive endorsement agreement with the US Professional Tennis Association (racquets and balls) and a non-exclusive endorsement agreement with the Professional Tennis Registry (racquets only), the two largest teaching organizations globally. Our goal is to become the leading supplier of tennis products and add significantly to the presence of Head racquets in the United States. We believe the product launch of our Head Flexpoint racquets has supported this objective. In skis, we intend to increase our market share through the endorsement of worldclass freeskiers including J. Olsson and Tim Durtschi as well as through the recently launched Head Liquidmetal ski.

         o We intend to expand sales of our snowboard equipment by leveraging our sales, marketing and distribution networks.

         o We intend to increase our penetration of the U.S. market for diving equipment by introducing new products into the Mares line.

         o We intend to increase business in emerging markets such as Asia, Latin America and Eastern Europe by establishing local representative offices in these key regions. To this end Asian markets will be covered from our new office in Hong Kong.

         o We intend to introduce new product categories under our well known Head brand.

         Rapidly Develop and Launch New Products. We intend to continue our tradition of product innovation and development by identifying new product opportunities and moving quickly to launch these products successfully. After we identify a new product opportunity, we rely on our in-house research and development department and the manufacturing facilities available to us to produce the desired product concept. Thereafter, through a combination of our integrated marketing program, high brand awareness and global distribution organization efficiency we are able to introduce the new products to the market rapidly. Recent examples of this approach are our Head Intelligence and Head Liquidmetal skis and snowboards and Head Flexpoint and Liquidmetal tennis racquets. In 2005, 2004 and 2003, we incurred $13.8 million, $15.5 million and $13.6 million, respectively, on engineering, research and development.

         Reduce Costs. We have implemented the following cost reduction program, which we believe will result in cost savings and increased operating income:

         o We have transferred all of our manufacturing operations of ski boots and fins in Tallinn, Estonia to our plant in Litovel, Czech Republic.

         o We have closed our tennis ball production facility in Mullingar, Ireland and transferred these operations to our existing, under-utilized plant in Phoenix, Arizona. In July 2005, we signed an agreement for the establishment of a company in the British Virgin Islands. The business venture was established to found a Chinese company which will manufacture tennis balls for exclusive sale to us.

         o We have outsourced 90% of our tennis racquet production from our European sites in Kennelbach, Austria, and Budweis, Czech Republic, to China.

         o We have restructured our ski bindings production and closed down our plant in Neusiedl/Zaya, Austria.

         o We have initiated a restructuring program to reduce production capacity for diving products in Italy, as a consequence of sales reductions and the transfer of production to Eastern Europe and the Far East.

         We are investigating additional cost savings. Where we are confident that quality and proprietary technology will not be compromised, we intend to look for and secure further arrangements to manufacture our products in low-cost regions, including expanding our manufacturing in China. We aim to decrease our overhead costs as we identify and implement new measures such as additional relocation of production plants and outsourcing arrangements.

Our Products

         The tables below show net revenues by geographical area (in thousands):

                                         For the Years Ended December 31,
                                      -------------------------------------
                                        2003           2004         2005
                                      ---------      ----------    --------
Austria ............................$    25,771      $   44,352   $  41,178
Italy ..............................     34,879          39,921      33,161
Germany ............................     51,160          55,251      51,818
France .............................     40,137          42,082      40,789
United Kingdom / Ireland ...........     18,463          20,817      17,292
Other (Europe) .....................     84,502          91,585      89,374
Japan ..............................     29,932          28,556      29,059
North America .....................     121,295         124,005     121,461
Other .............................      25,070          31,192      32,390
                                     ----------       ---------    --------
    Total Revenues ................     431,208         477,759     456,522
Other revenues ....................       1,394           1,326       1,446
Sales deductions ..................     (10,272)        (12,071)    (11,086)
                                     ----------       ---------    --------
    Total Net Revenues ............$    422,331     $   467,014   $ 446,882
                                     ==========       =========    ========

Winter Sports

         Winter Sports products accounted for 47.4% of our total net revenues in 2005.

Head Ski

         Our Head ski brand is one of the leading ski brands in the world. We estimate that we had a 14% market share worldwide in 2005. We sell a broad range of carving skis designed for all levels of skiers, from the novice to the professional racer. Our ski products represented 36.0% of our total Winter Sports revenues in 2005.

    The following table sets forth our principal Head ski models:

                                                                Number of
                  Line                   Target Market           Models             Features
           ------------------    ---------------------------   ----------  --------------------------
           Racing Carver         Expert skiers and racers            4     Extreme stability and precision for
                                                                           racing and high performance skiing
           Freeride              Advanced to expert skiers           5     Maximum lift in powder snow and
                                                                           maneuverability for off piste and extreme
                                                                           skiing
           Skicross              Advanced to expert skiers           6     Maximum versatility on and offpiste
           Allmountain/          Intermediate to advanced            5     Easy-turning and maneuverability for all
           Allround Carve        skiers                                    types of terrain
           Park & Powder         Advanced to expert skiers           4     Shock-absorbing reinforced construction
                                                                           for mogul, freestyle skiing and jumps
           Women                 Female skiers                       5     Reduced weight, softer flex
           Junior                Young skiers                        9     Radical side cuts designed for easy
                                                                           handling for younger skiers of all
                                                                           abilities
           Rental                All skiers                          9     Added durability
           Accessories           All skiers                         24     Includes ski poles, carrying bags and
                                                                           other items

         Technology. We believe that we are an industry leader in the development of innovative and technologically advanced carving skis. Our carving skis are not only different in appearance from conventional skis, but are also differentiated from various other carving skis by patented technical features and directional stability. In February 2002, we introduced a patented "ski management" system -- Head Intelligence skis. This product line utilizes the technology we introduced in 2000 with our Head Intelligence line of tennis racquets and incorporates the piezoelectric Intellifiber and Head Chipsystem. Head Intelligence skis transfer the energy created by contact with surface of the snow through the Intellifibers to absorb vibration and adjust the stiffness of the skis based upon speed and snow conditions. This gives the skier more control with less effort. Major ski magazines and trade journals have rated the skis highly and we gained added visibility through the skis being used at the 2002 Winter Olympics in Salt Lake City, Utah and in World Cup ski races. During the Winter Olympics in Turin in 2006, we presented our Liquidmetal skis.

         Market Share. We estimate that the global ski market was approximately $530 million at the wholesale level in 2005. We believe, based on our market knowledge and experience, that in 2005 Head skis were the number two selling skis in Europe and that we held the number three position worldwide based on units sold. We estimate our market share for skis worldwide was 14% in 2005, an increase of approximately 75% from an estimated 8% in 1996.

         Our strategy is to increase our market share through geographic expansion and focused product offerings. We plan to pursue market share growth in the United States and are seeking further opportunities in developing ski markets such as Eastern Europe and to a lesser extent, South America and China.

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

         Manufacturing. We manufacture Head skis at our manufacturing plants in Kennelbach, Austria and Budejovice, Czech Republic, where we use a computerized manufacturing system. As part of our efforts to reduce costs, we have transferred some of our ski manufacturing from our plant in Kennelbach, Austria, to our plant in Budejovice, Czech Republic. Through factory automation, we have been able to greatly improve our labor productivity. We use some excess capacity to manufacture high performance and carving skis for other branded ski companies.

Bindings

         We believe that Tyrolia was the top selling brand in the worldwide ski bindings market in 2005, based on units sold. Our bindings business represented 30.7% of our total Winter Sports revenues in 2005.

    The following table sets forth the principal Tyrolia binding products:

                                                                   Number of
                  Line                    Target Market             Models                     Features
           -----------------    --------------------------------  ----------   ------------------------
           Racing               Expert and professional skiers         3       Innovative Free Flex PLUS
                                                                               Technology (patented)
           Freeride             Young skiers, new target groups        4       Diagonal toe, wider brake, light weight
           Park & Pipe
           Rail Flex            Beginners and advanced skiers          6       Integration system with double
                                                                               free-flex, boot center adjustment and
                                                                               tool free mounting
           Light Diagonal       Carving skiers                         3       Different systems featuring Cyber
                                                                               Free Flex Technology (patented) or
                                                                               Carve Flex Technology and different
                                                                               integrated stand heights
           Super Light          All skiers                             4       SL Super light and LD Light diagonal
                                                                               technology with different integrated
                                                                               stand height
           Junior               Young skiers                           4       Provides safety features for juniors
                                                                               and children
           Rental               Rental market                          8       Adjustable toe and heel parts with
                                                                               unique Single Code System. Chip
                                                                               technology for Sym Pro
           Carving Plates       Carving skiers                         3       Two-piece plates, pre-drilled for
                                                                               Tyrolia models, different stand
                                                                               heights and damping systems

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

         In 2004, Tyrolia introduced also the second generation of Rail Flex, an integrated tool free binding system. Integrated binding systems are the fastest growing market segment worldwide. The Rail flex system accounts already for more than 20% of worldwide binding sales.

         In 2005, we offered our Rail flex system also for the junior segment. We offer a fully integrated version exclusively with Head skis and a second version with a specific Rail flex base for all other skis. We are also offering adapted bindings for the new segments Freeride and Park & Pipe.

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

         Market Share. We estimate that the market for bindings worldwide was approximately $200 million at the wholesale level in 2005. We estimate our market share worldwide in production for bindings in units was approximately 37% in 2005 (including for other Original Equipment Manufacturers - OEMs) and believe that Tyrolia was the top selling brand in 2005, in terms of numbers of units sold.

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

         Manufacturing. All of our Tyrolia bindings are manufactured at our technologically advanced plant in Schwechat (production) and assembly is done under our supervision in the Czech Republic. Tyrolia bindings consist of over 100 separate components, many of which are made in-house. Most of the assembling is performed by robotics and a smaller part by hand in the plant in the Czech Republic. We also produce bindings for other OEMs.

Ski Boots

         We market our ski boots principally under the Head brand name, and we also use the brand name Munari. We also supply private label boots marketed to lower price points. Our ski boot business represented 24.2% of our total Winter Sports revenues in 2005.

         The following table sets forth our principal categories of ski boots:


                                                                   Number of
                Line                      Target Market             Models                      Features
         -------------------- --------------------------------- ------------- -----------------------------------------------------
         Head
         Racing/Freeride       Racers, experts and freeriders           8      New Project introduced in 2004 with full
                               professional skiers                             bi- injection technology, Full Custom

                                                                               System and several adjustments that provide
                                                                               maximum precision and performance for high end
                                                                               skiers.

         All Mountain          Experts to intermediate skiers          10      Edge Line introduced in 2002, with a
         Performance                                                           wide range of models targeted to the
                                                                               expert and advanced skier. Intended
                                                                               to provide an outstanding level of
                                                                               performance and comfort
         New Concept           Extra comfort                            4      E-fit introduced 2003 is targeted at the
                                                                               skier looking for maximum comfort and
                                                                               ease of use featuring a completely new
                                                                               technology
                                                                               technology
         Sport/Comfort         Intermediate and beginners               4      EZ-on 2 is introduced in 2005 featuring an easy
                                                                               entry shell construction, Double Power Buckle and
                                                                               Autoski Walk intended to create maximum ease of
                                                                               use and comfort

         Junior                Young skiers (all segments)              6      Junior boots for racers to beginners
         Rental                Rental                                   9      High comfort and reliability for
                                                                               intermediates and beginners

         Munari
         Sport Comfort         Intermediate and beginners               2      Easy walk adjustment, light and user-friendly
                                                                               boots

         Junior                Young skiers (all segments)              6      Junior boot line for good, intermediate and
                                                                               beginner skiers

         Technology. In 2005, we introduced a new range, the Ez-on 2 line, which we believe allowed us to increase the market share in the comfort segment.

         The Edge boots line has become our best-selling ski boots in terms of number of units sold. The Edge boot allowed us to increase the market share in the middle and higher price segment and this line was successfully sold at retail level. In 2005, we have invested in new skiboot buckles to offer more value in the middle price point and restyled the product to increase the competitiveness of the line.

         Market Share. We estimate that the market for boots worldwide was approximately $360 million in 2005. We believe, based on our market knowledge and experience that the Head ski boots held the number three position worldwide in 2005 based on units sold. We estimate that our volume market share (Head and Munari together) in 2005 was approximately 16%, an increase of approximately 77% from an estimated 9% market share in 1998.

         We aim to increase unit sales of our boots worldwide by leveraging our brand names and consolidating the results of the top end product line as described above. Our expectation for 2006 is a stable global market and a concentration of brands at dealer level, from which we should benefit due to our already strong commercial relationships and name recognition.

         Manufacturing. In 2004, we transferred the production of our ski boots from Estonia to our new factory in Litovel, Czech Republic, which allowed us to improve our efficiency and service. In 2006, we plan to produce all of our ski boots in the Czech Republic. The production transfer from Italy to Czech Republic is now also completed with the closure of the injection department in Italy.

Snowboards

         We market our snowboard products under the Head brand. These products accounted for 9.1% of our total Winter Sports revenues in 2005.

         The following table sets forth our principal categories of snowboarding products:

                                    Number of
                 Line             Target Market      Models                            Features
           ---------------    -------------------  ----------  --------------------------------
           Boards             Freestyle/Freeride        15     Intelligence Chip Technology and Intellifiber
                                                               Technology, Dimensional concept: perfect
                                                               boot-binding-board match
                                                               Free Flex rail system: innovative
                                                               binding fixation
           Softboots          Freestyle/Freeride         9     ThermoFit liners: individually customizable fit
                                                               Double Lasted Sole: integrated EVA midsole
           Softbindings       Freestyle/Freeride         9     New PX line featuring : first toolfree adjustable, full
                                                               Contact heelcups.
                                                               Auto-Open straps: reentry improvement
                                                               Auto-Lock highback: automatic fixation of highback
                                                               to heelcup
           Rental             Freeride/Freestyle         8     Head "Rent'n Ride in 58 Seconds Program"
                                                               Dimensional concept: perfect boot-binding match
                                                               Chip system: faster registration of rental
                                                               Equipment
                                                               Powerbase toolfree: first toolfree stance & angle
                                                               adjustable rental softbinding
                                                               Step-X4 toolfree: first toolfree stance & angle
                                                               adjustable step in rental binding

         Technology. In 2003, we introduced Head Intelligence with Head Chip System in our snowboards and took advantage of the momentum already created in skis at dealers and media. In 2005, we launched the new binding concept - PX-next generation of our powerframe concept bindings. These bindings feature a unique toolfree forward lean adjustment of the highback. Our bindings of course feature auto-open straps for reentry confort and autolock highbacks for automatic fixation of the highbacks to the heelcup on top.

         We believe that the Head "Rent'n Ride in 58 Seconds Program", introduced in 2003, is still the fastest and most versatile rental system offered to the market.

         Market Share. We estimate that the global market of snowboards was approximately 1.3 million units in 2005 and that our market share was approximately 5.8% worldwide.

         Manufacturing. We rely on contract manufacturers in Austria (snowboards), and China (snowboard bindings, boots, helmets and body protection).

Racquet Sports

         Racquet Sports products accounted for 36.5% of our total net revenues in 2005. Under the Head brand name, we design, engineer and manufacture a broad offering of tennis, squash and racquetball racquets. We also sell tennis accessories under the Head brand and tennis balls and racquetball balls under the Penn brand name.

Head Racquets

         We estimate that in 2005 our Head racquets were the number two brand worldwide, comprising 18% and 23% of the world wholesale market in units and revenue respectively. Revenues from racquets amounted to 65.1% of our total Racquet Sports revenues in 2005.

    The following table sets forth the principal Head racquet product lines:

                                                                         Number of
            Category                  Line              Target Market     Models                Features
         --------------    ---------------------  --------------------  ----------  --------------------
         Tennis Racquets   Flexpoint racquets       Tennis                    9     Performance racquets
                                                    enthusiasts at                  featuring FXP technology
                                                    all level of play               for enhanced ball control
                           Head Liquidmetal Series  All levels of play        6     Performance racquets
                                                                                    featuring Head Liquidmetal
                                                                                    for perfect energy transfer
                           Protector Series                                   2     Tailored racquets designed
                                                                                    to cure acute Tennis elbow
                                                                                    through a proprietary
                                                                                    racquet design featuring a
                                                                                    Chip system with
                                                                                    piezoelectric materials
                           Nano-Titanium and        Entry level              11     Lightweight value products
                           Performance racquets     players                         for short and medium swings
                           Junior Series            Young players            11     Lightweight racquets for
                                                                                    juniors from ages 6 to 14
         Squash                                     All players              14     Racquets for all skill
                                                                                    levels and price points
         Racquetball                                All players              11     Racquets for all skill
                                                                                    levels and price points
         Accessories                                All players               *     Tennis bags, racquet
                                                                                    strings and grips
                                                                                    racquetball gloves and
                                                                                    other tennis accessories

----------

* Not meaningful.

         Technology. We have gained technological leadership in the tennis market with both the Head Titanium and the Head Intelligence Technology, which were launched in 1997 and 2000 respectively. In August 2003, we once more introduced innovative racquet technology with Head Liquidmetal. Leading global tennis publications such as "U.S. Tennis Magazine" and the German "Tennis Magazine have thoroughly playtested our Head Liquidmetal racquets against relevant competitor products and rated the Head Liquidmetal racquets the highest. The LM 4 and the LM Instinct were the U.S. Tennis Magazine's "editor's choice" racquets. In 2005, we launched yet another sophisticated new tennis racquet technology, Head Flexpoint.

         Market Share. We estimate that the market for tennis racquets worldwide was approximately 10 million units and $380 million at wholesale level in 2005. We believe, based on our market knowledge and experience, that Head branded tennis racquets were number one in Europe and number two on a worldwide level in 2005. We estimate that market share of overall revenues generated for 2005 was approximately 23% worldwide and that our European market share was 29%.

         We believe that since the early 1990s, our worldwide unit market share of racquet products has grown substantially, despite a significant decline in the size of the market. Unit sales of Head tennis racquets increased from 0.8 million in 1993 to 1.9 million in 2005. We believe these market share gains occurred in all major markets around the world and were largely due to the introduction of proprietary premium technologies such as Titanium, Intelligence, Liquidmetal and Flexpoint and their subsequent and successful use by some of the most popular athletes in tennis. On a long-term basis, due to our continued investment in research and development, global sales, marketing and distribution network and high level of market penetration, we seek to continue to grow our global market share for our tennis racquet products, with an increased presence in the U.S. and Japan and opportunities in developing markets such as Asia, South America and Eastern Europe, where a growing middle class is showing an increasing interest in tennis.

         We believe that our significant global market share is partly a result of our strong presence on the professional tennis circuit. Based upon the February 2006 ATP Tour Entry-List Rankings, Head racquets were used by more than 25 of the top-rated 100 professional male players, including career grand slam champion and 2003 Australian Open winner Andre Agassi and 2005 Australian Open Champion Marat Safin, making Head the most used racquet brand used on the ATP Tour. Anastasia Myskina won the 2004 French Open and Svetlana Kuznetsova the US Open 2004 using Head racquets. A number of ATP Senior Tour players such as Bjorn Borg and highly reputed coaches including Bob Brett, Emilio Sanchez and Dennis van der Meer also use Head tennis products. In addition, we operate a strong grassroots program, introducing our products to leading instructors, coaches and other professionals who are in a position to generate interest in a product and influence ultimate customer decisions. As part of this program we sponsor the world's largest tennis teaching organizations (based on size of membership), the United States Professional Tennis Association and the Professional Tennis Registry respectively.

         The Head Titanium, Head Intelligence, Head Liquidmetal and Head Flexpoint tennis racquets have, we believe, significantly increased our overall U.S. market share (in terms of revenues) from 9.0% in 1997 to 21% in 2005.

         We cross-leveraged these technologies to create line extensions in Head Squash and Racquetball and the Titanium, Intelligence and Liquidmetal models which we believe improved our position in other racquet sports markets as well. In 2005, we increased our Racquetball racquet market share to 32% in the U.S. racquetball market. We estimate that we were the number one brand in the racquetball racquet market in 2005.

         Manufacturing. As part of our cost-cutting program, we outsourced 90% of our remaining tennis racquet production from our European sites in Kennelbach, Austria and Budweis, Czech Republic to several contract manufacturers in China.

Penn

         We believe that Penn is one of the world's leading manufacturers and marketers of tennis and racquetball balls. Revenues from our Penn division amounted to 34.8% of our total Racquet Sports revenues in 2005.

    The following table sets forth the principal Penn product lines:

                                                               Number of
                 Line                    Target Market          Models                      Features
          -------------------  ----------------------------    ---------  -----------------------------------------
          Tennis Balls
          Championship         Frequent players                    3      Models designed for specific courts
                                                                          Surfaces
          Pro Penn USPTA       Teaching professionals              2      Highest quality felt/premium rubber
                                                                          balls made for specific court surfaces
          Tennis ATP Pro       Top professionals and               4      Balls for tournament play made of
          Penn and Pro Penn    serious tournament players                 long- wearing felt and rubber-coated
                                                                          for moisture/stain resistance;
                                                                          Including: Prestige specifically for
                                                                          Germany and Pro Penn ATP for
                                                                          International Markets
          Stars                Beginners (sold to clubs and        3      Manufactured with less pressure
                               teaching pros)
          Titanium             Premium3                            2      New in 1998; titanium enhanced core
          Court One            Casual/Recreational                 1      ITF approved
          Private Label        Casual/Recreational                 1      Special orders

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

         o   "Encore" technology for enhanced ball durability;

         Market Share. We estimate that the market for tennis balls is approximately $230 million worldwide, with approximately 20.8 million dozen tennis balls sold in 2005. We believe Penn was the market leader in 2005, with an estimated volume market share of 31% worldwide and of 50% in the United States, the world's largest market in 2005.

         We believe that Penn's strong market position is a result of the superior quality of our products, economies of scale through our plant in Phoenix/Arizona, which is the world's largest plant , and close affiliation with the professional tennis circuit. Penn is the official ball used in many major tennis tournaments globally, including the Tennis Masters Cup and Tennis Masters Series events, ATP Tour and the WTA tour events, and has links to the Davis Cup and the Federation Cup. We are the exclusive tennis ball sponsor of the Masters Series tournaments, the highest profile tournaments in tennis outside the Grand Slam events. This exclusive sponsorship provides live broadcast brand exposure globally during the season as well as merchandising opportunities. We are also the exclusive tennis ball sponsor of the world's largest tennis teaching organization, the USPTA.

         The market for racquetball balls is concentrated mainly in the United States, which we estimate accounts for over 90% of the world market. In the United States, we estimate our market share was approximately 65% in 2005. Since the early 1990s, annual racquetball balls sales, including Penn racquetball balls sales, have been declining, and we expect this trend to continue.

         Manufacturing. We currently manufacture our tennis balls and racquetball balls (with the exception of less than 5% of the low end products) at our facility in Phoenix, Arizona. We have transferred our European tennis ball production facility from Mullingar, Ireland, to our existing, under-utilized plant in Phoenix, Arizona, where production costs are lower through economies of scale. By importing goods from the U.S into Europe we also benefit from the strength of the euro. In July 2005, the Company entered into a venture agreement as majority partner to manufacture tennis balls in China to supply the Asian markets.

         Several years ago, we entered into an agreement with a South American company, which in addition to tennis balls sold from our U.S. facility manufactures and distributes Penn tennis balls in Argentina exclusively for the South American markets.

Diving

         We believe, based on our market knowledge and experience, that our diving products had an estimated global market share of approximately 13% in 2005. The Mares and Dacor products cover the upper and middle market segments and include several models of air regulators, buoyancy compensator jackets, diving fins, diving masks, snorkels, exposure suits and diving computers.

         Each of these brands has different product features and is aimed to cover the various international market needs. In addition, we offer a variety of air tanks and valves, diving boots and gloves, underwater flashlights, equipment bags, knives and various other accessories and diving instruments. Our diving business represented 13.5% of our total net revenues in 2005.

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

         Technology. Mares historically has been the industry's technological leader and has introduced many ground-breaking diving products ahead of the competition, including plastic fins, underwater guns and high-performance regulators. A large part of Mares' sales is dependent on patented technology, including air regulators, diving fins and diving masks and a new generation of buoyancy control vests (HUB) to provide maximum freedom during diving and, a new algorithm for decompression.

         Market Share. We estimate that the market for diving equipment was approximately $580 million in 2005 based on exchange rates at that time. We believe, based on our market knowledge and experience, that our Mares brand of diving equipment had one of the best market positions in Europe and worldwide in 2005 at wholesale. Our market share worldwide for the Mares, Dacor and Sporasub brands for 2005 is estimated at 13%.

         We are working to expand our presence in key markets such as the United States, where, we believe, Mares and Dacor combined held a 8% market share, and in Asia Pacific, where both brands combined had an estimated 11% market share in 2005. We also expect to grow our global market share through new product introductions and the addition of advanced technological features in our existing products. Many new patents have been introduced in 2005, thus strengthening our products offering. In addition, we expect the fragmented nature of the diving industry to provide increased opportunity for growth.

         Manufacturing. We currently manufacture the majority of our diving products, including Dacor products, in Italy. We have transfered all of our diving production in Tallinn, Estonia, to our plant in Litovel, Czech Republic. We are focused on in-house production of our high-technology products, such as regulators and computers, and outsource the remainder of our products to manufacturers in countries such as Italy and Thailand. We have made a number of improvements to our manufacturing processes in the last three years to reduce cost and improve efficiency. In addition, we outsource the assembly of a number of products. In November 2005 we initiated a restructuring program to reduce production capacity in Italy as a consequence of sales reductions and the transfer of production to Eastern Europe and the Far East begun in January 2006.

Licensing

         In 1996, we formed a licensing division to capitalize on opportunities resulting from the worldwide brand recognition of the Head name, which has existed for over 56 years. We believe the Head brand name is associated with innovative, high quality, well-designed, high performance products. Licensing enables us to expand the Head name to additional product categories and we believe that some of our other brands such as Penn and Mares have licensing potential. Revenues from licensing amounted to 2.7% of our total net revenues in 2005.

         Head apparel contributes approximately two thirds of the total royalty income and is licensed in all important markets worldwide (e.g. Europe, UK., U.S., Canada, Japan and China). We also grant rights to the Head brand for other product categories such as footwear, luggage, eyewear, watches, equipment, bikes and accessories. Licensing generated $12.2 million in revenues in 2005 for the Head, Mares and Penn brands. We intend to explore other licensing opportunities for products suitable to the image of our brands. We believe that China may offer considerable potential for further increase in licensing revenues.

         We believe that substantial licensing growth opportunity exists by capitalizing on the success of our strong-selling products as well as through improved leveraging of our brand portfolio. We also intend to protect and maintain the premium image of our brands by licensing only high quality goods within compatible product lines.

Sales and Distribution

         Our products are sold in over 85 countries to approximately 30,000 accounts. Our worldwide sales force comprised approximately 360 people as of December 31, 2005. In addition, we utilize sales representatives and independent distributors to serve specialized markets and related distribution channels.

Europe

         Sales to customers within Europe accounted for 59.9% of our 2005 net sales. We have centralized our European distribution organizations for Winter Sports and Racquet Sports products so that Head International GmbH operates as a single distribution company for several key markets. Head International invoices and ships products from one European distribution center in Klaus, Austria to our customers in Switzerland, Germany, Italy and Austria since January 1, 2004. As a result, all of our invoicing to customers in these markets, and to third-party distributors worldwide, occurs from Head International. The related former European distribution companies function as sales agencies.

North America

         Sales to customers in North America accounted for 26.6% of our 2005 net sales. We distribute Head, Tyrolia, Penn and Mares/Dacor through the company-owned Head USA and Head Tyrolia Canada subsidiary. Under Head USA's leadership, Winter Sports, Racquet Sports and Diving have separate sales/marketing organizations and sales forces but share all administrative and logistical functions. Our goal is to improve distribution to increase penetration in North America and reestablish Head and Tyrolia brand names in the U.S. winter sports market.

         The success of our Head Flexpoint, Titanium and Intelligence and Head Liquidmetal racquets has helped to significantly raise

Head's profile as a tennis brand in North America. We hope to further heighten this profile through the endorsement by the US Professional Tennis Association, the world's largest association of tennis-teaching professionals, and other sales and marketing efforts.

Asia

         Sales to customers in Asia accounted for 9.6% of our 2005 net sales. In Japan, our largest market in Asia, our Winter Sports products are distributed by our own subsidiary distribution unit, while our Racquet Sports and Diving products are distributed by third parties. The cooperation with Euro Sports, our new distributor for Japan for the distribution of our Racquet Sports products, as well as the successful launch of the Head Flexpoint, Titanium, Intelligence and Liquidmetal racquets, have increased our share of the tennis racquet market in Japan from 3.6% in 1999 to 10% in 2005. Our products are sold in the rest of Asia only to independent importers or distributors on a wholesale basis. Because we believe that we have significant growth potential in Asia, we are developing closer working relationships with all Asian Head distributors through a newly established representative office in Hongkong.

Other Markets

         Sales to customers in other markets accounted for 3.8% of our 2005 net sales. These markets mainly consist of Latin America, Africa and Australia. We believe the number of countries in these markets in which sales were made exceeded 50 in 2005. Sales of our products to these regions are made by independent importers/distributors.

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

         We attribute our consistently successful product launches to our strong emphasis on marketing in all of our divisions. We use marketing strategies directed at retailers, as well as the final end-user of our products, to increase demand. Our marketing strategy for retailers is aimed at educating them on the technical features of our products. We hold clinics for retailers and sales people to inform them about the various product lines. We provide retailers with videotapes, DVDs and product brochures to further educate and assist the retail sales team.

         We currently operate several websites including www.head.com, www.ridehead.com, www.tyrolia.com, www.pennracquet.com, www.mares.com and www.divedacor.com, which advertise our products and list our distributors. In recognition of the penetration of the internet and growth in e-commerce, we have set up a project to expand our usage and reliance on the internet, including:

         o an "Online Management System", allowing retailers to place and track orders and review credit status; and

         o expanded website content to cover sports and related information. We believe that this project can improve brand recognition and generate incremental sales.

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

         o In order to promote use of the carving ski, we host promotional activities such as Head promotional days, Head "demo" days and Head test sessions. With respect to the marketing of Tyrolia bindings, we utilize international advertising and promotional activities with a strong focus on brand awareness, new product presentations, dealer promotion tools (catalogs, racing folders, consumer leaflets), point of sale materials, product visibility and media advertising.

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

         o We operate a strong grassroots program, introducing our tennis products to instructors, coaches and other opinion leaders who are in a position to generate interest and influence the decision of the ultimate customer. For example, through Head and Penn, we participate in the U.S. "Tennis Welcome Center" program, sponsored by the Tennis Industry Association (TIA) and the United States Tennis Association (USTA), which is designed to introduce consumers to tennis through free coaching sessions, equipment and access to courts.

         o Our Diving division advertises in a number of specialized publications worldwide and conducts promotions and media campaigns in stores, diving centers and tourist resorts. Mares, Dacor and Sporasub are getting high visibility on all major specialized magazines but also larger mass media thanks to focused partnership with diving resorts, aquariums and athletes. Special attention is dedicated to Mares website (www.mares.com) which we believe is considered one of the best in the industry and hosts over half a million visitors per year. On internet the mymares.com web site has about 22,000 members.

         To complement our marketing strategies, we cultivate the endorsement and promotion of our products among athletes. These endorsements emphasize technical performance and increase brand awareness.

         o In Winter Sports, we maintain a strong program of endorsements by high profile athletes, such as Johann Grugger, Maria Riesch, Marco Buchel, Evelyne Leu, who won the gold metal in free style skiing at the Winter Olympics 2006 in Turin and former champions such as "legend" Franz Klammer, the 1976 Olympic Champion and Patrick Ortlieb another Olympic Champion. We also have an endorsement arrangement with the Austrian national ski team. In snowboarding, we have received endorsements from the German athlete, Jan Michaelis, who won the overall 2002 world championship title in Halfpipe and his Finnish teammate, Jukka Eratuli, who won the 2002, 2003 and 2005 overall world championship title in the Big Air discipline as well as from the U.S. athlete Steve Fisher who won the X-games 2004.

         o Our tennis racquet endorsement program is focused and highly selective. It includes current top level ATP players popular among the youth market such as Andre Agassi, Marat Safin and Gustavo Kuerten, WTA players such as Patty Schnyder, Anastasia Myskina and Swetlana Kusnezowa, who recently won the WTA tour in Miami, as well as players from the ATP Senior Tour popular among mature players, including "legends" Thomas Muster, Bjorn Borg, Emilio Sanchez and Ilie Nastase. In addition, since January 2003, we are the official tennis racquet of the US Professional Tennis Association with over 10,000 members. We are also the key racquet sponsor of the Professional Tennis Registry, the leading global teaching organization. It was with the Head Flexpoint Radical that Andre Agassi reached the final of the US Open in 2005. Marat Safin won the Australian Open in 2005 with a Head racquet.

         o Penn is the official tennis ball for many major tennis tournaments worldwide, including ATP tour and WTA Tour events, the Tennis Masters Series and Tennis Masters Cup. Penn is the exclusive sponsor/supplier of the US Professional Tennis Association and is the official ball of the USTA League Tennis Program as well.

         o Most free diving world records have been set using Mares equipment. The last record set by Gianluca Genoni in Liguria, October 2004, was of 133 meters, variable ballast, which received worldwide recognition. Marina Kazankova a new athlete who is Blue Jump world champion, sponsored by Mares joined Mares Free Diving Team. In 2004, Mares was - for the fourth time - chosen the best manufacturer of Buoyancy Control vests (BC). "Tauchen" magazine awarded Mares the first prize for the best Buoyancy Compensator line of the year, and Australia's biggest online scuba resource awarded Mares the "Golden Star Award" for the X-Vision mask.

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

         We believe that our high level of expertise is evident in all our product lines. Since Howard Head developed the first metal ski in 1950, we have consistently introduced new materials and processes into the manufacture of skis, including fiberglass, graphite, aluminum and titanium and led the industry with the introduction of a complete line of carving skis. We utilize sophisticated manufacturing processes to integrate torsion rib systems in all Head skis in order to produce a torsionally stiff ski without losing softer flexing properties. We have also developed an exponential dampening system for skis and traction plates to promote top performance for all types of skiers. In 2002, we successfully adapted the piezoelectric Head Intellifiber and Head Chip System to skis and launched Head Intelligence skis and Head Intelligence Snowboards in 2003. In 2003, we introduced the first fully integrated Ski-Binding system in the lower and mid price volume segment. In 2005, we introduced the new "Supershape" ski, appropriately named because of the pronounced side-cut in the design. We believe that the incorporation of Intelligence Technology, to enable the ski to adapt rapidly to different conditions, and Liquidmetal qualities create a highly competitive product. We have also focused on our range of skis for women with the Head Thang series, which is designed to provide improved edge grip and easy turn initiation for the mid-speed range.

         Head ski boots has well established research and development resources and is one of the leading innovators, with a long history in ski boot manufacturing. In 2004, we introduced the "full custom system" which allows the width of the boot to be adapted with an internal wedge.

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

         Our expertise in tennis racquet design resulted in the 1997 launching of the Head Titanium Tennis series and in 2000 the Head Intelligence racquet technology. Some of these racquets feature a Microchip design, which converts mechanical energy into electrical energy and the result is the first chip-powered, electronically dampened tennis racquet. In 2002 we launched Head Intelligence X, further advancing the performance benefits of the proprietary Head Intelligence technology. In 2003 we introduced the Head Liquidmetal technology in our racquets, which "Fortune" magazine and "Business Week" declared to be one of the best 25 products of the year 2003. Tennis magazines in the United States and Germany also have recognized the state-of-the-art design of this proprietary technology. In 2004 we brought the Protector series of racquets to the market. These are specially designed to address the needs of players with tennis elbow and contain the first-ever Electronic Dampening System. Our EDS is different from other dampening systems because it reacts immediately upon ball impact, not after, giving a revolutionary vibration dampening. Combined with a special cushioned grip and string the system reduces stress on the arm and can alleviate pain symptoms for some players with acute tennis elbow. In 2005, we launched Head Flexpoint, a unique racquet design that allows the user to obtain better control over the ball without sacrificing power.

         Penn has long been a major source of innovation in the tennis ball market, improving tennis balls through such innovations as the introduction of "play related" tennis balls for different court surfaces and altitudes; optical yellow tennis balls, which have become industry standard; and recyclable plastic tennis ball containers with pull ring and plastic lid.

         Mares has a 54 year history of product innovation and we believe is one of the most advanced research and development centers in the industry. In 2002, Mares invented the new airtrim system for BCs which eliminates the old style inflators. By doing so, Mares has renewed some key elements in the area of diving. In addition, the new state-of-the-art watch computer Nemo is achieving considerable interest. It was released on the market in 2004. In 2005, we launched a range specifically tailored to women divers, with a focus on performance, fashion and comfort. Our latest product launch was the Quattro Excel fin. Following numerous tests on new materials, together with lengthy computer simulations, the "Super Channel Thrust" design makes it possible to channel the water and optimize thrust in comparison to other fins of similar size.

Customers

         We sell our products to approximately 30,000 specialty sporting goods stores, chain stores and department stores in over 85 countries. Our customers vary depending on where our products are sold. Our largest customers include Price Costco, The Sports Authority and Wal Mart in the United States; Victoria, Alpen and Xebio in Japan; Intersport International, a voluntary buying group which distributes our products predominantly in Europe; and Decathlon in France and other European countries.

         The payment terms that we offer to customers in our three business areas (Winter Sports, Racquet Sports and Diving) are consistent with the terms offered by other participants in the market.

         Winter Sports: This business area is very seasonal. We start our winter sport sales in July and August, but our customers' sales to retail customers occur primarily in November and December. Payment by our customers is not contingent upon resale of our product by our customers. However, the standard practice in this business area is for customers to pay their vendors only after they begin to sell the vendor's products. Therefore, as a result of this practice, payment terms for this business area typically exceed 90 days since we receive cash payments between November and February for sales starting in July. In the rental business we agree to payment terms over one year.

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

Competition

         The sporting goods industry is highly competitive. We compete primarily on the basis of product features, brand recognition, quality and price. We compete with numerous international and national companies that manufacture and distribute sporting goods and related equipment. We believe that we are generally in a favorable position to face the consolidation of the sports equipment market across all of our product lines.

         We compete in individual market segments against various competitors.

         o The main competitors to our Head ski brand, are Rossignol, which is owned by Rossignol S.A (taken over by Quiksilver in 2005); Salomon, which is owned by Salomon AG (taken over by Amer in 2005); Atomic, which is owned by Amer Group Plc; Fischer, which is owned by Fischer GmbH and K2, which is owned by K2 Inc. Our Tyrolia bindings division competes primarily with Salomon, Marker and Atomic. With respect to Head ski boots, our main competitors are Salomon; Nordica, Technica and Dolomite - all of which are owned by the Technica-Lowa-Dolomite Group; and Lange and Rossignol, part of Rossignol S.A now owned by Quicksilver

         o The principal competitors of the Head tennis racquet division are Wilson Sporting Goods Co., which is owned by Amer Group Plc, and Prince Sports Group Inc., which is owned by a partnership of the Prince Senior Management and the Lincolnshire Equity Fund II, L.P.

         o The principal competitors of Penn tennis balls are Wilson Sporting Goods Co., and Dunlop Slazenger International. In racquetball balls, our principal competitor is Ektelon which is owned by Prince Sports Group, Inc.

         o Competitors of the Mares and Dacor diving division include Scubapro, Uwatec (computers only), the Aqualung Group which includes the U.S. Divers and Sea Quest brands, and Cressi.

         Some of our competitors, notably Salomon and Atomic, which are part of the Amer Group Plc, are larger and have greater financial and other resources than we do. We generally compete on a product-by-product basis, and believe that we are preserving market share as against our larger competitors and acquiring market share from smaller companies as the sporting goods industry consolidates.

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

Materials

         As a result of the price increases for oil and steel in the world market, we faced significant cost increases in plastic components (bindings, boots, fins), carbon-fibres and metal parts (binding components and ski edges) during 2005. We expect that this trend will continue in 2006 partly driven by the power energy crisis.

Patents and Trademarks

         Our major trademarks are registered in the United States, throughout the European Union and in several other countries, and we consider trademark protection to be very important to our business. Significant trademarks include Head, Tyrolia, Penn, Mares and Dacor. We believe that these trademarks are important in identifying our products and the trademarks are often incorporated prominently in product designs. Other trademarks include Sporasub, Munari, Cyber and San Marco. We do not own the trademark "Liquidmetal" but rather license the name pursuant to an agreement we have with Liquidmetal Technologies, Inc. This agreement had an initial term of four years commencing January 1, 2003, and the parties agreed to extend the agreement under similar terms to December 31, 2008.

         We utilize some proprietary or patented technologies in the formulation or manufacturing of a number of our products, including Free Flex technology in the manufacture of our precision bindings, "Dimple" and "Shock Stop" technology in the manufacture of our tennis racquets, "Autowalk" and "Double Power" buckles in the manufacture of Head ski boots and various other proprietary technologies used in the manufacture of our diving products. We also use patents in connection with our Head Titanium tennis racquets and with Head Intelligence technology, particularly the Chip System technology. We believe our proprietary information to be among our most important and valuable assets, and generally seek patent protection for our products in countries where significant existing or potential markets for our products exist. We believe we have taken adequate measures to protect our proprietary information in all of our major markets. We consider our proprietary technology and patent protection to be important to our business.

         However, we are not dependent on any one patent or set of patents. Some of our recently introduced products like Titanium, Intelligence and Liquidmetal tennis racquets, the Mares and Dacor HUB system and Tyrolia "Super Light" bindings have patents that have many years to run.

4.C.Organizational Structure

         We were formed as a public company with limited liability in 1998 and hold 100% of the issued and outstanding share capital of Head Holding Unternehmensbeteiligung GmbH, our intermediate holding company incorporated in Austria. Our primary operating subsidiary is HTM Sport-und Freizeitgerate AG, which in turn owns all of our worldwide operating and distribution subsidiaries and is the issuer of our senior notes. For further discussion of how our Group is managed and controlled, see "Item 3.D Risk Factors".

    The following is a list of Head N.V.'s significant (direct and indirect) subsidiaries and their country of incorporation:


                                                                                            Proportion of
                       Significant Subsidiary                              Domicile      Issued Capital Held
  ----------------------------------------------------------------    -----------------  -------------------
  Head Holding Unternehmensbeteiligung GmbH.......................    Austria                     100%
  HTM Sport- und Freizeitgerate AG................................    Austria                     100%
  Head Sport AG...................................................    Austria                     100%
  Head International GmbH.........................................    Austria                     100%
  Head Austria GmbH...............................................    Austria                     100%
  Head Technology GmbH............................................    Austria                     100%
  Tyrolia Technology GmbH.........................................    Austria                     100%
  Head/Tyrolia Sports Canada Inc..................................    Canada                      100%
  Head Sport s.r.o................................................    Czech Republic              100%
  HTM Sport s.r.o.................................................    Czech Republic              100%
  Head Tyrolia Sports S.A.........................................    France                      100%
  Head Germany GmbH...............................................    Germany                     100%
  Head UK Ltd.....................................................    Great Britain               100%
  Mares S.p.A. (former HTM Sport S.p.A.)..........................    Italy                       100%
  HTM Sports Japan KK.............................................    Japan                       100%
  HTM Head Tyrolia Mares Iberica S.L..............................    Spain                       100%
  Head Switzerland AG.............................................    Switzerland                 100%
  HTM USA Holdings Inc............................................    USA                         100%
  Head USA Inc....................................................    USA                         100%
  Penn Racquet Sports Inc.........................................    USA                         100%

4.D.Property, Plant and Equipment

    The following table sets forth information as of December 31, 2005 with respect to the manufacturing, production, warehousing and office facilities used by us in our business:


                                                                                                 Area (in
            Location                              Description                 Owned/ Leased   square meters)
-------------------------------    ----------------------------------------  -------------------------------
Kennelbach, Austria............    Ski and tennis manufacturing              Leased                12,665
                                   Administration, marketing, research       Leased                 4,670
                                   and development
Klaus, Austria.................    Warehousing                               Leased                 8,710
Schwechat, Austria.............    Binding manufacturing                     Leased                12,709
                                   Warehousing                               Leased                 5,510
                                   Administration, marketing, research       Leased                 1,472
                                   and development
Neusiedl, Austria..............    Warehousing                               Leased                 2,974
Maser, Italy...................    Ski boot research and Development         Leased                 1,800
Litovel, Czech Republic........    Ski boot and diving products
                                   Manufacturing                             Owned                  8,122
                                   Warehousing                                                      7,182
Budweis, Czech Republic........    Ski manufacturing                         Owned                  5,790
                                   Warehousing                                                      4,199
Rapallo, Italy.................    Manufacturing                             Owned                  1,500
                                   Warehousing, administration, research     Owned                  4,500
                                   and development
Casarza, Italy.................    Manufacturing and warehousing             Owned                  7,708
Phoenix, Arizona...............    Tennis and racquetball ball               Owned                 13,009
                                   administration, manufacturing,
                                   research and development


         In 2005, we outsourced 90% of the remaining tennis racquet from our sites in Kennelbach, Austria, and Budweis, Czech Republic, to a contract manufacturer in China. We closed down our production site for ski bindings in Neusiedl, Austria which we will use for warehousing. Binding assembly is partially outsourced to a partner located in the Czech Republic. We also extended our warehouse facilities in Budweis, Czech Republic.

         Additionally, we rely on third-party manufacturers in Austria (snowboards), Estonia, Italy and Bulgaria (diving products), and in Asia, such as in China (accessories and snowboards, bindings, boots, helmets, body protection) and Thailand (diving products).

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

         Management considers our facilities to be well maintained and satisfactory for our operations, and believes that our facilities, together with our contract manufacturing relationships, provide sufficient capacity for our current and expected production requirements.

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

ITEM 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         Effective January 1, 2006, we have changed our basis of accounting to International Financial Reporting Standards as adopted by the European Union
(IFRS). We have also changed our reporting currency from the U.S. dollar to the euro. We do not expect there to be a material difference between IFRS as adopted by the European Union and IFRS as published by the International Accounting Standards Board. Additionally, the Company will reconcile net income, stockholders' equity and significant balance sheet line items reported under IFRS to accounting principles generally accepted in the United States of America beginning with the Company's first quarter 2006 financial results.


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

         Winter Sports. Snowfalls at the end of November and the beginning of December 2005 in all our major Winter Sports markets, including Japan, generated early interest in winter sports products and retailers reported improved sales at the beginning of the winter sports season 2005/06 compared to the previous year. Ski boots, in particular, reported comparatively high sales. The Eastern Europe market for Winter Sports equipment also developed well. Although the Eastern Europe market volume for 2005 remained relatively stable compared with previous years, we may see an improvement in market share for 2006 based on sales volume. The snowboard market for 2005 was adversely affected by the late start of the 2004/05 winter sports season, but has been positively affected by the early snow of the 2005/06 season. However, we still expect the market for snowboard products to decline by approximately 15% in the 2005/06 season compared to the 2004/05 season.

         Racquet Sports. Due to an unprecedented number of new racquet launches in the U.S. market for tennis racquets, the premium segment of the worldwide market, tennis racquet sales in 2005 improved substantially over 2004. The European tennis markets also showed slight growth for 2005. Only the Japanese tennis market declined in 2005 compared to 2004, albeit marginally.

         Diving. During the first half of 2005, we experienced a decline in overall sales for diving equipment of approximately 8% compared to the first half of 2004, due to less travel worldwide to dive centers and resorts and correspondingly fewer purchases of equipment. For the year 2005, sales in Eastern Europe and the Middle East showed a slight improvement, and the market in Southeast Asia experienced moderate growth despite the decline in sales reported after the tsunami at year-end 2004. As in the past few years, we continue to focus on the Asian markets and have established dedicated area managers and implemented marketing initiatives. Our strategy is to focus on improving gross margins rather than revenues.

         The Company operates in a multi-currency environment and is subject to currency translation risk and, to a lesser extent, currency transaction risk, principally between the euro and U.S. dollar. See "Item 3.D -- Risk Factors", the discussion below regarding the impact of exchange rate fluctuations and "Item 11 -- Quantitative and Qualitative Disclosure about Market Risk".

Business Rationalization

         As part of our strategy to reduce costs, we have undertaken a series of measures to rationalize our manufacturing structure in each of our product lines.

         In 2003, we transferred all of our ski boot and certain diving product manufacturing in Tallinn, Estonia, to our plant in Litovel, Czech Republic. In connection with this transfer, we recognized restructuring expenses of $0.6 million and $0.7 million, respectively, for the years ended December 31, 2003 and 2004, and additional capital expenditures of $2.6 million in 2003 to set up the plant in the Czech Republic. In 2003, we also started to close down our tennis ball production facility in Mullingar, Ireland, and transfer these operations to our existing, under-utilized plant in Phoenix, Arizona. In connection with this transfer, we recognized restructuring expenses of $7.0 million and $1.6 million, respectively, for the years ended December 31, 2003 and 2004. To increase the utilization of our warehouse facilities and to centralize headquarter functions, we shutdown warehouse facilities and closed selected offices, recognizing expenses of 0.8 million for the year ended December 31, 2003. The total restructuring expenses of $8.4 million in 2003 included employee terminations of $5.2 million, impairment of fixed assets of $2.6 million, excess rent of $0.4 million and other related restructuring program costs of $0.2 million. Total restructuring charges for 2004 amounted to $2.3 million.

         In 2005, we outsourced 90% of the remaining tennis racquet production from our European sites in Kennelbach, Austria, and Budweis, Czech Republic, to China, and expensed $3.9 million in which $1.0 million related to severance payments for employee terminations, $1.1 million related to production inefficiency and $1.8 million related to impairment of fixed assets. We also restructured our ski binding production, closing the site in Neusiedl, Austria, transferring some activities to our plant in Litovel, Czech Republic, and outsourcing a portion of binding assembly. The related restructuring charges amounted to $0.7 million. We also began to reduce production capacity for some diving products in Italy, which will lead to a reduction in work force and we recognized additional termination expenses of $1.6 million in 2005. Total restructuring charges for 2005 amounted to $6.2 million.

Venture Agreement

         In July 2005, we signed an agreement for the establishment of a company in the British Virgin Islands. The business venture was established to found a Chinese company which will manufacture tennis balls for sale exclusively to us. Our venture partner and we have a 30% and 70% interest in the newly formed venture, respectively. In accordance with the provisions of FIN 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51," this venture qualifies as a variable interest entity due to the pricing of the purchase option that we have with our 30% partner, which essentially caps the rights of the venture partner to the full appreciation of its interest. The entity did not have any operations as of December 31, 2005 other than the commencement of the construction of a building.

         Our partner in this venture also has the right to receive a guaranteed yearly dividend of 12% on its investment balance. For the year ended December 31, 2005, a dividend in the amount of $0.01 million has been accrued. We expect that the total amount to be invested by our partner and us will be approximately $12.0 million, of which we had invested $0.8 million as of December 31, 2005.

         As a result of our having to consolidate this entity, we recorded minority interest for the contribution of its partner of $0.4 million. The shares issued to this partner are not mandatorily redeemable and therefore they lack the essential characteristic of a liability.

Factors Affecting Revenues

         As a manufacturer and distributor of branded sporting goods, our revenues are affected by the overall economic trends of our principal geographic markets, mainly Europe, but also the United States and Japan, and related changes in consumer confidence spending on leisure goods. Weather can also affect our revenues. For example, a lack of snow in a particular area in a particular season will result in fewer purchases of skiing and snow boarding equipment and poor weather at a diving location may reduce interest in the sport and related equipment purchases. We believe our global geographic penetration and diversification of sports products help to mitigate any localized adverse impacts from weather. Other factors that can affect our revenues are consumer preferences based on technical innovations, and the general level of interest in the sports for which we produce equipment. In addition, the rate of leisure travel can affect our revenues as purchases of our equipment are often related to customers traveling to ski and diving destinations. For further discussion of the factors affecting demand for our products, see "Item 3.D Risk Factors".

         Most of our revenues are denominated in euro, the functional currency of our European operations. However, our historical consolidated financial statements are reported in U.S. dollars. Our revenues are thus affected by movements in the exchange rate of the U.S. dollar against the euro. Our revenues are also affected by fluctuations in the value of the currency in which the products are sold relative to the value of the currencies of the countries from which the products were shipped. For example, appreciation of the euro against the U.S. dollar may adversely affect the revenues or margins from our products manufactured on an euro-cost basis and sold in the United States if they become less price competitive on a U.S. dollar basis or sell for lower prices on a euro basis, which reduces our margins.

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

         Approximately 90% of our annual capital expenditures are for maintenance of our facilities and equipment, including molds and tools. Some product lines change annually as new products are introduced, while others are in use for several years. In 2003, 2004 and 2005, we spent approximately $16.9 million, $23.2 million and $18.6 million, respectively, which are financed through our operating cash flow. We expect our annual capital expenditures to decrease during the next three years due to our increased reliance on outsourced production.

         In connection with ordinary share options granted to officers we have incurred a non-cash compensation expense of approximately $0.6 million and $0.9 million in 2004 and 2005, respectively. As of December 31, 2005, deferred non-cash compensation relating to previously granted stock options amounted to approximately $5.6 million. This amount will be recognized as a non-cash compensation expense over the remaining vesting terms of the options. Any further stock option grants will result in additional non-cash compensation expense being recognized.

         Our expenses, as reported in U.S. dollars, are also affected by movements in the exchange rate of the U.S. dollars against the currencies of the countries in which we operate and sell our goods. Of our cost of goods sold and other operating expenses 35% is generated in U.S. dollars whereas 63% is generated in euros. Because a portion of our U.S. dollar revenues are generated from products manufactured on an euro-cost basis, the appreciation of the euro against the U.S. dollar has increased our expenses when translated into U.S. dollar and adversely affected our margins.


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

         The calculation of the Company's pension expense and pension liability associated with its defined benefit pension plans requires the use of a number of assumptions that the Company deems to be "critical accounting estimates." Changes in these assumptions can result in different pension expense and liability amounts, and actual experience can differ from the assumptions. The Company believes that the most critical assumptions are the discount rate and the expected rate of compensation increase. Changes in actuarial assumptions are charged or credited to income statement over the remaining service lives of the employees and therefore affect recognized expense and obligation in future periods. Significant differences in actual results and initial estimates or changes in assumptions may materially affect pension obligation and future expense. Additionally, it is possible that the value of the plan assets could decline as a result of negative investment returns, which combined with increasing amounts of accumulated benefit obligations, could result in our Group being required to make significant cash contributions to our plans in future periods.

         At the end of each year, the Company determines the discount rate to be used for pension liabilities. In estimating this rate, the Company looks to rates of return on high quality, long term corporate bonds that receive one of the two highest ratings given by a recognized ratings agency. The Company discounted its future pension liabilities using rates of 4.5% and 4.2% at December 31, 2004 and 2005, respectively. The discount rate used to determine the value of liabilities has a significant effect on expense.

         The actuarial assumptions on the expected rate of compensation are determined by management based on the present rate of compensation increase and upon information available to the Company. The expected rate of compensation increase in the pension plans is 2.4% at December 31, 2004 and 2005, respectively.

         The Company expects to make insignificant amounts of employer contributions during 2006. The estimate of contributions is based on significant assumptions, such as pension plan benefit levels. Actual contributions could differ.

Allowance For Doubtful Accounts

         We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. We specifically analyze accounts receivables and evaluate historical bad debt, customer concentrations, customer creditworthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. These estimations are continually reviewed. Recoveries related to changes in reserves did not occur in 2005.

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

Inventory Obsolescence

         Our chosen markets are competitive and subject to fluctuations in demand and technological obsolescence. We periodically review our inventory for obsolescence and declines in market value below cost. Estimated obsolescence or unmarketable inventory led to write-downs of our inventory to the estimated market value based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favourable than those projected by us, additional inventory write-downs may be required. No significant write downs were recognized in 2005.

Realizability Of Tax Loss Carryforwards

         We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Changes in local income tax rates may also affect deferred tax assets.

         As of December 31, 2005, we had approximately $371.2 million (net of restricted portion due to the EC decision) of net operating tax loss carry forwards, primarily in Austria. Austria allows an unlimited carryover of net operating losses. Accordingly, we believe it is more likely than not that we will utilize $310.8 million of net operating loss carryforwards to lower cash taxes on future taxable income (see Note 21 to the consolidated financial statements). The realization of operating loss carry forwards is ultimately dependent upon our ability to generate future earnings in the respective jurisdictions. There can be no guarantee that we will generate future earnings.

Recent Accounting Pronouncements

         In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Financial Instruments"("SFAS 155"). SFAS No. 155 amends SFAS No 133, "Accounting for Derivative Instruments and Hedging Activities", and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS No. 155, permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on the qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is applicable to new or modified financial instruments in fiscal years beginning after September 15, 2006. We are currently evaluating the potential impact, if any, that the adoption of SFAS 155 will have on our consolidated financial statements.

         In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections-a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS 154"), which changes the requirement for the accounting and reporting of a change in accounting principle. SFAS 154 eliminates the requirement in APB Opinion No. 20, "Accounting Changes," to include the cumulative effect of changes in accounting principle in the income statement in the period of change. Instead, to enhance the comparability of prior period financial statements, SFAS 154 requires that changes in accounting principles are retrospectively applied, unless directed otherwise by a new pronouncement. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the initial adoption of SFAS 154 to have a material impact on the Company's financial statements.

     In March 2005, the FASB Staff issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN 47"). FIN 47 clarifies the term conditional asset retirement obligation as used in FASB Statement No. 143, "Accounting for Asset Retirement Obligations" as well as other issues related to asset retirement obligations. FIN 47 is effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on the Company's financial statements.

         In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). SFAS 123R addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise. It also addresses transactions in which an entity incurs liabilities in exchange for goods and services that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. The revised statement generally requires that an entity account for those transactions using the fair-value-based method, and eliminates the intrinsic value method of accounting in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS 123R requires an entity to recognize the grant-date fair-value of stock options and other equity-based compensation issued to employees in the income statement. SFAS 123R also requires entities to disclose information about the nature of the share-based payment transactions, the method used to estimate fair value of goods and services received or the value of the equity instruments granted, and the effects of those transactions on the financial statements. On April 14, 2005, the U. S. Securities and Exchange Commission (the "SEC") announced that SFAS 123R is to be effective for fiscal years beginning after June 15, 2005 for entities other than small business issuers, and applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. The revised statement also applies to the portion of outstanding awards for which the requisite service has not yet been rendered based on the grant-date value of these awards. Retrospective application is permitted. The SEC issued Staff Accounting Bulletin 107 "Share-Based Payment" ("SAB 107") in March 2005 that interprets the interaction of SFAS 123R and certain SEC rules that must be applied on the adoption of SFAS 123R. The Company will adopt SFAS 123R and SAB 107, using modified prospective application, for fiscal year 2006. The adoption of SFAS 123R and SAB 107 is not expected to materially impact the Company's financial statements.

         In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non monetary Assets - An Amendment of APB Opinion No. 29" ("SFAS 153") which eliminates the exception for non monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non monetary assets that do not have commercial substance. The Company is required to adopt SFAS 153 for non monetary asset exchanges occurring in the first quarter of 2006. The Company is currently in the process of evaluating the impact of SFAS 153 and does not expect it, to have a material impact on its financial statements.

         In November 2004, FASB issued SFAS No. 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4" ("SFAS 151"). This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of abnormal. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is currently in the process of evaluating the impact of SFAS 151 and does not expect it to have a material impact on its financial statements.

Results of Operations

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

     The following table sets forth each line item of our consolidated statement of operations as a percentage of total revenues for the periods shown:

                                                                           For the Years Ended December 31,
                                                                      2004                      2005            Change
                                                            ------------------------  ----------------------  -----------
                                                                $             %           $            %           $
                                                            ---------     --------    ---------    ---------   ----------
                                                                            (in thousands, except percentages)
Total net revenues .......................................   467,014       100.0%      446,882       100.0%      (20,132)
Cost of sales ............................................   294,360        63.0%      272,532        61.0%      (21,828)
                                                            ---------     --------    ---------    ---------   ----------
Gross profit .............................................   172,654        37.0%      174,351        39.0%        1,697
                                                            =========     ========    =========    =========   ==========
Selling and marketing expense.............................   118,511        28.1%      116,529        26.1%       (1,982)
General and administrative expense (excluding
non-cash compensation expense) ...........................    41,883         9.0%      38,602          8.6%       (3,281)
Non-cash compensation expense ............................       555         0.1%          863         0.2%          308
Gain on sale of property .................................    (5,650)       (1.2%)      (7,246)       (1.6%)      (1,596)
Restructuring costs ......................................     2,347         0.5%        6,173         1.4%        3,826
                                                            ---------     --------    ---------    ---------   ----------
Operating Income .........................................    15,008         3.2%       19,431         4.3%        4,423
                                                            =========     ========    =========    =========   ==========
Interest expense .........................................   (25,699)      (5.5%)      (16,081)       (3.6%)       9,618
Interest income ..........................................     2,121        0.5%        2,685          0.6%          564
Foreign exchange gain (loss) .............................     (606)       (0.1%)        2,763         0.6%        3,369
Other income (expense), net ..............................      (97)       (0.0%)          125         0.0%          222
                                                            ---------     --------    ---------    ---------   ----------
Income (loss) from operations before income taxes.........   (9,274)       (2.0%)        8,923         2.0%       18,197
                                                            =========     ========    =========    =========   ==========
Income tax expense .......................................  (27,661)       (5.9%)         (929)       (0.2%)      26,732
                                                            ---------     --------    ---------    ---------   ----------
Net Income (Loss) ........................................  (36,935)       (7.9%)        7,994         1.8%       44,929
                                                            =========     ========    =========    =========   ==========


         Total Net Revenues. For the year ended December 31, 2005, total revenues decreased by $20.1 million, or 4.3%, to $446.9 million from $467.0 million in 2004. This decrease was due to the weakening of the euro against the U.S. dollar in the fourth quarter of the year which negatively affected our Winter Sports revenues, lower sales value of tennis racquets, bags and tennis balls which were partially offset by higher sales volumes in tennis racquets and decreased diving sales. These negative effects on revenues were partially offset by increased licensing revenues and lower sales deductions.


         The following table sets forth revenues for each of our product categories for each of the years ended December 31, 2004 and 2005:

                                        For the Years Ended December 31,
                                    ---------------------------------------
                                       2004          2005     % Changes
                                    ----------   ----------  --------------
                                      (in thousands, except percentages)
Product category:
Winter Sports ....................$   223,211   $   216,262      (3.1%)
Racquet Sports ...................    168,037       166,636      (0.8%)
Diving ...........................     75,453        61,405     (18.6%)
Licensing ........................     11,059        12,219      10.5%
                                   -----------    ----------    -------
Total Revenues ...................    477,759       456,522      (4.4%)
Other Revenues ...................      1,326         1,446       9.0%
Sales Deductions .................    (12,071)      (11,086)     (8.2%)
                                   -----------    ----------    -------
    Total Net Revenues ...........$   467,014       446,882       4.3
                                   ===========    ==========    =======

         Winter Sports revenues decreased by $6.9 million, or 3.1%, to $216.3 million from $223.2 million in 2004. This decrease was due to lower sales volumes for skis and bindings and the weakening of the euro against the U.S. dollar in the last quarter of the year partly offset by higher sales volumes for ski boots and the introduction of snowboard protection wear.

         Racquet Sports revenues decreased by $1.4 million, or 0.8%, to $166.6 million from $168.0 million in 2004. This decrease resulted mainly from lower sales due to less favorable product and country mix for the Company's tennis racquets and lower sales volumes of its bags and tennis balls. This decrease was partly offset by significantly higher sales volumes in tennis racquets, better product mix in tennis balls and the strengthening of the euro against the U.S. dollar during the main delivery period during the first half of the year.

         Diving product revenues decreased by $14.0 million, or 18.6%, to $61.4 million from $75.5 million in 2004, reflecting the unfavorable market conditions and our strategy of improving product mix and generating higher margins rather than increasing revenues. The strengthening of the euro against the U.S. dollar partly offset the decline in revenues.

         Licensing revenues increased by $1.2 million, or 10.5%, to $12.2 million from $11.1 million in 2004 mainly due to increased revenues from existing contracts and from new licensing agreements.

         Other revenues include amounts billed to customers for shipping and handling. These amounts are recognized also as selling and marketing expense.

         Sales deductions consist of sales incentives, which are earned by our customers subsequent to delivery of our product, including cash discounts for volume rebates and other than cash consideration. Sales deductions decreased by $1.0 million, or 8.2%, to $11.1 million from $12.1 million in 2004 mainly due to declining revenues.

         Cost of Sales. Cost of Sales decreased by $21.8 million or 7.4% due to declining revenues and our restructuring programs which positively affected manufacturing costs for ski boots, tennis racquets, tennis balls and fins. The positive impact of these restructuring programs was partially offset by the increase in oil and steel prices on the world market, which led to cost increases in plastic components (bindings, boots, fins), carbon-fibers and metal parts (e.g., binding components and ski edges).

         Gross Profit. Gross profit increased by $1.7 million to $174.4 million from $172.7 million in 2004 due to improved operating performance as a result of our restructuring programs which positively affected manufacturing cost, as well as more favorable product mix. Gross margin increased to 39.0% for the twelve months ended December 31, 2005 from 37.0% in the comparable 2004 period.

         Selling and Marketing Expense. Selling and marketing expense decreased by $2.0 million, or 1.7%, to $116.5 million from $118.5 million in 2004. The decrease was due mainly to lower variable distribution costs as a consequence of declining sales partly offset by higher expenditures for advertising and selling departments.

         General and Administrative Expense. General and administrative expense decreased by $3.3 million, or 7.8%, to $38.6 million from $41.9 million in 2004. This decrease was due to lower expenses for warehouse and administration due to tight expense controls and our restructuring programs.

         Non-Cash Compensation Expense. We recorded $0.9 million in 2005 compared to $0.6 million in 2004 as non-cash compensation expense due to the grant of stock options under our stock option plans of 1998, 2001 and 2005, and the resulting amortization expense.

         Gain on Sale of Property. In June 2005, we sold the property in Tallinn, Estonia which was previously leased and realized a gain of $7.2 million. In September 2004, we realized a gain of $5.7 million from the sale of our property in Mullingar, Ireland.


         Restructuring. We outsourced 90% of the remaining tennis racquet production from our European sites in Kennelbach, Austria, and Budweis, Czech Republic, to China, and expensed $3.9 million, in which $1.0 million related to severance payments for employee terminations, $1.1 million related to preduction inefficiency and $1.8 million related to impairment of fixed assets for buildings, machinery and equipment no longer in use. We also restructured our ski binding production, closing the site in Neusiedl, Austria, transferring some activities to our plant in Litovel, Czech Republic, and outsourcing a portion of binding assembly. The related restructuring charges amounted to $0.7 million. We also began to reduce production capacity for some diving products in Italy, which will lead to a reduction in work force and we recognized additional termination expenses of $1.6 million in 2005. Total restructuring charges for 2005 amounted to $6.2 million. We recorded restructuring costs of $2.3 million, in the year ended December 31, 2004, consisting of dismissal and transfer costs in connection with the closing of our production facility in Mullingar, Ireland, and our plant in Tallinn, Estonia.

         Operating Income. As a result of the foregoing factors, operating income for the twelve months ended December 31, 2004 increased by $4.4 million to $19.4 million from $15.0 million in 2004.

         Interest Expense. For the year ended December 31, 2005, interest expense decreased by $9.6 million or 37.4% to $16.1 million from $25.7 million in 2004. This decrease was mainly due to the write-off of the capitalized debt issuance costs of $3.2 million relating to our former 10.75% senior notes, which were repaid with proceeds from our newly issued 8.5% senior notes in January 2004. The premium of $4.4 million for the early redemption of the 10.75% senior notes was reported in 2004. In addition, interest expenses for the 8.5% senior notes decreased as a result of our note repurchase program.

         Interest Income. Interest income increased by $0.6 million to $2.7 million from $2.1 million in 2004. This increase was due mainly to higher cash on hand.

         Foreign Exchange Gain (Loss). In 2005, we recorded a foreign currency exchange gain of $2.8 million, compared to a loss of $0.6 million in 2004 as a result of the revaluation of foreign currency assets and liabilities at the exchange rate as of December 31, 2005.

         Other Expense, net. Other expense, net increased by $0.2 million to $0.1 million from other expense, net of $0.1 million in 2004.

         Income Tax Expense. In 2005, income tax expense decreased by $26.7 million to $1.0 million from $27.7 million in 2004. This decrease in income tax expense is mainly due to a reduction in the Austrian tax rate which, in 2004, led to a decrease in deferred tax assets resulting from tax losses carried forward of $24.9 million as well as the non-taxable gain on sale of property in Estonia of $7.2 million.

         Net Income (Loss). As a result of the foregoing factors, we recorded net income of $8.0 million for 2005, compared to net loss of $36.9 million in 2004.


Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

         The following table sets forth each line item of our consolidated statement of operations as a percentage of total revenues for the periods shown:

                                                                          For the Years Ended
                                                                             December 31,
                                                                    2003                       2004               Change
                                                         -----------------------    ------------------------    ---------
                                                             $               %           $               %          $
                                                         ---------        ------    ----------        ------    ---------
                                                                        (in thousands, except percentages)
Total net revenues ....................................    422,330         100.0%      467,014         100.0%      44,684
Cost of sales .........................................    266,023          63.0%      294,360          63.0%      28,337
                                                         ---------        ------    ----------        ------    ---------
Gross profit ..........................................    156,307          37.0%      172,654          37.0%      16,347
                                                         =========        ======    ==========        ======    =========
Selling and marketing expense .........................    108,193          25.6%      118,511          25.4%      10,318
General and administrative expense (excluding
non-cash compensation expense) ........................     38,847           9.2%       41,883           9.0%       3,036
Non-cash compensation expense .........................        654           0.2%          555           0.1%         (99)
Gain on sale of property ..............................         --          --          (5,650)         (1.2%)     (5,650)
Restructuring costs ...................................      8,368           2.0%        2,347           0.5%      (6,021)
                                                         ---------        ------    ----------        ------    ---------
Operating Income ......................................        245           0.1%       15,008           3.2%      14,763
                                                         =========        ======    ==========        ======    =========
Interest expense ......................................    (13,999)         (3.3%)     (25,699)         (5.5%)    (11,700)
Interest income .......................................      1,050           0.2%        2,121           0.5%       1,071
Foreign exchange loss .................................     (1,103)         (0.3%)        (606)         (0.1%)        497
Other expense, net ....................................        (18)         (0.0%)         (97)         (0.0%)        (79)
                                                         ---------        ------    ----------        ------    ---------
Loss from operations before income taxes ..............    (13,825)         (3.3%)      (9,274)         (2.0%)      4,551
                                                         =========        ======    ==========        ======    =========
Income tax expense ....................................       (832)         (0.2%)     (27,661)         (5.9%)    (26,829)
                                                         ---------        ------    ----------        ------    ---------
Net Loss ..............................................    (14,657)         (3.5%)     (36,935)         (7.9%)    (22,278)
                                                         ---------        ------    ----------        ------    ---------


         Total Net Revenues. For the twelve months ended December 31, 2004, total net revenues increased by $44.7 million, or 10.6%, to $467.0 million from $422.3 million in 2003. This increase was mainly due to the strengthening of the euro against the U.S. dollar as well as a positive development of the sales in our winter sports and diving divisions.

         The following table sets forth revenues for each of our product categories for each of the years ended December 31, 2003 and 2004:

                                                          For the Years Ended December 31,
                                                   -------------------------------------------
                                                      2003               2004          % Changes
                                                   ---------          ---------        ---------
                                                         (in thousands, except percentages)
Product category:
Winter Sports ................................     $ 188,768          $ 223,211           18.2%
Racquet Sports ...............................       166,417            168,037            1.0%
Diving .......................................        66,322             75,453           13.8%
Licensing ....................................         9,701             11,059           14.0%
                                                   ---------          ---------        -------
Total Revenues ...............................       431,208            477,759           10.8%
Other Revenues ...............................         1,394              1,326           (4.9%)
Sales Deductions .............................       (10,272)           (12,071)          17.5%
                                                   ---------          ---------        -------
   Total Net Revenues ........................     $ 422,330          $ 467,014           10.6%
                                                   ---------          ---------        -------

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

         Restructuring .In 2004, the transfer of the skiboot production from Estonia to Czechia, the transfer of the jacket production from Estonia to Bulgaria, the transfer of the tennis-ball production from Ireland to Phoenix USA and the expansion of our ski plant in Budweis were completed successfully.We started materializing benefits of these projects in the second half of 2004 partly offset by one-off costs. We recorded restructuring costs of $2.3 million in 2004 consisting of dismissal and transfer costs in connection with the closing of our production facility in Mullingar, Ireland and our plant in Tallinn, Estonia.

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

         Other (Expense), net. Other expense, net increased by $0.08 million to a net expense of $0.1 million from $0.02 million in 2003.

         Income Tax Expense. In 2004, income tax expense increased by $26.8 million to $27.7 million from $0.8 million in 2003. This increase in income tax expense is mainly due to a reduction in the Austrian tax rate which led to a decrease in deferred tax assets resulting from tax losses carried forward of $24.9 million.

         Net Loss. As a result of the foregoing factors, we had a net loss of $36.9 million in 2004, compared to a net loss of $14.7 million in 2003.

5.B.     Liquidity and Capital Resources

         Our liquidity needs arise principally from working capital requirements, capital expenditures and asset acquisitions. Given the nature of winter sports, and to a lesser extent racquet sports, our operating cash flow and working capital needs are highly seasonal. See "Factors Affecting Revenues" above. Our need for cash is greater in the third and fourth quarters when cash generated from operating activities, together with drawdowns from our bank lines, are invested in inventories and receivables. Historically, our primary sources of liquidity have been cash provided from operating activities, proceeds from the issuance of debt and equity securities and borrowings under various credit facilities available to us and our subsidiaries.

         In 2005, cash generated from operating activities increased by $32.2 million, or over 400%, to $40.0 million from $7.8 million in 2004. This increase was mainly the result of our higher net income and lower working capital requirements in 2005, which reflected lower trade accounts receivable as a result of lower annual sales and lower inventories reflecting the weakness of the euro against the U.S. dollar in the last quarter of the year compared to 2004. We used this cash from operations, together with cash from the sale of our premises in Estonia, to purchase property, plant and equipment for $18.6 million, mainly to replace manufacturing equipment; to repurchase $18.8 million of the Company's 8.5% senior notes; to pay back $1.1 million of other long-term debt; and to purchase available for sale marketable securities (principally cash bonds) for $5.3 million. In 2004, the cash flows from operating activities, part of the proceeds of the Company's newly issued 8.5% senior notes and cash from sale of the Company's premises in Ireland were primarily used to purchase property, plant and equipment of $23.2 million, mainly to replace and improve manufacturing equipment; and to purchase available for sale marketable securities of $13.6 million.

         Total debt as of December 31, 2005 was $190.4 million, consisting of short-term borrowings of $32.7 million, other long-term debt of $26.6 million and 8.5% Senior Notes of $131.1 million. As of December 31, 2004 total debt amounted to $242.7 million, consisting of short-term borrowings of $39.9 million, other long-term debt of $31.0 million and 8.5% Senior Notes of $171.8 million.

         As of December 31, 2005, we had $53.7 million cash on hand and $1.0 million in available unused credit facilities. As of December 31, 2004, we had $59.6 million cash on hand and aggregate undrawn credit facilities of $2.5 million.

         As described above, we operate in a multi-currency environment and are subject to currency translation risk and, to a lesser extent, currency transaction risk. We incur transaction risk whenever one of our subsidiaries enters into a transaction using a currency other than its functional currency. In order to reduce this risk, we seek to match our revenues and costs in each currency. We also hedge part of our firm commitments for sales to Japan, Switzerland and Canada through forward contracts and options with Austrian banks. As of December 31, 2005, we had seven forward contracts on Japanese yen totaling $4.5 million, nine Canadian dollar forward contracts totaling $6.7 million, five British pounds forward contracts totaling $3.8 million, three Swiss franc forward contracts totaling $6.1 million and two option contracts on Japanese yen totaling $2.2 million. We recorded foreign exchange losses of $1.1 million and $0.6 million in 2003 and 2004, respectively and foreign exchange gains of $2.8 million in 2005. See "Quantitative and Qualitative Disclosures About Market Risk".

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

Loan Agreements

         Senior Notes. On July 15, 1999, one of our wholly-owned subsidiaries, Head Holding, issued (euro)100.0 million of senior notes. The notes bore interest of 10.75% per annum, which was payable semi-annually and was to mature in total on July 15, 2006. Among other restrictions, the notes included certain restrictive terms regarding investments, distributions and incurrence of additional indebtedness by us. On January 5, 2000, a registration statement for the exchange of the original 10.75% senior notes for new 10.75% senior notes was made effective by the U.S. Securities Exchange Commission (SEC). On February 9, 2000, this Exchange Offer was consummated. In October 2000, we repurchased
(euro)30.9 million of its senior notes in a series of transactions using part of the proceeds of our initial public offering. In July 2002, we repurchased another (euro)3.6 million of its senior notes. At December 31, 2003, we had
(euro)65.5 million ($82.9 million) of senior notes outstanding. In January 2004, one of our subsidiaries issued (euro)135.0 million of 8.5% unsecured senior notes due 2014, guaranteed by Head N.V. and certain of its subsidiaries. The notes are listed on the Luxembourg Stock Exchange. With the proceeds from the sale, all of our outstanding 10.75% senior notes due 2006 were redeemed. The total redemption payment was (euro)70.1 million of which (euro)3.5 million represents the redemption premium. In addition, we used a portion of the remaining proceeds to repay (euro)25.8 million of other outstanding debt. In June 2004, we repurchased the equivalent of (euro)5.5 million of our 8.5% senior notes for (euro)5.0 million ($5.9 million) and realized a gain of $0.4 million. As a result of this transaction, we wrote-off $0.07 million of debt issue costs. In 2005, we repurchased the equivalent of (euro)15.7 million of our 8.5% senior notes for (euro)14.3 million ($18.8 million) and realized a gain of $0.9 million. As a result of this transaction, we wrote-off $0.2 million of debt issue costs. At December 31, 2004 and 2005, we had (euro)126.2 million ($171.8 million) and (euro)111.1 million ($131.1 million), respectively of senior notes outstanding.

         Sale-Leaseback. We entered into an agreement on June 28, 2002, whereby we sold land and building to an unrelated bank and leased it back over a 15 year term. The proceeds of this sale were (euro)10.6 million. We have the obligation to purchase the property back after 15 years for (euro)8.2 million. We may also repurchase the property at our option from the first until the tenth year of the arrangement for the present value of the future lease payments and the remaining residual value. We are also required to pay the bank a monthly deposit of
(euro)0.01 million, which will be repaid to us, plus interest of 6.7%, at the time of repurchase. Because of our continuing involvement, this transaction has been accounted for as a financing such we have recorded (euro)10.6 million of cash and long-term borrowings at the inception date of this agreement. At December 31, 2004 and 2005, the remaining obligation under the financing agreement is $14.1 and $12.1 million, respectively.

         Mortgage Agreement. In 2002, one of our subsidiaries entered into a mortgage agreement secured by the Penn Phoenix property with an unrelated financial institution of $4.8 million over a 15 year term at an interest rate of 7.33%. At December 31, 2004 and 2005, the outstanding balance of the mortgage was $4.3 million and $4.1 million, respectively.

         Other Long-Term Debt. Other long-term debt comprises secured loans in Italy and the Czech Republic outstanding with several banks. At December 31, 2004 and 2005, the remaining outstanding long-term debt was $12.5 million and $10.4 million, respectively. The weighted average interest rate on outstanding borrowings was 2.6% and 2.4% as of December 31, 2004 and 2005, respectively. Borrowings mature at various dates through 2011. As of December 31, 2004, we had an aggregate amount of approximately $0.1 million long-term debt respectively owed to several Austrian government agencies. This debt is denominated in euro and had a weighted average interest rate on outstanding borrowings of approximately 4.3%. This long-term debt was payable over several years, with the final payments paid in 2005.

         Oesterreichische Kontrollbank Aktiengesellschaft (OeKB). As of December 31, 2004 and 2005, we had outstanding borrowings under this line of credit of $20.4 million and $17.7 million, respectively, with Austrian banks in the context of Austrian export promotion programs administered by Oesterreichische Kontrollbank Aktiengesellschaft. The weighted average interest rate on this indebtedness was 2.65% at both December 31, 2004 and 2005. These loans had been made in the form of credits for specific exports. The amounts owed are secured by bills of exchange and by all Austrian trade receivables. No more credit facilities are available under these terms of commitment.

         Japanese Bank Loans. As of December 31, 2004 and 2005, HTM Sports Japan KK, one of our Japanese subsidiaries, had short-term credit lines with Sumitomo Bank of approximately $17.4 million and $13.4 million, respectively that are renewed annually. We guarantee the payments to Sumitomo Bank in the amount of the outstanding debt. The weighted average interest rate on these loans was 3.0% at December 31, 2004 and 2005.

         Other Lines of Credit. As of December 31, 2004 and 2005 we had $1.9 million and $1.6 million under other operating lines of credit in Canada with a weighted average interest rate of 4.75%, respectively. The unused credit facility as of December 31, 2004 and 2005 amounted to $2.5 million and $1.0 million, respectively.

         Operating Credit Lines. As of December 31, 2004, we had outstanding debt of $0.2 million with various Austrian banks. The weighted average interest rate on outstanding loans was 4.5% at December 31, 2004.

Capital Expenditures; Research and Development

         We expect to spend approximately $60 million on investment in property, plant and equipment and $45 million on research and development in the 2006 to 2008 period financed through our operating cash flow. These expenses will be primarily for the design and manufacturing of products that are scheduled to be introduced and existing products which we expect to continue selling during the period.

5.C.     Research and Development, Patents and Licenses

         We believe that we are an industry leader in the development of innovative and technologically advanced sports equipment. Our research and development groups identify consumer needs and shifts in consumer preferences in order to develop new product ideas and concepts. In addition, we encourage cross-fertilization of ideas among divisions, which has led to further product innovations. In 2003, 2004 and 2005, we spent approximately $13.6 million $15.5 million and $13.8 million, respectively, on engineering, research and development and $0.7 million, $1.0 million and $0.6 million, respectively, for patents and licenses. To ensure quality and precision, the majority of our products are designed on our own computer-aided design and manufacturing (CAD/CAM) systems.

5.D.     Trend Information

         We operate in mature markets that in 2005 experienced flat to slightly declining conditions on a worldwide basis. The industry trend continues to be towards a consolidation of participants who are able to provide retailers with offerings across all product segments within the sporting categories. This trend has been most pronounced in the Winter Sports market, where almost all companies now offer the full range of products consisting of skis, ski boots, bindings and snowboards.

         Continuing weakness in the Japanese market has particularly affected the Winter Sports market and we expect this trend to continue in 2006. We have seen some recovery in the U.S. market, especially in Racquet Sports, although on a worldwide basis this growth was offset by poor weather conditions suppressing Racquet Sports sales in Europe.

         Our overriding strategy continues to be the development of innovative products across all of the markets within which we operate.

         Revenues Growth and Currency Fluctuations

         While we report our results in U.S. dollars, approximately 60% of our revenues are in euros and the majority of our manufacturing is on a euro cost basis. As a consequence, currency fluctuations have an effect upon our reported results. Within a given period, the appreciation of the euro against the dollar will be reflected in higher revenues and costs on a translation basis, and conversely, when it depreciates, we would expect to show lower revenues and costs. Given the current order flow, we expect that our revenue in 2006 will be in line with 2005.

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

         Product Outlook

         In Winter Sports, we see a significant trend towards integrated, better coordinated ski-binding-boot systems. We anticipate that retailers will become more cautious in placing pre-season orders. In 2005, re-orders were slow until end of November but improved toward the end of the year as a result of good snow conditions worldwide. For 2006, we will be concentrating on improving product mix, especially on extending our high end product line, as we expect the consumer preference for high performance sports products to continue. We will extend our integrated line of ski products and concentrate on improving the ski product mix. For those products for which there is high demand, such as our best-selling SL 100 bindings, we will focus on increased profitability. We continually introduce new technical features for improved performance, safety and comfort such as the integrative solutions with new totally integrated tool free systems (Railflex System), innovative light-weight constructions, the use of liquid metal on our top range of skis as well as changes in styling and appearance in each two- to three-year product cycle. Rental equipment is another segment we will focus on in 2006.

         In snowboards, where we have recently introduced the Intelligence technology, we continue to outsource product manufacturing, on an increasing basis from companies in China, with a focus on cost efficiency and high quality in manufacturing.

         In ski boots, where we have renewed our high end range, we plan to maintain our cost efficiency in production and concentrate on improving our product mix.

         In Racquet Sports, we expect the tennis racquet and ball market to be stable during 2006. New racquet products, including an exclusive women's range, will be launched during the summer of 2006. We also expect no major changes in tennis balls, but believe the current industry overcapacities will maintain pressure on prices and margins.

         In Diving, we are successfully introducing our products in new geographical areas such as Eastern European and Southern Asia. During the 2005 season attention was given to reducing the number of offered products in order to have a simpler and more efficient line still able to fulfill all divers' needs.

5.E.     Off-Balance Sheet Arrangements

         We have no off-balance sheet entities or off-balance sheet arrangements that are reasonably likely to have a material impact on our financial position and results of consolidated operations.

5.F.     Disclosures of Contractual Obligations

         Obligations to make future payments under contracts for the periods indicated are as follows as of December 31, 2005 (in thousands):


                                        Less than 1
Contractual Obligations                     year        1 - 3 years     3 - 5 years    After 5 years       Total
----------------------------------------------------------------------------------------------------------------------
Long-Term Debt Obligations
     8.50% Senior Notes due 2014            $      --              --              --         131,078    $    131,078
     Mortgage                                     228             508             589           2,804           4,130
     Other Long-Term Debt                       2,112           4,213           1,984           2,088          10,397
Capital (Finance) Lease Obligations
     Sale-Leaseback                               147             325             372          11,246          12,090
Operating Lease Obligations
     Operating Leases                           4,101           6,434           4,062           1,521          16,117
Sourcing Agreements                               299             598             299              --           1,197

         In connection with our benefit plans we are required to meet certain funding requirements, which could require us to make certain cash payments in the future. The Company does not expect to make significant contributions during 2006.

         In January 2004, one of our subsidiaries sold (euro)135.0 million of 8.5% unsecured senior notes due 2014. With the proceeds from the sale, all of our outstanding 10.75% senior notes due 2006 were redeemed.

         The contractual interest in our mortgage agreement is 7.33%, in our sales-leaseback agreement 6.7% and in our other long-term debt it varies between 2.0% and 6.0% (2.4% on average).

         Expected interest expense on contractual obligations for the periods indicated are as follows as of December 31, 2005 (in thousands):


                                          Less than 1
Expected Interest Expense                     year         1 - 3 years     3 - 5 years     After 5 years       Total
----------------------------------------------------------------------------------------------------------------------
Long-Term Debt Obligations
     8.50% Senior Notes due 2014            $   9,675          19,350          19,350          29,832          78,207
     Mortgage                                     303             550             467             836           2,156
     Other Long-Term Debt                         251             349             202              28             829
Capital (Finance) Lease Obligations
     Sale-Leaseback                               800           1,569           1,523           4,246           8,433


ITEM 6:  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.     Directors and Senior Management

         Under Head N.V.'s articles of association, a Dutch foundation called the Stichting Head Option Plan has the power to nominate all members of the Management Board, appoint one-third of the Supervisory Board and nominate the remaining members of the Supervisory Board. The Board of the Stichting is controlled by Head Sports Holdings N.V. and Johan Eliasch jointly. Head Sports Holdings N.V. is an entity controlled by Johan Eliasch and his family members.

Supervisory Board

         The Supervisory Board is responsible for overseeing Head N.V.'s Management Board and the general course of affairs of Head N.V.'s business. Head N.V.'s Supervisory Board currently has three members, whose names and biographies are set forth below.

    The following table sets forth information with respect to Head N.V.'s Supervisory Board.

        Name                    Age                        Title
--------------------            ---         -----------------------------------
William S. Cohen                64          Member of the Supervisory Board
Jurgen Hintz                    62          Member of the Supervisory Board and
                                            Audit Committee
Viktor Klima                    57          Member of the Supervisory Board and
                                            Audit Committee

         Secretary William S. Cohen has been a Member of the Supervisory Board of Head N.V. since May 2001, Secretary Cohen is a former U.S. Secretary of Defense (1997-2001) and has served in both the U.S. Senate (1979-1997) and the U.S. House of Representatives (1973-1979). He is currently the Chairman and CEO of The Cohen Group, an international strategic business consulting firm based in Washington, DC. Secretary Cohen also serves as a Director of CBS.

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

         Mr. Viktor Klima served as Chancellor of the Republic of Austria from January 1997 until his resignation February 2000. In this capacity Mr. Klima held the Presidency of the European Union in the second half of 1998. Prior to serving as Chancellor, he served as Minister of Finance 1996-97 and Minister of Public Economy and Transport 1992-96. Prior to his political career, he was a member of the management board of the OMV oil company, responsible for finance, capital markets and acquisitions. Prior to this position he held various management positions within OMV. Mr. Klima took up a senior management position with Volkswagen in October 2000.

Management Board and Key Executive Officers

         Our amended articles of association provide for a Management Board that is responsible for our management under the general supervision of the Supervisory Board. Our Management Board currently has four members, whose names and biographies are set forth below along with those of our executive officers. See "Summary of Material Provisions of our Articles of Association and Other Matters - Management Board".

         The following table sets forth information with respect to our Management Board and other key executive officers of our consolidated group.

           Name             Age                    Title
 -----------------------    ---  ----------------------------------------------
 Johan Eliasch..........    44   Chairman of the Management Board, and Chief
                                 Executive Officer
 Ralf Bernhart..........    54   Member of the Management Board and Chief
                                 Financial Officer (Managing Director of HTM
                                 Sport-und Freizeitgerate AG)
 George F. Nicolai......    53   Member of the Management Board
 Robert van de Voort....    50   Member of the Management Board
 Klaus Hotter...........    50   Executive Vice President, Winter Sports
                                 Division (Managing Director of Head Sport AG)
 Georg Kroll............    57   Executive Vice President, Licensing Division
                                 (Managing Director of Head Sport AG)
 Robert Marte...........    52   Executive Vice President, Racquet Sports
                                 Division (Managing Director of Head Sport AG)
 Edgar Pollmann.........    61   Executive Vice President, Operations (Managing
                                 Director of HTM Sport- und Freizeitgerate AG)
 Gerald Skrobanek.......    40   Managing Director, Diving Division (Managing
                                 Director of Head Sport AG and Mares S.p.A.)
 Gunter Hagspiel........    42   Vice President Finance and Controlling
                                 (Managing Director of Head Sport AG)
 Jacques Altimani.......    59   Vice President, European Distribution
                                 (Managing Director of Head International GmbH)
 David Haggerty.........    48   President, Head/Penn Racquet Sports Inc.
 Kevin Kempin...........    47   Vice President, Sales/Marketing Racquet Sports
                                 U.S. and Penn Worldwide

         Mr. Johan Eliasch has served as Chairman of the Management Board of Head N.V. and Group Chief Executive Officer since September 1995. He has been Managing Director of Head Holding Unternehmensbeteiligung GmbH since September 10, 1998 and a member of the Supervisory Board of HTM since 2000. Since 1991, he has been Chairman of Equity Partners Limited. Mr. Eliasch also serves in the U.K. as the Deputy Party Treasurer of the Conservative Party.

         Mr. Ralf Bernhart has served as the Chief Financial Officer of the Head group of companies since March 1996. He was a member of the HTM Supervisory Board in 1995 prior to becoming a member of the HTM Management Board in 1996. He has been a Managing Director of Head Holding Unternehmensbeteiligung GmbH since July 19, 1999, and in October 2000, he became a member of the Management Board of Head N.V. Prior to joining Head N.V., from 1990 to 1995, Mr. Bernhart was a member of the Executive Board of Hafslund Nycomed Pharma AG, Austria, a leading pharmaceutical company.

         Mr. George F. Nicolai, born in 1953, was a member of the management team of MeesPierson Intertrust BV from 1989 until 2003, and continues to act as a non-executive director. After finishing his law degree at the University of Utrecht, he joined Pierson Heldring & Pierson (now Fortis Bank) serving in a variety of executive positions, both in the Netherlands and abroad. He currently also serves as a member of the board of directors of several Dutch subsidiaries of international companies such as Rothschilds, Volvo, National Grid and Pirelli and as chairman of several foundations.

         Mr. Robert van de Voort In May 2002 he was named to the Management Board. Mr. van de Voort is a lawyer and is the co-founder and managing director of the TMF Group of companies. This group is active in a wide range of financial services including corporate and structured finance. Mr. van de Voort has a number of other board directorships as well as Supervisory Board memberships.

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

         Mr. Gerald Skrobanek joined the Head group in September 2000. After having managed IT and Global Supply Chain Management for more than two years, Mr. Skrobanek took over the responsibility for Head Sport AG's global operations. He has served as Managing Director of the Diving Division of Mares S.p.A since September 2005. Prior to joining Head, Mr. Skrobanek served as Chief Information Officer for Vianova Resins, an international chemical company and Wienerberger, a leading building material producer.

         Mr. Gunter Hagspiel joined Head Sport AG in May 1996. After working in Controlling for 2 years in Austria, he went on an international assignment to the U.S. to become the Controller of Head USA. In 2001 Mr. Hagspiel was promoted to CFO and COO of the U.S. company. Since August 2005, he has served as Vice President Finance & Controlling in Austria and was appointed Managing Director of Head Sport AG. Prior to joining Head, Mr. Hagspiel was working as a Management Consultant at the Management Zentrum St. Gallen (MZSG) and as Manager at IBM in Vienna.

         Mr. Jacques Altimani joined our group in 1975 and was responsible for building up our French subsidiary, now Head Tyrolia Sports S.A. In addition to acting as Managing Director of our French subsidiary, he took over the responsibility for our European Distribution and was appointed Managing Director of Head International GmbH in 2002. Prior to joining us, Mr. Altimani worked as area manager for the North American market for Hart skis and Ramy skis, bindings and ski poles.

         Mr. David Haggerty was named President of Head/Penn Racquet Sports in January 2001. In November 2002, he was appointed as Chief Executive Officer of Head N.V.'s business in the U.S. From January 1999 until taking this position, he was chief operating officer of Head USA, and Vice President/ General Manager of Head USA Racquet Sports from August 1998 until January 1999. Mr. Haggerty was President of Dunlop Sports from August 1996 to August 1998 and President of Dunlop Slazenger Racquet Sports from October 1994 to August 1996. From 1980 to 1993, he held various management positions with Prince Sports Group.

         Mr. Kevin Kempin joined the Head Group in 1993 as Vice President of Key Accounts in our U.S. Racquet Sport business. Before joining Head, Mr. Kempin was Director of Tennis at the University of Utah in 1983-84, and thereafter served for eight years as a key sales manager and then vice president at Prince Sports. Mr. Kempin is currently Vice President of Sales and Marketing for our U.S. Racquet Sports business and for Penn Worldwide.

         In November 2002, an Executive Committee was established. This Committee includes Johan Eliasch, Ralf Bernhart, Klaus Hotter, Robert Marte, Edgar Pollmann, Georg Kroll, Gerald Skrobanek and Gunter Hagspiel. It is the highest consultative body and it was formed to ensure that business issues and practices are shared across Head N.V. and to define and implement common policies.


6.B.     Compensation

         The table below shows the compensation of the Management and Supervisory Board for the year ended December 31, 2005 (in thousands):

                                                             Accrued for
                                        Paid               future payments
                                    -----------            ---------------
Management Board
     Johan Eliasch................  $       762              $       --
     Ralf Bernhart................          738                      42
     George Nicolai...............           13                      --
     Robert van de Voort..........           13                      --
                                     ----------               ---------
                                     $    1,525               $      42
                                     ==========               =========
Supervisory Board
     Karel Vuursteen..............          $10               $      --
     Viktor Klima.................           10                      --
     William S. Cohen.............           10                      --
                                     ----------               ---------
                                     $       30               $      --
                                     ==========               =========

         For the year ended December 31, 2005, the aggregate compensation paid by us to our key executive officers, excluding the members of the Management Board, was $3.3 million. The expense for accrued compensation for these key executive officers was $0.7 million. The total amount accrued by us and our subsidiaries to provide pension, retirement or similar benefits was $2.1 million for the year ended December 31, 2005.

         Under the Head Tyrolia Mares Group Executive Stock Option Plan 1998 described below under "Stock Option Plans," we have issued options to purchase an aggregate of 1,699,392 depositary receipts representing ordinary shares to some of our Management Board members, key executive officers and Supervisory Board members. Options vest over a period of four years and are subject to the Company meeting specified earnings performance targets during this period. These options were exercisable beginning on January 1, 2002, but the shares were subject to a lock-up until October 3, 2002. Each option may be exercised for a nominal price.

         Under the Head N.V. Executive Stock Option Plan 2001 described below under "Stock Option Plans", we have issued options to purchase an aggregate of 2,990,488 depositary receipts representing ordinary shares to some of our Management Board members, key executive officers and Supervisory Board members. For the year ended December 31, 2005, stock-based compensation amounted to $0.2 million. The exercise price for all stock options granted under the 2001 Plan was fixed at inception of the Plan.

         Under the Head N.V. Executive Stock Option Plan 2005 described below under "Stock Option Plans", we have issued options to purchase an aggregate of 2,902,346 depositary receipts representing ordinary shares to some of our key executive officers and Supervisory Board members. For the year ended December 31, 2005, stock-based compensation amounted to $0.3 million. The exercise price for all stock options granted under the 2005 Plan was fixed at inception of the Plan. The vesting period is four years.

         The table below shows the details of all three Executive Option Plans for current and former Management and Supervisory Board members:

                                              Number of non-
                                                 exercised                                                       Number of non-
                                                 shares at                     Number of                            exercised
                               Exercise price  beginning of     Number of      exercised    Number of  Exercise   shares at the
                               at the issuance   the year     written shares    shares        shares     price   end of the year
                               ---------------   --------     --------------    ------        ------     -----   ---------------
Option Plan 1998
     Ralf Bernhart ..........        --          175,714             --           --            --          --         175,714
     Christoph Henkel .......        --            3,636             --           --            --          --           3,636
     Rene Jaggi .............        --            3,636             --           --            --          --           3,636

Option Plan 2001
     Johan Eliasch ..........     $4.31        1,426,470             --           --            --          --       1,426,470
     Karel Vuursteen ........     $4.31           55,002             --           --            --          --          55,002
     Christoph Henkel .......     $4.31           55,002             --           --            --          --          55,002
     Viktor Klima ...........     $4.31           70,002         15,000           --            --          --          85,002
     William S. Cohen .......     $4.31           70,002         15,000           --            --          --          85,002
     Rene Jaggi .............     $4.31           40,002                          --            --          --          40,002
     Jurgen Hintz ...........     $4.31           40,002         15,000           --            --          --          55,002


6.C.     Board Practices

         Prior to the adoption of the U.S. Sarbanes-Oxley Act of 2002, we maintained formal and informal procedures that were designed to ensure that we complied with our various disclosure obligations. In response to the Sarbanes-Oxley Act, we continued to use such procedures but also evaluated and, where necessary, formalized them in order to ensure that we are in compliance with the current and proposed U.S. Securities and Exchange Commission (SEC) and New York Stock Exchange (NYSE) regulations, Dutch Law and the rules set out by the Vienna Stock Exchange and to facilitate improvement of the internal control framework. Such procedures were and are intended to assist the Management Board by ensuring that the disclosure in all filed reports is accurate, complete, timely, understandable and that it fairly presents the condition of the group.

         As a Dutch company listed on both the Vienna Stock Exchange and the NYSE, we must consider different corporate governance systems. On December 9, 2003 a corporate governance code ("Dutch CGC") was presented which became effective to Dutch listed companies as per the financial year beginning on or after January 1, 2004. The Dutch CGC specifically states that a company may choose to not comply with certain of its provisions if the deviation is explained to and approved by the general meeting of shareholders. In Austria a voluntary self-regulatory Code of Corporate Governance was drafted in October 2002, which provides corporations with a framework for the management and control of enterprises. This Code of Corporate Governance recommends Austrian stock listed companies to voluntarily adhere to such Code or parts of it. We are listed on the Vienna Stock Exchange, but as a Dutch company we are not subject to such Code's recommendations. Since we are not listed in the Netherlands, it seemed appropriate to focus on specifically the NYSE and SEC rules on corporate governance. Therefore, at our annual general meeting in 2004 we asked our shareholders to approve that we will apply the NYSE and SEC rules of corporate governance and not specifically the rules of the Dutch CGC. Our shareholders approved such proposal and we therefore comply with the NYSE corporate governance rules applicable to controlled companies. We believe that by complying with the NYSE and SEC rules, and our current internal Code of Conduct setting out general standards for ethical behavior, we should also meet many of the recommendations of the Austrian Code of Corporate Governance. Our Corporate Governance Guidelines are posted on our website www.head.com, section "Investor Relations".

         As notified to the NYSE in October 2005, we currently do not comply with Section 303A.07 of the Corporate Governance Rules. Secretary William Cohen resigned from our audit committee, although he continues to serve as a member of the Supervisory Board. We therefore have currently only two audit committee members. We and our current audit committee members are currently seeking a suitable replacement.

         In our last Annual General Meeting in May 2005, our shareholders authorized the Management Board to apply for a de-listing from the New York Stock Exchange and terminate the "Common Share Agreement" between us and The Bank of New York as U.S. transfer agent and registrar. The present costs of compliance with the requirements of the Sarbanes-Oxley Act ("SOX") have had, and will continue to have, an impact on our operating results. This led the Management Board to analyse and discuss the benefits and issues associated with our current listings, particularly the listing on the NYSE. As a result of this analysis, the Management Board had made a proposal to the Supervisory Board to discuss the de-listing of our ordinary shares from the NYSE and to terminate the "Common Share Agreement" between us and the Bank of New York. These discussions may possibly lead to a de-listing of our ordinary shares from the NYSE and termination of the Common Share Agreement.

         When reviewing any resolution to de-list from the NYSE and terminate the Common Share Agreement, the Management Board and the Supervisory Board will among other things carefully consider the interests of all of our shareholders, the advantages and disadvantages of the de-listing, the financial savings achieved by the de-listing, the particular impact of the de-listing on the holders of our ordinary shares listed on the NYSE and any feasible alternatives to the de-listing.

         None of our directors have service contracts that provide for benefits upon termination of employment.

6.D.     Employees

         The table below shows the number of employees by geographic location at December 31, 2003, 2004 and 2005:

                                               For the Years ended December 31,
                                               --------------------------------
                                                2003          2004         2005
                                               -----         -----        -----
Austria .................................        861           885          717
Italy ...................................        357           331          315
Czech Republic ..........................        291           662          417
Other (Europe) ..........................        390           169          156
USA .....................................        357           378          370
Other ...................................         45            47           48
                                               -----         -----        -----
Total ...................................      2,301         2,472        2,023
                                               =====         =====        =====

         The table below shows the number of employees by main category at December 31, 2003, 2004 and 2005:

                                               For the Years ended December 31,
                                               --------------------------------
                                                2003          2004         2005
                                               -----         -----        -----
Manufacturing ...........................      1,559         1,736        1,296
Engineering and Patent ..................        107           108          103
Selling and Advertising .................        375           385          381
Warehouse ...............................        101            92          100
Business Unit Administration ............        159           151          143
                                               -----         -----        -----
Total ...................................      2,301         2,472        2,023
                                               =====         =====        =====

         We believe that our employee relations are generally good. In Austria, most of our employees are subject to collective labor agreements covering the metal and wood processing industries. Collective labor agreements have also been entered for some employees in other countries.

6.E.     Share Ownership

         Head Sports Holdings N.V., a Netherlands Antilles corporation, is controlled by Johan Eliasch and his family members. Head Sports Holdings N.V. held 18,987,344, or 47.7%, of Head N.V.'s issued shares as of March 31, 2006. Mr. Eliasch is eligible to receive all options issued under the 1998 Plan that do not vest to current participants in the 1998 Plan. None of the remaining officers and directors own or hold options under wich the underlying shares amount to one percent or more of the Company's share capital.

         The key executive officers (other than Johan Eliasch) and members of the Supervisory Board hold collectively less than 1% of the issued shares.

         The exercise price for all stock options granted under the 1998 Plan was fixed at inception of the Plan and increases at the rate of 10% per annum until the options are exercised. As of December 31, 2005, the exercise price was $0.38. Options generally are vested over a period of 4 years and are subject to the Company meeting certain earnings performance targets during this period. Options have a maximum term of 10 years. The weighted average remaining contractual life of the outstanding stock option is 3.6 years, and options representing 861,760 shares have been exercised. As of December 31, 2005, options representing 770,528 shares are vested and exercisable.

         The exercise price for all stock options granted under the 2001 Plan was fixed at inception of the Plan at $4.31. The vesting period varies from 0 to 6 years. Johan Eliasch, our Chairman and Chief Executive Officer, received 1,426,470 options under this grant, which vested immediately. Options have a maximum term of 10 years. The weighted average remaining contractual life of the outstanding stock option is 5.6 years, and 1,756,482 options are exercisable under the 2001 Plan. As of December 31, 2005, no other shares were available for grant under the 2001 Plan.

         The exercise price for all stock options granted under the 2005 Plan was fixed at inception of the Plan at (euro)2.168 Options have a maximum term of 10 years. The weighted average remaining contractual life of the outstanding stock option is 9.9 years. As of December 31, 2005, options representing 203,345 shares are available for grant.

Stock Option Plans

The Stichting Head Option Plans

         We have established a Dutch foundation, the Stichting Head Option Plan (the "Stichting"), the Board of which is controlled by Head Sports Holdings N.V. and Johan Eliasch jointly. Head Sports Holdings N.V. is an entity that is controlled by Johan Eliasch and his family members. The Stichting holds certain of our ordinary shares and issues depositary receipts to our employees and other third parties. The Stichting is the shareholder and therefore votes, collects dividends on behalf of the holders of depositary receipts and may also buy and sell shares in its own name and for its own account. Holders of the depositary receipts issued by the Stichting have no voting rights. The Stichting's sole corporate body is its Board; it does not have any members or shareholders. The named Administrator, Head Sports Holdings N.V., decides on the composition of the board and has the sole power to appoint any successor administrator.

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

         As of December 31, 2005, the Stichting had rights to acquire 7,880,508 ordinary shares at the exercise price, to enable the Stichting to issue depositary receipts representing ordinary shares upon the exercise of options. In, 2005, no options were exercised so that the Stichting held 1,179,540 shares, the same amount as of December 31, 2004.

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

         The exercise price for all stock options granted under the Plan was fixed at inception of the 2001 Plan. The vesting period varies from 0 to 6 years. All options that have been vested shall become immediately exercisable. Johan Eliasch, our Chairman and Chief Executive Officer, received 1,426,470 options under this grant, which vested immediately. We assume that all options granted will become fully vested. Options have a maximum term of 10 years. As of December 31, 2005, no other shares were available for grant under the 2001 Plan.

2005 Stock Option Plan

         In May 2005, at the annual general meeting the shareholders approved the Head N.V. Executive Stock Option Plan 2005 (the "2005 Plan"). The 2005 Plan provides for grants of stock options to officers and key employees of Head N.V. and its subsidiaries to purchase for (euro)2.168 depositary receipts representing ordinary shares of Head N.V. As of December 31, 2005, a total of 3,661,346 options were granted under the terms of the 2005 Plan. Upon exercise of the options, option holders receive depositary receipts rather than our shares. Depositary receipts issued under the 2005 Plan will be administered by the Stichting. Holders of depositary receipts may, upon request, receive from the Stichting the proceeds from the sale of their shares.

         The exercise price for all stock options granted under the 2005 Plan was fixed at inception of the 2005 Plan. Options generally vest over a period of 4 years. We assume that all options granted will become fully vested. Options have a maximum term of 10 years. As of December 31, 2005 203,345 shares were available for grant under the 2005 Plan.

ITEM 7:  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.     Major Shareholders

         Head Sports Holdings N.V., a Netherlands Antilles corporation controlled by Johan Eliasch and his family members, held 18,987,344, or approximately 47.7%, of Head N.V.'s issued shares as of December 31, 2005. See "Item 3.D -- Risk Factors".

         Donald Smith & Co., Inc. held 3,737,900, or 9.4%, and Aegis Financial Corporation held 2,216,750, or 5.6%, of Head N.V.'s issued shares as of December 31, 2005. As of December 31, 2005 no other person is known to us to hold 5% or more of our issued shares.

     As of December 31, 2005, 11,611,096 shares were listed on the Vienna Stock Exchange and 9,222,237 shares were listed on the New York Stock Exchange.

7.B.     Related Party Transactions

     We received administrative services from corporations which are ultimately owned by the principal shareholder of the Company. Administrative expenses amounted to approximately $3.5 million ((euro)3.1 million), $5.6 million ((euro)4.5 million) and $5.3 million ((euro)4.2 million) for the years ended December 31, 2003, 2004 and 2005, respectively. These administrative expenses concerned investor relations, corporate finance, legal and consulting services and since 2004 internal audit and other services in relation to compliance with the rules under the Sarbanes-Oxley Act of 2002.

One of our subsidiaries leased its office building from its general manager. Rental expenses amounted to approximately $0.04 million, $0.05 million and $0.04 million for the years ended December 31, 2003, 2004 and 2005, respectively.


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

         While we currently intend to retain future earnings to finance operations, we will evaluate our dividend policy annually in light of results. Pursuant to our articles of association, the Management Board may decide which part of the free distributable profits shall be reserved. It should be noted that if preference shares are issued (which is presently not the case) this authority shall be applicable to the remainder of the profit after the preferred dividend to the holders of preference shares have been paid. Because our articles of association require that the part of the profit which is not reserved by the Management Board must be distributed to the holders of ordinary shares, the Management Board effectively decides which part of the profit (after possible satisfaction of the preferred dividend of holders of preference shares) shall be distributed to the holders of ordinary shares.

         Cash dividends, if any, payable to holders of ordinary shares listed on the New York Stock Exchange will be paid to The Bank of New York which will convert the dividends into U.S. dollars at the rate of exchange applicable on the date such dividends are paid, for disbursement to such holders. Cash dividends payable to holders of ordinary shares listed on the Vienna Stock Exchange will be paid to Bank Austria Creditanstalt AG in euros for disbursement to holders. Any dividend payments would be subject to Netherlands statutory withholding taxes.

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

         The chart below shows the high and low market prices of our ordinary shares on each exchange for the financial periods indicated:

                                       NYSE                Vienna Stock Exchange
                                       ----                ---------------------
                               (amounts in dollars)         (amounts in euros)
                                High            Low          High          Low
                                ----            ---          ----          ---
Years Ended
December, 2001                  5.99           3.11          5.32          3.15
December, 2002                  3.54           1.85          3.88          1.80
December, 2003                  2.90           1.45          2.52          1.36
December, 2004                  3.93           2.40          3.20          1.82
December, 2005                  4.40           2.45          3.50          2.02

Quarters Ended
March, 2004                     3.54           2.45          3.10          1.82
June, 2004                      3.37           2.90          2.70          2.15
September, 2004                 3.15           2.40          2.58          2.15
December, 2004                  3.93           2.81          3.20          2.30
March, 2005                     4.40           3.40          3.50          2.65
June, 2005                      3.40           2.45          2.80          2.02
September, 2005                 3.40           2.50          2.69          2.10
December, 2005                  3.30           2.56          2.89          2.12
March, 2006

Months Ended
October, 2005                   3.05           2.56          2.54          2.12
November, 2005                  3.19           2.75          2.70          2.30
December, 2005                  3.30           2.80          2.89          2.51
January, 2006                   3.90           3.16          3.29          2.73
February, 2006                  4.33           3.75          3.55          3.10
March, 2006                     4.00           3.70          3.37          3.16

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

         In our last Annual General Meeting in May 2005, our shareholders authorized the Board of Management to apply for a de-listing from the New York Stock Exchange and terminate the "Common Share Agreement" between us and The Bank of New York. The present costs of compliance with the requirements of the Sarbanes-Oxley Act ("SOX") has had, and will continue to have, an impact on our operating results. This led the Board of Management to analyse and discuss the benefits and issues associated with our current listings, particularly the listing on the NYSE. As a result of this analysis, the Board of Management made a proposal to the Supervisory Board to discuss the de-listing of our ordinary shares from the NYSE and to terminate the "Common Share Agreement" between us and the Bank of New York as U.S. transfer agent and registrar. These discussions may possibly lead to a de-listing of our ordinary shares from the NYSE and termination of the Common Share Agreement.

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

9.D.     Selling Shareholders

         Not applicable.

9.E.     Dilution

         Not applicable.

9.F.     Expenses of the Issue

         Not applicable.

ITEM 10: ADDITIONAL INFORMATION

10.A.    Share Capital

         On May 25, 2005, the Board of Management was granted the authority to repurchase shares representing up to 30% of our issued share capital during a period of 18 months (until November 25, 2006), although we will not hold more than 10% of our issued shares at any time.

     Pursuant to resolutions which were approved on May 25, 2005 the Board of Management is authorized to cancel ordinary shares which have been repurchased by us for a maximum of 30% of our issued share capital as at December 31, 2004, over a period of 18 months (until November 25, 2006).

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

Ordinary Shares

         Form All our ordinary shares may be either in registered or bearer form. All our ordinary shares are listed both on the New York Stock Exchange and the Vienna Stock Exchange. However, ordinary shares are available on the Vienna Stock Exchange only in bearer form and on the New York Stock Exchange only in registered form.

         Our ordinary shares in bearer form are represented by a single global bearer share certificate, which we will deposit with Oesterreichische Kontrollbank Aktiengesellschaft (OeKB) as custodian. Ordinary shares in bearer form can only be transferred in book entry form. Other than the single global share certificate, no separate share certificates representing our ordinary shares in bearer form will be issued. Our ordinary shares listed on the New York Stock Exchange are held through The Depository Trust Company ("DTC") and be registered in the name of Cede & Co, the nominee for DTC.

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

Obligations to Disclose Holdings

         Pursuant to the Dutch Act on Disclosure of Holdings in Listed Companies 1996 (Wet melding zeggenschap in ter beurze genoteerde vennootschappen 1996) which applies during the period we are listed on the Vienna Stock Exchange, the members of the Management Board and Supervisory Board that hold our ordinary shares must disclose the number of shares and options and the number of voting rights to the Netherlands Authority for the Financial markets (Autoriteit Financiele marken). Furthermore, they are required to immediately report to the Netherlands Authority for the Financial markets any changes in the number of shares and options. Also, during the period we are listed on the Vienna Stock Exchange, anyone acquiring or transferring our ordinary shares, that causes the holder's percentage of our issued capital or voting control to fall into one of the following ranges or changes from one range to another must notify us and the Netherlands Authority for the Financial markets.

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

         Shareholders meetings will be held in The Hague, Amsterdam, Rotterdam or Haarlemmermeer (Schiphol Airport) and chaired by the Chairman of our Supervisory Board. A holder of registered shares or his attorney wishing to attend a general meeting of shareholders should notify the Management Board in writing of his intention. Such notice must be received by the Management Board not later than on the date mentioned in the notice of the meeting. The 2005 Shareholders meeting will be held on May 24, 2006.

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

10.C.    Material Contracts

         We have no material contracts outside our ordinary course of business, with the exception of the indenture entered into by one of our subsidiaries with respect to its 8.5% Senior Notes. See "Item 5: Operating and Finance Review and Prospects--Liquidity and Capital Resources--Loan Agreements."

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

         This summary is based on the tax legislation, published case law, treaties, regulations and published policy, in effect as of the date hereof.

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

         Residents of the United States that qualify for, and comply with the procedures for claiming, benefits under the income tax treaty between the Netherlands and the United States (the "U.S.-NL Treaty"), generally are eligible for a reduction of the Netherlands withholding tax on dividend income to 15%. A holder of shares will qualify for benefits under the U.S.-NL Treaty (subject to compliance with the procedures for claiming benefits described below) if the holder is a resident of the United States and (i) is the beneficial owner of the dividends paid thereon; (ii) is an individual, an exempt pension trust or exempt organisation (as defined for purposes of the US-NL Treaty), or a corporation that is entitled to benefits under the limitation on benefits provision of the U.S.-NL Treaty; (iii) is not also resident in another jurisdiction; and (iv) does not hold the shares in connection with the conduct of business through a permanent establishment or the performance of services from a fixed base, in the Netherlands.

         In the case of an item of income, profit or gain derived through an estate, trust or a company that is fiscally transparent under the laws of either the Netherlands or the United States, such item shall be considered to be derived by a resident of the United States to the extent such item is treated as the income, profit or gain of a resident for the purposes of the taxation law of the United States.

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

                  (ii) such holder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which Netherlands permanent establishment or permanent representative the shares are attributable;

                  (iii) such holder does not have a substantial interest or a deemed substantial interest in the Company or, in the event that such holder does have or is deemed to have such interest, it forms part of the assets of an enterprise;

                  (iv) such holder is not entitled to a share in the profits of an enterprise that is effectively managed in the Netherlands other than by way of securities or through an employment contract, the shares being attributable to such enterprise; and

                  (v) such holder is an individual and such income or gains qualify as income from miscellaneous activities in the Netherlands, which include the performance of activities in the Netherlands in respect of the shares that exceed "regular, active portfolio management".

         Generally speaking, a holder of shares holds a substantial interest in the Company, if such holder of shares, alone or, where such holder is an individual, together with his or her partner (statutory defined term) or certain other related persons, directly or indirectly, holds (i) an interest of 5 percent or more of the total issued capital of the Company or of 5 percent or more of the issued capital of a certain class of shares of the Company, (ii) rights to acquire, directly or indirectly, such interest or (iii) certain profit sharing rights in the Company Shares.

Anti-Dividend Stripping Legislation

         In the Netherlands, legislation exists that affects the eligibility for an exemption, reduction, refund or credit of Netherlands dividend withholding tax. A recipient of a distribution on the Shares will not be entitled to any exemption, reduction, refund or credit of Netherlands dividend withholding tax if such recipient is not considered to be the beneficial owner of such distribution. This is the case if the following cumulative conditions are met:


                  (i) the recipient has paid, directly or indirectly, a consideration in relation to the receipt of the dividend payment and this consideration forms part of a series of related transactions;

                  (ii) the consideration mentioned under (i) above has been paid to an individual or legal entity that is entitled to a less favourable tax treatment (including but not limited to the non-applicability of an exemption or a lower reduction, refund, or credit of Netherlands dividend withholding tax) than the recipient of the dividend payment; and

                  (iii) the person or the entity, that has received the consideration, mentioned under (ii) above, retains, directly or indirectly a position in the company that is comparable to its position therein before the series of related transactions were entered into.

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

         For purposes of Netherlands gift tax, an individual not holding the Netherlands nationality is deemed to be resident in the Netherlands if he or she has been resident in the Netherlands at any time during the twelve months preceding the date of the gift. The same twelve-month rule may apply to entities that have transferred their seat of residence out of the Netherlands. Applicable tax treaties may override this deemed residence.

Other Taxes and Duties

         No Netherlands VAT, registration tax, transfer tax, stamp duty or any other similar documentary tax or duty other than court fees will be payable in the Netherlands in respect of or in connection with the subscription, issue, placement, allotment or delivery of the shares.

  United States Federal Income Tax Consequences for Holders of Ordinary Shares

         The following is a general summary of the material U.S. federal income tax consequences of the ownership and disposition of our ordinary shares. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing temporary and proposed Treasury Regulations, revenue rulings, administrative pronouncements, judicial decisions and the U.S.-NL Treaty, all as currently in effect and all of which are subject to change or changes in interpretation, possibly with retroactive effect. This summary deals only with ordinary shares held as capital assets within the meaning of Section 1221 of the Code. This summary does not discuss all of the tax consequences that may apply to holders that are subject to special tax rules, including:

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

         If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds ordinary shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. shareholder is a partner in a partnership that holds our ordinary shares, the shareholder is urged to consider its own tax advisor regarding the ownership and disposition of ordinary shares.

Taxes on Distributions

         The gross amount of any distribution, including Netherlands withholding tax thereon, actually or constructively received by a U.S. shareholder with respect to ordinary shares generally will be taxable as dividend income to the U.S. shareholder, computed in the manner described in the following paragraph. Dividends paid on ordinary shares generally will constitute income from sources outside the United States and will not be eligible for the dividends received deduction otherwise allowed to corporate U.S. shareholders in respect of dividends received from U.S. corporations.

         The amount of any distribution paid in euros will be includible in the gross income of a U.S. shareholder in an amount equal to the U.S. dollar value of the euros based on the spot rate in effect on the date of actual or constructive receipt by the U.S. shareholder or the Bank of New York, on behalf of such shareholders, as the case may be, regardless of whether the euros are converted into U.S. dollars. If euros received in a distribution are converted into U.S. dollars on the date received by U.S. shareholders or the Bank of New York on behalf of such U.S. shareholders, as the case may be, U.S. shareholders generally should not be required to recognize any exchange gain or loss on such conversion. If the euros received in the distribution are not converted into U.S. dollars on the date of receipt, a U.S. shareholder will have a basis in the euros equal to its U.S. dollar value on the date of receipt. Gain or loss, if any, recognized by a U.S. shareholder on the subsequent sale, conversion or other disposition of euros will generally be U.S. source ordinary income or loss. Special rules govern the manner in which accrual method taxpayers are required (or may elect) to determine the U.S. dollar amount includible in income in the case of taxes withheld in a foreign currency. Certain of these rules have changed effective January 1, 2005. Accrual basis taxpayers therefore are urged to consult their own tax advisors regarding the requirements and elections applicable in this regard.

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

         We did not pay dividends in 2005. If we were to pay dividends in the future, we will endeavor to provide to U.S. shareholders the information they will need to calculate their foreign tax credit.

         Certain U.S. shareholders (including individuals) are eligible for reduced rates of U.S. federal income tax (currently a maximum of 15%) in respect of "qualified dividend income" received in taxable years beginning before January 1, 2009. For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if, among other things, the U.S. shareholders meet certain minimum holding periods and other requirements and the non-U.S. corporation satisfies certain criteria, including that either (i) the ordinary shares with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the U.S.-NL Treaty) which provides for the exchange of information. We currently believe that dividends paid with respect to our ordinary shares should constitute qualified dividend income for U.S. federal income tax purposes, however, this is a factual matter and therefore is subject to change. We anticipate that any dividends that we may pay would be reported as qualified dividend income on Forms 1099-DIV delivered to U.S. shareholders. Each individual U.S. shareholder of our ordinary shares is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation and regarding the computations of his foreign tax credit limitation with respect to any qualified dividend income paid by the Company to him, as applicable.

Sale or Other Disposition of the Ordinary Shares

         Upon the sale or other disposition of ordinary shares, a U.S. shareholder generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or other disposition and the U.S. shareholder's tax basis (determined in U.S. dollars) in the ordinary shares. Such gain or loss will be U.S. source gain or loss and will be treated as long-term capital gain or loss if the ordinary shares were held for more than one year. The deductibility of capital losses is subject to limitations. In the case of a U.S. shareholder who is an individual, long-term capital gain generally will be subject to preferential rates if specified minimum holding periods are met. If a U.S. shareholder receives euros upon a sale or other disposition of ordinary shares, gain or loss, if any, recognized on the subsequent sale, conversion or disposition of the euros generally will be U.S. source ordinary income or loss. However, if such euros are converted into U.S. dollars on the date received by the U.S. shareholder, the U.S. shareholder generally should not be required to recognize any gain or loss on the conversion.

Passive Foreign Investment Company Status

         If during any taxable year 75% or more of our gross income consists of various types of passive income such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from a unrelated person), or gains from disposition of certain minority interests), or if at least 50% of the average value of all of our assets consists of assets that produce or are held for the production of, passive income, we will be treated as a "passive foreign investment company," or "PFIC" for such year and in succeeding years. If we were treated as a PFIC in any taxable year (which conclusion is a factual determination that must be made as of the close of the taxable year), upon receipt of a distribution on, or a sale of, ordinary shares, a U.S. shareholder generally will be required to allocate to each day in its holding period with respect to the ordinary shares a pro rata portion of any distributions received on the ordinary shares which are treated as an "excess distribution." Any amount of an excess distribution, which term includes gain on the sale of stock, treated as allocable to a prior taxable year is subject to federal income tax at the highest applicable rate of the year in question, plus an interest charge on the amount of tax deemed to be deferred. Furthermore, dividends paid by us would not be "qualified dividend income" and would be taxed at the higher rates applicable to other items of ordinary income. We currently believe that we did not qualify as a PFIC for the 2005 taxable year, and it is our intention to conduct our investment activities in a manner to avoid PFIC status in the future. However, because PFIC status is a factual matter that must be determined annually, there are no assurances in this regard.

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

U.S. Information Reporting and Backup Withholding

         Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or other disposition of ordinary shares may be subject to information reporting to the Internal Revenue Service (the "IRS") and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply to a shareholder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide such certification on a properly completed IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. shareholders generally will not be subject to U.S. information reporting or backup withholding. However, such shareholders may be required to provide certification of non-U.S. status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

         Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a shareholder's U.S. federal income tax liability, and a shareholder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

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

Dividend withholding tax

         Pursuant to the Dutch dividend withholding tax act, dividends paid by Dutch companies are, in principle, subject to Dutch dividend withholding tax amounting to 25%.

         In general, according to the double tax treaty between Austria and the Netherlands, the right to impose tax on dividends paid by Dutch companies to Austrian individual shareholders is limited to 15% of the gross amount of the dividends. Austrian shareholders may apply for relief at source for the 10% dividend withholding tax. In order to obtain relief at source, a two-stage procedure must be followed: applications are filed by using the printed form entitled "IB 92 Universeel" which can be obtained from the appropriate Austrian tax authority, which is then to be submitted in duplicate to either the tax office responsible for individuals (Wohnsitzfinanzamt) or corporations (Sitzfinanzamt). The respective tax office will then confirm on one copy of the application form that the shareholder resides in Austria. As soon as the dividends are distributed, the Austrian shareholder must submit this certified copy to the bank dealing with the distribution of the dividends and this bank should subsequently be entitled to withhold at source not more than 15% of gross dividends.

         In case an Austrian shareholder does not obtain such relief at source, he may apply to the competent Dutch tax authorities for reimbursement within 3 years after the end of the calendar year in which the Dutch dividend withholding tax is levied.

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

         With respect to dividends paid by a Dutch company to companies resident in Austria, relief concerning the amount exceeding the 15% dividend withholding tax levied in the Netherlands should be possible, as outlined above for Austrian private investors. For qualifying shareholdings of at least 25% held by Austrian companies a reduction to 5% should be available on the basis of the double tax treaty between Austria and the Netherlands. For qualifying shareholdings of at least 10% held by Austrian companies, no Dutch dividend withholding tax should be levied if certain requirements are met on the basis of the Dutch dividend withholding tax act. The gross dividends to Austrian corporations not qualifying for the benefits under the participation exemption according to Section 10 Corporate Income Tax Act are subject to Austrian corporate income tax at a rate of 25%. Corporations may, as Austrian private investors, claim a credit of the actual paid Dutch withholding tax against the Austrian corporate income tax.

Capital Gains

         Capital gains from the alienation of ordinary shares shall be taxable in Austria only if the alienator is resident in Austria. This does not apply if the alienator within five years before the alienation of the ordinary shares has been resident in the Netherlands. In such case, capital gains from the alienation of ordinary shares should also be taxable in the Netherlands on the basis of the double tax treaty between Austria and the Netherlands.

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

Tax Upon Liquidation

         In case of liquidation of the company, a shareholder is subject to tax on the difference between the proceeds from the liquidation and the acquisition cost of the shares in the case of an individual shareholder or the book value in the case of a corporate shareholder, irrespective of the extent of the shareholding. However, an exemption generally exists for gains derived by an Austrian corporate shareholder from the liquidation of a non-resident company if its share is at least 10% and the one-year holding period is met. In principle, liquidation distributions of a Dutch company should also be subject to Dutch dividend withholding tax if the distributions exceed the average paid-up share capital (including share premium and so-called informal capital).

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

Interest Rate Exposure

         The table below provides information about our financial instruments that are sensitive to interest rates, primarily our debt obligations. For such obligations the table presents the repayment schedule of amounts outstanding on December 31, 2005, based on the contractual maturity dates of our bank and other debt facilities and the related weighted average interest rates by expected maturity date. Variable rates are based on rates as of December 31, 2005.

         The carrying value of our senior notes and other long-term debt approximate fair value based on current rates being offered and quoted market prices of debt with similar terms.

                          Interest-Rate Risk Management
                 Principal (Nominal) Amount by Expected Maturity
                                  Interest Rate


                                                                                                                      Year Ended
                                                              Year Ended December 31, 2005                      December 31, 2004
                                         ---------------------------------------------------------------------  -----------------
                                         2006      2007    2008     2009    2010  Thereafter Total  Fiar Value  Total  Fair Value
                                         ----      ----    ----     ----    ----  ---------- -----  ----------  -----  ----------
                                                                             (in thousands)
Debt, including current portion

Fixed rate (EUR) ....................... $  147      157     168      180     192  142,324  143,168  143,168  185,962   185,962
Weighted avg. Interest rate (fixed) ....  6.70%    6.70%   6.70%    6.70%   6.70%    8.36%    8.35%             8.36%

Fixed rate (USD) ....................... $  228      245     263      284     305    2,804    4,130    4,130    4,341     4,341
Weighted avg. Interest rate (fixed) ....  7.33%    7.33%   7.33%    7.33%   7.33%    7.33%    7.33%             7.33%

Variable rate (EUR) .................... $1,859    1,893   1,814    1,418     376    2,088    9,449    9,449   11,082    11,082
Weighted avg. Interest rate (variable)..  2.35%    2.35%   2.35%    2.35%   2.35%    2.35%    2.35%             2.53%

Other currencies (CSK) ................. $  253      253     253      190                       948      948    1,440     1,440
Weighted avg. Interest rate ............  3.04%    3.04%   3.04%    3.04%                     3.04%             3.11%

Foreign Currency Exchange Rate Exposure

         The table below provides information about our forward foreign exchange contracts and foreign exchange options contracts which we use to manage fluctuations in foreign currency exchange rates:

                                                       Contract Amount
                                                            Sell
                                                        U.S. Dollar          Average Option                   Fair Value
                                                         Equivalent           Strike Price                 December 31, 2005

                                                                 (in thousands, except for the option strike price)
Currency Pairs:
Foreign Currency Forward Contracts
Euro                                                                              1 $ =
Japanese Yen                                         $         4,501          137.7557 JPY                 $              (21)
Canadian Dollar                                      $         6,747             1.4397 CAD                $             (238)
British Pounds                                       $         3,787             0.6859 GBP                $               33
Swiss Franc                                          $         6,069             1.5297 CHF                $               37

Foreign Currency Option Contracts
Euro
Japanese Yen                                         $         2,208          142.0000 JPY                 $               15

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

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Not applicable.

PART III

ITEM 15: CONTROLS AND PROCEDURES

         Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective. There were no changes in our internal controls over financial reporting during the year ended December 31, 2005 identified in connection with the evaluation thereof by our management, including the Chief Executive Officer and Chief Financial Officer, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of such controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Acknowledging this, we have designed our disclosure controls and procedures to provide such reasonable assurance.

ITEM 16: [RESERVED]

16.A.    Audit Committee Financial Expert

         The Supervisory Board has determined that there currently is no "audit committee financial expert" as defined under Sarbanes-Oxley Act of 2002 serving on the Supervisory Board. No single member of the Supervisory Board meets all of the five attributes required to meet the definition of audit committee financial expert. Nonetheless, the Board considers that the Supervisory Board members as a group possess adequate skills and expertise to fulfill the tasks entrusted to the Supervisory Board.

16.B.    Code of Ethics

         We adopted a code of ethics that applies to all of our employees, including our Chief Executive officer and principal financial officer. Our Code of Conduct is posted on our website at www.head.com section "Investor Relations".

16.C.    Principal Accountant Fees and Services

         PricewaterhouseCoopers (PwC) has served as our independent public auditors for each of the years ended in the three-year period ended December 31, 2005. The following table presents the aggregate fees for professional audit services and other services rendered by PricewaterhouseCoopers in 2004 and 2005 (in thousands):

                                                    Year ended December 31,
                                            ------------------------------------
                                                 2004                  2005
                                            ----------------    ----------------
Audit Fees ..............................      $     939            $  1,100
Audit-Related Fees.......................            605                 193
Tax Fees ................................            309                 164
All Other Fees ..........................             51                  24
                                                --------            --------
Total ...................................       $  1,904            $  1,481
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

         Audit-Related Fees consist of fees incurred for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards. In 2005, audited related fees primarily pertain to costs incurred in connection with the Sarbanes-Oxley Act, section 404 compliance and the change in basis of accounting to IFRS. In 2004, audit related fees included fees for the comfort letter in connection with the issuance of our 5.8% senior notes issued.

         Tax Fees were comprised solely of tax services permitted under the Sarbanes-Oxley Act of 2002. Tax services rendered in connection with the audit of financial statements have been included in the caption Audit Fees.

         All Other Fees represent professional services provided for services not directly supporting financial statement audits, such as local law advices.

         For 2005 the Supervisory Board pre-approved tax services to be rendered by member firms of PwC up to an aggregate amount of EUR 250.000, such services to be provided to Head NV and any of its subsidiaries or affiliated companies. Tax services included solely tax services permitted under the Sarbanes-Oxley Act of 2002 and any rules and regulations issued in respect to the Sarbanes-Oxley Act.

Pre-Approval Policies and Procedures

         Our Audit Committee is responsible for the oversight of our independent auditor's work. Our Audit Committee pre-approves all audit and non-audit services provided by PwC. These services may include audit services, audit-related services, tax services and other services, as described above.

16.D.    Exemption from the Listing Standards for Audit Committee

         Not applicable

16.E.    Purchase of Equity Securities by the Issuer and Affiliated Purchasers

         There were no purchases by or on behalf of Head N.V. or any affiliated purchasers of its equity securities during 2005.

ITEM 17: FINANCIAL STATEMENTS

         Not applicable.

ITEM 18: FINANCIAL STATEMENTS

         The following financial statements are filed as part of this Annual Report on Form 20-F.

ITEM 19: EXHIBITS

1.1 Memorandum and Articles of Association of the Company (incorporated by reference from the Registration Statement on Form F-1 filed with the Securities and Exchange Commission ("SEC") on September 27, 2000).
2.1 Indenture between HTM Sport- und Freitzeigerate AG, Head N.V., Head Holding Unternehmensbeteiligung GmbH, Head Sport AG, Head International GmbH, HTM Sport S.p.A., Head USA Inc., Penn Racquet Sports Inc., Head/Tyrolia Sports Canada Inc., The Bank of New York, As Trustee, Registrar, Transfer Agent And Principal Paying Agent and The Bank of New York (Luxembourg) S.A., As Paying Agent And Transfer Agent dated January 29, 2004, (incorporated by reference from the Registration Statement on Form F-1 filed with the SEC on September 27, 2000).
4.1 Loan Agreement between Head USA, Inc., Mares America Corp., Penn Racquet Sport, Inc and Fleet Capital Corporation as Agent dated April 5, 2000 (incorporated by reference from the Registration Statement on Form F-1 filed with the SEC on September 27, 2000).
6. A statement explaining in reasonable detail how earnings per share information were calculated (included in Note 2 to the Financial Statements).
8.            See "Item 4.C Organizational Structure"
12.1 Certification of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2 Certification of the CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13 Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date:     April 12, 2006

                                     Head N.V.
                                     Registrant


                                     By: /s/Johan Eliasch
                                         ---------------------------------------
                                         Name:  Johan Eliasch
                                         Title: Chief Executive Officer,
                                                Chairman of the Management Board

                                    HEAD N.V:

                 Schedule II - Valuation and Qualifying Accounts



                                        Balance at                                                              Balance at
                                        beginning                           Deductions        Translation         end of
                                        of period         Additions            (1)              effects           period
---------------------------------------------------------------------------------------------------------------------------
Description:
Year ended
December 31, 2005:
Provision for doubtful
receivables                             $   16.6           $   5.1          $   (4.4)         $   (1.7)          $   15.5

Provision for inventories                   18.0               3.8              (4.6)             (1.6)              15.5
Allowances for deferred
taxes                                       19.2               1.9                --              (1.2)              19.9
Year ended
December 31, 2004:
Provision for doubtful
receivables                             $   15.8           $   5.1          $    3.3          $   (1.0)          $   16.6

Provision for inventories                   16.2               5.7               6.4               2.5               18.0
Allowances for deferred
taxes                                       23.4               2.2               6.8               0.5               19.2

Year ended
December 31, 2003:
Provision for doubtful
receivables                             $   11.8           $   6.4         $     3.8           $   1.4           $   15.8

Provision for inventories                   15.1               4.5               5.4               2.0               16.2
Allowances for deferred
taxes                                       11.6               9.5                --               2.2               23.4

(1) Represents amounts used for the purposes for which the accounts were created and reversal of amounts no longer required

                                  EXHIBIT INDEX


Description                                                                                     Sequentially
                                                                                                    numbered
                                                                                                        page

1.1     Memorandum and Articles of Association of the Company (incorporated by reference to the Registration Statement on Form F-1 filed with the SEC on
        September 27, 2000)...........................................................
2.1     Indenture between HTM Sport- und Freitzeigerate AG, Head N.V., Head Holding
        Unternehmensbeteiligung GmbH, Head Sport AG, Head International GmbH, HTM Sport
        S.p.A., Head USA Inc., Penn Racquet Sports Inc., Head/Tyrolia Sports Canada
        Inc., The Bank of New York, As Trustee, Registrar, Transfer Agent And Principal
        Paying Agent and The Bank of New York (Luxembourg) S.A., As Paying Agent And
        Transfer Agent dated January 29, 2004 (incorporated by reference to the
        Registration Statement on Form F-1 filed with the SEC on September 27, 2000)..
4.1     Loan Agreement between Head USA, Inc., Mares America Corporation, Penn Racquet
        Sport, Inc. and Fleet Capital Corporation as Agent dated April 5, 2000
        (incorporated by reference to the Registration Statement on Form F-1 filed with the SEC on September 27, 2000)................................................
6.      A statement explaining in reasonable detail how earnings per share information were calculated (included in Note 2 to the Financial
        Statements)..............
8.      A list of the Company's significant subsidiaries, indicating their country of incorporation and the names under which they do business......................
12.1    Certification of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act of
        2002..........................................................................
12.2    Certification of the CFO pursuant to Section 302 of the Sarbanes-Oxley Act of
        2002..........................................................................
13.     Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley
        Act of 2002...................................................................