Form 20-F
period 2006-12-31
HEAD NV
filed 2007-04-02
CIK 1123455

As filed with the Securities and Exchange Commission on April 2, 2007
--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)


 [_]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                       OR


[X]       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2006


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

    Title of Each Class                Name of Each Exchange on Which Registered
 Ordinary Shares of EUR 0.20 each                 New York Stock Exchange


Securities registered or to be registered pursuant to Section 12(g) of the
Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None


         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

            36,219,902 Ordinary Shares Nominal Value EUR 0.20 each

        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                                  [_] Yes [X] No

         If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                                  [_] Yes [X] No

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                  [X] Yes [_]  No

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):


  [_] Large accelerated filer [_] Accelerated filer [X] Non-accelerated filer

         Indicate by check mark which financial statement item the registrant has elected to follow.

                              [X] Item 17 [_] Item 18

         If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                                  [_] Yes [X] No


-------------------------------------------------------------------------------

                                TABLE OF CONTENTS

INTERNATIONAL FINANCIAL REPORTING STANDARDS...................................1
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS.............................1
  ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS...............2
  ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE.............................2
  ITEM 3: KEY INFORMATION.....................................................2
    3.A. Selected Financial Data..............................................2
    3.B. Capitalization and Indebtedness......................................4
    3.C. Reasons for the Offer and Use of Proceeds............................4
    3.D. Risk Factors.........................................................4
  ITEM 4: INFORMATION ON THE COMPANY..........................................7
    4.A. History and Development of the Company...............................7
    4.B. Business Overview....................................................7
    4.C. Organizational Structure............................................25
    4.D. Property, Plant and Equipment.......................................25
  ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS.......................26
    5.A. Operating Results...................................................26
    5.B. Liquidity and Capital Resources.....................................36
    5.C. Research and Development, Patents and Licenses......................39
    5.D. Trend Information...................................................39
    5.E. Off-Balance Sheet Arrangements......................................40
    5.F. Disclosures of Contractual Obligations..............................40
  ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.........................41
    6.A. Directors and Senior Management.....................................41
    6.B. Compensation........................................................44
    6.C. Board Practices.....................................................45
    6.D. Employees...........................................................46
    6.E. Share Ownership.....................................................46
  ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..................48
    7.A. Major Shareholders..................................................48
    7.B. Related Party Transactions..........................................48
    7.C. Interest of Experts and Counsel.....................................48
  ITEM 8: FINANCIAL INFORMATION..............................................48
    8.A. Consolidated Statements and Other Financial Information.............48
    8.B. Significant Changes.................................................49
  ITEM 9: THE OFFER AND LISTING..............................................49
    9.A. Offer and Listing Details...........................................49
    9.B. Plan of Distribution................................................50
    9.C. Markets.............................................................50
    9.D. Selling Shareholders................................................51
    9.E. Dilution............................................................51
    9.F. Expenses of the Issue...............................................51
  ITEM 10:  ADDITIONAL INFORMATION...........................................51
    10.A.Share Capital.......................................................51
    10.B.Articles of Association.............................................51
    10.C.Material Contracts..................................................55
    10.D.Exchange Controls...................................................55
    10.E.Taxation............................................................55
    10.F.Dividends and Paying Agents.........................................61
    10.G.Statement by Experts................................................61
    10.H.Documents on Display................................................61
    10.I.Subsidiary Information..............................................61
  ITEM 11:  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.......61
  ITEM 12:  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...........63
  ITEM 13:  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES..................63
  ITEM 14:  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
            AND USE OF  PROCEEDS63.......................................... 63
  ITEM 15:  CONTROLS AND PROCEDURES..........................................63
  ITEM 16:  [RESERVED].......................................................63
    16.A.Audit Committee Financial Expert....................................63
    16.B.Code of Ethics......................................................63
    16.C.Principal Accountant Fees and Services..............................63
    16.D.Exemption from the Listing Standards for Audit Committee............64
    16.E.Purchase of Equity Securities by the Issuer and Affiliated
         Purchasers..........................................................64
  ITEM 17:  FINANCIAL STATEMENTS.............................................64
  ITEM 18:  FINANCIAL STATEMENTS.............................................64
  ITEM 19:  EXHIBITS.........................................................64

                   INTERNATIONAL FINANCIAL REPORTING STANDARDS

     Unless otherwise indicated, the financial information contained in this annual report has been prepared in accordance with the requirements of the International Financial Reporting Standards, issued by the International Accounting Standards Board ("IASB"), and as adopted by the European Union ("IFRS as adopted") as of the date of the financial statements included in this annual report. In July 2002, the E.U. Parliament and Council adopted a regulation on the application of IFRS, according to which, with certain exceptions, publicly traded E.U. companies are required to prepare their consolidated financial statements in accordance with IFRS for fiscal years commencing on or after January 1, 2005. IFRS differs in certain significant respects from U.S. generally accepted accounting principles ("US GAAP"). For a discussion of the principal differences between IFRS as adopted and US GAAP, as they relate to us and our consolidated subsidiaries, and a reconciliation of net profit (loss) and total shareholders' equity to US GAAP, see Note 31 to our consolidated financial statements included in this annual report.

     Prior to our application of IFRS as adopted, our statutory consolidated financial statements had been prepared in accordance with generally accepted accounting principles of the Netherlands ("Dutch GAAP"). For a discussion of the principal differences between IFRS as adopted and Dutch GAAP, as they related to us and our consolidated subsidiaries, see Note 30 to our consolidated financial statements included in this annual report.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This report contains forward-looking statements that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. The words "anticipates", "believes", "estimates", "expects", "plans", "intends" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements are subject to various risks, uncertainties and contingencies which could cause our actual results, performance or achievements to differ materially from those expressed in or implied by these statements. These risks, uncertainties and contingencies include, but are not limited to, the factors set out in "Item 3.D Risk Factors" ("cautionary statements").

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


                                    * * * * *


     In this annual report, references to the "Company", "we", "us" or "our" are to Head N.V. and its subsidiaries, references to "Head Holding" are to our intermediate holding company subsidiary, Head Holding Unternehmensbeteiligung GmbH and its predecessor company, and references to "HTM" are to our primary operating subsidiary, HTM Sport-und Freizeitgerate AG.

     "Head", "Head Titanium Tennis", "Head Intelligence", "Head Intellifiber", "Head Chipsystem", "Thang", "Supershape", "Flexpoint", "Metallix", "Tyrolia", "Free Flex", "Rail Flex", "Powerframe", "Protector", "Penn", "Mares", "Dacor", "San Marco", "Cyber", "Munari", "Contour Tech", "Nemo" and "Sporasub" are our trademarks. All other trademarks, service marks or brand names appearing in this annual report are the property of their respective holders.

     We have rounded percentages and some amounts contained herein for ease of presentation, and some amounts may not total due to this rounding.

ITEM 1:  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable.

ITEM 2:  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3:  KEY INFORMATION

3.A.     Selected Financial Data

     The following table presents selected financial and operating information. This information should be read together with "Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements and the notes thereto included in this annual report. Unless otherwise indicated, all amounts are provided in accordance with IFRS as adopted by the European Union.

     The selected consolidated financial information as of and for each of the three years ended December 31, 2006, 2005 and 2004, has been extracted or derived from our consolidated financial statements and the notes thereto included in this annual report, which have been audited by PwC Wirtschaftsprufung AG. For the years prior to 2004, we prepared our consolidated financial statements in accordance with Dutch GAAP, which is not comparable to IFRS as adopted. For a discussion of the principal differences between IFRS as adopted and Dutch GAAP, as they related to us and our consolidated subsidiaries, see Note 30 to our consolidated financial statements included in this annual report. Selected consolidated financial information under Dutch GAAP has not been included below. Selected consolidated financial information as of and for each of the years ended December 31, 2006, 2005, 2004, 2003 and 2002, prepared according to US GAAP, has been provided below. IFRS differs in certain significant respects from US GAAP. For a discussion of the principal differences between IFRS as adopted and US GAAP, as they relate to us and our consolidated subsidiaries, and a reconciliation of net profit (loss) and total shareholders' equity to US GAAP, see Note 31 to our consolidated financial statements included in this annual report.

     Our consolidated financial statements under IFRS as adopted as of and for the years ended December 31, 2005 and 2004 have been restated to properly account for certain share-based compensation awards. See Note 2 to our consolidated financial statements included in this annual report and "Item 5.A. -- Operating Results - Restatement of Previously-Issued Financial Statements".

     The consolidated financial information under US GAAP as of and for the years ended December 31, 2005, 2004, 2003, and 2002 has been restated to properly account for certain share-based compensation awards. See Note 31 to the consolidated financial statements included in this annual report.

                                                                         Year Ended December 31,
                                               ------------------------------------------------------------------------
                                                  2006            2005           2004            2003           2002
                                               ------------------------------------------------------------------------
                                                                  (in thousands, except per share data)
                                               ------------------------------------------------------------------------
                                                                Restated       Restated        Restated        Restated
                                                             -----------     ----------        --------        --------
Income Statement Data (IFRS as adopted):

Total net revenues                           EUR 366,762     EUR 359,566   EUR  374,996            n.a.           n.a.
Operating profit                             EUR  19,978     EUR  15,652   EUR   11,181            n.a.           n.a.
Gain on sale of property (1)                 EUR      --     EUR   5,876   EUR    4,665            n.a.           n.a.
Restructurng costs (2)                       EUR      --     EUR (5,073)   EUR  (1,895)            n.a.           n.a.
Income tax expense (3)                       EUR (4,499)           (348)       (22,858)            n.a.           n.a.
Profit (loss) for the year                   EUR   4,415     EUR   6,728   EUR (31,066)            n.a.           n.a.
Earnings per share - basic (4)
      Profit (loss) for the year             EUR    0.12     EUR    0.19   EUR   (0.86)            n.a.           n.a.
Earnings per share -diluted (4)
      Profit (loss) for the year             EUR    0.12     EUR    0.18   EUR   (0.86)            n.a.           n.a.
Weighted average shares outstanding (4)
      basic                                       36,220          36,220         36,189            n.a.           n.a.
      diluted                                     36,968          36,953         36,189            n.a.           n.a.

                                                                         Year Ended December 31,
                                               ------------------------------------------------------------------------
                                                  2006            2005           2004            2003           2002
                                               ------------------------------------------------------------------------
                                                                  (in thousands, except per share data)
                                               ------------------------------------------------------------------------
                                                                Restated       Restated        Restated        Restated
                                                             -----------     ----------        --------        --------
Balance Sheet Data (IFRS as adopted):
Cash (5)................................     EUR  43,628     EUR  49,460   EUR   47,728            n.a.           n.a.
Total assets............................     EUR 422,560     EUR 432,340   EUR  430,355            n.a.           n.a.
Total debt..............................     EUR 155,846     EUR 161,421   EUR  178,187            n.a.           n.a.
Share capital...........................     EUR   7,964     EUR   7,964   EUR    7,964            n.a.           n.a.
Number of shares issued.................          39,821          39,821         39,821            n.a.           n.a.
Dividend paid per share.................              --              --             --              --    EUR    0.14
Capital repayment per share (6).........     EUR    0.25              --             --              --             --
Total equity............................     EUR 155,888     EUR 166,459   EUR  153,346            n.a.           n.a.

Other Financial Data (IFRS as adopted):
Cash provided by operating activities...     EUR  23,122     EUR  30,159   EUR    1,903            n.a.           n.a.
Cash used in investing activities.......     EUR(16,172)     EUR (9,985)   EUR (20,323)            n.a.           n.a.
Cash provided by (used in) financing
activities..............................     EUR(11,158)     EUR(16,516)   EUR   28,534            n.a.           n.a.

US GAAP Data:
Net Income (loss).......................     EUR     576     EUR   7,293   EUR (29,310)    EUR (11,154)    EUR     622
Earnings per share - basic (7)
      Net Income (loss).................     EUR    0.02     EUR    0.20   EUR   (0.81)          (0.31)           0.02
Earnings per share - diluted (7)
      Net Income (loss).................     EUR    0.02     EUR    0.20   EUR   (0.81)          (0.31)           0.02
Weighted average shares outstanding (7)
      basic.............................          36,220          36,220         36,189          36,285         37,356
      diluted...........................          36,963          36,959         36,189          36,285         38,114
Shareholders' equity....................     EUR 155,640     EUR 171,781   EUR  157,856    EUR  190,042    EUR 217,784
Total assets............................     EUR 424,825     EUR 433,954   EUR  431,335    EUR  423,947    EUR 451,848


--------------------------------------------------------------------------------

n.a.  - not applicable
(1) In 2005, the gain on the sale of property resulted from the sale of our property in Estonia. In 2004, we recorded a gain from the sale of our premises in Ireland.
(2) In 2005, restructuring costs consisted of EUR 3.2 million as a result of the outsourcing of the tennis racquet production from Kennelbach and Budweis to China, of which EUR 0.8 million related to severance payments for employee terminations, EUR 1.4 million related to impairment of fixed assets and EUR 0.9 million related to production inefficiency. In addition, EUR 0.6 million of restructuring costs related to employee severance costs resulting from the restructuring of the production of ski bindings and EUR 1.3 million related to personnel costs in connection with the restructuring program in Italy. In 2004, restructuring costs included costs for facility closures in Ireland of EUR 1.3 million and Estonia of EUR 0.4 million.
(3) Income tax expense in 2006 increased mainly due to an adjustment of tax loss carry forwards in Austria of EUR 4.3 million. In 2005, we recorded a non-taxable gain of EUR 5.9 million on a sale of property. The increase in income tax expense in 2004 was mainly due to a reduction in the Austrian income tax rate which led to a decrease in deferred tax assets resulting from tax losses carried forward of EUR 20.2 million.
(4) Earnings per share and weighted average shares outstanding on a diluted basis give effect to all outstanding options calculated under the treasury stock method. For the year ended December 31, 2004, the number of options that were outstanding but not included in the computation of diluted net loss per share because their effect would have been anti-dilutive was 747,850.
(5) Cash includes cash and cash equivalents, and in 2006, 2005 and 2004 included restricted cash of EUR 3.2 million, EUR 4.0 million and EUR 4.7 million, respectively.
(6)   See "Item 5.B. - Liquidity and Capital Resources".
(7) Earnings per share and weighted average shares outstanding on a diluted basis give effect to all outstanding options calculated under the treasury stock method. For the year ended December 31, 2004 and 2003, the number of options that were outstanding but not included in the computation of diluted net loss per share because their effect would have been anti-dilutive was 732,870 and 699,434, respectively.

Exchange Rates

     In this report, references to "euro" or "EUR" mean the common currency for 13 member states of the European Monetary Union, and references to "U.S. dollars", "dollars" or "$" mean United States dollars. In some cases, this report contains translations of U.S. dollar amounts into euro solely for the convenience of the reader. You should not construe these translations as representations that the U.S. dollar amounts actually represent these euro amounts or could be converted into euro at the rate indicated.

     Unless otherwise indicated, euro amounts have been translated from U.S. dollars and other foreign currencies to euro based on the European Central Bank rates on December 29, 2006. For a discussion of the impact of the exchange rate fluctuations on our financial condition and results of operations, see "Item 3.D Risk Factors", "Item 5 -- Operating and Financial Review and Prospects" and "Item 11 -- Quantitative and Qualitative Disclosures about Market Risk".

     The table below shows information concerning the European Central Bank rates for euro for the years ended December 31, 2006, 2005, 2004, 2003 and 2002 expressed in U.S. dollars per 1.00 euro.


                                                           Years Ended December 31,
                                 -----------------------------------------------------------------------------
                                    2006            2005            2004            2003            2002
                                 -----------     ----------      ----------      ----------       ------------
High......................           1.3331          1.3507          1.3633          1.2630           1.0487
Low.......................           1.1826          1.1667          1.1802          1.0377           0.8578
Average (1)...............           1.2556          1.2441          1.2439          1.1312           0.9456
End of period.............           1.3170          1.1797          1.3621          1.2630           1.0487

(1) The average of the European Central Bank rates for euro on each day during the applicable period.

      The table below sets forth the period end, high and low exchange rates, expressed in U.S. dollars per 1.00 euro, for the months indicated.

                                 Period end         High            Low
                                 -----------     ----------      ----------

 October 2006..............          1.2696          1.2737          1.2515
 November 2006.............          1.3200          1.3200          1.2702
 December 2006.............          1.3170          1.3331          1.3095
 January 2007..............          1.2954          1.3270          1.2893
 February 2007.............          1.3211          1.3230          1.2925
 March 2007................          1.3318          1.3352          1.3083

3.B.   Capitalization and Indebtedness

       Not applicable.

3.C.   Reasons for the Offer and Use of Proceeds

       Not applicable.

3.D.   Risk Factors

The sporting goods industry is highly competitive and our success depends upon our ability to respond quickly to changes in consumer preferences.

     The sporting goods industry is highly competitive and includes many regional, national and international companies, some of which have achieved substantial market share. We compete primarily on the basis of product features, brand recognition, quality and price, and the failure to remain competitive could adversely affect our results of operations and financial condition. Some of our competitors offer types of sports products that we do not sell, and some of our competitors are larger and have substantially greater financial and other resources than us.

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

     In recent years we have observed declining demand overall in the global ski and tennis markets. An estimated 6.5 million pairs of skis were sold per year worldwide in the late 1980's, whereas approximately 4.1 million pairs were sold in 2006. New trends like the Park & Pipe skis could stabilize demand, and snowboard sales have developed from approximately 0.8 million boards sold in 1995 to a peak of approximately 1.6 million in 2000, and approximately 1.2 million sold in 2006. The general decline in demand in the tennis market has been observed since the period of peak demand in the early 1990's. We believe this decline is due to competing leisure activities, including computer games and the Internet. We and the sporting goods industry in general are dependent on the tastes of the sporting public and its priorities in spending on leisure activities. A further decrease in interest in skiing and tennis would cause a decline in the size of the markets from which we derive most of our sales and could thus cause a decline in our revenues and consolidated operating results.

Our failure to introduce innovative products to the market could adversely affect our sales and margins.

     Our success is dependent in part on our introduction of innovative products that represent an improvement over existing products that we or other manufacturers offer. We believe that our future growth and success will depend significantly on our continued ability to identify, develop, introduce and market innovative sports products such as our Head Intelligence skis and snowboard equipment, our Head Titanium, Head Intelligence, Head Liquidmetal and Head Metallix series of tennis racquets, and our Mares and Dacor lines of diving equipment. However, we cannot assure you that our product innovations will lead to improved business or financial performance. Our operating results may fluctuate as a result of the amount, timing and market acceptance of new products that we or our competitors introduce. In addition, our failure to introduce new, innovative products will adversely affect our margins because margins on the sales of sports products tend to decline over time with the entry of competitive products into existing markets.

Economic conditions, weather and other factors beyond our control have caused and could continue to cause a decline in demand for our products.

     We and the sporting goods industry in general are dependent on the economies in which we sell our products, and in particular on levels of consumer spending. Economic conditions affect not only the ultimate consumer, but also retailers, our primary direct customers. As a result, our results may be adversely affected by downward trends in the economies in which we sell our products. Adverse weather also can cause a significant decline in our sales, as in 2007 when the poor snow conditions globally during the 2006/2007 season are expected to substantially reduce revenues for our Winter Sports products and negatively impact our consolidated operating results. In addition, the occurrence of events that adversely affect economies or international tourism, such as terrorism or regional instability, continue to adversely affect leisure travel and related discretionary consumer spending, which can have a particularly negative impact on our diving business.

Shifts in currency exchange rates may adversely affect our results of operations.

    We operate in a multi-currency environment in which a portion of our revenues and expenses are denominated in currencies other than the euro. Approximately 40% of our revenues are denominated in U.S. dollars. As a result, we are subject to currency translation risk and, to a lesser extent, currency transaction risk. Currency translation risk arises because we measure and record the financial condition and results of operations of each of our subsidiaries in their functional currency and then translate these amounts into our reporting currency, the euro. We incur transaction risk when one of our subsidiaries enters into a transaction using a currency other than its functional currency, although we reduce this risk by seeking, when possible, to match our revenues and costs in each currency. Accordingly, shifts in currency exchange rates may adversely affect our results of operations see "Item 5.A. - Operating Results - Factors Affecting Revenues".

We are dependent in part on the performance of third-party suppliers, which may cause delays in filling orders, affect the quality of some products or affect the image of our trademarks. Some of our key products are produced in single locations.

     As a result of our business rationalization and cost reduction efforts, we outsource a substantial portion of our manufacturing to third parties in Europe, such as in Austria (snowboards), Czech Republic (binding assembly), Estonia, Italy and Bulgaria (diving products), and in Asia, such as in China (tennis racquets, badminton products, accessories, snowboards, snowboard bindings, snowboard boots, helmets, body protection) and Thailand (diving products). Approximately 32% of our cost of sales in 2006 consisted of fees paid to third-party manufacturers. Furthermore, a substantial number of our third party licensees, who produce apparel and other products under the Head brand, outsource their manufacturing to third parties.

     As a result of this outsourcing, we, as well as our third party licensees, are dependent in part on the performance of third-party suppliers in order to deliver quality products in a timely manner. We and our licensees are also increasingly subject to risks relating to the local economic and political conditions in the countries to which we outsource our manufacturing operations. Although these factors have not had an adverse impact on our operations to date, we cannot assure you that they will not affect quality control, orders and shipments, or the image of our trademark in the case of licensees. In addition, we and our third-party manufacturers produce certain of our key products, such as ski boots and tennis racquets, at single production sites, exposing us to the risk that major incidents at such sites, such as fire or earthquake damage, could substantially reduce or halt production. In the event we are required to shift the manufacturing of some of our products from one geographical location, or from one contract manufacturer, to another, our ability to fulfill orders and our cost of sales may be adversely affected, which would negatively impact our results of operations.

We are dependent on patents and trademarks, and inadequate protection of our patents and trademarks, or patent or trademark litigation, could adversely affect our business.

     We rely on a combination of patents, trademarks, trade secrets and confidentiality agreements to protect our proprietary technology, rights and know-how. We hold several hundred patents and trademarks, several of which are filed in multiple jurisdictions, including Europe, the United States and Asia. Our major trademarks are registered in our key markets and numerous other countries. We believe our patents and trademarks to be among our most valuable marketing assets and generally seek protection for them in countries where significant existing or potential markets for our products exist. We believe we have taken adequate measures to protect our proprietary information, trade names and trademarks in all our major markets, although not all our trade names and trademarks are proprietary to us for all of our products in all our markets. For example, we do not own the trademark "Liquidmetal" but rather license the name pursuant to an agreement we have with Liquidmetal Technologies, Inc. This agreement had an initial term of four years commencing January 1, 2003, and the parties agreed to extend the agreement under similar terms to December 31, 2008.

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

     Our operations are subject to European Union, United States, Chinese and other national and local laws governing, among other things, water pollution, air pollution, noise pollution and hazardous substance discharges. We believe that our business, operations and facilities have been and are being operated in compliance in all material respects with applicable environmental and health and safety laws. However, the operation of manufacturing plants entails risks in these areas. As a result, we cannot assure you that we will not incur material costs or liabilities. In addition, we could incur significant costs in order to comply with any future European Union, national or local environmental and health and safety laws that may be adopted, or to respond to stricter interpretations or stricter enforcement of existing laws in the future.

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

Changes in Austrian income tax law have affected, and in the future may again affect, our net income dramatically.

    As of December 31, 2006, we recognized EUR60.5 million of deferred tax assets on Austrian tax losses carried forward. We believe it is more likely than not that these deferred tax assets will be realized. Austria allows an unlimited carryover of net operating losses. However, a change in Austrian tax law lowering the applicable tax rate could occur, as it did in 2004, requiring us to write down a portion of our deferred tax assets. Such a write-down has caused a significant income tax expense and negatively affected our net income, and may occur again in the future.

We may be affected by raw material and energy price increases.

     Our production is dependent on the timely availability of certain raw materials whose prices are driven by the oil and steel price development on the world market. Such raw materials are used in manufacturing, among other items, plastic components for bindings, ski boots and diving fins, carbon-fibers for racquets and metal parts for binding components and ski edges. Changing raw material prices historically have had a material impact on our earnings and cash flows, and are likely to continue to have a significant impact on earnings and cash flows in future periods. See "Item 5.A. - Operating Results - Factors Affecting Expenses".


We are indirectly controlled by one shareholder whose interests may conflict with yours.

     Head Sports Holdings N.V, controlled 18,987,344 shares, or approximately 47.7% of our issued shares, as of March 31, 2007. Head Sports Holdings N.V., a Netherlands Antilles corporation, is controlled by Johan Eliasch and his family members. Head Sports Holdings N.V. has the power to approve the nominations of our executive officers, approve the proposed actions of the Supervisory and Management Boards, change our core business, cause us to engage in transactions with affiliated companies, cause or restrict the sale of our assets, control our dividend policy and make other fundamental corporate decisions.

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

    At our Annual General Meeting in May, 2005, our shareholders authorized the Management Board to apply for a de-listing from the New York Stock Exchange and to terminate the "Common Share Agreement" between The Bank of New York and us. The de-listing, if carried out, would mean that it is no longer possible to trade our shares on a national market in the United States. Our share price may decrease as a result. In addition, a de-lisiting from the New York Stock Exchange may be followed by the de-registration of our shares from the U.S. Securities and Exchange Commission, if possible under applicable regulations.

ITEM 4:  INFORMATION ON THE COMPANY

4.A.     History and Development of the Company

     We are a leading global manufacturer and marketer of branded sporting goods serving the skiing, racquet sports and diving markets. We have created or acquired a portfolio of brands -- Head (principally alpine skis, ski boots, bindings and snowboard products and tennis, racquetball and squash racquets, tennis balls and badminton products), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings) and Mares and Dacor (diving equipment). Our key products have attained leading market positions and have gained visibility through their use by many of today's top athletes.

     With a broad product offering marketed mainly to middle to high price points, we supply sporting equipment and accessories to all major distribution channels in the skiing, racquet sports and diving markets, including pro shops, specialty sporting goods stores and mass merchants. Our products are sold through over 29,000 customers in over 85 countries and target sports enthusiasts of varying levels of ability and interest ranging from the novice to the professional athlete. Our strongest presence has traditionally been in Europe, and we have been successful in building market share in the United States, the next largest market for our products after Europe, as well as in Japan.

     Our Head ski division traces its origins to 1950 when it was founded by Howard Head, the inventor of the metal ski. In 1970 and 1971, AMF Incorporated acquired the predecessors of our Head ski, Tyrolia bindings and Mares diving divisions, which collectively became known as AMF's Sport Product Group. In 1989, HTM Sports Holding B.V., a company formed by Freeman Spogli & Co. and a group of Japanese investors, acquired the companies that comprised the Sports Product Group in addition to the predecessor of our ski boot activities. In 1993, this company was sold to Austria Tabak, the then Austrian government-owned tobacco monopoly, which held them through what today is known as HTM Sport-und Freizeitgerate AG, or "HTM". Following its purchase by Austria Tabak, HTM began experiencing financial difficulties. In January 1996, our intermediate holding company subsidiary, Head Holding Unternehmensbeteiligung GmbH, or "Head Holding", acquired HTM from Austria Tabak for ATS (Austrian Schillings) 10 million (EUR 0.7 million) pursuant to a Share Purchase Agreement dated
September 20, 1995.

     Over the last six decades, we have become one of the world's most widely recognized developers and manufacturers of innovative, high-quality and technologically advanced sporting equipment. Our focus continues to be on our core products of skiing, tennis and diving equipment. In order to expand market share and maximize profitability, we have increased our emphasis on marketing and new product development, leveraging further our brands, global distribution network and expertise in manufacturing. We have added complementary product lines and premier brands through acquisitions, including the diving products company Dacor in 1998 for $2.3 million (EUR 1.8 million) and the tennis ball manufacturer Penn for $40.6 million (EUR 31.2 million) in 1999. In October 1999, we acquired the Blax and Generics snowboard businesses for $0.7 million (EUR 0.5 million), and we now market their products under the Head brand.

     Principal capital investments and divestitures. For a discussion of our capital investments and divestitures in connection with our efforts to reduce costs and rationalize our manufacturing, see "Item 5A. Operating Results -- Business Rationalization" and "--Business Venture Agreement". For a discussion of our capital expenditures to be incurred in connection with the replacement and/or improvement of our manufacturing equipment, see "Item 5.B - Liquidity and Capital Resources - Capital Expenditures; Research and Development".

     Corporate information. Head N.V. was incorporated as a holding company under the laws of The Netherlands on August 24, 1998 as a public company with limited liability (naamloze vennootschap) or a N.V. Our statutory seat is in Rotterdam, The Netherlands. We are registered under number 24286737 at the Commercial Register in Amsterdam, The Netherlands. Our executive offices are located at Rokin 55, 1012 KK Amsterdam, The Netherlands. Our telephone number is +31-20-625-1291. Our website address is www.head.com. Our agent in the United States is CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, NY 10011.


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


Industry Overview

Winter Sports Market

    We define the winter sports market as the market for alpine skis, ski boots and bindings, and snowboard equipment. We estimate that there are approximately 50 million skiers and 8 million snowboarders active worldwide and that the market for winter sports equipment in 2006 was approximately EUR 1.2 billion at the wholesale level, consisting of EUR 400 million for skis, EUR 160 million for bindings, EUR 280 million for boots and EUR 310 million for snowboard equipment. The ski market consists predominantly of Europe, North America and Asia, with Europe constituting approximately 64% of the world market in 2006, the United States and Canada approximately 23% and Japan approximately 10%. The snowboard market is led by North America, followed by Europe and then Japan.

    Ski sales have traditionally been the primary component of the winter sports market, with trends in ski sales directly affecting sales of bindings, ski boots and other ski accessories. The market for skis, however, has undergone a transformation in the past 15 years by declining from an estimated 6.5 million pairs sold per year worldwide in the late 1980's to approximately 4.1 million pairs sold in 2006. The reduction in ski sales resulted primarily from a shift in preference among some consumers from skiing to snowboarding in the early 1990's, an absence of significant product innovation, except for the introduction of the carving ski in 1996, and the severe decline in the Japanese market, caused by the economic difficulties experienced in Japan in recent years. In the last ten years, the snowboard market developed into a new form of winter sport, and the market increased from 800,000 boards sold in 1995 to a peak of 1.6 million in 2000. In 2006, 1.2 million boards were sold.

    The ski bindings market declined from approximately 5.9 million pairs sold per year in the early 1990's to approximately 3.9 million pairs in 2005. In 2006 the market increased to approximately 4.1 million pairs as an increasing number of integrated ski-binding systems are sold. The ski boot market increased from
3.6 million pairs sold in 2003 to 4.0 million pairs in 2006.

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

    Carving skis have proved popular with skiers. Carving is designed to capture the feel of snowboarding with greater control and allows for turns to be executed at high speed, making skiing easier for skiers of all abilities. Based on our market knowledge and experience we expect that these features will make skiing more fashionable for all groups, that carving will continue to dominate the category at the expense of traditional skis and that some snowboarders will shift to carving skis. Industry observers also believe that growth in carving skis has helped to stabilize the overall ski market, thereby partially offsetting the declining industry trend. New trends like the Park & Pipe skis, skiercross skis and fat off-piste (freeride) skis show the vitality of the sport. Products targeted specifically at women are becoming a strong factor in sporting goods in general, and in winter sports products in particular.

Racquet Sports Market

     We define the racquet sports market as the market for tennis, squash, badminton and racquetball racquets and tennis balls and racquetball balls. We estimate that the market for tennis racquets in 2006 was approximately 10 million units, with a value of approximately EUR 300 million at the wholesale level. We believe the markets decreased by approximately 3% in revenue (measured in local currencies) in 2006 compared to 2005. The market is divided predominantly among the United States, Europe and Japan. The United States and Europe each represented approximately 30%, and Japan approximately 10%, of the 2006 world market.

     Measured in unit volume, the worldwide tennis racquet market has declined from its peak in the early 1990's, as a result of various factors, including reduced interest in the sport, particularly from younger people. The decline in interest is believed to be due to competing leisure activities, such as alternative sports, computer games and the Internet.

     We estimate that worldwide sales of tennis balls slightly exceeded
EUR 178 million at the wholesale level in 2006, with approximately 21.7 million dozen tennis balls sold. The United States and Europe each represented more than 30% of the 2006 world market. In 2006, we estimate that the global market for tennis balls increased in both value (by approximately 1.8%) and volume (by approximately 4.1%) compared to 2005. The U.S. market increased by approximately 5.2% in value and approximately 8.1% in volume in 2006. The European market increased by approximately 7.5% in value and by approximately 4.8% in volume. The Japanese market continued to decline by approximately15% in value in 2006, after a decline of approximately 6% in 2005.

Diving Market

     We define the diving market as the market for diving equipment, wetsuits, dry suits and diving accessories. We estimate the market at the end of 2006 to have been approximately EUR 450 million. We believe that the overall diving market was generally declining, with the important Western European and Japanese markets showing, according to some estimates, a downturn in demand in 2006 of up to 10% and 14%, respectively, compared to 2005. This overall decline was, we believe, principally due to the decrease in international travel to diving destinations and, to a lesser extent, general economic conditions. Only certain markets in areas such as South East Asia and Eastern Europe showed some general improvement in 2006. We believe that the diving market may recover in the event there is a decline in customers' concern about the threat of terrorism. The popularity of diving in many emerging economies is increasing, as reflected by increased sales of diving equipment in Russia, Poland, Croatia, Serbia, Ukraine, Thailand and South Africa, with significant increases in sales especially at diving centers. The diving equipment market can be divided into a lower segment sold through chain stores with lower average prices and an upper segment sold through specialty stores and diving centers. The lower segment of the market consists primarily of equipment for snorkelling while the upper segment of the market consists of equipment for scuba diving.

     The diving industry is fragmented with well over 30 brands. While there are various companies which produce a number of diving products, Mares is the only company which designs and manufactures a complete line of products under one trademark.

Our Competitive Advantages

    We have a leading market share in key product areas. We believe we hold leading market positions in skiing, tennis and diving products.

    o Skis. In 2006, we believe, based on our market knowledge and experience, that Head skis were the number two selling skis in Europe, the largest market for ski equipment in the world based on units sold. We believe we held the number three position globally with 15% of the world market based on units sold.

    o Bindings. Tyrolia bindings also have long been a market leader, and we believe, based on our market knowledge and experience, that Tyrolia was the top selling brand of ski bindings worldwide in 2006 in terms of units sold. In the 2006 season, we also believe we were the largest manufacturer of ski bindings worldwide in terms of units produced (including ski bindings manufactured for others).

    o Ski boots. In 2006, we believe based on our market knowledge that Head ski boots was the number three selling brand in quantity worldwide with a market share of approximately 17%. Our market position reflects a positive trend in volume and average price since the introduction of the Head brand for ski boots in the 1998/1999 season.

    o Tennis Racquets. In tennis, we believe Head maintained the number one market position in Europe and the number two position globally in retail sales in 2006.

    o Penn Tennis and Racquetball Balls. Penn is the world's leading manufacturer of tennis and racquetball balls by volume sold. In 2006, we estimate that Penn sold half the tennis balls purchased in the United States and held more than 30% of the tennis ball market worldwide in volume. In 2006, we estimate we held more than 65% of the racquetball ball market in the United States, which we believe accounted for 90% of the worldwide market.

    o Head Tennis Balls. In 2006, we launched the Head tennis ball brand in all markets outside the Americas to take advantage of the strong market share of Head tennis racquets around the world. Penn tennis balls will continue to be marketed and sold in these markets.

    o Diving. Mares is one of the largest producers and marketers of diving equipment in the world. We also own Dacor Corporation, a U.S.-based seller of a selected range of diving equipment. We believe that in 2006 Mares, Dacor and Sporasub together held 13% of the worldwide market in diving equipment.

    We have a strong brand identity. Our principal brands -- Head, Penn, Tyrolia and Mares -- are among the most widely recognized names in their markets. We reinforce the strength of our brands through a program of endorsements with high profile athletes and sponsorship of major tournaments and other events.

    o Winter Sports. Worldclass skiracers such as Bode Miller from USA, Didier Cuche and Ambrosi Hoffmann from Switzerland, Sarka Zahrobska from the Czech Republic, Maria Riesch from Germany, Patrick Staudacher from Italy, Johann Grugger from Austria and Marco Buchel from Liechtenstein, endorse Head skis. In Free Style, Evelyne Leu from Switzerland won the gold medal at the 2006 Olympic Games in Turin and the World Cup 2006 using Head skis. In snowboarding, we have received endorsements from the U.S. athlete Steve Fisher, who won the X-games 2004, and the Finnish athlete, Jukka Eratuli, who won the 2002, 2003 and 2005 overall world championship title in the Big Air discipline.

    o Racquet Sports. Andre Agassi, despite retiring during 2005 continues to endorse our Head tennis racquets - he used our Head Flexpoint in all major events since mid-year 2005. Anastasia Myskina, Svetlana Kuznetsova and Marat Safin won the French Open 2004, the US Open 2004 and the Australian Open 2005, respectively, using Liquidmetal racquets. Recently, world number three on the WTA tour, Amelie Mauresmo and world number five on the ATP Tour, Ivan Ljubicic, joined the professionals worldwide using Head tennis racquets. Head and Penn tennis balls are the official ball of many major tennis tournaments worldwide, including the Association of Tennis Professionals (ATP) Tour and the Women's Tennis Association (WTA) Tour events and the Tennis Masters Series and Tennis Masters Cup.

    o Diving. We believe most free diving world records, including the new world record in variable ballast deep free diving (descent with ballast and ascent by hand along the cable) set by Gianluca Genoni in October 2006, have been set using Mares equipment.

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

    o In our Head Intelligence skis and snowboards, we have utilized the technology originally developed for our Head Intelligence line of tennis racquets. Head Intelligence skis and snowboards transfer the energy created by contact with surface of the snow through Intellifibers to absorb vibration and adjust the stiffness of the skis and snowboards based upon speed and snow conditions. Major ski magazines and trade journals have rated the skis highly and we gained added visibility when the skis were used at the 2002 and 2006 Winter Olympics in Salt Lake City, Utah and in Turin, Italy, at the 2003 and 2005 World Championships in St. Moritz, Switzerland and Bormio, Italy, and in World Cup ski races since the 2002/2003 season. We have also been a leader in the development of carving skis, and we introduced the first bindings specifically designed for carving skis, which include carving plates and other features designed to improve performance. With our recent introduction of Liquidmetal skis, we have another technological highlight that should help to maintain or increase our market share in the high end segment of the ski market. We have earned an important position in the rental market by developing and marketing innovative rental systems.

    o In ski boots we are introducing a new important project in the Racing line. For the first time in Head ski boot history, our sponsored racers are celebrating important victories in the World Cup competition using Head ski boots, offering an excellent opportunity to improve our brand image in the high-end segment. In addition we intend to introduce the new Edge line, which represents the most important line in terms of volume and revenue. We plan to maintain our cost efficiency in production and concentrate on improving our product mix.

    o In 2003, we introduced Head Liquidmetal racquets, which "Fortune" magazine and "Business Week" declared to be one of the 25 best products of the year 2003. During 2005, we successfully launched Flexpoint as a new breakthrough in sophisticated tennis racquet technology. In addition, racquets such as the FXP Radical are among the best sold racquets among quality retailers around the globe. In 2006 we launched the latest tennis racquet technology, Metallix, which is geared to recreational players.

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

    o Our marketing techniques include hosting training programs and clinics for in-store personnel, participating in trade fairs, preparing in-store promotional materials and conducting a strong advertising program, including print advertising and point-of-sale merchandising such as displays and samples. As a result, we believe that we have built a strong presence in specialized ski, racquet sports and diving retail outlets in a number of our key geographic markets.

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

    o In 2007, we launched our new corporate branding and logo, which have given our brand image and products a more unified, contemporary appearance.

    We have centralized our tennis racquet production with a third-party manufacturer in China. During 2005, we made the strategic decision to outsource the remaining tennis racquet manufacturing volumes to a contract manufacturer in China. With the strongly declining dollar we lacked cost competitiveness with our Euro cost structure. While we continue to design and engineer our products in-house, our technically sophisticated tennis racquets are now made at a Head exclusive factory in Shenzhen, China. With this design and manufacturing structure, we protect the quality and proprietary concepts of our products while enabling competitive pricing of our products in the market place.

Our Strategy

     Our overriding strategy continues to be the development of innovative products across all of the markets in which we operate. Our business strategy is to capitalize on our competitive strengths in order to increase revenues while improving cash flow and profitability through market share expansion, new product introductions and cost reductions.

     Expand Market Share. We continue to focus on expanding our market share, particularly in the United States and Japan, by developing innovative products such as our Head Metallix racquets and strong-selling products such as Penn and new branded Head tennis balls.

    o We intend to continue to seek market share growth in European and other markets by our on-going investment in new athletes, technological product development, and branding, despite the difficult market conditions in 2007, due particularly to the impact of poor snow conditions on sales of our Winter Sports products,

    o We intend to increase business in emerging markets such as Asia, Latin America and Eastern Europe by establishing local representative offices in these key regions. To this end Asian markets will be covered from our new offices in Hong Kong and Shanghai.

    o We intend to introduce new product categories, such as Head badminton equipment, under our well known Head brand.

    o In the skiing market we intend to increase our market share through the inclusion of top class skiers among our sponsored racers whose outstanding performance raises our product profile. In addition, products tailored to woman's requirements should positively impact our market share.

    o We intend to expand sales of our snowboard equipment by leveraging our sales, marketing and distribution networks.

    o We intend to increase our penetration of the U.S. market for tennis racquets and other Head products through continued innovations in racquets and an exclusive endorsement agreement with the US Professional Tennis Association (racquets and balls) and a non-exclusive endorsement agreement with the Professional Tennis Registry (racquets only), the two largest tennis teaching organizations globally. Our goal is to become the leading supplier of tennis products and add significantly to the presence of Head racquets in the United States. We believe that the launch of our Head Flexpoint racquets has supported this objective. In 2006 we launched another superior technology with the Metallix Series of racquets for recreational players.

    o We intend to increase our penetration of the U.S. market for diving equipment by introducing new products into the Mares line.

     Rapidly Develop and Launch New Products. We intend to continue our tradition of product innovation and development by identifying new product opportunities and moving quickly to launch these products successfully. After we identify a new product opportunity, we rely on our in-house research and development department and the manufacturing facilities available to us to produce the desired product concept. Thereafter, through a combination of our integrated marketing program, high brand awareness and global distribution organization efficiency we are able to introduce the new products to the market rapidly. Recent examples of this approach are our Head Intelligence and Head Liquidmetal skis and snowboards and Head Flexpoint and Liquidmetal tennis racquets. The Company spent EUR 10.1 million in each of 2006 and 2005, and EUR 12.5 million in 2004, on research and development.

     Continued cost management. We have implemented a substantial cost reduction program which resulted in cost savings and increased operating income. Most recently, in July 2005, we signed an agreement for the establishment of a company in the British Virgin Islands. The business venture was established to found a company in China which, beginning in January 2007, manufactures tennis balls for exclusive sale to us, which we believe will lead to cost savings beginning in 2008. In 2007, we expect to finalize a restructuring program to reduce production capacity for diving products in Italy and transfer production to Eastern Europe and the Far East, as a consequence of reductions in sales. See "Item 5A Operating Results -- Business Rationalization" and "-- Business Venture Agreement".

    We are investigating additional cost savings. Where we are confident that quality and proprietary technology will not be compromised, we intend to look for and secure further arrangements to manufacture our products in low-cost regions. We aim to decrease our overhead costs as we identify and implement new measures, such as additional relocation of production plants and outsourcing arrangements.

Our Products

    The table below shows net revenues by geographical area of customers (in thousands):

                                          For the Years Ended December 31,
                                      ------------------------------------------
                                          2006            2005             2004
                                      -----------      ----------     ----------
Austria.....................          EUR  37,462     EUR  33,308    EUR  35,755
Italy.......................               27,929          26,549         32,059
Germany.....................               42,543          41,944         44,301
France......................               31,546          33,017         33,718
United Kingdom / Ireland....               12,621          13,893         16,813
Other (Europe)..............               74,673          72,465         73,900
Asia........................               32,885          35,643         34,381
North America...............              103,525          97,607        100,246
Other.......................               14,270          14,066         13,521
                                          -------          ------         ------
        Total Revenues......          EUR 377,454     EUR 368,492    EUR 384,696
Sales deductions............             (10,692)         (8,926)        (9,700)
                                          -------          ------         ------
        Total Net Revenues..          EUR 366,762     EUR 359,566    EUR 374,996
                                          =======         =======        =======


Winter Sports

    Winter Sports products accounted for 49.8% of our total net revenues in 2006.

Head Ski

    Our Head ski brand is one of the leading ski brands in the world. We estimate that we had a 15% market share worldwide in 2006. We sell a broad range of carving skis designed for all levels of skiers, from the novice to the professional racer. Our ski products represented 35.6% of our total Winter Sports revenues in 2006.

    The following table sets forth our principal Head ski models:


                                                               Number of
                  Line                   Target Market           Models                      Features
           ------------------    ---------------------------   ----------  ----------------------------------------
           Racing Carver         Expert skiers and racers            5     Extreme stability and precision for
                                                                           racing and high performance skiing
           Freeride              Advanced to expert skiers           5     Maximum lift in powder snow and
                                                                           maneuverability for off piste and extreme
                                                                           skiing
           Skicross              Advanced to expert skiers           5     Maximum versatility on and off piste
           Allmountain/          Intermediate to advanced            6     Easy-turning and maneuverability for all
           Allround Carve        skiers                                    types of terrain
           Park & Powder         Advanced to expert skiers           4     Shock-absorbing reinforced construction
                                                                           for mogul, freestyle skiing and jumps
           Women                 Female skiers                       7     Reduced weight, softer flex
           Junior                Young skiers                       12     Radical side cuts designed for easy
                                                                           handling for younger skiers of all
                                                                           abilities
           Rental                All skiers                         10     Added durability
           Accessories           All skiers                         26     Includes ski poles, carrying bags and
                                                                           other items


    Technology. We believe that we are an industry leader in the development of innovative and technologically advanced carving skis. Our carving skis are not only different in appearance from conventional skis, but are also differentiated from various other carving skis by patented technical features and directional stability. In February 2002, we introduced a patented "ski management" system -- Head Intelligence skis. This product line utilizes the technology we introduced in 2000 with our Head Intelligence line of tennis racquets and incorporates the piezoelectric Intellifiber and Head Chipsystem. Head Intelligence skis transfer the energy created by contact with surface of the snow through the Intellifibers to absorb vibration and adjust the stiffness of the skis based upon speed and snow conditions. This gives the skier more control with less effort. Major ski magazines and trade journals have rated the skis highly. This technology gained added visibility through Head skis being used by our sponsored World Cup ski racers at all World Cup events, as well as at the 2002 and 2006 Winter Olympics and the World Championships in 2003, 2005 and 2007. During the Winter Olympics in Turin in 2006, we presented also our Liquidmetal skis.

    Market Share. We estimate that the global ski market was approximately
EUR 400 million at the wholesale level in 2006. We believe, based on our market knowledge and experience, that in 2006 Head skis were the number two selling skis in Europe and that we held the number three position worldwide based on units sold. We estimate our market share for skis worldwide was 15% in 2006, an increase of approximately 88% from an estimated 8% in 1996.

    Our strategy is to increase our market share through geographic expansion and focused product offerings. We plan to pursue market share growth in the United States and are seeking further opportunities in developing ski markets such as Eastern Europe and, to a lesser extent, South America and China. In 2006, we started a special initiative to increase the popularity of our skis in Colorado, a key market where Head is underrepresented. The initiative included on hill demonstrations, women's clinics and local advertisements in the major resorts in Colorado.

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

Bindings

    We believe that Tyrolia was the top selling brand in the worldwide ski bindings market in 2006, based on units sold. Our bindings business represented 29.5% of our total Winter Sports revenues in 2006.

    The following table sets forth the principal Tyrolia binding products:


                                                      Number of
                  Line                 Target Market    Models                   Features
           ----------------- ----------------------------------- --------------------------------------------
           Racing            Expert and                    7     Innovative Free Flex PLUS
                             professional skiers
                                                                 Technology (patented)
           Freeride          Young skiers, new             4     Diagonal toe, wider brake, light weight
           Park & Pipe       target groups

           Railflex          Beginners and advanced        7     Integration system with Double Free Flex, boot
                             skiers                              center adjustment and tool free mounting

           Light Diagonal    Carving skiers                2     Different systems featuring Cyber Free Flex
                                                                 Technology (patented) or
                                                                 Carve Flex Technology and different
                                                                 integrated stand heights

           Super Light       All skiers                    4     SL Super light and LD Light diagonal
                                                                 technology with different integrated
                                                                 stand height

           Junior            Young skiers                  5     Provides safety features for juniors
                                                                 and children

           Rental            Rental market                 8     Adjustable toe and heel parts with unique
                                                                 Single Code System. Chip technology for Sym Pro

           Women             Female skiers                 2     Light weight Rail Flex models

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

    In 2004, Tyrolia introduced the second generation of Rail Flex, an integrated tool free binding system. Integrated binding systems are one of the fastest growing market segments worldwide. The Rail Flex system already accounts for more than 20% of worldwide binding sales.

    In 2005, we offered our Rail Flex system for the junior segment. We offer a fully integrated version exclusively with Head skis and a second version with a specific Rail Flex base for all other skis. We are also offering adapted bindings for the new segments Freeride and Park & Pipe.

    In 2006 we introduced a redesigned junior line with improved performance, and a specific women's line of light-weight Railflex models.

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

    Market Share. We estimate that the market for bindings worldwide was approximately EUR 160 million at the wholesale level in 2006. We estimate our market share worldwide in production for bindings in units was approximately 37% in 2006 (including for other Original Equipment Manufacturers - OEMs) and believe that Tyrolia was again the top selling brand in 2006 in terms of numbers of units sold.

    We continue to observe a growing demand for integrated bindings systems, specific features for shaped skis as well as new technologies. We intend to respond to these changing demands by developing complete new and innovative solutions of integrated binding-ski systems to enhance the coordination of movement and forces of all products equipped with these systems. These integrated systems also offer convenient mounting technology for our dealers.

    Manufacturing. All of our Tyrolia bindings are manufactured at our technologically advanced plant in Schwechat and assembled under our supervision in the Czech Republic. Tyrolia bindings consist of over 100 separate components, many of which are made in-house. Most of the assembling is performed by robotics and a smaller part by hand . We also produce bindings for other OEMs.

Ski Boots

    We market our ski boots principally under the Head brand name, and we also use the brand name Munari. We also supply private label boots marketed to lower price points. Our ski boot business represented 25.4% of our total Winter Sports revenues in 2006.

                                                                   Number of
                Line                      Target Market             Models                      Features
         ---------------       ------------------------------     ----------   -----------------------------------------------
         Head
         Racing/Freeride       Racers, experts and freeriders           9      New Project introduced in 2004 with full
                               professional skiers                             bi- injection technology, Full Custom
                                                                               System and several adjustments that
                                                                               provide maximum precision and performance
                                                                               for high end skiers.

         All Mountain          Experts to intermediate skiers           8      Edge Line introduced in 2002, with a
         Performance                                                           wide range of models targeted to the
                                                                               expert and advanced skier. Intended
                                                                               to provide an outstanding level of
                                                                               performance and comfort

         High Performance      Women from good to expert level          3      E-fit introduced 2003 is targeted at the
         Women line                                                            skier looking for maximum comfort and
                                                                               ease of use featuring a completely new
                                                                               technology



         Sport/Comfort         Intermediate and beginners               6      EZ-on 2 is introduced in 2005 featuring
                                                                               an easy entry shell construction, Double
                                                                               Power Buckle and Autoski Walk intended
                                                                               to create maximum ease of use and comfort

         Junior                Young skiers (all segments)              7      Junior boots for racers to beginners

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

         Junior                Young skiers (all segments)              4      Junior boot line for good, intermediate
                                                                               and beginner skiers



    Technology. In 2006, we introduced a new line of boots, called Dream Thang, specifically designed for women. The project represents the first 4-buckle only boot developed to respond to women's needs in terms of fit and performance. The Dream Thang line has been very positively received and contributed to developing the image of the Head ski boot brand.

    The Edge boots line has become our best-selling ski boots in terms of number of units sold. The Edge boot allowed us to increase our market share in the middle and higher price segment and was successfully sold at retail level. In 2006, the line has been improved with new graphics and cosmetic treatment to offer more value at the middle price point. This restyling has increased the competitiveness of the line.

    Market Share. We estimate that the market for boots worldwide was approximately EUR 280 million in 2006. We believe, based on our market knowledge and experience, that Head ski boots held a solid number three position worldwide in 2006 based on units sold. We estimate that our volume market share (Head and Munari together) in 2006 was approximately 17%, compared to an estimated 9% market share in 1998.

     Manufacturing. In 2004, we transferred the production of our ski boots from Estonia to our new factory in Litovel, Czech Republic, which allowed us to improve our efficiency and service. The production transfer from Italy to the Czech Republic is now also completed with the closure of the injection department in Italy. In 2006, we produced all of our ski boots in the Czech Republic.

Snowboards

    We market our snowboard products under the Head brand. These products accounted for 9.4% of our total Winter Sports revenues in 2006.

    The following table sets forth our principal categories of snowboarding products:



                                                    Number of
                 Line             Target Market      Models                            Features
           ---------------    -------------------  ----------  --------------------------------

           Boards             Freestyle/Freeride        15     Intelligence Chip Technology and Intellifiber
                                                               Technology, Dimensional concept: perfect
                                                               boot-binding-board match
                                                               Free Flex rail system: innovative binding fixation
           Softboots          Freestyle/Freeride         9     BOA and Speed Winch comfort lacing systems, Zone
                                                               Control liner fixation from outside

           Softbindings       Freestyle/Freeride         9     New PX line featuring : first tool free adjustable, full
                                                               Contact heelcups.
                                                               Auto-Open straps: reentry improvement
                                                               Auto-Lock highback: automatic fixation of highback
                                                               to heelcup

           Rental             Freeride/Freestyle         8     New rental boards with TNT shield protection
                                                               Dimensional concept: perfect boot-binding match
                                                               New Speed disc: tool free angle adjustment
           Protection         Freeride/Freestyle        22     Better fitting helms, to eliminate pressure points and
                                                               increase comfort, jacket, vest and pants weight reduced
                                                               and effective anatomical fit

    Technology. In 2003, we introduced Head Intelligence with Head Chip System in our snowboards and took advantage of the momentum already created in skis at dealers and media. In 2005, we launched the new binding concept - PX- next generation of our powerframe concept bindings. These bindings feature a unique toolfree forward lean adjustment of the highback. Our bindings feature auto-open straps for reentry comfort and autolock highbacks for automatic fixation of the highbacks to the heelcup on top. In 2006 we introduced Speed Winch, Zone Control to maximize our comfort lacing systems. In the rental market Speed Disc and TNT Shield contributed to our overall rental program competitiveness.

    We believe that the Head "Rent'n Ride in 58 Seconds Program", introduced in 2003, is still the fastest and most versatile rental system offered to the market.

    Market Share. We estimate that the global market for snowboards was approximately 1.2 million units in 2006 and that our market share was approximately 6.4% worldwide.

    Manufacturing. We rely on contract manufacturers in Austria (snowboards) and China (snowboard bindings, boots, helmets and body protection).

     The Protection line for snowboarders and skiers, including helmets and body protection contributes to the overall completeness of our winter sports offer.


Racquet Sports

    Racquet Sports products accounted for 35.2% of our total net revenues in 2006. Under the Head brand name, we design, engineer and manufacture a broad offering of tennis, squash and racquetball racquets. We also sell tennis accessories under the Head brand and tennis balls and racquetball balls under the Head and Penn brand name. During the fall of 2006 we also introduced a full range of Head badminton products, including racquets, shuttlecocks, footwear, apparel and accessories.

Head Racquets

    We estimate that in 2006 our Head racquets were the number two brand worldwide, comprising 19% and 23% of the world wholesale market in units and revenue, respectively. Revenues from racquets amounted to 63.6% of our total Racquet Sports revenues in 2006.

    The following table sets forth the principal Head racquet product lines:



                                                                         Number of
            Category                  Line              Target Market     Models                Features
        ----------------   ----------------------   -----------------   ---------   ----------------------------
         Tennis Racquets   Metallix and Flexpoint   Tennis                   10     Performance racquets
                           racquets                 enthusiasts at                  featuring MX and FXP
                                                    all level of play               technology for enhanced
                                                                                    ball control

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

                           Nano-Titanium and        Entry level              11     Lightweight value products
                           Performance racquets     players                         for short and medium swings

                           Junior Series            Young players            11     Lightweight racquets for
                                                                                    juniors from ages 6 to 14

         Squash                                     All players              14     Racquets for all skill
                                                                                    levels and price points

         Racquetball                                All players              11     Racquets for all skill
                                                                                    levels and price points

         Accessories                                All players               *     A full assortment of Tennis
                                                                                    and racquetball accessories

----------
* Not meaningful.


    Technology. Over a period of ten years we have gained technological leadership in the tennis market with many new, innovative technologies such as Titanium, Intelligence, Liquidmetal and Flexpoint. In 2006 we launched another superior technology with the Metallix Series of racquets for the recreational players. Year-long leading global tennis publications such as "U.S. Tennis Magazine" and the German "Tennis Magazin" thoroughly playtest Head racquets against relevant competitor products and consistently rate new Head racquets amongst their best choices.

    Market Share. We estimate that the market for tennis racquets worldwide was approximately 10 million units and EUR 300 million at the wholesale level in 2006. We believe, based on our market knowledge and experience, that Head branded tennis racquets were number one in Europe and number two worldwide in 2006. We estimate that market share of overall revenues generated for 2006 was approximately 23% worldwide and that our European market share was 29%.

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

    We believe that our significant global market share is partly a result of our strong presence on the professional tennis circuit. Based upon the February 2007 ATP Tour Entry-List Rankings, Head racquets were used by more than 25 of the top-rated 100 professional male players, including career grand slam champion and 2003 Australian Open winner Andre Agassi and 2005 Australian Open Champion Marat Safin, making Head the most used racquet brand used on the ATP Tour. Recently world number five Ivan Ljubicic joined the professional players worldwide sponsored by Head. Anastasia Myskina won the 2004 French Open and Svetlana Kuznetsova the US Open 2004 using Head racquets. Amelie Mauresmo, currently number three on the WTA Tour, started to endorse Head products in February 2007. In addition, we operate a strong grassroots program, introducing our products to leading instructors, coaches and other professionals who are in a position to generate interest in a product and influence ultimate customer decisions. As part of this program, we sponsor the world's largest tennis teaching organizations (based on size of membership), the United States Professional Tennis Association and the Professional Tennis Registry.

    We cross-leveraged these technologies to create line extensions in Head Squash and Racquetball and the Titanium, Intelligence and Liquidmetal models, which we believe improved our position in other racquet sports markets as well. In 2006, our racquetball racquet market share decreased to 29% in the U.S. racquetball market. We estimate that we were the number two brand in the racquetball racquet market in 2006.

    Manufacturing. All of our globally sold tennis, squash and racquetball racquets are outsourced to third-party manufacturers in China and other Asian countries.

Penn and Head Tennis Balls

    We believe that Penn is one of the world's leading manufacturers and marketers of tennis and racquetball balls. Revenues from our tennis ball division amounted to 36.4% of our total Racquet Sports revenues in 2006.

    In 2006, we launched the Head tennis ball brand in all markets outside the Americas to take advantage of Head's strength in the market for tennis racquets worldwide. Penn balls will continue to be marketed and sold in these markets.

    The following table sets forth the principal Penn and Head balls:


                                                                          Number of
                 Line                               Target Market          Models                      Features
         ----------------------------     ---------------------------    ----------  ----------------------------------------
          Tennis Balls
          Championship Penn               Frequent players                    3      Designed for specific court surfaces
          Championship Head               Frequent players                    2      Designed for specific court surfaces
          Pro Penn USPTA                  Teaching professionals              2      Highest quality felt/premium rubber balls
                                                                                     made for specific court surfaces
          Head ATP, No 1 and Pro balls    Top professionals and               3      Balls for tournament play made of long-
                                          serious tournament players                 wearing felt and rubber-coated for
          Penn ATP and Pro Penn                                                      moisture/stain resistance; Including: No
                                                                              4      1specifically for Germany and Pro Penn for
                                                                                     US and International Markets
          Pro Penn Stars and Pressure     Beginners (sold in all              5      Manufactured with less pressure
          less                            channels of distribution
          Penn Titanium                   Premium3                            2      Titanium enhanced core
          Penn Court One                  Casual/Recreational                 1      ITF approved


          Private Label                   Casual/Recreational                 3      Special orders

          Racquetball Balls
          Pro                             Tournament players                  1      Premium price/performance
          Ultra-Blue                      All players                         1      Flagship brand
          Titanium                        All players                         1      Titanium enhanced core

    Technology. Penn and the tennis ball division have introduced many innovations, including:

    o "play related" tennis balls for different court surfaces and high altitude play;

    o   optical yellow tennis balls, which have become industry standard;

    o   the pull ring can with plastic lid;

    o   recyclable plastic tennis ball containers;

    o   Smart Optic felt with 19% more visibility; and

    o   "Encore" technology for enhanced ball durability.

    Market Share. We estimate that the market for tennis balls is approximately EUR 178 million worldwide, with approximately 21.7 million dozen tennis balls sold in 2006. We believe Penn was the market leader in 2006, with an estimated volume market share of 31% worldwide and of 51.2% in the United States, the world's largest market in 2006.

    We believe that Penn's strong market position is a result of the superior quality of our products, economies of scale through our plant in Phoenix/Arizona, which is the world's largest plant , and close affiliation with the local grassroots federations and professional tennis circuit in the Americas. In 2006 we introduced the Head brand of tennis balls outside the Americas, leading to growth in our market share in Europe. Penn is the official ball used in many major tennis tournaments in the Americas, while Head is used in other global markets. Sponsorships include the Tennis Masters Cup and Tennis Masters Series events, the ATP Tour and WTA tour events, and some of the Davis Cup and Federation Cup tournaments. We are the exclusive tennis ball sponsor of the Masters Series tournaments, the highest profile tournaments in tennis outside the Grand Slam events. This exclusive sponsorship provides live broadcast brand exposure globally as well as merchandising opportunities. We are also the exclusive tennis ball sponsor of the world's largest tennis teaching organization, the USPTA, and in 2006 Head became the official ball and racquet of Tennis Europe, the largest regional association of the International Tennis Federation (ITF).

    The market for racquetball balls is concentrated mainly in the United States, which we estimate accounts for over 90% of the world market. In the United States, we estimate our market share was approximately 67% in 2006. Since the early 1990s, annual racquetball balls sales, including Penn racquetball balls sales, have been declining, and we expect the market to remain flat over the next few years.

    Manufacturing. We currently manufacture our tennis balls and racquetball balls (with the exception of less than 5% of the low-end products) at our facility in Phoenix, Arizona. In 2006 we completed a new tennis ball plant in China, which began producing pressureless tennis balls in January 2007. In 2004, when we closed our Ireland factory, we stopped manufacturing pressureless tennis balls and outsourced them. These balls, as well as pressurized balls for the Asia markets, will be manufactured in China as we ramp up production for the important growth opportunity we believe exists in China and other Asian markets.

    Several years ago, we entered into an agreement with a South American company, which, in addition to tennis balls sold from our U.S. facility, manufactures and distributes Penn tennis balls in Argentina exclusively for the South American markets.

Head Badminton Products

     The Company is entering the badminton business and plans a simultaneous rollout globally to present Head Badminton products to retailers during the spring 2007. Consumers should be able to purchase these products starting in the summer 2007. To support the introduction of our new business, Head has formed a partnership with the Danish Badminton Association (DBA) as the organization's exclusive equipment supplier. With this partnership Head has also secured worldwide television exposure through the international tournaments in Denmark, the Denmark Open and Copenhagen Masters. The Denmark Open is the biggest badminton tournament in Europe in prize money and will be part of the new International Super Series introduced by the International Badminton Federation in January 2007.

     The following table sets forth our principal categories of Head badminton products:


                                                       Number of
                 Line                Target Market      Models                Features
           ---------------       -------------------  ----------   --------------------------------

           Racquets
           Metallix Series       Expert Players             5      Strong and durable
           Airflow Series        Women                      2      Speed and control
           Nano Power and Ti     Recreational               9      Ght and large sweet spot
           Series                Players
           Junior Series         Young Players              3      Light and maneuverable
           Kit's                 Kids                       2      Full equipment set

           Accessories
           Full range of         All Players          ca. 25       Consistent quality
           Accessories incl.
           bags, strings, grips

           Shuttlecocks
           Feather               Serious Players            6      Consistent quality
           Nylon                 Recreational               3      Consistent quality
                                 Players
           Indoor Shoes
           Premium               Serious Players            4      Light weight and flexible
           Entry Level           Recreational               8      Durable
                                 Players
           Clothing
           Track Suits, Polo                           Ca. 60      Great designs and breathable materials
           Shirts, T-Shirts,
           Shorts and Dresses


    Manufacturing. All of our badminton products are outsourced to third-party manufacturers in China and other Asian countries.

Diving

    We believe, based on our market knowledge and experience, that our diving products had an estimated global market share of approximately 10% in 2006. The Mares and Dacor products cover the upper and middle market segments and include several models of air regulators, buoyancy compensator jackets, diving fins, diving masks, snorkels, exposure suits and diving computers.

    Each of these brands has different product features and is aimed to cover the various international market needs. In addition, we offer a variety of air tanks and valves, diving boots and gloves, underwater flashlights, equipment bags, knives and various other accessories and diving instruments. Our diving business represented 12.9% of our total net revenues in 2006.

    The following table sets forth the principal Mares and Dacor products:


                                                  Number of
                           Line                    Models                  Features
            ---------------------------------    ----------  ----------------------------------------------
            Regulators                                21     Lightweight, durable; high performing
            Air tanks                                  3     High resistance to impact and aging
            Valve sets                                 2     Designed to guarantee optimal air flows at any
                                                             pressure
            Buoyancy compensator jackets              20     Devices for airflow control and better buoyancy
            Wetsuits                                  20     Designed to ensure warmth and comfort
            Wetsuit accessories                        9     Gloves, boots and socks
            Fins                                      23     Designed to provide maximum power using minimum
                                                             effort
            Masks and goggles                         36     Includes single, two and four lens models, with
                                                             maximum visibility
            Snorkels                                  24     Designed to provide easy and dry breathing
            Computers                                  9     Designed to provide enhanced performance and
                                                             safety
            Other accessories                         72     Knives, spearguns, flashlights, bags, etc.


    Technology. Mares historically has been the industry's technological leader and has introduced many ground-breaking diving products ahead of the competition, including plastic fins, underwater guns and high-performance regulators. A large part of Mares' sales is dependent on patented technology, including air regulators, diving fins and diving masks, including the new Liquid Skin technology, and a new generation of buoyancy control vests (HUB) to provide maximum freedom during diving and a new algorithm for decompression.

    Market Share. We estimate that the market for diving equipment was approximately EUR 450 million in 2006 based on exchange rates at that time. We believe, based on our market knowledge and experience, that in 2006 our Mares brand of diving equipment had one of the best market positions in Europe and worldwide at the wholesale level. Our market share worldwide for the Mares, Dacor and Sporasub brands for 2006 is estimated at 10.2%.

    We are working to expand our presence in key markets such as the United States, where, we believe, Mares and Dacor combined held a 5% market share, and in Asia Pacific, where both brands combined had an estimated 7% market share in 2006. We also expect to grow our global market share through new product introductions and the addition of advanced technological features in our existing products. Many new patents have been introduced in 2006, thus strengthening our product offering. In addition, we expect the fragmented nature of the diving industry to provide increased opportunity for growth.

    Manufacturing. We currently manufacture the majority of our diving products, including Dacor products, in Italy. We have transfered all of our diving production in Tallinn, Estonia, to our plant in Litovel, Czech Republic. We are focused on in-house production of our high-technology products, such as regulators and computers, and outsource the remainder of our products to manufacturers in countries such as Italy and Thailand. We have made a number of improvements to our manufacturing processes in the last three years to reduce cost and improve efficiency. In addition, we outsource the assembly of a number of products. In 2007, we expect to finalize a restructuring program to reduce production capacity for diving products in Italy and transfer production to Eastern Europe and the Far East, as a consequence of reductions in sales. This initiative has had a beneficial impact on our 2006 results.

Licensing

    In 1996, we formed a licensing division to capitalize on opportunities resulting from the worldwide brand recognition of the Head name, which has existed for six decades. We believe the Head brand name is associated with innovative, high quality, well-designed, high performance products. Licensing enables us to expand the Head name to additional product categories. Revenues from licensing amounted to 2.1% of our total net revenues in 2006.

    Head apparel contributes approximately two thirds of the total royalty income and is licensed in all important markets worldwide (e.g. Europe, U.S., Japan and China). We also grant rights to the Head brand for other product categories such as footwear, luggage, eyewear, watches, equipment, bikes, toiletries and accessories. In addition to Head, we also license the Penn brand name to approximately 10 licencees worldwide, primarily for apparel, footwear and golf products.

    Licensing generated EUR 8.1 million in revenues in 2006 for the Head and Penn brands. We intend to explore other licensing opportunities for products suitable to the image of our brands. We believe that China may offer considerable potential for a further increase in licensing revenues.

    We believe that substantial licensing opportunity exists by capitalizing on the success of our strong-selling products as well as through improved leveraging of our brand portfolio. We also intend to protect and maintain the premium image of our brands by licensing only high quality goods within compatible product lines.

Sales and Distribution

     Our products are sold in over 85 countries to approximately 29,000 accounts. Our worldwide sales force comprised approximately 390 people as of December 31, 2006. In addition, we utilize sales representatives and independent distributors to serve specialized markets and related distribution channels.

Europe

    Sales to customers within Europe accounted for 60.1% of our 2006 net sales. We have centralized our European distribution organizations for Winter Sports and Racquet Sports products so that Head International GmbH operates as a single distribution company for several key markets. Since January 1, 2004, Head International invoices and ships products from one European distribution center in Klaus, Austria to our customers in Switzerland, Germany, Italy and Austria. As a result, all of our invoicing to customers in these markets, and to third-party distributors worldwide, occurs from Head International. The related former European distribution companies function as sales agencies.

North America

    Sales to customers in North America accounted for 27.4% of our 2006 net sales. We distribute Head, Tyrolia, Penn and Mares/Dacor through our subsidiaries Head USA and Head Tyrolia Canada subsidiary. Under Head USA's leadership, Winter Sports, Racquet Sports and Diving have separate sales/marketing organizations and sales forces but share all administrative and logistical functions. Our goal is to improve distribution to increase penetration in North America and reestablish Head and Tyrolia brand names in the U.S. winter sports market.

    The success of our Head Flexpoint, Titanium and Intelligence and Head Liquidmetal racquets has helped to significantly raise Head's profile as a tennis brand in North America. We hope to further heighten this profile through the endorsement by the US Professional Tennis Association, the world's largest association of tennis-teaching professionals, and other sales and marketing efforts.

Asia

    Sales to customers in Asia accounted for 8.7% of our 2006 net sales. In Japan, our largest market in Asia, our winter sports products are distributed by our own subsidiary distribution unit, while our racquet sports and diving products are distributed by third parties. Our products are sold in the rest of Asia only to independent importers or distributors on a wholesale basis. Because we believe that we have significant growth potential in Asia, we are developing closer working relationships with all Asian Head distributors through newly established representative offices in Hong Kong and Shanghai, and in Japan we plan to integrate the Racquet Sports distribution from a third-party distributor into our own subsidiary.

Other Markets

    Sales to customers in other markets accounted for 3.8% of our 2006 net sales. These markets mainly consist of Latin America, Africa and Australia. We believe the number of countries in these markets in which sales were made exceeded 50 in 2006. Sales of our products to these regions are made by independent importers/distributors.

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

    o Our Diving division advertises in a number of specialized publications worldwide and conducts promotions and media campaigns in stores, diving centers and tourist resorts. Mares, Dacor and Sporasub achieve high visibility in major specialized magazines as well as larger mass media due to focused partnerships with diving resorts, aquariums and athletes. Special attention is dedicated to the Mares website (www.mares.com), which we believe is considered one of the best in the industry and hosts over half a million visitors per year.

    To complement our marketing strategies, we cultivate the endorsement and promotion of our products among athletes. These endorsements emphasize technical performance and increase brand awareness.

    o In Winter Sports, we maintain a strong program of endorsements by high profile athletes, such as Bode Miller, Didier Cuche, Johann Grugger, Maria Riesch, Marco Buchel, Sarka Zahrobska and Patrick Staudacher who won two gold medals in the recent World Championships, Evelyne Leu, who won the gold metal in free style skiing at the Winter Olympics 2006 in Turin and former champions such as "legend" Franz Klammer, the 1976 Olympic Champion, and Patrick Ortlieb, another Olympic Champion. We also have an endorsement arrangement with the Austrian national ski team. In snowboarding, we have received endorsements from the German athlete, Jan Michaelis, who won the overall 2002 world championship title in Halfpipe and the Finnish athlete, Jukka Eratuli, who won the 2002, 2003 and 2005 overall world championship title in the Big Air discipline, as well as from the U.S. athlete Steve Fisher, who won the X-games 2004.

    o Our tennis racquet endorsement program is focused and highly selective. It includes current top level ATP players popular among the youth market such as Marat Safin and Gustavo Kuerten, WTA players such as Patty Schnyder, Anastasia Myskina and Swetlana Kusnezowa, as well as players from the ATP Senior Tour popular among mature players, including "legends" Thomas Muster, Bjorn Borg, Emilio Sanchez and Ilie Nastase. Recently world number five Ivan Ljubicic on the ATP Tour and world number three on the WTA Tour, Amelie Mauresmo, joined the professional players worldwide sponsored by Head. It was with the Head Flexpoint Radical that Andre Agassi reached the final of the US Open in 2005. Marat Safin won the Australian Open in 2005 with a Head racquet. In addition, since January 2003, we are the official tennis racquet of the US Professional Tennis Association with over 10,000 members. We are also the key racquet sponsor of the Professional Tennis Registry, the leading global tennis teaching organization.

    o Penn is the official tennis ball for many major tennis tournaments worldwide, including ATP Tour and WTA Tour events, the Tennis Masters Series and Tennis Masters Cup. Penn is the exclusive sponsor/supplier of the US Professional Tennis Association and is the official ball of the USTA League Tennis Program as well.

    o Most free diving world records have been set using Mares equipment. The last record set by Gianluca Genoni in Sharm el Sheikh/Egypt, October 2006, was of 141 meters, variable ballast, which received worldwide recognition. In 2006, Mares was - for the sixth time - chosen the best manufacturer of Buoyancy Control vests (BC). "Tauchen" magazine awarded Mares the first prize for the best Buoyancy Compensator line of the year.

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

    We believe that our high level of expertise is evident in all our product lines. Since Howard Head developed the first metal ski in 1950, we have consistently introduced new materials and processes into the manufacture of skis, including fiberglass, graphite, aluminum and titanium and led the industry with the introduction of a complete line of carving skis. We utilize sophisticated manufacturing processes to integrate torsion rib systems in all Head skis in order to produce a torsionally stiff ski without losing softer flexing properties. We have also developed an exponential dampening system for skis and traction plates to promote top performance for all types of skiers. In 2002, we successfully adapted the piezoelectric Head Intellifiber and Head Chip System to skis and launched Head Intelligence skis and Head Intelligence snowboards in 2003. In 2003, we introduced the first fully integrated ski-binding system in the lower- and mid-price segment. In 2005, we introduced the new Supershape ski, appropriately named because of the pronounced side-cut in the design. We believe that the incorporation of Intelligence Technology, to enable the ski to adapt rapidly to different conditions, and Liquidmetal qualities create a highly competitive product. We have also focused on our range of skis for women with the Head Thang series, which is designed to provide improved edge grip and easy turn initiation for the mid-speed range.

    Head ski boots has well established research and development resources and is one of the leading innovators, with a long history in ski boot manufacturing. In 2004, we introduced the "full custom system" which allows the width of the boot to be adapted with an internal wedge. In 2006, we introduced a new line of boots, named Dream Thang, specifically designed for women. The project represents the first 4 buckle boot entirely developed specifically for women's needs in terms of fit and skiing performance.

    In the area of bindings, we continually introduce new technical features for improved performance, safety and comfort such as new Free Flex systems, the unique safety "ABS" anti-friction toeplates, new and lighter designs of our unique Diagonal safety feature, new integrative solutions with new mounting processes (Railflex System), innovative light-weight constructions, as well as changes in styling and appearance in each two- to three-year product cycle. In 2004, Tyrolia also introduced the second generation of Rail Flex, an integrated tool free binding system. In 2005, we offered adapted bindings for the new segments Freeride and Park & Pipe. In 2006, we introduced a redesigned junior line with improved performance and, for women, light-weight Railflex models.

    Our expertise in tennis racquet design resulted in the 1997 launching of the Head Titanium Tennis series and in 2000 the Head Intelligence racquet technology. Some of these racquets feature a Microchip design, which converts mechanical energy into electrical energy and the result is the first chip-powered, electronically dampened tennis racquet. In 2002 we launched Head Intelligence X, further advancing the performance benefits of the proprietary Head Intelligence technology. In 2003 we introduced the Head Liquidmetal technology in our racquets, which "Fortune" magazine and "Business Week" declared to be one of the best 25 products of the year. Tennis magazines in the United States and Germany also have recognized the state-of-the-art design of this proprietary technology. In 2004 we brought the Protector series of racquets to the market. These are specially designed to address the needs of players with tennis elbow and contain the first-ever Electronic Dampening System (EDS). Our EDS is different from other dampening systems because it reacts immediately upon ball impact, not after, giving a revolutionary vibration dampening. Combined with a special cushioned grip and strings, the system reduces stress on the arm and can alleviate pain symptoms for some players with acute tennis elbow. In 2005, we launched Head Flexpoint, a unique racquet design that allows the user to obtain better control over the ball without sacrificing power. 2006 saw the launch of our latest technology, Metallix, geared to recreational players.

    Penn has long been a major source of innovation in the tennis ball market, improving tennis balls through such innovations as the introduction of "play related" tennis balls for different court surfaces and altitudes; optical yellow tennis balls, which have become industry standard; and recyclable plastic tennis ball containers with pull ring and plastic lid.

    Mares has a 57 year history of product innovation and we believe is one of the most advanced research and development centers in the industry. In 2002, Mares invented the new Airtrim Aystem for BCs which eliminates the old style inflators. This technology approach is now also followed by other mayor players in the market and seen as a new standard. Mares has thus renewed some key elements in the area of diving. In 2005, we launched a range specifically tailored to women divers, with a focus on performance, fashion and comfort.. In 2006, we released the new state-of-the-art diving computer Nemo Wide, which is achieving considerable interest. Our latest product launch was the Liquid Skin mask, which consists of two different areas of silicone to provide superior comfort in wearing. The technology used to produce this skirt is patented and differentiates us strategically not only by its appearance but also as compared to the growing imports of inexpensive masks produced in Asia. Introduced recently to the public at the most important Diving show in Europe, EUDI in Rome, this product generated substantial interest.

Customers

    We sell our products to approximately 29,000 specialty sporting goods stores, chain stores and department stores in over 85 countries. Our customers vary depending on where our products are sold. Our largest customers include Price Costco, The Sports Authority and Wal Mart in the United States; Victoria, Alpen and Xebio in Japan; Intersport International, a voluntary buying group which distributes our products predominantly in Europe; and Decathlon in France and other European countries.

     The payment terms that we offer to customers in our three business areas are consistent with the terms offered by other participants in the market.

     Winter Sports. This business area is very seasonal. We start our winter sport sales in July and August, but our customers' sales to retail customers occur primarily in November and December. Payment by our customers is not contingent upon resale of our product by our customers. However, the standard practice in this business area is for customers to pay their vendors only after they begin to sell the vendor's products. Therefore, as a result of this practice, payment terms for this business area typically exceed 90 days since we receive cash payments between November and February for sales starting in July. In the rental business we agree to payment terms over one year.

     Racquet Sports. Generally payment terms are between 60 and 90 days. However, in limited cases, such as when we deliver products early or in connection with certain sales campaigns, we may grant terms over 90 days.

     Diving. As a result of competition in this business area, and in line with the standard practice of our competitors, we grant payment terms of 120 days to our key customers for shipments to Italy, our major market. In addition, the diving business in Europe is very seasonal with most sales occurring in the spring and summer months. Despite this, we produce and deliver diving equipment and products throughout the entire year so as to improve our production and logistical capabilities.

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

    o The main competitors to our Head ski brand, are Rossignol, which is owned by Quiksilver; Salomon and Atomic, which are owned by Amer Group Plc; Fischer, which is owned by Fischer GmbH; and K2, which is owned by K2 Inc. Our Tyrolia bindings division competes primarily with Salomon, Marker and Atomic. With respect to Head ski boots, our main competitors are Salomon; Nordica, Technica and Dolomite - all of which are owned by the Technica-Lowa-Dolomite Group; and Lange and Rossignol, part of Rossignol S.A, now owned by Quicksilver.

    o The principal competitors of the Head tennis racquet division are Wilson Sporting Goods Co., which is owned by Amer Group Plc, and Prince Sports Group Inc., which is owned by a partnership of the Prince Senior Management and the Lincolnshire Equity Fund II, L.P.

    o The principal competitors of Penn/Head tennis balls are Wilson Sporting Goods Co., and Dunlop Slazenger International. In racquetball balls, our principal competitor is Ektelon, which is owned by Prince Sports Group, Inc.

    o Competitors of the Mares and Dacor diving division include Scubapro, Uwatec (computers only), the Aqualung Group (which includes the U.S. Divers and Sea Quest brands), and Cressi.

    Some of our competitors, notably Salomon and Atomic, which are part of the Amer Group Plc, are larger and have greater financial and other resources than we do. We generally compete on a product-by-product basis, and believe that we generally are preserving or acquiring market share as the sporting goods industry consolidates.

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

Materials

    As a result of the price increases for oil and steel in the world market, we faced significant cost increases in plastic components (bindings, ski boots, diving fins), carbon-fibres (racquets) and metal parts (binding components and ski edges) during 2005. In 2006, rubber prices (tennis and racquetball balls) increased substantially. Price increases for plastic components continued in 2006 partly driven by the power energy crisis. However, prices for our key materials peaked in 2006, and now appear to have stabilized.


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

    We consider our proprietary technology and patent protection to be important to our business. However, we are not dependent on any one patent or set of patents. Some of our recently introduced products like Titanium, Intelligence, Liquidmetal and Metallix tennis racquets, the Mares HUB system and Tyrolia "Super Light" bindings have patents that have many years to run.

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

    The following is a list of Head N.V.'s significant subsidiaries and their country of incorporation:


                                                                                                  Proportion of
                             Subsidiary                                    Domicile            Issued Capital Held
  ----------------------------------------------------------------    -----------------        -------------------
  Head Holding Unternehmensbeteiligung GmbH.......................    Austria                           100%
  HTM Sport- und Freizeitgerate AG................................    Austria                           100%
  Head Sport AG...................................................    Austria                           100%
  Head International GmbH.........................................    Austria                           100%
  Head Austria GmbH...............................................    Austria                           100%
  Head Technology GmbH............................................    Austria                           100%
  Tyrolia Technology GmbH.........................................    Austria                           100%
  Head Canada Inc.................................................    Canada                            100%
  Head Sport s.r.o................................................    Czech Republic                    100%
  HTM s.r.o.......................................................    Czech Republic                    100%
  Head France S.A.S...............................................    France                            100%
  Head Germany GmbH...............................................    Germany                           100%
  Head UK Ltd.....................................................    Great Britain                     100%
  Mares S.p.A.....................................................    Italy                             100%
  HTM Sports Japan KK.............................................    Japan                             100%
  Head Spain S.L..................................................    Spain                             100%
  Head Switzerland AG.............................................    Switzerland                       100%
  HTM USA Holdings Inc............................................    USA                               100%
  Head USA Inc....................................................    USA                               100%
  Penn Racquet Sports Inc.........................................    USA                               100%
  Power Ahead Holding Ltd.........................................    British Virgin Islands             70%
  Head Sports (Hui Zhou) Corp.....................................    China                              70%


4.D.     Property, Plant and Equipment

    The following table sets forth information as of December 31, 2006 with respect to the manufacturing, production, warehousing and office facilities used by us in our business:


                                                                                                 Area (in
            Location                              Description                 Owned/ Leased   square meters)
-------------------------------    ----------------------------------------  -------------------------------
Kennelbach, Austria............    Ski manufacturing                         Leased                12,665
                                   Administration, marketing, research       Leased                 4,670
                                   and development
Klaus, Austria.................    Warehousing                               Leased                 8,710


Schwechat, Austria.............    Binding manufacturing                     Leased                12,709
                                   Warehousing                               Leased                 5,510
                                   Administration, marketing, research       Leased                 1,472
                                   and development
Neusiedl, Austria..............    Warehousing                               Leased                 2,974
Maser, Italy...................    Ski boot research and development         Leased                 1,800
Litovel, Czech Republic........    Ski boot and diving products
                                   Manufacturing                             Owned                  8,122
                                   Warehousing                               Owned                  7,182
Budweis, Czech Republic........    Ski manufacturing                         Owned                  5,790
                                   Warehousing                               Owned                  4,199
Rapallo, Italy.................    Diving manufacturing                      Owned                  1,500
                                   Warehousing                               Owned                  2,000
                                   Administration, marketing, research       Owned                  2,500
                                   and development
Casarza, Italy.................    Manufacturing                             Owned                  3,966
                                   Warehousing                               Owned                  3,742
Phoenix, Arizona...............    Tennis and racquetball ball               Owned                 13,009
                                   administration, manufacturing,
                                   research and development
Daya Bay, China.................   Manufacturing, warehousing and            Owned                 15,158
                                   administration

    In 2005, we outsourced our tennis racquet production from our sites in Kennelbach, Austria, and Budweis, Czech Republic, to a contract manufacturer in China. We closed down our production site for ski bindings in Neusiedl, Austria which we will use for warehousing. Binding assembly is partially outsourced to a partner located in the Czech Republic. We also extended our warehouse facilities in Budweis, Czech Republic.

    Additionally, we rely on third-party manufacturers in Austria (snowboards), Estonia, Italy and Bulgaria (diving products), and in Asia, such as in China (accessories and snowboards, bindings, boots, helmets, body protection, badminton) and Thailand (diving products, badminton).

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

    Based on our experience to date, we believe that future cost of compliance with environmental laws, regulations and ordinances, or exposure to liability for environmental claims, will not have a material adverse effect on our business, operations, financial position or liquidity. However, future events, such as changes in existing laws and regulations, or unknown contamination of sites owned or operated by us (including contamination caused by prior owners and operators of such sites), may give rise to additional compliance costs which could have an adverse effect on our operating results and financial condition.

ITEM 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     Effective January 1, 2006, we have changed our basis of accounting to IFRS as adopted. We have also changed our reporting currency from U.S. dollars to euro. For a discussion of the principal differences between IFRS as adopted and US GAAP, as they relate to us and our consolidated subsidiaries, and a reconciliation of profit (loss) and total shareholders' equity to US GAAP, see
Note 31 to our consolidated financial statements for the years ended December 31, 2006, 2005 and 2004, included in this annual report.

5.A.     Operating Results

Overview

     We generate revenues in our principal markets by selling goods directly to retail stores and, to a lesser extent, by selling to distributors. We also receive licensing and royalty income. As many of our goods, especially Winter Sports goods, are shipped during a specific part of the year, we experience highly seasonal revenue streams. Following industry practice, we begin to receive orders from our customers in the Winter Sports division from March until June, during which time we book approximately three quarters of our orders for the year. We typically begin shipment of skis, boots and bindings in July and August, with the peak shipping period occurring in October and November. At this time, we begin to receive re-orders from customers, which constitute the remaining quarter of our yearly orders. Re-orders are typically shipped in December and January. Racquet Sports and Diving product revenues also experience seasonality, but to a lesser extent than Winter Sports revenues.

     Winter Sports. Snowfalls at the end of November and the beginning of December 2005 in all the Company's major winter sports markets, including Japan, generated early interest in winter sports products, and retailers reported improved sales at the beginning of the winter sports season 2005/2006 compared to the previous year. Ski boots, in particular, reported comparatively high sales. Reorders of winter sports products during January through March 2006 were substantially higher than in previous years, as skiing conditions remained excellent all over the world. The total winter sports retail market for the 2005/2006 season reported an increase in sales of ski boots and a slight decline in sales of skis. In 2006, pre-season orders for Winter Sports products from March until June showed some growth for all winter sports equipment, but reorders at the end of 2006 were negatively impacted by the bad snow conditions in almost all major winter sports areas. Overall we estimate that the total market for winter sports products was relatively stable in 2006, with a relative increase in sales at the beginning of the year and a relative decrease at the end.

     Racquet Sports. Tennis racquet sales were strong throughout the global market for the first six months of 2006, in particular in North and South America, as well as in Europe. In the spring, poor weather conditions slowed sales markedly and caused higher inventories at the retail level. As a result, during the second half of 2006, retailers purchased fewer products to allow their inventories to come back down. Over the full year 2006, the US market finished with a slight increase in tennis racquet sales compared to 2005, with an increase of 1.3% in units sold and of 1.8% in revenue. In Europe, in 2006, the market declined by 4.5% and 3.1% in units sold and revenue, respectively, compared to 2005, while in Japan, the tennis racquet market declined by 5.2% and 3.9% in units sold and revenue, respectively, compared to 2005. Based on this information, we estimate that the global tennis racquet market declined by approximately 3% and 2% in units sold and revenue, respectively, compared to 2005. Global market sales of tennis balls in 2006 had mixed results. The US market performed very well and gained 5.2% and 8.1% in units sold and revenue, respectively, compared to 2005, while the European market recorded an increase of 3.5% in units sold and a decline of 1.3% in revenue, indicating a further deterioration in the average selling price. This decline in revenues from sales of tennis balls is a result of the declining value of the US dollar compared to the euro, as all tennis balls are produced in US dollar-based countries, which permits companies based in Europe to lower manufacturing costs.

     Diving. The consensus among manufacturers is that the European market has begun to stabilize during 2006, and the Eastern European market continues to grow, albeit slowly. The American and Asian markets also showed a positive trend during 2006, although the Japanese market continued to decline.

     The Company operates in a multi-currency environment and is subject to currency translation risk and, to a lesser extent, currency transaction risk, principally between the euro and U.S. dollar. See "Item 3.D Risk Factors", the discussion below regarding the impact of exchange rate fluctuations and "Item
11. Quantitative and Qualitative Disclosure about Market Risk".

Business Rationalization

     As part of our strategy to manage costs, we have undertaken a series of measures to rationalize our manufacturing structure in each of our product lines.

     In 2003, we purchased a manufacturing facility in Litovel, Czech Republic, for EUR 2.1 million, to which we transferred our ski boot production from Tallinn, Estonia. In 2005, our property in Tallinn, Estonia, was sold for EUR 7.7 million and we realized a gain of EUR 5.9 million.

     In 2004, we closed our tennis ball production in Mullingar, Ireland, and sold our property there for EUR 5.7 million ($6.9 million).

     In April 2005, we decided to outsource our tennis racquet production from our European sites in Kennelbach, Austria and Eeske Budejovice, Czech Republic to China. As of December 31, 2005, we had recorded EUR 3.2 million in restructuring costs relating to this program, consisting mainly of an impairment of EUR 1.4 million pertaining to machinery and equipment, additional costs of EUR 0.9 million due to production inefficiencies (mainly personnel costs) and EUR 0.8 million of employee severance costs. The fair value of the impaired assets was determined using the discounted cash flow method for cash flows expected to be generated in the future. We largely completed the program during 2005.

     In 2004, we transferred the production of our ski boots from Estonia to our new factory in Litovel, Czech Republic, which allowed us to improve our efficiency and service. In November 2005, we decided to move our remaining ski boot production from the Maser plant, Italy, to our plant in the Czech Republic. The transfer from Italy to the Czech Republic was completed in 2006 with the closure of the injection department in Italy. In 2006, we produced all of our ski boots in the Czech Republic

     In July 2005, we started to restructure our ski binding production and recorded EUR 0.6 million in employee severance costs. This restructuring process was largely finalized at the end of 2005.

     In July 2005, we also entered into an important business venture for the manufacture of tennis balls, as described below under "Business Venture Agreement".

     In November 2005, as a consequence of reduced sales in Diving, we approved a restructuring program to reduce our production capacity in Italy and transfer production to Eastern Europe and the Far East starting in January 2006. In 2005, the total costs for the restructuring program were EUR 1.0 million and represented personnel costs. As of December 31, 2005 those costs were fully accrued and EUR 0.9 million were paid in 2006. This restructuring process will be finalized in 2007 with a final anticipated additional payment of EUR 0.3 million.

     For information regarding restructuring costs related to our business rationalization programs, see "Item 3A. Selected Financial Data", and the "Restructuring Costs" discussions in the year-to-year analyses under "Results of Operations" below.

Business Venture Agreement

     In July 2005, the Company signed an agreement for the establishment of a company in the British Virgin Islands. The business venture was established to found a company in China which, starting in January 2007, manufactures tennis balls for exclusive sale to the Company. We believe that this business venture will lead to cost savings beginning in 2008. The Company and its venture partner have a 70% and 30% interest, respectively, in the newly formed company. We expect that the total amount to be invested by our partner and us will be approximately EUR 9.2 million ($12.0 million), of which we had invested
EUR 5.1 million as of December 31, 2006.

     In accordance with IAS 27 in connection with SIC 12 this venture qualifies as a special purpose entity due to the fact that the Chinese company was formed to manufacture tennis balls solely on behalf of the Company. As a result the Company consolidated this entity and, in accordance with IAS 32, recorded other long-term liabilities of EUR 2.2 million and EUR 0.3 million as of December
31, 2006 and 2005, respectively, for the contribution of its partner.

     The Company's partner in this venture has the right to receive a guaranteed yearly dividend on its investment balance starting in the month after the operation has started. In 2006, no dividend was paid. Operations started in January 2007.

Factors Affecting Revenues

    As a manufacturer and distributor of branded sporting goods, our revenues are affected by the overall economic trends of our principal geographic markets, mainly Europe, but also the United States and Japan, and related changes in consumer spending on leisure goods. Weather can also affect our revenues. For example, a lack of snow in a particular area in a particular season will result in fewer purchases of skiing and snow boarding equipment and poor weather at a diving location may reduce interest in the sport and related equipment purchases. We believe our global geographic penetration and diversification of sports products help to mitigate any localized adverse impacts from weather. Other factors that can affect our revenues are consumer preferences based on technical innovations, and the general level of interest in the sports for which we produce equipment. In addition, the rate of leisure travel can affect our revenues as purchases of our equipment are often related to customers traveling to ski and diving destinations. For further discussion of the factors affecting demand for our products, see "Item 3.D Risk Factors".

    Most of our revenues are denominated in euro, the functional currency of our European operations, and approximately 40% is denominated in U.S. dollars. Our revenues are thus affected by movements in the exchange rate of the U.S. dollar and other currencies against the euro. Our revenues are also affected by fluctuations in the value of the currency in which the products are sold relative to the value of the currencies of the countries from which the products were shipped. For example, appreciation of the euro against the U.S. dollar may adversely affect the revenues or margins from our products manufactured on an euro-cost basis and sold in the United States if they become less price competitive on a U.S. dollar basis or sell for lower prices on a euro basis, which reduces our margins.

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

    In 2005, as a result of the price increases for oil and steel in the world market, we faced significant cost increases in plastic components (for bindings, ski boots, diving fins), carbon-fibers (for racquets) and metal parts (for binding components and ski edges). In 2006, rubber prices (for tennis and racquetball balls) increased substantially. The trend in price increase of plastic components continued in 2006, partly driven by the high oil prices. However, prices for our key materials peaked in 2006, and now appear to have stabilized.

    Selling and marketing expenses are comprised primarily of advertising expenses (including the sponsorship of professional athletes) and payroll expenses related to the selling department. Also included in this category are commission payments to sales teams. General and administration expenses include warehousing expenses and various administrative costs.

    Approximately 80% of our annual capital expenditures are for maintenance of our facilities and equipment, including molds and tools. Some product lines change annually as new products are introduced, while others are in use for several years. In 2006, 2005 and 2004, we spent approximately EUR 15.0 million, EUR 14.6 million and EUR 19.1 million, respectively, on facilities and equipment maintenance. These expenditures are financed through our operating cash flow. We expect our annual capital expenditures to be stable during the next three years due to our reliance on outsourced production.

    In connection with ordinary share options granted to officers we have incurred share-based compensation expenses of approximately EUR 1.8 million expense in 2006 and we recorded EUR 0.9 million of income in 2005 and EUR 1.9 million of expense in 2004. As of December 31, 2006, other long-term liabilities with regards to our stock options amounted to approximately
EUR 6.7 million. The change in fair value will be recognized as income or expense over the remaining life of the options. Any further stock option grants will result in additional income or expense being recognized.

    Our expenses, as reported in euro, are also affected by movements in the exchange rate of the euro against the currencies of the countries in which we operate and sell our goods. Of our cost of goods sold and other operating expenses approximately 64% is generated in euro whereas approximately 33% is generated in U.S. dollar. Because a portion of our U.S. dollar revenues are generated from products manufactured on an euro-cost basis, the appreciation of the euro against the U.S. dollar has decreased our revenues when translated into euro and negatively impacted our margins.


Restatement of Previously-Issued Financial Statements

     As described in Note 2 to the financial statements, the Company operates a number of share-based compensation plans which were originally accounted for as equity-settled. In the process of preparing the consolidated financial statements for the year ended December 31, 2006, the Company determined that certain share-based compensation awards should have been accounted for as cash-settled (liability awards) under IFRS 2, "Share-based Payment". Accordingly, the Company recognized an additional liability of EUR 5.4 million and EUR 5.4 million, as of December 31, 2005 and 2004 and recognized different share-based compensation income (expense) of EUR 0.7 million and EUR 1.3 million), for the years ended December 31, 2005 and 2004.

Critical Accounting Policies and Estimates

     Our consolidated financial statements prepared in accordance with IFRS as adopted, and the reconciliation of our consolidated financial statements from IFRS as adopted to US GAAP, are dependent upon and sensitive to accounting methods, assumptions and estimates that we use as bases for the preparation of our consolidated financial statements and reconciliation. We have identified the following critical accounting estimates and related assumptions and uncertainties inherent in our accounting policies that we believe are essential to an understanding of the underlying financial reporting risks, and the effect that these accounting estimates, assumptions and uncertainties have on our consolidated financial statements under IFRS as adopted and our reconciled US GAAP financial information.

Impairment of Trade Receivables

     We maintain impairment of trade receivables for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional impairment may be required. We specifically analyze trade receivables and evaluate historical bad debt, customer concentrations, customer creditworthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the impairment of trade receivables. These estimations are continually reviewed. Recoveries related to changes in reserves did not occur in 2006.

Impairment of Long Lived Assets

     Property, plant and equipment and other intangible assets with a definite useful life are initially stated at cost less accumulated depredation and impairment loss. Depreciation on property, plant and equipment is computed using the straight-line method over their estimated useful lives. We have determined useful lives of property, plant and equipment after consideration of historical results and anticipated results based on our current plans. Our estimated useful lives represent the period the asset remains in service assuming normal routine maintenance. We review the estimated useful lives assigned to property, plant and equipment when our business experience suggests that they do not properly reflect the consumption of the economic benefits embodied in the property, plant or equipment nor result in the appropriate matching of cost against revenue. Factors that lead to such a conclusion may include physical observation of asset usage, examination of realized gains and losses on asset disposals and consideration of market trends such as technological obsolescence or change in market demand.

     Goodwill and other intangible assets with an indefinite useful life are carried at cost less accumulated impairment loss and are tested annually. The classification if an intangible asset has an indefinite useful life is when the future economic benefit is not limited to a certain period of time.

     When events or changes in circumstances indicate that the carrying amount may not be recoverable, property, plant and equipment and intangible assets are reviewed for impairment. When such assets' carrying amount is greater than the recoverable amount of those assets, an impairment loss is recognized equal to the difference between the fair value of the assets and their carrying value. Factors we consider important, which could trigger an impairment review, include the following:

    o significant underperformance relative to historical or projected future results;
    o significant changes in the manner of our use of the acquired assets or the strategy for the related business; and
    o   significant negative industry or economic trends.

     The assessment of tangible and intangible long-lived assets for possible impairment requires certain judgements and estimates to be made by us, primarily related to our future cash flows. Our future cash flows reflect a number of assumptions including sales volume, prices, and terminal values of tangible long-lived assets, which are based on the expected life of products and forecasted life cycle.

     Under US GAAP, the recoverability of assets that are held and used is measured by comparing the sum of the future undiscounted cash flows derived from an asset (or a group of assets) to their carrying value. If the carrying value of the asset (or the group of assets) exceeds the sum of the future undiscounted cash flows, an impairment is considered to exist. If an impairment is considered to exist on the basis of undiscounted cash flows, the impairment charge is measured using an estimation of the assets' fair value. Reversal of previously recognized impairment losses is not permitted.

     The determination of the recoverable amount of a cash-generating unit (under IFRS as adopted) or the fair value of an asset group or a reporting unit (under US GAAP) involves the use of estimates by management. Methods used to determine the fair value less costs to sell (under IFRS as adopted) or fair value of an asset group (under US GAAP), include discounted cash flow methodologies and models based on quoted stock market prices. Key assumptions on which management has based its determination of fair value include primarily related to our future cash flows. Our future cash flows reflect a number of assumptions including sales volume, prices, and terminal values of tangible long-lived assets, which are based on the expected life of products and forecasted life cycle. These estimates can have a material impact on fair value under both IFRS as adopted and US GAAP and the amount of any impairment loss.

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

Inventory Obsolescence

     Our chosen markets are competitive and subject to fluctuations in demand and technological obsolescence. We periodically review our inventory for obsolescence and declines in market value below cost. Estimated obsolescence or unmarketable inventory led to write-downs of our inventory to the estimated market value based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favourable than those projected by us, additional inventory write-downs may be required. No significant write downs were recognized in 2006.

Realization of Tax Loss Carry Forwards

     We reduce our deferred tax assets to the amount that we believe is probable to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the amount to be realized, in the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Changes in local income tax rates may also affect deferred tax assets.

     As of December 31, 2006, we had approximately EUR 299.2 million of net operating tax loss carry forwards, primarily in Austria. Austria allows an unlimited carryover of net operating losses. Accordingly, we believe it is probable that we will utilize EUR 257.2 million of net operating loss carry forwards to lower cash taxes on future taxable income (see Note 21 to our consolidated financial statements). The realization of operating loss carry forwards is ultimately dependent upon our ability to generate future earnings in the respective jurisdictions. There can be no guarantee that we will generate future earnings.

First-Time Adoption of International Financial Reporting Standards

     The IASB issued a series of amendments to existing standards and published new standards and interpretations, which have been mandatory since January 1, 2006. These new regulations are also applicable in the EU and relate to the following areas:

- IAS 19, (Amended 2004), Employee Benefits- Actuarial Gains and Losses, Group Plans and Disclosures.
-   IAS 21, (Amendment), Net Investment in a Foreign Operation.
- IAS 39, (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions.
-   IAS 39, (Amendment), The Fair Value Option.
-   IAS 39, and IFRS 4 (Amendment), Financial Guarantee Contracts.
- IFRS 1, (Amendment), First-time Adoption of International Financial Reporting Standards and IFRS 6 (Amendment), Exploration for and Evaluation of Mineral Resources.
-   IFRS 6, Exploration for and Evaluation of Mineral Resources.
- IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds. - IFRIC 6, Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment.
- IFRIC 7, Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies (effective from March 1, 2006).
- IFRIC 8, Scope of IFRS 2 (effective for annual periods beginning on or after May 1, 2006).
- IFRIC 9, Reassessment of embedded derivates (effective for annual periods beginning on or after June 1, 2006).

Standards effective in 2006 early adopted

     IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. The Company has already adopted IFRIC 4 on a 2004 long-term supplier contract.

     The following of the aforementioned standards and interpretations were adopted for the first time:

     IAS 19 (Amendment), Employee Benefits, introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. As the Company does not intend to change the accounting policy adopted for recognition of actuarial gains and losses and does not participate in any multi-employer plans, adoption of this amendment only impacts the format and extent of disclosures presented in the accounts.

     IFRIC 8 requires consideration of transactions involving the issuance of equity instruments - where the identifiable consideration received is less than the fair value of the equity instruments issued - to establish whether or not they fall within the scope of IFRS 2. The Company will apply IFRIC 8 from January 1, 2007, but it is not expected to have any impact on the Company's accounts;

     Management assessed the relevance of the other amended standards and interpretations with respect to the Company's operations and concluded that they are not relevant to the Company.

New financial reporting standards not yet adopted

     The IASB issued further standards and amendments to standards and interpretations, which are not yet mandatory in the financial year 2006. The following standards had been endorsed by the EU and published in the official journal by the time these consolidated financial statements were prepared.

-   IAS 1 (amended 2006), Presentation of Financial Statements - Capital
    Disclosures
-   IFRS 7, Financial Instruments - Disclosures

     IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk and also including sensitivity analysis to market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial
Instruments: Disclosure and Presentation. It is applicable to all entities that report under IFRS.

     The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital.

     The Company assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment, of IAS 1. The Company will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning January 1, 2007.

     The IASB has issued additional financial reporting regulations, which, however, at the time the consolidated financial statements were prepared, had not yet been endorsed by the EU.

-   IFRS 8, Operating Segments
-   IFRIC 10, Interim Financial Reporting and Impairment
-   IFRIC 11, IFRS 2 Group and Treasury Share Transactions
-   IFRIC 12, Service Concession Arrangements

     IFRIC 10, Interim Financial Reporting and Impairment (effective for annual periods beginning on or after November 1, 2006). IFRIC 10 prohibits the impairment losses recognized in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Company will apply IFRIC 10 from January 1, 2007 but it is not expected to have any impact on the Company's accounts.

     The Company will evaluate the effect of the first time adoption of the new standards and interpretations.

Recent Accounting Pronouncements

     In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes--an Interpretation of FASB Statement No. 109," ("FIN 48"). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return. FIN 48 is effective for us as of January 1, 2007. The Company is currently evaluating the impact of adopting FIN 48 and is unable to estimate the impact at this time, if any, on the consolidated financial statements.

     In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the potential impact, if any, that the adoption of SFAS 157 will have on its financial statements.

     In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"), which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for fiscal years ending after November 15, 2006.

Results of Operations

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

     The following table sets forth each line item of our consolidated statement of operations as a percentage of total net revenues for the periods shown:



                                                            For the Years Ended
                                                                December 31,
                                             -----------------------------------------------------------------
                                                      2006                        2005               Change
                                             ------------------------    -----------------------    ----------
                                                 EUR            %            EUR           %            EUR
                                             -----------   ----------    ----------    ---------    ----------
                                                            (in thousands, except percentages)
                                             -----------------------------------------------------------------
                                                                                Restated
                                             -----------   ----------    -----------------------    ----------
Total net revenues....................          366,762       100.0%       359,566       100.0%         7,196
Cost of sales.........................          222,597        60.7%       221,536        61.6%         1,061
                                             -----------   ----------    ----------    ---------    ----------
Gross profit..........................          144,165        39.3%       138,030        38.4%         6,134
                                             ===========   ==========    ==========    =========    ==========
Selling and marketing expense.........           92,929        25.3%        92,053        25.6%           876
General and administrative expense....           32,160         8.8%        29,595         8.2%         2,565
Gain on sale of property..............               --           --       (5,876)       (1.6%)         5,876
Restructuring costs...................               --           --         5,073         1.4%        (5,073)
Other operating (income) expense......             (902)       (0.2%)        1,533         0.4%        (2,435)
                                             -----------   ----------    ----------    ---------    ----------
Operating profit......................           19,978         5.4%        15,652         4.4%         4,325
                                             ===========   ==========    ==========    =========    ==========
Interest expense......................          (12,376)       (3.4%)      (12,808)       (3.6%)           432
Interest income.......................            1,609         0.4%         2,110         0.6%           (500)
Foreign exchange gain (loss)..........             (297)       (0.1%)        2,121         0.6%         (2,417)
                                             -----------   ----------    ----------    ---------    ----------
Profit before income taxes............            8,914         2.4%         7,075         2.0%          1,839
                                             ===========   ==========    ==========    =========    ==========
Income tax expense....................           (4,499)       (1.2%)         (348)       (0.1%)        (4,152)
                                             -----------   ----------    ----------    ---------    ----------
Profit for the year...................            4,415         1.2%         6,728         1.9%         (2,313)
                                             ===========   ==========    ==========    =========    ==========


     Total Net Revenues. For the year ended December 31, 2006, total net revenues increased by EUR 7.2 million, or 2.0%, to EUR 366.8 million from EUR 359.6 million in 2005. This increase was due to higher sales volumes in our winter sports products. The strengthening of the euro against the U.S. dollar during 2006 and a decline in licensing revenues partly offset this positive development.

     The following table sets forth revenues for each of our product categories for each of the years ended December 31, 2006 and 2005:



                                          For the Years Ended December 31,
                                   -------------------------------------------
                                       2006             2005         % Change
                                   --------------     ----------    ----------
                                         (in thousands, except percentages)
                                   -------------------------------------------
Product category:
Winter Sports..............        EUR 188,070      EUR 177,311          6.1%
Racquet Sports.............            132,683          132,935         (0.2%)
Diving.....................             48,623           48,937         (0.6%)
Licensing..................              8,078            9,309        (13.2%)
                                   ------------      -----------    -----------
Total Revenues.............            377,454          368,492           2.4%
Sales Deductions...........            (10,692)          (8,926)         19.8%
                                   ------------      -----------    -----------
      Total Net Revenues...        EUR 366,762      EUR 359,566           2.0%
                                   ============      ===========    ===========

     Winter Sports revenues increased by EUR 10.8 million, or 6.1%, to EUR 188.1 million from EUR 177.3 million in 2005. This increase was due to higher sales volumes in all of our product categories and almost all of our geographic markets as a result of good snow conditions during the winter season 2005/2006, as well as to relatively low inventories at the retail level, which lead to strong pre-season orders of winter sports products from March until June 2006. Reorders from October through December 2006, however, were below prior year levels, as snow conditions were unfavourable in most geographic markets. At retail level we experienced increased demand mainly for racing and junior products during the last part of 2006 as a result of the success of Bode Miller, Marco Buchel, Maria Riesch and Didier Cuche in the Worldcup events of Lake Louise, Beaver Creek, Val Gardena and Hinterstoder.

     Racquet Sports revenues decreased by EUR 0.3 million, or 0.2%, to EUR 132.7 million from EUR 132.9 million in 2005. Higher sales volumes in racquets and balls were offset by negative product mix. While units and revenue in the U.S. market grew by 1.3% and 1.8%, respectively, in 2006, declines in the European and Japanese markets more than offset these gains.

     Diving revenues decreased by EUR 0.3 million, or 0.6%, to EUR 48.6 million from EUR 48.9 million in 2005. This decrease was mainly due to a special product launch in the first quarter of 2005 (Limited Edition) which was not repeated in 2006. Our growth in the Mares diving business was partially offset by an expected decline in the Dacor diving business, as well as declines in the snorkeling and spear fishing categories due to our emphasis on the promotion of our Mares products.

     Licensing revenues decreased by EUR 1.2 million, or 13.2%, to EUR 8.1 million from EUR 9.3 million in 2005. This decrease reflected the termination of a footwear license agreement which we plan to replace by taking advantage of our own distribution network, and the termination of an apparel license agreement in the UK which we expect will be replaced in 2007.

     Sales deductions consist of sales incentives, which are earned by our customers subsequent to delivery of our product, including cash discounts for volume rebates and other than cash consideration. Sales deductions increased by EUR 1.8 million, or 19.8%, to EUR 10.7 million from EUR 8.9 million in 2005 due to increased sales in winter sports products and higher sales volumes in racquet sports.

     Cost of Sales. Cost of Sales increased by EUR 1.1 million, or 0.5%, to EUR 222.6 million from 221.5 million in 2005 due to increased sales volumes and continuing high oil and steel prices on the world market. The high commodities prices led to cost increases in plastic components (for bindings, ski boots, diving fins),carbon-fibers (for racquets), metal parts (for binding components and ski edges) and rubber (for tennis and racquetball balls) which were partially offset by the reductions in manufacturing costs for ski boots, tennis racquets, tennis balls and diving fins resulting from our business rationalization programs.

     Gross Profit. Gross profit increased by EUR 6.1 million, or 4.4%, to EUR 144.2 million from EUR 138.0 million in 2005 due to increased revenues and the improvement in manufacturing costs resulting from our business rationalization programs. Gross margin increased to 39.3% in 2006 from 38.4% in 2005. The positive development in gross margin was due to our winter sports and diving business and reflected improved production efficiency. Gross margin was also positively affected by the reductions in manufacturing costs for tennis racquets and tennis ball.

     Selling and Marketing Expense. Selling and marketing expense increased by EUR 0.9 million, or 1.0%, to EUR 92.9 million from EUR 92.1 million in 2005. This increase was mainly due to the higher advertising and departmental selling expenditures in connection with our new branding. The increased selling and marketing expenses were partly offset by a lower provision for bad debt.

     General and Administrative Expense. General and administrative expense increased by EUR 2.6 million, or 8.7%, to EUR 32.2 million from EUR 29.6 million in 2005. This increase was due to higher compensation expenses of EUR 2.7 million, resulting from the cash-settled stock option plans.

     Gain on Sale of Property. In June 2005, we sold a property in Tallinn, Estonia, previously used for manufacturing purposes, and realized a gain of EUR 5.9 million.

     Restructuring Costs. In 2005, we recorded restructuring costs of EUR 5.1 million relating to the reduction of our tennis racquet production in Kennelbach, Austria, and Budweis, Czech Republic, and the restructuring program of our ski binding production. The restructuring costs reflected primarily an impairment of EUR 1.4 million, employee severance cost of EUR 2.7 million of which EUR 1.4 million were accrued, and additional cost due to production inefficiency of EUR 0.9 million. In 2006, we paid EUR 1.3 million and an additional EUR 0.1 million will be paid in 2007.

     Operating Profit. As a result of the foregoing, operating income increased by EUR 4.3 million to EUR 20.0 million from EUR 15.7 million in 2005.
Excluding the impact in 2005 of the sale of property (gain of EUR 5.9 million) and restructuring costs (EUR 5.1 million), operating profit increased by EUR 5.1 million compared to 2005.

     Interest Expense. For the year ended December 31, 2006, interest expense decreased by EUR 0.4 million, or 3.4%, to EUR 12.4 million from EUR 12.8 million in 2005. This decrease was due to the repurchase of a portion of our 8.5% senior notes in 2005.

     Interest Income. Interest income decreased by EUR 0.5 million, or 23.7%, to EUR 1.6 million from EUR 2.1 million in 2005. This decrease was due to the gain of EUR 0.9 million on the repurchase of a portion of our 8.5% senior notes realized in 2005.

     Income Tax Expense. For the year ended December 31, 2006, we recorded an income tax expense of EUR 4.5 million, an increase of EUR 4.2 million compared to the income tax expense of EUR 0.3 million in 2005. This increase was due to an adjustment of tax loss carry forwards in Austria. As a result, we recorded a decrease of EUR 4.3 million in tax loss carry forwards. We also recorded additional tax expense resulting from prior year adjustments mainly in Italy, Austria and Canada as well as a non-taxable gain of EUR 5.9 million on the sale of property in 2005.

     Profit for the Year. As a result of the foregoing factors, we reported a profit of EUR 4.4 million, compared to a profit of EUR 6.7 million in 2005.


Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

     The following table sets forth each line item of our consolidated statement of operations and its percentage of total revenues for the years shown:


                                                                For the Years Ended
                                                                   December 31,
                                              -------------------------------------------------------       ----------
                                                        2005                          2004                   Change
                                              --------------------------    --------------------------      ----------
                                                   EUR            %              EUR           %                EUR
                                              ------------    ----------    ------------   -----------      ----------
                                                                (in thousands, except percentages)
                                                      Restated                      Restated
                                              --------------------------    --------------------------
Total net revenues.......................         359,566        100.0%         374,996        100.0%         (15,430)
Cost of sales............................         221,536         61.6%         235,777         62.9%         (14,241)
                                              ------------    ----------    ------------   -----------      ----------
Gross profit.............................         138,030         38.4%         139,219         37.1%          (1,189)
                                              ============    ==========    ============   ===========      ==========
Selling and marketing expense............          92,053         25.6%          94,232         25.1%          (2,180)
General and administrative expense.......          29,595          8.2%          36,401          9.7%          (6,805)
Gain on sale of property.................          (5,876)        (1.6%)         (4,665)        (1.2%)         (1,211)
Restructuring costs......................           5,073          1.4%           1,895          0.5%           3,179
Other operating expense..................           1,533          0.4%             176          0.0%           1,356
                                              ------------    ----------    ------------   -----------      ----------
Operating profit.........................          15,652          4.4%          11,181          3.0%           4,472
                                              ============    ==========    ============   ===========      ==========
Interest expense.........................         (12,808)        (3.6%)        (20,671)        (5.5%)          7,863
Interest income..........................           2,110          0.6%           1,715          0.5%             395
Foreign exchange gain (loss).............           2,121          0.6%            (432)        (0.1%)          2,553
                                              ------------    ----------    ------------   -----------      ----------
Profit (loss) before income taxes........           7,075          2.0%         (8,208)        (2.2%)          15,283
                                              ============    ==========    ============   ===========      ==========
Income tax expense.......................            (348)        (0.1%)       (22,858)        (6.1%)          22,511
                                              ------------    ----------    ------------   -----------      ----------
Profit (loss) for the year...............           6,728          1.9%        (31,066)        (8.3%)          37,793
                                              ============    ==========    ============   ===========      ==========


     Total Net Revenues. For the year ended December 31, 2005, total net revenues decreased by EUR 15.4 million, or 4.1%, to EUR 359.6 million from EUR 375.0 million in 2004. This decrease was due to lower sales in all of our divisions except licensing and was partially offset by lower sales deductions.

     The following table sets forth revenues for each of our product categories for each of the years ended December 31, 2005 and 2004:

                                     For the Years Ended December 31,
                               -------------------------------------------------
                                 2005             2004            % Change
                               ---------- ----- ---------- -- ------------------
                                      (in thousands, except percentages)
Product category:
Winter Sports.............     EUR  177,311      EUR  178,787            (0.8%)
Racquet Sports............          133,858           136,106            (1.7%)
Diving....................           48,937            61,348           (20.2%)
Licensing.................            8,386             8,455            (0.8%)
                               -------------     -------------     -------------
Total Revenues............          368,492           384,696            (4.2%)
Sales Deductions..........           (8,926)          (9,700)            (8.0%)
                               -------------     -------------     -------------
      Total Net Revenues..     EUR  359,566      EUR  374,996            (4.1%)
                               =============     =============     =============

     Winter Sports revenues decreased by EUR 1.5 million, or 0.8%, to EUR 177.3 million from EUR 178.8 million in 2004. This decrease was due to lower sales volumes for skis and bindings partly offset by higher sales volumes for ski boots, the introduction of snow board protection wear, better product mix for skis and bindings and the weakening of the euro against the U.S. dollar in the last quarter of the year.

     Racquet Sports revenues decreased by EUR 3.2 million, or 2.3%, to EUR 132.9 million from EUR 136.1 million in 2004. This decrease resulted mainly from lower sales due to less favorable product mix for our tennis racquets and lower sales volumes of ourbags and tennis balls. This decrease was partly offset by significantly higher sales volumes in tennis racquets, better product mix in tennis balls and the strengthening of the euro against the U.S. dollar during the main delivery period during the first half of the year.

     Diving product revenues decreased by EUR 12.4 million, or 20.2%, to EUR 48.9 million from EUR 61.3million in 2004, reflecting the unfavorable market conditions and our strategy of improving product mix and generating higher margins rather than increasing revenues. The strengthening of the euro against the U.S. dollar partly offset the decline in revenues.

     Licensing revenues increased by EUR 0.9 million, or 10.1%, to EUR 9.3 million from EUR 8.5 million in 2004 mainly due to increased revenues from existing contracts and from new licensing agreements.

     Sales deductions consist of sales incentives, which are earned by our customers subsequent to delivery of our product, including cash discounts for volume rebates and other than cash consideration. Sales deductions decreased by EUR 0.8 million, or 8.0%, to EUR 8.9 million from EUR 9.7 million in 2004 mainly due to declining revenues.

     Cost of Sales. Cost of Sales decreased by EUR 14.2 million, or 6.0%, to EUR 221.5 million from EUR 235.8 million in 2004 due to declining revenues and our business rationalization programs which positively affected manufacturing costs for ski boots, tennis racquets, tennis balls and fins. The positive impact of these business rationalization programs was partially offset by the increase in oil and steel prices on the world market, which led to cost increases in plastic components (bindings, boots, fins), carbon-fibers and metal parts (e.g., binding components and ski edges).

     Gross Profit. Gross profit decreased by EUR 1.2 million, or 0.9%, to EUR 138.0 million from EUR 139.2 million in 2004 due to improved operating performance as a result of our business rationalization programs which positively affected manufacturing cost, as well as more favorable product mix. Gross margin increased to 38.4% for year ended December 31, 2005 from 37.1% in 2004.

     Selling and Marketing Expense. Selling and marketing expense decreased by EUR 2.2 million, or 2.3%, to EUR 92.1 million from EUR 94.2 million in 2004. The decrease was due mainly to lower variable distribution costs as a consequence of declining sales partly offset by higher expenditures for advertising and selling departments.

     General and Administrative Expense. General and administrative expense decreased by EUR 6.8 million, or 18.7%, to EUR 29.6 million from EUR 36.4 million in 2004. This decrease was mainly due to a decrease in fair value of long-term liabilities in relation to the stock option plans, lower expenses for warehouse and administration due to tight expense controls and our business rationalization programs.

     Gain on Sale of Property. In June 2005, we sold the property in Tallinn, Estonia which was previously leased and realized a gain of EUR 5.9 million. In September 2004, we realized a gain of EUR 4.7 million from the sale of our property in Mullingar, Ireland.

     Restructuring Costs. We recorded restructuring costs of EUR 5.1 million in the year ended December 31, 2005 in relation to the outsourcing of our tennis racquet production in Kennelbach, Austria and Budweis, Czech Republic, the restructuring program of our ski binding production, the reduction of production capacity in our plant in Rapallo, Italy and the transfer of the remaining ski boot production from Maser, Italy to Litovel, Czech Republic. We recorded restructuring costs of EUR 1.9 million, in the year ended December 31, 2004 consisting of dismissal and transfer costs in connection with the closing of our production facility in Mullingar, Ireland and the plant in Tallinn, Estonia.

     Operating Profit. As a result of the foregoing factors, operating income for the year ended December 31, 2005 increased by EUR 4.5 million to EUR 15.7 million from EUR 11.2 million in 2004.

     Interest Expense. For the twelve months ended December 31, 2005 interest expense decreased by EUR 7.9 million or 38.0% to EUR 12.8 million from EUR 20.7 million in 2004. This decrease was mainly due to the write-off of the capitalized debt issuance costs of EUR 2.4 million relating to our former 10.75% senior notes, which were repaid with proceeds from our newly issued 8.5% senior notes in January 2004. The premium of EUR 3.5 million for the early redemption of the 10.75% senior notes was reported in 2004. In addition, interest expenses for the 8.5% senior notes decreased as a result of our note repurchase program.

     Interest Income. Interest income increased by EUR 0.4 million to EUR 2.1 million from EUR 1.7 million in 2004. This increase was due mainly to higher cash on hand.

     Foreign Exchange (Gain) Loss. In 2005, we recorded a foreign currency exchange gain of EUR 2.1 million, compared to a loss of EUR 0.4 million in 2004, as a result of the revaluation of foreign currency assets and liabilities at the exchange rate as of December 31, 2005.

     Income Tax Expense. In 2005, income tax expense decreased by EUR 22.5 million to EUR 0.3 million from EUR 22.8 million in 2004. This decrease in income tax expense is mainly due to a reduction in the Austrian tax rate which, in 2004, led to a decrease in deferred tax assets resulting from tax losses carried forward of EUR 20.2 million as well as the non-taxable gain on sale of property in Estonia in 2005.

     Profit (Loss) for the Year. As a result of the foregoing, we recorded net income of EUR 6.7 million for 2005, compared to a net loss of EUR 31.1 million in 2004.

5.B.     Liquidity and Capital Resources

     Our liquidity needs arise principally from working capital requirements, capital expenditures and asset acquisitions. Given the nature of winter sports, and to a lesser extent racquet sports, our operating cash flow and working capital needs are highly seasonal. See "Item 5.A. Operating Results - Overview" above. Our need for cash is greater in the third and fourth quarters when cash generated from operating activities, together with draw downs from our bank lines, are invested in inventories and receivables. Historically, our primary sources of liquidity have been cash provided from operating activities, proceeds from the issuance of debt and equity securities and borrowings under various credit facilities available to us and our subsidiaries.

     For the year ended December 31, 2006, net cash generated from operating activities decreased by EUR 7.0 million, or 23.2% to EUR 23.1 million from EUR 30.2 million in 2005. This decrease is mainly the result of lower profit for the year and of our higher net working capital requirements in 2006, due to increased trade accounts receivable resulting from increased sales at year end compared to 2005. We used this cash from operations to purchase property, plant and equipment for EUR 15.0 million, to purchase available-for-sale financial assets principally cash bonds for EUR 5.0 million and to repay EUR 9.4 million of our capital stock.

     At the last Annual General Meeting of the shareholders held on May 24, 2006, the Company's shareholders approved the resolution to amend the Articles of Association to firstly increase the nominal value of the shares from EUR 0.20 to EUR 0.45 out of our cash reserves and to subsequently reduce the nominal value of the shares from EUR 0.45 to EUR 0.20. As a consequence of the adoption of the resolution, we made a capital repayment of EUR 0.25 per share totaling EUR 9.4 million to our shareholders in September 2006.

     For the year ended December 31, 2005, net cash generated from operating activities increased by EUR 28.3 million to EUR 30.2 million from EUR 1.9 million in 2004. This increase is mainly the result of our higher profit for the year and lower working capital requirements in 2005, due to lower trade accounts receivable resulting from lower sales and lower inventories at year end compared to 2004. We used this cash from operations and cash from the sale of our premises in Estonia to purchase property, plant and equipment for EUR 14.6 million, to repurchase EUR 14.3 million of our 8.5% senior notes and to pay back EUR 1.6 million of other long term debt and to purchase available-for-sale financial assets principally cash bonds for EUR 4.1 million.

      As of December 31, 2006, we had EUR 155.8 million of total debt, consisting of EUR 111.4 million of 8.5% senior notes due 2014 outstanding, EUR 13.1 million of long-term obligations under a sale-leaseback agreement and a mortgage agreement due 2017 and EUR 11.9 million of other long-term debt comprising secured loans in Italy, the Czech Republic and Japan. In addition, we had drawn down EUR 19.5 million from lines of credit with several banks in Austria, Canada and Japan.

     As of December 31, 2005, we had EUR 161.4 million of total debt, consisting of EUR 111.1 million of senior notes due 2014, EUR 13.7 million of long-term obligations under a sale-leaseback agreement and a mortgage agreement due 2017, EUR 8.8 million of other long-term debt comprising secured loans in Italy and the Czech Republic and lines of credit with several banks in Austria, Canada and Japan of EUR 27.7 million.

     As of December 31, 2006, we had EUR 40.5 million cash on hand, mainly in euro, and no available unused credit facilities. In addition, we had EUR 17.8 million cash bonds held in euro which were recognized in our balance sheet as "Available-for-sale financial assets".

     As of December 31, 2005, we had EUR 45.5 million cash on hand, mainly in euro, and EUR 0.8 million in available unused credit facilities. In addition, we had EUR 14.8 million cash bonds held in euro which were recognized in our balance sheet as "Available-for-sale-financial assets".

     As described above, we operate in a multi-currency environment and are subject to currency translation risk and, to a lesser extent, currency transaction risk. We incur transaction risk whenever one of our subsidiaries enters into a transaction using a currency other than our functional currency. In order to reduce this risk, we seek to match our revenues and costs in each currency. We also hedge part of our firm commitments for sales to Japan, Switzerland and Canada through forward contracts and options with Austrian and Italian banks. As of December 31, 2006, we had ten British pounds forward contracts totaling EUR 3.4 million, six Swiss franc forward contracts totaling EUR 7.6 million, two option contracts on Swiss franc totaling EUR 0.4 million and one option on British pounds totaling EUR 1.2 million. We recorded foreign exchange gains of EUR 0.7 and of EUR 1.3 in 2006 and 2005, respectively and foreign exchange loss of EUR 0.2million in 2004. See "Item 11
- Quantitative and Qualitative Disclosures About Market Risk".

     Based upon current operations and our historical results, we believe that our cash flow from operations will be adequate to meet our anticipated requirements for working capital, capital expenditures and scheduled interest payments. In January 2004, we sold EUR 135 million of 8.5% senior notes. With the proceeds of this sale, we redeemed all of our outstanding 10.75% senior notes, paid back certain other debts and retained the remaining funds for working capital and general corporate purposes. As a result of the repayment of certain debt, our available credit facilities have been reduced. Additional financing may be required to fund unanticipated capital and working capital expenditures. Although we believe that we will have enough money available to fund our planned working capital and capital expenditures for the next several years, we cannot assure you that we will not require additional financing for our operations.

Loan Agreements

     Senior Notes. On July 15, 1999, one of our wholly-owned subsidiaries, Head Holding, issued EUR 100.0 million of senior notes. The notes bore interest of 10.75% per annum, which was payable semi-annually and was to mature in total on July 15, 2006. On January 5, 2000, a registration statement for the exchange of the original 10.75% senior notes for new 10.75% senior notes was made effective by the U.S. Securities Exchange Commission (SEC). On February 9, 2000, this exchange offer was consummated. In October 2000, we repurchased EUR 30.9 million of our senior notes in a series of transactions using part of the proceeds of our initial public offering. In July

2002, we repurchased another EUR 3.6 million of our senior notes. At December 31, 2003, we had EUR 65.5 million ($82.9 million) of senior notes outstanding. In January 2004, one of the Company's subsidiaries issued EUR 135.0 million of 8.5% unsecured senior notes due 2014, guaranteed by the Company and certain of its subsidiaries. The notes are listed on the Luxembourg Stock Exchange. With the proceeds from the sale, all of the Company's outstanding 10.75% senior notes due 2006 were redeemed. The total redemption payment was EUR 70.1 million of which EUR 3.5 million represented the redemption premium. In addition, the Company used a portion of the remaining proceeds to repay EUR 25.8 million of other outstanding debt. In June 2004, the Company repurchased the equivalent of EUR 5.5 million of its 8.5% senior notes for EUR 5.0 million and realized a gain of EUR 0.3 million. As a result of this transaction, the Company wrote-off EUR 0.1 million of debt issue costs. In 2005, the Company repurchased the equivalent of EUR 15.7 million of its 8.5% senior notes for EUR 14.3 million and realized a gain of EUR 0.9 million. As a result of this transaction, the Company wrote off an additional EUR 0.1 million of debt issue costs. At December 31, 2006 and 2005, the Company had EUR 111.4 million and
EUR 111.1 million, respectively of unsecured 8.5% senior notes due 2014 outstanding.

     Sale-Leaseback One of the Company's subsidiaries entered into an agreement on June 28, 2002, whereby it sold land and building to an unrelated bank and leased it back over a 15-year term. The proceeds of this sale were EUR 10.6 million. The Company has the obligation to purchase the property back after 15 years for EUR 8.2 million. The Company may also repurchase the property at its option from the first until the tenth year of the arrangement for the present value of the future lease payments and the remaining residual value. The Company is also required to pay the bank a monthly deposit of EUR 0.01 million, which will be repaid to the Company, plus interest of 6.7%, at the time of repurchase. Because of the Company's continuing involvement, this transaction has been accounted for as a financing such that the Company has recorded EUR 10.6 million of cash and long-term borrowings at the inception date of this agreement. At December 31, 2006 and 2005, the remaining obligation under the financing agreement was EUR 10.1 and EUR 10.2 million, respectively.

     Mortgage Agreement. In 2002, one of the Company's subsidiaries entered into a mortgage agreement secured by the Penn Phoenix property with an unrelated financial institution of EUR 4.9 million ($4.8 million) over a 15 year term at an interest rate of 7.33%. At December 31, 2006 and 2005, the outstanding balance of the mortgage was EUR 3.0 million ($3.9 million) and EUR 3.5 million ($4.1 million), respectively, and the carrying value of the property was EUR 2.1 million and EUR 2.5 million as of December 31, 2006 and 2005, respectively.

     Other Long-Term Debt. In August 2006, the Company renegotiated the terms of its outstanding credit lines of Japanese Yen ("JPY") 1,382.9 million (EUR 8.8 million) with a Japanese bank and agreed a semi-annual prepayment of JPY 24.5 million EUR 0.2 million) for five years. As a consequence the Company reclassified EUR 4.5 million from bank overdraft to long-term debt and EUR 0.2 million to current maturities of long-term debt. Other long-term debt comprises secured loans in Italy and the Czech Republic outstanding with several banks. The weighted average interest rate on other long-term debt was 3.1% and 2.4% as of December 31, 2006 and 2005, respectively. Borrowings mature at various dates through 2011. At December 31, 2006 and 2005, the remaining outstanding long-term debt was EUR 11.9 million and EUR 8.8 million, respectively.

     Oesterreichische Kontrollbank Aktiengesellschaft (OeKB). In the second quarter of 2001, the Company's subsidiaries entered into a new financing agreement providing multiple revolving credit lines with the "Osterreichische Kontrollbank" ("OEKB") which were renegotiated in 2003 for a total amount of EUR 15.0 million secured by all Austrian trade receivables. As of December 31, 2006, the fair value of trade receivables that serve as collateral for the Company's revolving credit lines was EUR 60.7 million (2005: EUR 61.6 million). As of December 31, 2006 and 2005, we had outstanding borrowings under this line of credit of EUR 15.0, respectively. The weighted average interest rate on this indebtedness was 3.5% as of December 31, 2006 and 2.9% as of December 31, 2005. These loans had been made in the form of credits for specific exports. No more credit facilities are available under these terms of commitment.

     Japanese Bank Loans. As of December 31, 2006 and 2005, HTM Sports Japan KK, our Japanese subsidiary, had short-term credit lines with Sumitomo Bank of approximately EUR 4.3 million and EUR 11.4 million, respectively, that are renewed annually. We guarantee the payments to Sumitomo Bank in the amount of the outstanding debt. The weighted average interest rate on these loans was 2.75% as of December 31, 2006 and 3.0% as of December 31, 2005, respectively.

     Capital Expenditures; Research and Development

     In 2006, 2005 and 2004, we spent approximately EUR 15.0 million,
EUR 14.6 million and EUR 19.1 million, respectively, on facilities and equipment maintenance (upkeep, replacement and/or improvement). We expect to spend approximately EUR 44 million on investment in property, plant and equipment, including expenditures for maintenance of our facilities and equipment, and EUR 36 million on research and development, in the 2007 to 2009 period. We expect that these expenses will be financed through our operating cash flow. These expenses will be primarily for the design and manufacturing of products that are scheduled to be introduced and existing products which we expect to continue selling during the period.

5.C.      Research and Development, Patents and Licenses

     We believe that we are an industry leader in the development of innovative and technologically advanced sports equipment. Our research and development groups identify consumer needs and shifts in consumer preferences in order to develop new product ideas and concepts. In addition, we encourage cross-fertilization of ideas among divisions, which has led to further product innovations. The Company incurred research and development costs amounting to EUR 10.1 million for each of the years ended December 31, 2006 and 2005, and EUR 12.5 million for the year ended December 31, 2004. For patents and licenses the Company incurred EUR 2.0 million, EUR 0.4 million and EUR 0.6 million for the years ended December 31, 2006, 2005 and 2004, respectively. To ensure quality and precision, the majority of our products are designed on our own computer-aided design and manufacturing (CAD/CAM) systems.

5.D.     Trend Information

     We operate in mature markets that in 2006 experienced flat to slightly declining conditions on a worldwide basis. The industry trend continues to be towards a consolidation of participants who are able to provide retailers with offerings across all product segments within the sporting categories. This trend has been most pronounced in the Winter Sports market, where almost all companies now offer the full range of products consisting of skis, ski boots, bindings and snowboards.

     Continuing weakness in the Japanese market has particularly affected the Winter Sports market and we expect this trend to continue in 2007. We have seen some recovery in the U.S. market, especially in Racquet Sports, although on a worldwide basis this growth was offset by poor weather conditions depressing Racquet Sports sales in Europe.

     Given the current order flow, we expect that our revenue in 2007 will be below the 2006 level due to challenging market conditions for 2007, particularly in the light of the poor snow conditions globally to date.

     Our overriding strategy continues to be the development of innovative products across all of the markets within which we operate.

     Revenue Growth and Currency Fluctuations

         While we report our results in euro, approximately 40% of our revenues are in U.S. dollars and the majority of our manufacturing is on a euro cost basis. As a consequence, currency fluctuations have an effect upon our reported results. Within a given period, the appreciation of the U.S. dollar against the euro will be reflected in higher revenues on a translation basis, and conversely, if the U.S. dollar depreciates, we would expect to show lower revenues.

     Currency fluctuations can also affect gross margins. This is especially true in Winter Sports, where we incur a majority of our costs in the first six months and receive a majority of our revenues in the last six months of the year, and costs are primarily euro-based. Accordingly, a strong euro in the first six months, when we incur costs, or a weak euro in the last six months, when we receive revenues, will adversely affect our reported margins on a euro basis.

     Product Outlook

     In Winter Sports we see a trend towards the development of specific new segments, such as Freeride, Park & Pipe and products for women. The poor snow conditions worldwide during the season 2006/2007 had a more pronounced negative impact on the sales of low-end and junior equipment, while high-end models, such as our Supershape models, sold relatively well. For 2007, we will concentrate on improving product mix, especially with Race, Supershape and Monster Skis, as well as with the new Raptor Boot. We have extended the line of Supershape models and also the range of Monster Freeride skis in sandwich construction and have also introduced a number of high-end skis for women. Because most skis are offered as pre-defined sets including a binding, we have launched Head branded bindings to be sold together with all head skis well coordinated in function and design. For the free market on skis we will continue to offer Tyrolia branded bindings. We continually introduce new technical features for improved performance, safety and comfort such as the integrative solutions with new totally integrated tool free systems such as "Speed Rail", innovative light-weight constructions such as Air-coat technology for the Allmountain Ski line. We have developed a completely new Skiboot "Raptor" designed for the high performance skier and racer and this boot has already captured the attention of opinion leading skiers as Bode Miller and Didier Cuche won World Cup races and Patrick Staudacher and Sarka Zahrobska became World Champions at the recent Alpine Skiing World Championships in Aare Sweden.

     In snowboard we have extended and coordinated the range of helmets and protection gear for both the snowboarder and alpine skier.

     In ski boots, where we have renewed our high end range, we plan to maintain our cost efficiency in production and concentrate on improving our product mix. We have also extended and coordinated the range of helmets and protection gear for both the snowboarder and alpine skier.

     All Head products for the winter season 2007/2008 are designed according to the new brand guidelines and already bear the new Head Logo and new branding elements.

     In Racquet Sports, we expect the tennis racquet and ball market to be stable during 2007. New racquet products will be launched during the summer of 2007. We also expect no major changes in tennis balls, but believe the current industry overcapacities will maintain pressure on prices and margins.

     The Company is entering the badminton business and plans a simultaneous rollout globally to present Head Badminton products to retailers during the spring 2007. Consumers should be able to purchase these products starting in the summer 2007. To support the introduction of our new business, Head has formed a partnership with the Danish Badminton Association (DBA) as the organization's exclusive equipment supplier. With this partnership Head has also secured worldwide television exposure through the international tournaments in Denmark, the Denmark Open and Copenhagen Masters. The Denmark Open is the biggest badminton tournament in Europe in prize money and will be part of the new International Super Series introduced by the International Badminton Federation in January 2007.

     In Diving, we are introducing our products in new geographical areas such as Eastern Europe and South Asia. In 2006, the Diving division launched a range of innovations with a focus on performance, fashion and comfort. The diving division's latest product launch is the Liquid skin mask, incorporating new, bi-silicone technology to improve comfort and fit. Mares has extended its line of dive computers with the new Nemo wide and Nemo Sport models. In 2007, we plan to continue our focus on the Asian market through our new subsidiary in Hong Kong, Mares Asia Pacific, which acts as regional headquarters.

5.E.     Off-Balance Sheet Arrangements

     We have no off-balance sheet entities or off-balance sheet arrangements that are reasonably likely to have a material impact on our financial position and consolidated results of operations.

5.F.     Disclosures of Contractual Obligations

     Obligations to make future payments under contracts for the periods indicated are as follows as of December 31, 2006 (in thousands):

                                             Less than                               After 5
Contractual Obligations                      1 year     1 - 3 years  3 - 5 years     years            Total
                                            ---------------------------------------------------------------------
Long-Term Debt Obligations
      8.50% Senior Notes due 2014.......      EUR     --           --           --      111,353      EUR 111,353
      Mortgage..........................             186          415          481        1,880            2,962
      Other Long-Term Debt                         2,224        4,099        1,336        4,280           11,939
Capital (Finance) Lease Obligations
      Sale-Leaseback....................             133          296          337        9,358           10,124
Operating Lease Obligations
      Operating Leases..................           3,519        5,228        3,336        1,407           13,491
      Sourcing Agreements...............             227          454           --           --              681

     In connection with our benefit plans we are required to meet certain funding requirements, which could require us to make certain cash payments in the future. The Company does not expect to make significant contributions during 2007.

     In January 2004, one of our subsidiaries sold EUR135.0 million of 8.5% unsecured senior notes due 2014. With the proceeds from the sale, all of our outstanding 10.75% senior notes due 2006 were redeemed.

     The contractual interest in our mortgage agreement is 7.33%, in our sales-leaseback agreement 6.7% and in our other long-term debt it varies between 2.8% and 4.2% (3.1% on average).

     Expected interest expense on contractual obligations for the periods indicated are as follows as of December 31, 2006 (in thousands):



                                              Less than                               After 5
Expected Interest Expense                      1 year     1 - 3 years  3 - 5 years     years            Total
-------------------------------------       ---------------------------------------------------------------------
Long-Term Debt Obligations
      8.50% Senior Notes due 2014....         EUR  9,675       19,350       19,350       20,157       EUR 68,532
      Mortgage.......................                217          392          329          413            1,352
      Other Long-Term Debt...........                367          530          320          368            1,585
Capital (Finance) Lease Obligations
      Sale-Leaseback.................                670        1,311        1,269        3,220            6,470



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

    The following table sets forth information with respect to Head N.V.'s Supervisory Board.


        Name                                 Age                          Title
--------------------                        ---------    --------------------------------------------------
William S. Cohen                             66          Member of the Supervisory Board
Jurgen Hintz                                 64          Member of the Supervisory Board and Audit Committee
Viktor Klima                                 59          Member of the Supervisory Board and Audit Committee


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

Management Board and Key Executive Officers

    Our articles of association provide for a Management Board that is responsible for our management under the general supervision of the Supervisory Board. Our Management Board currently has three members, whose names and biographies are set forth below along with those of our executive officers. See "Item 10.B Articles of Association - Management Board".

    The following table sets forth information with respect to our Management Board and other key executive officers of our consolidated group.


                      Name              Age                                     Title
            -----------------------    -----       ----------------------------------------------------------
            Johan Eliasch..........     45         Chairman of the Management Board, and Chief Executive
                                                   Officer
            Ralf Bernhart..........     55         Member of the Management Board and Chief Financial
                                                   Officer (Managing Director of HTM Sport- und Freizeitgerate
                                                   AG)
            George F. Nicolai......     54         Member of the Management Board
            Robert van de Voort*...     51         Member of the Management Board
            Klaus Hotter...........     51         Executive Vice President, Winter Sports Division (Managing
                                                   Director of Head Sport AG)
            Georg Kroll............     58         Executive Vice President, Licensing Division (Managing
                                                   Director of Head Sport AG)
            Robert Marte...........     53         Executive Vice President, Racquet Sports
                                                   Division (Managing Director of Head Sport AG)
            Edgar Pollmann.........     62         Executive Vice President, Operations (Managing
                                                   Director of HTM Sport- und Freizeitgerate AG)
            Gerald Skrobanek.......     41         Managing Director, Diving Division (Managing Director
                                                   of Head Sport AG and Mares S.p.A.)
            Gunter Hagspiel........     43         Vice President Finance and Controlling (Managing
                                                   Director of Head Sport AG)
            Jacques Altimani.......     60         Vice President, European Distribution (Managing
                                                   Director of Head International GmbH)
            David Haggerty.........     49         President, Head/Penn Racquet Sports Inc.
            Kevin Kempin...........     48         Vice President, Sales/Marketing Racquet Sports U.S. and
                                                   Penn Worldwide

                          *As of March 1, 2007, Mr. Van de Voort resigned from the Management Board


    Mr. Johan Eliasch has served as Chairman of the Management Board of Head N.V. and Group Chief Executive Officer since September 1995. He has been Managing Director of Head Holding Unternehmensbeteiligung GmbH since September 10, 1998 and a member of the Supervisory Board of HTM since 2000. Since 1991, he has been Chairman of Equity Partners Limited. Mr. Eliasch serves as The Deputy Party Treasurer of the UK Conservative Party. Mr. Eliasch is also Co-Chairman of Cool Earth Limited and President of the Global Strategy Forum. Mr. Eliasch serves on the Advisory Boards of Brasilinvest and Societe du Louvre.

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

    Mr. George F. Nicolai, was a member of the management team of MeesPierson Intertrust BV from 1989 until 2003, and continues to act as a non-executive director. After finishing his law degree at the University of Utrecht, he joined Pierson Heldring & Pierson (now Fortis Bank) serving in a variety of executive positions, both in the Netherlands and abroad. He currently also serves as a member of the board of directors of several Dutch subsidiaries of international companies such as Rothschilds, Volvo, National Grid and Pirelli and as chairman of several foundations.

    Mr. Robert van de Voort was named to the Management Board. Mr. van de Voort is a lawyer and is the co-founder and managing director of the TMF Group of companies. This group is active in a wide range of financial services including corporate and structured finance. Mr. van de Voort has a number of other board directorships as well as Supervisory Board memberships. Mr. van de Voort has resigned from the Board for personal reasons effective as of March 1, 2007.

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

    Mr. Gerald Skrobanek joined Head in September 2000. After having managed IT, Global Supply Chain Management and HEAD's worldwide operations for 5 years, Gerald Skrobanek was promoted to Executive Vice President of the Diving division in September 2005. Prior to joining Head, he served as CIO for Vianova Resins, an international chemical company and Wienerberger a leading building material producer.

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

    Mr. David Haggerty was named President of Head/Penn Racquet Sports in January 2001. In November 2002, he was appointed as Chief Executive Officer of Head N.V.'s business in the U.S. From January 1999 until taking this position, he was chief operating officer of Head USA, and Vice President/ General Manager of Head USA Racquet Sports from August 1998 until January 1999. Mr. Haggerty was President of Dunlop Slazenger Racquet Sports from October 1994 to August 1998. From 1980 to 1993, he held various management positions with Prince Sports Group. He serves on the Sporting Goods Manufacturers Board of Trustees, is President of the Tennis Industry Association (TIA) and began a term in January 2007 on the United States Tennis Association (USTA) Board of Directors.

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

6.B.     Compensation

     The table below shows the compensation of the Management and Supervisory Board for the year ended December 31, 2006 (in thousands):

                                                                Accrued for
                                                                   future
                                               Paid              payments
                                          ---------------     ---------------

Management Board
     Johan Eliasch................        EUR        591      EUR         --
     Ralf Bernhart................                   622                  22
     George Nicolai...............                    10                  --
     Robert van de Voort..........                    10                  --
                                          ---------------     ---------------
                                          EUR      1,233      EUR         22
                                          ===============     ===============

Supervisory Board
     Viktor Klima................         EUR          8      EUR         --
     William S. Cohen............                      8                  --
     Jurgen Hintz................                      8                  --
                                          ---------------     ---------------
                                          EUR         24      EUR         --
                                          ===============     ===============

       For the year ended December 31, 2006, the aggregate compensation paid by us to our key executive officers, excluding the members of the Management Board, was EUR 3.1 million. The expense for accrued compensation for these key executive officers was EUR 0.3 million. The total amount accrued by us and our subsidiaries to provide pension, retirement or similar benefits was EUR 1.6 million for the year ended December 31, 2006. Share-based compensation expenses amounting to EUR 1.4 million were recorded in 2006 with respect to Management Board members, key executive officers and Supervisory Board members.

     Under the Head Tyrolia Mares Group Executive Stock Option Plan 1998 described below under "Stock Option Plans," we have issued options to purchase an aggregate of 1,839,188 depositary receipts representing ordinary shares to some of our Management Board members, key executive officers and Supervisory Board members. For the year ended December 31, 2006, share-based compensation amounted to EUR 0.2 million. Options vested over a period of four years and were subject to the Company meeting specified earnings performance targets during this period. These options were exercisable beginning on January 1, 2002, but the shares were subject to a lock-up until October 3, 2002. Each option may be exercised for a nominal price.

     Under the Head N.V. Executive Stock Option Plan 2001 described below under "Stock Option Plans", we have issued options to purchase an aggregate of 3,203,826 depositary receipts representing ordinary shares to some of our Management Board members, key executive officers and Supervisory Board members. For the year ended December 31, 2006, share-based compensation amounted to $0.1 million. The exercise price for all stock options granted under the 2001 Plan was fixed at inception of the Plan.

     Under the Head N.V. Executive Stock Option Plan 2005 described below under "Stock Option Plans", we have issued options to purchase an aggregate of 2,902,346 depositary receipts representing ordinary shares to our Management Board members and some of our key executive officers. For the year ended December 31, 2006, share-based compensation amounted to EUR 1.1 million. The exercise price for all stock options granted under the 2005 Plan was fixed at inception of the Plan. The vesting period is four years.

     The table below shows the details of all vested options under the three Executive Option Plans for current and former Management and Supervisory Board members:




                                                   Number of                                                             Number of
                                                 non-exercised                                                         non-exercised
                                Exercise           shares at                            Number of                        shares at
                              price at the        beginning of        Number of         exercised       Exercise        the end of
                                issuance            the year        written shares        shares          price          the year
                              --------------     ---------------    ---------------    -------------    -----------    ------------
Option Plan 1998
     Johan Eliasch........            $0.19             838,622                - -              - -          $0.42           838,622
     Ralf Bernhart........            $0.19             175,714                - -              - -          $0.42           175,714
     Christoph Henkel.....            $0.19               3,636                - -              - -          $0.42             3,636
     Rene Jaggi...........            $0.19               3,636                - -              - -          $0.42             3,636
     Michael Treichl......            $0.19               2,424                - -              - -          $0.42             2,424

Option Plan 2001
     Johan Eliasch........            $4.31           1,426,470                - -              - -          $4.31         1,426,470
     Karel Vuursteen......            $4.31              55,002                - -              - -          $4.31            55,002
     Christoph Henkel.....            $4.31              55,002                - -              - -          $4.31            55,002
     Viktor Klima.........            $4.31              85,002             15,000              - -          $4.31           100,002
     William S. Cohen.....            $4.31              85,002             15,000              - -          $4.31           100,002
     Rene Jaggi...........            $4.31              40,002                - -              - -          $4.31            40,002
     Jurgen Hintz.........            $4.31              55,002             15,000              - -          $4.31            70,002

Option Plan 2005
     Johan Eliasch........        EUR  2.17                  --                 --              - -       EUR 2.17                --
     Ralf Bernhart........        EUR  2.17                  --                 --              - -       EUR 2.17                --


6.C.     Board Practices

     Prior to the adoption of the U.S. Sarbanes-Oxley Act of 2002, we maintained formal and informal procedures that were designed to ensure that we complied with our various disclosure obligations. In response to the Sarbanes-Oxley Act, we continued to use such procedures but also evaluated and, where necessary, formalized them in order to ensure that we are in compliance with applicable U.S. Securities and Exchange Commission (SEC) and New York Stock Exchange (NYSE) regulations, Dutch Law and the rules set out by the Vienna Stock Exchange and to facilitate improvement of the internal control framework. Such procedures were and are intended to assist the Management Board by ensuring that the disclosure in all filed reports is accurate, complete, timely, understandable and that it fairly presents the condition of the group.


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


     As notified to the NYSE in October 2005, following the resignation of Secretary William Cohen from our audit committee, we had, and we continue to have, two audit committee members. Secretary Cohen continues to serve as a member of the Supervisory Board.


     At our Annual General Meeting in May 2005, our shareholders authorized the Management Board to apply for a de-listing from the New York Stock Exchange and terminate the "Common Share Agreement" between us and The Bank of New York as U.S. transfer agent and registrar. The present costs of compliance with the requirements of the Sarbanes-Oxley Act ("SOX") have had, and will continue to have, an impact on our operating results. This led the Management Board to analyze and discuss the benefits and issues associated with our current listings, particularly the listing on the NYSE. As a result of this analysis, the Management Board had made a proposal to the Supervisory Board to discuss the de-listing of our ordinary shares from the NYSE and to terminate the "Common Share Agreement" between us and the Bank of New York. These discussions may possibly lead to a de-listing of our ordinary shares from the NYSE and termination of the Common Share Agreement.

     When reviewing any resolution to de-list from the NYSE and terminate the Common Share Agreement, the Management Board and the Supervisory Board will among other things carefully consider the possibility of de-registering under SEC rules and the interests of all of our shareholders, the advantages and disadvantages of the de-listing, the financial savings achieved by the de-listing, the particular impact of the de-listing and possible de-registration on the holders of our ordinary shares listed on the NYSE and any feasible alternatives to the de-listing.


     None of our directors have service contracts that provide for benefits upon termination of employment.

6.D.     Employees

     The table below shows the number of employees by geographic location at December 31, 2006, 2005 and 2004:



                                                   For the Years ended December 31,
                                          ----------------------------------------------------
                                               2006              2005               2004
                                          ---------------    --------------    ---------------

Austria.......................                       617               717                885
Italy.........................                       251               315                331
Czech Republic................                       501               417                662
Other (Europe)................                       160               156                169
USA...........................                       339               370                378
Other.........................                        52                48                 47
                                          ---------------    --------------    ---------------
Total.........................                     1,920             2,023              2,472
                                          ===============    ==============    ===============


     The table below shows the number of employees by main category at December 31, 2006, 2005 and 2004:



                                                   For the Years ended December 31,
                                          ----------------------------------------------------
                                               2006              2005               2004
                                          ---------------    --------------    ---------------

Manufacturing..................                    1,173             1,296              1,736
Engineering and Patent.........                      108               103                108
Selling and Advertising........                      398               381                385
Warehouse......................                      103               100                 92
Business Unit Administration...                      138               143                151
                                          ---------------    --------------    ---------------
Total..........................                    1,920             2,023              2,472
                                          ===============    ==============    ===============


     We believe that our employee relations are generally good. In Austria, most of our employees are subject to collective labor agreements covering the metal and wood processing industries. Collective labor agreements have also been entered for some employees in other countries.

6.E.     Share Ownership

     Head Sports Holdings N.V., a Netherlands Antilles corporation, is controlled by Johan Eliasch and his family members. Head Sports Holdings N.V. held 18,987,344, or 47.7%, of Head N.V.'s issued shares as of March 31, 2007. Mr. Eliasch is eligible to receive all options issued under the 1998 Plan that do not vest to current participants in the 1998 Plan. None of the remaining officers and directors own or hold options under which the underlying shares amount to one percent or more of the Company's share capital.

     The key executive officers (other than Johan Eliasch) and members of the Supervisory Board hold collectively less than 1% of the issued shares.

     The exercise price for all stock options granted under the 1998 Plan was fixed at inception of the Plan and increases at the rate of 10% per annum until the options are exercised. As of December 31, 2006, the exercise price was $0.42. Options generally were vested over a period of 4 years and were subject to the Company meeting certain earnings performance targets during this period. Options have a maximum term of 10 years. Johan Eliasch, our Chairman and Chief Executive Officer received options representing 838,622 shares under this grant. The weighted average remaining contractual life of the outstanding stock option is 2.2 years, and options representing 861,760 shares have been exercised. As of December 31, 2006, options representing 1,393,208 shares are vested and exercisable.

     The exercise price for all stock options granted under the 2001 Plan was fixed at inception of the Plan at $4.31. The vesting period varies from 0 to 6 years. As of December 31, 2006, Johan Eliasch, our Chairman and Chief Executive Officer, received 1,894,794 options under this grant, of which 1,426,470 options vested immediately. He has the right to receive additional 96,240 options up to a total amount of 1,991,035 options. Options have a maximum term of 10 years. The weighted average remaining contractual life of the outstanding stock option is 4.7 years, and 1,866,482 options are exercisable under the 2001 Plan. As of December 31, 2006, no other shares were available for grant under the 2001 Plan.

     The exercise price for all stock options granted under the 2005 Plan was fixed at inception of the Plan at EUR 2.168 Options have a maximum term of 10 years. Johan Eliasch, our Chairman and Chief Executive Officer, received 1,937,346 options under this grant. The weighted average remaining contractual life of the outstanding stock option is 8.7 years. As of December 31, 2006, options representing 205,345 shares are available for grant.

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

     As of December 31, 2006, the Stichting had rights to acquire 7,627,990 ordinary shares at the exercise price, to enable the Stichting to issue depositary receipts representing ordinary shares upon the exercise of options. In, 2006, no options were exercised and the Stichting held 1,416,634 shares, as of December 31, 2006.

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

     Options granted under the Plan vest over a four-year period, each year being a "performance period", and may each be exercised at a nominal price within a period of 10 years from the date of grant. With respect to each "performance period", the options vest depending on the participant's performance, expressed as the "overall performance percentage" (as defined in the 1998 Plan). For purposes of determining such overall performance percentage, the administrator of the 1998 Plan has determined, for each participant and for each performance period, performance targets which comprise a minimum target, a maximum target and a relative target weight. Johan Eliasch, our Chairman and Chief Executive Officer received options representing 838,622 shares under this grant. The exercise period for options which vest prior to January 1, 2002, began on January 1, 2002. The exercise period for options which vest after January 1, 2002, began at the date of vesting.

     Under the 1998 Plan, options to purchase 2,278,394 depositary receipts have been granted. No further options will be granted by the Company to the Stichting, under the 1998 Plan.

2000 Stock Option Plan

     In August 2000, our Management Board adopted the Head N.V. Executive Stock Option Plan 2000, but that plan has not been implemented.

2001 Stock Option Plan

     In September 2001, we adopted the Head N.V. Executive Stock Option Plan 2001 (the "2001 Plan"). The 2001 Plan provides for grants of stock options to officers and employees of Head N.V. and its subsidiaries to purchase for $4.31 depositary receipts representing ordinary shares of Head N.V. On September 28, 2001, a total of 3,982,070 options were granted under the terms of the

2001 Plan. Upon exercise of the options, option holders receive depositary receipts rather than our shares. Depositary receipts issued under the 2001 Plan will be administered by the Stichting. Holders of depositary receipts may, upon request, receive from the Stichting the proceeds from the sale of their shares.

     The exercise price for all stock options granted under the Plan was fixed at inception of the 2001 Plan. The vesting period varies from 0 to 6 years. All options that have been vested shall become immediately exercisable. As of December 31, 2006, Johan Eliasch, our Chairman and Chief Executive Officer, received 1,894,794 options under this grant, of which 1,426,470 options vested immediately. We assume that all options granted will become fully vested. Options have a maximum term of 10 years. As of December 31, 2006, no other shares were available for grant under the 2001 Plan.

2005 Stock Option Plan

     In May 2005, at the annual general meeting the shareholders approved the Head N.V. Executive Stock Option Plan 2005 (the "2005 Plan"). The 2005 Plan provides for grants of stock options to officers and key employees of Head N.V. and its subsidiaries to purchase for EUR 2.168 depositary receipts representing ordinary shares of Head N.V. As of December 31, 2006, a total of 3,669,346 options were granted under the terms of the 2005 Plan. Johan Eliasch, our Chairman and Chief Executive Officer, received 1,937,346 options under this grant. Upon exercise of the options, option holders receive depositary receipts rather than our shares. Depositary receipts issued under the 2005 Plan will be administered by the Stichting. Holders of depositary receipts may, upon request, receive from the Stichting the proceeds from the sale of their shares.

     The exercise price for all stock options granted under the 2005 Plan was fixed at inception of the 2005 Plan. Options generally vest over a period of 4 years. We assume that 99% of all options granted will become fully vested. Options have a maximum term of 10 years. As of December 31, 2006, 205,345 shares were available for grant under the 2005 Plan.

ITEM 7:  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.     Major Shareholders

     Head Sports Holdings N.V., a Netherlands Antilles corporation controlled by Johan Eliasch and his family members, held 18,987,344, or approximately 47.7%, of Head N.V.'s issued shares as of December 31, 2006. See "Item 3.D Risk Factors".

     Donald Smith & Co., Inc. held 3,737,900, or 9.4%, and Aegis Financial Corporation held 2,097,350, or 5.3%, of Head N.V.'s issued shares as of December 31, 2006. As of December 31, 2006 no other person is known to us to hold 5% or more of our issued shares.

     As of December 31, 2006, 12,455,774 shares were listed on the Vienna Stock Exchange and 8,377,559 shares were listed on the New York Stock Exchange.

7.B.     Related Party Transactions

The Company receives administrative services from a corporation which is ultimately owned by the principal shareholder of the Company. Administrative expenses amounted to approximately EUR 4.6 million, EUR 4.2 million and EUR 4.5 million for the years ended December 31, 2006, 2005 and 2004, respectively. The related party provides investor relations, corporate finance, legal and consulting services and since 2004 internal audit and other services in relation to compliance with the Sarbanes-Oxley Act of 2002.

     One of the Company's subsidiaries leased its office building from its general manager. Rental expenses amounted to approximately EUR 0.04 million for each of the years ended December 31, 2006, 2005 and 2004.


7.C.     Interest of Experts and Counsel

         Not applicable.

ITEM 8:  FINANCIAL INFORMATION

8.A.     Consolidated Statements and Other Financial Information

       8.A.1      See Item 17.

       8.A.2      See Item 17.

       8.A.3 See Report of Independent Registered Public Accounting Firm, page F-1.

       8.A.4      Not applicable.

       8.A.5      Not applicable.

       8.A.6      See Note 5 to the Financial Statements.

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

ITEM 9:  THE OFFER AND LISTING

9.A.     Offer and Listing Details

     The total nominal value of our issued share capital is EUR 7,964,135.40 and consists of 39,820,677 ordinary shares of EUR 0.20 each.

     Our shares were listed on the New York Stock Exchange and the Vienna Stock Exchange on September 28, 2000 in connection with our initial public offering.

     The chart below shows the high and low market prices of our ordinary shares on each exchange for the financial periods indicated:

                           New York Stock Exchange        Vienna Stock Exchange
                         --------------------------     -----------------------
                            High           Low             High            Low
                         -----------    -----------     -----------     -------
                             (amounts in dollars)         (amounts in EUR)
Years Ended
December, 2002........         3.54           1.85          3.88           1.80
December, 2003........         2.90           1.45          2.52           1.36
December, 2004........         3.93           2.40          3.20           1.82
December, 2005........         4.40           2.45          3.50           2.02
December, 2006........         4.90           2.90          3.95           2.41

Quarters Ended
March, 2005...........         4.40           3.40          3.50           2.65
June, 2005............         3.40           2.45          2.80           2.02
September, 2005.......         3.40           2.50          2.69           2.10
December, 2005........         3.30           2.56          2.89           2.12
March, 2006...........         4.80           3.16          3.55           2.73
June, 2006............         4.90           3.50          3.95           2.74
September, 2006.......         3.87           2.90          3.05           2.43
December, 2006........         4.00           2.98          2.98           2.41

Months Ended
September, 2006.......         3.58           2.90          2.85           2.43
October, 2006.........         3.90           2.98          2.70           2.41
November, 2006........         3.75           3.16          2.82           2.49
December, 2006........         4.00           3.65          2.98           2.72
January, 2007.........         3.80           3.36          2.90           2.63
February, 2007........         4.90           3.55          3.19           2.66

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

     At our Annual General Meeting in May 2005, our shareholders authorized the Board of Management to apply for a de-listing from the New York Stock Exchange and terminate the "Common Share Agreement" between us and The Bank of New York. The present costs of compliance with the requirements of the Sarbanes-Oxley Act ("SOX") has had, and will continue to have, an impact on our operating results. This led the Board of Management to analyse and discuss the benefits and issues associated with our current listings, particularly the listing on the NYSE. As a result of this analysis, the Board of Management made a proposal to the Supervisory Board to discuss the de-listing of our ordinary shares from the NYSE and to terminate the "Common Share Agreement" between us and the Bank of New York as U.S. transfer agent and registrar. These discussions may possibly lead to a de-listing of our ordinary shares from the NYSE and termination of the Common Share Agreement.

     When reviewing any resolution to de-list from the NYSE and terminate the Common Share Agreement, the Board of Management and the Supervisory Board will among other things carefully consider the possibility of de-registering under SEC rules and the interests of all of our shareholders, the advantages and disadvantages of the de-listing, the financial savings achieved by the de-listing, the particular impact of the de-listing on the holders our ordinary shares listed on the NYSE and any feasible alternatives to the de-listing.


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

9.D.     Selling Shareholders

         Not applicable.

9.E.     Dilution

         Not applicable.

9.F.     Expenses of the Issue

         Not applicable.

ITEM 10: ADDITIONAL INFORMATION

10.A.    Share Capital

     On May 24, 2006, the Board of Management was granted the authority to repurchase shares representing up to 30% of our issued share capital during a period of 18 months (until November 24, 2007), although we will not hold more than 10% of our issued shares at any time.

     Pursuant to resolutions which were approved on May 24, 2006 the Board of Management is authorized to cancel ordinary shares which have been repurchased by us for a maximum of 30% of our issued share capital as at December 31, 2005, over a period of 18 months (until November 24, 2007).

10.B.    Articles of Association

Corporate Purpose

     Article 3 of our articles of association provides that we may perform all acts and do all things (as long as these are not prohibited by law), such as operate all kinds of businesses, hold, participate in, manage and finance other enterprises and companies, borrow money and provide security there for and provide security for the debts of others and do all that is connected with the foregoing or may be conducive thereto including owning, leasing or obtaining licenses for real and intellectual properties, all which is to be interpreted in the widest sense. The Company's file number is 24286737 at Kamer van Koophandel, Amsterdam.

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

     Liquidation Rights. Upon liquidation, each holder of ordinary shares shall be entitled to the balance remaining after satisfaction of all our debts in proportion to the total number of ordinary shares held by each of them, and, to the extent that preference shares have been issued, after an amount equal to any previously declared but unpaid dividend and the paid-up nominal amount of such preference shares has been distributed to the holders of preference shares. Any dissolution or liquidation is subject to applicable provisions of Dutch law.

     Preemptive Rights. Unless restricted or limited and except for issues of ordinary shares in return for non-cash consideration and ordinary shares issued to our employees or employees of any of our group companies, holders of ordinary shares generally will have preemptive rights to subscribe for their pro-rata amount of all new ordinary share issuances. However, pursuant to the articles of association, all authorized but unissued ordinary shares may be issued by the Management Board and the preemptive rights associated with all currently authorized capital may be limited or excluded by the Management Board. This authority has been extended by resolution of the shareholders and will end on May 26, 2009, unless further extended by an amendment of the articles of association or by a resolution of the shareholders for a period of not more than five years in each instance. When extending the authority of our Management Board to issue shares and to limit or exclude preemptive rights, the general meeting of shareholders shall determine the number of shares which may be issued or affected as well as the date when this authorization shall expire.

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

Obligations to Disclose Holdings

     Pursuant to the Dutch Act on Financial Supervision (Wet op het financeel toezicht), which act contains provisions in respect of disclosure of holdings in listed companies and which applies during the period we are listed on the Vienna Stock Exchange, the members of the Management Board and Supervisory Board that hold our ordinary shares must disclose the number of shares and options and the number of voting rights to the Netherlands Authority for the Financial markets (Autoriteit Financiele marken). Furthermore, they are required to immediately report to the Netherlands Authority for the Financial markets any changes in the number of shares and options. Also, during the period we are listed on the Vienna Stock Exchange, anyone acquiring or transferring our ordinary shares, that causes the holder's percentage of our issued capital or voting control to fall into one of the following ranges or changes from one range to another must notify us and the Netherlands Authority for the Financial markets..


The ranges are:

        o   0 to 5%,

        o   5 to 10%,

        o   10 to 15%,

        o   15 to 20%,

        o   20 to 25%,

        o   25 to 30%,

        o   30 to 40%,

        o   40 to 50%

        o   50 to 60%, and

        o   60 to 75%

        o   75 to 95%

        o   95% or more.

     The Netherlands Authority for the Financial markets discloses information to the public by publication in a newspaper distributed throughout The Netherlands. If disclosure is required, failure to disclose one's shareholding is an offense that may result in civil sanctions, including suspension of voting rights and criminal and administrative sanctions, including the imposition of fines.

     The Dutch 1995 Act on Financial Supervision (Wet op het financeel toezicht) also provides for an additional notification duty for shareholders holding a direct or indirect interest in more than 25% of the capital in a listed company. These shareholders are obliged to notify the Netherlands Authority for the financial markets of any and all transactions they enter into with respect to our securities. If a shareholder with a greater than a 25% interest is a legal entity and not an individual, the obligation is extended to the managing directors and supervisory directors of the legal entity.

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

Management Board

     As a public limited company organized under the laws of The Netherlands, our business is carried out primarily by a Management Board and by executive officers appointed by our Management Board. Members of the Management Board are appointed by our shareholders at a general shareholders' meeting from a list of nominees drawn up by the Stichting. Our shareholders may however decide at a general shareholders' meeting, by a resolution adopted by a two-thirds majority vote, that a given list of nominees drawn up by the Stichting will not be binding. In the event the Stichting makes a non-binding nomination, our shareholders may at a general shareholders' meeting elect persons to the Management Board not nominated by the Stichting by a resolution adopted by the affirmative vote of two-thirds of the votes cast. Any member of the Management Board may be suspended or removed from the Management Board at any time by a majority vote of our shareholders at a general meeting of shareholders. However, any suspension or removal not proposed by the Stichting may only be decided at a general shareholders' meeting by a resolution adopted by a two-thirds majority vote. The Management Board is authorized to represent us, as is the Chairman of the Management Board acting alone. Our articles of association state that our Management Board shall consist of one or more members. The aforementioned rights of the Stichting shall cease as described above. Decisions of the Management Board are adopted by a simple majority of votes caste.

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

Shareholders' Meetings

     We are required to hold a general shareholders' meeting annually. Shareholders' meetings will also be called if convened by our Supervisory Board or Management Board. Unless otherwise required by law or our articles of association, decisions of our general meeting of shareholders may be adopted by a majority of the votes cast. However, except that resolutions regarding extraordinary transactions, including amendment of our articles of association, legal merger or split-up of our company can only be adopted upon a proposal of the Management Board, after approval of the Supervisory Board, and requires a special majority as described herein. A resolution to dissolve our company can only be adopted upon a proposal of the Management Board, after approval of the Supervisory Board, and requires an affirmative vote of three quarters of the votes cast.

     Shareholders meetings will be held in The Hague, Amsterdam, Rotterdam or Haarlemmermeer (Schiphol Airport) and chaired by the Chairman of our Supervisory Board. A holder of registered shares or his attorney wishing to attend a general meeting of shareholders should notify the Management Board in writing of his intention. Such notice must be received by the Management Board not later than on the date mentioned in the notice of the meeting. The 2007 Shareholders meeting will be held on May 30, 2007.

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

Dividends

     We may not pay dividends if the dividend payment would reduce our shareholders' equity below the sum of our paid-up capital and any reserves required by Dutch law or by our articles of association. Pursuant to our articles of association, the preference shares have preferential dividend rights. Our Management Board shall determine how much of any remaining profit shall be allocated to our reserves before dividends are paid on the ordinary shares. Our general meeting of shareholders may resolve, upon a proposal of our Management Board, that some or all of any dividends declared on ordinary shares will be paid in ordinary shares in our share capital or securities in any other entity's share capital rather than in cash. Our Management Board may, subject to various statutory provisions, distribute one or more interim dividends. A claim for the payment of a dividend (including an interim dividend) lapses five years after the first calendar day following the day on which shareholders were first permitted to make a claim for payment of the dividend.

Capital Reduction

     Upon the proposal of our Management Board, our general meeting of shareholders may resolve to reduce our issued share capital by canceling shares or reducing the nominal value of our shares, subject to statutory provisions and the provisions of our articles of association.

Amendment of the Articles of Association; Dissolution; Legal Merger; Split-up

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

Withholding Tax

     Dividends distributed in 2007 by the Company are generally subject to a Netherlands withholding tax imposed at a rate of 15%. The expression "dividends distributed by the Company" as used herein includes, but is not limited to, distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognised as capital for Netherlands dividend withholding tax purposes.

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

     The income tax treaty between the Netherlands and the United States provides for a complete exemption from withholding tax on dividends paid to exempt pension trusts and exempt organisations, as defined therein. Qualifying U.S.-exempt organizations must seek a full refund of the tax withheld by using the Form IB 95 USA, which form also includes a banker's affidavit.

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

                  (iv) such holder is not entitled to a share in the profits of an enterprise that is effectively managed in the Netherlands other than by way of securities, the shares being attributable to such enterprise; and

                  (v) such holder is an individual and such income or gains qualify as income from miscellaneous activities in the Netherlands, which include the performance of activities in the Netherlands in respect of the shares that exceed "regular, active portfolio management".

     Generally speaking, a holder of shares holds a substantial interest in the Company, if such holder of shares, alone or, where such holder is an individual, together with his or her partner (statutory defined term) or certain other related persons, directly or indirectly, holds (i) an interest of 5 percent or more of the total issued capital of the Company or of 5 percent or more of the issued capital of a certain class of shares of the Company, (ii) rights to acquire, directly or indirectly, such interest or (iii) certain profit sharing rights in the Company.Shares.

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


  United States Federal Income Tax Consequences for Holders of Ordinary Shares

     The following is a general summary of the material U.S. federal income tax consequences to U.S. shareholders (defined below) of the ownership and disposition of our ordinary shares. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing temporary and proposed Treasury Regulations, revenue rulings, administrative pronouncements, judicial decisions and the U.S.-NL Treaty, all as currently in effect and all of which are subject to change or changes in interpretation, possibly with retroactive effect. This summary deals only with ordinary shares held as capital assets within the meaning of Section 1221 of the Code. This summary does not discuss all of the tax consequences that may apply to holders that are subject to special tax rules, including:

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

     U.S. shareholders are advised to consult their own tax advisors regarding the U.S. federal, state, local and foreign tax consequences of owning and disposing of ordinary shares in light of their particular circumstances as well as any consequences arising under the laws of any other taxing jurisdiction. In particular, U.S. shareholders are urged to consult their own tax advisors regarding whether they are eligible for benefits under the U.S.-NL Treaty.

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

     The amount of any distribution paid in euros will be includible in the gross income of a U.S. shareholder in an amount equal to the U.S. dollar value of the euros based on the spot rate in effect on the date of actual or constructive receipt by the U.S. shareholder or the Bank of New York, on behalf of such shareholders, as the case may be, regardless of whether the euros are converted into U.S. dollars. If euros received in a distribution are converted into U.S. dollars on the date received by U.S. shareholders or the Bank of New York on behalf of such U.S. shareholders, as the case may be, U.S. shareholders generally should not be required to recognize any exchange gain or loss on such conversion. If the euros received in the distribution are not converted into U.S. dollars on the date of receipt, a U.S. shareholder will have a basis in the euros equal to its U.S. dollar value on the date of receipt. Gain or loss, if any, recognized by a U.S. shareholder on the subsequent sale, conversion or other disposition of euros will generally be U.S. source ordinary income or loss. Special rules govern and specific elections are available to accrual method taxpayers to determine the U.S. dollar amount includible in income in the case of taxes withheld in a foreign currency. Accrual basis taxpayers are urged to consult their own tax advisors regarding the requirements and elections applicable in this regard.

     Subject to various conditions and limitations, and subject to the discussion in the next paragraph, tax withheld in the Netherlands in accordance with the U.S.-NL Treaty will be treated as a foreign tax that U.S. shareholders may elect either to deduct in computing their U.S. federal taxable income or credit against their U.S. federal income tax liability. Dividends on ordinary shares generally will be treated as "passive income" or, in the case of certain holders, "financial services income" for purposes of calculating the amount of the foreign tax credit available to a U.S. shareholder. For taxable years beginning after 31 December 2006, dividend income generally will constitute "passive category income" or, in the case of certain U.S. shareholders, "general category income." Additional withholding tax, if any, in excess of the rate applicable under the U.S.-NL Treaty generally will not be eligible for credit against the U.S. shareholder's U.S. federal income tax liability.

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

     We did not pay dividends in 2006. If we were to pay dividends in the future, we will endeavor to provide to U.S. shareholders the information they will need to calculate their foreign tax credit.

     Certain U.S. shareholders (including individuals) are eligible for reduced rates of U.S. federal income tax (currently a maximum of 15%) in respect of "qualified dividend income" received in taxable years beginning before January 1, 2011. For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if, among other things, the U.S. shareholders meet certain minimum holding periods and other requirements and the non-U.S. corporation satisfies certain criteria, including that either (i) the ordinary shares with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the U.S.-NL

Treaty) which provides for the exchange of information. We currently believe that dividends paid with respect to our ordinary shares should constitute qualified dividend income for U.S. federal income tax purposes, however, this is a factual matter and therefore is subject to change. We anticipate that any dividends that we may pay would be reported as qualified dividend income on Forms 1099-DIV delivered to U.S. shareholders. Each individual U.S. shareholder of our ordinary shares is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation and regarding the computations of his foreign tax credit limitation with respect to any qualified dividend income paid by the Company to him, as applicable.

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

Passive Foreign Investment Company Status

     If during any taxable year 75% or more of our gross income consists of various types of passive income such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from a unrelated person), or gains from disposition of certain minority interests), or if at least 50% of the average value of all of our assets consists of assets that produce or are held for the production of, passive income, we will be treated as a "passive foreign investment company," or "PFIC" for such year and in succeeding years. If we were treated as a PFIC in any taxable year (which conclusion is a factual determination that must be made as of the close of the taxable year), upon receipt of a distribution on, or a sale of, ordinary shares, a U.S. shareholder generally will be required to allocate to each day in its holding period with respect to the ordinary shares a pro rata portion of any distributions received on the ordinary shares which are treated as an "excess distribution." Any amount of an excess distribution, which term includes gain on the sale of stock, treated as allocable to a prior taxable year is subject to federal income tax at the highest applicable rate of the year in question, plus an interest charge on the amount of tax deemed to be deferred. Furthermore, dividends paid by us would not be "qualified dividend income" and would be taxed at the higher rates applicable to other items of ordinary income. We currently believe that we did not qualify as a PFIC for the 2006 taxable year, and it is our intention to conduct our investment activities in a manner to avoid PFIC status in the future. However, because PFIC status is a factual matter that must be determined annually, there are no assurances in this regard.

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

Dividend withholding tax

     Pursuant to the Dutch dividend withholding tax act, dividends paid by Dutch companies are, in principle, subject to Dutch dividend withholding tax amounting to 15%.

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

     For qualifying shareholdings of at least 25% held by Austrian companies a reduction of the 15% Dutch dividend withholding tax rate to 5% should be available on the basis of the double tax treaty between Austria and the Netherlands. For qualifying shareholdings of at least 5 % held by Austrian companies, no Dutch dividend withholding tax should be levied if certain requirements are met on the basis of the Dutch dividend withholding tax act.

     Gross dividend distributions to Austrian corporations are considered income as defined by the Austrian Corporate Income Tax Act. Shareholdings of at least 10 % held for at least one year are under certain requirements tax exempted according to Section 10 Corporate Income Tax Act (participation exemption). The gross dividends not qualifying for the benefits under the participation exemption according to Section 10 Corporate Income Tax Act are subject to Austrian corporate income tax at a rate of 25%. Corporations may, as Austrian private investors, claim a credit of the actual paid Dutch withholding tax against the Austrian corporate income tax.

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

     In Austria, capital gains realised from the sale of ordinary shares by individuals are subject to tax at marginal tax rates (up to 50%) if the one-year-holding period is not met. After expiry of the holding period sales of substantial shares (i.e., if the shareholder has owned a share of at least 1% at any time within the five years period prior to the sale), and sales of shares representing part of a domestic business property (Betriebsvermogen) are subject to income tax. The capital gain is subject to half the average tax rate, if the one-year-holding period is met.

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

Inheritance and Gift Tax

     Share transfers due to death or donation by residents of Austria are subject to Austrian Inheritance and Gift Tax (exemptions exist for transfers of shares of less than 1% due to death). This also applies to transfers by non-resident shareholders or non-Austrian citizens to beneficiaries who are Austrian residents.

     Shares held by non-resident shareholders are not subject to Austrian inheritance and gift tax on a transfer to another non-resident of Austria by reason of death or donation. Non-resident shareholders are Austrian non-citizens not resident in Austria.

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

     Our foreign currency risks have not changed materially over the last years. However, with respect to interest rates, we have less exposure to interest rate changes because we refinanced some of our floating rate debt with the proceeds from our fixed rate senior notes issued in July 1999 and repaid another portion of the floating rate debt with the proceeds from our initial public offering in October 2000 and in 2004 with the proceeds of our issued bond due in 2014.

Interest Rate Exposure

     The table below provides information about our financial instruments that are sensitive to interest rates, primarily our debt obligations. For such obligations the table presents the repayment schedule of amounts outstanding on December 31, 2006, based on the contractual maturity dates of our bank and other debt facilities and the related weighted average interest rates by expected maturity date. Variable rates are based on rates as of December 31, 2006.

     The carrying value of our senior notes and other long-term debt approximate fair value based on current rates being offered and quoted market prices of debt with similar terms.


                          Interest-Rate Risk Management
                 Principal (Nominal) Amount by Expected Maturity
                                  Interest Rate

                                                                                                                   Year Ended
                                                                                                                   December 31,
                                                             Year Ended December 31, 2006                             2005
                                   ------------------------------------------------------------------------    ---------------------
                                                                                                    Fair
                                     2007     2008     2009    2010    2011   Thereafter    Total    Value     Total     Fair Value
                                   -------  -------  ------- ------- -------  ----------   -------  -------    -------   -----------
                                                                             (in thousands)
Debt, including current portion

Fixed rate (EUR)...............  EUR   133      143      153     163      174   120,711    121,477   121,477   121,360     121,360
Weighted avg. Interest rate
(fixed)........................       6.70%    6.70%    6.70%   6.70%    6.70%     8.36%      8.35%               8.35%

Fixed rate (USD)...............  EUR   186      200      216     232      249     1,880      2,962     2,962     3,500       3,500
Weighted avg. Interest rate
(fixed)........................       7.33%    7.33%    7.33%   7.33%    7.33%     7.33%      7.33%               7.33%

Fixed rate (JPY)...............  EUR   312      312      312     312      156     3,056      4,460     4,460        --          --
Weighted avg. Interest rate
(fixed)........................       2.77%    2.77%    2.77%   2.77%    2.77%     2.77%      2.77%                  --

Variable rate (EUR)............  EUR 1,698    1,627    1,472     482      385     1,224      6,890     6,890     8,009       8,009
Weighted avg. Interest rate
(variable).....................       3.17%    3.17%    3.17%   3.17%    3.17%     3.17%      3.17%               2.53%

Other currencies (CSK).........  EUR   214      214      161                                   589       589       804         804
Weighted avg. Interest rate....       4.22%    4.22%    4.22%                                 4.22%               3.11%


Foreign Currency Exchange Rate Exposure



     The table below provides information about our forward foreign exchange contracts and foreign exchange options contracts which we use to manage fluctuations in foreign currency exchange rates:


                                                  Contract
                                                Amount Sell
                                               EUR Equivalent           Average Option          Fair Value
                                                                          Strike Price        December 31, 2006

                                                          (in thousands, except for the option strike price)

Currency Pairs:
Foreign Currency Forward Contracts
EUR                                                                         1 EUR =
British Pounds........................           EUR 3,478                0.6815 GBP            EUR  (29)
Swiss Franc...........................           EUR 7,569                1.5855 CHF            EUR   31


Foreign Currency Option Contracts
EUR
British Pounds........................           EUR 1,193                0,6865 GBP            EUR   (1)
Swiss Franc...........................           EUR   411                1.5885 CHF            EUR    7



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

     As reflected in the restated financial statements, we have changed our interpretation of the accounting principles applicable to share-based compensation. See "Item 5.A. -- Operating Results - Restatement of Previously-Issued Financial Statements". Other than with respect to such change, there were no changes in our internal controls over financial reporting during the year ended December 31, 2006, identified in connection with the evaluation thereof by our management, including the Chief Executive Officer and Chief Financial Officer, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of such controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Acknowledging this, we have designed our disclosure controls and procedures to provide such reasonable assurance.

ITEM 16: [RESERVED]

16.A.    Audit Committee Financial Expert

     The Supervisory Board has determined that there currently is no "audit committee financial expert" as defined under the Sarbanes-Oxley Act of 2002 serving on the Audit Committee. No single member of the Audit Committee meets all of the five attributes required to meet the definition of audit committee financial expert. Nonetheless, the Supervisory Board considers that the Audit Committee members as a group possess adequate skills and expertise to fulfil the tasks entrusted to the Audit Committee.

16.B.    Code of Ethics

     We adopted a code of ethics that applies to all of our employees, including our Chief Executive officer and principal financial officer. Our Code of Conduct is posted on our website at www.head.com , section "Investor Relations".

16.C.    Principal Accountant Fees and Services

     PricewaterhouseCoopers (PwC) has served as our independent public auditors for each of the years ended in the three-year period ended December 31, 2006. The following table presents the aggregate fees for professional audit services and other services rendered by PricewaterhouseCoopers in 2006 and 2005 (in thousands):

                                          Form the Years Ended December 31,
                                          ---------------------------------
                                               2006               2005
                                          ---------------     -------------

Audit Fees.......................         EUR        764      EUR      932
Audit-Related Fees...............                    163               164
Tax Fees.........................                    216               139
All Other Fees...................                    109                20
                                          ---------------     -------------
Total Audit Fees.................         EUR      1,252      EUR    1,255
                                          ===============     =============

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

     For 2006 the Supervisory Board pre-approved tax services to be rendered by member firms of PwC up to an aggregate amount of EUR 0.3 million, such services to be provided to Head NV and any of its subsidiaries or affiliated companies. Tax services included solely tax services permitted under the Sarbanes-Oxley Act of 2002 and any rules and regulations issued in respect to the Sarbanes-Oxley Act.

Pre-Approval Policies and Procedures

     Our Audit Committee is responsible for the oversight of our independent auditor's work. Our Audit Committee pre-approves all audit and non-audit services provided by PwC, as well as all tax services performed by other companies. These services may include audit services, audit-related services, tax services and other services, as described above.

16.D.    Exemption from the Listing Standards for Audit Committee

         Not applicable

16.E.    Purchase of Equity Securities by the Issuer and Affiliated Purchasers

     There were no purchases by or on behalf of Head N.V. or any affiliated purchasers of its equity securities during 2006.

ITEM 17: FINANCIAL STATEMENTS

     The following financial statements are filed as part of this annual report on Form 20-F.

ITEM 18: FINANCIAL STATEMENTS

         Not applicable.

ITEM 19: EXHIBITS

1.1 Memorandum and Articles of Association of the Company (incorporated by reference from the Registration Statement on Form F-1 filed with the Securities and Exchange Commission ("SEC") on September 27, 2000).

2.1 Indenture between HTM Sport- und Freitzeigerate AG, Head N.V., Head Holding Unternehmensbeteiligung GmbH, Head Sport AG, Head International GmbH, HTM Sport S.p.A., Head USA Inc., Penn Racquet Sports Inc., Head/Tyrolia Sports Canada Inc., The Bank of New York, As Trustee, Registrar, Transfer Agent And Principal Paying Agent and The Bank of New York (Luxembourg) S.A., As Paying Agent And Transfer Agent dated January 29, 2004 (incorporated by reference to the Annual Report on Form 20-F filed with the SEC on April 13, 2004)

4.1 Loan Agreement between Head USA, Inc., Mares America Corp., Penn Racquet Sport, Inc and Fleet Capital Corporation as Agent dated April 5, 2000 (incorporated by reference from the Registration Statement on Form F-1 filed with the SEC on September 27, 2000).

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

8.            See "Item 4.C Organizational Structure"

12.1 Certification of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2 Certification of the CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13 Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                           HEAD N.V. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2006



                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



Report of Independent Registered Public Accounting Firm.....................F-1

Consolidated Balance Sheets at December 31, 2006 and 2005...................F-2

Consolidated Income Statements for the Years Ended December 31,
2006, 2005 and 2004.........................................................F-3

Consolidated Statements of Changes in Equity for the Years Ended
December 31, 2006, 2005 and 2004............................................F-4

Consolidated Cash Flow Statements for the Years Ended
December 31, 2006, 2005 and 2004............................................F-5

Notes to the Consolidated Financial Statements..............................F-6

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and General Meeting of Shareholders of Head N.V.:

We have audited the accompanying consolidated balance sheets of Head N.V. as of December 31, 2006 and 2005 and the related consolidated income statements, changes in equity, and cash flow statements for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly in all material respects, the consolidated financial position of Head N.V. at December 31, 2006, and 2005 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with International Financial Reporting Standards as adopted by the European Union.

As discussed in Note 2, 30 and 31 to the consolidated financial statements, the financial statements as of and for the year ended December 31, 2005 and 2004 have been restated, for certain matters relating to accounting for stock option plans.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements.


February 26, 2007 except for Note 2, 30 and 31
as to which the date is April 2, 2007
PwC Wirtschaftsprufung AG
Vienna, Austria

                           HEAD N.V. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS



                                                                                  December 31,
                                                                       --------------------------------
                                                          Note            2006                 2005
                                                                       -------------     --------------
                                                                                             Restated
                                                                           (in thousands)
ASSETS:
Non-current assets
Property, plant and equipment, net...............           6          EUR  61,821        EUR    61,617
Intangible assets................................           7               11,739               13,442
Goodwill                                                    7                3,142                3,161
Available-for-sale financial assets..............          10                1,971                1,973
Deferred income tax assets.......................          21               59,552               61,507
Trade receivables................................           9                2,082                1,854
Other non-current assets.........................                            3,625                5,381
                                                                       -------------     --------------
       Total non-current assets..................                          143,932              148,935
Current assets
Inventories, net.................................           8               64,996               68,551
Trade and other receivables......................           9              149,541              146,670
Prepaid Expense..................................                            2,635                3,890
Available-for-sale financial assets..............          10               17,828               14,834
Cash and cash equivalents........................          28               43,628               49,460
                                                                       -------------     --------------
       Total current assets......................                          278,628              283,405
                                                                       -------------     --------------
       Total assets..............................           5         EUR  422,560        EUR   432,340
                                                                       =============     ==============
EQUITY:
Share capital....................................          12         EUR    7,964        EUR     7,964
Other reserves...................................          12              115,838              125,247
Treasury shares..................................          12              (12,307)             (12,307)
Retained earnings................................                           51,853               47,438
Fair Value and other reserves including
       cumulative translation adjustments (CTA)..          20               (7,462)              (1,884)
                                                                       -------------     --------------
       Total equity..............................                          155,888              166,459

LIABILITIES:
Non-current liabilities
Borrowings.......................................          16              133,835              131,565
Retirement benefit obligations...................          18               15,744               16,449
Other long-term liabilities......................        17, 23             15,094               13,503
                                                                       -------------     --------------
       Total non-current liabilities.............                          164,673              161,517
Current liabilities
Trade and other payables.........................          13               67,144               61,980
Income taxes liabilities.........................                            1,094                  600
Borrowings.......................................        14, 16             22,010               29,856
Provisions.......................................          15               11,750               11,929
                                                                       -------------     --------------
       Total current liabilities.................                          101,999              104,364
                                                                       -------------     --------------
       Total liabilities.........................           5              266,672              265,881
                                                                       -------------     --------------
       Total liabilities and equity..............                     EUR  422,560        EUR   432,340
                                                                       =============     ==============


           The accompanying notes are an integral part of the consolidated financial statements


                           HEAD N.V. AND SUBSIDIARIES
                         CONSOLIDATED INCOME STATEMENTS




                                                                        For the Years Ended December 31,
                                                           -----------------------------------------------------------
                                              Note              2006                 2005                  2004
                                                           ----------------     ----------------      ----------------

                                                                                   Restated              Restated
                                                                     (in thousands, except per share data)

Total net revenues......................        5           EUR    366,762       EUR    359,566        EUR    374,996
Cost of sales...........................                           222,597              221,536               235,777
                                                           ----------------     ----------------      ----------------
Gross profit............................                           144,165              138,030               139,219
Selling and marketing expense...........                            92,929               92,053                94,232
General and administrative expense......     22, 23                 32,160               29,595                36,400
Gain on sale of property................        6                       --               (5,876)               (4,665)
Restructuring costs.....................       15                       --                5,073                 1,895
Other operating (income) expense, net...                              (902)               1,533                   176
                                                           ----------------     ----------------      ----------------
Operating profit........................                            19,978               15,652                11,181
Interest expense........................                           (12,376)             (12,808)              (20,671)
Interest income.........................                             1,609                2,110                 1,715
Foreign exchange gain (loss)............                              (297)               2,121                  (432)
                                                           ----------------     ----------------      ----------------
Profit (loss) before income taxes.......                             8,914                7,075                (8,207)
Income tax benefit (expense):
      Current...........................                            (2,085)              (1,468)               (2,088)
      Deferred..........................                            (2,415)               1,121               (20,771)
                                                           ----------------     ----------------      ----------------
      Income tax expense................       21                   (4,499)                (348)              (22,858)
                                                           ----------------     ----------------      ----------------
Profit (loss) for the year..............                    EUR      4,415       EUR      6,728        EUR    (31,066)
                                                           ================     ================      ================

Earnings per share-basic
      Profit (loss) for the year........       29                     0.12                 0.19                 (0.86)
Earnings per share-diluted
      Profit (loss) for the year........       29                     0.12                 0.18                 (0.86)


                    The accompanying notes are an integral part of the consolidated financial statements.


                           HEAD N.V. AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY



                                                                                                                Minority   Total
                                    Note           Attributable to equity holders of the Company                Interest   Equity
                                   -----------------------------------------------------------------------------------------------

                                                                                                   Fair
                                                                                                   Value
                                                                                                    and
                                           Ordinary Shares                                         Other
                                       ----------------------    Other      Treasury   Retained   Reserves/
                                          Shares      Amount   Reserves      Shares    Earnings     CTA

                                                                     (in thousands, except share data)

Balance at January 1, 2004 (Restated)  36,022,554  EUR 7,964 EUR 125,248 EUR (13,458) EUR 71,776  EUR (4,743)  EUR  8 EUR 186,796
                                       ----------  --------- -----------  ----------  ----------  -----------  -------- -----------
Sale of treasury shares...........        197,348                              1,151                                        1,151
Loss for the year.................             --         --          --          --     (31,066)         --       --     (31,066)
     Changes in fair value and
        other reserves
        including CTA:
        Unrealized gain on
        available-for-sale
        financial assets, (net of
        tax of E18)...............             --         --          --          --         --           72       --          72
        Unrealized gain on
        derivatives instruments
        (net of tax of E88).......   11        --         --          --          --        --           264       --         264
        Reclassification
        adjustment for derivative
        gains recorded in net
        loss
        (net of tax of E143)......   11        --         --          --          --        --          (430)      --        (430)
        Foreign currency
        translation adjustment ...             --         --          --          --        --        (3,441)      --      (3,441)
                                                                                                                       ----------
Total recognised income and
expense in 2004...................             --         --          --          --        --          --         --     (34,601)
                                       ----------    --------  ---------   ---------  --------  ----------   -------- ----------
Balance at December 31, 2004
(Restated)                              36,219,902 EUR 7,964 EUR 125,247 EUR (12,307) EUR 40,711  EUR (8,277) EUR   8  EUR 153,346

Minority interest.................   12        --         --          --          --        --            --         (8)       (8)
Profit for the year...............             --         --          --          --       6,728          --         --     6,728
     Changes in fair value and
        other reserves
        including CTA:
        Unrealized gain on
        available-for-sale
        financial assets, (net of
        tax of E18)...............             --         --          --          --          --          74       --          74
        Unrealized loss on
        derivatives instruments
        (net of tax of E163)......   11        --         --          --          --          --        (489)      --        (489)
        Reclassification
        adjustment for derivative
        losses recorded in net
        income
        (net of tax of E42).......   11        --         --          --          --          --         127       --         127
        Foreign currency
        translation adjustment....             --         --          --          --          --       6,682       --       6,682
                                                                                                                       ----------
Total recognised income and
expense in 2005...................             --         --          --          --          --          --       --      13,121
                                       ----------    --------  ---------   ---------    --------  ---------- --------  ---------
Balance at December 31, 2005
(Restated)........................     36,219,902 EUR 7,964 EUR 125,247 EUR  (12,307)EUR  47,438  EUR (1,884)   EUR 0 EUR 166,459

Increase in share capital.........   12        --     9,409      (9,409)          --          --          --       --           0
Decrease in share capital.........   12        --    (9,409)      9,409           --          --          --       --           0
Capital repayment.................   12        --        --      (9,409)          --          --          --       --      (9,409)
Profit for the year                            --        --         --            --       4,415          --       --       4,415
     Changes in fair value and
        other reserves
        including CTA:
        Unrealized gain on
        available-for-sale
        financial assets, (net of
        tax of E30)...............             --        --         --            --          --         104       --         104
        Unrealized gain on
        derivatives instruments
        (net of tax of E68).......   11        --        --         --            --          --         270       --         270
        Reclassification
        adjustment for derivative
        losses recorded in net
        income
        (net of tax of E69).......   11        --        --         --            --          --        (274)      --        (274)
        Foreign currency
        translation adjustment....             --        --         --            --          --      (5,678)      --      (5,678)
                                                                                                                          -------
Total recognised income and
expense in 2006...................             --        --         --            --          --          --       --      (1,163)
                                       ----------    --------  ---------   ---------    --------  ----------    --------  -------
Balance at December 31, 2006......     36,219,902 EUR 7,964 EUR 115,838 EUR  (12,307) EUR 51,853  EUR (7,462)  EUR -- EUR 155,888
                                       ==========    ========  =========   =========    ========  ==========    ========  =======

                       The accompanying notes are an integral part of the consolidated financial statements.


                           HEAD N.V. AND SUBSIDIARIES
                        CONSOLIDATED CASH FLOW STATEMENTS

                                                                                         For the Years Ended December 31,
                                                                                      -------------------------------------
                                                                            Note       2006           2005           2004
                                                                                      --------      --------       --------
                                                                                                    Restated       Restated
                                                                                                  (in thousands)

OPERATING ACTIVITIES:
Profit (loss) for the year.......................................                  EUR  4,415    EUR  6,728   EUR (31,066)
 Adjustments to reconcile net income
          to net cash provided by operating activities:
          Depreciation and amortization..........................          6, 7        14,061        15,533        15,116
          Amortization and write-off of debt issuance cost
          and bond discount                                                               470           354         2,847
          Impairment.............................................         7, 15           184         1,444           558
          Provision (release) for leaving indemnity
          and pension benefits                                                           (532)          308           503
          Restructuring costs....................................            15        (1,261)        1,364        (3,984)
          (Gain) loss on sale of property, plant and equipment...             6            98        (5,975)       (4,530)
          Share-based compensation expense.......................            23         1,818          (899)        1,909
          Deferred income........................................            17        (1,573)         (778)           --
          Interest expense.......................................                      11,905        12,453        17,824
          Interest income........................................                      (1,609)       (1,280)       (2,110)
          Tax expense                                                                   2,085         1,468         2,088
          Deferred tax (benefit) expense.........................            21         2,415        (1,121)       20,771
Changes in operating assets and liabilities:
          Accounts receivable....................................                      (5,682)        9,567        (2,939)
          Inventories............................................                       1,656         1,854        (6,425)
          Prepaid expense and other assets.......................                         907          (167)        1,177
          Accounts payable, accrued expenses and other liabilities                      9,940         4,418         5,973
          Interest paid..........................................                     (14,972)      (13,988)      (13,545)
          Tax paid ..............................................                      (1,203)       (1,125)       (2,265)
                                                                                      --------      --------      --------
          Net cash provided by operating activities..............                      23,122        30,159         1,903
                                                                                      --------      --------      --------
INVESTING ACTIVITIES:
          Purchase of property, plant and equipment..............             6       (15,018)      (14,600)      (19,112)
          Purchase of intangible assets..........................                         (44)         (662)           --
          Proceeds from sale of property, plant and equipment....             6           114         8,001         6,708
          Purchases of available-for-sale financial assets.......            10        (5,017)       (4,113)      (21,459)
          Sale of available-for-sale financial assets............            10         2,154           444        11,181
          Interest received......................................                       1,639           954         1,207
          Sale of treasury shares................................                          --            --         1,151
          Minority interest......................................            12            --            (8)           --
                                                                                      --------      --------      --------
Net cash used for investing activities...........................                     (16,172)       (9,985)      (20,323)
                                                                                      --------      --------      --------
FINANCING ACTIVITIES:
          Change in short-term borrowings, net...................            14        (2,629)       (1,714)      (25,153)
          Proceeds from long-term debt, net of discount..........            16            --            --       135,000
          Payment of debt issuance cost..........................            16            --            --        (1,144)
          Payments on long-term debt.............................            16        (1,776)      (15,853)      (77,706)
          Proceeds from other long-term obligations..............            17         1,876           295            --
          Capital repayment......................................            12        (9,409)           --            --
          Change in restricted cash..............................            28           780           755        (2,462)
                                                                                      --------      --------      --------
Net cash provided by (used for) financing activities.............                     (11,158)      (16,516)       28,534
                                                                                      --------      --------      --------
Effect of exchange rate changes on cash and cash equivalents.....                        (844)       (1,171)           50
Net increase (decrease) in cash and cash equivalents.............                      (5,052)        2,486        10,164
Cash and cash equivalents at beginning of period.................                      45,503        43,016        32,853
                                                                                      --------      --------      --------
Cash and cash equivalents at end of period.......................            28   EUR  40,451   EUR  45,503   EUR  43,016
                                                                                      ========      ========      ========

                  The accompanying notes are an integral part of the consolidated financial statements.


                                    HEAD N.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - General information

Head N.V. ("Head" or the "Company") was incorporated in Rotterdam, Netherlands, on August 24, 1998. The address of its registered office is Rokin 55, 1012 KK Amsterdam, the Netherlands. The Company's ordinary shares are listed on the New York Stock Exchange ("HED") and the Vienna Stock Exchange ("HEAD").

The Company is a global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. The Company has created or acquired a portfolio of brands - Head (principally alpine skis, ski boots, ski bindings and snowboard products, tennis, racquetball and squash racquets, tennis balls and badminton products), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares and Dacor (diving equipment).

Head conducts business in Europe (primarily in Austria, Italy, Germany, France, Switzerland, the Netherlands, Spain and the United Kingdom), North America, and Asia.

These consolidated financial statements were approved by the Board of Directors on February 26, 2007.


Note 2 - Summary of Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of Presentation

The Company and its subsidiaries maintain their accounting records in accordance with their local regulations and have made certain adjustments to these records to present the accompanying financial statements in conformity with International Financial Reporting Standards as adopted by the European Union ("EU") ("IFRS as adopted").The consolidated financial statements have been prepared under the historical cost convention and fair value accounting for available-for-sale financial assets and derivatives.

In 2005 and prior years, the Company reported its financial statements under generally accepted accounting principles in the United States of America ("US-GAAP") (General Accepted Accounting Principles of the Netherlands - "Dutch GAAP" for statutory purposes). In 2004, the Company for the first time based its financial reporting on IFRS as adopted. As of December 31, 2005, the Company filed its financial statements under IFRS as adopted, based on its financial statements under Dutch GAAP as of January 1, 2004 with the Dutch commercial register.

First-Time Adoption of IFRS

The Company has made use of the following exemptions available under IFRS 1:

- Business combinations (paragraph 15): The Company did not apply IAS 22 retrospectively and did not restate past business combinations but kept it as in its Dutch GAAP financial statements.
- Use of the Dutch GAAP book values of property, plant and equipment at the date of transition to IFRS as deemed cost (paragraph 16-19).
- Cumulated translation differences have been deemed to be zero at the date of transition (paragraph 21 and 22).

First-Time Adoption of International Financial Reporting Standards

The IASB issued a series of amendments to existing standards and published new standards and interpretations, which have been mandatory since January 1, 2006. These new regulations are also applicable in the EU and relate to the following areas:

                                    HEAD N.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

- IAS 19, (Amended 2004), Employee Benefits- Actuarial Gains and Losses, Group Plans and Disclosures.
-    IAS 21, (Amendment), Net Investment in a Foreign Operation.
- IAS 39, (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions.
-    IAS 39, (Amendment), The Fair Value Option.
-    IAS 39, and IFRS 4 (Amendment), Financial Guarantee Contracts.
- IFRS 1, (Amendment), First-time Adoption of International Financial Reporting Standards and IFRS 6 (Amendment), Exploration for and Evaluation of Mineral Resources.
-    IFRS 6, Exploration for and Evaluation of Mineral Resources.
- IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds.
- IFRIC 6, Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment.
- IFRIC 7, Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies (effective from March 1, 2006).
- IFRIC 8, Scope of IFRS 2 (effective for annual periods beginning on or after March 1, 2006).
- IFRIC 9, Reassessment of embedded derivates (effective for annual periods beginning on or after June 1, 2006).

Standards effective in 2006 early adopted

IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. The Company has already adopted IFRIC 4 on a 2004 long-term supplier contract (see Note 19).

The following of the aforementioned standards and interpretations were adopted for the first time:

IAS 19 (Amendment), Employee Benefits, introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. As the Company does not intend to change the accounting policy adopted for recognition of actuarial gains and losses and does not participate in any multi-employer plans, adoption of this amendment only impacts the format and extent of disclosures presented in the accounts.

IFRIC 8 requires consideration of transactions involving the issuance of equity instruments - where the identifiable consideration received is less than the fair value of the equity instruments issued - to establish whether or not they fall within the scope of IFRS 2. The Company will apply IFRIC 8 from January 1, 2007, but it is not expected to have any impact on the Company's accounts;

Management assessed the relevance of the other amended standards and interpretations with respect to the Company's operations and concluded that they are not relevant to the Company.

New financial reporting standards not yet adopted

The IASB issued further standards and amendments to standards and interpretations, which are not yet mandatory in the financial year 2006. The following standards had been endorsed by the EU and published in the official journal by the time these consolidated financial statements were prepared.

-    IAS 1  (amended  2006),  Presentation  of  Financial  Statements  - Capital
     Disclosures
-    IFRS 7, Financial Instruments - Disclosures

IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk and also including sensitivity analysis

                                    HEAD N.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


to market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. It is applicable to all entities that report under IFRS.

The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital.

The Company assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment, of IAS 1. The Company will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning January 1, 2007.

The IASB has issued additional financial reporting regulations, which, however, at the time the consolidated financial statements were prepared, had not yet been endorsed by the EU.

-     IFRS 8, Operating Segments
-     IFRIC 10, Interim Financial Reporting and Impairment
-     IFRIC 11, IFRS 2 Group and Treasury Share Transactions
-     IFRIC 12, Service Concession Arrangements

IFRIC 10, Interim Financial Reporting and Impairment (effective for annual periods beginning on or after November 1, 2006). IFRIC 10 prohibits the impairment losses recognized in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Company will apply IFRIC 10 from January 1, 2007 but it is not expected to have any impact on the Company's accounts.

The Company will evaluate the effect of the first time adoption of the new standards and interpretations.

The preparation of financial statements in conformity with IFRS as adopted requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

The Company presents percentages and some amounts contained in its financial statements rounded for ease of presentation, and sometimes amounts may not add due to this rounding.

As of January 1, 2006, the Company changed its reporting currency from U.S. dollar to euro for the 20-F reporting and as of January 1, 2004, for the IFRS reporting. In prior years, due to the first issued senior notes in U.S. dollar, more than one third of revenues were U.S. dollar denominated the Company's most significant currency was the U.S. dollar. Due to the implementation of the euro, the fact that the Company's newly issued senior notes are denominated in euro and its listing on an Europe Stock Exchange, the Company decided to change its reporting currency to euro.

Consolidation

a) Subsidiaries
The consolidated financial statements of Head include the financial statements of all majority-owned subsidiaries and entities over which the Company has financial and operating control and special purpose entities in which the Company has determined it is the main beneficiary. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and

                                    HEAD N.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Company's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated but considered an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

b) Transactions and minority interests
The Company applies a policy of treating transactions with minority interests as transactions with parties external to the Company. Disposals to minority interests result in gains and losses for the Company that are recorded in the income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

Segment Reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

Foreign Currency Translation

a) Functional and presentation currency
Items included in the financial statements of each of the Company's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in euros, which is the Company's functional and presentation currency.

b) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in cumulative translation adjustment ("CTA") (equity: "Fair value and other reserves including cumulative translation adjustments") as qualifying cash flow hedges. The effect of exchange rate changes on intercompany transactions of a long-term investment nature is also included in CTA. For the year ended December 31, 2006, a foreign exchange loss of European Union 0.5 million has been recorded in other operating (income) expense, net.

c) Group companies
The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
- Assets and liabilities for each balance sheet presented are translated at the closing exchange rate at the date of that balance sheet.
- Income and expenses for each income statement are translated at average exchange rates prevailing during the year.
- All resulting exchange differences on equity items are recognized as a separate component of shareholders' equity.

                                    HEAD N.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and impairment loss. Additions and improvements that extend the useful lives of the plant and equipment and replacements, major renewals, and betterments are capitalized. The cost of maintenance, repair and minor renewals are expensed as incurred. When plant and equipment is retired or otherwise disposed, the cost and related accumulated depreciation and impairment losses are removed from the related accounts, and any gain or loss on disposition is recognized in earnings. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The Company's buildings are depreciated over a period of 30-50 years, building improvements are depreciated over a period of 10-25 years and machinery and equipment is depreciated over a period of 2-20 years.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company's share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Other intangible assets comprise of trademarks with an indefinite useful life which are carried at cost less accumulated impairment losses and land use rights with a useful life of 50 years, which are carried at cost less accumulated amortization and impairment losses.

Goodwill and other intangible assets with an indefinite useful life are allocated to cash generating units for the purpose of impairment testing. The allocation is made to those cash generating units or groups of cash generating units that are expected to benefit from the business combination in which trademarks and goodwill arose.

Impairment of Non-Financial Assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Impairment losses on goodwill and intangible assets with indefinite life are not reversed. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Non financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

Financial Assets

The Company classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

a) Financial assets at fair value through profit or loss
Derivatives are categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months of the balance sheet date.

b) Loans and receivables

                                    HEAD N.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as 'trade and other receivables' in the balance sheet (see Note 9).

c) Available-for-sale financial assets
Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the income statement. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortized cost using the effective interest method. Changes in the fair value of available-for-sale financial assets are recognized in equity.

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss, is removed from equity and recognized in the income statement.

Derivative Financial Instruments and Hedging Activities

The Company records all derivatives on the balance sheet at fair value. The Company uses derivative instruments, specifically foreign exchange forward and option contracts, to hedge the foreign exchange risk related to its forecasted and firmly committed foreign currency denominated cash flows. On the date on which a derivative contract is transacted, the Company designates the derivative as a hedging instrument (cash flow hedge). Changes in derivative fair values that are designated effective and qualify as cash flow hedges will be deferred and recorded as a component of fair value and other reserves/CTA until the hedged transactions affect earnings; at which time the deferred gains and losses on the derivative designated as cash flow hedges are recognized in earnings and classified in accordance with the classification of the hedged item. The Company excludes the time value component of the derivatives' change in fair value from the assessment of hedge effectiveness. The Company enters into hedging relationships to limit the foreign exchange rate risk for periods generally not to exceed one year. For those financial instruments that do not qualify for hedge accounting, the Company recognizes the changes in the fair value of the instruments in the income statement. The Company does not utilize financial instruments for trading or speculative purposes.

The Company documents at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. The fair values of various derivative instruments used for hedging purposes and movements on the hedging reserve in equity are disclosed in Note 20. The full fair value of a hedging derivative is classified as a non-current asset or liability if the remaining hedge item is more than 12 months, and as a current asset or liability, if the remaining maturity of the hedged item is less than 12 months.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost being determined on a first-in first-out basis ("FIFO"). The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

                                    HEAD N.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Trade Receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The carrying amount of the asset is reduced through the use of a provision account, and the amount of the loss is recognized in the income statement within selling and marketing costs. When a trade receivable is uncollectible, it is written off against the provision account for trade receivables. Subsequent recoveries of amounts previously written off are credited against selling and marketing costs in the income statement.

Payment terms differ depending on the customer (large distributors, small shops), product line (winter sports is a very seasonal business, as are racquet sports and diving, though to a lesser extent), country (payment terms vary in accordance with local practices throughout the world) and past experiences with customers. It is the Company's normal procedure to agree terms of transactions, including payment terms (60 to 180 days), with customers in advance. In the rental business the Company agrees to payment terms over one year and classifies those long-term trade receivables as non-current assets in the consolidated balance sheet.

Cash and Cash Equivalents

Cash and cash equivalents comprise of cash and short-term, highly liquid investments with an original maturity of three months or less.

Restricted Cash

Restricted cash comprises of deposits pledged as collateral on outstanding lines of credit. The amounts are collateralized with one financial institution and earn interest while in deposit.

Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method. Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Borrowing Costs

Borrowing costs are not capitalized but expensed when incurred.

                                    HEAD N.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Deferred Income Tax

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

Employee Benefits

(a) Retirement benefit obligations

The Company operates various pension and other employee benefits schemes. The schemes are partly funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. The Company has both defined benefit and defined contribution plans. A defined contribution plan is plan under which the Company pays fixed contributions into a separate entity. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees benefits relating to employee service in the current and prior periods. A defined benefit plan is a plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to income over the employees' expected average remaining working lives.

For defined contribution plans, the Company pays contributions to publicly or privately administered insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due.

(b) Share-based compensation

The Company operates a number of share-based compensation plans. The plans are treated either as equity-settled or cash-settled. The fair value of the employee services received in exchange for the grant of the options is recognized in general and administrative expense with a corresponding entry to equity for the equity-settled plan and to other long-term liabilities for cash-settled plans. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable.

(c) Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognises termination benefits when it is demonstrably committed to either: terminating the employment of current

                                    HEAD N.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the balance sheet date are discounted to present value.

Provisions

Provision for restructuring costs and legal claims are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. Restructuring provisions consist of employee termination payments. Provisions are not recognized for future operating losses.

The Company provides for the estimated cost of product warranties and product returns at the time revenue is recognized and the Company has a constructive obligation. Warranty provision is established based on the Company's best estimates of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. Product return provisions are based on our historical experiences.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

Revenue Recognition

The Company recognizes revenue when significant risks and rewards of ownership of the goods are transferred to the buyer. These criteria are generally met when finished products are shipped to the customers and both title and the risks and rewards of ownership are transferred.

Revenues from licensing agreements are recognized over the license term for the fixed license revenue portion and based on underlying customer sales once minimum contractual sales volumes are met for the variable license revenue portion. Prepayments received on long-term licensing agreements are recognized in other long-term liabilities.

Provisions are recorded for estimated product returns at the time revenues are recognized.

Sales deductions

The Company accrues for customer discounts based upon estimated refund obligations and classifies all sales incentives, which are earned by the Company's customers subsequent to delivery of its product, including cash discounts for volume rebates other than cash consideration, such as credits that the Company's customer can apply against trade amounts owed as sales deductions.

Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Research and Development Costs

Research costs are recognized as incurred. Development costs for changes in design are short term and recognized as cost when they are incurred. Development cost for new products are capitalized if they meet the criteria for recognition as an intangible asset. The Company incurred research and development costs amounting to EUR 10.1 million for each year ended December 31, 2006 and 2005 and , EUR 12.5 million for the year ended December 31, 2004. In 2006 and 2005, the Company did not capitalize any development costs.

                                    HEAD N.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Earnings per share

(a) Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as treasury shares (see Note 12).

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has one category of dilutive potential ordinary shares: share options, equity-settled under the Plan 1998 (see Note
23). For the share options, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

Restatement

The Company operates a number of share-based compensation plans which were originally accounted for as equity-settled. In the process of preparing the consolidated financial statements for the year ended December 31, 2006, the Company determined that certain share-based compensation plans should have been accounted for as cash-settled (liability awards) under IFRS 2, "Share-based Payment".

As a result of the matters described above, the Company has restated its fiscal years 2005 and 2004 financial statements to (in thousands):
-    Increase other reserve balance at December 31, 2005 by EUR 897
-    Reduce retained earnings balance at December 31, 2005 by EUR 6,254
- Increase other long-term liabilities balance at December 31, 2005 by EUR 5,358
- Decrease general and administrative expense for the year ended December 31, 2005 by EUR 1.580, increase general and administrative expense for the year ended December 31, 2004 by EUR 2.660,
- Increase other operating expense for the year ended December 31, 2005 by EUR 838, increase other operating income for the year ended December 31, 2004 by EUR 275,

As of December 31, 2005, the restatement had an impact of EUR 5.4 million on the Company's net assets as a result of additional other long-term liabilities. Additionally, the restatement had an impact on net profit (loss) for the years ended December 31, 2005 and 2004 of EUR 0.7 million and EUR 2.4 million, respectively as a result of changes in fair value of the liabilities.

The following items in the consolidated income statement and the consolidated balance sheet have been restated as follows:

                                    HEAD N.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


                                                                For the Years Ended December 31,
                                                   ------------------------------------------------------------
                                                              2005                            2004
                                                   ---------------------------     ----------------------------

                                                                  (in thousands, except per share data)
                                                 (Previously          (As         (Previously         (As
                                                   Reported)        Restated)       Reported)       Restated)
Consolidated Income Statement:
General and administrative expense......        EUR    31,175     EUR  29,595    EUR    33,740     EUR  36,400
Other operating (income) expense, net...                  695           1,533              452             176
Operating profit........................               14,910          15,652           13,566          11,181
Profit (loss) before income taxes.......                6,333           7,075           (5,823)         (8,207)
Profit (loss) for the year..............                5,986           6,728          (28,681)        (31,066)
Earnings per share-basic
      Profit (loss) for the year........                 0.17            0.19            (0.79)          (0.86)
Earnings per share-diluted
      Profit (loss) for the year........                 0.16            0.18            (0.79)          (0.86)

Consolidated Balance Sheet:
Other reserves..........................        EUR   124,351     EUR 125,247    EUR  123,670      EUR 125,247
Retained earnings.......................               53,693          47,438           47,707          40,711
Total equity............................              171,817         166,459          158,765         153,346
Other long-term liabilities.............                8,145          13,503            3,948           9,367
Total liabilities.......................              260,524         265,881          271,590         277,009


In relation to the consolidated cash flow statement the restatement had no effect on the net cash provided by operating activities.

Note 3 - Financial Risk Management

Financial Risk Factors

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents, restricted cash, marketable securities and accounts receivable. The Company places cash with high quality financial institutions. The Company's customers are concentrated in the retail industry. However, concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their dispersion across many geographic areas. The Company generally performs credit reviews and sometimes obtains credit insurance before extending credit.

Currency Risk Factors

The Company operates in a multi-currency environment in which a portion of its revenues and expenses are denominated in currencies other than the euro. The Company is, as a result, subject to currency translation risk and, to a lesser extent, currency transaction risk. Currency translation risk arises because the Company measures and records the financial condition and results of operations of each of its subsidiaries in their functional currency and then translates these amounts into the reporting currency, the euro. The Company incurs transaction risk when one of its subsidiaries enters into a transaction using a currency other than its functional currency, although the Company reduces this risk by seeking, when possible, to match its revenues and costs in each currency. The Company also hedges part of its firm commitments for sales to Japan, Switzerland, United Kingdom and Canada through forward contracts and options with Austrian and Italian banks. Accordingly, shifts in currency exchange rates, particularly between the euro and the U.S. dollar, may adversely affect our results of operations.

                                    HEAD N.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


The table below shows the Europe Central Bank exchange rates for euro for those currencies that mainly influence the Company's results:

                                             December 31
                        -------------------------------------------------------
1 EUR =                      2006               2005                2004
                        ---------------    ----------------    ----------------
USD..................          1.31700             1.17970             1.36210
CHF..................          1.60690             1.55510             1.54290
GBP..................          0.67150             0.68530             0.70505
JPY..................        156.93000           138.90000           139.65000
CAD..................          1.52810             1.37250             1.64160
CSK..................         27.48500            29.00000            30.46400



Liquidity Risk Factors

The Company's liquidity needs arise principally from working capital requirements, capital expenditures, asset acquisitions and the semi-annual interest payment on its 8.5% Senior Notes. Given the nature of winter sports, and to a lesser extent racquet sports, the Company's operating cash flow and working capital needs are highly seasonal. The Company's need for cash is greater in the third and fourth quarters when cash generated from operating activities, together with draw downs from the Company's bank lines, are invested in inventories and receivables. Historically, the Company's primary sources of liquidity have been cash provided from operating activities, proceeds from the issuance of debt and equity securities and borrowings under various credit facilities available to the Company's subsidiaries.

Expected interest expense on contractual obligations for the periods indicated are as follows as of December 31, 2006 (in thousands):


                                                                                                     There-
Expected Interest Expenses                         2007      2008       2009      2010      2011     after          Total
--------------------------------------------     --------- ---------- --------- --------- --------- ---------    -----------
Long-Term Debt Obligations
      8.50% Senior Notes due 2014 ..........    EUR 9,675      9,675     9,675     9,675     9,675    20,157     EUR  68,532
      Mortgage..............................          217        203       189       173       156       413           1,352
      Other Long-Term Debt..................          367        298       232       172       148       368           1,585
Capital (Finance) Lease Obligations
      Sale-Leaseback........................          670        661       651       640       629     3,220           6,470


Based upon current operations and the Company's historical results, the Company believes that its cash flow from operations will be adequate to meet the anticipated requirements for working capital, capital expenditures and scheduled interest payments.

Fair value estimation

The fair value of financial instruments traded in active markets (available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price. The fair value of forward foreign exchange contracts is determined using quoted forward exchange rates at the balance sheet date provided by the bank.

The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

                                    HEAD N.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS as adopted, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant of these estimates are impairments, impairments of trade receivables, product warranties and returns, inventory obsolescence and impairment on deferred tax assets. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ from those estimates.

Estimated impairment of trademark and goodwill

The Company tests annually whether trademarks, with an indefinite useful life and goodwill amounting to EUR 14.3 million have suffered any impairment, in accordance with the accounting policy stated in Note 2. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates (Note 7).

If the estimated pre-tax discount rate applied to the discounted cash flows had been 10% higher than management's estimates, the Company would have not recognized an impairment on trademarks and goodwill.

Impairment of trade receivables

The Company records impairment of trade receivables for estimated losses amounting to EUR 2.5 million resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional provisions may be required. The Company specifically analyzes accounts receivables and evaluates historical bad debt, customer concentrations, customer creditworthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the impairment of trade receivables. These estimations are continually reviewed. Recoveries related to changes in reserves did not occur in 2006.

If estimations relating to the percentage of uncollected accounts receivable were increased by 10%, the Company would recognize an additional provision of EUR 0.1 million.

Impairment of Long Lived Assets

Property, plant and equipment are initially stated at cost. Depreciation on property, plant and equipment is computed using the straight-line method over their estimated useful lives. The Company has determined useful lives of property, plant and equipment after consideration of historical results and anticipated results based on the Company's current plans. The estimated useful lives represent the period the asset remains in service assuming normal routine maintenance. The Company reviews the estimated useful lives assigned to property, plant and equipment when the business experience suggests that they do not properly reflect the consumption of the economic benefits embodied in the property, plant or equipment nor result in the appropriate matching of cost against revenue. Factors that lead to such a conclusion may include physical observation of asset usage, examination of realized gains and losses on asset disposals and consideration of market trends such as technological obsolescence or change in market demand.

When events or changes in circumstances indicate that the carrying amount may not be recoverable, property, plant and equipment are reviewed for impairment. When such assets' carrying value is greater than the recoverable amount, an impairment loss is recognized if the asset's carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and the value in use.

Provision for Product Warranties

                                    HEAD N.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company provides for the estimated cost of product warranties and product returns at the time revenue is recognized. The warranty provision amounting to EUR 2.1 million is established based on the Company's best estimates of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. Product return provisions are based on historical experiences. While the Company believes that its warranty and product return provisions are adequate and that the judgment applied is appropriate, such amounts estimated to be due and payable could differ materially from what will actually transpire in the future. The Company updates these estimated charges periodically. The actual product performance and/or field expense profiles may differ, and in those cases the Company adjusts its warranty reserves accordingly. Future warranty expenses may exceed the Company's estimates, which could lead to an increase in cost of sales. Significant differences from estimates did not occur in the past.

If revenues and claims were to increase by 10%, the Company would have to recognise an additional provision of EUR 0.2 million.

Inventory Obsolescence

The Company's chosen markets are competitive and subject to fluctuations in demand and technological obsolescence. The Company periodically reviews its inventory for obsolescence and declines in market value below cost. Estimated obsolescence or unmarketable inventory led to write-downs amounting to EUR 4.2 million of the Company's inventory to the estimated market value based upon assumptions about future demand and market conditions. If actual future demand or market conditions were less favourable than those projected by the Company, additional inventory write-downs may be required. No significant write downs were recognized in 2006.

Tax Loss Carry Forwards

The Company recognises deferred tax assets on tax loss carry forwards amounting to EUR 66.1 million for which it is probable that they will be realized. The Company has considered future taxable income and ongoing prudent and feasible tax planning strategies. In the event that the Company was to determine that itwould not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Changes in local income tax rates may also affect deferred tax assets.

If management's estimation with respect to the probability of tax losses carry forwards to be realized were to differ by 10% the Company would have to increase income tax expense by EUR 7.9 million.

Note 5 - Segment Information

Primary reporting format - geographical segments

The Company operates in the following main geographical areas, even though they are managed on a worldwide basis. The table below shows net revenues from external customers based upon where the sale originated by geographic region based on the location of the Company's subsidiaries (in thousands):


                                                                  For the Years Ended December 31,
                                                          --------------------------------------------
                                                              2006              2005             2004
                                                          --------------    -----------      ---------
Revenues from External Customers:
Austria                                                   EUR   160,897    EUR 162,156   EUR 163,124
Italy                                                            36,381         32,885        40,095
Other (Europe)                                                   54,064         53,645        56,855
Asia                                                             17,257         17,406        17,129
North America                                                    98,162         93,474        97,794
                                                              ----------     ----------     ---------
               Total Net Revenues                         EUR   366,762    EUR 359,566   EUR 374,996
                                                              ==========     ==========     =========


                                    HEAD N.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



The Segment results are as follows (in thousands)

                                                                 For the Years Ended December 31,
                                                              ---------------------------------------
                                                                2006           2005           2004
                                                              ----------     ----------     ---------
Operating Profit:                                                            Restated       Restated
Austria..........................................          EUR   23,931    EUR  17,540   EUR  20,017
Italy............................................                 3,406           (234)          288
Other (Europe)...................................                (3,140)         2,104          (175)
Asia.............................................                  (394)           970         1,185
North America ...................................                (2,371)        (1,689)       (5,053)
Unallocated......................................                (1,455)        (3,039)       (5,082)
                                                              ----------     ----------     ---------
               Operating Profit                            EUR   19,978    EUR  15,652   EUR  11,181
                                                              ==========     ==========     =========


The Segment results are as follows (in thousands)
                                                                    December 31,
                                                              -------------------------
                                                                2006           2005
                                                              ----------     ----------
Segment Assets:
Austria..........................................         EUR   122,938   EUR  118,071
Italy  ..........................................                34,943         33,247
Other (Europe)...................................                53,675         54,616
Asia   ..........................................                19,878         17,751
North America....................................                68,146         80,880
                                                              ----------     ----------
               Total segment assets..............         EUR   299,581   EUR  304,565
                                                              ==========     ==========


                                                                    December 31,
                                                              -------------------------
                                                                2006           2005
                                                              ----------     ----------
Segment assets.....................................       EUR   299,581   EUR  304,565
Cash and cash equivalents..........................              43,628         49,460
Available-for-sale marketable securities, current..              17,828         14,834
Deferred income tax assets.........................              59,552         61,507
Available-for-sale marketable securities, non-current             1,971          1,973
                                                              ----------     ----------
               Total assets........................       EUR   422,560   EUR  432,340
                                                              ==========     ==========


Assets are allocated in relation to their location. The locations of the assets differ from those of the Company's customers.

The segment liabilities are as follows (in thousands):

                                    HEAD N.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



                                                                    December 31,
                                                              -------------------------
                                                                2006           2005
                                                              ----------     ----------
                                                                             Restated
Segment Liabilities:
Austria..........................................          EUR   56,797   EUR   50,849
Italy............................................                23,578         23,158
Other (Europe)...................................                16,251         18,456
Asia.............................................                 2,170          2,613
North America....................................                10,937          8,785
                                                              ----------     ----------
               Total segment liabilities                   EUR  109,733   EUR  103,861
                                                              ==========     ==========


                                                                    December 31,
                                                              -------------------------
                                                                2006           2005
                                                              ----------     ----------
                                                                             Restated
Segment liabilities..............................          EUR  109,733  EUR   103,861
Borrowings, current..............................                22,010         29,856
Income tax liabilities...........................                 1,094            600
Borrowings, non-current..........................               133,835        131,565
                                                              ----------     ----------
               Total liabilities.................          EUR  266,672  EUR   265,881
                                                              ==========     ==========


The segement capital expenditures and amortization are as follows (in thousands):

                                                                 For the Years Ended December 31,
                                                              ---------------------------------------
                                                                2006           2005           2004
                                                              ----------     ----------     ---------
                                                                       Capital Expenditures
Austria.........................................           EUR    5.824    EUR   6.822   EUR   9.667
Italy...........................................                  1.998          2.605         2.999
Other (Europe)..................................                  1.816          3.263         4.683
Asia............................................                  3.636          1.434            53
North America...................................                  1.788          1.138         1.709
                                                              ----------     ----------     ---------
               Total Capital Expenditures.......           EUR   15.062    EUR  15.262   EUR  19.112
                                                              ==========     ==========     =========


                                                                 For the Years Ended December 31,
                                                              ---------------------------------------
                                                                2006           2005           2004
                                                              ----------     ----------     ---------
                                                                  Depreciation and Amortisation
Austria.........................................            EUR   6.206     EUR  7.778    EUR  7.773
Italy...........................................                  2.499          3.319         3.223
Other (Europe)..................................                  3.477          3.861         2.597
Asia............................................                     86             40            26
North America...................................                  1.977          1.978         2.055
                                                              ----------     ----------     ---------
               Total Capital Expenditures.......            EUR  14.245     EUR 16.977    EUR 15.674
                                                              ==========     ==========     =========


                                    HEAD N.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Secondary reporting format - business segments

The Company operates in one business segment, Sporting Goods. Revenues by product category consist of the following (in thousands):



                                                      For the Years Ended December 31,
                                                2006                2005               2004
                                            --------------      --------------     --------------
Revenues by Product Category:
Winter Sports........................       EUR   188,070        EUR  177,311       EUR  178,787
Racquet Sports.......................             132,683             132,935            136,106
Diving...............................              48,623              48,937             61,348
Licensing............................               8,078               9,309              8,455
Sales Deductions.....................             (10,692)             (8,926)            (9,700)
                                            --------------      --------------     --------------
      Total Net Revenues.............       EUR   366,762        EUR  359,566       EUR  374,996
                                            ==============      ==============     ==============


Note 6 - Property, Plant and Equipment

Property, plant and equipment consist of the following (in thousands):



                                                                                     Fixtures                            Total
                                                                       Machinery     furnitures                        property,
                                                                        & plant      & office      Construction in      plant &
                                             Land       Buildings      equipment     equipment         progress        equipment
As of January 1, 2004
     Cost...........................      EUR 3,592    EUR 23,872    EUR  93,610     EUR 41,015      EUR      --      EUR  162,089
     Accumulated depreciation.......             --        (6,260)       (63,548)       (31,557)              --          (101,365)
                                         -----------    ----------    -----------    -----------    -------------    --------------
     Net book value.................      EUR 3,592    EUR 17,612    EUR  30,062     EUR  9,458      EUR      --      EUR   60,724
                                         ===========    ==========    ===========    ===========    =============    ==============

Year ended December 31,2004
     Opening net book value.........      EUR 3,592    EUR 17,612    EUR  30,062     EUR  9,458      EUR      --      EUR   60,724
     Additions......................             --         1,651         14,743          2,717               --            19,112
     Disposals......................           (277)         (218)        (1,396)          (287)              --            (2,178)
     Transfers......................            163           (55)           764           (171)              --               701
     Exchange difference............           (119)          321           (383)          (150)              --              (332)
     Depreciation and
     impairment.....................             --          (728)       (10,654)        (4,194)              --           (15,576)
                                         -----------    ----------    -----------    -----------    -------------    --------------
     Closing net book value.........      EUR 3,359    EUR 18,583    EUR  33,136     EUR  7,374      EUR      --      EUR   62,451
                                         ===========    ==========    ===========    ===========    =============    ==============


                                    HEAD N.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



                                                                                     Fixtures                            Total
                                                                       Machinery    furnitures                         property,
                                                                        & plant      & office       Construction in     plant &
                                             Land       Buildings      equipment     equipment         progress        equipment
As of December 31, 2004
     Cost..........................       EUR 3,359    EUR 24,243    EUR  97,369     EUR 38,888      EUR      --      EUR  163,859
     Accumulated depreciation......              --        (5,660)       (64,233)       (31,514)              --          (101,407)
                                         -----------    ----------    -----------    -----------    -------------    --------------
     Net book value................       EUR 3,359    EUR 18,583    EUR  33,136     EUR  7,374      EUR      --      EUR   62,451
                                         ===========    ==========    ===========    ===========    =============    ==============

Year ended December 31, 2005
     Opening net book value........       EUR 3,359    EUR 18,583    EUR  33,136     EUR  7,374      EUR      --      EUR   62,451
     Additions.....................              --         1,942          9,282          2,606              770            14,600
     Disposals.....................            (195)       (1,642)          (147)           (40)              --            (2,024)
     Transfers.....................              --         1,757        (1,689)          1,717                -             1,785
     Exchange difference...........             143           341          1,107            175               --             1,766
     Depreciation and
     impairment....................              --        (1,550)       (11,312)        (4,101)              --           (16,962)
                                         -----------    ----------    -----------    -----------    -------------    --------------
     Closing net book value........       EUR 3,307    EUR 19,430    EUR  30,377     EUR  7,732      EUR     770      EUR   61,617
                                         ===========    ==========    ===========    ===========    =============    ==============

As of December 31, 2005
     Cost..........................       EUR 3,307    EUR 26,905    EUR 100,461     EUR 39,830      EUR     770      EUR  171,273
     Accumulated depreciation and
     impairment....................              --        (7,475)       (70,085)       (32,098)              --          (109,657)
                                         -----------    ----------    -----------    -----------    -------------    --------------
     Net book value................       EUR 3,307    EUR 19,430    EUR  30,377     EUR  7,732      EUR     770      EUR   61,617
                                         ===========    ==========    ===========    ===========    =============    ==============

Year ended December 31, 2006
     Opening net book value........       EUR 3,307    EUR 19,430    EUR  30,377     EUR  7,732      EUR     770      EUR   61,617
     Additions.....................              --         2,289          9,381          3,348               --            15,018
     Disposals.....................              --            (2)          (667)           457               --              (212)
     Transfers.....................             (41)       (1,117)         3,566         (1,450)            (770)              188
     Exchange difference...........            (165)           56           (552)          (105)              --              (766)
     Depreciation..................              --        (1,075)        (9,876)        (3,072)              --           (14,023)
                                         -----------    ----------    -----------    -----------    -------------    --------------
     Closing net book value........       EUR 3,102    EUR 19,581    EUR  32,229     EUR  6,910      EUR      --      EUR   61,821
                                         ===========    ==========    ===========    ===========    =============    ==============

As of December 31, 2006
     Cost..........................       EUR 3,102    EUR 29,952    EUR 106,681     EUR 39,578      EUR      --     EUR  179,313
     Accumulated depreciation and
     impairment....................              --       (10,371)       (74,453)       (32,669)              --          (117,492)
                                         -----------    ----------    -----------    -----------    -------------    --------------
     Net book value................       EUR 3,102    EUR 19,581    EUR  32,229     EUR  6,910      EUR      --     EUR   61,821
                                         ===========    ==========    ===========    ===========    =============    ==============

In 2005 and 2004, the Company recognized an impairment of EUR 1.4 million (see Note 15).and EUR 0.6 million


The Company's total proceeds on the sale of property and equipment were EUR 0.1 million, EUR 8.8 million and EUR 6.7 million resulting in a gain of EUR 0.1 million, EUR 6.0 million and EUR 4.5 million for the years ended December 31, 2006, 2005 and 2004 respectively. As of December 31, 2005 and 2004, EUR 5.9 million and EUR 4.7 million of these gains pertain to a sale of land and building and are reflected as gain on sale of property on the consolidated statements of operations as these gains represent gains on the sale of operating activities. All other gains (losses) are included in other operating income (expense), net in the accompanying consolidated income statements.

                                    HEAD N.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Depreciation expense of EUR 12.0 million has been charged in cost of goods sold (2005: EUR 14.8 million, 2004: EUR 12.9 million), EUR 0.5 million in selling and marketing expense (2005: EUR 0.6 million, 2004: EUR 0.7 million) and EUR 1.5 million in general and administrative expense (2005: EUR 1.6 million, 2004: EUR 2.0 million).

Land and building with a carrying value of EUR 2.1 million and EUR 2.5 million as of December 31, 2006 and 2005 respectively are used to secure a loan (see Note 16).

Note 7 - Goodwill and Intangible Assets


                                                       Goodwill          Trademarks           Other

As of January 1, 2004
     Gross............................                 EUR 3,196       EUR 11,756       EUR   560
     Accumulated amortization.........                        --               --            (167)
                                                      -----------      -----------      ----------
     Net book value...................                 EUR 3,196       EUR 11,756       EUR   393
                                                      ===========      ===========      ==========

Year ended December 31, 2004
     Opening net book value...........                 EUR 3,196       EUR 11,756       EUR   393
     Exchange difference..............                       (75)            (855)             --
     Amortisation.....................                        --               --             (98)
                                                      -----------      -----------      ----------
     Closing net book value...........                 EUR 3,121       EUR 10,901       EUR   294
                                                      ===========      ===========      ==========

As of December 31, 2004
     Gross............................                 EUR 3,121       EUR 10,901       EUR   529
     Accumulated amortization.........                        --               --            (235)
                                                      -----------      -----------      ----------
     Net book value...................                 EUR 3,121       EUR 10,901       EUR   294
                                                      ===========      ===========      ==========

Year ended December 31, 2005
     Opening net book value...........                 EUR 3,121       EUR 10,901       EUR   294
     Additions........................                        --               --             662
     Transfers........................                        --               --             (86)
     Exchange difference..............                        40            1,685              --
     Amortisation.....................                        --               --             (14)
                                                      -----------      -----------      ----------
     Closing net book value...........                 EUR 3,161       EUR 12,586       EUR   856
                                                      ===========      ===========      ==========

As of December 31, 2005
     Gross............................                 EUR 3,161       EUR 12,586       EUR 1,192
     Accumulated amortization.........                        --               --            (336)
                                                      -----------      -----------      ----------
     Net book value...................                 EUR 3,161       EUR 12,586       EUR   856
                                                      ===========      ===========      ==========

Year ended December 31, 2006
     Opening net book value...........                 EUR 3,161       EUR 12,586       EUR   856
     Additions........................                        --               --              44
     Transfers........................                        --               --            (198)
     Exchange difference..............                       (19)           1,294)            (35)
     Amortisation and impairment......                        --             (184)            (37)
                                                      -----------      ----------      -----------
     Closing net book value...........                 EUR 3,142       EUR 11,109       EUR   630
                                                      ===========      ==========      ===========

As of December 31, 2006
     Gross............................                 EUR 3,142       EUR 11,293       EUR   652
     Accumulated amortization and
     impairment.......................                        --             (184)            (22)
                                                      -----------      ----------      -----------
     Net book value...................                 EUR 3,142       EUR 11,109       EUR   630
                                                      ===========      ==========      ===========

                                    HEAD N.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company has determined an indefinite useful life for trademarks as the economic benefit is not limited to a certain period of time.

As of December 31, 2006, the Company has recognized an impairment loss against trademark of EUR 0.2 million in general and administrative expense, as a result of the annual impairment test.

Impairment test for trademarks and goodwill

The Company completed the annual impairment test, in the fourth quarter of 2006 and 2005. Trademarks and goodwill are allocated to the Company's cash-generating units ("CGUs") identified according to country of operation and product category.

A segment-level summary of the trademark and goodwill allocation is presented below (in thousands):

                                         December 31,
               -----------------------------------------------------------------
                           2006                               2005
               ------------------------------     ------------------------------
                 Racquet                            Racquet
                  Sports           Diving            Sports           Diving
               -------------     ------------     -------------     ------------
Trademark.....   EUR 11,109        EUR    --        EUR 12,401        EUR   185
Goodwill......        1,459            1,683             1,429            1,732

In the impairment test on the trademarks and goodwill, the difference was calculated between the carrying value of the CGU which benefits from the business combination in which trademarks and goodwill arose and its recoverable amount. The recoverable amount of a CGU is determined based on value-in-use calculation. These calculations use pre-tax cash flow projections based on financial budgets approved by management covering a three-year period. Cash flows beyond the three-year period are extrapolated based on the result of the third year budgeted.

Management determined budgeted gross margin based on past performance and expected market development. The discount rate used (7.9%) is pretax and reflects specific risks relating to the Company's business.

Note 8 - Inventories

Inventories consist of the following (in thousands):

                                                         December 31,
                                               ---------------------------------
                                                   2006               2005
                                               --------------    --------------

Raw materials and supplies............         EUR    15,483     EUR     15,648
Work in process.......................                 7,783              8,557
Finished goods........................                55,176             57,477
Provisions............................               (13,447)           (13,132)
                                               --------------     --------------
Total inventories, net................         EUR    64,996      EUR    68,551
                                               ==============     ==============

The Company recognized a provision of EUR 4.2 million, EUR 5.7 million and EUR 4.6 million for impairment of inventories during the year ended December 31, 2006, 2005 and 2004, respectively. The Company released a provision for impaired inventories of EUR 1.0 million, EUR 2.6 million and EUR 2.1 million for the year ended December 31, 2006, 2005 and 2004, respectively.

                                    HEAD N.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Note 9 - Trade and Other Receivables
Accounts receivable consist of the following (in thousands):

                                                       December 31,
                                             ----------------------------------
                                                 2006                2005
                                             --------------      --------------

Trade debtors.........................       EUR   157,234       EUR   154,303
Other receivables.....................               6,551               7,370
Allowance for doubtful accounts.......             (12,162)            (13,148)
                                             --------------      --------------
      Total accounts receivable, net..       EUR   151,623       EUR   148,525
      Less: long-term portion.........              (2,082)             (1,854)
                                             --------------      --------------
      Short-term portion..............       EUR   149,541       EUR   146,670
                                             ==============      ==============

The Company recognized a provision of EUR 2.5 million, EUR 4.0 million and EUR 4.1 million for impairment of trade receivables during the year ended December 31, 2006, 2005 and 2004, respectively. The Company released a provision for impaired receivables of EUR 1.0 million, EUR 1.3 million and EUR 1.8 million for the year ended December 31, 2006, 2005 and 2004, respectively.

As of December 31, 2006 and 2005, the fair value of long-term trade receivables was EUR 2.2 million and EUR 2.0 million, respectively. The average interest rate used was 4.6% and 5.4% for the year ended December 31, 2006 and 2005, respectively. The amount of short-term accounts receivable recognized in the consolidated balance sheet approximates the fair value.

There is no concentration of credit risk with respect to trade receivables, as the Company has a large number of customers, internationally dispersed.

Note 10 - Available-for-Sale Financial Assets

Available-for-sale financial assets consist of the following (in thousands):

                                                        December 31,
                                               -----------------------------
                                                  2006               2005
                                               -----------        ----------
Available-for-Sale
------------------
Debt security funds........................   EUR  1,314         EUR   1,294
Cash bonds.................................       17,828              14,718
Other securities...........................          657                 795
                                               -----------        ----------
      Total Marketable securities
      available-for-sale...................   EUR 19,799         EUR  16,807

      Less: Short-term portion.............      (17,828)            (14,834)
                                               -----------        ----------
      Total Long-term marketable securities   EUR  1,971         EUR   1,973
                                               ===========        ==========

The following table is a summary of the Company's investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a unrealized loss position, at December 31, 2006 (in thousands):

                                    HEAD N.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


                                        Less Than 12 Months              12 Months or More                    Total
                                     ---------------------------     --------------------------     --------------------------
                                       Fair         Unrealized        Fair          Unrealized       Fair          Unrealized
                                      Value           Losses          Value          Losses          Value          Losses
                                     ---------     -------------     ---------     ------------     ---------     ------------
Other securities...............      EUR  --       EUR      --       EUR  631      EUR   (23)        EUR 631      EUR   (23)
                                     ---------     -------------     ---------     ------------     ---------     ------------
          Total temporarily....
          impaired securities..      EUR  --       EUR      --       EUR  631      EUR   (23)        EUR 631      EUR   (23)
                                     =========     =============     =========     ============     =========     ============

Available-for-sale financial assets developed as follows during the years ended December 31, 2006 and 2005 (in thousands):

                                                  Available-for-sale
                                                ---------------------
                                                                     Non-
                                                 Current           Current
                                                ---------         -------
Balance as of January 1, 2004..........      EUR     256      EUR  2,238
Additions..............................           10,323              --
Disposals..............................               --            (123)
Change in fair value...................              108              51
                                                ---------         -------
Balance as of December 31, 2004........      EUR  10,686      EUR 2,166
Additions..............................            4,112               1
Disposals..............................             (128)           (316)
Change in fair value...................              156             123
Translation adjustment.................                7              --
                                                ---------         -------
Balance as of December 31, 2005........      EUR  14,834      EUR  1,973
Additions..............................            5,017              --
Disposals..............................           (2,154)             --
Change in fair value...................              133              (2)
Translation adjustment.................               (1)             --
                                                ---------         -------
Balance as of December 31, 2006........      EUR  17,828      EUR  1,971
                                                =========         =======

In 2006, the Company recorded a EUR 0.1 million realized gain on available-for-sale financial assets to income.

Note 11 - Derivative Financial Instruments

The Company uses derivative instruments, specifically foreign exchange forward and option contracts, to hedge the foreign exchange risk related to its forecasted and firmly committed foreign currency denominated cash flows.

The Company recorded the change in fair market value of derivatives related to cash flow hedges to fair value reserve of EUR 0.3 million, EUR 0.5 million and EUR 0.3 million (net of tax) for the year ended December 31, 2006, 2005 and 2004 respectively, all of which is expected to be reclassified to earnings during the next twelve months. The time value component excluded from effectiveness testing was not material for the periods presented.

For the year ended December 31, 2006, 2005 and 2004, the Company reclassified a gain from fair value and other reserves/CTA to earnings of EUR 0.3 million, EUR 0.1 million and EUR 0.4 million (net of tax) respectively.

The following table provides information regarding the Company's foreign exchange forward and option contracts as of December 31, 2006 and 2005. The fair value of the foreign currency contracts represent the amount the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable

                                    HEAD N.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturity.

                                                   December 31, 2006
                                       ----------------------------------------
                                         Contract       Carrying          Fair
                                          amount          value          value
                                       ----------   --------------    ---------
                                                     (in thousands)
Foreign exchange forward contracts..   EUR 11,047      EUR     1      EUR   1
Foreign exchange option contracts...   EUR  1,604      EUR     6      EUR   6

                                                   December 31, 2006
                                       ----------------------------------------
                                         Contract         Carrying        Fair
                                          amount           value          value
                                         --------     --------------     ------
                                                       (in thousands)
Foreign exchange forward contracts..   EUR 17,890      EUR  (161)     EUR (161)
Foreign exchange option contracts...   EUR  1,872      EUR    13      EUR   13

The counterparties to the foreign currency contracts are major international banks. Such contracts are generally for one year or less. Foreign exchange contracts are recorded in trade and other receivables or trade and other payables according to their fair value.

Note 12 -Equity

The Company is a Naamloze Vennootschap ("N.V."), a Dutch public Company with limited liability. The registered capital of a N.V. is in the form of shares which represent negotiable securities. The minimum registered and authorized capital requirement is EUR 225,000 and the minimum paid in capital requirement for a N.V. is EUR 45,000.

Other reserves include additional paid-in capital and share-based compensation expense for the stock option plan 1998, reduced by a capital repayment.

As at December 31, 2006, 2005 and 2004, 39,820,677 shares with a nominal value of EUR 0.20 were issued and fully paid.


                                                                           December 31,
                                                      -------------------------------------------------------
                                                           2006               2005                2004
                                                      ---------------    ----------------    ----------------
                                                                          (in thousands)
Shares issued.....................................            39,821              39,821              39,821
      Less: Treasury shares owned by the Company..            (2,184)             (2,421)             (2,421)
      Less: Shares held by the Stichting..........            (1,417)             (1,180)             (1,180)
                                                      ---------------    ----------------    ----------------
Shares outstanding................................            36,220              36,220              36,220
                                                      ===============    ================    ================


Dividends

In 2006 and 2005, the Company did not pay a dividend.

Capital Repayment

At the last Annual General Meeting of the shareholders held on May 24, 2006, the Company's shareholders approved the resolution to amend the Articles of Association to firstly increase the nominal value of the shares from EUR 0.20 to EUR 0.45 out of other reserves and to subsequently reduce the nominal value of the shares from EUR 0.45 to EUR 0.20.

As a consequence of the adoption of the resolution, the Company made a capital repayment of EUR 0.25 per share to its shareholders in September 2006.

                                    HEAD N.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Stichting

The Stichting Head Option Plan (the "Stichting") is a Dutch foundation, the Board of which is Head Sports Holdings N.V., an entity that is ultimately controlled by Johan Eliasch and his family members. The Stichting holds, votes, and receives dividends on certain of the Company's ordinary shares. In conjunction with the Company's option plans (see Note 23), the Stichting also issues depository receipts to option holders, upon exercise of the option. Holders of depositary receipts are entitled to dividends paid on the Company's shares and to proceeds on the sales of their shares upon request to the Stichting. However, such holders have no voting rights.

On May 25, 2001, Head N.V. transferred 2,041,300 shares, with an original cost of EUR 11.9 million, to the Stichting. The Stichting will use these shares to fulfil the Company's obligations under the Head Tyrolia Mares Group Executive Stock Option Plan 1998 ("Plan 1998") (see Note 23).

As of January 1, 2004, in accordance with SIC 12 "Consolidation - Special Purpose Entity" the Company consolidated the Stichting, as the Company was considered the main beneficiary of the Stichting. As a result of consolidating the Stichting shares held by the Stichting are presented as treasury shares in the consolidated balance sheets.

Treasury Shares

Pursuant to resolutions which were approved on May 24, 2006 the Board of Management is authorized to buy back a maximum of 30% of the Company's issued share capital during a period of 18 months, although the Company will not hold more than 10% of its issued shares at any time.

In August 2006, the Company transferred 237,094 shares with an original cost of EUR 0.5 million, to the Stichting.

As of December 31, 2006 and 2005, the Company owned 3,600,775 shares of treasury shares, of which 1,416,634 was held by the Stichting at December 31, 2006 and 1,179,540 at December 31, 2005.

Minority Interest

As a consequence of the retirement of the director of HTM Sports Japan K.K. in 2005, his minority interest of 0.4% of HTM Sports Japan K.K was transferred to the Company.

                                    HEAD N.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Note 13 - Trade and Other Payable

Accounts payable consist of the following (in thousands):

                                                        December 31,
                                               ---------------------------------
                                                   2006               2005
                                               --------------     --------------

Accounts payables, Trade............           EUR    18,963       EUR   13,908
Allowances..........................                   5,548              5,401
Commissions.........................                   3,062              3,067
Personnel expenses..................                  10,469             10,586
Deferred Income.....................                   3,139              1,744
Interest............................                   4,925              4,870
Legal, Audit, Consulting............                   2,334              3,361
Fiscal Authorities..................                   2,562              2,934
Advertising.........................                   6,733              4,866
Social Institution..................                   1,710              1,336
Freight & duties....................                   1,217                989
Other...............................                   6,483              8,918
                                               --------------     --------------
Total...............................            EUR   67,144        EUR  61,980
                                               ==============     ==============

The amount of trade and other payables recognized in the consolidated balance sheet approximates the fair value.

Note 14 - Borrowings, current

Borrowings consist of the following (in thousands):


                                                         December 31,
                                               ---------------------------------
                                                   2006               2005
                                               -------------      --------------

Lines of credit........................        EUR   19,467       EUR    27,748
Current maturities of long term debts..               2,554               2,108
                                               -------------      --------------
      Total borrowings.................        EUR   22,010       EUR    29,856
                                               =============      ==============

In the second quarter of 2001, the Company's subsidiaries entered into a new financing agreement providing multiple revolving credit lines with the "Osterreichische Kontrollbank" ("OEKB") which were renegotiated in 2003, in the total amount of EUR 15.0 million secured by all Austrian trade receivables. As of December 31, 2006, the fair value of trade receivables that serve as collateral for the Company's revolving credit lines was EUR 60.7 million
(2005: EUR 61.6 million). In addition, the Company used lines of credit with several banks in Japan and USA of EUR 4.5 million and had EUR 2.9 million unused credit lines. In 2005, the Company used lines of credit with several banks in Canada and Japan of EUR 12.7 million and had EUR 0.8 million in unused lines of credit. The weighted average interest rate on outstanding short-term borrowings was 3.3% and 2.9% as of December 31, 2006 and 2005 respectively.

The amount of current borrowings recognized in the consolidated balance sheet approximates the fair value.

                                    HEAD N.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Note 15 - Provisions


Provisions consist of the following (in thousands):

                                                 December 31,
                                           -------------------------
                                               2006           2005
                                           ----------     ----------

Warranty.......................          EUR   3,910     EUR  3,523
Product Liability..............                1,656            984
Litigation.....................                3,532          3,300
Restructuring..................                  103          1,364
Other..........................                2,550          2,758
                                           ----------      --------
Total..........................          EUR  11,750     EUR 11,929
                                           ==========      ========

                                                              Product
                                                Warranty     Liability    Litigation    Restructuring   Other        Total
                                                ---------    ---------     ----------   -------------  --------    ---------
Net book value as of December 31, 2005....    EUR   3,523    EUR   984     EUR  3,300    EUR 1,364   EUR 2,758     EUR 11,929
Current year provision
         booked to expense................          2,122          799          1,456           --       1,236          5,614
Amount paid...............................         (1,712)         (26)          (213)      (1,261)       (323)        (3,535)
Reversal booked to income or
         expense..........................            (24)        (100)          (990)          --        (994)        (2,108)
Exchange difference.......................             --           --            (22)          --        (128)          (150)
                                                ---------     --------     ----------     --------    ---------     ---------
Net book value as of December 31, 2006....    EUR   3,910    EUR 1,656     EUR  3,532    EUR   103   EUR 2,550     EUR 11,750
                                                =========     ========     ==========     ========    =========     =========

Warranty
The Company sells certain of its products to customers with a product warranty that provides free of cost repairs at or the issuance of credit notes to the customer. The length of the warranty term varies from one to two years and depends on the product being sold. The Company accrues its estimated exposure to warranty claims based upon historical warranty claim costs as a percentage of sales multiplied by prior sales still under warranty at the end of any period.

Product Liability
Some of the Company's products are used in relatively high-risk recreational settings, and from time to time the Company is named as a defendant in lawsuits asserting product liability claims relating to our sporting goods products. The Company maintains product liability based on past experiences and taking into account the coverage of our product liability insurance. Management regularly reviews any cases and adjusts its estimations.

Litigation
From time to time the Company and its subsidiaries are involved in legal proceedings, claims and litigation arising in the ordinary course of business. There is no legal or constructive obligation until the outcome of current legal proceedings, claims and litigation is known. However, management believes that the resolution of these matters will not materially affect the Company's financial position.

The Company accrued EUR 3.5 million and EUR 3.3 million for suits with several parties including competitors, customers for past receipts, former employees, suppliers and licensees at December 31, 2006 and 2005 respectively.

Restructuring

                                    HEAD N.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Throughout 2006, 2005 and 2004 the Company performed various restructuring programs. These programs consisted of the following:

Kennelbach and Budweis facility closure
In April 2005, the Company decided to outsource its tennis racquet production from its European sites in Kennelbach, Austria and Ceske Budejovice, Czech Republic to China. As of December 31, 2005, the Company recognized EUR 3.2 million relating to this program mainly consisting of an impairment of EUR 1.4 million pertaining to machinery and equipment, additional cost due to production inefficiency of EUR 0.9 million (mainly personnel cost) and EUR 0.8 million employee severance costs for 250 workers. The fair value of the impaired assets was determined using the discounted cash flow method for cash flows expected to be generated in the future. The Company largely completed the program during 2005.

Reorganization of ski binding production
In July 2005, the Company started to restructure the ski binding production and recognized EUR 0.6 million employee severance costs for 44 workers. This restructuring process was largely finalized at the end of 2005.

Italy reorganization
In November 2005, the Company decided to move the remaining ski boots production from the Maser plant, Italy to the plant in Litovel, Czech Republic. In December 2005, the Company recognized EUR 0.3 million of severance costs which were paid in 2006. The program was largely completed in 2006.

In November 2005, the Company approved a restructuring program to reduce production capacity as a consequence of sales reductions and the transfer of production to Eastern Europe and Far East starting in January 2006. 60 people were included in the restructuring program (Cassa Integrazione Straordinaria) agreed with unions and local institutions. During a period of 12 months the employees could voluntarily adhere to a dismissal plan (voluntary Mobilita) benefiting from incentives from the Company and Government. Those employees who have not agreed will be involuntarily terminated as part of a dismissal plan (obligatory Mobilita) in 2007. In 2005, the total costs for the restructuring program were EUR 1.0 million and represented personnel costs. As of December 31, 2005 those costs have been fully accrued and EUR 0.9 million have been paid in 2006. This restructuring process will be finalized in 2007.

Ireland facility closure
To improve utilization of the Company's production capabilities, in 2003 the Company announced the closing of its tennis ball production facility in Mullingar, Ireland and the transfer of these operations to its existing, under-utilized plant in Phoenix, Arizona. In March 2004, the Company closed its tennis ball production facility in Mullingar, Ireland and used EUR 1.3 million relating to this program mainly consisting of cost for decommissioning and clearance of the plant and released the remaining accrual of EUR 0.4 million.

Estonia facility closure
Starting in 2003, the Company has transferred all of its manufacturing operations in Tallinn, Estonia, which manufactured ski boots and certain diving products, to its plant in Litovel, Czech Republic and expensed EUR 0.5 million as of December 31, 2004.

Note 16 - Borrowings, non-current

Long-term debt consists of the following (in thousands):

                                    HEAD N.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


                                                       December 31,
                                             ----------------------------------
                                                 2006                2005
                                             --------------      --------------

Senior notes......................           EUR   111,353       EUR   111,111
Other long-term debt..............                  25,026              22,562
                                             --------------      --------------
      Total long term debt........           EUR   136,379       EUR   133,673
      Less current portion........                  (2,544)             (2,108)
                                             --------------      --------------
      Long term portion...........           EUR   133,835       EUR   131,565
                                             ==============      ==============

The carrying value of the Company's non-current borrowings approximates fair value based on current rates offered and quoted market price of debt with similar terms.

Senior Notes

In January 2004, one of the Company's subsidiaries issued EUR 135.0 million of 8.5% unsecured senior notes due 2014, guaranteed by the Company and certain of its subsidiaries. The notes are listed on the Luxembourg Stock Exchange. With the proceeds from the sale, all of the Company's outstanding 10.75% senior notes due 2006 were redeemed. The total redemption payment was EUR 70.1 million of which EUR 3.5 million represents the redemption premium. In addition, the Company used a portion of the remaining proceeds to repay EUR 25.8 million of other outstanding debt.

In June 2004, the Company repurchased the equivalent of EUR 5.5 million of its 8.5% senior notes for EUR 5.0 million and realized a gain of EUR 0.3 million. As a result of this transaction, the Company wrote-off EUR 0.1 million of debt issue costs. In 2005, the Company repurchased the equivalent of EUR 15.7 million of its 8.5% senior notes for EUR 14.3 million and realized a gain of EUR 0.9 million. As a result of this transaction, the Company wrote-off EUR 0.1 million of debt issue costs.

At December 31, 2006 and 2005, the Company had EUR 111.4 million and EUR 111.1 million, respectively of senior notes outstanding.

Sale-Leaseback Transaction

One of the Company's subsidiaries entered into an agreement on June 28, 2002, whereby it sold land and building to an unrelated bank and leased it back over a 15 year term. The proceeds of this sale were EUR 10.6 million. The Company has the obligation to purchase the property back after 15 years for EUR 8.2 million. The Company may also repurchase the property at its option from the first until the tenth year of the arrangement for the present value of the future lease payments and the remaining residual value.

The Company is also required to pay the bank a monthly deposit of EUR 0.01 million, which will be repaid to the Company, plus interest of 6.7%, at the time of repurchase.

Because of the Company's continuing involvement, this transaction has been accounted for as a financing such that the Company has recorded EUR 10.6 million of cash and long-term borrowings at the inception date of this agreement. At December 31, 2006 and 2005, the remaining obligation under the financing agreement is EUR 10.1 and EUR 10.2 million respectively.

                                    HEAD N.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


The Company's future minimum lease payments as of December 31, 2006, are as follows:

2007......................................          EUR    803
2008......................................                 803
2009......................................                 803
2010......................................                 803
2011......................................                 803
Thereafter                                              12,578
                                                    -----------
Total minimum payments                                  16,594
Amount representing interest                            (6,470)
                                                    -----------
Obligation under financing activity                     10,124
Obligations due within one year                           (133)
                                                    -----------
Long-term obligations under financing
activities                                          EUR  9,990
                                                    ===========

As of December 31, 2006, the net book value of land and building under the sale-leaseback arrangement consists of the following (in thousands):

                                           Land        Building
---------------------------------------------------------------
Cost.............................   EUR   1,020     EUR   8,386
Less: Accumulated depreciation...            --          (7,231)
                                       --------        --------
Net book value...................   EUR   1,020     EUR   1,156
                                       ========        ========

Mortgage Agreement

In 2002, one of the Company's subsidiaries entered into a mortgage agreement secured by the Penn Phoenix property with an unrelated financial institution of EUR 4.9 million ($4.8 million) over a 15 year term at an interest rate of 7.33%. At December 31, 2006 and 2005, the outstanding balance of the mortgage is EUR 3.0 million ($3.9 million) and EUR 3.5 million ($4.1 million) respectively and the carrying value of the property was EUR 2.1 million and EUR 2.5 million as of December 31, 2006 and 2005 respectively.

Other long-term debt

In August 2006, the Company renegotiated the terms of its outstanding credit lines of Japanese Yen ("JPY") 1,382.9 million (EUR 8.8 million) with a Japanese bank and agreed a semi-annual prepayment of JPY 24.5 million (EUR 0.2 million) for five years. As a consequence the Company reclassified EUR 4.5 million from bank overdraft to long-term debt and EUR 0.2 million to current maturities of long-term debt. Other long-term debt comprises secured loans in Italy and the Czech Republic outstanding with several banks.

The weighted average interest rate on other long-term debt was 3.1% and 2.4% as of December 31, 2006 and 2005, respectively. Borrowings mature at various dates through 2011. At December 31, 2006 and 2005, the remaining outstanding long-term debt is EUR 11.9 million and EUR 8.8 million respectively.

                                    HEAD N.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Maturities of long-term debt

Aggregate maturities of long-term debt are as follows (in thousands):

                                           December
                                              31,
                                             2006
                                         ----------

2007.............................     EUR    2,544
2008.............................            2,496
2009.............................            2,314
2010.............................            1,189
2011.............................              965
Thereafter.......................          126,871
                                         ----------
                                      EUR  136,379
                                         ==========

Note 17 - Other Long-Term Liabilities


                                                        December 31,
                                                  ---------------------------
                                                     2006            2005
                                                  -----------      ----------
                                                                   Restated
Deferred income, non-current..............     EUR     6,156     EUR   7,729
Liability against venture partner.........             2,171             295
Liability on share-based payments.........             6,677           5,358
Other                                                     91             121
                                                  -----------      ----------
     Total other long-term liabilities....     EUR    15,094     EUR  13,503
                                                  ===========      ==========

In July 2005, the Company signed an agreement for the establishment of a company in the British Virgin Islands. The business venture was established to found a Chinese company which will manufacture tennis balls for exclusive sale to the Company. The Company and its venture partner have a 70% and 30% interest in the newly formed company. In accordance with IAS 27 in connection with SIC 12 this venture qualifies as a special purpose entity due to the fact that the Chinese company was formed to manufacture tennis balls solely on behalf of the Company. As a result the Company consolidated this entity. In accordance with IAS 32, the Company recorded other long-term liabilities of EUR 2.2 million and EUR 0.3 million, as of December 31, 2006 and 2005, respectively, for the contribution of its partner.

The Company's partner in this venture has the right to receive a guaranteed yearly dividend on its investment balance starting in the month after the operation has started. Operations started in January 2007.

Other long-term liabilities also include the long-term portion of deferred income from a long-term licensing agreement. In July 2005, the Company agreed to extend an existing long-term licensing agreement started on April 1, 2005 for a further 10 years until 2019 and has received a prepayment in the amount of EUR 4.9 million for the extended period. Additionally, the payment terms of the original agreement have been amended and it was agreed that the prepayment of EUR 4.1 million received in November 2004 represents a one time fee with no future royalty payments. The prepayments were recorded as deferred income in the consolidated balance sheet and are recognized over the contract period. At December 31, 2006 and 2005, the deferred income balance associated with this licensing agreement was EUR 7.2 million and EUR 8.5 million, respectively.
As of December 31, 2006 and 2005, the Company recognised the short-term portion of EUR 0.9 million and 0.8 million, respectively in trade and other payables.

The Company records liabilities on share-based payments in relation to its stock option plans (see Note 23).

                                    HEAD N.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Note 18 - Retirement benefit obligations

The Company funds pension and other postretirement benefit plans paid to employees at some Austrian, other European and Japanese locations. The indemnities are based upon years of service and compensation levels and are generally payable upon retirement or dismissal in some circumstances, after a predetermined number of years of service. For the years ended December 31, 2006 and 2005, the only pension plans that includes plan assets is the Japanese pension plan. All other plans do not include plan assets. The Company maintains sufficient assets to meet the minimum funding requirements set forth by the regulations in each country. The discount rate is based on the expected return of long-term securities in the secondary market.

Pension benefits and other postretirement benefit plans have developed as follows (in thousands):


                                                               December 31,
                                           -------------------------------------------------------
                                                2006                2005                2004
                                           ---------------     ---------------     ---------------

Beginning of the year...........            EUR    16,449       EUR    15,822       EUR    15,568
Charge to income................                    2,199               2,959               2,753
Payments........................                   (2,946)             (2,276)             (2,482)
Reclassifications...............                       37                  --                   3
Exchange differencies...........                        5                 (56)                (20)
                                           ---------------     ---------------     ---------------
End of the year.................            EUR    15,744       EUR    16,449       EUR    15,822
                                           ===============     ===============     ===============


The table below shows the obligations and funded status (in thousands):

                                                                  Pension Benefits                        Other Benefits
                                                           ----------------------------------     ---------------------------------
                                                             2006           2005       2004        2006        2005         2004
                                                           ---------      ---------   -------     --------    --------    ---------
Change in benefit obligation
Benefit obligation at beginning of year.........         EUR  4,887     EUR  4,570 EUR 8,228  EUR  14,521 EUR  14,396  EUR  13,640
Service cost....................................                296            297       320        1,230       1,369        1,880
Interest cost...................................                210            204       195          536         547          553
Plan amendments.................................                 --              5        --           (5)          4           --
Actuarial loss (gain)...........................               (294)            56       (17)         215         777          432
Settlement......................................                 --             --        --           --        (564)          --
Benefit payments................................               (180)          (249)   (4,128)      (2,727)     (2,025)      (2,046)
Translation adjustment..........................                (89)             4       (28)         (11)         16          (63)
                                                           ---------      ---------  --------    ---------   ---------    ---------
Benefit obligation at end of year...............              4,830          4,887     4,570       13,758      14,521        4,396
                                                           ---------      ---------  --------    ---------   ---------    ---------
Change in plan assets
Fair value of plan assets at beginning of year..                405            400     4,537           --          --           --
Employer contribution...........................                 47             53        51           --          --           --
Benefit payments................................                 (8)           (51)   (4,169)          --          --           --
Plan participants' contributions................                 --             --         5           --          --           --
Translation adjustment..........................                (49)             2       (24)          --          --           --
                                                           ---------      ---------  --------    ---------   ---------    ---------
Fair value of plan assets at end of year........                394            405       400           --          --           --
                                                           ---------      ---------  --------    ---------   ---------    ---------
Funded status...................................              4,435          4,482     4,170       13,758      14,521       14,396
Unrecognized net actuarial loss.................               (485)          (641)     (606)      (1,977)     (1,917)      (2,149)
Translation adjustment..........................                 13              5        10           --          --           --
                                                           ---------      ---------  --------    ---------   ---------    ---------
Net amount recognized...........................         EUR  3,963     EUR  3,845 EUR 3,574  EUR  11,781 EUR  12,604  EUR  12,248
                                                           =========      =========  ========    =========   =========    =========

                                    HEAD N.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Amounts recognized in the consolidated balance sheet consiste of (in thousands):

                                                                   Pension Benefits                        Other Benefits
                                                           ----------------------------------    ----------------------------------
                                                             2006          2005       2004        2006        2005         2004
                                                           ---------     ---------   --------    ---------   ---------    ---------
Accrued benefit cost............................         EUR 3,963    EUR 3,845  EUR 3,574  EUR 11,781 EUR 12,604  EUR 12,248



Accrued benefit costs are included in the balance sheet line item "Retirement benefit obligation" on the consolidated balance sheets. The Company expects to make insignificant amounts of employer contributions during the years 2007 to 2011.

The contribution for defined contribution plans for the year ended December 31, 2006, 2005 and 2004 amounted to EUR 0.1 million respectively.




The components of net periodic benefit costs consist of the following (in thousands):

                                                                   Pension Benefits                        Other Benefits
                                                           ----------------------------------    ----------------------------------
                                                             2006           2005       2004        2006        2005          2004
                                                           ---------      ---------  --------    ---------   ---------    ---------
Service cost.............................                 EUR   296       EUR  297  EUR  320   EUR  1,230  EUR  1,369   EUR  1,880
Interest cost............................                       210            204       195          536         547          553
Expected return on plan assets...........                        (9)            (9)        9           --          --           --
Settlement actuarial loss................                        --             --        --           --         151           --
Recognized actuarial loss................                      (143)            16         3           79          86           81
                                                           ---------      ---------  --------    ---------   ---------    ---------
Net periodic benefit cost................                 EUR   354       EUR  507  EUR  526   EUR  1,845  EUR  2,152   EUR  2,514
                                                           =========      =========  ========    =========   =========    =========


The weighted average assumptions used to determine benefit obligations are as follows:

                                                                   Pension Benefits                        Other Benefits
                                                           ----------------------------------    ----------------------------------
                                                             2006           2005       2004        2006        2005          2004
                                                           ---------      ---------  --------    ---------    --------      -------
Discount rate                                                  4.4%           4.2%      4.2%         4.6%        4.8%         4.8%
Rate of compensation increase............                      2.4%           2.3%      2.3%         2.7%        3.0%         3.0%
Expected return on plan assets...........                      2.2%           2.2%      0.0%           --          --           --


The plan assets of the Japanese pension plan consist of equity funds at December 31, 2006 and 2005. The Company invests in equity funds with an expected stable growth rate. The actual return on plan assets was 0. The expected rate of return on plan assets is based upon the present rate of return and is expected to be stable.


                                                                                       December 31,
                                                           -------------------------------------------------
                                                             2006           2005        2004        2003
                                                           ---------      ---------   ---------    --------
Present value of defined benefit obligations........    EUR  18,588     EUR 19,408  EUR 18,028  EUR 21,367
Fair Value of plan assets...........................            405            400         400       4,537
                                                           ---------      ---------   ---------   ---------
Deficit.............................................    EUR  18,183     EUR 19,008  EUR 17,628  EUR 16,830
                                                           =========      =========   =========   =========

Experience adjustments on plan liabilities..........    EUR     (80)    EUR    833  EUR    147  EUR     --
Experience adjustments on plan assets...............              0              0           0


Note 19 - Commitments and Contingencies

Operating Leases

The Company leases certain office space, warehouse facilities, transportation and office equipment under operating leases which expire at various dates through 2012. Rent expense was approximately EUR 3.7 million, EUR 3.8 million and EUR 3.3 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Future minimum payments under non-cancelable operating leases with initial or remaining lease terms in excess of one year are as follows as of December 31, 2006 (in thousands):

                                    HEAD N.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


                                                       December 31,
                                                           2006
                                                       --------------

    2007...................................             EUR    3,746
    2008...................................                    3,050
    2009...................................                    2,632
    2010...................................                    1,729
    2011...................................                    1,607
Thereafter.................................                    1,407
                                                       --------------
                                                        EUR   14,172
                                                       ==============

In July 2004, Head signed a new long-term supplier contract for tennis, squash and racquetball racquets effective April 1, 2005 to renew business relations with an existing supplier. The agreement will automatically extend after the agreed expiration date, December 31, 2009, if neither of the two parties cancels. This agreement contains an operating lease for warehouse facilities and machinery and equipment. The future minimum payments are included within above table.

Note 20 - Fair Value and Other Reserves Including Cumulative Translation Adjustment

The following table shows the components of fair value and other reserves/CTA:


                                                      Foreign
                                                     exchange
                                      Foreign         loss on         Unrealized       Unrealized
                                     Currency         invested         Gains on           Gain           Fair Value
                                    Translation     intercompany      Derivative       (Loss) on         and Other
                                    Adjustment      receivables       Instruments      Securities      Reserves/CTA
                                    ------------    -------------     ------------     -----------     --------------
                                                                     (in thousands)
Balance at January 1, 2004......    EUR     114          ( 5,258)      EUR    533      EUR  (132)       EUR   (4,743)
Current period changes..........             --                              (166)            72                 (94)
Translation Adjustments.........         (3,209)            (232)              --             --              (3,441)
                                    ------------    -------------     ------------     -----------     --------------
Balance at December 31, 2004....    EUR  (3,095)          (5,490)      EUR   367       EUR   (60)       EUR   (8,277)
Current period changes..........             --               --             (362)            74                (288)
Translation Adjustments.........          4,481            2,200               --             --               6,682
                                    ------------    -------------     ------------     -----------     --------------
Balance at December 31, 2005....    EUR   1,386           (3,289)      EUR     5       EUR    14        EUR   (1,884)

Current period changes..........             --               --               (4)           104                 100
Translation Adjustments.........         (4,134)          (1,544)               --            --              (5,678)
                                    ------------    -------------     ------------     -----------     --------------
Balance at December 31, 2006....    EUR  (2,748)          (4,833)      EUR      1      EUR   118       EUR    (7,462)
                                    ============    =============     ============     ===========     ==============


As of January 1, 2004, one of the Company's euro-based subsidiaries recognized non-euro denominated permanently invested intercompany accounts receivable. As of December 31, 2006 and 2005 the foreign exchange losses recorded in CTA were EUR 6.0 million and EUR 4.1 million respectively.

                                    HEAD N.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 21 - Income Taxes

The following table summarizes the significant differences between the Dutch federal statutory tax rate and the Company's effective tax rate for financial statement purposes.


                                                                December 31,
                                                ----------------------------------------------
                                                    2006            2005             2004
                                                -------------    ------------     ------------
                                                                  Restated         Restated
Dutch statutory tax rate...................            29.1%           31.5%            34.5%
Tax rate differential......................             7.8            12.4              2.4
Non-taxable gain on sale of property.......              --           (29.2)              --
Other taxes................................             9.3            10.4            (13.5)
Prior year adjustments.....................            25.2           (28.8)           (87.4)
Changes in tax rates.......................            (0.4)            0.3           (233.1)
Provision..................................           (21.3)            8.3             18.7
                                                -------------    ------------     ------------
Effective tax rate.........................            49.6%            4.9%          (278.5)%
                                                =============    ============     ============


In 2006, the Company's effective tax rate differed from the statutory tax rate in the Netherlands primarily due to an adjustment of tax losses carry forwards in Austria which led to a decrease of EUR 4.3 million. Other effects that lead to differences to the Dutch federal statutory rate are caused by withholding taxes, other local taxes and prior year adjustments mainly in Italy, Austria and Canada. The provision for additional tax losses which will not be used also effects the effective tax rate.

In 2005, the Company's effective tax rate differed from the statutory tax rate in the Netherlands primarily due to the non-taxable gain on sale of the property in Estonia of EUR 5.9 million partially offset by higher tax rates applicable to the Company in other countries, mainly in Germany and Japan and by withholding taxes and other local taxes mainly in Italy, Austria and Canada.

In 2004, the Company's effective tax rate differed from the statutory tax rate in the Netherlands primarily due to a reduction of the Austrian income tax rate from 34% to 25% as of January 1, 2005, which was resolved in May 2004 and led to a reduction of long-term deferred tax assets, mainly on tax loss carried forward of EUR 20.2 million, and increased income tax expense. Other effects that lead to differences to the Dutch federal statutory rate are caused by withholding taxes, other local taxes and prior year adjustments mainly in Italy, Austria and Canada.

                                    HEAD N.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


The movements in deferred tax assets and liabilities during the year ended December 31, 2006 are as follows (in thousands):


                                                                  (Charged)/       (Charged)/
                                                 December 31,      credited         credited      Exchange          December 31,
                                                    2006          to income        to equity      differences          2005
                                                -------------    -------------    ------------    -------------    -------------
Short-term:

Deferred tax asset:
Tax loss carried forward.................        EUR   2,563     EUR     581      EUR      --      EUR     --      EUR    1,982
Impairment of inventory..................              4,097            (103)              43             (18)            4,175
Impairment of accounts receivable........              1,215            (911)              --             (59)            2,186
Other....................................              3,294            (318)               1             (62)            3,672
                                                -------------    -------------    ------------    -------------    -------------
     Total Short-term deferred tax assets             11,169            (751)              44            (139)           12,015

Deferred tax liabilities:

Deferred expenses........................        EUR      (8)    EUR     198      EUR      --     EUR       --      EUR    (206)
Trade and other payables.................               (469)           (165)              --               --             (305)
Other....................................               (777)            650              (33)               5           (1,400)
                                                -------------    -------------    ------------    -------------    -------------
     Total Short-term deferred tax
     liability...........................             (1,255)            683              (33)               5           (1,911)

                                                -------------    -------------    ------------    -------------    -------------
     Total Short-term deferred tax asset, net    EUR   9,914     EUR     (68)     EUR      11     EUR    (133)     EUR   10,105
                                                =============    =============    ============    =============    =============

Long-term:

Deferred tax asset:

Tax loss carried forward.................       EUR   63,581     EUR  ( 1,684)    EUR      --     EUR        6     EUR   65,259
Intangible assets........................                101              101              --               --                1
Fixed assets.............................                796              188              56               24              529
Lease obligations........................                640                5              --               --              635
Other....................................              2,533             (498)            483              (14)           2,562
                                                -------------    -------------    ------------    -------------    -------------
     Total Long-term deferred tax assets.       EUR   67,652     EUR  ( 1,888)    EUR     538     EUR       16     EUR   68,985

Deferred tax liabilities:

Investments..............................       EUR  (16,998)    EUR     (626)     EUR     --     EUR       29     EUR  (16,402)
Fixed assets.............................             (1,016)            166               --               (1)          (1,181)
                                                -------------    -------------    ------------    -------------    -------------
     Total Long-term deferred tax
     liability...........................            (18,014)            (459)              --               28         (17,583)
                                                -------------    -------------    ------------    -------------    -------------
     Total Long-term deferred tax asset, net    EUR  49,638     EUR (2,347)     EUR    538     EUR      44         EUR   51,403
                                                =============    =============    ============    =============    =============

                                                -------------    -------------    ------------    -------------    -------------
     Total deferred tax asset, net.......       EUR  59,552     EUR (2,415)     EUR    549     EUR     (89)        EUR   61,507
                                                =============    =============    ============    =============    =============


                                    HEAD N.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The movements in deferred tax assets and liabilities during the year ended December 31, 2005 are as follows (in thousands):


                                                                   (Charged)/        (Charged)/
                                                  December 31,      credited          credited         Exchange        December 31,
                                                     2005           to income        to equity        differences         2004
                                                  ------------     ------------     -------------     ------------     ------------
Short-term:

Deferred tax asset:

Tax loss carried forward...................       EUR   1,982      EUR     395      EUR       --      EUR      --      EUR   1,587
Impairment of inventory....................             4,175            1,832                --                2            2,341
Impairment of accounts receivable..........             2,186            1,790                --                3              393
Other                                                   3,672            1,617               121                6            1,928
                                                  ------------     ------------     -------------     ------------     ------------
     Total Short-term deferred tax assets..            12,015            5,633               121               11            6,250

Deferred tax liabilities:

Deferred expenses..........................       EUR    (206)     EUR      (4)      EUR      --      EUR      (1)      EUR   (201)
Trade and other payables...................              (305)            (298)               --               --               (7)
Other                                                  (1,400)           1,660               (46)            (113)          (2,901)
                                                  ------------     ------------     -------------     ------------     ------------
     Total Short-term deferred tax
     liability.............................            (1,911)           1,358               (46)            (113)          (3,109)

                                                  ------------     ------------     -------------     ------------     ------------
     Total Short-term deferred tax asset, net     EUR  10,105      EUR   6,991      EUR       75      EUR    (102)      EUR  3,141
                                                  ============     ============     =============     ============     ============

Long-term:

Deferred tax asset:

Tax loss carried forward...................       EUR  65,259      EUR  (3,311)     EUR       --      EUR      17      EUR  68,553
Intangible assets..........................                 1               --                --               --                1
Fixed assets...............................               529             (447)               --               33              943
Lease obligations..........................               635              (40)               --               --              675
Other......................................             2,562              (31)               --                2            2,591
                                                                                    -------------
                                                  ------------     ------------                       ------------     ------------
     Total Long-term deferred tax assets...       EUR  68,985      EUR  (3,828)     EUR       --      EUR      52      EUR  72,762

Deferred tax liabilities:

Investments................................       EUR (16,402)     EUR  (3,144)     EUR       --      EUR      --      EUR(13,258)
Fixed assets...............................            (1,181)            (224)               --               --            (957)
Other......................................                --            1,326              (688)              --            (639)
                                                                                    -------------     ------------
                                                  ------------     ------------                                        ------------
     Total Long-term deferred tax liability           (17,583)          (2,042)             (688)              --          (14,854)

                                                  ------------     ------------     -------------     ------------     ------------
     Total Long-term deferred tax asset, net      EUR  51,403      EUR  (5,870)     EUR     (688)     EUR      52      EUR  57,908
                                                  ============     ============     =============     ============     ============

                                                  ------------     ------------     -------------     ------------     ------------
     Total deferred tax asset, net.........       EUR  61,507      EUR   1,121      EUR    (613)      EUR    (50)      EUR  61,049
                                                  ============     ============     =============     ============     ============


Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefits through the future taxable profits is probable. These tax losses have an unlimited carryover period. As of December 31, 2006 and 2005, the Company did not recognize deferred income tax assets of EUR 13.1 million and EUR 16.8 million, respectively in respect of losses amounting to EUR 42.1 million and EUR 51.1 million respectively, for which it is not probable to be used. All unutilized tax losses will expire by 2026, at the very latest.

                                    HEAD N.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Net operating losses were experienced in the following jurisdictions (in thousands):


                                                                           December 31,
                                                           ----------------------------------------------
                                                               2006            2005             2004
                                                           -------------    ------------     ------------

Austria.................................................   EUR  268.199    EUR  278.094     EUR  282.587
Germany.................................................         14.195          11.119           14.712
Other (Europe)..........................................            953             455            1.813
North America...........................................         15.896          24.945           21.975
                                                           -------------   ------------     ------------
                                                           EUR  299.243    EUR  314.613     EUR  321.087
                                                           =============   ============     ============


The table below shows income (loss) before income taxes by geographic region (in thousands):


                                                                 For the Years Ended December 31,
                                                           ----------------------------------------------
                                                               2006            2005             2004
                                                           -------------    ------------     ------------
                                                                             Restated         Restated
Austria.................................................   EUR   12,309     EUR   4,933            1,541
Non-Austria.............................................         (3,395)          2,142           (9,749)
                                                           -------------    ------------     ------------
      Total income (loss) before income taxes...........   EUR    8,914     EUR   7,075           (8,208)
                                                           =============    ============     ============


Austria and Germany allow an unlimited carry forward of net operating losses, whereas the United States allow 20 years carry forwards. The Company recorded a provision to reduce the deferred tax assets to the amount the Company believes is probable to be realized considering future taxable income and feasible tax planning strategies.

Note 22 - Related Party Transactions

Head Sports Holdings N.V, controlled 18,987,344 shares, or approximately 47.7% of the Company's issued shares, as of December 31, 2006. Head Sports Holdings N.V., a Netherlands Antilles corporation, is controlled by Johan Eliasch and his family members resulting in the ability to significantly influence and control the Company's operations.

The Company receives administrative services from corporations which are ultimately owned by the principal shareholder of the Company. Administrative expenses amounted to approximately EUR 4.6 million, EUR 4.2 million and EUR 4.5 million for the years ended December 31, 2006, 2005 and 2004, respectively. The related party provides investor relations, corporate finance, legal and consulting services and since 2004 internal audit and other services in relation to compliance with the Sarbanes-Oxley Act of 2002.

One of the Company's subsidiaries leased its office building from its general manager. Rental expenses amounted to approximately EUR 0.04 million for the years ended December 31, 2006, 2005 and 2004 respectively.

                                    HEAD N.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


The table below shows key managements' compensation (in thousands):


                                                                       For the Years Ended December 31,
                                                         -------------        --------------        ---------------
                                                               2006              2005                   2004
                                                         -------------        --------------        ---------------
                                                                               Restated               Restated
Salaries and other short-term employee benefits......... EUR    4,023         EUR     3,814         EUR      3,438
Post-employment benefit.................................          270                   356                    286
Other long-term benefits................................           50                   175                    154
Share-based benefits....................................        1,436                 (606)                  1,208
                                                         -------------        --------------        ---------------
Total................................................... EUR    5,779         EUR     3,739         EUR      5,086
                                                         =============        ==============        ===============



Note 23 - Stock Option Plans

The Company accounts for its stock options in accordance with IFRS 2. Share-based compensation expense is recognized over the vesting term of the options, is included in general and administrative expense and amounted to EUR 1.8 million expense, EUR 0.9 million reversal of expense and EUR 3.0 million expense for the years ended December 31, 2006, 2005 and 2004 respectively. The fair value of the liability for the cash-settled stock option plans amounted to EUR 6.7 million (2005: EUR 5.4 million). The total intrinsic value of the liability is EUR 4.0 million (2005: EUR 4.0 million).

Plan 1998

In November 1998, the Company adopted the Head Tyrolia Mares Group Executive Stock Option Plan 1998 ("Plan 1998"). The Plan 1998 provided for grants of stock options to officers and key employees of the Company and its subsidiaries. One part of the Plan 1998 is treated as cash-settled share-based plan, as participants have no right to receive shares. The Company therefore records a liability for the plan. The other part of the Plan 1998 for the Chairman and Chief Executive Officer is treated as equity-settled share-based plan, as the Company has no legal or constructive obligation to repurchase or settle the options in cash. The Chairman and Chief Executive Officer is eligible to receive all options issued under the Plan 1998 that do not vest to current participants. So far he received 838,622 options (2005: 838,622 options).

A total of 2,424,242 options were reserved to be granted under the terms of the Plan 1998. 2,278,394 options have been granted and 861,760 options (2005:
861,760 options) were exercised as at December 31, 2006 and all other are exercisable. No further options will be granted under the 1998 Plan. The exercise price for all stock options granted under the Plan 1998 was fixed at inception of the Plan 1998 and increases at the rate of 10% per annum until the options are exercised. Options generally vested over a period of 4 years and were subject to the Company meeting certain earnings performance targets during this period. The Company used a forfeiture rate of 37% as that many employees have left during the vesting period. Options vested under the Plan 1998 were not exercisable prior to the end of the two year lock-up period following the initial public offering. Options have a maximum term of 10 years.

The Company records share-based compensation expense on each balance sheet date fair values of the stock options for cash-settled plans computed using the Black and Scholes option pricing model. As at December 31, 2006, the weighted-average fair value of the grant was $3.31 (2005: $2.81, 2004: $3.39), which was estimated using the following assumptions: no dividends, expected volatility of 34.10% (2005: 44.19%, 2004: 45.00%), expected term of 2.1 years (2005: 3.1 years, 2004: 4.1 years), and risk-free interest rate of 4.29% (2005: 3.82%, 2004: 4.93%). The volatility is based on statistical analysis of daily share prices over the last three years.

For the equity-settled Plan 1998 the Company records share-based compensation expense on the grant-date fair values of the stock options computed using the Black and Scholes option pricing model. The weighted-average fair value of the grant was $3.04, which was estimated using the following assumptions: no dividends, expected volatility of 0%, expected term of 9.3 years, and risk-free interest rate of 5.76%.


As of December 31, 2006, the weighted average remaining contractual life of the outstanding stock options is 2.6 years.

                                    HEAD N.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


                                            Number of        Weighted average
                                           of options         exercise price
                                         --------------       --------------
Balance, December 31, 2004.............         554,874       $         0.32
Balance, December 31, 2005.............         554,874       $         0.38
Balance, December 31, 2006.............         554,874       $         0.42
                                         ==============       ==============

Grant dates ranging from November 1998 to January 2000.

Plan 2001

In September 2001, the Company adopted the Head N.V. Executive Stock Option Plan 2001 ("Plan 2001"). The Plan 2001 provides for grants of stock options to officers and employees of the Company and its subsidiaries. In accordance with IFRS 2 the Plan 2001 is treated as cash-settled share-based plan, as participants have no right to receive shares. On September 28, 2001, a total of 3,982,068 options were granted under the terms of the Plan 2001. The Company records share-based compensation expense on each balance sheet date fair values of the stock options computed using the Black and Scholes option pricing model. As at December 31, 2006, the weighted-average fair value of the grant was $1.13 (2005: $1.18, 2004: $1.76), which was estimated using the following assumptions: no dividends, expected volatility of 34.10% (2005: 44.19%, 2004: 45.00%), expected term of 4.7 years (2005: 5.7 years, 2004: 6.7 years), and risk-free interest rate of 4.29% (2005: 3.82%, 2004: 4.39%). The volatility is based on statistical analysis of daily share prices over the last three years.

The exercise price for all stock options granted under the Plan was fixed at inception of the Plan 2001. The vesting period varies from 0 to 6 years. The Chairman and Chief Executive Officer received 1,426,470 options under this grant, which vested immediately. In addition, he will receive further options up to an amount of 564,564, which will not vest to other participants. The Company assumes that no further options will forfeit. Options have a maximum term of 10 years.

                                                   Number of   Weighted average
                                                  of options    exercise price
                                                ------------    --------------

Balance, December 31, 2006, 2005 and 2004.....     3,982,068       $  4.31
                                                ============    ==============

As at December 31, 2006, the weighted average remaining contractual life of the outstanding stock options is 4.7 years, and 1,866,482 options are vested and exercisable at a price of $4.31 per share, under the Plan 2001.

Plan 2005

In May 2005, at the annual general meeting the shareholders approved the Head N.V. Executive Stock Option Plan 2005 ("Plan 2005"). The Plan 2005 provides for grants of 3,874,691 stock options to certain officers and key employees of the Company and its subsidiaries. In accordance with IFRS 2 the Plan 2005 is treated as cash-settled share-based plan, as participants have no right to receive shares. As of December 31, 2006, a total of 3,669,346 options were granted under the terms of the Plan 2005. The Company records share-based compensation expense on each balance sheet date fair values of the stock options computed using the Black and Scholes option pricing model. As at December 31, 2006, the weighted-average fair value of the grant was EUR 1.66 and EUR 1.9 respectively, which was estimated using the following assumptions: no dividends, expected volatility of 34.10% (2005: 44.19%), expected term of 8.7 years (2005:
9.7 years), and risk-free interest rate of 4.29% (2005: 3.82%). The volatility is based on statistical analysis of daily share prices over the last three years.

The exercise price for all stock options granted under the Plan 2005 was fixed at inception of the Plan 2005 at EUR 2.168. Options generally vest over a period of 4 years. The Company assumes that about 1% of the options will forfeit during the four year period. Options have a maximum term of 10 years. As at December 31, 2006, 205,345 (2005: 203,345 options) options were available for grant under the Plan 2005 and no options are currently exercisable.

                                    HEAD N.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


                                            Number of        Weighted average
                                           of options         exercise price
                                         --------------       --------------
Balance, December 31, 2005...........         3,661,346       EUR      2.168
Granted..............................             8,000                2.168
                                         --------------       --------------
Balance, December 31, 2006...........         3,669,346       EUR      2.168
                                         ==============       ==============

Note 24 - Average Number of Employees

                                     For the Years Ended December 31,
                         -------------------------------------------------------
                              2006                2005               2004
                         ----------------    ----------------   ----------------

Salaried employees......             714                 722                731
Hourly paid employees...           1,253               1,575              1,757
                         ----------------    ----------------   ----------------
Total...................           1,966               2,297              2,488
                         ================    ================   ================



Note 25 - Expenses by Nature


                                                                                   For the Years Ended December 31,
                                                                         ---------------------------------------------------
                                                                           2006                   2005               2004
                                                                         ---------------    ---------------    -------------
                                                                                         (in thousands)
                                                                                               Restated           Restated
Depreciation, amortization and impairment charges......................   EUR    14,245      EUR     16,977      EUR  15,674
Employee benefit expenses..............................................          77,913              86,190           95,175
Changes in inventory...................................................            (312)               (899)          (1,841)
Raw material and merchandise...........................................         138,161             129,172          131,128
Commission.............................................................          10,531              10,321           11,366
Shipment cost..........................................................           8,104               7,924            8,837
Advertising expenses...................................................          38,274              37,370           30,459
Legal, audit, consulting and other outside services....................          26,043              24,832           27,016
Other expenses.........................................................          33,824              32,027           46,001
                                                                         ---------------    ----------------   --------------
       Total cost of sales, selling and marketing, general and
       administrative and other operating (income) expense.............    EUR  346,784      EUR    343,913     EUR  363,816
                                                                         ===============    ================   ==============


                                    HEAD N.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Note 26 - Personnel Costs


                                                                      For the Years ended December 31,
                                                         ------------------------------------------------------------
                                                             2006                   2005                  2004
                                                         --------------        ---------------       ----------------
                                                                               (in thousands)
                                                                                  Restated              Restated
Salaries and wages.....................................   EUR      55,957       EUR    63,007          EUR    67,852
Social security and other benefit......................            17,939              21,424                 21,287
Share options granted to directors and employees.......             1,818                (899)                 2,996
Pension costs - defined benefit plans..................               354                 507                    526
Post-employment benefits...............................             1,845               2,152                  2,514
                                                         -----------------     ---------------       ----------------
Total..................................................   EUR      77,913       EUR    86,190          EUR    95,175
                                                         =================     ===============       ================



Note 27 - List of (direct and indirect) Participations as of December 31, 2006


                                                                 Proportion of
                                            Domicile        Issued capital held

Head Holding Unternehmensbeteiligung GmbH   Austria                     100.0%
HTM Sport- und Freizeitgerate AG            Austria                     100.0%
Head Sport AG                               Austria                     100.0%
Head International GmbH                     Austria                     100.0%
Head Technology GmbH                        Austria                     100.0%
Tyrolia Technology GmbH                     Austria                     100.0%
Head Austria GmbH                           Austria                     100.0%
Head Canada Inc.                            Canada                      100.0%
Head Sport s.r.o.                           Czech Republic              100.0%
HTM s.r.o.                                  Czech Republic              100.0%
OU HTM Sport Eesti                          Estonia                     100.0%
Head France S.A.S.                          France                      100.0%
Head Germany GmbH                           Germany                     100.0%
Head UK Ltd                                 England                     100.0%
Mares S.p.A.                                Italy                       100.0%
HTM Sports Japan KK                         Japan                       100.0%
Head Spain S.L.                             Spain                       100.0%
Head Switzerland AG                         Switzerland                 100.0%
HTM USA Holdings Inc.                       USA                         100.0%
Head USA Inc.                               USA                         100.0%
Head Sports Inc.                            USA                         100.0%
Penn Racquet Sports Inc.                    USA                         100.0%
Mares Asia Pacific Ltd.                     Hong Kong                   100.0%
Power Ahead Holding Ltd.                    British Virgin Islands       70.0%
Head Sports (Hui Zhou)Corp.                 China                        70.0%

                                    HEAD N.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Note 28 - Cash and cash equivalents

As at December 31, 2006 and 2005, cash and cash equivalents contains cash of EUR 40.5 million and EUR 45.5 million respectively and restricted cash of EUR 3.2 million and EUR 4.0 million respectively representing deposits pledged as collateral on outstanding lines of credit.

Note 29 - Earnings per Share

a) Basic
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as treasury shares (see Note 12).



                                                                       For the Years Ended December 31,
                                                              -----------------------------------------------------
                                                                   2006                2005              2004
                                                              --------------       -------------       ------------
                                                                      (in thousands, except per share data)
                                                                                     Restated          Restated
Profit for the year...........................................  EUR    4,415         EUR   6,728      EUR  (31,066)
Weighted average number of ordinary shares in issue...........        36,220              36,220            36,198
Basic earnings per share......................................          0.12                0.19             (0.86)




b) Diluted
Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. Potential ordinary shares are composed of incremental shares issuable upon the exercise of share options of the equity settled Plan 1998, and are included in diluted earnings per share to the extent such shares are dilutive. For the share options, a calculation is made in order to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options.


                                                                          For the Years Ended December 31,
                                                              -----------------------------------------------------
                                                                   2006                2005              2004
                                                              --------------       -------------       ------------
                                                                      (in thousands, except per share data)
                                                                                     Restated          Restated
Profit for the year...........................................  EUR    4,415         EUR   6,728      EUR  (31,066)
Weighted average number of ordinary shares in issue...........        36,220              36,220            36,198
      Share options...........................................           748                 733                --
                                                              --------------       -------------       ------------
Weighted average number of ordinary shares for diluted
      earnings per share......................................        36,968              36,953            36,198
Diluted earnings per share....................................          0.12                0.18             (0.86)


Note 30 - Reconciliation from Dutch-GAAP to IFRS as adopted

In 2004, the Company for the first time based its financial reporting on International Financial Reporting Standards as adopted by the EU ("IFRS as adopted"). In prior years, the Company had reported under Dutch GAAP. In connection with the preparation of the first-time adoption of IFRS as adopted for the periods ended December 31, 2005 the Company identified certain adjustments to the balance sheet as of January 1, 2004 and certain other financial information relating to the period ended December 31, 2004.

The reconciliation of net loss from Dutch GAAP to IFRS as adopted for the year ended December 31, 2004 and the reconciliation of shareholders' equity as of January 1 and December 31, 2004 are presented below:

                                    HEAD N.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


                                                                           For the year
                                                                              ended
                                                                           December 31,
                                                                         ----------------
                                                                               2004
                                                                         ----------------
                                                                         (in thousands)
Net Loss under Dutch GAAP.....................................           EUR     (27,173)
Effect on the restatement of share-based compensation plans...      a)                (7)
                                                                         ----------------
Net Loss under Dutch GAAP (Restated)..........................           EUR     (27,180)
Effect on the restatement of IFRS as adopted (see Note 2).....                    (2,274)
       Adoption of IAS 19 (Employee Benefits).................      c)              (124)
       Release of provision for restructuring costs...........      d)              (384)
       Restructuring costs incurred in 2004...................      d)            (1,287)
       Deferred taxes on differences..........................      f)               183
                                                                         ----------------
Loss for the year under IFRS as adopted.......................           EUR     (31,066)
                                                                         =================

                                                                           December 31,      January 1,
                                                                         ----------------   -----------
                                                                               2004             2004
                                                                         ----------------   -----------
                                                                                 (in thousands)
Shareholders' Equity under Dutch GAAP.........................           EUR   157,678    EUR   187,674
Effect on the restatement of share-based compensation plans...      a)          (1,414)          (1,341)
                                                                         ----------------   -----------
Shareholders' Equity under Dutch GAAP, restated...............           EUR   156,264    EUR   186,333
Effect on the restatement of IFRS as adopted (see Note 2).....                  (4,005)          (2,444)
       Adoption of IAS 39 (Financial Instruments).............      b)             490              710
       Adoption of IAS 19 (Employee Benefits).................      c)             371              495
       Minimum pension liability..............................      c)              96               83
       Restructuring Reserve..................................      d)              --            1,671
       Minority interest......................................      e)               8                8
       Deferred taxes on differences..........................      f)             123              (60)
                                                                         -------------    --------------
Shareholders' Equity under IFRS...............................           EUR   153,346    EUR   186,796
                                                                         =============    ==============

a) Restatement: The Company operates a number of share-based compensation plans which were originally accounted for as equity-settled. In the process of preparing the consolidated financial statements for the year ended December 31, 2006, the Company determined that certain share-based compensation awards should have been accounted for as cash-settled (liability awards). Additionally, the Company did not account for share-based awards received by the CEO that were forfeit by other employees as a new grant but continued to recognize expense relating to these options defined at the original grant date. As a result, the Company did not reverse compensation expense for these awards at the date of forfeit and re-measure compensation expense for the new grant.

b) IAS 39. Under Dutch GAAP derivatives were not allowed to be recognized at fair value. In adopting IAS 39 the Company recognized those derivatives at fair value of EUR 0.5 million and EUR 0.7 million, respectively, as of January 1 and December 31, 2004.

c) IAS 19. Due to the difference in method of valuation of post retirement benefits between Dutch GAAP and IAS 19, the Company recorded an aggregated adjustment of EUR 0.4 million and EUR 0.5 million, respectively, as of January 1 and December 31, 2004 as a reduction in retirement benefit obligations. Under Dutch GAAP a minimum pension liability was recorded in equity in the amount of EUR 0.1 million as of January 1 and December 31, 2004 which under IAS 19 has to be reclassified to retirement benefit obligations.

d) IAS 37. Dutch GAAP requires to accrue for all cost estimated at the time of announcement of the restructuring program. Under IAS 37 only restructuring cost for which the Company has a legal or constructive obligation have to be recognized. As of January 1, 2004, in accordance with Dutch GAAP the Company recognized an additional

                                    HEAD N.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


accrual of EUR 1.7 million which was partially used in 2004. The remaining portion (EUR 0.4 million) was released in 2004. As a consequence under IFRS those cost have been recognized in 2004, when incurred.

e) Dutch GAAP qualifies minority interest not to be shareholders' equity compared to IAS 1.

f) IAS 12. Deferred taxes have been calculated on the differences.

Note 31 - Reconciliation from IFRS as adopted to US-GAAP

The consolidated financial statements of the Company have been prepared in accordance with IFRS as adopted, which differs in certain significant respects from US-GAAP. The reconciliation from IFRS as adopted to US-GAAP of profit
(loss) for the years ended December 31, 2006, 2005 and 2004, and the reconciliation of shareholders' equity as of December 31, 2006 and 2005 are presented below:


                                                           For the years ended December 31,
                                                         -------------------------------------
                                                            2006         2005         2004
                                                         -----------  ----------  ------------
                                                              (in thousands, except per
                                                                      share data)
                                                                       Restated    Restated
Profit (loss) for the period under IFRS.........         EUR  4,415   EUR  6,728  EUR (31,066)
    Adoption of IAS 19 (Employee Benefits)......    b)          (57)         381         (124)
    Share-based compensation....................    e)       (3,799)        (221)       2,170
    Deferred taxes..............................    f)           17          405         (290)
                                                         -----------  ----------  ------------
Net income (loss) under US-GAAP.................         EUR    576   EUR  7,293  EUR (29,310)
                                                         ===========  ==========  ============

Earnings per share-basic
    Net income (loss) under US-GAAP.............               0.02         0.20        (0.81)
Earnings per share-diluted
    Net income (loss) under US-GAAP.............               0.02         0.20        (0.81)
Weighted average shares outstanding
    Basic.......................................             36,220       36,220       36,198
    Diluted.....................................             36,963       36,959       36,198




                                                                            December 31,
                                                             2006                2005
                                                           ---------       ------------
                                                                   (in thousands)
                                                                                Restated
Shareholders' Equity under IFRS................        EUR   155,888      EUR   166,459
    Amortization of goodwill and trademarks....    a)          1,606              1,714
    Adoption of IAS 19 (Employee Benefits).....    b)            (48)                 9
    Minimum Pension Liabilities................    c)             --                (85)
    Adoption of SFAS 158.......................    d)         (2,450)                --
    Share-based compensation...................    e)            (15)             3,784
    Deferred taxes on differences..............    f)            659               (100)
                                                       --------------     --------------
Shareholders' Equity under US-GAAP.............        EUR   155,640      EUR   171,781
                                                       ==============     ==============



a) As allowed under IFRS 1, First-time Adoption of International Financial Reporting Standards, the Company elected not to apply IFRS 3, Business Combinations, to business combinations that occurred prior to the date of its

                                    HEAD N.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


transition to IFRS as adopted (January 1, 2004). As a result the carrying amount of goodwill under IFRS as adopted on January 1, 2004 is equal to the carrying amount under Dutch GAAP.

Under Dutch GAAP the Company continued to amortize goodwill and trademarks until the adoption of IFRS as adopted at January 1, 2004. Under U.S. GAAP, Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangibles, goodwill and other intangibles with an indefinite useful life are no longer amortized. This resulted in an additional two years of amortization of EUR 1.6 million on goodwill and trademarks compared to U.S. GAAP. Subsequent changes in this difference result from foreign exchange rate fluctuations of the U.S. dollar against the euro.

b) Under U.S. GAAP the Company applied Approach 1 of the Emerging Issues Task Force ("EITF") Abstract 88-1, Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan, in calculating the accumulated benefit obligation of its Italian severance pay statute ("Trattamento di Fine Rapporto"). Accordingly, the Company recorded the actuarial present value of the vested benefits to which the employee is entitled as if the employee separated immediately. Under IFRS as adopted the Company accounted for these severance obligations at the present value of the vested benefits based on the employee's expected date of retirement.

c) Under U.S. GAAP the Company recorded an additional minimum liability at December 31, 2005 as required by Statement of Financial Accounting Standards No. 87, Employer's Accounting for Pensions. The additional minimum liability is required when the accumulated benefit obligation exceeds the fair value of plan assets. The recognition of the additional minimum liability was recorded in other comprehensive income within shareholders' equity. Under IFRS as adopted, the recognition of an additional minimum liability is not required for pension obligations.

d) Under U.S. GAAP, Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans ("SFAS 158"), requires the recognition of the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The Company adopted SFAS 158 in fiscal 2006 resulting in a reduction of shareholders' equity of EUR 2.5 million due to the underfunded status of the Company's retirement plans for the year ended December 31, 2006. Under IFRS there is no similar requirement to record the overfunded or underfunded amount on the balance sheet.

e) Under US-GAAP, prior to the adoption of Statement of Financial Accounting Standards No. 123 revised, "Share-Based Payment", ("SFAS 123R"), on January 1, 2006, the Company accounted for share-based compensation plans in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", ("SFAS 123"). Under FAS 123, compensation expense for cash-settled awards is measured based on intrinsic value (representing the difference between the exercise price and share price) at each reporting date and adjusted for forfeitures as they occur. FAS 123R, requires cash-settled awards to be measured at fair value at each reporting date and also requires a company to estimate forfeitures. At the adoption date of FAS 123R, the Company elected the modified prospective application which resulted in a cumulative effect of a change in accounting principle adjustment of EUR 3.8 million from the effect of recording the liability of cash-settled awards at fair value and estimating forfeitures over the remaining vesting period.

Under IFRS as adopted, cash-settled awards are measured at fair value at each reporting date and also require a company to estimate forfeitures.

Additionally, under IFRS the date of grant criteria for certain awards were met earlier than under US GAAP, which results in a different measurement date.

f) The differences relating to income taxes include the deferred tax effects calculated on those differences that meet the definition of a temporary difference.

Classification Differences and Other

                                    HEAD N.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Under US-GAAP, EITF 00-10, Accounting for Shipping and Handling Fees and Costs, all amounts billed to a customer in a sale transaction related to shipping and handling should be classified as revenue. Under IFRS as adopted those amounts are classified as cost of sales. For the years ended December 31, 2005 and 2004, EUR 1.2 and EUR 1.1 million, respectively, representing all amounts billed to customers for shipping and handling should be reclassified as other revenues in the consolidated income statement.

Recent Accounting Pronouncements

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes--an Interpretation of FASB Statement No. 109," (FIN 48). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return. FIN 48 is effective for us as of January 1, 2007. The Company is currently evaluating the impact of adopting FIN 48 and is unable to estimate the impact at this time, if any, on the consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the potential impact, if any, that the adoption of SFAS 157 will have on its financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108"), which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for fiscal years ending after November 15, 2006.

Restatement

The Company operates a number of share-based compensation plans which were originally accounted for as equity-settled. In the process of preparing the consolidated financial statements for the year ended December 31, 2006, the Company determined that certain share-based compensation awards should have been accounted for as cash-settled (liability awards) under FAS 123.

Additionally, the Company did not account for share-based awards received by the CEO that were forfeit by other employees as a new grant but continued to recognize expense relating to these options defined at the original grant date. As a result, the Company did not reverse compensation expense for these awards at the date of forfeit and re-measure compensation expense for the new grant.

As a result of the matters described above, the Company restated its previously reported US-GAAP shareholders' equity at January 1, 2004 of EUR 191.4 million to EUR 190.0 million for the cumulative effect of prior periods. Additionally, the Company has restated its previous reported US-GAAP net income (loss) and shareholders' equity for the years ended December 31, 2004 and 2005 as follows:

                                    HEAD N.V.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


                                        For the years ended December 31,
                                 -----------------------------------------------
                                          2005                  2004
                                 -----------------------------------------------
                                      (in thousands, except per share data)
                                (Previously    (As      (Previously      (As
                                 Reported)   Restated)   Reported)    Restated)

Shareholders' Equity.......  EUR 173,354  EUR 171,781  EUR 159,270  EUR 157,856
Net income (loss)..........        6,772        7,293      (29,303)     (29,310)
Earnings per share-basic
    Net income (loss)......         0.19         0.20        (0.81)       (0.81)
Earnings per share-diluted
    Net income (loss)......         0.18         0.20        (0.81)       (0.81)

                                   SIGNATURES



The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



Date:     April 2, 2007

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

                                   HEAD N.V.:

                 Schedule II - Valuation and Qualifying Accounts







                                                  Balance at                                                Balance at
                                                  beginning                     Deductions   Translation        end
                                                  of  period         Additions     (1)         effects       of period
----------------------------------------------------------------------------------------------------------------------
                                                                             (in millions)
Description:
Year ended
December 31, 2006:
Provision for doubtful receivables..........     EUR 13.1           EUR 2.5    EUR (2.9)      EUR(0.5)    EUR 12.2
Provision for inventories...................         13.1               4.2        (3.6)         (0.3)        13.4
Year ended
Year ended
December 31, 2005:
Provision for doubtful receivables..........     EUR 12.2           EUR 4.0    EUR (3.3)      EUR 0.2     EUR 13.1
Provision for inventories...................         13.2               5.7        (4.3)         (1.5)        13.1
Year ended
December 31, 2004:
Provision for doubtful receivables..........     EUR 12.5           EUR 4.1    EUR (3.9)      EUR(0.5)    EUR 12.2
Provision for inventories...................         12.8               4.6        (3.8)         (0.4)        13.2


-------------
(1) Represents amounts used for the purposes for which the accounts were created and reversal of amounts no longer required

                                  EXHIBIT INDEX


Description                                                                         Sequentially
                                                                                        numbered
                                                                                            page

1.1     Memorandum and Articles of Association of the Company (incorporated by reference to the Registration Statement on Form F-1 filed with the SEC on September 27, 2000)..................................................

2.1     Indenture between HTM Sport- und Freitzeigerate AG, Head N.V., Head
        Holding Unternehmensbeteiligung GmbH, Head Sport AG, Head International
        GmbH, HTM Sport S.p.A., Head USA Inc., Penn Racquet Sports Inc.,
        Head/Tyrolia Sports Canada Inc., The Bank of New York, As Trustee,
        Registrar, Transfer Agent And Principal Paying Agent and The Bank of New
        York (Luxembourg) S.A., As Paying Agent And Transfer Agent dated January
        29, 2004 (incorporated by reference to the Annual Report on Form 20-F filed with the SEC on April 13, 2004)..................................

4.1     Loan Agreement between Head USA, Inc., Mares America Corporation, Penn
        Racquet Sport, Inc. and Fleet Capital Corporation as Agent dated April
        5, 2000 (incorporated by reference to the Registration Statement on Form
        F-1 filed with the SEC on September 27, 2000)...........................

6.      A statement explaining in reasonable detail how earnings per share information were calculated (included in Note 2 to the Financial
        Statements)...........................................................

8.      See "Item 4.C Organizational Structure"...............................

12.1    Certification of the CEO pursuant to Section 302 of the Sarbanes-Oxley
        Act of 2002............................................................

12.2    Certification of the CFO pursuant to Section 302 of the Sarbanes-Oxley
        Act of 2002............................................................

13.     Certification of the CEO and CFO pursuant to Section 906 of the
        Sarbanes-Oxley Act of 2002..............................................