Form 20-F
period 2007-12-31
HEAD NV
filed 2008-04-04
CIK 1123455

As filed with the Securities and Exchange Commission on April 4, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report__________

For the transition period from _________ to ________________

Commission File Number 1-15134

HEAD N.V.
(Exact Name of Registrant as Specified in its Charter)

The Netherlands
(Jurisdiction of Incorporation or Organization)
Rokin 55
1012 KK Amsterdam
The Netherlands
+31-20-625-1291

(Address of Principal Executive Offices)

Clare Vincent, Investor Relations
headinvestor@aol.com

(Name, Telephone,E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary Shares of €0.01 each	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act : None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act : None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

37,109,432 Ordinary Shares Nominal Value €0.01 each

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

___ Yes  X  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

___ Yes  X  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

 X  Yes ___ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

___Large accelerated filer  ___ Accelerated filer   X  Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

___  U.S. GAAP

X  International Financial Reporting Standards as issued by the International Accounting Standards Board

___ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

___ Item 17          Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

___ Yes  X  No

TABLE OF CONTENTS

DELISTING FROM THE NYSE AND DEREGISTRATION FROM THE SEC		1
INTERNATIONAL FINANCIAL REPORTING STANDARDS		2
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS		2
ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	3
ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE	3
ITEM 3:	KEY INFORMATION	3
3.A.	Selected Financial Data	3
3.B.	Capitalization and Indebtedness	4
3.C.	Reasons for the Offer and Use of Proceeds	4
3.D.	Risk Factors	4
ITEM 4:	INFORMATION ON THE COMPANY	8
4.A.	History and Development of the Company	8
4.B.	Business Overview	8
4.C.	Organizational Structure	26
4.D.	Property, Plant and Equipment	27
ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	28
5.A.	Operating Results	28
5.B.	Liquidity and Capital Resources	39
5.C.	Research and Development, Patents and Licenses	41
5.D.	Trend Information	41
5.E.	Off-Balance Sheet Arrangements	42
5.F.	Disclosures of Contractual Obligations	42
ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	43
6.A.	Directors and Senior Management	43
6.B.	Compensation	46
6.C.	Board Practices	47
6.D.	Employees	48
6.E.	Share Ownership	48
ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	50
7.A.	Major Shareholders	50
7.B.	Related Party Transactions	50
7.C.	Interest of Experts and Counsel	50
ITEM 8:	FINANCIAL INFORMATION	50
8.A.	Consolidated Statements and Other Financial Information	50
8.B.	Significant Changes	51
ITEM 9:	THE OFFER AND LISTING	51
9.A.	Offer and Listing Details	51
9.B.	Plan of Distribution	52
9.C.	Markets	52
9.D.	Selling Shareholders	53
9.E.	Dilution	53
9.F.	Expenses of the Issue	53
ITEM 10:	ADDITIONAL INFORMATION	53
10.A.	Share Capital	53
10.B.	Articles of Association	53
10.C.	Material Contracts	57
10.D.	Exchange Controls	57
10.E.	Taxation	57
10.F.	Dividends and Paying Agents	63
10.G.	Statement by Experts	64
10.H.	Documents on Display	64
10.I.	Subsidiary Information	64
ITEM 11:	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	64
ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	65
ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	65
ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	65
ITEM 15:	CONTROLS AND PROCEDURES	65
ITEM 16:	[RESERVED]	66
16.A.	Audit Committee Financial Expert	66

16.B.	Code of Ethics	66
16.C.	Principal Accountant Fees and Services	66
16.D.	Exemption from the Listing Standards for Audit Committee	67
16.E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers	67
ITEM 17:	FINANCIAL STATEMENTS	67
ITEM 18:	FINANCIAL STATEMENTS	67
ITEM 19:	EXHIBITS	68

DELISTING FROM THE NYSE AND DEREGISTRATION FROM THE SEC

On March 10, 2008, Head NV (“Head”) announced its intention to delist its ordinary shares from the New York Stock Exchange (the “NYSE”) and terminate its registration and reporting obligations under the US Securities Exchange Act of 1934.  Head filed a Form 25 with the Securities and Exchange Commission (the “SEC”) on March 21, 2008, and the delisting from the NYSE became effective on March 31, 2008.

Beginning on March 14, 2008, Head NV discontinued the possibility of moving its ordinary shares listed on the Vienna Stock Exchange (Austrian Shares) to its New York register (New York Shares) by instructing The Bank of New York, as transfer agent under the New York Share Program, to close the New York Share register to further re-registrations of Austrian Shares or other ordinary shares for exchange into New York Shares. The Bank of New York will continue to act as transfer and paying agent for existing New York Shares.  In addition, The Bank of New York will continue to accept the surrender of New York Shares for exchange into Austrian Shares.

Head will facilitate the exchange of its New York Shares into Austrian shares, for a period of 90 calendar days beginning on March 14, 2008, by paying the fee charged by The Bank of New York to holders of New York Shares in connection with their surrender of New York Shares for exchange into Austrian Shares. However, any holders of New York Shares who wish to surrender their New York Shares and exchange them into Austrian Shares after the expiration of the 90-day period mentioned above will be responsible for the payment of the fee charged by The Bank of New York in connection with such surrender and exchange.

Head also intends to file a Form 15F with the SEC to deregister and terminate its reporting obligations under the US Securities Exchange Act of 1934 as soon as possible under applicable SEC regulations. Form 15F can only be filed if the number of US shareholders decreases below 300, or if the average daily trading volume of the shares in the United States is no greater than 5 percent of the worldwide average daily trading volume over a period of 12 months and the remaining conditions for deregistration are satisfied. See “Item 3.D. Risk Factors” regarding the possibility of not being able to deregister from the SEC.  Deregistration will become effective 90 days after the filing, unless the Form 15F is earlier withdrawn by Head NV or is denied by the SEC. Until the termination of registration becomes effective, Head will continue to comply fully with the reporting and other requirements applicable under the US federal securities laws.

Head NV’s ordinary shares will continue to be listed and trade on the Vienna Stock Exchange. Head has not arranged for the listing of its ordinary shares on another national securities exchange or for their quotation in a quotation system in the U.S.

Proposals to grant the Board of Management the authority to apply for the delisting and deregistration were adopted by the shareholders of Head NV at the annual general meeting of shareholders in May 2005.  The Supervisory and Management Boards  have approved the delisting and, if the conditions for deregistration are satisfied, the application for deregistration. When reaching this decision, the Boards considered the incremental regulatory, legal and reporting complexity and costs relating to the listing of the shares on the NYSE and their registration with the SEC, on the one hand, and the interests and concerns of the holders of shares listed on the NYSE, on the other hand.

The delisting and potential deregistration will not affect Head’s business strategy in the United States nor its commitment to high standards of corporate governance and financial reporting. The company has adopted International Financial Reporting
Standards and will continue to make English translations of its periodic and annual reports and other press releases available on its website: www.head.com.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

Unless otherwise indicated, the financial information contained in this Annual Report has been prepared in accordance with the requirements of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) as of the date of the financial statements included in this annual report.

All International Financial Reporting Standards issued by the IASB, effective at the time of preparing the consolidated financial statements and applied by the Company, have been adopted for use in the EU by the European Commission and the consolidated financial statements of the Company also comply with IFRS as adopted by the EU. Therefore the term “IFRS” is used in the following.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. The words “anticipates”, “believes”, “estimates”, “expects”, “plans”, “intends” and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements are subject to various risks, uncertainties and contingencies which could cause our actual results, performance or achievements to differ materially from those expressed in or implied by these statements. These risks, uncertainties and contingencies include, but are not limited to, the factors set out in “Item 3.D Risk Factors” (“cautionary statements”).

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

*     *     *     *     *

In this annual report, references to the “Company”, “we”, “us” or “our” are to Head N.V. and its subsidiaries, references to “Head Holding” are to our intermediate holding company subsidiary, Head Holding Unternehmensbeteiligung GmbH and its predecessor company, and references to “HTM” are to our primary operating subsidiary, HTM Sport-und Freizeitgeräte AG.

“Head”, “ Titanium Tennis”, “Intelligence”, “ Intellifiber”, “Intellichip”, “ Airflow”, “Prestige”, “ Radical”, “Microgel ”, “Xenon”, “Chipsystem”, “ Cool Thang”, “Superframe”, “Flexpoint” , “Metallix”,   “Head Magnum”, “Munari”,  “Tyrolia” , “Free Flex”, “Rail Flex”, “Powerframe”, “Protector ”, “Penn”, “Mares”, “Ezon”, “Edge ”, “Mojo”, “ Cyber”, “Liquid Skin”, “Contour Tech” and “Nemo ” are our trademarks.  All other trademarks, service marks or brand names appearing in this annual report are the property of their respective holders.

We have rounded percentages and some amounts contained herein for ease of presentation, and some amounts may not total due to this rounding.

ITEM 1:     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2:     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3:     KEY INFORMATION

3.A. Selected Financial Data

The following table presents selected financial and operating information. This information should be read together with ‘‘Item 5. Operating and Financial Review and Prospects’’ and our consolidated financial statements and the notes thereto included in this annual report. Unless otherwise indicated, all amounts are provided in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Historical results are not necessarily indicative of the results that may be achieved during any future period.

All International Financial Reporting Standards issued by the IASB, effective at the time of preparing the consolidated financial statements and applied by the Company, have been adopted for use in the European Union by the European Commission. The consolidated financial statements of the Company also comply with IFRS as adopted by the European Union. Therefore the term “IFRS” is used in this report.

The selected consolidated financial information as of and for each of the four years ended December 31, 2007, 2006, 2005 and 2004, has been extracted or derived from our consolidated financial statements and the notes thereto, which have been audited by PwC Wirtschaftsprüfung GmbH.

The date of the Company’s first-time adoption of IFRS was January 1, 2004. It would not be possible without unreasonable expense to produce IFRS consolidated financial information for the year ended December 31, 2003.

	Year Ended December 31,
	2007	2006	2005	2004
	(in thousands, except per share data)
Income Statement Data:
Total net revenues	€320,992	€366,762	€359,566	€374,996
Operating profit (loss)	€(686)	€19,978	€15,652	€11,181
Gain on sale of property (1)	€--	€--	€5,876	€4,665
Restructuring costs (2)	€(2,033)	€--	€(5,073)	€(1,895)
Income tax expense (3)	€(232)	€(4,499)	(348)	(22,858)
Profit (loss) for the year	€(11,154)	€4,415	€6,728	€(31,066)
Earnings per share - basic (4)
Profit (loss) for the year	€(0.31)	€0.12	€0.19	€(0.86)
Earnings per share - diluted (4)
Profit (loss) for the year	€(0.31)	€0.12	€0.18	€(0.86)
Weighted average shares outstanding (4)
basic	36,479	36,220	36,220	36,189
diluted	36,479	36,968	36,953	36,189

Balance Sheet Data:
Cash (5)	€30,264	€43,628	€49,460	€47,728
Total assets	€389,322	€422,560	€432,340	€430,355
Total debt	€154,763	€158,016	€161,716	€178,187
Share capital	€398	€7,964	€7,964	€7,964
Number of shares issued	39,821	39,821	39,821	39,821
Capital repayment per share (6)	€0.19	€0.25	--	--
Total equity	€133,017	€155,888	€166,459	€153,346

Other Financial Data:
Cash provided by (used in) operating activities	€(2,724)	€23,122	€30,159	€1,903
Cash used in investing activities	€(674)	€(16,172)	€(9,985)	€(20,323)
Cash provided by (used in) financing activities	€(8,468)	€(11,158)	€(16,516)	€28,534

(1)   In 2005, the gain on the sale of property resulted from the sale of our property in Estonia. In 2004, we recorded a gain from the sale of our premises in Ireland.
(2)   In 2007, restructuring costs of €2.0 million mainly consisted of termination costs of €1.6 million relating to the transfer of parts of the ski production from the site in Kennelbach, Austria, to České Budejovice, Czech Republic, and €0.4 million relating to the closure of a production site in Italy. In 2005, restructuring costs consisted of €3.2 million as a result of the outsourcing of the tennis racquet production from Kennelbach and České Budejovice to China, of which €0.8 million related to severance payments for employee terminations, €1.4 million related to impairment of fixed assets and €0.9 million related to production inefficiency. In addition, €0.6 million of restructuring costs related to employee severance costs resulting from the restructuring of the production of ski bindings and €1.3 million related to personnel costs in connection with the restructuring program in Italy. In 2004, restructuring costs included costs for facility closures in Ireland of €1.3 million and Estonia of €0.4 million.
(3)   In 2007, a reduction of the German income tax rate by 9% caused a write-down of deferred tax assets on tax losses carried forward of € 1.4 million. Income tax expense in 2006 increased mainly due to an adjustment of tax loss carry forwards in Austria of €4.3 million. In 2005, we recorded a non-taxable gain of €5.9 million on a sale of property. The increase in income tax expense in 2004 was mainly due to a reduction in the Austrian income tax rate which led to a decrease in deferred tax assets resulting from tax losses carried forward of €20.2 million.
(4)   Earnings per share and weighted average shares outstanding on a diluted basis give effect to all outstanding options calculated under the treasury stock method. For the years ended December 31, 2007 and 2004, the number of options that were outstanding but not included in the computation of diluted net loss per share because their effect would have been anti-dilutive was 740,900 and 747,850, respectively.
(5)   Cash includes cash and cash equivalents, and in 2007, 2006, 2005 and 2004 included restricted cash of €2.5 million, €3.2 million, €4.0 million and €4.7 million, respectively.
(6)   See “Item 5.B. – Liquidity and Capital Resources”.

Exchange Rates

In this report, references to “euro” or “€” mean the common currency for 15 member states of the European Monetary Union, and references to “U.S. dollars”, “dollars” or “$” mean United States dollars.  In some cases, this report contains translations of U.S. dollar amounts into euro solely for the convenience of the reader. You should not construe these translations as representations that the U.S. dollar amounts actually represent these euro amounts or could be converted into euro at the rate indicated.

Unless otherwise indicated, euro amounts have been translated from U.S. dollars and other foreign currencies to euro based on the European Central Bank rates on December 31, 2007. For a discussion of the impact of the exchange rate fluctuations on our financial condition and results of operations, see “Item 3.D Risk Factors”, “Item 5 -- Operating and Financial Review and Prospects” and “Item 11 -- Quantitative and Qualitative Disclosures about Market Risk”.

The table below shows information concerning the European Central Bank rates for euro for the years ended December 31, 2007, 2006, 2005 and 2004 expressed in U.S. dollars per 1.00 euro.

	Years Ended December 31,
	2007	2006	2005	2004

High	1.4874	1.3331	1.3507	1.3633
Low	1.2893	1.1826	1.1667	1.1802
Average (1)	1.3705	1.2556	1.2441	1.2439
End of period	1.4721	1.3170	1.1797	1.3621

(1)   The average of the European Central Bank rates for euro on each day during the applicable period.

The table below sets forth the period end, high and low exchange rates, expressed in U.S. dollars per 1.00 euro, for the months indicated.

	Period end	High	Low
October 2007	1.4447	1.4447	1.4037
November 2007	1.4761	1.4874	1.4423
December 2007	1.4721	1.4741	1.4349
January 2008	1.4870	1.4895	1.4482
February 2008	1.5167	1.5167	1.4513
March 2008	1.5812	1.5812	1.5196

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

As of March 31, 2008, our shares have been delisted from the NYSE.  See “Delisting from the NYSE and Deregistration from the SEC” at the beginning of this annual report.

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

In recent years we have observed declining demand overall in the global ski and tennis markets. An estimated 6.5 million pairs of skis were sold per year worldwide in the late 1980’s, whereas approximately 4.1 million pairs were sold in 2006. In 2007, approximately 3.0 million pairs were sold. New trends like the Park & Pipe skis could stabilize demand, and snowboard sales have developed from approximately 0.8 million boards sold in 1995 to a peak of approximately 1.6 million in 2000, and approximately 1.2 million sold in 2006. In 2007, approximately 1.0 million snowboards were sold. The general decline in demand in the tennis market has been observed since the period of peak demand in the early 1990’s.  We believe this decline is due to competing leisure activities, including computer games and the Internet. We and the sporting goods industry in general are dependent on the tastes of the sporting public and its priorities in spending on leisure activities. A further decrease in interest in skiing and tennis would cause a decline in the size of the markets from which we derive most of our sales and could thus cause a decline in our revenues and consolidated operating results.

Our failure to introduce innovative products to the market could adversely affect our sales and margins.

Our success is dependent in part on our introduction of innovative products that represent an improvement over existing products that we or other manufacturers offer. We believe that our future growth and success will depend significantly on our continued ability to identify, develop, introduce and market innovative sports products such as our Head Intelligence skis and snowboard equipment, our Head Titanium, Head Intelligence, Head Liquidmetal, Head Metallix and Head Microgel series of tennis racquets, and our Mares line of diving equipment. However, we cannot assure you that our product innovations will lead to improved business or financial performance. Our operating results may fluctuate as a result of the amount, timing and market acceptance of new products that we or our competitors introduce. In addition, our failure to introduce new, innovative products will adversely affect our margins because margins on the sales of sports products tend to decline over time with the entry of competitive products into existing markets.

Economic conditions, weather and other factors beyond our control have caused and could continue to cause a decline in demand for our products.

We and the sporting goods industry in general are dependent on the economies in which we sell our products, and in particular on levels of consumer spending. Economic conditions affect not only the ultimate consumer, but also retailers, our primary direct customers. As a result, our results may be adversely affected by downward trends in the economies in which we sell our products. Adverse weather also can cause a significant decline in our sales, as in 2007 when the poor snow conditions globally during the 2006/2007 season substantially reduced revenues for our Winter Sports products and negatively impacted our consolidated operating results. In addition, the occurrence of events that adversely affect economies or international tourism, such as terrorism or regional instability, continue to adversely affect leisure travel and related discretionary consumer spending, which can have a particularly negative impact on our diving business.

Shifts in currency exchange rates may adversely affect our results of operations.
We operate in a multi-currency environment in which a portion of our revenues and expenses are denominated in currencies other than the euro. Approximately 32% of our revenues were denominated in U.S. dollars in 2007. As a result, we are subject to currency translation risk and, to a lesser extent, currency transaction risk. Currency translation risk arises because we measure and record the financial condition and results of operations of each of our subsidiaries in their functional currency and then translate these amounts into our reporting currency, the euro. We incur transaction risk when one of our subsidiaries enters into a transaction using a currency other than its functional currency, although we reduce this risk by seeking, when possible, to match our revenues and costs in each currency. We also hedge part of our firm commitments for sales to Japan, United Kingdom, Switzerland and Canada. Accordingly, shifts in currency exchange rates may adversely affect our results of operations. See “Item 5.A. – Operating Results – Factors Affecting Revenues”.

We are dependent in part on the performance of third-party suppliers, which may cause delays in filling orders, affect the quality of some products or affect the image of our trademarks.   Some of our key products are produced in single locations.

As a result of our business rationalization and cost reduction efforts, we outsource a substantial portion of our manufacturing to third parties in Europe, such as in Austria (snowboards), Czech Republic (binding assembly), Italy and Bulgaria (diving products), and in Asia, such as in China (tennis racquets, badminton products, accessories, snowboards, snowboard bindings, snowboard boots, helmets, body protection) and Thailand (diving products). Approximately 38% of our cost of sales in 2007 consisted of fees paid to third-party manufacturers.  Furthermore, a substantial number of our third party licensees, who produce apparel and other products under the Head brand, outsource their manufacturing to third parties.

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

We rely on a combination of patents, trademarks, trade secrets and confidentiality agreements to protect our proprietary technology, rights and know-how. We hold several hundred patents and trademarks, several of which are filed in multiple jurisdictions, including Europe, the United States and Asia. Our major trademarks are registered in our key markets and numerous other countries. We believe our patents and trademarks to be among our most valuable marketing assets and generally seek protection for them in countries where significant existing or potential markets for our products exist. We believe we have taken adequate measures to protect our proprietary information, trade names and trademarks in all our major markets, although not all our trade names and trademarks are proprietary to us for all of our products in all our markets. For example, we do not own the trademark “Liquidmetal” but rather license the name pursuant to an agreement we have with Liquidmetal Technologies, Inc. This agreement had an initial term of four years commencing January 1, 2003, and the parties agreed to extend the agreement under similar terms to December 31, 2011.

We cannot assure you that the measures we (or our licensors from whom we license patents and trademarks) take to protect our intellectual property will afford us adequate protection against patent and trademark infringements, that pending patent and trademark applications will eventually be issued or that the claims allowed for any of our existing or future patents and trademarks will provide competitive advantages for our products or will not be successfully challenged or circumvented by competitors. In addition, we cannot assure you that we will be able to continue to license names for which we do not currently hold trademarks, such as “Liquidmetal”, under the same terms as our existing license agreements or at all.

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

Changes in income tax law in Austria and in other countries have affected, and in the future may again affect, our net income dramatically; additionally, as a result of applicable accounting rules, we may be required to write-down a portion of our deferred tax assets.

As of December 31, 2007, we recognized €69.5 million of deferred tax assets, mainly on Austrian tax losses carried forwards.  We believe it is more likely than not that these deferred tax assets will be realized. Austria and some other countries allow an unlimited carryover of net operating losses. However, a change in income tax law lowering the applicable tax rate could occur, as it did in 2004 in Austria and in 2007 in Germany, requiring us to write down €20.2 million of our deferred tax assets in 2004 and €1.4 million in 2007.  Such a write-down has caused a significant income tax expense and negatively affected our net income, and may occur again in the future.

In addition, as a result of applicable accounting rules, we may be required to consider when we will be able to use our tax loss carry-forwards to offset taxable income and may, as a consequence, be required to write-down a portion of our deferred tax assets.  In the event such a write-down is necessary under applicable accounting rules, it could significantly increase our deferred tax expense and negatively affect our net income.

We may be affected by raw material and energy price increases.

Our production is dependent on the timely availability of certain raw materials whose prices are driven by the oil and steel price development on the world market.  Such raw materials are used in manufacturing, among other items, plastic components for bindings, ski boots and diving fins, carbon-fibers for racquets and metal parts for binding components and ski edges. Changing raw material prices historically have had a material impact on our earnings and cash flows, and are likely to continue to have a significant impact on earnings and cash flows in future periods.  Historically, we generally have not been able to pass on to our customers increases in costs resulting from raw material and energy prices, and have sought other means, particularly through the restructuring of our production processes, to maintain operating margins.   See “Item 5.A. – Operating Results – Factors Affecting Expenses”.

We are indirectly controlled by one shareholder whose interests may conflict with yours.

Head Sports Holdings N.V, and its shareholders controlled 19,825,966 shares, or approximately 49.8% of our issued shares, as of March 31, 2008. Head Sports Holdings N.V., a Netherlands Antilles corporation, and its shareholders are controlled by Johan Eliasch and his family members. Head Sports Holdings N.V. has the power to approve the nominations of our executive officers, approve the proposed actions of the Supervisory and Management Boards, change our core business, cause us to engage in transactions with affiliated companies, cause or restrict the sale of our assets, control our dividend policy and make other fundamental corporate decisions.

The business of Head N.V. is carried out primarily by a Management Board, which appoints our executive officers, and is overseen by a Supervisory Board. Under Head N.V.’s articles of association, a Dutch foundation called the Stichting Head Option Plan has the power to nominate all members of the Management Board, appoint one-third of the Supervisory Board and nominate the remaining members of the Supervisory Board. The Board of the Stichting is controlled by Head Sports Holdings N.V., the entity controlled by Johan Eliasch and his family members, jointly with Johan Eliasch.

The special power of the Stichting ceases when Johan Eliasch or his affiliates or family members cease to control the Stichting or cease to beneficially hold any of Head N.V.’s shares. In general, a two-thirds majority of shareholders voting at a general meeting of shareholders may remove members of the Management and Supervisory Boards, and the articles of association, including the rights of the Stichting, also may be amended (at the proposal of the Management Board and with approval of the Supervisory Board) by a two-thirds majority of shareholders. Therefore, as a result of his control over the Stichting, Johan Eliasch will retain the power to nominate and essentially control the election of the Management and Supervisory Board members and other executive officers so long as he holds any of Head N.V.’s shares until there is an amendment to the articles of association to remove the rights of the Stichting.

As a result of our decision to delist our shares from the New York Stock Exchange, it is no longer possible to trade our shares on a national market in the United States.  If we are unable to deregister our shares from the U.S. Securities and Exchange Commission, we will continue to bear related management and financial costs.

At our Annual General Meeting in May, 2005, our shareholders authorized the Management Board to apply for a delisting from the New York Stock Exchange and to terminate the “Common Share Agreement” between The Bank of New York and us. On March 10, 2008, we announced our intention to delist our shares. On March 21, 2008, we filed a Form 25 with the Securities and Exchange Commission (the “SEC”). The delisting from the NYSE became effective on March 31, 2008 and as of this date it is no longer possible to trade our shares on a national market in the United States. In addition, the delisting from the New York Stock Exchange will be followed by the deregistration of our shares from the U.S. Securities and Exchange Commission, if possible under applicable regulations.

See “Delisting from the NYSE and Deregistration from the SEC” at the beginning of this annual report.  Although we intend to deregister our ordinary shares from the SEC, we may not be able to deregister if the conditions required for deregistration under SEC rules are not satisfied.  In the event we are not able to deregister, we will continue to be required to comply with the reporting and other requirements of the SEC applicable to publicly held companies, and hence bear the related management and financial costs.

ITEM 4:     INFORMATION ON THE COMPANY

4.A.  History and Development of the Company

We are a leading global manufacturer and marketer of branded sporting goods serving the skiing, racquet sports and diving markets. We have created or acquired a portfolio of brands — Head (principally alpine skis, ski boots, bindings and snowboard products and tennis, racquetball and squash racquets, tennis balls and badminton products), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings) and Mares (diving equipment). Our key products have attained leading market positions and have gained visibility through their use by many of today’s top athletes.

With a broad product offering marketed mainly to middle to high price points, we supply sporting equipment and accessories to all major distribution channels in the skiing, racquet sports and diving markets, including pro shops, specialty sporting goods stores and mass merchants. Our products are sold through over 31,000 customers in over 85 countries and target sports enthusiasts of varying levels of ability and interest ranging from the novice to the professional athlete. Our strongest presence has traditionally been in Europe, and we have been successful in building market share in the United States, the next largest market for our products after Europe, as well as in Japan.

Our Head ski division traces its origins to 1950 when it was founded by Howard Head, the inventor of the metal ski.  In 1970 and 1971, AMF Incorporated acquired the predecessors of our Head ski, Tyrolia bindings and Mares diving divisions, which collectively became known as AMF’s Sport Product Group.  In 1989, HTM Sports Holding B.V., a company formed by Freeman Spogli & Co. and a group of Japanese investors, acquired the companies that comprised the Sports Product Group in addition to the predecessor of our ski boot activities.  In 1993, this company was sold to Austria Tabak, the then Austrian government-owned tobacco monopoly, which held the company through what today is known as HTM Sport-und Freizeitgeräte AG, or “HTM”.  Following its purchase by Austria Tabak, HTM began experiencing financial difficulties. In January 1996, our intermediate holding company subsidiary, Head Holding Unternehmensbeteiligung GmbH, or “Head Holding”, acquired HTM from Austria Tabak for ATS (Austrian Schillings) 10 million (€0.7 million) pursuant to a Share Purchase Agreement dated September 20, 1995.

Over the last six decades, we have become one of the world’s most widely recognized developers and manufacturers of innovative, high-quality and technologically advanced sporting equipment. Our focus continues to be on our core products of skiing, tennis and diving equipment. In order to expand market share and maximize profitability, we have increased our emphasis on marketing and new product development, leveraging further our brands, global distribution network and expertise in manufacturing. We have added complementary product lines and premier brands through acquisitions, including the diving products company Dacor in 1998 for $2.3 million (€ 1.8 million) and the tennis ball manufacturer Penn for $40.6 million (€31.2 million) in 1999. In October 1999, we acquired the Blax and Generics snowboard businesses for $0.7 million (€0.5 million), and we now market their products under the Head brand.

Principal capital investments and divestitures.  For a discussion of our capital investments and divestitures in connection with our efforts to reduce costs and rationalize our manufacturing, see “Item 5A. Operating Results  --  Business Rationalization” and “—Business Venture Agreement”.  For a discussion of our capital expenditures to be incurred in connection with the replacement and/or improvement of our manufacturing equipment, see “Item 5.B - Liquidity and Capital Resources - Capital Expenditures; Research and Development”.

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

Industry Overview

Winter Sports Market

We define the winter sports market as the market for alpine skis, ski boots and bindings, and snowboard equipment. We estimate that there are approximately 50 million skiers and 8 million snowboarders active worldwide and that the market for winter sports equipment in 2007 was approximately €860 million at the wholesale level, consisting of €280 million for skis, €140 million for bindings, €190 million for boots and €250 million for snowboard equipment. The ski market consists predominantly of Europe, North America and Asia, with Europe constituting approximately 55% of the world market in 2007, the United States and Canada approximately 32% and Japan approximately 9%. The snowboard market is led by North America, followed by Europe and then Japan.

Ski sales have traditionally been the primary component of the winter sports market, with trends in ski sales directly affecting sales of bindings, ski boots and other ski accessories. The market for skis, however, has undergone a transformation in the past 15 to 20 years by declining from an estimated 6.5 million pairs sold per year worldwide in the late 1980’s to approximately 4.1 million pairs sold in 2006. In 2007, approximately 3.0 million pairs were sold. The reduction in ski sales resulted primarily from a shift in preference among some consumers from skiing to snowboarding in the early 1990’s, an absence of significant product innovation, except for the introduction of the carving ski in 1996, and the severe decline in the Japanese market. The dramatic decline in 2007 resulted from the very bad snow conditions worldwide during the 2006/2007 season. In the last years, the snowboard market developed into a new form of winter sport, and the market increased from 0.8 million boards sold in 1995 to a peak of 1.6 million in 2000 and 1.2 million in 2006. In 2007, 1.0 million boards were sold duel to very bad snow conditions worldwide during the 2006/2007 season.

The ski bindings market declined from approximately 5.9 million pairs sold per year in the early 1990’s to approximately 4.1 million in 2006. In 2007, 3.0 million pairs were sold. The ski boot market increased from 3.6 million pairs sold in 2003 to 4.0 million pairs in 2006. In 2007, 2.8 million pairs of ski boots were sold.

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

Carving skis have proved popular with skiers. Carving is designed to capture the feel of snowboarding with greater control and allows for turns to be executed at high speed, making skiing easier for skiers of all abilities. Based on our market knowledge and experience we observed that these features made skiing more fashionable for all groups, that carving will continue to dominate the category at the expense of traditional skis and that some snowboarders will shift to carving skis. Industry observers also believe that growth in carving skis has helped to stabilize the overall ski market in the early 2000’s, thereby partially offsetting the declining industry trend. New trends like the Park & Pipe skis, skiercross skis and fat off-piste (freeride) skis show the vitality of the sport. Products targeted specifically at women have become an important factor in sporting goods in general, and are becoming an important factor in winter sports products in particular.

Racquet Sports Market

We define the racquet sports market as the market for tennis, squash, badminton and racquetball racquets, accessories and footwear and for tennis balls and racquetball balls. We estimate that the market for tennis racquets in 2007 was approximately 10 million units, with a value of approximately €330 million at wholesale level. Based on information currently available we assume the global tennis racquet market has grown in 2007 between 3% and 8% in both units and value as compared to 2006. We believe that these favourable developments are a result of the launch of many new products by several key players in the industry.

We estimate that worldwide sales of tennis balls was approximately €200 million at the wholesale level in 2007, with approximately 25 million dozen tennis balls sold. The United States and Europe each represented more than 30% of the 2007 world market. In 2007, we estimate that the global market for tennis balls increased by approximately 5% in units but remained relatively stable in value compared to 2006. We believe the favourable development in units sold is a result of an increase in participation due to many grass roots activities implemented by various constituents of the market. Key European markets have grown in unit volume in 2007 although revenues remained flat, reflecting a deterioration in average selling prices due to intense competition as well as the decline in value of the U.S. Dollar.

Market developments in both tennis racquets and balls in revenue were negatively impacted by the strengthening of the euro as sales in weaker currencies translated into fewer euros.

Diving Market

We define the diving market as the market for diving equipment, wetsuits, dry suits and diving accessories. We estimate the worldwide wholesale market at the end of 2007 was approximately €500 million. We believe that the overall diving market was slightly growing, with the important Western European, United States and Japanese markets showing recovery compared to 2006. The popularity of diving in many emerging economies is increasing, as reflected by increased sales of diving equipment in Russia, Poland, Croatia, Serbia, Ukraine, Thailand and South Africa. The diving equipment market can be divided into a lower segment sold through chain stores with lower average prices and an upper segment sold through specialty stores and diving centers. The lower segment of the market consists primarily of equipment for snorkelling while the upper segment of the market consists of equipment for scuba diving.

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

  • Skis. In 2007, we believe, based on our market knowledge and experience, that Head skis were the number two selling skis in Europe, the largest market for ski equipment in the world based on units sold. We believe we held the number three position globally with 15% of the world market based on units sold.

  • Bindings. Tyrolia bindings also have long been a market leader. In 2007 we introduced Head branded ski bindings and we believe, based on our market knowledge and experience, that Tyrolia/Head combined were the top selling brands of ski bindings worldwide in 2007 in terms of units sold with a combined market share of 21%. In the 2007 season, we also believe we were the largest manufacturer of ski bindings worldwide in terms of units produced (including ski bindings manufactured for others).

  • Ski boots. In 2007, we believe based on our market knowledge that Head ski boots was the number three selling brand in quantity worldwide with a market share of approximately 17%. Our market position reflects a positive trend in volume and average price since the introduction of the Head brand for ski boots in the 1998/1999 season.

  • Snowboard equipment. We have achieved a world-wide market share of approximately 6.5% for snowboard equipment, with comparable market shares for bindings and boots in many European markets, as well as on the Japanese market.

  • Winter sports Protection. Within three years, Head has achieved a recognizable market position with helmets and body protection. The positioning of helmets as comfortable, light and fashionable winter sport product was well accepted by the market. This complementary product line adds to the overall attractiveness of a successful winter sports company.

  • Tennis Racquets. In tennis, we believe Head was the number two brand globally, in Europe as well as in the United States.

  • Penn Tennis and Racquetball Balls. Penn/Head is the world’s leading manufacturer of tennis and racquetball balls by volume sold. In 2007, we estimate that Penn sold approximately half the tennis balls purchased in the United States and, jointly with Head,  held approximately 28% of the tennis ball market worldwide in volume. In 2007, we estimate we held more than 65% of the racquetball ball market in the United States, which we believe accounted for 90% of the worldwide market.

  • Head Tennis Balls. In 2006, we launched the Head tennis ball brand in all markets outside the Americas to take advantage of the strong market share of Head tennis racquets around the world. Penn tennis balls will continue to be marketed and sold in these markets.

  • Diving. Mares is one of the largest producers and marketers of diving equipment in the world. We believe that in 2007 Mares held 13% of the worldwide market in diving equipment.

We have a strong brand identity.  Our principal brands — Head, Penn, Tyrolia and Mares — are among the most widely recognized names in their markets. We reinforce the strength of our brands through a program of endorsements with high profile athletes and sponsorship of major tournaments and other events.

  • Winter Sports. World-class skiracers such as Bode Miller from the USA, Didier Cuche and Ambrosi Hoffmann from Switzerland, Sarka Zahrobska from the Czech Republic, Maria Riesch from Germany, Patrick Staudacher from Italy, Hermann Maier, Johann Grugger and Elisabeth Goergl from Austria and Marco Buechel from Liechtenstein, endorse Head skis.  Bode Miller won the overall World Cup title and the Combination World Cup title, Didier Cuche the Downhill World Cup title, Maria Riesch the Super-G World Cup title and the Combination World Cup title during the 2007/2008 World Cup season. In the Free skiing (park & pipe) segment we endorse two of the dominating athletes in the category Jon Olsson of Sweden and recently added Grete Eliassen of USA/Norway. Both athletes have achieved multiple X-games podium places. In Free Style, Evelyne Leu from Switzerland won the gold medal at the 2006 Olympic Games in Turin and the World Cup 2006 using Head skis. In snowboarding, we have received endorsements from the U.S. athlete Steve Fisher, who won the X-games 2007 and 2004, and the Finnish athlete, Jukka Erätuli, who won the 2002, 2003 and 2005 overall world championship title in the Big Air discipline.

  • Racquet Sports.  Sponsorships and player endorsements are a key part of our global marketing strategy. Head racquets are used by more Top 100 ATP players than from any other racquet brand. Andy Murray from Great Britain, Richard Gasquet from France, Marat Safin and Mikhail Youzhny from Russia, Ivan Ljubicic and Ivo Karlovic from Croatia are some of the highest ranked and highest profiled Head players. We also have a high share of WTA players. Svetlana Kusnetsova from Russia, Amelie Mauresmo from France, Patty Schnyder from Switzerland and Victoria Azarenka from Belarus are amongst the players endorsing our products. Head and Penn are also the official ball of many major tournaments around the world, of the Association of Tennis Professionals (ATP), the Tennis Masters Series and the Tennis Masters Cup. Further many smaller tournaments are also sponsored by Head and Penn to create brand awareness at the grass roots level.

  • Diving. We believe most free diving world records, including the new world record in variable ballast deep free diving (descent with ballast and ascent by hand along the cable) set by Gianluca Genoni in October 2006, have been set using Mares equipment.

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

  • In our Head Intelligence skis and snowboards, we have utilized the technology originally developed for our Head Intelligence line of tennis racquets. Head Intelligence skis and snowboards transfer the energy created by contact with surface of the snow through Intellifibers to absorb vibration and adjust the stiffness of the skis and snowboards based upon speed and snow conditions. Major ski magazines and trade journals have rated the skis highly and we gained added visibility when the skis were used at the 2002 and 2006 Winter Olympics in Salt Lake City, Utah and in Turin, Italy, at the 2003, 2005, and 2007 World Championships in St. Moritz, Switzerland, Bormio, Italy, and Aare, Sweden, and in World Cup ski races since the 2002/2003 season. We have also been a leader in the development of carving skis, and we introduced the first bindings specifically designed for carving skis, which include carving plates and other features designed to improve performance. With our recent introduction of Liquidmetal skis, we have another technological highlight that has helped to maintain or increase our market share in the high end segment of the ski market. With our latest introduction of Hollow Glasfiber Technology (Aircoat) we have provided high performing superlight products to a comfort oriented segment of the market. We have earned an important position in the rental market by developing and marketing innovative rental systems.

  • In ski boots we have introduced in 2007 the new racing line which has been strongly promoted by our new racing team. For the first time in Head ski boot history, our sponsored racers are celebrating important victories in the World Cup competition using Head ski boots and gained the overall, Downhill and Combination World Cup with Bode Miller and Didier Cuche and the women’s Super-G and Combination World Cup with Maria Riesch. In addition we have introduced the new Edge line, which represents the most important line in terms of volume and revenue. We plan to maintain our cost efficiency in production and concentrate on improving our product mix.

  • Following successful market launches with new technologies such as Liquidmetal, Flexpoint and more recently Metallix, in 2007, we brought the Microgel technology to the market. Both players on the professional tour but also average players have responded very well. Within a short period of time some of the new Microgel racquets became our best selling racquets.

  • Mares is a leader in technological innovation in the diving market and holds several key patents on regulators, diving computers and other related products. Both the U.S. Navy and the European Union have certified many of these products.

We employ an integrated marketing program. We consider our marketing approach to be key to promoting and reinforcing the strength of our brands worldwide. Each of our products is supported by an integrated marketing program which is designed to be responsive to the demands of our targeted trade customers.

  • Our marketing techniques include hosting training programs and clinics for in-store personnel, participating in trade fairs, preparing in-store promotional materials and conducting a strong advertising program, including print advertising and point-of-sale merchandising such as displays and samples. As a result, we believe that we have built a strong presence in specialized ski, racquet sports and diving retail outlets in a number of our key geographic markets.

  • In addition, we operate a strong grassroots program, introducing our products to instructors, coaches and other professionals who are in a position to generate interest in a product and influence the decision of the ultimate consumer. Important teaching organizations such as the United States Professional Tennis Association (USPTA) and the Professional Tennis Registry (PTR) are endorsing Head products.

  • We believe the breadth of products we offer in our chosen markets makes us more attractive to our direct customers because it allows them to reduce their number of suppliers, as well as to end users because it simplifies their purchase decision.

  • During the last three years we have continuously implemented a stronger “one to one” marketing approach through web based technologies that allows us to communicate with our customers more directly and inform them frequently utilizing the Head Winter sports email - newsletter.

  • Our new corporate branding and logo which we launched in 2007 enhanced the visibility of our Logo significantly and gave our brand image and products a more unified, contemporary appearance.

  • With our independent snowboard marketing, we position Head in the snowboard world based on corporate guidelines, but catering to a younger, more dynamic market.

We have centralized our tennis racquet production with a third-party manufacturer in China, built a new tennis ball factory in China and further restructured our production of ski and diving equipment. During 2005, we made the strategic decision to outsource our remaining internal tennis racquet manufacturing to a contract manufacturer in China. With the strongly declining dollar we lacked cost competitiveness with our Euro-based cost structure.  While we continue to design and engineer our products in-house, our technically sophisticated tennis racquets are now made at a Head exclusive factory in Shenzhen, China. With this design and manufacturing structure, we protect the quality and proprietary concepts of our products while enabling competitive pricing of our products in the market place.

In July 2005, we signed an agreement with our Business Venture Partner to build a tennis ball factory to produce balls exclusively for sale to us. Operations started in January 2007.

In October 2007, we announced the transfer of parts of the ski production from our site in Kennelbach, Austria, to our site in České Budejovice, Czech Republic, which should take place during 2008. We believe we will gain from lower personnel costs in the Czech Republic and reduced fixed costs. In addition, we began the construction of a new diving manufacturing plant in Bulgaria which should be completed by the middle of 2008. In October 2007, we also approved a restructuring program to outsource selected portions of our production of diving equipment, and to transfer certain manufacturing to the new plant in Bulgaria and to close a diving equipment production site in Italy to increase flexibility and reduce fixed costs.

Our Strategy

Our overriding strategy continues to be the development of innovative products across all of the markets in which we operate. Our business strategy is to capitalize on our competitive strengths in order to increase revenues while improving cash flow and profitability through market share expansion, new product introductions and cost reductions.

Expand Market Share. We continue to focus on expanding our market share, particularly in the United States and Japan, by developing innovative products such as our Head Microgel racquets and strong-selling products such as the Mares Liquid Skin mask and the new branded Head tennis balls.

•
We intend to continue to seek market share growth in European and other markets by our on-going investment in new athletes, technological product development, and branding, despite the difficult market conditions in 2007, due particularly to the impact of poor snow conditions on sales of our Winter Sports products,

•
We intend to increase business in emerging markets such as Asia, Latin America and Eastern Europe by establishing local representative offices in these key regions. To this end Asian markets will be covered from our new offices in Hong Kong and Shanghai.

•
We intend to introduce more new product categories under our well known Head brand, such as Head badminton equipment which was introduced in 2007, and Head tennis footwear which will be launched in 2008.

•
In the skiing market we intend to increase market share and reinforce our product image through further promoting the outstanding performance of our sponsored racers and their use of Head ski equipment. In addition, products tailored to woman’s requirements should positively impact our market share.

•	We intend to expand sales of our snowboard equipment by leveraging our sales, marketing and distribution networks.

•
We intend to increase our penetration of the U.S. market for tennis racquets and other Head products through continued innovations in racquets and an exclusive endorsement agreement with the U.S. Professional Tennis Association (racquets and balls) and a non-exclusive endorsement agreement with the Professional Tennis Registry (racquets only), the two largest tennis teaching organizations globally. Our goal is to become the leading supplier of tennis products and add significantly to the presence of Head racquets in the United States. We believe that the launch of our Head Microgel racquets in 2007 has supported this objective.

•	We intend to increase our penetration of the U.S. market for diving equipment by introducing new products into the Mares line.

Rapidly Develop and Launch New Products.  We intend to continue our tradition of product innovation and development by identifying new product opportunities and moving quickly to launch these products successfully. After we identify a new product opportunity, we rely on our in-house research and development department and the manufacturing facilities available to us to produce the desired product concept. Thereafter, through a combination of our integrated marketing program, high brand awareness and global distribution organization efficiency we are able to introduce the new products to the market rapidly. Recent examples of this approach are our Head Intelligence and Head Liquidmetal skis and snowboards and Head Metallix and Microgel tennis racquets. The Company spent €10.5 million in 2007 and €10.1 million in each of 2006 and 2005, on research and development.

Continued cost management. Beginning in 2003, we have implemented a substantial cost reduction program which has resulted and should continue to result in cost savings and improved operating results. In July 2005, we signed an agreement for the establishment of a company in the British Virgin Islands. The business venture was established to found a company in China which manufactures tennis balls exclusively for sale to us, which we believe, will lead to cost savings beginning in 2009.  Manufacturing began in January 2007.  In 2007, we finalized a restructuring program to reduce production capacity for diving products in Italy and transferred production to Eastern Europe and the Far East.  In 2008, we plan to transfer parts of the ski production from our site in Kennelbach, Austria, to our site in České Budejovice, Czech Republic, to benefit from lower personnel costs. We will outsource parts of the production for diving equipment and close a diving equipment production facility in Italy to gain flexibility and reduce fixed costs. See “Item 5A Operating Results  --  Business Rationalization” and “--  Business Venture Agreement”.

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

Our Products

Winter Sports

Winter Sports products accounted for 42.1% of our total net revenues in 2007.

Head Ski

Our Head ski brand is one of the leading ski brands in the world. We estimate that we had a 15% market share worldwide in 2007. We sell a broad range of carving skis designed for all levels of skiers, from the novice to the professional racer. Our ski products represented 37.0% of our total Winter Sports net revenues in 2007.

The following table sets forth our principal Head ski models:

Line	Target Market	Number of Models	Features
Racing Carver	Expert skiers and racers	6	Extreme stability and precision for
			racing and high performance skiing
Allmountain/ Freeride	Advanced to expert skiers	4	High versatility on piste and offpiste
Big Mountain/ Freeride	Advanced to expert skiers	2	Off piste orientated skis, Powder skis
AT Touring	Advanced to expert skiers	2	Superlight Back country touring skis
Allmountain	Beginner to expert skiers	3	Maximum versatility on piste
Multi Condition	Beginner to advanced skiers	4	Easy-turning and maneuverability for all types of terrain and snow conditions
Park & Powder	Advanced to expert skiers	5	Twintip skis for the terrain park or for offpiste tricks

Women	Beginner to expert female skiers	7	Women specific performance and design
Junior	Young skiers	13	Products for young skiers targeted specifically to the purpose of each sub category – Racing/Allmountain/Park&Powder
Rental	All skiers	10	Products designed specifically to fulfill the needs of the rental business.
Accessories	All skiers	28	Includes ski poles, carrying bags and
			other items

Technology.  We believe that we are an industry leader in the development of innovative and technologically advanced carving skis. Our carving skis are not only different in appearance from conventional skis, but are also differentiated from various other carving skis by patented technical features and directional stability. In February 2002, we introduced a patented “ski management” system — Head Intelligence skis. This product line utilizes the technology we introduced in 2000 with our Head Intelligence line of tennis racquets and incorporates the piezoelectric Intellifiber and Head Chipsystem. Head Intelligence skis transfer the energy created by contact with surface of the snow through the Intellifibers to absorb vibration and adjust the stiffness of the skis based upon speed and snow conditions. This gives the skier more control with less effort. Major ski magazines and trade journals have rated the skis highly. This technology gained added visibility through Head skis being used by our sponsored World Cup ski racers at all World Cup events, as well as at the 2002 and 2006 Winter Olympics and the World Championships in 2003, 2005 and 2007. During the Winter Olympics in Turin in 2006, we presented also our Liquidmetal skis. With our latest introduction of Hollow Glasfiber Technology (Aircoat) we have provided high performing superlight products to a comfort oriented segment of the unisex, as well as women specific, market.

Market Share.  We estimate that the global ski market was approximately €280 million at the wholesale level in 2007. We believe, based on our market knowledge and experience, that in 2007 Head skis were the number two selling skis in Europe and that we held the number three position worldwide based on units sold. We estimate our market share for skis worldwide was 15% in 2007, nearly the double of our estimated market share of 8% in 1996.

Our strategy is to increase our market share through geographic expansion and focused product offerings. We plan to pursue market share growth in the United States and are seeking further opportunities in developing ski markets such as Eastern Europe and, to a lesser extent, South America and China. In 2006, we started a special initiative to increase the popularity of our skis in Colorado, a key market where Head is underrepresented. The initiative included on hill demonstrations, women’s clinics and local advertisements in the major resorts in Colorado.

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

Manufacturing. We manufacture Head skis at our manufacturing plants in Kennelbach, Austria and České Budejovice, Czech Republic, where we use a computerized manufacturing system. As part of our efforts to reduce costs, we have transferred some of our ski manufacturing from our plant in Kennelbach, Austria, to our plant in České Budejovice, Czech Republic and in 2008, we plan to transfer additional manufacturing activities. Through factory automation, we have been able to greatly improve our labor productivity. We use some of our excess capacity to manufacture high performance and carving skis for other branded ski companies.

Bindings

We believe that bindings produced by us were the top selling products in the worldwide ski bindings market in 2007, based on units sold. Our bindings business represented 28.5% of our total Winter Sports net revenues in 2007. It was the first year that we also produced bindings under the Head brand.

The following table sets forth the principal Head /Tyrolia binding products:

Line	Target Market	Number of Models	Features
Racing	Expert and professional skiers	6	Innovative Free Flex PLUS technology (patented)

Freeride Park & Pipe	Young skiers, new target groups	4	Diagonal toe, wider brake, light weight
Railflex	Beginners and advanced skiers	12	Integration system with Double Free Flex, Speedrail, Rail Flex Lite, boot center adjustment and tool free mounting

Light Diagonal	Advanced skiers	4	Different systems featuring Cyber Free Flex Technology (patented) or
			Carve Flex Technology and different
			integrated stand heights
Super Light	All skiers	6	SL Super light and LD Light diagonal
			technology with different integrated
			stand height

Junior	Young skiers	7	Provides safety features for juniors
			and children
Rental	Rental market	7	Adjustable toe and heel parts with unique
			Single Code System. Chip technology for Sym Pro
Women	Female skiers	3	Light weight Rail Flex models
Plates	All skiers	7	Two-piece plates, pre-drilled for Tyrolia models, different stand heights and damping systems

Technology.  We believe that the Tyrolia brand has consistently offered outstanding performance in safety and reliability while introducing technological innovations. In 1996, we were the first to introduce a carving binding line to complement the performance characteristics of the Cyber ski. Free Flex technology allows the heel of the skier to glide freely as the ski bends, optimizing edge grip and ski contour, which facilitates a higher degree of angulations throughout a turn. In 2000, we introduced a new racing technology, Free Flex PLUS, which provides improved traction performance at high speed by eliminating the counter flex motion of the ski.

In 2005, we offered our Rail Flex system for the junior segment. We offer a fully integrated version exclusively with Head skis and a second version with a specific Rail Flex base for all other skis. We are also offering adapted bindings for the Freeride and Park & Pipe segments.

In 2006, we introduced a redesigned junior line with improved performance, and a specific women’s line of light-weight Rail Flex models.

In 2007, we introduced Speedrail based on the existing Rail Flex System but with a new length adjustment feature and easier mounting capabilities for the dealer. For our professional racers we developed a complete new Racing heel and a new Free Flex function called Free Flex Pro. The new Racing bindings show improved performance, as demonstrated by our successes in the World Cup.  For the season 2007/08 it will only be used for the professionals and for retail it was introduced at the ISPO (“Internationale Sportmesse” – International Sports Fair) 2008 in Munich.

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

Market Share.  We estimate that the market for bindings worldwide was approximately €140 million at the wholesale level in 2007, a substantial decrease compared to 2006 due to the extraordinarily warm winter worldwide during the 2006/2007 season. We estimate our market share worldwide in production of bindings was approximately 38% in 2007 in terms of number of units (including production for other Original Equipment Manufacturers - OEMs) and believe that bindings produced from Tyrolia were again the top selling bindings in 2007 in terms of number of units sold.

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

Manufacturing.  All of our Head/Tyrolia bindings are manufactured at our technologically advanced plant in Schwechat and assembled under our supervision in the Czech Republic. Head/Tyrolia bindings consist of over 100 separate components, many of which are made in-house. Most of the assembling is performed by robotics and a smaller part by hand. We also produce bindings for other OEMs.

Ski Boots

We market our ski boots principally under the Head brand name, and we also use the brand name Munari. We also supply private label boots marketed to lower price points. Our ski boot business represented 24.0% of our total Winter Sports net revenues in 2007.

Line	Target Market	Number of Models	Features
Head Racing/Freeride	Racers, experts and freeriders professional skiers	10	New Raptor Project introduced in 2007 with two different lasts has been added to the established S line introduced in 2004 completing the offer in the high end range

All Mountain Performance	Experts to intermediate skiers	8
Edge+ Line introduced in 2007, with a wide range of models targeted to the expert and advanced skier. The Edge+ Line has the important target to renew the Edge line introduced in 2002 which has been the most successful line in its category.

High Performance Women line	Women from good to expert level	4	Dream line introduced in 2005 is the only 4 buckle boot entirely designed for women’s feet and completes the wide offer of different lasts.

Sport/Comfort	Intermediate and beginners	6	EZ-on 2 is introduced in 2005 featuring an easy entry shell construction, Double Power Buckle and Autoski Walk intended to create maximum ease of use and comfort.

Junior	Young skiers (all segments)	8	Junior boots for racers to beginners

Rental	Rental	9	High comfort and reliability for intermediates and beginners

Munari Sport Comfort	Intermediate and beginners	2	Easy walk adjustment, light and user-friendly boots

Junior	Young skiers (all segments)	4	Junior boots for racers to beginners

Technology. In 2007, we introduced a new line of boots, called Raptor. This line has been designed with two different types of fit and with the direct contribution of our racers, including Bode Miller who in particular was involved in all stages of product development. While the boots offer a classic racing style, they feature a new level of skiing performance and excellent comfort. In 2007, we also introduced a revolutionary technology that allows us to create a unique cosmetic design with a graphic treatment over the entire surface of the boots.  In terms of sales, the new Edge+ represents the opportunity to reinforce the strong position of the line in its segment.

Market Share.  We estimate that the market for boots worldwide was approximately €190 million in 2007. We believe, based on our market knowledge and experience that Head ski boots held a solid number three position worldwide in 2007 based on units sold. We estimate that our volume market share (Head and Munari together) in 2007 was approximately 17%, compared to an estimated 9% market share in 1998, reflecting a continuous yearly increase in market share.

Manufacturing.  In 2004, we transferred the production of our ski boots from Estonia to our new factory in Litovel, Czech Republic, which allowed us to improve our efficiency and service. The production transfer from Italy to the Czech Republic was completed with the closure of the injection department in Italy in 2006. Since 2006, we have produced all of our ski boots in the Czech Republic.

Snowboards

We market our snowboard products under the Head brand. These products accounted for 10.5% of our total Winter Sports net revenues in 2007.

The following table sets forth our principal categories of snowboarding products:

Line	Target Market	Number of Models	Features
Boards	Freestyle/Freeride	15
Intelligence Chip Technology and Intellifiber Technology, Dimensional concept: perfect boot-binding-board match, Edge Defender with park and rail boards
Free Flex rail system: innovative binding fixation

Softboots	Freestyle/Freeride	9	BOA and Speed Winch comfort lacing systems, Zone Control liner fixation from outside, CuffCut construction

Softbindings	Freestyle/Freeride	9	New PX line featuring : first tool free adjustable full Contact heelcup highback construction Auto-Open straps: reentry improvement Auto-Lock highback: automatic fixation of highback to heelcup

Rental	Freeride/Freestyle	8	New rental boards with TNT shield protection Color coded Dimensional concept: perfect boot-binding match New Speed disc: tool free angle adjustment

Protection	Freeride/Freestyle	22	Over all styles the lightest helmet line on the market, unique anatomical fit on all body protection styles

Technology.  In 2003, we introduced Head Intelligence with Head Chipsystem in our snowboards and took advantage of the momentum already created in skis at dealers and media. In 2005, we launched the new binding concept – PX- next generation of our powerframe concept bindings. These bindings feature a unique toolfree forward lean adjustment of the highback. Our bindings feature auto-open straps for reentry comfort and autolock highbacks for automatic fixation of the highbacks to the heelcup on top. In 2006, we introduced Speed Winch, Zone Control to maximize our comfort lacing systems. In the rental market Speed Disc and TNT Shield contributed to our overall rental program competitiveness.

We believe that the Head “Rent’n Ride in 58 Seconds Program” introduced in 2003, is still the fastest and most versatile rental system offered to the market.

Market Share.  We estimate that the global market for snowboards was approximately 1.0 million units in 2007 and that our market share was approximately 6.5% worldwide.

Manufacturing.  We rely on contract manufacturers in Austria (snowboards) and China (snowboards, snowboard bindings, boots, helmets, body protection, and bags).

The Protection line for snowboarders and skiers, including helmets and body protection contributes to the overall completeness of our winter sports offer.

Racquet Sports

Racquet Sports products accounted for 39.7% of our total net revenues in 2007. Under the Head brand name, we design, engineer and manufacture a broad offering of tennis, squash and racquetball racquets. We also sell tennis accessories under the Head brand and tennis balls and racquetball balls under the Head and Penn brand name. During the fall of 2006 we also introduced a full range of Head badminton products, including racquets, shuttlecocks, footwear, apparel and accessories. In 2007, we successfully entered the market of tennis footwear with a brand new range that will be shipped into the market in spring of 2008.

Head Racquets

We estimate that in 2007 our Head racquets were the number two brand worldwide. Revenues from racquets amounted to 65.7% of our total Racquet Sports net revenues in 2007.

The following table sets forth the principal Head racquet product lines:

Category	Line	Target Market	Number of Models	Features
Tennis Racquets	Metallix and Microgel racquets	Tennis enthusiasts at all level of play	25	Performance racquets featuring MX and MG technology for enhanced ball control

	Head Flexpoint Series	All levels of play	3	Performance racquets featuring Head Liquidmetal for perfect energy transfer

	ATP, Nano-Titanium and Performance	Entry level players	9	Lightweight value products for short and medium swings

	racquets
	Junior Series	Young players	17	Lightweight racquets for juniors from ages 6 to 14

Squash		All players	15	Racquets for all skill levels and price points

Racquetball		All players	14	Racquets for all skill levels and price points

Accessories		All players	*	A full assortment of Tennis and racquetball accessories
__________

* Not meaningful.

Technology. Over a period of ten years we have gained technological leadership in the tennis market with many new, innovative technologies such as Titanium, Intelligence, Liquidmetal, Flexpoint, Metallix and Microgel. Year-long leading global tennis publications such as “U.S. Tennis Magazine” and the German “Tennis Magazin” thoroughly playtest Head racquets against relevant competitor products and consistently rate new Head racquets amongst their best choices.

Market Share.  We estimate that the market for tennis racquets worldwide was over 10 million units and over €330 million in revenue at the wholesale level in 2007. We believe, based on independent market statistics as well as based on our market knowledge and experience, that Head branded tennis racquets were number two worldwide. We estimate that our market share of overall revenues generated for 2007 was approximately 21% worldwide and that our European market share was 26%.

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

We believe that our significant global market share is partly a result of our strong presence on the professional tennis circuit. Based upon the  December 2007 ATP Tour Entry-List Rankings, Head racquets were used by more than 30 of the top-rated 100 professional male players, including 2000 U.S. Open and 2005 Australian Open Champion Marat Safin, making Head the most used racquet brand used on the ATP Tour. A high share of WTA players also endorse our racquets, including the 2004 U.S. Open champion Svetlana Kusnetsova. Amelie Mauresmo, a previous top ranked player, started to endorse Head products in February 2007. In addition, we operate a strong grassroots program, introducing our products to leading instructors, coaches and other professionals who are in a position to generate interest in a product and influence ultimate customer decisions. As part of this program, we sponsor the world’s largest tennis teaching organizations (based on size of membership), the United States Professional Tennis Association and the Professional Tennis Registry.

We cross-leveraged technologies to create line extensions in Head Squash and Racquetball and the Titanium, Intelligence and Microgel models, which we believe improved our position in other racquet sports markets as well. In 2007, our racquetball racquet market share decreased to 26% in the U.S. racquetball market. We estimate that we were the number two brand in the racquetball racquet market in 2007.

Manufacturing. Production of all of our globally sold racquet sports (except balls) products is outsourced to third-party manufacturers in China and other Asian countries. Only a few minor items are produced in Europe.

Penn and Head Tennis Balls

We believe that Penn is one of the world’s leading manufacturers and marketers of tennis and racquetball balls. Revenues from our tennis ball division amounted to 34.3% of our total Racquet Sports net revenues in 2007.

In 2006, we launched the Head tennis ball brand in all markets outside the Americas to take advantage of Head’s strength in the market for tennis racquets worldwide. Penn balls will continue to be marketed and sold in these markets.

The following table sets forth the principal Penn and Head balls:

Line	Target Market	Number of Models	Features
Tennis Balls
Championship Penn	Frequent players	3	Designed for specific court surfaces
Championship Head	Frequent players	2	Designed for specific court surfaces
Pro Penn USPTA	Teaching professionals	2	Highest quality felt/premium rubber balls

			made for specific court surfaces
Head ATP, No 1 and Pro balls	Top professionals and serious tournament players	3	Balls for tournament play made of long- wearing felt and rubber-coated for moisture/stain resistance;
Penn ATP and Pro Penn		4	Specifically for Germany and Pro Penn for U.S. and International Markets
Pro Penn Stars and Pressure less	Beginners (sold in all channels of distribution	5	Manufactured with less pressure
Penn Titanium	Premium3	2	Titanium enhanced core
Penn Court One	Casual/Recreational	1	ITF approved
Private Label	Casual/Recreational	3	Special orders

Racquetball Balls
Pro	Tournament players	1	Premium price/performance
Ultra-Blue	All players	1	Flagship brand
Titanium	All players	1	Titanium enhanced core

Technology.  Penn and the tennis ball division have introduced many innovations, including:

•	“play related” tennis balls for different court surfaces and high altitude play;

•	optical yellow tennis balls, which have become industry standard;

•	the pull ring can with plastic lid;

•	Smart Optic felt with 19% more visibility; and

•	“Encore” technology for enhanced ball durability.

Market Share.  We estimate that the market for tennis balls is approximately €200 million worldwide, with approximately 25 million dozen tennis balls sold in 2007. We believe Penn was the market leader in 2007. As mentioned for tennis racquets third party market statistics are not currently available for tennis balls to calculate global and regional market shares.

We believe that Penn’s strong market position is a result of the superior quality of our products, economies of scale through our tennis ball manufacturing capacity, which is the world’s largest, and close affiliations with the local grassroots federations and professional tennis circuit in the Americas. In 2006, we introduced the Head brand of tennis balls outside the Americas, leading to growth in our market share in Europe. Penn is the official ball used in many major tennis tournaments in the Americas, while Head is used in other global markets. Sponsorships include the Tennis Masters Cup and Tennis Masters Series events, the ATP Tour and WTA tour events, and some of the Davis Cup and Federation Cup tournaments. We are the exclusive tennis ball sponsor of the Masters Series tournaments, the highest profile tournaments in tennis outside the Grand Slam events. This exclusive sponsorship provides live broadcast brand exposure globally as well as merchandising opportunities. We are also the exclusive tennis ball sponsor of the world’s largest tennis teaching organization, the USPTA, and in 2006, Head became the official ball and racquet of Tennis Europe, the largest regional association of the International Tennis Federation (ITF).

The market for racquetball balls is concentrated mainly in the United States, which we estimate accounts for over 90% of the world market. In the United States, we estimate our market share was approximately 65% to 70% in 2007. Since the early 1990s, annual racquetball balls sales, including Penn racquetball balls sales, have been declining, and we expect the market to remain flat over the next few years.

Manufacturing.  We currently manufacture the majority of our tennis balls and racquetball balls at our facility in Phoenix, Arizona. In 2006, we completed a new tennis ball plant in China, which began producing tennis balls in January 2007 and currently provides products for Asian and European markets.

We have also had for several years an agreement with a South American company, which, in addition to tennis balls sold from our U.S. facility, manufactures and distributes Penn tennis balls in Argentina exclusively for the South American markets.

Head Badminton Products

The Company entered the badminton equipment business in 2007. To support the introduction of our new business, Head formed a partnership with the Danish Badminton Association (DBA) as the organization’s exclusive equipment supplier. With this partnership Head has also secured worldwide television exposure through international tournaments in Denmark, the Denmark Open and Copenhagen Masters. The Denmark Open is the biggest badminton tournament in Europe in prize money and is part of the new

International Super Series introduced by the International Badminton Federation in January 2007.

The following table sets forth our principal categories of Head badminton products:

Line	Target Market	Number of Models	Features
Racquets
Metallix Series	Expert Players	5	Strong and durable
Airflow Series	Women	2	Speed and control
Nano Power and Ti Series	Recreational Players	11	Large sweet spot
Junior Series	Young Players	3	Light and maneuverable
Kit’s	Kids	2	Full equipment set
Accessories
Full range of Accessories incl. bags, strings, grips	All Players	ca. 30	Consistent quality
Shuttlecocks
Feather	Serious Players	6	Consistent quality
Nylon	Recreational Players	3	Consistent quality
Indoor Shoes
Premium	Serious Players	4	Light weight and flexible
Entry Level	Recreational Players	7	Durable
Clothing
Track Suits, Polo Shirts, T-Shirts, Shorts and Dresses		Ca. 70	Attractive designs and breathable materials

Manufacturing. Manufacturing of all of our badminton products is outsourced to third-party manufacturers in China and other Asian countries.

Diving

We believe, based on our market knowledge and experience, that our diving products had an estimated global market share of approximately 13% in 2007. Mares products cover the upper and middle market segments and include several models of air regulators, buoyancy compensator jackets, diving fins, diving masks, snorkels, exposure suits and diving computers. In addition, we offer a variety of air tanks and valves, diving boots and gloves, underwater flashlights, equipment bags, knives and various other accessories and diving instruments. Our diving business represented 15.9% of our total net revenues in 2007.

As part of a strategic decision to unify our diving products under a single brand name, sales of products under the trademark Dacor will be terminated and have already been substantially reduced, and the Sporasub trademark has been sold.

Technology. Mares has historically been the industry’s technological leader and has introduced many ground-breaking diving products ahead of the competition, including plastic fins, underwater guns and high-performance regulators. A large part of Mares’ sales is dependent on patented technology, including air regulators, diving fins and diving masks, including the new Liquid Skin technology.

Market Share.  We estimate that the market for diving equipment was approximately €500 million in 2007 based on exchange rates at that time. We believe, based on our market knowledge and experience, that in 2007 our Mares brand of diving equipment had one of the best market positions in Europe and worldwide at the wholesale level. Our market share worldwide for the Mares brand for 2007 is estimated at 13%.

We are working to expand our presence in key markets such as the United States, where, we believe, Mares held a 6% market share, and in Asia Pacific, we had an estimated 9% market share in 2007. We also expect to grow our global market share through new product introductions and the addition of advanced technological features in our existing products. Many new patents have been applied for in 2007, thus strengthening our product offering. In addition, we expect the fragmented nature of the diving industry to provide increased opportunity for growth.

Manufacturing.  We currently manufacture the majority of our diving products in Italy. We have transferred all of our diving production in Tallinn, Estonia, to our plant in Litovel, Czech Republic. We are focused on in-house production of our high-technology products, such as regulators and computers, and outsource the remainder of our products to manufacturers in countries such as Italy and Thailand. We have made a number of improvements to our manufacturing processes in the last three years to reduce cost and improve efficiency. In addition, we outsourced the assembly of a number of products. In 2008, we expect to finalize a restructuring program to reduce production capacity for diving products in Italy and transfer production to Eastern Europe and the Far East, as a consequence of reductions in sales. We have started the construction of a new diving equipment manufacturing plant in Bulgaria which should be completed by mid-2008.

Licensing

In 1996, we formed a licensing division to capitalize on opportunities resulting from the worldwide brand recognition of the Head name, which has existed for six decades. We believe the Head brand name is associated with innovative, high quality, well-designed, high performance products. Licensing enables us to expand the Head name to additional product categories. Revenues from licensing amounted to 2.3% of our total net revenues in 2007.

Head apparel contributes approximately two thirds of the total royalty income and is licensed in all important markets worldwide (e.g. Europe, U.S., Japan and China). We also grant rights to the Head brand for other product categories such as footwear, luggage, eyewear, watches, equipment, bikes, toiletries and accessories. In addition to Head, we also license the Penn brand name to approximately 10 licensees worldwide, primarily for apparel, footwear and golf products.

Licensing generated revenues of €7.3 million for the Head and Penn brands in 2007. We intend to explore other licensing opportunities for products suitable to the image of our brands. We believe that China may offer considerable potential for a further increase in licensing revenues.

We believe that substantial licensing opportunity exists by capitalizing on the success of our strong-selling products as well as through improved leveraging of our brand portfolio. We also intend to protect and maintain the premium image of our brands by licensing only high quality goods within compatible product lines.

Sales and Distribution

Our products are sold in over 85 countries to approximately 31,000 accounts. Our worldwide sales force comprised approximately 430 people as of December 31, 2007. In addition, we utilize sales representatives and independent distributors to serve specialized markets and related distribution channels.

The table below shows net revenues by geographical area of customers (in thousands):

	For the Years Ended December 31,
	2007	2006	2005

Austria	€27,827	€37,462	€33,308
Italy	24,561	27,929	26,549
Germany	32,455	42,543	41,944
France	27,271	31,546	33,017
United Kingdom / Ireland	13,872	12,621	13,893
Other (Europe)	64,991	74,673	72,465
Asia	26,568	32,885	35,643
North America	96,803	103,525	97,607
Other	15,120	14,270	14,066
Total Revenues	€329,467	€377,454	€368,492
Sales Deductions	(8,475)	(10,692)	(8,926)
Total Net Revenues	€320,992	€366,762	€359,566

Europe

Sales to customers within Europe accounted for 58.0% of our 2007 sales. We have centralized our European distribution organizations for Winter Sports and Racquet Sports products so that Head International GmbH operates as a single distribution company for several key markets. Since January 1, 2004, Head International invoices and ships products to our customers in Switzerland, Germany, Italy and Austria. As a result, all of our invoicing to customers in these markets, and to third-party distributors worldwide, occurs from Head International. The related former European distribution companies function as sales agencies.

North America

Sales to customers in North America accounted for 29.4% of our 2007 sales. We distribute Head, Tyrolia, Penn and Mares through our subsidiaries Head USA and Head Canada. Under Head USA’s leadership, Winter Sports, Racquet Sports and Diving have separate sales/marketing organizations and sales forces but share all administrative and logistical functions. Our goal is to improve distribution to increase penetration in North America and reestablish Head and Tyrolia brand names in the U.S. winter sports market.

The success of our Head Flexpoint, Titanium and Intelligence and Head Liquidmetal racquets has helped to significantly raise Head’s profile as a tennis brand in North America. We hope to further heighten this profile through the endorsement by the U.S. Professional Tennis Association, the world’s largest association of tennis-teaching professionals, and other sales and marketing efforts.

Asia

Sales to customers in Asia accounted for 8.1% of our 2007 sales. In Japan, our largest market in Asia, our winter sports products are distributed by our own subsidiary distribution unit, while our diving products are distributed by third parties. In 2008, we integrated the Racquet Sports distribution organization of a third-party distributor into our own subsidiary in Japan. Customers in Hong Kong are served through our newly found subsidiary in Hong Kong. For the rest of Asia our products are sold only to independent importers or distributors on a wholesale basis. Because we believe that we have significant growth potential in Asia, we are developing closer working relationships with all Asian Head distributors through a newly found subsidiary in Hong Kong and a newly established representative office in Shanghai.

Other Markets

Sales to customers in other markets accounted for 4.6% of our 2007 sales. These markets mainly consist of Latin America, Africa and Australia. We believe the number of countries in these markets in which sales were made exceeded 50 in 2007. Sales of our products to these regions are made by independent importers/distributors.

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

We attribute our consistently successful product launches to our strong emphasis on marketing in all of our divisions. We use marketing strategies directed at retailers, as well as the final end-user of our products, to increase demand. Our marketing strategy for retailers is aimed at educating them on the technical features of our products. We hold clinics for retailers and sales people to inform them about our various product lines. We provide retailers with videotapes, DVDs and product brochures to further educate and assist the retail sales team.

We currently operate several websites including www.head.com, www.ridehead.com, www.tyrolia.com, www.pennracquet.com, and www.mares.com, which advertise our products and list our distributors. In recognition of the penetration of the internet and growth in e-commerce, we have set up a project to expand our usage and reliance on the internet, including:

•	an “Online Management System”, allowing retailers to place and track orders and review credit status; and

•	expanded website content to cover sports and related information. We believe that this project can improve brand recognition and generate incremental sales.

In addition, to create consumer interest, we use product promotions and point of sale advertising with sporting goods chains and through our dealers in each of our product categories. Our website (www.head.com) communication continues to take a more dominant role in our overall advertising.

•
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

•
In order to promote use of the carving ski, we host promotional activities such as Head promotional days, Head  “demo” days and Head test sessions. With respect to the marketing of Tyrolia bindings, we utilize international advertising and promotional activities with a strong focus on brand awareness, new product presentations, dealer promotion tools (catalogs, racing folders, and consumer leaflets), and point of sale materials, product visibility and media advertising.

•
Our snowboarding products are promoted through our sponsorship of top caliber riders, international snowboard camps, special interest media events, snowboarding videos and internet sites. We also have promotions in ski resorts in Europe in which potential customers can try our snowboarding equipment. Sales to end-users are supported by in-store training and point of sale materials.

•
Our Racquet Sports division conducts a variety of marketing programs targeted to a broad range of players, including demonstration programs for consumers and, in coordination with retailers, in-store promotions and dealer incentive programs. We advertise our racquets in specialty tennis magazines and participate in advertising programs with specific sporting goods chains.

•
We operate a strong grassroots program, introducing our tennis products to instructors, coaches and other opinion leaders who are in a position to generate interest and influence the decision of the ultimate customer. For example, through Head and Penn, we participate in the U.S. “Tennis Welcome Center” program, sponsored by the Tennis Industry Association (TIA) and the United States Tennis Association (USTA), which is designed to introduce consumers to tennis through free coaching sessions, equipment and access to courts.

•
Our Diving division advertises in a number of specialized publications worldwide and conducts promotions and media campaigns in stores, diving centers and tourist resorts. Mares achieves high visibility in major specialized magazines as well as larger mass media due to focused partnerships with diving resorts, aquariums and athletes. Special attention is dedicated to the Mares website (www.mares.com), which we believe is considered one of the best in the industry and hosts over half a million visitors per year.

To complement our marketing strategies, we cultivate the endorsement and promotion of our products among athletes. These endorsements emphasize technical performance and increase brand awareness.

•
In Winter Sports, we maintain a strong program of endorsements by high profile athletes, such as Bode Miller and Didier Cuche who won the overall, Downhill and Combination Word Cup in 2007/08, Hermann Maier, Elisabeth Goergl, Maria Riesch who won the women’s Super-G and Combination World Cup in 2007/08, Marco Buechel, Sarka Zahrobska and Patrick Staudacher who won two gold medals in the recent World Championships, Jon Olsson of Sweden and Grete Eliassen of USA/Norway who both enjoyed a number of podium places at the X-Games, Evelyne Leu, who won the gold metal in free style skiing at the Winter Olympics 2006 in Turin and former champions such as “legend” Franz Klammer, the 1976 Olympic Champion, and Patrick Ortlieb, another Olympic Champion. We also have an endorsement arrangement with the Austrian national ski team. In snowboarding, we have received endorsements from the USA athlete, Shayne Pospisil, who is a top rider invited to all main snowboard events, such as Air&Style, X-games and Arctic Challenge, Norwegian athlete Fredrik Evensen, who won the TTR 4* Alts Japan and also performed in main invitational events such as Toyota Big Air, Finnish athlete, Jukka Erätuli, who won the 2002, 2003 and 2005 overall world championship title in the Big Air discipline, as well as from the U.S. athletes Mike Goldschmidt, and Freeride Legend Eric Themel.

•
Our tennis racquet endorsement program is focused and highly selective. Head racquets are used by more Top 100 ATP players than any other brand of racquets. Andy Murray, Richard Gasquet, Marat Safin, Mikhail Youzhny, Ivan Ljubicic and Ivo Karlovic are some of the highest ranked and highest profiled Head players. We also have a high share of WTA players. Svetlana Kusnetsova, Amelie Mauresmo, Patty Schnyder and Victoria Azarenka are amongst the players endorsing our products. Head and Penn are also the official ball of many major tournaments around the world, of the Association of Tennis Professionals (ATP), the Tennis Masters Series and the Tennis Masters Cup. Further many smaller tournaments are also sponsored by Head and Penn to create brand awareness at the grass roots level.

•
Head and Penn are the official tennis balls for many major tennis tournaments worldwide, including ATP Tour and WTA Tour events, the Tennis Masters Series and Tennis Masters Cup. Penn is the exclusive sponsor/supplier of the U.S. Professional Tennis Association and is the official ball of the USTA League Tennis Program as well. Head is the official partner of Tennis Europe.

•
Most free diving world records have been set using Mares equipment. The last record set by Gianluca Genoni in Sharm el Sheikh, Egypt, October 2006, was of 141 meters, variable ballast, which received worldwide recognition.

In August 2007, we entered into an alliance with the global environmental charity, Cool Earth. The partnership will result in a worldwide environmental program. Part of our initiative with Cool Earth is to encourage sports enthusiasts and consumers to increase their own carbon responsibility with Cool Earth. All products we manufacture and sell worldwide under the Head, Penn, Tyrolia and Mares brands will soon feature information about Cool Earth and the global warming issue. We also launched a “Don’t pray for snow.

Do something” advertising campaign in September that featured some of the well-known athletes including ski racer Bode Miller.

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

We believe that our high level of expertise is evident in all our product lines. Since Howard Head developed the first metal ski in 1950, we have consistently introduced new materials and processes into the manufacture of skis, including fiberglass, graphite, aluminum and titanium and led the industry with the introduction of a complete line of carving skis. We utilize sophisticated manufacturing processes to integrate torsion rib systems in all Head skis in order to produce a torsionally stiff ski without losing softer flexing properties. We have also developed an exponential dampening system for skis and traction plates to promote top performance for all types of skiers. In 2002, we successfully adapted the piezoelectric Head Intellifiber and Head Chipsystem to skis and launched Head Intelligence skis and Head Intelligence snowboards in 2003. In 2003, we introduced the first fully integrated ski-binding system in the lower- and mid-price segment. In 2005, we introduced the new “Supershape” ski, appropriately named because of the pronounced side-cut in the design. We believe that the incorporation of Intelligence Technology, to enable the ski to adapt rapidly to different conditions, and Liquidmetal qualities create a highly competitive product.  In 2007, we have also focused on our range of skis for women with the Head Thang series, which is designed to provide improved edge grip and easy turn initiation for the mid-speed range.

Head ski boots product line has well established research and development resources and is one of the leading innovators, with a long history in ski boot manufacturing. In 2004, we introduced the “full custom system” which allows the width of the boot to be adapted with an internal wedge. In 2006, we introduced a new line of boots, named Dream Thang, specifically designed for women. The project represents the first 4 buckle boot entirely developed specifically for women’s needs in terms of fit and skiing performance.  In 2007, we introduced the new Racing project developed with our Racing Team and the Edge+ line which features important innovation developed in recent years, such as the Double Power Buckles, and an excellent level of comfort and ease of use. With its numerous varieties of different lasts, Head offers the most complete range of products and specific projects for all target groups.

In the area of bindings, we continually introduce new technical features for improved performance, safety and comfort such as new Free Flex systems, the unique safety “ABS” anti-friction toe plates, new and lighter designs of our unique Diagonal safety feature, new integrative solutions with new mounting processes (Rail Flex System), innovative light-weight constructions, as well as changes in styling and appearance in each two- to three-year product cycle. In 2004, Tyrolia also introduced the second generation of Rail Flex, an integrated tool free binding system. In 2005, we offered adapted bindings for the new segments Freeride and Park & Pipe. In 2006, we introduced a redesigned junior line with improved performance and, for women, light-weight Rail Flex models. In 2007, we introduced Speedrail as next step in our Rail Flex system development. We also developed a complete Head branded product line for the 2007/08 season.

Our expertise in tennis racquet design resulted in the 1997 launching of the Head Titanium Tennis series and in 2000 the Head Intelligence racquet technology. Some of these racquets feature a Microchip design, which converts mechanical energy into electrical energy and the result is the first chip-powered, electronically dampened tennis racquet. In 2002, we launched Head Intelligence X, further advancing the performance benefits of the proprietary Head Intelligence technology. In 2003, we introduced the Head Liquidmetal technology in our racquets, which “Fortune” magazine and “Business Week” declared to be one of the best 25 products of the year. Tennis magazines in the United States and Germany also have recognized the state-of-the-art design of this proprietary technology. In 2004, we brought the Protector series of racquets to the market. These are specially designed to address the needs of players with tennis elbow and contain the first-ever Electronic Dampening System (EDS). Our EDS is different from other dampening systems because it reacts immediately upon ball impact, not after, giving a revolutionary vibration dampening. Combined with a special cushioned grip and strings, the system reduces stress on the arm and can alleviate pain symptoms for some players with acute tennis elbow. In 2005, we launched Head Flexpoint, a unique racquet design that allows the user to obtain better control over the ball without sacrificing power. 2006 saw the launch of our technology, Metallix, geared to recreational players. In 2007, we launched a Series of Microgel racquets primarily targeted at the advanced player market. These racquets are also endorsed by some of the best players in the world, such as Andre Agassi, Marat Safin, Andy Murray, Richard Gasquet, Svetlana Kusnetsova and Amelie Mauresmo.

Penn has long been a major source of innovation in the tennis ball market, improving tennis balls through such innovations as the introduction of “play related” tennis balls for different court surfaces and altitudes; optical yellow tennis balls, which have become industry standard; and recyclable plastic tennis ball containers with pull ring and plastic lid.

Mares has almost 60 years history of product innovation and we believe is one of the most advanced research and development centers in the industry. In 2002, Mares invented the new Airtrim Aystem for BCs which eliminates the old style inflators. This technology approach is now also followed by other mayor players in the market and seen as a new standard. Mares has thus renewed some key elements in the area of diving. In 2005, we launched a range specifically tailored to women divers, with a focus on performance, fashion and comfort. In 2007, we launched the Liquid Skin mask, which consists of two different areas of silicone to provide superior comfort in wearing. The technology used to produce this skirt is patented and differentiates us strategically not only by its appearance but also as compared to the growing imports of inexpensive masks produced in Asia. The product turned out to be the most successful mask introduction in the history of Mares diving masks. Most recently, Mares introduced three new regulators and two new diving computers, which achieved considerable market interest.

Customers

We sell our products to approximately 31,000 specialty sporting goods stores, chain stores and department stores in over 85 countries. Our customers vary depending on where our products are sold. Our largest customers include Price Costco, The Sports Authority and Wal Mart in the United States; Victoria, Alpen and Xebio in Japan; Intersport International, a voluntary buying group which distributes our products predominantly in Europe; and Decathlon in France and other European countries.

The payment terms that we offer to customers in our three business areas are consistent with the terms offered by other participants in the market.

Winter Sports. This business area is very seasonal. We start our winter sport sales in July and August, but our customers’ sales to retail customers occur primarily in November and December. Payment by our customers is not contingent upon resale of our product by our customers.  However, the standard practice in this business area is for customers to pay their vendors only after they begin to sell the vendor’s products.  Therefore, as a result of this practice, payment terms for this business area typically exceed 90 days since we receive cash payments between November and February for sales starting in July. In the rental business we agree to payment terms over one year.

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

•
The main competitors to our Head ski brand, are Rossignol, which is owned by Quiksilver; Salomon and Atomic, which are owned by Amer Group Plc; Fischer, which is owned by Fischer GmbH; and K2/Völkl, which is owned by K2 Inc. (acquired by Jarden Corporation). Our Tyrolia bindings division competes primarily with Salomon, Marker and Atomic. With respect to Head ski boots, our main competitors are Salomon and Atomic; Nordica and Technica; and Lange and Rossignol, part of Rossignol S.A, now owned by Quicksilver.

•
The principal competitors of the Head tennis racquet division are Wilson Sporting Goods Co., which is owned by Amer Group Plc, Prince Sports Group Inc., which is owned by a partnership of the Prince Senior Management and the Lincolnshire Equity Fund II, L.P. as well as Babolat, a family owned company out of Lyon/France.

•
The principal competitors of Penn/Head tennis balls are Wilson Sporting Goods Co., and Dunlop Slazenger International. In racquetball balls, our principal competitor is Ektelon, which is owned by Prince Sports Group, Inc.

•	Competitors of the Mares diving division include Scubapro/Uwatec (owned by Johson Outdoor Inc.), Aqualung (a subsidiary of the Air Liquide Group) and Cressi.

Some of our competitors, notably Salomon and Atomic, which are part of the Amer Group Plc, are larger and have greater financial and other resources than we do. We generally compete on a product-by-product basis, and believe that we generally are preserving or acquiring market share as the sporting goods industry consolidates.

Seasonality

As many of its goods, especially Winter Sports goods are shipped during a specific part of the year, the Company experiences highly seasonal revenue streams. Following industry practice, the Company begins to receive orders from its customers in the Winter Sports division from March until June, during which time the Company books approximately three quarters of its orders for the year. The Company will typically begin shipment of skis, boots and bindings in July and August, with the peak shipping period occurring in October and November. At this time, the Company will begin to receive re-orders from customers, which constitute the remaining quarter of its yearly orders. This re-orders inflow may last, depending on the course of weather into the first quarter of the next year. Racquet Sports and Diving product revenues also experience seasonality, but to a lesser extent than Winter Sports revenues.

Materials

As a result of the price increases for oil and steel in the world market, we have faced significant cost increases in plastic components (bindings, ski boots, diving fins), carbon-fibres (racquets) and metal parts (binding components and ski edges) since 2005. Prices for plastic components continued to increase in 2007 partly driven by the energy price increase. In 2007, rubber prices (tennis and racquetball balls) continued to increase because of the increasing demand in China and the weakness in the U.S. dollar.

Patents and Trademarks

Our major trademarks are registered in the United States, throughout the European Union and in several other countries, and we consider trademark protection to be very important to our business. Significant trademarks include Head, Tyrolia, Penn, and Mares. We believe that these trademarks are important in identifying our products and the trademarks are often incorporated prominently in product designs. We do not own the trademark “Liquidmetal” but rather license the name pursuant to an agreement we have with Liquidmetal Technologies, Inc. This agreement had an initial term of four years commencing January 1, 2003, and the parties agreed to extend the agreement under similar terms to December 31, 2011.

We utilize some proprietary or patented technologies in the formulation or manufacturing of a number of our products, including Free Flex technology in the manufacture of our precision bindings, “Dimple” and “Shock Stop” technology in the manufacture of our tennis racquets, “Autowalk” and “Double Power” buckles in the manufacture of Head ski boots and various other proprietary technologies used in the manufacture of our diving products. We also use patents in connection with our Head Titanium tennis racquets and with Head Intelligence technology, particularly the Chipsystem technology. We believe our proprietary information to be among our most important and valuable assets, and generally seek patent protection for our products in countries where significant existing or potential markets for our products exist. We believe we have taken adequate measures to protect our proprietary information in all of our major markets.

We consider our proprietary technology and patent protection to be important to our business. However, we are not dependent on any one patent or set of patents. Some of our recently introduced products like Titanium, Intelligence, Liquidmetal and Metallix tennis racquets, the Mares HUB system and Tyrolia “Super Light” bindings have patents that have many years to run.

4.C. Organizational Structure

We were formed as a public company with limited liability in 1998 and hold 100% of the issued and outstanding share capital of Head Holding Unternehmensbeteiligung GmbH, our intermediate holding company incorporated in Austria.  Our primary operating subsidiary is HTM Sport-und Freizeitgeräte AG, which in turn owns all of our worldwide operating and distribution subsidiaries and is the issuer of our senior notes.  For further discussion of how our Group is managed and controlled, see “Item 3.D Risk Factors”.

The following is a list of Head N.V.’s significant subsidiaries and their country of incorporation:

Subsidiary	Domicile	Proportion of Issued Capital Held
Head Holding Unternehmensbeteiligung GmbH	Austria	100%
HTM Sport- und Freizeitgeräte AG	Austria	100%
Head Sport AG	Austria	100%
Head International GmbH	Austria	100%
Head Austria GmbH	Austria	100%
Head Technology GmbH	Austria	100%
Tyrolia Technology GmbH	Austria	100%
Head Canada Inc	Canada	100%
Head Sport s.r.o	Czech Republic	100%
HTM Sport s.r.o	Czech Republic	100%
Head France S.A.S	France	100%
Head Germany GmbH	Germany	100%
Head UK Ltd	Great Britain	100%
Mares Asia Pacific Ltd	Hong Kong	100%

Mares S.p.A.	Italy	100%
HTM Sports Japan KK	Japan	100%
Head Spain S.L	Spain	100%
Head Switzerland AG	Switzerland	100%
HTM USA Holdings Inc	USA	100%
Head USA Inc	USA	100%
Penn Racquet Sports Inc	USA	100%
Power Ahead Holding Ltd.	British Virgin Islands	70%
Head Sports (Hui Zhou) Corp.	China	70%
Mares Benelux B.V.	Netherlands	50%

4.D. Property, Plant and Equipment

The following table sets forth information as of December 31, 2007 with respect to the manufacturing, production, warehousing and office facilities used by us in our business:

Location	Description	Owned/ Leased	Area (in square meters)
Kennelbach, Austria	Ski manufacturing	Leased	10,185
	Administration, marketing, research	Leased	6,063
	and development
Klaus, Austria	Warehousing	Leased	8,710
Schwechat, Austria	Binding manufacturing	Leased	12,709
	Warehousing	Leased	5,510
	Administration, marketing, research	Leased	1,472
	and development
Neusiedl, Austria	Warehousing	Leased	2,974
Maser, Italy	Ski boot research and development	Leased	1,930
Litovel, Czech Republic	Ski boot and diving products
	Manufacturing Warehousing	Owned Owned	8,122 7,182
České Budejovice, Czech Republic	Ski manufacturing	Owned	5,790
	Warehousing	Owned	4,199
Rapallo, Italy	Diving manufacturing	Owned	1,500
	Warehousing	Owned	2,000
	Administration, marketing, research	Owned	2,500
	and development
Casarza, Italy	Manufacturing	Owned	3,966
	Warehousing	Owned	3,742
Phoenix, Arizona	Tennis and racquetball ball	Owned	13,009
	administration, manufacturing,
	research and development
Daya Bay, China	Manufacturing, warehousing and administration	Owned	15,158

In 2005, we outsourced our tennis racquet production from our sites in Kennelbach, Austria, and České Budejovice, Czech Republic, to a contract manufacturer in China. We closed down our production site for ski bindings in Neusiedl, Austria which we will use for warehousing. Binding assembly is partially outsourced to a partner located in the Czech Republic. We also extended our warehouse facilities in České Budejovice, Czech Republic.

Additionally, we rely on third-party manufacturers in Austria (snowboards), Italy and Bulgaria (diving products), and in Asia, such as in China (accessories and snowboards, bindings, boots, helmets, body protection, badminton) and Thailand (diving products, badminton).

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

ITEM 5:     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. Operating Results

Overview

We generate revenues in our principal markets by selling goods directly to retail stores and, to a lesser extent, by selling to distributors. We also receive licensing and royalty income. As many of our goods, especially Winter Sports goods, are shipped during a specific part of the year, we experience highly seasonal revenue streams. Following industry practice, we begin to receive  orders from our customers in the Winter Sports division from March until June (pre-season orders), during which time we book approximately three quarters of our orders for the year. We typically begin shipment of skis, boots and bindings in July and August, with the peak shipping period occurring in October and November. At this time, we begin to receive re-orders from customers, which constitute the remaining quarter of our yearly orders. This inflow of re-orders may last, depending on the weather patterns, into the first quarter of the following year. Racquet Sports and Diving product revenues also experience seasonality, but to a lesser extent than Winter Sports revenues.

Winter Sports. Retail business for winter sports equipment was dramatically down in the 2006/07 winter season, including the first months of 2007, as a result of poor snow conditions in Europe and parts of the United States and also, the Company believes, as a result of evolving consumer behavior reflecting a continuing trend towards a preference for rental equipment.  The most recent GFK (a German market research group) reports showed the following declines for sales of alpine skis in units from April 2006 through March 2007 compared to the preceding 12 months: Austria down 20%, Switzerland down 23% and Germany down 29%. Based on our own market perceptions, the trend is similar for sales of ski boots and ski bindings. SIA (“Snow Sports Industries America”) reported for the total 2006/07 season a decline of sales in the ski market and the ski boot market by 6% for the US compared to the prior season. For other regions final market figures are not available, but the Company believes, based on its own experience and observation, that most European markets as well as Japan experienced a market decline comparable to that indicated by the GFK report. This market development caused higher inventory levels at the retail level at the end of the 2006/07 season. As a result, retailers placed significantly lower pre-season orders for the 2007/08 season. Sales of snowboard equipment reflected a similar development. A GFK survey for Austria reported a decline in units of pre-season bookings in 2007 compared to 2006 of 30%. Pre-season bookings worldwide for both ski and snowboard equipment, the Company believes, have declined between 25% and 30% in units in 2007 compared to 2006.

Racquet Sports. We estimate that the market for tennis racquets in 2007 was approximately 10 million units, with a value of approximately €330 million at wholesale level. Based on information currently available we assume the global tennis racquet market has grown in 2007 between 3% and 8% in both units and value as compared to 2006, when the global market for racquet sales experienced a decline. We believe that these favourable developments are a result of the launch of many new products by several key players in the industry.

We estimate that worldwide sales of tennis balls was approximately €200 million at the wholesale level in 2007, with approximately 25 million dozen tennis balls sold. The United States and Europe each represented more than 30% of the 2007 world market. In 2007, we estimate that the global market for tennis balls increased by approximately 5% in units but remained relatively stable in value compared to 2006. We believe the favourable development in units sold is a result of an increase in participation due to many grass roots activities implemented by various constituents of the market. Key European markets have grown in unit volume in 2007 although revenues remained flat, reflecting a deterioration in average selling prices due to intense competition as well as the decline in value of the U.S. Dollar.

Diving. After a flat year in 2006, the worldwide diving market showed growth in the United States and Europe in 2007 while Asia remained flat. In 2007, Mares continued its positive trend of 2006 and increased its market shares principally as a result of new advanced products, improved operations and strong performances by the United States and European sales teams.

The Company operates in a multi-currency environment and is subject to currency translation risk and, to a lesser extent, currency transaction risk, principally between the euro and U.S. dollar. See “Item 3.D Risk Factors”, the discussion below regarding the impact of exchange rate fluctuations and “Item 11. Quantitative and Qualitative Disclosure about Market Risk”.

Business Rationalization

As part of our strategy to manage costs, we have undertaken a series of measures to rationalize our manufacturing structure in each of our product lines.

In April 2005, we decided to outsource our tennis racquet production from our European sites in Kennelbach, Austria, and České Budejovice, Czech Republic, to China. As of December 31, 2005, we had recorded €3.2 million in restructuring costs relating to this program, consisting mainly of an impairment of €1.4 million pertaining to machinery and equipment, additional costs of €0.9 million due to production inefficiencies (mainly personnel costs) and €0.8 million of employee severance costs. The fair value of the impaired assets was determined using the discounted cash flow method for cash flows expected to be generated in the future. We largely completed the program during 2005.

In July 2005, we started to restructure our ski binding production and recorded €0.6 million in employee severance costs. This restructuring process was largely finalized at the end of 2005.

In July 2005, we also entered into an important business venture for the manufacture of tennis balls, as described below under “Business Venture Agreement”.

In November 2005, as a consequence of reduced sales in Diving, we approved a restructuring program to reduce our production capacity in Italy and transfer production to Eastern Europe and the Far East starting in January 2006. In 2005, the total costs for the restructuring program were €1.0 million and represented personnel costs. As of December 31, 2005 those costs were fully accrued and €0.9 million were paid in 2006. This restructuring process was largely finalized in 2007 with a final anticipated additional payment of €0.3 million.

In October 2007, we announced the transfer of parts of our ski production from our site in Kennelbach, Austria, to our site in České Budejovice, Czech Republic, which should take place during 2008. For 2007, we recognized €1.6 million in restructuring costs relating to this program, consisting primarily of €1.0 million in employee severance costs, €0.5 million in deconstruction costs and €0.1 million in engineering costs. We believe that this transfer will enable us to benefit from lower personnel costs in the Czech Republic and reduce our fixed costs. We have also started the construction of a new diving manufacturing plant in Bulgaria which should be completed by the middle of 2008.

In October 2007, we also approved a restructuring program to outsource some of our production of diving equipment, transfer a portion of diving production to our newly built plant in Bulgaria and close a diving production site in Italy to gain flexibility and reduce fixed costs. Total costs of €0.4 million associated with this program consist entirely of termination costs and have been fully accrued as of December 31, 2007.

For further information regarding restructuring costs related to our business rationalization programs, see Note 14 to our consolidated financial statements.

Business Venture Agreement

In July 2005, we signed an agreement for the establishment of a company in the British Virgin Islands. The business venture was established to found a company in China which, in January 2007, started manufacturing tennis balls for exclusive sale to us.  We believe that this business venture will lead to cost savings beginning in 2008.  We and our venture partner (the “Business Venture Partner”) have a 70% and 30% interest, respectively, in the newly formed company.  We expect that the total amount to be invested by our Business Venture Partner and us will be approximately €11.2 million ($16.5 million), of which we had invested €8.4 million ($11.4 million) as of December 31, 2007.

In accordance with IAS 27 in connection with SIC 12 this venture qualifies as a special purpose entity due to the fact that the Chinese company was formed to manufacture tennis balls solely on behalf of us. As a result we consolidated this entity and, in accordance with IAS 32, recorded borrowings of €2.0 million ($3.0 million) and €2.2 ($2.7 million) as of December 31, 2007 and 2006, respectively, for the contribution of its Business Venture Partner.

Our Business Venture Partner has the right to receive a guaranteed yearly return of 12% on its investment balance starting for the month after operation began.

Factors Affecting Revenues

As a manufacturer and distributor of branded sporting goods, our revenues are affected by the overall economic trends of our principal geographic markets, mainly Europe, but also the United States and Japan, and related changes in consumer spending on leisure goods. Weather can also affect our revenues. For example, a lack of snow in a particular area in a particular season will result in fewer purchases of skiing and snow boarding equipment and poor weather at a diving location may reduce interest in the sport and related equipment purchases. We believe our global geographic penetration and diversification of sports products help to mitigate any localized adverse impacts from weather. Other factors that can affect our revenues are consumer preferences for renting versus purchasing equipment or based on technical innovations, and the general level of interest in the sports for which we produce equipment. In addition, the rate of leisure travel can affect our revenues as purchases of our equipment are often related to customers traveling to ski and diving destinations.  For further discussion of the factors affecting demand for our products, see “Item 3.D Risk Factors”.

Most of our revenues are denominated in euro, the functional currency of our European operations, and in 2007 approximately 32% was denominated in U.S. dollars. Our revenues are thus affected by movements in the exchange rate of the U.S. dollar and other currencies against the euro. Our revenues are also affected by fluctuations in the value of the currency in which the products are sold relative to the value of the currencies in which production expenses are incurred. For example, appreciation of the euro against the U.S. dollar may adversely affect the revenues or margins from our products manufactured on an euro-cost basis and sold in the United States if they become less price competitive on a U.S. dollar basis or sell for lower prices on a euro basis, which reduces our margins.

Factors Affecting Expenses

We separate our principal expenses into:

•	cost of sales;

•	selling and marketing expenses;

•	general and administrative expenses; and

•	interest expense.

The major components of cost of sales are raw materials and payroll and energy expenses related to the manufacturing of our products. Depreciation of our manufacturing equipment and production sites, as well as research and development expenses associated with the development of our products, are also included in this category.

Since 2005, as a result of the price increases for oil and steel in the world market, we have faced significant cost increases in plastic components (for bindings, ski boots, diving fins), carbon-fibers (for racquets) and metal parts (for binding components and ski edges). Prices for plastic components continued to increase in 2007 partly driven by the energy price increase. In 2007, rubber prices (tennis and racquetball balls) continued to increase because of the increasing demand in China and the weakness in the U.S. dollar.

Selling and marketing expenses are comprised primarily of advertising expenses (including the sponsorship of professional athletes) and payroll expenses related to the selling department. Also included in this category are commission payments to sales teams. General and administration expenses include warehousing expenses and various administrative costs.

Approximately 80% of our annual capital expenditures are for maintenance of our facilities and equipment, including molds and tools. Some product lines change annually as new products are introduced, while others are in use for several years. In 2007, 2006 and 2005, we spent approximately €13.7 million, €15.0 million and €14.6 million, respectively, on facilities and equipment maintenance. Historically, these expenditures were financed through our operating cash flow. In 2007, however, due to the disastrous winter season the main financing source was our cash. We expect our annual capital expenditures to be stable during the next three years due to our reliance on outsourced production.

In connection with ordinary share options granted to officers we have recorded share-based compensation income of approximately €0.2 million and €0.9 million, respectively in 2007 and 2005 and we recorded €1.8 million of expense in 2006. As of December 31, 2007, other long-term liabilities with regards to our stock options amounted to approximately €5.7 million. The change in fair value will be recognized as income or expense over the remaining life of the options. Any further stock option grants will result in additional expense being recognized.

Our expenses, as reported in euro, are also affected by movements in the exchange rate of the euro against the currencies of the countries in which we operate. Of our cost of goods sold and other operating expenses, approximately 61% is recorded in euro whereas approximately 32% is recorded in U.S. dollars. Because a portion of our U.S. dollar revenues are generated from products manufactured on a euro-cost basis, the appreciation of the euro against the U.S. dollar has decreased our revenues when translated into euro and negatively impacted our margins.

Critical Accounting Policies and Estimates

Our consolidated financial statements prepared in accordance with IFRS are dependent upon and sensitive to accounting methods, assumptions and estimates that we use as bases for the preparation of our consolidated financial statements and reconciliation. We have identified the following critical accounting estimates and related assumptions and uncertainties inherent in our accounting policies that we believe are essential to an understanding of the underlying financial reporting risks, and the effect that these accounting estimates, assumptions and uncertainties have on our consolidated financial statements under IFRS.

Impairment of Trade Receivables

We maintain impairment of trade receivables for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional impairment may be required. We specifically analyze trade receivables and evaluate historical bad debt, customer concentrations, customer creditworthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the impairment of trade receivables. These estimations are continually reviewed. Recoveries related to changes in reserves did not occur in 2007.

Impairment of Long Lived Assets

Property, plant and equipment and other intangible assets with a definite useful life are initially stated at cost less accumulated depreciation and impairment loss. Depreciation on property, plant and equipment is computed using the straight-line method over their estimated useful lives. We have determined useful lives of property, plant and equipment after consideration of historical results and anticipated results based on our current plans. Our estimated useful lives represent the period the asset remains in service assuming normal routine maintenance. We review the estimated useful lives assigned to property, plant and equipment when our business experience suggests that they do not properly reflect the consumption of the economic benefits embodied in the property, plant or equipment nor result in the appropriate matching of cost against revenue. Factors that lead to such a conclusion may include physical observation of asset usage, examination of realized gains and losses on asset disposals and consideration of market trends such as technological obsolescence or change in market demand.

Goodwill and other intangible assets with an indefinite useful life are carried at cost less accumulated impairment loss and are tested annually. The classification if an intangible asset has an indefinite useful life is when the future economic benefit is not limited to a certain period of time.

When events or changes in circumstances indicate that the carrying amount may not be recoverable, property, plant and equipment and intangible assets are reviewed for impairment. When such assets’ carrying amount is greater than the recoverable amount of those assets, an impairment loss is recognized equal to the difference between the fair value of the assets and their carrying value. Factors we consider important, which could trigger an impairment review, include the following:

•      significant underperformance relative to historical or projected future results;
•      significant changes in the manner of our use of the acquired assets or the strategy for the related business; and
•      significant negative industry or economic trends.

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

Provision for Product Warranties

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

Realization of Tax Loss Carry Forwards

We recognize deferred tax assets to the amount that we believe is probable to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the amount to be realized, in the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Changes in local income tax rates may also affect deferred tax assets.

As of December 31, 2007, we had approximately €318.7 million of net operating tax loss carry forwards, primarily in Austria. Austria allows an unlimited carryover of net operating losses. Accordingly, we believe it is probable that we will utilize €276.1 million of net operating loss carry forwards to lower cash taxes on future taxable income (see Note 21 to our consolidated financial statements). The realization of operating loss carry forwards is ultimately dependent upon our ability to generate future earnings in the respective jurisdictions. There can be no guarantee that we will generate future earnings.

Standards, amendments and interpretations effective in 2007

IFRS 7, “Financial instruments: Disclosures”, and the complementary amendment to IAS 1, “Presentation of financial statements – Capital disclosures”, introduce new disclosures relating to financial instruments and does not have any impact on the classification and valuation of the Company’s financial instruments.

IFRIC 8, “Scope of IFRS 2”, requires consideration of transactions involving the issuance of equity instruments, where the identifiable consideration received is less than the fair value of the equity instruments issued in order to establish whether or not they fall within the scope of IFRS 2. This interpretation did not have any impact on the Company’s financial statements.

IFRIC 10, “Interim financial reporting and impairment”, prohibits the impairment losses recognized in an interim period on goodwill and investments in equity instruments and in financial assets carried at cost to be reversed at a subsequent balance sheet date. This interpretation did not have any impact on the Company’s financial statements.

Standard and Interpretation early adopted by the Company

IFRS 8, “Operating segments” (effective from January 1, 2009). IFRS 8 replaces IAS 14 and aligns segment reporting with the requirements of the U.S. standard SFAS 131, “Disclosures about segments of an enterprise and related information”. The new standard requires a “management approach”, under which segment information is presented on the same basis as that used for internal reporting purposes. The Company applied IFRS 8 retrospectively and did not determine any changes. The reported segment is consistent with the internal reporting provided to the chief operating decision-maker.

IFRIC 11,”‘IFRS 2 – Group and treasury share transactions”, was early adopted in 2007. IFRIC 11 provides guidance on whether share-based transactions involving treasury shares or involving group entities (for example, options over a parent’s shares) should be accounted for as equity-settled or cash-settled share-based payment transactions in the stand-alone accounts of the parent and group companies. This interpretation does not have an impact on the Company’s financial statements.

Standards, amendments and interpretations effective in 2007 but not relevant

The following standards, amendments and interpretations to published standards are mandatory for accounting periods beginning on or after January 1, 2007 but they are not relevant to the Company’s operations:

-      IFRS 4, “Insurance contracts”;
-      IFRIC 7, “Applying the restatement approach under IAS 29, Financial reporting in hyper-inflationary economies”; and
-      IFRIC 9, “Reassessment of embedded derivatives”.

Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Company

The following standards, amendments and interpretations to existing standards have been published by the IASB but are not mandatory in the financial year 2007 and had not yet been endorsed by the EU at the time the consolidated financial statements of the Company were prepared:

-      IFRS 2 (Amendment) “Share-based Payment”. The amendment to the standard clarifies the terms “vesting conditions” and “cancellations”. The amendment is effective for annual periods beginning on or after January 1, 2009.
-      IFRS 3 (Revised) “Business Combinations” and IAS 27 (Amendment) “Consolidated and Separate Financial Statements”. IFRS 3 is applicable from periods beginning on or after July 1, 2009. The revised standard requires business combinations to be accounted for as acquisitions and gives greater transparency.
-      IAS 1 (Amendment) “Presentation of Financial Statements: A Revised Presentation”. This standard sets out overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. This standard shall be applied for annual periods beginning on or after January 1, 2009.
-      IAS 23 (Amendment), “Borrowing costs” (effective from January 1, 2009). The amendment to the standard is still subject to endorsement by the European Union. It requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The Company will apply IAS 23 (Amended) from January 1, 2009 but is currently not applicable to the Company as there are no qualifying assets.
-      IAS 32 (Revised) “Financial Instruments: Presentation” (effective from January 1, 2009). This standard deals with distinguishing between equity and liability instruments and foresees equity classification of puttable instruments, provided certain conditions are met.
-      IFRIC 14, “IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction” (effective from January 1, 2008). IFRIC 14 provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognized as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. The Company will apply IFRIC 14 from January 1, 2008, but it is not expected to have any impact on the Company’s accounts.

Interpretations to existing standards that are not yet effective and not relevant for the Company’s operations

The following interpretations to existing standards have been published by the IASB and are mandatory for the Company’s accounting periods beginning on or after January 1, 2008 or later periods but have not yet been endorsed by the EU and are not relevant for the Company’s operations:

-      IFRIC 12, “Service concession arrangements” (effective from January 1, 2008). IFRIC 12 applies to contractual arrangements whereby a private sector operator participates in the development, financing, operation and maintenance of infrastructure for public sector services. IFRIC 12 is not relevant to the Company’s operations because none of the Company’s companies provide for public sector services.
-      IFRIC 13, “Customer loyalty programmes” (effective from July 1, 2008). IFRIC 13 clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. IFRIC 13 is not relevant to the Company’s operations because none of the Company’s companies operate any loyalty programmes.

Results of Operations

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

The following table sets forth each line item of our consolidated statement of operations as a percentage of total net revenues for the periods shown:

	For the Years Ended December 31,
	2007		2006		Change
	€	€ %	€	€ %	€
	(in thousands, except percentages)

Total net revenues	320,992	100.0%	366,762	100.0%	(45,770)
Cost of sales	196,911	61.3%	222,597	60.7%	(25,686)
Gross profit	124,080	38.7%	144,165	39.3%	(20,084)
Selling and marketing expense	94,319	29.4%	92,929	25.3%	1,390
General and administrative expense	30,062	9.4%	30,342	8.3%	(280)
Restructuring costs	2,033	0.6%	--	--	2,033
Share-based compensation (income) expnese	(218)	(0.1%)	1,818	0.5%	(2,036)
Other operating income	(1,430)	(0.4%)	(902)	(0.2%)	(528)
Operating profit (loss)	(686)	(0.2%)	19,978	5.4%	(20,664)
Interest expense	(12,592)	(3.9%)	(12,376)	(3.4%)	(216)
Interest income	2,069	0.6%	1,609	0.4%	459
Foreign exchange gain (loss)	287	0.1%	(297)	(0.1%)	584
Profit (loss) before income taxes	(10,922)	(3.4%)	8,914	2.4%	(19,837)
Income tax expense	(232)	(0.1%)	(4,499)	(1.2%)	4,267
Profit (loss) for the year	(11,154)	(3.5%)	4,415	1.2%	(15,569)

Total Net Revenues. For the year ended December 31, 2007, total net revenues decreased by €45.8 million, or 12.5%, to €321.0 million from €366.8 million in 2006. This decrease was due principally to lower volumes of sales by our Winter Sports division and the strengthening of the euro against the U.S. dollar.

The following table sets forth revenues for each of our product categories for each of the years ended December 31, 2007 and 2006:

	For the Years Ended December 31,
	2007	2006	% Change
	(in thousands, except percentages)
Product category:
Winter Sports	€140,533	€188,070	(25.3%)
Racquet Sports	129,836	132,683	(2.1%)
Diving	51,818	48,623	6.6%
Licensing	7,280	8,078	(9.9%)
Total Revenues	329,467	377,454	(12.7%)
Sales Deductions	(8,475)	(10,692)	(20.7%)
Total Net Revenues	€320,992	€366,762	(12.5%)

Winter Sports revenues decreased by €47.5 million, or 25.3%, to €140.5 million from €188.1 million in 2006. This decrease was due to lower sales volumes of all of our winter sports products as a consequence of bad snow conditions globally in the winter season 2006/07 and as a result higher inventory levels at the beginning of the winter season 2007/08 at retailers, which lead to lower “pre-season” orders and re-orders.

Racquet Sports revenues decreased by €2.8 million, or 2.1%, to €129.8 million from €132.7 million in 2006. Despite significant increased sales volumes of our tennis racquets in the fourth quarter due to new product introductions, the strengthening of the euro against the U.S. dollar in the reporting period diminished the euro value of U.S. sales and intensified price competition in the European tennis ball market.

Diving revenues increased by €3.2 million, or 6.6%, to €51.8 million from €48.6 million in 2006. This increase was mainly driven by improved availability throughout the distribution chain on our broad variety of diving products and was negatively affected by the strengthening of the euro against the U.S. dollar in the reporting period.

Licensing revenues decreased by €0.8 million, or 9.9%, to €7.2 million from €8.1 million in 2006, principally due to lower revenues recorded for the first quarter of 2007 and a reduction of the minimum fixed licensing fee for one of our licensing agreements.

Sales deductions consist of sales incentives, which are earned by our customers subsequent to delivery of our product, including cash discounts for volume rebates and other than cash consideration. Sales deductions decreased by €2.2 million, or 20.7%, to €8.5 million from €10.7 million in 2006 due to decreased sales.

Cost of Sales. Cost of Sales decreased by €25.7 million, or 11.5%, to €196.9 million from 222.6 million in 2006.
•
Variable production costs decreased by €20.6 million, or 11.3%, to €161.4 million from €182.0 million in 2006 mainly due to decreased sales volumes, lower personnel expenses and the strengthening of the euro against the U.S. dollar which more than offset the adverse effects of increases in raw material prices.

•
Fixed production costs decreased by €5.5 million, or 18.0%, to €25.0 million from €30.4 million in 2006 due to lower personnel expenses, lower depreciation and a decrease in expenses for third party services. Start-up costs for the tennis ball production facility in China and lower utilization of production capacities of the ski, ski boots and bindings production sites negatively impacted fixed production costs.

•	Research and development expenses increased by €0.3 million, or 3.2%, to €10.5 million from €10.1 million in 2006.

Gross Profit. Gross profit decreased by €20.1 million to €124.1 million from €144.2 million in 2006, reflecting principally lower sales levels. Gross margin decreased to 38.7% in 2007 from 39.3% in 2006, due principally to a lower utilization of production capacity for winter sports products.

Selling and Marketing Expense. Selling and marketing expense increased by €1.4 million, or 1.5%, to €94.3 million from €92.9 million in 2006.
•	Advertising expenses increased by €3.6 million, or 10.7%, to €37.2 million from €33.6 million in 2006 due to higher advertising costs mainly for our sponsored professional ski racers.
•
Variable selling and marketing expenses decreased by €1.6 million, or 7.1%, to €21.1 million from €22.7 million in 2006 mainly due to lower sales commissions and shipment costs as a consequence of decreased sales and the strengthening of the euro against the U.S. dollar.

•	Fixed selling expenses decreased by €0.6million, or 1.6%, to €36.0 million from €36.6 million in 2006 as a consequence of the strengthening of the euro against the U.S. dollar.

General and Administrative Expense. General and administrative expense decreased by €0.3 million, or 0.9%, to €30.1 million from €30.3 million in 2006 mainly due to U.S. dollar-denominated expenses and the strengthening of the euro against the U.S. dollar.

Restructuring Costs. In 2007, we recorded €1.6 million of restructuring expenses related to the transfer of parts of our ski production from our site in Kennelbach, Austria, to our site in České Budejovice, Czech Republic, to reduce fixed costs and €0.4 million in connection with the closing of a production site in Italy and the decision to outsource some parts of production to gain more flexibility in production and reduce fixed costs.

Share-Based Compensation (Income) Expense. For the year ended December 31, 2007, share-based compensation income for our Stock Option Plans amounted to €0.2 million compared to share-based compensation expense of €1.8 million in 2006. The positive effect was mainly due to the decrease of the share price as of December 31, 2007.

Other Operating Income, net. Other operating income, net increased by €0.5 million to €1.4 million from €0.9 million in 2006. This increase was mainly due to the release of an accrual for possible environmental expenses related to the property in Estonia which we sold in 2005 and the sales of the Sporasub brand and of a non consolidated investment. This income was partly offset by lower foreign exchange gains.

Operating Profit (Loss). As a result of the foregoing, an operating loss of €0.7 million was recorded compared to an operating profit of €20.0 million in 2006.

Interest Expense. For the year ended December 31, 2006, interest expense increased by €0.2 million to €12.6 million from €12.4 million in the comparable 2006 period. This increase was mainly due to the expense recorded in our consolidated financial statements in connection with the payment of the return on investment owed to our Business Venture Partner.

Interest Income. Interest income increased by €0.5 million to €2.1 million from €1.6 million in the comparable 2006 period due to higher interest rates.

Income Tax Expense. For the year ended December 31, 2007, income tax expense was €0.2 million, a decrease of €4.3 million compared to the income tax expense of €4.5 million in the comparable 2006 period. The decrease in tax expense reflects lower current income tax expense due to reduced pre-tax results of some of our subsidiaries in a tax paying position. The increase in tax losses, whose deductibility from future taxable profits was probable, was partially offset by a deferred tax expense of €1.4 million as a result of a decrease in the German tax rate and accordingly a decrease in deferred tax assets on tax losses carried forwards.

Profit (Loss) for the Year. As a result of the foregoing factors, we reported a loss of €11.2 million, compared to a profit of €4.4 million in 2006.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

The following table sets forth each line item of our consolidated statement of operations as a percentage of total net revenues for the periods shown:

	For the Years Ended December 31,
	2006		2005		Change
	€	%	€	%	€
	(in thousands, except percentages)

Total net revenues	366,762	100.0%	359,566	100.0%	7,196
Cost of sales	222,597	60.7%	221,536	61.6%	1,061
Gross profit	144,165	39.3%	138,030	38.4%	6,134
Selling and marketing expense	92,929	25.3%	92,053	25.6%	876
General and administrative expense	30,342	8.3%	30,495	8.5%	(153)
Gain on sale of property	--	--	(5,876)	(1.6%)	5,876
Restructuring costs	--	--	5,073	1.4%	(5,073)
Share-based compensation (income) expense	1,818	0.5%	(899)	(0.3%)	2,718
Other operating (income) expense	(902)	(0.2%)	1,533	0.4%	(2,435)
Operating profit	19,978	5.4%	15,652	4.4%	4,325
Interest expense	(12,376)	(3.4%)	(12,808)	(3.6%)	432
Interest income	1,609	0.4%	2,110	0.6%	(500)
Foreign exchange gain (loss)	(297)	(0.1%)	2,121	0.6%	(2,417)
Profit before income taxes	8,914	2.4%	7,075	2.0%	1,839
Income tax expense	(4,499)	(1.2%)	(348)	(0.1%)	(4,152)
Profit for the year	4,415	1.2%	6,728	1.9%	(2,313)

Total Net Revenues. For the year ended December 31, 2006, total net revenues increased by €7.2 million, or 2.0%, to €366.8 million from €359.6 million in 2005. This increase was due to higher sales volumes in our winter sports products. The strengthening of the euro against the U.S. dollar during 2006 and a decline in licensing revenues partly offset this positive development.

The following table sets forth revenues for each of our product categories for each of the years ended December 31, 2006 and 2005:

	For the Years Ended December 31,
	2006	2005	% Change
	(in thousands, except percentages)
Product category:
Winter Sports	€188,070	€177,311	6.1%
Racquet Sports	132,683	132,935	(0.2%)
Diving	48,623	48,937	(0.6%)
Licensing	8,078	9,309	(13.2%)
Total Revenues	377,454	368,492	2.4%
Sales Deductions	(10,692)	(8,926)	19.8%
Total Net Revenues	€366,762	€359,566	2.0%

Winter Sports revenues increased by €10.8 million, or 6.1%, to €188.1 million from €177.3 million in 2005. This increase was due to higher sales volumes in all of our product categories and almost all of our geographic markets as a result of good snow conditions during the winter season 2005/2006, as well as to relatively low inventories at the retail level, which lead to strong pre-season orders of winter sports products from March until June 2006. Reorders from October through December 2006, however, were below prior year levels, as snow conditions were unfavourable in most geographic markets. At retail level we experienced increased demand mainly for racing and junior products during the last part of 2006 as a result of the success of Bode Miller, Marco Buechel, Maria Riesch and Didier Cuche in the World Cup events of Lake Louise, Beaver Creek, Val Gardena and Hinterstoder.

Racquet Sports revenues decreased by €0.3 million, or 0.2%, to €132.7 million from €132.9 million in 2005. Higher sales volumes in racquets and balls were offset by negative product mix. While units and revenue in the U.S. market grew by 1.3% and 1.8%, respectively, in 2006, declines in the European and Japanese markets more than offset these gains.

Diving revenues decreased by €0.3 million, or 0.6%, to €48.6 million from €48.9 million in 2005.  This decrease was mainly due to a special product launch in the first quarter of 2005 (Limited Edition) which was not repeated in 2006. Our growth in the Mares diving business was partially offset by an expected decline in the Dacor diving business, as well as declines in the snorkeling and spear fishing categories due to our emphasis on the promotion of our Mares products.

Licensing revenues decreased by €1.2 million, or 13.2%, to €8.1 million from €9.3 million in 2005.  This decrease reflected the termination of a footwear license agreement which we plan to replace by taking advantage of our own distribution network, and the termination of an apparel license agreement in the United Kingdom which we expect will be replaced in 2007.

Sales deductions consist of sales incentives, which are earned by our customers subsequent to delivery of our product, including cash discounts for volume rebates and other than cash consideration. Sales deductions increased by €1.8 million, or 19.8%, to €10.7 million from €8.9 million in 2005 due to increased sales in winter sports products and higher sales volumes in racquet sports.

Cost of Sales. Cost of Sales increased by €1.1 million, or 0.5%, to €222.6 million from 221.5 million in 2005.
•
Variable production costs increased by €1.9 million, or 1.1%, to €182.0 million from €180.1 million in 2005 mainly due to increased sales volumes and continuing high oil and steel prices on the world market. The high commodities prices led to cost increases in plastic components (for bindings, ski boots, diving fins), carbon-fibers (for racquets), metal parts (for binding components and ski edges) and rubber (for tennis and racquetball balls).

•
Fixed production costs remained stable at €30.4 million due to the reductions in manufacturing costs for ski boots, tennis racquets, tennis balls and diving fins resulting from our business rationalization programs which offset increases in personnel and energy costs.

•	Research and development expenses decreased by €0.9 million, or 7.7%, to €10.1 million from €11.0 million in 2005.

Gross Profit. Gross profit increased by €6.1 million, or 4.4%, to €144.2 million from €138.0 million in 2005 due to increased revenues and the improvement in manufacturing costs resulting from our business rationalization programs. Gross margin increased to 39.3% in 2006 from 38.4% in 2005. The positive development in gross margin was due to our winter sports and diving business and reflected improved production efficiency. Gross margin was also positively affected by the reductions in manufacturing costs for tennis racquets and tennis ball.

Selling and Marketing Expense. Selling and marketing expense increased by €0.9 million, or 1.0%, to €92.9 million from €92.1 million in 2005.
•	Advertising expenses increased by €1.4 million, or 4.3%, to €33.6 million from €32.2 million in 2005 due to higher expenses for our sponsored professional ski racers.
•	Variable selling and marketing expenses decreased by €1.2 million, or 4.9%, to €22.7 million from €23.8 million in 2005 mainly due to lower warranty and bad debt expenses
•	Fixed selling expenses increased by €0.6million, or 1.8%, to €36.6 million from €36.0 million in 2005 in connection with our new branding project.

General and Administrative Expense. General and administrative expense increased by €0.2 million, or 0.5%, to €30.3 million from €30.5 million in 2005.

Gain on Sale of Property. In June 2005, we sold a property in Tallinn, Estonia, previously used for manufacturing purposes, and realized a gain of €5.9 million.

Restructuring Costs. In 2005, we recorded restructuring costs of €5.1 million relating to the reduction of our tennis racquet production in Kennelbach, Austria, and České Budejovice, Czech Republic, and the restructuring program of our  ski binding production. The restructuring costs reflected primarily an impairment of €1.4 million, employee severance cost of €2.7 million of which €1.4 million were accrued, and additional cost due to production inefficiency of €0.9 million. In 2006, we paid €1.3 million and an additional €0.1 million will be paid in 2007.

Share-Based Compensation (Income) Expense. For the year ended December 31, 2006, share-based compensation expense for our Stock Option Plans amounted to €1.8 million compared to share-based compensation income of €0.9 million in 2005. The negative effect was mainly due to the increase of the share price as of December 31, 2006.

Operating Profit. As a result of the foregoing, operating income increased by €4.3 million to €20.0 million from €15.7 million in

2005. Excluding the impact in 2005 of the sale of property (gain of €5.9 million) and restructuring costs (€5.1 million), operating profit increased by €5.1 million compared to 2005.

Interest Expense. For the year ended December 31, 2006, interest expense decreased by €0.4 million, or 3.4%, to €12.4 million from €12.8 million in 2005. This decrease was due to the repurchase of a portion of our 8.5% senior notes in 2005.

Interest Income. Interest income decreased by €0.5 million, or 23.7%, to €1.6 million from €2.1 million in 2005. This decrease was due to the gain of €0.9 million on the repurchase of a portion of our 8.5% senior notes realized in 2005.

Income Tax Expense. For the year ended December 31, 2006, we recorded an income tax expense of €4.5 million, an increase of €4.2 million compared to the income tax expense of €0.3 million in 2005. This increase was due to an adjustment of tax loss carry forwards in Austria. As a result, we recorded a decrease of €4.3 million in tax loss carry forwards. We also recorded additional tax expense resulting from prior year adjustments mainly in Italy, Austria and Canada as well as a non-taxable gain of €5.9 million on the sale of property in 2005.

Profit for the Year. As a result of the foregoing factors, we reported a profit of €4.4 million, compared to a profit of €6.7 million in 2005.

5.B. Liquidity and Capital Resources

Our liquidity needs arise principally from working capital requirements, capital expenditures and asset acquisitions. Given the nature of winter sports, and to a lesser extent racquet sports, our operating cash flow and working capital needs are highly seasonal. See “Item 5.A. Operating Results - Overview” above. Our need for cash is greater in the third and fourth quarters when cash generated from operating activities, together with draw downs from our bank lines, are invested in inventories and receivables. Historically, our primary sources of liquidity have been cash provided from operating activities, proceeds from the issuance of debt and equity securities and borrowings under various credit facilities available to us and our subsidiaries.

Year-end 2007

For the year ended December 31, 2007, net cash used for operating activities increased by €25.8 million to a net cash outflow of €2.7 million compared to net cash generated by operating activities of €23.1 million in 2006. This decrease was due to lower cash from operations as a consequence of higher losses and a higher level of working capital, resulting mainly from substantially higher inventory levels and a substantially lower level of accounts payable. Our operative cash requirements, purchases of property, plant and equipment (net of proceeds) of €11.6 million and the repayment of capital to shareholders of €7.2 million in connection with the reduction of the nominal value of our shares were financed by sales of marketable securities and cash on hand.

At the last Annual General Meeting of the shareholders held on May 30, 2007, the Company’s shareholders approved the resolution to amend the Articles of Association to decrease the nominal value of the shares from €0.20 to €0.01 and to make a capital repayment of €0.19 per share totaling €7.2 million to our shareholders in September 2007.

As of December 31, 2007, we had €154.5 million of total debt, consisting of €111.6 million of 8.5% senior notes due 2014 outstanding, €12.5 million of long-term obligations under a sale-leaseback agreement and a mortgage agreement due 2017, €9.5 million of other long-term debt comprising secured loans in Italy, the Czech Republic and Japan and a liability toward our Business Venture Partner of €2.0 million in connection with its guaranteed return on its investment. Of this total debt as at December 31, 2007, our short-term debt consisted of €21.6 million, due principally to our draw downs of €19.1 million from lines of credit with several banks in Austria and Japan, as well as the short-term portion of our long-term debt. At year-end 2007, we had no commitments for capital expenditures.

As of December 31, 2007, we had €27.8 million cash on hand, mainly in euro, and no available unused credit facilities. In addition, we had €10.2 million in money market funds held in euro which were recognized in our balance sheet as “Available-for-sale financial assets”, and €2.5 million of restricted cash comprised of deposits pledged as collateral for outstanding lines of credit. We do not currently face financing or liquidity issues related to the present difficulties in credit markets.

Although we believe that we will have enough money available to fund our planned working capital and capital expenditures for the next several years, we cannot assure you that we will not require additional financing for our operations.

Year-end 2006

For the year ended December 31, 2006, net cash generated from operating activities decreased by €7.0 million, or 23.2% to €23.1 million from €30.2 million in 2005. This decrease was mainly the result of lower profit for the year and of our higher net working capital requirements in 2006, due to increased trade accounts receivable resulting from increased sales at year end compared to 2005. We used this cash from operations to purchase property, plant and equipment for €15.0 million, to purchase available-for-sale financial assets principally cash bonds for €5.0 million and to repay €9.4 million of our capital stock.

At the last Annual General Meeting of the shareholders held on May 24, 2006, the Company’s shareholders approved the resolution to amend the Articles of Association to firstly increase the nominal value of the shares from €0.20 to €0.45 out of our cash reserves and to subsequently reduce the nominal value of the shares from €0.45 to €0.20. As a consequence of the adoption of the resolution, we made a capital repayment of €0.25 per share totaling €9.4 million to our shareholders in September 2006.

 As of December 31, 2006, we had €158.0 million of total debt, consisting of €111.4 million of 8.5% senior notes due 2014 outstanding, €13.1 million of long-term obligations under a sale-leaseback agreement and a mortgage agreement due 2017, €11.9 million of other long-term debt comprising secured loans in Italy, the Czech Republic and Japan and a liability toward our Business Venture Partner of €2.2 million. In addition, we had drawn down €19.5 million from lines of credit with several banks in Austria, Canada and Japan.

As of December 31, 2006, we had €40.5 million cash on hand, mainly in euro, and no available unused credit facilities. In addition, we had €17.8 million money market funds held in euro which were recognized in our balance sheet as “Available-for-sale financial assets”.

Based upon current operations and our historical results, we believe that our cash flow from operations will be adequate to meet our anticipated requirements for working capital, capital expenditures and scheduled interest payments. In January 2004, we sold €135 million of 8.5% senior notes. With the proceeds of this sale, we redeemed all of our outstanding 10.75% senior notes, paid back certain other debts and retained the remaining funds for working capital and general corporate purposes. As a result of the repayment of certain debt, our available credit facilities have been reduced. Additional financing may be required to fund unanticipated capital and working capital expenditures. Although we believe that we will have enough money available to fund our planned working capital and capital expenditures for the next several years, we cannot assure you that we will not require additional financing for our operations.

Loan and Financing Agreements

Senior Notes.  On July 15, 1999, one of our wholly-owned subsidiaries, Head Holding, issued €100.0 million of senior notes. The notes bore interest of 10.75% per annum, which was payable semi-annually and was to mature in total on July 15, 2006. On January 5, 2000, a registration statement for the exchange of the original 10.75% senior notes for new 10.75% senior notes was made effective by the U.S. Securities Exchange Commission (SEC). On February 9, 2000, this exchange offer was consummated.  In October 2000, we repurchased €30.9 million of our senior notes in a series of transactions using part of the proceeds of our initial public offering. In July 2002, we repurchased another €3.6 million of our senior notes. At December 31, 2003, we had €65.5 million ($82.9 million) of senior notes outstanding. In January 2004, one of the Company’s subsidiaries issued €135.0 million of 8.5% unsecured senior notes due 2014, guaranteed by the Company and certain of its subsidiaries. The notes are listed on the Luxembourg Stock Exchange. With the proceeds from the sale, all of the Company’s outstanding 10.75% senior notes due 2006 were redeemed. The total redemption payment was €70.1 million of which €3.5 million represented the redemption premium. In addition, the Company used a portion of the remaining proceeds to repay €25.8 million of other outstanding debt. In June 2004, the Company repurchased the equivalent of €5.5 million of its 8.5% senior notes for €5.0 million and realized a gain of €0.3 million.  As a result of this transaction, the Company wrote-off €0.1 million of debt issue costs.  In 2005, the Company repurchased the equivalent of €15.7 million of its 8.5% senior notes for €14.3 million and realized a gain of €0.9 million.  As a result of this transaction, the Company wrote off an additional €0.1 million of debt issue costs.  At December 31, 2007 and 2006, the Company had €111.6 million and €111.4 million, respectively of unsecured 8.5% senior notes due 2014 outstanding.

Liability toward our Business Venture Partner. In July 2005, the Company signed an agreement for the establishment of a company in the British Virgin Islands. The business venture was established to found a Chinese company which will manufacture tennis balls for exclusive sale to the Company. The Company and its Business Venture Partner have a 70% and 30% interest in the newly formed company. In accordance with IAS 27 in connection with SIC 12 this venture qualifies as a special purpose entity due to the fact that the Chinese company was formed to manufacture tennis balls solely on behalf of the Company. As a result the Company consolidated this entity. In accordance with IAS 32, the Company recorded a liability of €2.0 million ($3.0 million) and €2.2 million ($2.7 million), as of December 31, 2007 and 2006, respectively, for the contribution of  our Business Venture Partner. The Company’s Business Venture Partner has the right to receive a guaranteed return of 12% per year on its investment balance starting in the month after the operation began. Operations started in January 2007.

Sale-Leaseback. One of the Company’s subsidiaries entered into an agreement on June 28, 2002, whereby it sold land and building to an unrelated bank and leased it back over a 15-year term. The proceeds of this sale were €10.6 million. The Company has the obligation to purchase the property back after 15 years for €8.2 million. The Company may also repurchase the property at its option from the first until the tenth year of the arrangement for the present value of the future lease payments and the remaining residual value. The Company is also required to pay the bank a monthly deposit of €0.01 million, which will be repaid to the Company, plus interest of 6.7%, at the time of repurchase.  Because of the Company’s continuing involvement, this transaction has been accounted for as a financing such that the Company has recorded €10.6 million of cash and long-term borrowings at the inception date of this agreement. At December 31, 2007 and 2006, the remaining obligation under the financing agreement was €10.0 and €10.1 million, respectively.

Mortgage Agreement. In 2002, one of the Company’s subsidiaries entered into a mortgage agreement secured by the Penn Phoenix property with an unrelated financial institution of €4.9 million ($4.8 million) over a 15 year term at an interest rate of 7.33%. At December 31, 2007 and 2006, the outstanding balance of the mortgage was €2.5 million ($3.7 million) and €3.0 million ($3.9 million), respectively, and the carrying value of the property was €1.7 million and €2.1 million as of December 31, 2007 and 2006, respectively.

Other Long-Term Debt. In August 2006, the Company renegotiated the terms of its outstanding credit lines of Japanese Yen (“JPY”) 1,382.9 million (€8.8 million) with a Japanese bank and agreed a semi-annual prepayment of JPY 24.5 million (€0.2 million) for five years. As a consequence the Company reclassified €4.5 million from bank overdraft to long-term debt and €0.2 million to current maturities of long-term debt. Other long-term debt comprises secured loans in Italy and the Czech Republic outstanding with several banks. The weighted average interest rate on other long-term debt was 4.9% and 3.1% as of December 31, 2007 and 2006, respectively. Borrowings mature at various dates through 2011. At December 31, 2007 and 2006, the remaining outstanding long-term debt was €9.5 million and €11.9 million, respectively.

Oesterreichische Kontrollbank Aktiengesellschaft (OeKB). In the second quarter of 2001, the Company’s subsidiaries entered into a new financing agreement providing multiple revolving credit lines with the “Österreichische Kontrollbank” (“OEKB”) which were renegotiated in 2003 for a total amount of €15.0 million secured by all Austrian trade receivables. As of December 31, 2007, the fair value of trade receivables that serve as collateral for the Company’s revolving credit lines was €49.6 million (2006: €60.7 million). As of December 31, 2007 and 2006, we had outstanding borrowings under this line of credit of €15.0, respectively. The weighted average interest rate on this indebtedness was 4.7% as of December 31, 2007 and 3.5% as of December 31, 2006. These loans had been made in the form of credits for specific exports. No more credit facilities are available under these terms of commitment.

Japanese Bank Loans. As of December 31, 2007 and 2006, HTM Sports Japan KK, our Japanese subsidiary, had short-term credit lines with Sumitomo Bank of approximately €4.1 million and €4.3 million, respectively that are renewed annually. We guarantee the payments to Sumitomo Bank in the amount of the outstanding debt. The weighted average interest rate on these loans was 3.0% as of December 31, 2007 and 2.75% as of December 31, 2006, respectively.

Capital Expenditures; Research and Development

In 2007, 2006 and 2005, we spent approximately €13.7 million, €15.0 million and €14.6 million, respectively, on facilities and equipment maintenance (upkeep, replacement and/or improvement). We expect to spend approximately €40 million on investment in property, plant and equipment, including expenditures for maintenance of our facilities and equipment, and €31 million on research and development, in the 2008 to 2010 period.  We expect that these expenses will be financed through our operating cash flow. These expenses will be primarily for the design and manufacturing of products that are scheduled to be introduced and existing products which we expect to continue selling during the period.

5.C.  Research and Development, Patents and Licenses

We believe that we are an industry leader in the development of innovative and technologically advanced sports equipment.  Our research and development groups identify consumer needs and shifts in consumer preferences in order to develop new product ideas and concepts.  In addition, we encourage cross-fertilization of ideas among divisions, which has led to further product innovations. The Company incurred research and development costs amounting to €10.5 million for the year ended December 31, 2007 and €10.1 million for each of the years ended December 31, 2006 and 2005. For patents and licenses the Company incurred €1.2 million, €2.0 million and €0.4 million for the years ended December 31, 2006, 2005 and 2004, respectively. To ensure quality and precision, the majority of our products are designed on our own computer-aided design and manufacturing (CAD/CAM) systems.

5.D. Trend Information

We continue operating in difficult market conditions. In particular, the Winter Sports Market experienced a substantial deterioration in the 2007/08 season declining by an estimated 25% to 30% worldwide due to very poor weather conditions in the 2006/07 season. We do not see this as a long term trend and believe that the market will recover, in part, during 2008.

We expect some weakness in the United States consumer market due to the decline in consumer confidence, and worldwide we anticipate continued pressure on prices.

Based on orders received from our customers during the first quarter 2008, we expect that our revenues in 2008 will be higher than those achieved in 2007 due to a partial recovery of the Winter Sports business.

Our overriding strategy continues to be the development of innovative products across all of the markets within which we operate.

Revenue Growth and Currency Fluctuations

While we report our results in euro, approximately 32% of our revenues are in U.S. dollars and the majority of our manufacturing is on a euro cost basis. As a consequence, currency fluctuations have an effect upon our reported results. Within a given period, the appreciation of the U.S. dollar against the euro will be reflected in higher revenues on a translation basis, and conversely, if the U.S. dollar depreciates, we would expect to show lower revenues.

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

Product Outlook

In Winter Sports we see a trend towards the development of specific new segments, such as Freeride, Park & Pipe and products for women. The poor snow conditions worldwide during the season 2006/2007 had a more pronounced negative impact on the sales of low-end and junior equipment, while high-end models, such as our Supershape models, sold relatively well. For 2008, following the success of our sponsored race team in the 2007/2008 winter season, we will concentrate on improving product mix, especially with Race, Supershape and Monster Skis, as well as with the new Raptor Boot. We have extended the line of Supershape models and also the range of Monster Freeride skis in sandwich construction and have also introduced a number of high-end skis for women. Because most skis are offered as pre-defined sets including a binding, we have launched Head branded bindings to be sold together with all head skis well coordinated in function and design. For the free market on skis we will continue to offer Tyrolia branded bindings. We continually introduce new technical features for improved performance, safety and comfort such as the integrative solutions with new totally integrated tool free systems such as “Speed Rail”, innovative light-weight constructions such as Air-coat technology for the All-mountain Ski line. We have developed a completely new Skiboot “Raptor” designed for the high performance skier and racer.

In protection gear we have extended and coordinated the range of helmets and body protection gear for skier and snowboarder.

In snowboards, where we have renewed our high end range, we plan to maintain our cost efficiency in production and concentrate on improving our product mix. We have also extended and coordinated the range of helmets and protection gear for both the snowboarder and alpine skier.

All Head products for the winter season 2008/2009 are designed according to the new brand guidelines and already bear the new Head Logo and new branding elements.

In Racquet Sports, we launched a new technology, Microgel, during the second half of 2007. We expect no major changes in tennis balls, but believe that the current pressure on prices and margins will continue.

The Company has just entered the tennis footwear business. A simultaneous rollout globally to present Head tennis footwear products to retailers was conducted during the fall of 2007. Consumers should be able to purchase these products starting in the summer 2008.

In Diving, we are introducing our products in new geographical areas such as Eastern Europe and South Asia. In 2007, the Diving division launched a range of innovations with a focus on performance, fashion and comfort. The diving division’s latest product launch is a new Abyss regulator and an extended line of dive computers with the new Nemo Excel and “Puck” models.  In 2008, we plan to continue our focus on the Asian market through our new subsidiary in Hong Kong, Mares Asia Pacific, which acts as regional headquarter.

Cautionary remark regarding forward-looking statements:  The discussion above under “Trend Information” includes forward-looking statements regarding anticipated developments in our major markets, our possible level of revenues in 2008 compared to 2007 and our plans for product introductions and marketing.  These forward-looking statements are based on management’s current expectations and beliefs, but are subject to various risks and uncertainties.  Actual results may differ substantially from the expectations expressed above.  In particular, the statements regarding markets and revenues are based on information currently available, and which, as regards revenues, relates only to sales levels observed to date regarding the first quarter of 2008.  The level of pre-season orders for Winter Sports Products for 2008 will not be known until after June 2008, and management’s outlook expressed above has assumed that the improvement in sales levels anticipated for the first quarter of 2008 as compared to the same period in 2007 will be maintained for pre-season sales and the remainder of the year.  In addition, our results are affected by changes in the value of the U.S. dollar, among other currencies, compared to the euro, as well as by weather patterns, changes in consumer preferences and competitive developments which impact demand for our products.  See “Item 3.D. Risk Factors” for a discussion of risks faced in our business. Head undertakes no obligation to update the forward-looking statements above.

5.E. Off-Balance Sheet Arrangements

We have no off-balance sheet entities or off-balance sheet arrangements that are reasonably likely to have a material impact on our financial position and consolidated results of operations.

5.F. Disclosures of Contractual Obligations

Obligations to make future payments under contracts for the periods indicated are as follows as of December 31, 2007 (in thousands):

Contractual Obligations	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years	Total

Long-Term Debt Obligations
8.50% Senior Notes due 2014	€--	--	--	111,617	€111,617
Mortgage	179	400	463	1,442	2,484
Other Long-Term Debt	2,138	2,710	812	5,873	11,533
Capital (Finance) Lease Obligations
Sale-Leaseback	143	316	361	9,171	9,990
Operating Lease Obligations
Operating Leases	3,590	4,057	2,321	884	10,852
Sourcing Agreements	203	203	--	--	406

In connection with our benefit plans we are required to meet certain funding requirements, which could require us to make certain cash payments in the future. The Company does not expect to make significant contributions during 2008.

In January 2004, one of our subsidiaries sold €135.0 million of 8.5% unsecured senior notes due 2014. With the proceeds from the sale, all of our outstanding 10.75% senior notes due 2006 were redeemed.

The contractual interest in our mortgage agreement is 7.33%, in our sales-leaseback agreement 6.7% and in our other long-term debt it varies between 2.77% and 12.0% on our Business Venture liability (4.88% on average).

Expected interest expense on contractual obligations for the periods indicated are as follows as of December 31, 2007 (in thousands):
[Missing Graphic Reference]

Expected Interest Expense	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years	Total

Long-Term Debt Obligations
8.50% Senior Notes due 2014	€9,675	19,350	19,350	10,481	€58,856
Mortgage	176	311	248	275	1,010
Other Long-Term Debt	409	594	511	261	1,775
Capital (Finance) Lease Obligations
Sale-Leaseback	661	1,291	1,246	2,603	5,801

ITEM 6:     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.  Directors and Senior Management

Under Head N.V.’s articles of association, a Dutch foundation called the Stichting Head Option Plan has the power to nominate all members of the Management Board, appoint one-third of the Supervisory Board and nominate the remaining members of the Supervisory Board. The Board of the Stichting is controlled by Head Sports Holdings N.V. and Johan Eliasch jointly. Head Sports Holdings N.V. is an entity controlled by Johan Eliasch and his family members.

Supervisory Board

The Supervisory Board is responsible for overseeing Head N.V.’s Management Board and the general course of affairs of Head N.V.’s business. Head N.V.’s Supervisory Board currently has two members, whose names and biographies are set forth below.

Name	Age	Title
Jürgen Hintz	65	Member of the Supervisory Board and Audit Committee
Viktor Klima	60	Member of the Supervisory Board and Audit Committee

Mr. Jürgen Hintz has been a Member of the Supervisory Board of Head N.V. since May 2003. He retired in December 2004 as Group Chief Executive Officer of Novar plc, an international group with core activities in Intelligent Building Systems, Aluminum Extrusion Solutions, and Security Printing Services with an annual turnover of £1.5 billion. Prior to this he was President and Chief Executive of Carnaud/Metalbox until October 1995, Executive Vice-President and member of the main Board of Procter & Gamble Company and non-Executive Director of Inchcape plc and Apple Computers Inc.

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

As of May 30, 2007, Mr. William S. Cohen, a former member of our Supervisory Board, resigned from the Board.

Management Board and Key Executive Officers

Our articles of association provide for a Management Board that is responsible for our management under the general supervision of the Supervisory Board. Our Management Board currently has three members, whose names and biographies are set forth below along with those of our executive officers. See “Item 10.B Articles of Association – Management Board”.

Name	Age	Title
Johan Eliasch	46	Chairman of the Management Board, and Chief Executive Officer
Ralf Bernhart	56	Member of the Management Board and Chief Financial
		Officer (Managing Director of HTM Sport- und Freizeitgeräte AG and Head Sport AG)
George F. Nicolai	55	Member of the Management Board
Klaus Hotter	52	Executive Vice President, Winter Sports Division (Managing Director of Head Sport AG)
Georg Kröll	59	Executive Vice President, Licensing Division (Managing Director of Head Sport AG)
Robert Marte	54	Executive Vice President, Racquet Sports
		Division (Managing Director of Head Sport AG)
Edgar Pöllmann	63	Executive Vice President, Operations (Managing
		Director of HTM Sport- und Freizeitgeräte AG)
Gerald Skrobanek	42	Managing Director, Diving Division (Managing Director of Mares S.p.A.)
Günter Hagspiel	44	Vice President Finance and Controlling (Managing Director of Head Sport AG)
Jeremy Sherwood*	51	Executive Director Global Sales
Clare Vincent	39	Head of Investor Relations
David Haggerty	50	President, Head/Penn Racquet Sports Inc.
Kevin Kempin	49	Vice President, Sales/Marketing Racquet Sports U.S. and
		Penn Worldwide
                    *As of January 2008, Jeremy Sherwood was appointed Executive Director Global Sales

Mr. Johan Eliasch has served as Chairman of the Management Board of Head N.V. and Group Chief Executive Officer since September 1995. He is the United Kingdom Prime Minister's Special Representative on Deforestation and Clean Energy, a board member of the Centre for Social Justice, a member of the Advisory Boards of Brasilinvest, Societe du Louvre and the British Olympic Association, Chairman of Starr Underwriting Agents, Co-Chairman of Cool Earth, President of the Global Strategy Forum and a Patron of Stockholm University.

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

Mr. George F. Nicolai, was a member of the management team of Fortis Intertrust (Netherlands) BV from 1989 until 2003, and continues to act as a non-executive director. After finishing his law degree at the University of Utrecht, he joined Pierson Heldring & Pierson (now Fortis Bank) serving in a variety of executive positions, both in the Netherlands and abroad. He currently also serves as a member of the board of directors of several Dutch subsidiaries of international companies such as Rothschilds, Volvo, National Grid and Pirelli and as chairman of several foundations.

Mr. Klaus Hotter has served as Vice President of Head Sport AG since 1986 and managed our Winter Sports Division. In November 2002, he was appointed Managing Director of Head Sport AG and assumed full responsibility for the Winter Sports Division. He managed European distribution at Blizzard from 1981 to 1986.

Mr. Georg Kröll has served as Vice President of Head Sport AG since 1990 and was appointed Managing Director of Head Sport AG in November 2002. In 1996, he became the Division Manager for Licensing. From 1990 to 1995, he was the Division Manager for the Footwear Division of HTM. Prior to joining Head in 1981 where he managed distribution for Head in Germany, Austria and International Trade, he served as General Manager for Kneissl of America.

Mr. Robert Marte has served as Vice President of Head Sport AG since 1987. He manages our Racquet Sports Division and was appointed Managing Director of Head Sport AG in November 2002. He began with HTM in 1980 as a product manager.

Mr. Edgar Pöllmann has served as General Manager of the Tyrolia bindings division of HTM since 1996. In November 2002, he was appointed Managing Director of Global Operations.  From 1995 to 1996, he was an industrial consultant for HTM responsible for the restructuring and turn-around program of the Tyrolia binding division of HTM. Prior to joining HTM, he served as Managing Director of Steyr Auto GesmbH, Austria (the national importer and distributor of Fiat, Lancia and Alfa Romeo automobiles) from 1981 to 1993 and as industrial consultant for various companies from 1994 to 1995.

Mr. Gerald Skrobanek joined Head in September 2000. After having managed HEAD’s Information technology and worldwide operations for 5 years, Mr. Skrobanek was appointed Executive Vice President of the Diving division in September 2005. Prior to joining Head, he served as CIO for Vianova Resins, an international chemical company and Wienerberger a leading building material producer.

Mr. Günter Hagspiel joined Head Sport AG in May 1996. After working in Controlling for 2 years in Austria, he went on an international assignment to the U.S. to become the Controller of Head USA. In 2001 Mr. Hagspiel was promoted to CFO and COO of the U.S. company. Since August 2005, he has served as Vice President Finance & Controlling in Austria and was appointed Managing Director of Head Sport AG. Prior to joining Head, Mr. Hagspiel was working as a Management Consultant at the Management Zentrum St. Gallen (MZSG) and as Manager at IBM in Vienna.

Mr. Jeremy Sherwood has served as Managing Director of Head United Kingdom since 2002. Prior to joining Head, he held senior management positions with Kunnan Enterprises (Director of Squash: 1983-1985), Wilson Sporting Goods (EMEA Sales Director:1985-1990), Adidas UK ( Business Unit Manager: 1992 – 1994), Benetton Sports System – Prince Sports Group (General Manager EMEA: 1994 – 1998) and Europa Sportsystem (Owner/MD: 1998-2001). In January 2008, Mr. Sherwood was appointed Executive Director Global Sales responsible for the groups’ global sales strategy and channel management which incorporates worldwide sales subsidiaries/international trade/retail development & ecommerce strategy.

Mrs. Clare Vincent joined Head in 2000. She runs the Investor Relations and Corporate Development department. Prior to joining Head, Mrs. Vincent worked as a chartered accountant with PwC and in Corporate Development with Rexam PLC, a large UK based-paper and packaging company.

Mr. David Haggerty was named President of Head/Penn Racquet Sports in January 2001. In November 2002, he was appointed as Chief Executive Officer of Head N.V.’s business in the U.S. as well as President Penn Racquet Sports. From January 1999 until taking this position, he was chief operating officer of Head USA, and Vice President/General Manager of Head USA Racquet Sports from August 1998 until January 1999. Mr. Haggerty was President of Dunlop Slazenger Racquet Sports from October 1994 to August 1998. From 1980 to 1993, he held various management positions with Prince Sports Group. He is President of the Tennis Industry Association (TIA) and began a term in January 2007 on the United States Tennis Association (USTA) Board of Directors.

Mr. Kevin Kempin joined the Head Group in 1993 as Vice President of Key Accounts in our U.S. Racquet Sport business. Before joining Head, Mr. Kempin served for eight years as a Director of Key Accounts  and then vice president at Prince Sports. Mr. Kempin is currently Vice President of Sales and Marketing for our U.S. Racquet Sports business and for Penn Worldwide.

6.B. Compensation

The table below shows the compensation of the Management and Supervisory Board for the year ended December 31, 2007 (in thousands):

	Paid	Accrued for future payments

Management Board
Johan Eliasch	€584	€--
Ralf Bernhart	624	22
George Nicolai	10	--
	€1,219	€22

Supervisory Board
Jürgen Hintz	€20	€--
William S. Cohen	7	--
Viktor Klima	14	--
	€41	€--

For the year ended December 31, 2007, the aggregate compensation paid by us to our key executive officers, excluding the members of the Management Board, was €2.5 million.  The expense for accrued compensation for these key executive officers was €0.3 million. The total amount accrued by us and our subsidiaries to provide pension, retirement or similar benefits was €1.6 million for the year ended December 31, 2007. Share-based compensation income amounting to €0.9 million was recorded in 2007 with respect to Management Board members, key executive officers and Supervisory Board members. None of our directors has service contracts that provide for benefits upon termination of employment.

      Under the Head Tyrolia Mares Group Executive Stock Option Plan 1998 described below under “Stock Option Plans,” we have issued options to purchase an aggregate of 1,818,166 depositary receipts representing ordinary shares to some of our Management Board members, key executive officers and Supervisory Board members. For the year ended December 31, 2007, share-based compensation income amounted to €0.7 million. Options vested over a period of four years and were subject to the Company meeting specified earnings performance targets during this period. These options were exercisable beginning on January 1, 2002, but the shares were subject to a lock-up until October 3, 2002. Each option may be exercised for a nominal price.

Under the Head N.V. Executive Stock Option Plan 2001 described below under “Stock Option Plans”, we have issued options to purchase an aggregate of 3,580,054 depositary receipts representing ordinary shares to some of our Management Board members, key executive officers and Supervisory Board members. For the year ended December 31, 2007, share-based compensation income amounted to $0.5 million. The exercise price for all stock options granted under the 2001 Plan was fixed at inception of the Plan.

Under the Head N.V. Executive Stock Option Plan 2005 described below under “Stock Option Plans”, we have issued options to purchase an aggregate of 2,862,346 depositary receipts representing ordinary shares to our Management Board members and some of our key executive officers. For the year ended December 31, 2007, share-based compensation expense amounted to €0.4 million. The exercise price for all stock options granted under the 2005 Plan was fixed at inception of the Plan. The vesting period is four years.

The table below shows the details of all vested options under the Executive Option Plans for current and former Management and Supervisory Board members:

	Exercise price at the issuance	Number of non-exercised shares at beginning of the year	Number of written shares	Number of exercised shares	Exercise price	Number of non-exercised shares at the end of the year

Option Plan 1998
Johan Eliasch	$0.19	838,622	- -	838,622	$0.46	- -
Ralf Bernhart	$0.19	175,714	- -	175,714	$0.46	- -
Christoph Henkel	$0.19	3,636	- -	- -	$0.46	3,636
René Jäggi	$0.19	3,636	- -	- -	$0.46	3,636
Michael Treichl	$0.19	2,424	- -	- -	$0.46	2,424

Option Plan 2001
Johan Eliasch	$4.31	1,426,470	564,564	- -	$4.31	1,991,034
Ralf Bernhart	$4.31	- -	200,004	- -	$4.31	200,004
Karel Vuursteen	$4.31	55,002	- -	- -	$4.31	55,002
Christoph Henkel	$4.31	55,002	- -	- -	$4.31	55,002
Viktor Klima	$4.31	100,002	15,000	- -	$4.31	115,002
William S. Cohen	$4.31	100,002	15,000	- -	$4.31	115,002
René Jäggi	$4.31	40,002	- -	- -	$4.31	40,002
Jürgen Hintz	$4.31	70,002	15,000	- -	$4.31	85,002

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

As a Dutch company listed on both the Vienna Stock Exchange and, until March 31, 2008, the NYSE we must consider different corporate governance systems. On December 9, 2003 a corporate governance code (“Dutch CGC”) was presented which became effective to Dutch listed companies as per the financial year beginning on or after January 1, 2004. The Dutch CGC specifically states that a company may choose to not comply with certain of its provisions if the deviation is explained to and approved by the general meeting of shareholders. In Austria a voluntary self-regulatory Code of Corporate Governance was drafted in October 2002, which provides corporations with a framework for the management and control of enterprises. This Code of Corporate Governance recommends Austrian stock listed companies to voluntarily adhere to such Code or parts of it. We are listed on the Vienna Stock Exchange, but as a Dutch company we are not subject to such Code’s recommendations. Since we are not listed in the Netherlands, it seemed appropriate to focus on specifically the NYSE and SEC rules on corporate governance. Therefore, at our annual general meeting in 2004 we asked our shareholders to approve that we will apply the NYSE and SEC rules of corporate governance and not specifically the rules of the Dutch CGC. Our shareholders approved such proposal. We believe that by complying with the NYSE and SEC rules, and our current internal Code of Conduct setting out general standards for ethical behavior, we should also meet many of the recommendations of the Austrian Code of Corporate Governance. Our Corporate Governance Guidelines are posted on our website www.head.com, section “Investor Relations”.

The principal differences between our corporate governance practices and the rules of the NYSE applicable to US domestic companies are that: (i) following the resignation of Secretary William Cohen from our audit committee in October 2005, we had, and we continue to have, two audit committee members; as of May 30, 2007, Secretary Cohen resigned from the Supervisory Board; and (ii) we do not have a nominating/corporate governance committee or a compensation committee.

At our Annual General Meeting in May 2005, our shareholders authorized the Management Board to apply for a delisting from the New York Stock Exchange and amend the “Common Share Agreement” between us and The Bank of New York as U.S. transfer agent and registrar instructing them to close the New York Share register to further re-registrations of Austrian Shares or other ordinary shares for exchange into New York Shares. Our shareholders also authorized our deregistration from the SEC, if permitted under applicable rules. The present and future costs of compliance with the requirements of the Sarbanes-Oxley Act (“SOX”) have had, and may be expected to continue to have, an impact on our operating results. This situation led the Management Board to analyze and discuss the benefits and issues associated with our current listings, particularly the listing on the NYSE. As a result of this analysis, the

Management Board made a proposal to the Supervisory Board to discuss the delisting of our ordinary shares from the NYSE and to amend the “Common Share Agreement” between us and the Bank of New York instructing them to close the New York Share register to further re-registrations of Austrian Shares or other ordinary shares for exchange into New York Shares.

These discussions have led the Supervisory Board and the Management Board to decide on delisting our shares from the NYSE, which became effective as of March 31, 2008.  If the conditions required under SEC rules are satisfied, we will also seek to deregister from the SEC.  See “Delisting from the NYSE and Deregistration from the SEC” at the beginning of this annual report.  See also “Item 3.D. Risk Factors” regarding the possibility of not being able to deregister from the SEC.

6.D. Employees

The table below shows the number of employees by geographic location at December 31, 2007, 2006 and 2005:

	For the Years ended December 31,
	2007	2006	2005

Austria	619	617	717
Italy	235	251	315
Czech Republic	389	501	417
Other (Europe)	164	160	156
USA	353	339	370
China	396	--	--
Other	60	52	48
Total	2,216	1,920	2,023

The table below shows the number of employees by main category at December 31, 2007, 2006 and 2005:

	For the Years ended December 31,
	2007	2006	2005

Manufacturing	1,360	1,173	1,296
Engineering and Patent	115	108	103
Selling and Advertising	418	398	381
Warehouse	137	103	100
Business Unit Administration	186	138	143
Total	2,216	1,920	2,023

We believe that our employee relations are generally good. In Austria, most of our employees are subject to collective labor agreements covering the metal and wood processing industries. Collective labor agreements have also been entered for some employees in other countries.

6.E. Share Ownership

Head Sports Holdings N.V., a Netherlands Antilles corporation, and its shareholders are controlled by Johan Eliasch and his family members. Head Sports Holdings N.V. and its shareholders held 19,825,966, or 49.8%, of Head N.V.’s issued shares as of March 31, 2008. Mr. Eliasch is eligible to receive all options issued under the 1998 Plan that do not vest to current participants in the 1998 Plan. None of the remaining officers and directors own or hold options under which the underlying shares amount to one percent or more of the Company’s share capital.

The key executive officers (other than Johan Eliasch) and members of the Supervisory Board hold collectively less than 1% of the issued shares.

The exercise price for all stock options granted under the 1998 Plan was fixed at inception of the Plan and increases at the rate of 10% per annum until the options are exercised. As of December 31, 2007, the exercise price was $0.46. Options generally were vested over a period of 4 years and were subject to the Company meeting certain earnings performance targets during this period. Options have a maximum term of 10 years. Johan Eliasch, our Chairman and Chief Executive Officer received options representing 838,622 shares under this grant. The weighted average remaining contractual life of the outstanding stock option is 1.1 years, and options representing

1,963,540 shares have been exercised and 141,968 depository receipts have been issued. As of December 31, 2007, options representing 314,854 shares are vested and exercisable.

The exercise price for all stock options granted under the 2001 Plan was fixed at inception of the Plan at $4.31. The vesting period varies from 0 to 6 years. As of December 31, 2007, Johan Eliasch, our Chairman and Chief Executive Officer, received 1,991,034 options under this grant, of which 1,426,470 options vested immediately. Options have a maximum term of 10 years. The weighted average remaining contractual life of the outstanding stock option is 3.7 years, and 3,982,068 options are exercisable under the 2001 Plan. As of December 31, 2007, no other shares were available for grant under the 2001 Plan.

The exercise price for all stock options granted under the 2005 Plan was fixed at inception of the Plan at €2.168. Options have a maximum term of 10 years. Johan Eliasch, our Chairman and Chief Executive Officer, received 1,937,346 options under this grant. The weighted average remaining contractual life of the outstanding stock option is 7.7 years. As of December 31, 2007, options representing 205,345 shares are available for grant.

Stock Option Plans

The Stichting Head Option Plans

We have established a Dutch foundation, the Stichting Head Option Plan (the “Stichting”), the Board of which is controlled by Head Sports Holdings N.V. and Johan Eliasch jointly. Head Sports Holdings N.V. is an entity that is controlled by Johan Eliasch and his family members. The Stichting holds certain of our ordinary shares and issues depositary receipts to our employees and other third parties. The Stichting is the shareholder and therefore votes, collects dividends on behalf of the holders of depositary receipts and may also buy and sell shares in its own name and for its own account. Holders of the depositary receipts issued by the Stichting have no voting rights. The Stichting’s sole corporate body is its Board; it does not have any members or shareholders. The named Administrator, Trueblue Limited, decides on the composition of the board and has the sole power to appoint any successor administrator.

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

As of December 31, 2007, the Stichting had rights to acquire 7,439,164 ordinary shares at the exercise price, to enable the Stichting to issue depositary receipts representing ordinary shares upon the exercise of options. In, 2007, 1,101,780 options were exercised and the Stichting held 527,104 shares, as of December 31, 2007.

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

Options granted under the Plan vest over a four-year period, each year being a “performance period”, and may each be exercised at a nominal price within a period of 10 years from the date of grant. With respect to each “performance period”, the options vest depending on the participant’s performance, expressed as the “overall performance percentage” (as defined in the 1998 Plan). For purposes of determining such overall performance percentage, the administrator of the 1998 Plan has determined, for each participant and for each performance period, performance targets which comprise a minimum target, a maximum target and a relative target weight. Johan Eliasch, our Chairman and Chief Executive Officer received options representing 838,622 shares under this grant. The exercise period for options which vest prior to January 1, 2002, began on January 1, 2002. The exercise period for options which vest after January 1, 2002, began at the date of vesting.

Under the 1998 Plan, options to purchase 2,278,394 depositary receipts have been granted.  No further options will be granted by the Company to the Stichting, under the 1998 Plan.

2000 Stock Option Plan

In August 2000, our Management Board adopted the Head N.V. Executive Stock Option Plan 2000, but that plan has not been implemented.

2001 Stock Option Plan

In September 2001, we adopted the Head N.V. Executive Stock Option Plan 2001 (the “2001 Plan”). The 2001 Plan provides for grants of stock options to officers and employees of Head N.V. and its subsidiaries to purchase for $4.31 depositary receipts representing ordinary shares of Head N.V. On September 28, 2001, a total of 3,982,070 options were granted under the terms of the 2001 Plan. Upon exercise of the options, option holders receive depositary receipts rather than our shares. Depositary receipts issued under the 2001 Plan will be administered by the Stichting. Holders of depositary receipts may, upon request, receive from the Stichting the proceeds from the sale of their shares.

The exercise price for all stock options granted under the Plan was fixed at inception of the 2001 Plan. The vesting period varies from 0 to 6 years. All options that have been vested shall become immediately exercisable. As of December 31, 2006, Johan Eliasch, our Chairman and Chief Executive Officer, received 1,991,034 options under this grant, of which 1,426,470 options vested immediately. Options have a maximum term of 10 years. As of December 31, 2007, no other shares were available for grant under the 2001 Plan.

2005 Stock Option Plan

In May 2005, at the annual general meeting the shareholders approved the Head N.V. Executive Stock Option Plan 2005 (the “2005 Plan”). The 2005 Plan provides for grants of stock options to officers and key employees of Head N.V. and its subsidiaries to purchase for €2.168 depositary receipts representing ordinary shares of Head N.V. As of December 31, 2007, a total of 3,669,346 options were granted under the terms of the 2005 Plan. Johan Eliasch, our Chairman and Chief Executive Officer, received 1,937,346 options under this grant. Upon exercise of the options, option holders receive depositary receipts rather than our shares. Depositary receipts issued under the 2005 Plan will be administered by the Stichting. Holders of depositary receipts may, upon request, receive from the Stichting the proceeds from the sale of their shares.

The exercise price for all stock options granted under the 2005 Plan was fixed at inception of the 2005 Plan. Options generally vest over a period of 4 years. We assume that 95.6% of all options granted will become fully vested. Options have a maximum term of 10 years. As of December 31, 2007, 205,345 shares were available for grant under the 2005 Plan.

ITEM 7:     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Head Sports Holdings N.V., a Netherlands Antilles corporation and its shareholders controlled by Johan Eliasch and his family members, held 19,825,966, or approximately 49.8%, of Head N.V.’s issued shares as of March 31, 2008.  See “Item 3.D Risk Factors”.

Donald Smith & Co., Inc. held 3,737,900, or 9.4%, and Aegis Financial Corporation held 2,035,600, or 5.1%, of Head N.V.’s issued shares as of December 31, 2007. As of March 31, 2008 no other person is known to us to hold 5% or more of our issued shares.

As of December 31, 2007, 12,521,055 shares were listed on the Vienna Stock Exchange and 8,312,278 shares were listed on the New York Stock Exchange.

7.B. Related Party Transactions

The Company receives administrative services from a corporation which is ultimately owned by the principal shareholder of the Company. Administrative expenses amounted to approximately €4.6 million, €4.6 million and €4.2 million for the years ended December 31, 2007, 2006 and 2005, respectively. The related party provides investor relations, corporate finance, legal and consulting services and since 2004 internal audit and other services in relation to compliance with the Sarbanes-Oxley Act of 2002.

One of the Company’s subsidiaries leased its office building from its general manager. Rental expenses amounted to approximately €0.04 million for each of the years ended December 31, 2007, 2006 and 2005.

7.C. Interest of Experts and Counsel

Not applicable.

ITEM 8:     FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

8.A.1              See Item 17.

8.A.2              See Item 17.

8.A.3              See Report of Independent Registered Public Accounting Firm, page F-1.

8.A.4              Not applicable.

8.A.5              Not applicable.

8.A.6              See Note 5 to the Consolidated Financial Statements.

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

Cash dividends, if any, payable to holders of ordinary shares registered on our New York stock register will be paid to The Bank of New York which will convert the dividends into U.S. dollars at the rate of exchange applicable on the date such dividends are paid, for disbursement to such holders. Cash dividends payable to holders of ordinary shares listed on the Vienna Stock Exchange will be paid to Bank Austria Creditanstalt AG in euros for disbursement to holders. Any dividend payments would be subject to Netherlands statutory withholding taxes.

8.B. Significant Changes

No significant change has occurred since the date of the annual financial statements included in this document.

ITEM 9:     THE OFFER AND LISTING

On March 10, 2008, Head N.V. (“Head”) announced its intention to delist its ordinary shares from the New York Stock Exchange (the “NYSE”) and terminate its registration and reporting obligations under the US Securities Exchange Act of 1934.  The delisting from the NYSE became effective on March 31, 2008.  See “Delisting from the NYSE and Deregistration from the SEC” at the beginning of this annual report.

9.A. Offer and Listing Details

The total nominal value of our issued share capital is €398,206.77 and consists of 39,820,677 ordinary shares of €0.01 each.

Pursuant to the shareholders approval agreed at the Company’s last Annual General Meeting on May 30, 2007, the Company amended the Articles of Association to allow for a decrease of the nominal share capital of the Company. In September 2007, the Company decreased the nominal value of its shares from €0.20 per share to €0.01 per share.

Our shares were first listed on the Vienna Stock Exchange, as well as the New York Stock Exchange, on September 28, 2000 in connection with our initial public offering.

The chart below shows the high and low market prices of our ordinary shares on each exchange for the financial periods indicated:

	New York Stock Exchange*		Vienna Stock Exchange
	High	Low	High	Low
	(amounts in dollars)		(amounts in euro)
Years Ended
December, 2003	2.90	1.45	2.52	1.36
December, 2004	3.93	2.40	3.20	1.82
December, 2005	4.40	2.45	3.50	2.02
December, 2006	4.90	2.90	3.95	2.41
December, 2007	4.64	3.20	3.33	2.42

Quarters Ended
March, 2006	4.80	3.16	3.55	2.73
June, 2006	4.90	3.50	3.95	2.74
September, 2006	3.87	2.90	3.05	2.43
December, 2006	4.00	2.98	2.98	2.41
March, 2007	4.20	3.36	3.19	2.63
June, 2007	4.64	3.82	3.33	2.75
September, 2007	4.44	3.33	3.15	2.50
December, 2007	4.03	3.20	2.76	2.42

Months Ended
September, 2007	4.00	3.35	2.86	2.50
October, 2007	4.00	3.25	2.76	2.53
November, 2007	4.03	3.55	2.75	2.50
December, 2007	4.00	3.20	2.63	2.42
January, 2008	3.61	2.63	2.45	1.89
February, 2008	3.00	2.60	2.08	1.89

*      Our shares were delisted from the NYSE with effect from March 31, 2008. See “Delisting from the NYSE and Deregistration from the SEC” at the beginning of this annual report.

As of March 31, 2008, the closing market price was €1.45 per share on the Vienna Stock Exchange, and as of March 28, 2008, the last day on which our shares were traded on the New York Stock Exchange, the closing market price was $2.10 per ADS.

9.B. Plan of Distribution

Not applicable.

9.C. Markets

Our shares were delisted from the NYSE with effect from March 31, 2008.  See “Delisting from the NYSE and Deregistration from the SEC” at the beginning of this annual report. Our shareholders register is maintained in New York, by The Bank of New York, our U.S. transfer agent and registrar. All of the New York Stock Exchange shares are represented by a single global share certificate held through the Depository Trust Company and registered with our transfer agent and registrar in the name of Cede & Co., the nominee of DTC.

Ordinary shares are available on the Vienna Stock Exchange in bearer form only and represented by a single global share certificate, which we have deposited with Oesterreichische Kontrollbank Aktiengesellschaft (“OeKB”), as custodian. The ordinary shares in bearer form can only be transferred in book-entry form.  All ordinary shares are listed on the Vienna Stock Exchange; however, only the Vienna Stock Exchange shares may be traded on that market.

The Vienna Stock Exchange is operated by a stock corporation, the Wiener Börse AG, based on a license issued by the Federal Ministry of Finance. Members of the Exchange include banks and investment firms. The supervising authorities are the Federal Securities Authority (Finanzmarktaufsicht) and the Federal Ministry of Finance. The latter supervises the legality of the Vienna Stock Exchange’s resolutions and of its organization primarily by way of an authorized exchange commissioner appointed by the Ministry. The Federal Securities Authority monitors the prevention of insider trading, fairness in trading and market-related aspects.

Beginning on March 14, 2008, Head NV discontinued the possibility of moving its ordinary shares listed on the Vienna Stock Exchange (Austrian Shares) to its New York register (New York Shares) by instructing The Bank of New York, as transfer agent under the New York Share Program, to close the New York Share register to further re-registrations of Austrian Shares or other ordinary shares for exchange into New York Shares.  The Bank of New York will continue to act as transfer and paying agent for existing New

York Shares.  In addition, The Bank of New York will continue to accept the surrender of New York Shares for exchange into Austrian Shares.

Head will facilitate the exchange of its New York Shares into Austrian shares, for a period of 90 calendar days beginning on March 14, 2008, by paying the fee charged by  The Bank of New York to holders of New York Shares in connection with their surrender of New York Shares for exchange into Austrian Shares. However, any holders of New York Shares who wish to surrender their New York Shares and exchange them into Austrian Shares after the expiration of the 90-day period mentioned above will be responsible for the payment of the fee charged by The Bank of New York in connection with such surrender and exchange.

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

ITEM 10:     ADDITIONAL INFORMATION

10.A. Share Capital

On May 30, 2007, the Board of Management was granted the authority to repurchase shares representing up to 30% of our issued share capital during a period of 18 months (until November 30, 2008), although we will not hold more than 10% of our issued shares at any time.

Pursuant to resolutions which were approved on May 30, 2007 the Board of Management is authorized to cancel ordinary shares which have been repurchased by us for a maximum of 30% of our issued share capital as at December 31, 2006, over a period of 18 months (until November 30, 2008).

At the Company’s last Annual General Meeting on May 30, 2007, shareholders approved an amendment to the Articles of Association of the Company to allow for a decrease of the nominal share capital of the Company and permit a payment of €7.2 million to its shareholders, which was paid in September 2007.

10.B. Articles of Association

Corporate Purpose

Article 3 of our articles of association provides that we may perform all acts and do all things (as long as these are not prohibited by law), such as operate all kinds of businesses, hold, participate in, manage and finance other enterprises and companies, borrow money and provide security there for and provide security for the debts of others and do all that is connected with the foregoing or may be conducive thereto including owning, leasing or obtaining licenses for real and intellectual properties, all which is to be interpreted in the widest sense. The Company’s file number is 24286737 at Kamer van Koophandel, Amsterdam.

Ordinary Shares

Form. All our ordinary shares may be either in registered or bearer form. All our ordinary shares are listed both on the Vienna Stock Exchange and until March 31, 2008, the New York Stock Exchange. However, ordinary shares are available on the Vienna Stock Exchange only in bearer form and on the New York Stock Exchange only in registered form.

Our ordinary shares in bearer form are represented by a single global bearer share certificate, which we will deposit with Oesterreichische Kontrollbank Aktiengesellschaft (OeKB)  as custodian. Ordinary shares in bearer form can only be transferred in book entry form. Other than the single global share certificate, no separate share certificates representing our ordinary shares in bearer form will be issued. Our ordinary shares listed on the New York Stock Exchange are held through The Depository Trust Company (“DTC”) and be registered in the name of Cede & Co, the nominee for DTC.

Holders of registered ordinary shares are entered in our shareholders register. At the request of a shareholder a share certificate (consisting of a “mantel” main part only) may be issued for registered ordinary shares. At such request, we will, without a fee, issue a non-negotiable extract from the shareholders’ register in the name of the holder unless a certificate has been issued for such holder’s registered ordinary share. A deed of transfer together with our acknowledgement in writing (or service on us of this deed) is required to transfer registered ordinary shares.

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

Preemptive Rights.  Unless restricted or limited and except for issues of ordinary shares in return for non-cash consideration and ordinary shares issued to our employees or employees of any of our group companies, holders of ordinary shares generally will have preemptive rights to subscribe for their pro-rata amount of all new ordinary share issuances. However, pursuant to the articles of association, all authorized but unissued ordinary shares may be issued by the Management Board and the preemptive rights associated with all currently authorized capital may be limited or excluded by the Management Board.  This authority has been extended by resolution of the shareholders and will end on May 30, 2012, unless further extended by an amendment of the articles of association or by a resolution of the shareholders for a period of not more than five years in each instance. When extending the authority of our Management Board to issue shares and to limit or exclude preemptive rights, the general meeting of shareholders shall determine the number of shares which may be issued or affected as well as the date when this authorization shall expire.

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

Authorized but unissued preference shares may be issued by the Management Board, which is also authorized to grant rights to subscribe for such shares. Unless extended by the amendment of our articles of association or by resolution of the shareholders for a period of five years in each instance, these authorizations will end on May 30, 2012, five years after the date of the last Annual General Meeting of the Company when the authority of the Management Board was extended by resolution of the shareholders.

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

Acquisition of Our Own Shares

We may acquire our own shares subject to the provisions of Dutch law. Provided they are fully paid up, we may acquire our own shares for consideration if:

•	our shareholders’ equity less the payment required to acquire the shares does not fall below the sum of the paid-up and called portion of our share capital and any statutory reserves; and

•	we and our subsidiaries would thereafter not hold, or hold in pledge, shares with an aggregate nominal value exceeding 10% of our issued share capital.

Shares held by us in our own capital as treasury stock may not be voted or counted for quorum purposes at shareholders’ meetings.

Obligations to Disclose Holdings

Pursuant to the Dutch Act on Financial Supervision (Wet op het financeel toezicht), which act contains provisions in respect of disclosure of holdings in listed companies and which applies during the period we are listed on the Vienna Stock Exchange, the members of the Management Board and Supervisory Board that hold our ordinary shares must disclose the number of shares and options and the number of voting rights to the Netherlands Authority for the Financial markets (Autoriteit Financiele Marken). Furthermore, they are required to immediately report to the Netherlands Authority for the Financial markets any changes in the number of shares and options. Also, during the period we are listed on the Vienna Stock Exchange, anyone acquiring or transferring our ordinary shares, that causes the holder’s percentage of our issued capital or voting control to fall into one of the following ranges or changes from one range to another must notify us and the Netherlands Authority for the Financial markets.

The ranges are:

•	0 to 5%,

•	5 to 10%,

•	10 to 15%,

•	15 to 20%,

•	20 to 25%,

•	25 to 30%,

•	30 to 40%,

•	40 to 50%,

•	50 to 60%,

•	60 to 75%,

•	75 to 95%, and

•	95% or more.

The Netherlands Authority for the Financial markets discloses information to the public by publication in a newspaper distributed throughout The Netherlands. If disclosure is required, failure to disclose one’s shareholding is an offense that may result in civil sanctions, including suspension of voting rights and criminal and administrative sanctions, including the imposition of fines.

The Dutch Act on Financial Supervision (Wet op het financeel toezicht) also provides for an additional notification duty for shareholders holding a direct or indirect interest in more than 25% of the capital in a listed company. These shareholders are obliged to notify the Netherlands Authority for the financial markets of any and all transactions they enter into with respect to our securities. If a shareholder with a greater than a 25% interest is a legal entity and not an individual, the obligation is extended to the managing directors and supervisory directors of the legal entity.

The Stichting Head Option Plan

The Stichting has the power to nominate all members of the Management Board, appoint one-third of the Supervisory Board and nominate the remaining members of the Supervisory Board. The existence of the Stichting is perpetual, and control of the Stichting’s Board of Directors may be passed to Mr. Eliasch’s affiliates or family members but may not otherwise be transferred. The aforementioned rights of the Stichting shall cease and shall revert to the Supervisory Board in the case of a change of control of the Stichting, which is defined in our articles of association as an event following which Mr. Eliasch or his affiliates or family members fail to possess the power to direct management and policies of the Stichting, whether through the ownership of voting securities or by contract or otherwise, or in the event Mr. Eliasch or his affiliates or family members fail to beneficially own any shares in the company. Upon a change of control of the Stichting and when Mr. Eliasch fails to beneficially own any shares in the company, all members of the Supervisory Board are appointed by our shareholders.

Management Board

As a public limited company organized under the laws of The Netherlands, our business is carried out primarily by a Management Board and by executive officers appointed by our Management Board. Members of the Management Board are appointed by our shareholders at a general shareholders’ meeting from a list of nominees drawn up by the Stichting. Our shareholders may however decide at a general shareholders’ meeting, by a resolution adopted by a two-thirds majority vote, that a given list of nominees drawn up by the Stichting will not be binding. In the event the Stichting makes a non-binding nomination, our shareholders may at a general shareholders’ meeting elect persons to the Management Board not nominated by the Stichting by a resolution adopted by the affirmative vote of two-thirds of the votes cast. Any member of the Management Board may be suspended or removed from the Management Board at any time by a majority vote of our shareholders at a general meeting of shareholders. However, any suspension or removal not proposed by the Stichting may only be decided at a general shareholders’ meeting by a resolution adopted by a two-thirds majority vote. The Management Board is authorized to represent us, as is the Chairman of the Management Board acting alone.

Our articles of association state that our Management Board shall consist of one or more members. The aforementioned rights of the Stichting shall cease as described above.  Decisions of the Management Board are adopted by a simple majority of votes caste.

Supervisory Board

Our Management Board is overseen by a Supervisory Board consisting of at least three members, which also oversees the more general course of our business. Up to one-third of the members of the Supervisory Board are appointed by the Stichting. The other members of the Supervisory Board are appointed by our shareholders at a general shareholders’ meeting from a list of nominees drawn up by the Stichting. Our shareholders may however decide at a general shareholders’ meeting, by a resolution adopted by a two-thirds majority vote, that a given list of nominees drawn up by the Stichting will not be binding. In the event the Stichting makes a non-binding nomination, our shareholders may at a general shareholders’ meeting elect persons to the Supervisory Board not nominated by the Stichting by a resolution adopted by the affirmative vote of two-thirds of the votes cast. Any member of the Supervisory Board appointed by the Stichting may be suspended or removed from the Supervisory Board by the Stichting at any time. Members of the Supervisory Board appointed by the general shareholders’ meeting may be suspended or removed from the Supervisory Board at any time by a majority vote of our shareholders at a general meeting of shareholders. However, any suspension or removal not proposed by the Stichting may only be decided at a general shareholders’ meeting by a resolution adopted by a two-thirds majority vote. The aforementioned rights of the Stichting shall cease as described above. Our Supervisory Board may agree, with the approval of the Management Board, that specific Management Board resolutions be subject to the Supervisory Board’s approval. No resolutions are specified in our articles of association that require Supervisory Board approval.

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

Shareholders’ Meetings

We are required to hold a general shareholders’ meeting annually. Shareholders’ meetings will also be called if convened by our Supervisory Board or Management Board. Unless otherwise required by law or our articles of association, decisions of our general meeting of shareholders may be adopted by a majority of the votes cast. However, resolutions regarding extraordinary transactions, including amendment of our articles of association, legal merger, or split-up on dissolution of our company can only be adopted upon a proposal of the Management Board, after approval of the Supervisory Board, and requires a special majority as described herein.

Shareholders meetings will be held in The Hague, Amsterdam, Rotterdam or Haarlemmermeer (Schiphol Airport) and chaired by the Chairman of our Supervisory Board. A holder of registered shares or his attorney wishing to attend a general meeting of shareholders should notify the Management Board in writing of his intention. Such notice must be received by the Management Board not later than on the date mentioned in the notice of the meeting.  The 2008 Shareholders meeting will be held on May 28, 2008.

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

Dividends

We may not pay dividends if the dividend payment would reduce our shareholders’ equity below the sum of our paid-up capital and any reserves required by Dutch law or by our articles of association. Pursuant to our articles of association, the preference shares have preferential dividend rights. Our Management Board shall determine how much of any remaining profit shall be allocated to our reserves before dividends are paid on the ordinary shares. Our general meeting of shareholders may resolve, upon a proposal of our Management Board, that some or all of any dividends declared on ordinary shares will be paid in ordinary shares in our share capital or securities in any other entity’s share capital rather than in cash. Our Management Board may, subject to various statutory provisions, distribute one or more interim dividends. A claim for the payment of a dividend (including an interim dividend) lapses five years after the first calendar day following the day on which shareholders were first permitted to make a claim for payment of the dividend.

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

At the general meeting of shareholders of our company on May 30, 2007, a capital reduction was resolved by which the nominal value of each ordinary share of the company in issue was reduced from twenty eurocents to one eurocent. The capital reduction was effectuated with repayment in cash. As a result of the capital reduction, the authorized capital stated in the Articles of Association needed to be amended on order to reflect the decrease. This amendment of the Articles of Association was also approved by the shareholders at last year’s general meeting of shareholders.

10.C. Material Contracts

We have no material contracts outside our ordinary course of business, with the exception of the indenture entered into by one of our subsidiaries with respect to its 8.5% Senior Notes.  See “Item 5:  Operating and Finance Review and Prospects—Liquidity and Capital Resources—Loan Agreements.”

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

Netherlands Tax Consequences for Holders of Ordinary Shares

This summary does not purport to be a comprehensive description of all Netherlands tax consequences of an investment in our shares. Each investor should consult a professional tax advisor with respect to the tax consequences of an investment in our shares.  The discussion of certain Netherlands taxes set forth below is included for general information only and does not address every potential tax consequence of an investment in our shares under the laws of the Netherlands. The following summary of Netherlands tax considerations is limited to the tax implications for an individual or corporate owner of our shares who, directly or indirectly, owns less than 10% of the voting power of the Company (a “holder of shares”).

This summary is based on the tax legislation, published case law, treaties, regulations and published policy, in effect as of the date hereof.

Withholding Tax

Dividends distributed in 2007 by the Company are generally subject to a Netherlands withholding tax imposed at a rate of 15%. The expression “dividends distributed by the Company” as used herein includes, but is not limited to, distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognised as capital for Netherlands dividend withholding tax purposes.

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

The income tax treaty between the Netherlands and the United States provides for a complete exemption from withholding tax on dividends paid to exempt pension trusts and exempt organisations, as defined therein. Qualifying U.S.-exempt organizations must seek a full refund of the tax withheld by using the Form IB 95 USA, which form also includes a banker’s affidavit.

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

(iv) such holder is not entitled to a share in the profits of an enterprise that is effectively managed in the Netherlands other than by way of securities, the shares being attributable to such enterprise; and

(v) such holder is an individual and such income or gains qualify as income from miscellaneous activities in the Netherlands, which include the performance of activities in the Netherlands in respect of the shares that exceed “regular, active portfolio management”.

Generally speaking, a holder of shares holds a substantial interest in the Company, if such holder of shares, alone or, where such holder is an individual, together with his or her partner (statutory defined term) or certain other related persons, directly or indirectly, holds (i) an interest of 5 percent or more of the total issued capital of the Company or of 5 percent or more of the issued capital of a certain class of shares of the Company, (ii) rights to acquire, directly or indirectly, such interest or (iii) certain profit sharing rights in the Company’s shares.

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

United States Federal Income Tax Consequences for Holders of Ordinary Shares

The following is a general summary of the material U.S. federal income tax consequences to U.S. shareholders (defined below) of the ownership and disposition of our ordinary shares. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing temporary and proposed Treasury Regulations, revenue rulings, administrative pronouncements, judicial decisions and the U.S.-NL Treaty, all as currently in effect and all of which are subject to change or changes in interpretation, possibly with retroactive effect. This summary deals only with ordinary shares held as capital assets within the meaning of Section 1221 of the Code. This summary does not discuss all of the tax consequences that may apply to holders that are subject to special tax rules, including:

•	persons subject to the imposition of the U.S. federal alternative minimum tax;

•	persons who hold the ordinary shares through partnerships or other pass through entities;

•	U.S. expatriates;

•	insurance companies;

•	tax-exempt entities;

•	banks; financial institutions; regulated investment companies; securities broker-dealers;

•	persons who hold ordinary shares as part of a hedging, straddle, constructive sale or conversion transaction;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	persons who acquired the ordinary shares pursuant to the exercise of employee stock options or otherwise as compensation;

•	persons whose functional currency is not the U.S. dollar; and

•	U.S. persons owning (directly, indirectly or by attribution) 10% or more of the voting power or share capital of the Company.

For purposes of this discussion a “U.S. shareholder” is a beneficial owner of ordinary shares that is:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•
a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any state thereof (including the District of Columbia);

•	an estate the income of which is subject to U.S. federal income taxation regardless of source; or

•
a trust if both a U.S. court is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds ordinary shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. shareholder is a partner in a partnership that holds our ordinary shares, the shareholder is urged to consult its own tax advisor regarding the ownership and disposition of ordinary shares.

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

Subject to various conditions and limitations, and subject to the discussion in the next paragraph, tax withheld in the Netherlands in accordance with the U.S.-NL Treaty will be treated as a foreign tax that U.S. shareholders may elect either to deduct in computing their U.S. federal taxable income or credit against their U.S. federal income tax liability. Dividends on ordinary shares generally will be treated as “passive income” or, in the case of certain holders, “financial services income” for purposes of calculating the amount of the foreign tax credit available to a U.S. shareholder. For taxable years beginning after 31 December 2006, dividend income generally will constitute “passive category income” or, in the case of certain U.S. shareholders, “general category income.” Additional withholding tax, if any, in excess of the rate applicable under the U.S.-NL Treaty generally will not be eligible for credit against the U.S. shareholder’s U.S. federal income tax liability.

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

In such event, the Netherlands withholding tax imposed on dividends paid to a U.S. shareholder may not be fully creditable against the U.S. shareholder’s U.S. federal income tax liability. The rules governing the foreign tax credit are complex. U.S. shareholders are urged to consult their own tax advisors regarding the availability of the foreign tax credit in their particular circumstances.

We did not pay dividends in 2007. If we were to pay dividends in the future, we will endeavor to provide to U.S. shareholders the information they will need to calculate their foreign tax credit.

Certain U.S. shareholders (including individuals) are eligible for reduced rates of U.S. federal income tax (currently a maximum of 15%) in respect of “qualified dividend income” received in taxable years beginning before January 1, 2011.  For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if, among other things, the U.S. shareholders meet certain minimum holding periods and other requirements and the non-U.S. corporation satisfies certain criteria, including that either (i) the ordinary shares with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the U.S.-NL Treaty) which provides for the exchange of information. We currently believe that dividends paid with respect to our ordinary shares should constitute qualified dividend income for U.S. federal income tax purposes, however, this is a factual matter and therefore is subject to change. We anticipate that any dividends that we may pay would be reported as qualified dividend income on Forms 1099-DIV delivered to U.S. shareholders. Any dividends paid out after the Company delisted from the New York Stock Exchange, which took place on March 31, 2008, may not constitute qualified dividend income, depending on the treatment of the Company under the U.S.-NL Treaty. Each individual U.S. shareholder of our ordinary shares is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation and regarding the computations of his foreign tax credit limitation with respect to any qualified dividend income paid by the Company to him, as applicable.

Sale or Other Disposition of the Ordinary Shares

Upon the sale or other disposition of ordinary shares, a U.S. shareholder generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or other disposition and the U.S. shareholder’s tax basis (determined in U.S. dollars) in the ordinary shares. Such gain or loss will be U.S. source gain or loss and will be treated as long-term capital gain or loss if the ordinary shares were held for more than one year. The deductibility of capital losses is subject to limitations. In the case of a U.S. shareholder who is an individual, long-term capital gain generally will be subject to preferential rates if specified minimum holding periods are met. If a U.S. shareholder receives euros upon a sale or other disposition of ordinary shares, gain or loss, if any, recognized on the subsequent sale, conversion or disposition of the euros generally will be U.S. source ordinary income or loss. However, if such euros are converted into U.S. dollars on the date received by the U.S. shareholder, the U.S. shareholder generally should not be required to recognize any gain or loss on the conversion.

Passive Foreign Investment Company Status

If during any taxable year 75% or more of our gross income consists of various types of passive income such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from a unrelated person), or gains from disposition of certain minority interests), or if at least 50% of the average value of all of our assets consists of assets that produce or are held for the production of, passive income, we will be treated as a “passive foreign investment company,” or “PFIC” for such year and in succeeding years. If we were treated as a PFIC in any taxable year (which conclusion is a factual determination that must be made as of the close of the taxable year), upon receipt of a distribution on, or a sale of, ordinary shares, a U.S. shareholder generally will be required to allocate to each day in its holding period with respect to the ordinary shares a pro rata portion of any distributions received on the ordinary shares which are treated as an “excess distribution.” Any amount of an excess distribution, which term includes gain on the sale of stock, treated as allocable to a prior taxable year is subject to federal income tax at the highest applicable rate of the year in question, plus an interest charge on the amount of tax deemed to be deferred. Furthermore, dividends paid by us would not be “qualified dividend income” and would be taxed at the higher rates applicable to other items of ordinary income. We currently believe that we did not qualify as a PFIC for the 2007 taxable year, and it is our intention to conduct our investment activities in a manner to avoid PFIC status in the future. However, because PFIC status is a factual matter that must be determined annually, there are no assurances in this regard.

In the event that we were a PFIC in a subsequent taxable year, the foregoing rules with respect to distributions and dispositions may be ameliorated if a U.S. shareholder were eligible for and timely made either:

•
a valid “QEF” or Qualified Electing Fund election, in which case the U.S. shareholder generally would be required to include in income on a current basis its pro rata share of our ordinary income and net capital gains; or

•
a valid “mark-to-market” election, in which case, subject to various limitations, the U.S. shareholder would essentially be required to take into account the difference, if any, between the fair market value and the adjusted tax basis of its ordinary shares, at the end of a taxable year, in calculating its income for such year.

A U.S. shareholder who decided not to make any of the above elections at any time during the period in which the shareholder held our ordinary shares while we were a PFIC nevertheless may elect to make a “deemed sale election” pursuant to which the shareholder would be treated as having sold its ordinary shares on the last day of the last taxable year in which we qualified as a PFIC.

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

U.S. Information Reporting and Backup Withholding

Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or other disposition of ordinary shares may be subject to information reporting to the Internal Revenue Service (the “IRS”) and possible U.S. backup withholding at a current rate of 28%.  Backup withholding will not apply to a shareholder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide such certification on a properly completed IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. shareholders generally will not be subject to U.S. information reporting or backup withholding.  However, such shareholders may be required to provide certification of non-U.S. status (generally on IRS Form W-8BEN) in connection with payments received in the U.S. or through certain U.S.–related financial intermediaries.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a shareholder’s U.S. federal income tax liability, and a shareholder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Austrian Tax Consequences for Holders of Ordinary Shares

General

The following is a summary of the principal Austrian tax consequences for Austrian shareholders of purchase, possession, ownership and disposal of the ordinary shares. This summary is based on current law, including but not limited to the double taxation convention between Austria and the Netherlands and practice as to matters of Austrian taxation. It does not purport to be a complete analysis of all potential tax effects relevant to a decision to invest in the ordinary shares. Prospective investors who are in any doubt as to their tax position should seek independent advice.

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

Gross dividend distributions to Austrian individual shareholders are considered income as defined by the Income Tax Act. Such income is generally subject to a special tax rate of 25%. According to the double taxation convention, Austrian individual shareholders may credit the 15% withholding tax on the gross dividends against their Austrian income tax. The maximum amount to be credited may not exceed the tax amount calculated prior to the credit allotted to the income that can be attributed to the Netherlands.

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

Gross dividend distributions to Austrian corporations are considered income as defined by the Austrian Corporate Income Tax Act. Shareholdings of at least 10 % held for at least one year are under certain requirements tax exempted according to Section 10 Corporate Income Tax Act (participation exemption). The gross dividends not qualifying for the benefits under the participation exemption according to Section 10 Corporate Income Tax Act are subject to Austrian corporate income tax at a rate of 25%. In such case, corporations may, as Austrian private investors, claim a credit of the actual paid Dutch withholding tax against the Austrian corporate income tax.

Capital Gains

Based on the double taxation convention, when applicable, capital gains from the alienation of ordinary shares shall be taxable in Austria only if the alienator is resident in Austria. This does not apply if the alienator has been resident in the Netherlands within five years before the alienation of the ordinary shares. In such case, capital gains from the alienation of ordinary shares should also be taxable in the Netherlands on the basis of the double tax treaty between Austria and the Netherlands.

In Austria, capital gains realised from the sale of ordinary shares by individuals are subject to tax at marginal tax rates (up to 50%) if the one-year-holding period is not met. After expiration of the holding period sales of substantial shares (i.e., if the shareholder has owned a share of at least 1% at any time within the five years period prior to the sale), and sales of shares representing part of a domestic business property (Betriebsvermögen) are subject to income tax. The capital gain is subject to half the average tax rate, if the one-year-holding period is met.

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

Inheritance and Gift Tax

Conditional and unconditional share transfers due to death or donation by residents of Austria are subject to Austrian Inheritance and Gift Tax (exemptions exist for transfers of shares of less than 1% due to death). This also applies to transfers by non-resident shareholders or non-Austrian citizens to beneficiaries who are Austrian residents.

Shares held by non-resident shareholders are not subject to Austrian inheritance and gift tax on a transfer to another non-resident of Austria by reason of death or donation. Non-resident shareholders are shareholders having their tax residence and habitual abode outside Austria.

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

The Austrian Inheritance and Gift Tax on unconditional share transfers due to death (Erwerb von Todes wegen) or donation (Schenkungen unter Lebenden) will automatically phase out on 31 July 2008 following decisions of the Austrian Constitutional Court. Until 31 July 2008 the current law will remain in force which means that share transfers due to death or donations by Austrian residents are still subject to Austrian Inheritance and Gift Tax. It should be noted that the Austrian parliament remains entitled to enact a succession regulation. Currently no succession regulation has been proposed.

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

The documents referred to in this report can be read at the U.S. Securities and Exchange Commission’s public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549.

The public may obtain information on the operation of the Commission’s public reference facilities by calling the Commission in the United States at 1-800-SEC-0330. Copies of reports, proxy statements and other information concerning us are also available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

10.I. Subsidiary Information

Not applicable.

ITEM 11:     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures About Market Risk

In the ordinary course of business, our primary market risk exposures are changes in interest rates and fluctuations in foreign currency exchange rates. To meet our objective of minimizing our exposure to fluctuations in foreign currency exchange rates, we use foreign currency forward contracts and foreign currency option contracts. Such instruments are entered into purely to meet our objective and not for speculative purposes.

Our foreign currency risks have not changed materially over the last years. However, with respect to interest rates, we have less exposure to interest rate changes because we refinanced some of our floating rate debt with the proceeds from our fixed rate senior notes issued in July 1999 and repaid another portion of the floating rate debt with the proceeds from our initial public offering in October 2000. As of December 31, 2007, we have no further floating rate debt.

Interest Rate Exposure

The table below provides information about our financial instruments that are sensitive to interest rates, primarily our debt obligations. For such obligations the table presents the repayment schedule of amounts outstanding on December 31, 2007, based on the contractual maturity dates of our bank and other debt facilities and the related weighted average interest rates by expected maturity date.  Variable rates are based on rates as of December 31, 2007.

The carrying value of our senior notes and other long-term debt approximate the fair value based on current rates being offered and quoted market prices of debt with similar terms.

	Year Ended December 31, 2007								Year Ended December 31, 2006
	2008	2009	2010	2011	2012	Thereafter	Total	Fair Value	Total	Fair Value
	( in thousands)
Debt, including current portion

Fixed rate (EUR)	€143	153	163	174	187	120,788	121,607	97,179	121,477	126,862
Weighted avg. Interest rate (fixed)	6.70%	6.70%	6.70%	6.70%	6.70%	8.36%	8.35%		8.35%

Fixed rate (USD)	€179	193	207	223	240	3,460	4,502	4,850	5,133	5,431
Weighted avg. Interest rate (fixed)	7.33%	7.33%	7.33%	7.33%	7.33%	10.05%	9.42%		9.31%

Fixed rate (JPY)	€297	297	297	149	--	2,907	3,947	3,947	4,460	4,460
Weighted avg. Interest rate (fixed)	2.77%	2.77%	2.77%	2.77%	2.77%	2.77%	2.77%		2.77%

Variable rate (EUR)	€1,627	1,472	482	385	278	948	5,193	5,193	6,890	6,890
Weighted avg. Interest rate (variable)	3.15%	3.15%	3.15%	3.15%	3.15%	3.15%	3.15%		3.17%

Other currencies (CSK)	€214	161	--	--	--	--	375	375	589	589
Weighted avg. Interest rate	5.81%	5.81%	--	--	--	--	5.81%		4.22%

Foreign Currency Exchange Rate Exposure

We operate in a multi-currency environment and are subject to currency translation risk and, to a lesser extent, currency transaction risk. We incur transaction risk whenever one of our subsidiaries enters into a transaction using a currency other than our functional currency. In order to reduce this risk, we seek to match our revenues and costs in each currency. We also hedge part of our firm commitments for sales to Japan, United Kingdom, Switzerland and Canada through forward contracts and options with Austrian and Italian banks. As of December 31, 2007, we had nine British pounds forward contracts totaling €3.2 million, six Swiss franc forward contracts totaling €5.5 million, 11 Japanese yen forward contracts totaling €6.7 million, 16 Canadian dollar forward contracts totaling €9.3 million, six option contracts on British pounds totaling €1.6 million, 14 option contracts on Swiss franc totaling €1.0 million and three options on Japanese yen totaling €0.6 million. We recorded foreign exchange gains of €1.1 million, €0.7 million and of €1.3 million in 2007, 2006 and 2005, respectively.

The table below provides information about our forward foreign exchange contracts and foreign exchange options contracts which we use to manage fluctuations in foreign currency exchange rates:

	Contract Amount Sell Euro Equivalent	Average Option Strike Price	Fair Value December 31, 2007
	(in thousands, except for the option strike price)
Currency Pairs:
Foreign Currency Forward Contracts
Euro		1 € =
Canadian Dollar	€9,283	1.4274 CAD	€114
Japanese Yen	€6,721	154.67456 JPY	€333
Swiss Franc	€5,507	1.6342 CHF	€3
British Pounds	€3,217	0.7118 GBP	€117

Foreign Currency Option Contracts
Euro
British Pounds	€1,616	0.7143 GBP	€26
Swiss Franc	€1,028	1.6615 CHF	€(6)
Japanese Yen	€606	164.9856 JPY	€25

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

ITEM 15:     CONTROLS AND PROCEDURES

a) Disclosure Controls and Procedures

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

b) Management’s annual report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management (with the participation of the CEO and the CFO) conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the internal control over financial reporting was effective as of December 31, 2007.

There were no changes in our internal controls over financial reporting during the year ended December 31, 2007 identified in connection with the evaluation thereof by our management, including the Chief Executive Officer and Chief Financial Officer, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company, as a non-accelerated filer, to provide only management’s report in the Company’s annual report for the year ended December 31, 2007.

ITEM 16:     [RESERVED]

16.A. Audit Committee Financial Expert

The Supervisory Board has determined that there currently is no “audit committee financial expert” as defined under the Sarbanes-Oxley Act of 2002 serving on the Audit Committee. No single member of the Audit Committee meets all of the five attributes required to meet the definition of audit committee financial expert. Nonetheless, the Supervisory Board considers that the Audit Committee members as a group possess adequate skills and expertise to fulfil the tasks entrusted to the Audit Committee.

16.B. Code of Ethics

We adopted a code of ethics that applies to all of our employees, including our Chief Executive officer and principal financial officer. Our Code of Conduct is posted on our website at www.head.com , section “Investor Relations”.

16.C. Principal Accountant Fees and Services

PricewaterhouseCoopers (PwC) has served as our independent public auditors for each of the years ended in the three-year period ended December 31, 2007. The following table presents the aggregate fees for professional audit services and other services rendered by PricewaterhouseCoopers in 2007 and 2006 (in thousands):

	Year Ended December 31, 2007
	2007	2006

Audit Fees	€847	€764
Audit-Related Fees	20	163
Tax Fees	204	216
All Other Fees	97	109
Total Audit Fees	€1,168	€1,252

Audit Fees primarily relate to the audit of Head N.V.’s annual financial statements set forth in our Annual Report on Form 20-F and other services normally provided in connection with statutory and regulatory filings, which mainly include the statutory audits of financial statements of our subsidiaries and the assistance with review of documents filed with the SEC. In addition audit fees contain agreed upon procedures performed on Head N.V.’s quarterly financial statements.

Audit-Related Fees consist of fees incurred for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards.

Tax Fees were comprised solely of tax services permitted under the Sarbanes-Oxley Act of 2002. Tax services rendered in connection with the audit of financial statements have been included in the caption Audit Fees.

All Other Fees represent professional services provided for services not directly supporting financial statement audits, such as local law advices.

For 2007, the Supervisory Board pre-approved tax services up to an aggregate amount of €0.2 million, such services to be provided to Head NV and any of its subsidiaries or affiliated companies. Tax services included solely tax services permitted under the Sarbanes-Oxley Act of 2002 and any rules and regulations issued in respect to the Sarbanes-Oxley Act.

Pre-Approval Policies and Procedures

Our Audit Committee is responsible for the oversight of our independent auditor’s work. Our Audit Committee pre-approves all audit and non-audit services provided by PwC, as well as all tax services performed by other companies. These services may include audit services, audit-related services, tax services and other services, as described above.

16.D. Exemption from the Listing Standards for Audit Committee

Not applicable

16.E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

There were no purchases by or on behalf of Head N.V. or any affiliated purchasers of its equity securities during 2007.

ITEM 17:     FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report on Form 20-F

Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets at December 31, 2007 and 2006	F-2
Consolidated Income Statements for the Years Ended December 31, 2007, 2006 and 2005	F-3
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2007, 2006 and 2005	F-4
Consolidated Cash Flow Statements for the Years Ended December 31, 2007, 2006 and 2005	F-5
Notes to the Consolidated Financial Statements	F-6

The following schedule has been filed as part of this Annual Report on Form 20-F

Report of Independent Registered Public Accounting Firm	S-1
Schedule II – Valuation and Qualifying Accounts	S-2

ITEM 18:     FINANCIAL STATEMENTS

Not applicable.

ITEM 19:     EXHIBITS

1.1	Articles of Association of the Company, amended as of August 20, 2007
2.1
Indenture between HTM Sport- und Freitzeigeräte AG, Head N.V., Head Holding Unternehmensbeteiligung GmbH, Head Sport AG, Head International GmbH, HTM Sport S.p.A., Head USA Inc., Penn Racquet Sports Inc., Head/Tyrolia Sports Canada Inc., The Bank of New York, As Trustee, Registrar, Transfer Agent And Principal Paying Agent and The Bank of New York (Luxembourg) S.A., As Paying Agent And Transfer Agent dated January 29, 2004 (incorporated by reference to the Annual Report on Form 20-F filed with the SEC on April 13, 2004)

4.1
Loan Agreement between Head USA, Inc., Mares America Corp., Penn Racquet Sport, Inc and Fleet Capital Corporation as Agent dated April 5, 2000 (incorporated by reference to the Registration Statement on Form F-1 filed with the SEC on September 27, 2000).

6.	A statement explaining in reasonable detail how earnings per share information were calculated (included in Note 2 to the Financial Statements).
8.	A list of the Company’s significant subsidiaries (Included in Note 27 to the Financial Statements)
12.1	Certification of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13	Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and General Meeting of Shareholders of Head N.V.:

We have audited the accompanying consolidated balance sheets of Head N.V. as of December 31, 2007 and 2006 and the related consolidated income statements, changes in equity, and cash flow statements for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company´s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly in all material respects, the consolidated financial position of Head N.V. at December 31, 2007, and 2006 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union.

February 26, 2008
PwC Wirtschaftsprüfung GmbH
Vienna, Austria

HEAD N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

		December 31,
	Note	2007	2006

		(in thousands)
ASSETS:
Non-current assets
Property, plant and equipment, net	5, 6	€59,879	€61,821
Intangible assets	5, 7	10,509	11,739
Goodwill	5, 7	2,882	3,142
Available-for-sale financial assets	10, 16	608	1,971
Deferred income tax assets	21	61,137	59,552
Trade receivables	9, 16	1,726	2,082
Other non-current assets	16	4,174	3,625
Total non-current assets		140,915	143,932
Current assets
Inventories, net	8	75,265	64,996
Trade and other receivables	9, 16	130,272	149,541
Prepaid expense		2,376	2,635
Available-for-sale financial assets	10, 16	10,230	17,828
Cash and cash equivalents	16, 28	30,264	43,628
Total current assets		248,407	278,628
Total assets		€389,322	€422,560
EQUITY:
Share capital	12	€398	€7,964
Other reserves	12	111,489	115,838
Treasury shares	12	(7,119)	(12,307)
Retained earnings		40,699	51,853
Fair Value and other reserves including
cumulative translation adjustments (CTA)	20	(12,450)	(7,462)
Total equity		133,017	155,888
LIABILITIES:
Non-current liabilities
Borrowings	15, 16	€133,163	€136,006
Retirement benefit obligations	18	15,157	15,744
Other long-term liabilities	17, 23	11,993	12,923
Total non-current liabilities		160,313	164,673
Current liabilities
Trade and other payables	13	60,709	67,144
Income taxes liabilities		883	1,094
Borrowings	15, 16	21,600	22,010
Provisions	14	12,801	11,750
Total current liabilities		95,993	101,999
Total liabilities		256,306	266,672
Total liabilities and equity		€389,322	€422,560
The accompanying notes are an integral part of the consolidated financial statements

HEAD N.V. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS

		For the Years Ended December 31,
	Note	2007	2006	2005

		(in thousands, except per share data)

Total net revenues	5	€320,992	€366,762	€359,566
Cost of sales		196,911	222,597	221,536
Gross profit		124,080	144,165	138,030
Selling and marketing expense		94,319	92,929	92,053
General and administrative expense	22, 23	30,062	30,342	30,495
Gain on sale of property	6	--	--	(5,876)
Restructuring costs	14	2,033	--	5,073
Share-based compensation (income) expense	23	(218)	1,818	(899)
Other operating (income) expense, net		(1,430)	(902)	1,533
Operating profit (loss)		(686)	19,978	15,652
Interest expense	16	(12,592)	(12,376)	(12,808)
Interest income	16	2,069	1,609	2,110
Foreign exchange gain (loss)	16	287	(297)	2,121
Profit (loss) before income taxes		(10,922)	8,914	7,075
Income tax benefit (expense):
Current		(1,201)	(2,085)	(1,468)
Deferred		969	(2,415)	1,121
Income tax expense	21	(232)	(4,499)	(348)
Profit (loss) for the year		€(11,154)	€4,415	€6,728

Earnings per share-basic
Profit (loss) for the year	29	(0.31)	0.12	0.19
Earnings per share-diluted
Profit (loss) for the year	29	(0.31)	0.12	0.18
The accompanying notes are an integral part of the consolidated financial statements.

HEAD N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

								Minority	Total
	Note	Attributable to equity holders of the Company						Interest	Equity
							Fair Value
							and Other
		Ordinary Shares		Other	Treasury	Retained	Reserves/
		Shares	Amount	Reserves	Shares	Earnings	CTA

		(in thousands, except share data)

Balance at December 31, 2004		36,219,902	€7,964	€125,247	€(12,307)	€40,711	€(8,277)	€8	€153,346

Minority interest	12	--	--	--	--	--	--	(8)	(8)
Profit for the year		--	--	--	--	6,728	--	--	6,728
Changes in fair value and other reserves
including CTA:
Unrealized gain on available-for-sale
financial assets, (net of tax of €18)	10	--	--	--	--	--	74	--	74
Unrealized loss on cash flow hedges
(net of tax of €163)	11	--	--	--	--	--	(489)	--	(489)
Reclassification adjustment for derivative
losses recorded in net income
(net of tax of €42)	11	--	--	--	--	--	127	--	127
Foreign currency translation adjustment		--	--	--	--	--	6,682	--	6,682
Total recognised income and expense in 2005		--	--	--	--	--	6,393	--	13,121
Balance at December 31, 2005		36,219,902	€7,964	€125,247	€(12,307)	€47,438	€(1,884)	€0	€166,459

Increase in share capital	12	--	9,409	(9,409)	--	--	--	--	0
Decrease in share capital	12	--	(9,409)	9,409	--	--	--	--	0
Capital repayment	12	--	--	(9,409)	--	--	--	--	(9,409)
Profit for the year		--	--	--	--	4,415	--	--	4,415
Changes in fair value and other reserves
including CTA:
Unrealized gain on available-for-sale
financial assets, (net of tax of €30)	10	--	--	--	--	--	104	--	104
Unrealized gain on cash flow hedges
(net of tax of €68)	11	--	--	--	--	--	270	--	270
Reclassification adjustment for derivative
gains recorded in net income
(net of tax of €69)	11	--	--	--	--	--	(274)	--	(274)
Foreign currency translation adjustment		--	--	--	--	--	(5,678)	--	(5,678)
Total recognised income and expense in 2006		--	--	--	--	--	(5,578)	--	(1,163)
Balance at December 31, 2006		36,219,902	€7,964	€115,838	€(12,307)	€51,853	€(7,462)	€--	€155,888

Sale of treasury shares	12	50,908	--	(147)	297	--	--	--	150
Capital repayment	12	--	(7,566)	415	--	--	--	--	(7,151)
Exercise of options, equity-based	12	838,622	--	(4,618)	4,891	--	--	--	273
Loss for the year		--	--	--	--	(11,154)	--	--	(11,154)
Changes in fair value and other reserves
including CTA:
Unrealized loss on available-for-sale
financial assets, (net of tax of €86)	10	--	--	--	--	--	(342)	--	(342)
Unrealized loss on cash flow hedges
(net of tax of €30)	11	--	--	--	--	--	(101)	--	(101)
Reclassification adjustment for derivative
losses recorded in net income
(net of tax of €78)	11	--	--	--	--	--	244	--	244
Foreign currency translation adjustment		--	--	--	--	--	(4,790)	--	(4,790)
Total recognised income and expense in 2007		--	--	--	--	--	(4,989)	--	(16,143)
Balance at December 31, 2007		37,109,432	€398	€111,489	€(7,119)	€40,699	€(12,450)	€--	€133,017
The accompanying notes are an integral part of the consolidated financial statements.

HEAD N.V. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS

		For the Years Ended December 31,
	Note	2007	2006	2005

		(in thousands)
OPERATING ACTIVITIES:
Profit (loss) for the year		€(11,154)	€4,415	€6,728
Adjustments to reconcile net income
to net cash provided by operating activities:
Depreciation and amortization	6, 7	13,251	14,061	15,533
Amortization and write-off of debt issuance cost
and bond discount		401	470	354
Impairment	6, 7, 14	11	184	1,444
Provision (release) for leaving indemnity
and pension benefits		(573)	(532)	308
Restructuring costs	14	1,930	(1,261)	1,364
(Gain) loss on sale of property, plant and equipment	6	(296)	98	(5,975)
Share-based compensation expense	23	(218)	1,818	(899)
Deferred income	17	(863)	(1,573)	(778)
Interest expense	16	12,191	11,905	12,453
Interest income	16	(2,031)	(1,609)	(1,280)
Tax expense		1,201	2,085	1,468
Deferred tax (benefit) expense	21	(969)	2,415	(1,121)
Changes in operating assets and liabilities:
Accounts receivable	9	16,514	(5,682)	9,567
Inventories	8	(12,183)	1,656	1,854
Prepaid expense and other assets		(647)	907	(167)
Accounts payable, accrued expenses and other liabilities		(2,755)	9,940	4,418
Interest paid		(13,878)	(14,972)	(13,988)
Tax paid		(2,657)	(1,203)	(1,125)
Net cash (used for) provided by operating activities		(2,724)	23,122	30,159
INVESTING ACTIVITIES:
Purchase of property, plant and equipment	6	(13,742)	(15,018)	(14,600)
Disposal (purchase) of intangible assets	7	--	(44)	(662)
Proceeds from sale of property, plant and equipment	6	2,097	114	8,001
Purchases of available-for-sale financial assets	10	(8,169)	(5,017)	(4,113)
Sale of available-for-sale financial assets	10	17,055	2,154	444
Interest received		2,084	1,639	954
Minority interest	12	--	--	(8)
Net cash used for investing activities		(674)	(16,172)	(9,985)
FINANCING ACTIVITIES:
Change in short-term borrowings, net	15	(113)	(2,629)	(1,714)
Payments on long-term debt	15	(2,546)	(1,776)	(15,853)
Proceeds from other long-term obligations	15	222	1,876	295
Proceeds from exercised options, share-based	12	273	--	--
Sale of treasury shares	12	150	--	--
Capital repayment	12	(7,151)	(9,409)	--
Change in restricted cash	28	696	780	755
Net cash used for financing activities		(8,468)	(11,158)	(16,516)
Effect of exchange rate changes on cash and cash equivalents		(803)	(844)	(1,171)
Net decrease in cash and cash equivalents		(12,669)	(5,052)	2,486
Cash and cash equivalents, unrestricted at beginning of period		40,451	45,503	43,016
Cash and cash equivalents, unrestricted at end of period	28	€27,782	€40,451	€45,503
The accompanying notes are an integral part of the consolidated financial statements.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – General information

Head N.V. (“Head” or the “Company”) was incorporated in Rotterdam, Netherlands, on August 24, 1998. The address of its registered office is Rokin 55, 1012 KK Amsterdam, the Netherlands. The Company’s ordinary shares are listed on the New York Stock Exchange (“HED”) and the Vienna Stock Exchange (“HEAD”).

The Company is a global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. The Company has created or acquired a portfolio of brands – Head (principally alpine skis, ski boots, ski bindings and snowboard products, tennis,racquetball and squash racquets, tennis balls and badminton products), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares and Dacor (diving equipment).

Head conducts business in Europe (primarily in Austria, Italy, Germany, France, Switzerland, the Netherlands, Spain and the United Kingdom), North America, and Asia.

These consolidated financial statements were approved by the Board of Directors on February 26, 2008.

Note 2 - Summary of Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of Presentation

The Company and its subsidiaries maintain their accounting records in accordance with their local regulations and have made certain adjustments to these records to present the accompanying financial statements in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical cost convention and fair value accounting for available-for-sale financial assets and derivatives.

All International Financial Reporting Standards issued by the IASB, effective at the time of preparing the consolidated financial statements and applied by the Company, have been adopted for use in the EU by the European Commission and the consolidated financial statements of the Company also comply with IFRS as adopted by the EU. Therefore the term “IFRS” is used in the following.

Standards, amendment and interpretations effective in 2007

IFRS 7, “Financial instruments: Disclosures”, and the complementary amendment to IAS 1, “Presentation of financial statements – Capital disclosures”, introduce new disclosures relating to financial instruments and does not have any impact on the classification and valuation of the Company’s financial instruments.

IFRIC 8, “Scope of IFRS 2”, requires consideration of transactions involving the issuance of equity instruments, where the identifiable consideration received is less than the fair value of the equity instruments issued in order to establish whether or not they fall within the scope of IFRS 2. This interpretation did not have any impact on the Company’s financial statements.

IFRIC 10, “Interim financial reporting and impairment”, prohibits the impairment losses recognized in an interim period on goodwill and investments in equity instruments and in financial assets carried at cost to be reversed at a subsequent balance sheet date. This interpretation did not have any impact on the Company’s financial statements.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Standard and Interpretation early adopted by the Company

IFRS 8, “Operating segments” (effective from January 1, 2009). IFRS 8 replaces IAS 14 and aligns segment reporting with the requirements of the US standard SFAS 131, “Disclosures about segments of an enterprise and related information”. The new standard requires a “management approach”, under which segment information is presented on the same basis as that used for internal reporting purposes. The Company applied IFRS 8 retrospectively and did not determine any changes. The reported segment is consistent with the internal reporting provided to the chief operating decision-maker.

IFRIC 11,”‘IFRS 2 – Group and treasury share transactions”, was early adopted in 2007. IFRIC 11 provides guidance on whether share-based transactions involving treasury shares or involving group entities (for example, options over a parent’s shares) should be accounted for as equity-settled or cash-settled share-based payment transactions in the stand-alone accounts of the parent and group companies. This interpretation does not have an impact on the Company’s financial statements.

Standards, amendments and interpretations effective in 2007 but not relevant

The following standards, amendments and interpretations to published standards are mandatory for accounting periods beginning on or after January 1, 2007 but they are not relevant to the Company’s operations:

-	IFRS 4, “Insurance contracts”;
-	IFRIC 7, “Applying the restatement approach under IAS 29, Financial reporting in hyper-inflationary economies”; and
-	IFRIC 9, “Reassessment of embedded derivatives”.

Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Company

The following standards, amendments and interpretations to existing standards have been published by the IASB but are not mandatory in the financial year 2007 and had not yet been endorsed by the EU at the time the consolidated financial statements of the Company were prepared:

-
IFRS 2 (Amendment) “Share-based Payment”. The amendment to the standard clarifies the terms “vesting conditions” and “cancellations”. The amendment is effective for annual periods beginning on or after January 1, 2009.

-
IFRS 3 (Revised) “Business Combinations” and IAS 27 (Amendment) “Consolidated and Separate Financial Statements”. IFRS 3 is applicable from periods beginning on or after July 1, 2009. The revised standard requires business combinations to be accounted for as acquisitions and gives greater transparency.

-
IAS 1 (Amendment) “Presentation of Financial Statements: A Revised Presentation”. This standard sets out overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. This standard shall be applied for annual periods beginning on or after January 1, 2009.

-
IAS 23 (Amendment), “Borrowing costs” (effective from January 1, 2009). The amendment to the standard is still subject to endorsement by the European Union. It requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The Company will apply IAS 23 (Amended) from January 1, 2009 but is currently not applicable to the Company as there are no qualifying assets.

-
IAS 32 (Revised) “Financial Instruments: Presentation” (effective from January 1, 2009). This standard deals with distinguishing between equity and liability instruments and foresees equity classification of puttable instruments, provided certain conditions are met.

-
IFRIC 14, “IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction” (effective from January 1, 2008). IFRIC 14 provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognized as an asset. It also explains how the pension asset or liability may be affected by a

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

statutory or contractual minimum funding requirement. The Company will apply IFRIC 14 from January 1, 2008, but it is not expected to have any impact on the Company’s accounts.

Interpretations to existing standards that are not yet effective and not relevant for the Company’s operations

The following interpretations to existing standards have been published by the IASB and are mandatory for the Company’s accounting periods beginning on or after January 1, 2008 or later periods but have not yet been endorsed by the EU and are not relevant for the Company’s operations:
-
IFRIC 12, ‘Service concession arrangements’ (effective from January 1, 2008). IFRIC 12 applies to contractual arrangements whereby a private sector operator participates in the development, financing, operation and maintenance of infrastructure for public sector services. IFRIC 12 is not relevant to the Company’s operations because none of the Company’s companies provide for public sector services.

-
IFRIC 13, “Customer loyalty programmes” (effective from July 1, 2008). IFRIC 13 clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. IFRIC 13 is not relevant to the Company’s operations because none of the Company’s companies operate any loyalty programmes.

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

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

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

Segment Reporting

An operating segment is consistent with the internal reporting provided to the chief operating decision-maker, the Company’s Chief Executive Officer. Decisions regarding strategy, resources, financing, capital investments and insurance are made on the basis of the Company’s performance based on its consolidated operating results and consolidated balance sheet; and liquidity planning is based on the Company’s consolidated cash flows.

Foreign Currency Translation

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

a) Functional and presentation currency
Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in euros, which is the Company’s functional and presentation currency.

b) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in cumulative translation adjustment (“CTA” - equity: “Fair value and other reserves including cumulative translation adjustments”) as qualifying cash flow hedges. The effect of exchange rate changes on intercompany transactions of a long-term investment nature is also included in CTA.

c) Group companies
The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
-	Assets and liabilities for each balance sheet presented are translated at the closing exchange rate at the date of that balance sheet.
-	Income and expenses for each income statement are translated at average exchange rates prevailing during the year.
-	All resulting exchange differences on equity items are recognized as a separate component of shareholders’ equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and impairment loss. Additions and improvements that extend the useful lives of the plant and equipment and replacements, major renewals, and betterments are capitalized. The cost of maintenance, repair and minor renewals are expensed as incurred. When plant and equipment is retired or otherwise disposed, the cost and related accumulated depreciation and impairment losses are removed from the related accounts, and any gain or loss on disposition is recognized in earnings. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The Company’s buildings are depreciated over a period of 30-50 years, building improvements are depreciated over a period of 10-25 years and machinery and equipment is depreciated over a period of 2-20 years.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Other intangible assets comprise of trademarks with an indefinite useful life which are carried at cost less accumulated impairment losses and land use rights with a useful life of 50 years, which are carried at cost less accumulated amortization and impairment losses. Amortization of land use rights is calculated using the straight-line method.

Goodwill and other intangible assets with an indefinite useful life are allocated to cash generating units for the purpose of impairment testing. The allocation is made to those cash generating units or groups of cash generating units that are expected to benefit from the business combination in which trademarks and goodwill arose.

Impairment of Non-Financial Assets

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Impairment losses on goodwill are not reversed. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Non financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

Financial Assets

The Company classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Financial assets are recognized at trade date. Management determines the classification of its financial assets at initial recognition and reevaluates this designation at every reporting date.

a) Financial assets at fair value through profit or loss
Derivatives are categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months of the balance sheet date.

b) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date. These are classified as non-current assets (“Other non-current assets”). Loans and receivables are classified as “trade and other receivables” in the balance sheet (see Note 9).

c) Available-for-sale financial assets
Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Available-for-sale financial assets and financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are initially and subsequently carried at amortized cost using the effective interest method. Changes in the fair value of available-for-sale financial assets are recognized in equity.

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

The accounting policy for trade and other receivables follows on the next page.

Derivative Financial Instruments and Hedging Activities

The Company records all derivatives on the balance sheet at fair value. The Company uses derivative instruments, specifically foreign exchange forward and option contracts, to hedge the foreign exchange risk related to forecasted and firmly committed foreign currency denominated cash flows.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On the date on which a derivative contract is transacted, the Company designates the derivative as a hedging instrument (cash flow hedge). Changes in derivative fair values that are designated effective and qualify as cash flow hedges will be deferred and recorded as a component of fair value and other reserves/CTA until the hedged transactions affect earnings; at which time the deferred gains and losses on the derivative designated as cash flow hedges are recognized in earnings and classified in accordance with the classification of the hedged item. The Company excludes the time value component of the derivatives’ change in fair value from the assessment of hedge effectiveness.

The Company enters into hedging relationships to limit the foreign exchange rate risk for periods generally not to exceed one year. For those financial instruments that do not qualify for hedge accounting, the Company recognizes the changes in the fair value of the instruments in the income statement (“Foreign exchange gain (loss). The Company does not utilize financial instruments for trading or speculative purposes.

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

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost being determined on a first-in first-out basis (“FIFO”). The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Trade Receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The carrying amount of the asset is reduced through the use of a provision account, and the amount of the loss is recognized in the income statement within selling and marketing costs. When a trade receivable is uncollectible, it is written off against the provision account for trade receivables. Subsequent recoveries of amounts previously written off are credited against selling and marketing costs in the income statement.

Payment terms differ depending on the customer (large distributors, small shops), product line (winter sports is a very seasonal business, as are racquet sports and diving, though to a lesser extent), country (payment terms vary in accordance with local practices throughout the world) and past experiences with customers. It is the Company’s normal procedure to agree terms of transactions, including payment terms (60 to 180 days), with customers in advance. In the rental business the Company agrees to payment terms over one year and classifies those long-term trade receivables as non-current assets in the consolidated balance sheet.

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

Deferred Income Tax

The Company utilizes the liability method of accounting for deferred income taxes whereby deferred tax assets and liabilities are recognized to reflect the future tax consequences attributable to temporary differences between the financial reporting bases of existing assets and liabilities and their respective tax bases.  With the exception of Head Holding Unternehmensbeteiligung GmbH, all of the Company’s Austrian subsidiaries are included in a consolidated Austrian federal income tax return. Separate provisions for income taxes have been prepared for the Company’s other subsidiaries. Deferred taxes are calculated by using the tax rates enacted or substantially enacted. Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefits through the future taxable profits is probable.

Employee Benefits

(a) Retirement benefit obligations

The Company operates various pensions and other employee benefits schemes. The schemes are partly funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. The Company has both defined benefit and defined contribution plans. A defined contribution plan is a plan under which the Company pays fixed contributions into a separate entity. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees benefits relating to employee service in the current and prior periods. A defined benefit plan is a plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

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

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to income over the employees’ expected average remaining working lives.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For defined contribution plans, the Company pays contributions to publicly or privately administered insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due.

(b) Share-based compensation

The Company operates a number of share-based compensation plans. The plans are treated either as equity-settled or cash-settled. The change in fair value of the employee services received in exchange for the grant of the options is recognized in share based compensation expense with a corresponding entry to equity for the equity-settled plan and to other long-term liabilities for cash-settled plans. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable.

(c) Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the balance sheet date are discounted to present value.

Provisions

Provision for restructuring costs and legal claims are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. Restructuring provisions consist mainly of employee termination payments. Provisions are not recognized for future operating losses.

The Company provides for the estimated cost of product warranties and product returns at the time revenue is recognized and the Company has a constructive obligation. Warranty provision is established based on the Company’s best estimates of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. Product return provisions are based on our historical experiences.

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

Sales deductions

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company accrues for customer discounts based upon estimated refund obligations and classifies all sales incentives, which are earned by the Company’s customers subsequent to delivery of its product, including cash discounts for volume rebates other than cash consideration, such as credits that the Company’s customer can apply against trade amounts owed as sales deductions.

Interest Income

Interest income is recognized on a time-proportion basis using the effective interest method. When a receivable is impaired, the carrying amount is reduced to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognized using the original effective interest rate.

Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Research and Development Costs

Research costs are recognized as incurred. Development costs for changes in design are short term and recognized as cost when they are incurred. Development cost for new products are capitalized if they meet the criteria for recognition as an intangible asset. The Company did not capitalize any development costs.

Earnings per share

(a) Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as treasury shares (see Note 12).

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has one category of dilutive potential ordinary shares: share options, equity-settled under the Plan 1998 (see Note 23). For the share options, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company’s shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

Note 3 – Financial Risk Management

Financial Risk Factors

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Company’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The group uses derivative financial instruments to hedge certain risk exposures.

As a consequence of the issuance of the Company’s 8.5% senior notes the Company is limited in its ability to:

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

- incur debt;
- pay dividends;
- repurchase capital stock or make investments, loans and advances;
- sell or transfer assets;
- create liens;
- enter into sale and leaseback transactions;
- engage in various transactions with affiliates; and
- undergo various kinds of merger transactions.

If the Company fails to comply with these covenants, its obligation to repay the senior notes may be accelerated.

a) Market Risk

Currency Risk
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

The table below shows the European Central Bank exchange rates for euro for those currencies that mainly influence the Company’s results:

	December 31,
1 Euro =	2007	2006	2005
USD	1.4721	1.3170	1.1797
CHF	1.6547	1.6069	1.5551
GBP	0.7334	0.6715	0.6853
JPY	164.9300	156.9300	138.9000
CAD	1.4449	1.5281	1.3725
CSK	26.6280	27.4850	29.0000
CNY	10.7524	10.2793	9.5204

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Price Risk
The Company is exposed to marketable securities price risk because of marketable securities held by the Company and classified on the consolidated balance sheet as available-for-sale. To manage its price risk arising from marketable securities, the Company diversifies its portfolio.

Cash flow and fair value interest rate risk
As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates. The Company operates with several international banks and does not have a lead bank.

The Company’s interest rate risk arises from long-term borrowings. Borrowings issued at fixed rates expose the group to fair value interest rate risk. The Company’s main external financial source arises from its 8.5% senior notes. Borrowings issued at variable rates expose the group to cash flow interest rate risk. During 2007 and 2006, the Company’s borrowings at variable rate were denominated in euro, Japanese yen and Czech koruna.

b) Credit Risk

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents, restricted cash, marketable securities and accounts receivable.  The Company places cash with high quality financial institutions. The Company’s customers are concentrated in the retail industry. However, concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their dispersion across many geographic areas. The Company generally performs credit reviews and sometimes obtains credit insurance before extending credit.

c) Liquidity Risk

The Company’s liquidity needs arise principally from working capital requirements, capital expenditures, asset acquisitions and the semi-annual interest payment on its 8.5% senior notes. Given the nature of winter sports, and to a lesser extent racquet sports, the Company’s operating cash flow and working capital needs are highly seasonal. The Company’s need for cash is greater in the third and fourth quarters when cash generated from operating activities, together with draw downs from the Company’s bank lines, are invested in inventories and receivables. Historically, the Company’s primary sources of liquidity have been cash provided from operating activities, proceeds from the issuance of debt and equity securities and borrowings under various credit facilities available to the Company’s subsidiaries.

Based upon current operations and the Company’s historical results, the Company believes that its cash flow from operations will be adequate to meet the anticipated requirements for working capital, capital expenditures and scheduled interest payments.

Capital risk management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

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

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

Note 4 – Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant of these estimates are impairments, impairments of trade receivables, product warranties and returns, inventory obsolescence and recognition of deferred tax assets. On an ongoing basis, management reviews its estimates based upon currently available information.  Actual results could differ from those estimates.

Estimated impairment of trademark and goodwill

The Company tests annually whether trademarks, with an indefinite useful life and goodwill amounting to €12.8 million have suffered any impairment, in accordance with the accounting policy stated in Note 2. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates (Note 7).

If the estimated pre-tax discount rate applied to the discounted cash flows had been 10% higher than management’s estimates, the Company would have not recognized impairment on trademarks and goodwill.

Impairment of trade receivables

The Company records impairment of trade receivables for estimated losses amounting to €2.0 million resulting from the inability of its customers to make required payments. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional provisions may be required. The Company specifically analyzes accounts receivables and evaluates historical bad debt, customer concentrations, customer creditworthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the impairment of trade receivables. These estimations are continually reviewed. Recoveries related to changes in reserves did not occur in 2007.

If estimations relating to the percentage of uncollected accounts receivable were increased by 10%, the Company would recognize an additional provision of €0.1 million.

Impairment of Long Lived Assets

Property, plant and equipment with a carrying amount of €59.9 million are initially stated at cost. Depreciation on property, plant and equipment is computed using the straight-line method over their estimated useful lives. The Company has determined useful lives of property, plant and equipment after consideration of historical results and anticipated results based on the Company’s current plans. The estimated useful lives represent the period the asset remains in service assuming normal routine maintenance. The Company reviews the estimated useful lives assigned to property, plant and equipment when the business experience suggests that they do not properly reflect the consumption of the economic benefits embodied in the property, plant or equipment nor result in the appropriate matching of cost against revenue. Factors that lead to such a conclusion may include physical observation of asset usage, examination of realized gains and losses on asset disposals and consideration of market trends such as technological obsolescence or change in market demand.

When events or changes in circumstances indicate that the carrying amount may not be recoverable, property, plant and equipment are reviewed for impairment. When such assets’ carrying value is greater than the recoverable amount, an impairment loss is recognized if the asset’s carrying amount is greater than its estimated recoverable amount.
Provision for Product Warranties

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company provides for the estimated cost of product warranties and product returns at the time revenue is recognized. The warranty provision amounting to €4.1 million is established based on the Company’s best estimates of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. Product return provisions are based on historical experiences. While the Company believes that its warranty and product return provisions are adequate and that the judgment applied is appropriate, such amounts estimated to be due and payable could differ materially from what will actually transpire in the future. The Company updates these estimated charges periodically. The actual product performance and/or field expense profiles may differ, and in those cases the Company adjusts its warranty reserves accordingly. Future warranty expenses may exceed the Company’s estimates, which could lead to an increase in cost of sales. Significant differences from estimates did not occur in the past.

If revenues and claims were to increase by 10%, the Company would have to recognise an additional provision of €0.4 million.

Inventory Obsolescence

The Company’s chosen markets are competitive and subject to fluctuations in demand and technological obsolescence. The Company periodically reviews its inventory for obsolescence and declines in market value below cost. Estimated obsolescence or unmarketable inventory led to write-downs amounting to €7.4 million of the Company’s inventory to the estimated market value based upon assumptions about future demand and market conditions. If actual future demand or market conditions were less favourable than those projected by the Company, additional inventory write-downs may be required.

Tax Loss Carry Forwards

The Company recognises deferred tax assets on tax loss carry forwards amounting to €69.5 million for which it is probable that they will be realized. The Company has considered future taxable income and ongoing prudent and feasible tax planning strategies. In the event that the Company was to determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Changes in local income tax rates may also affect deferred tax assets.

If management’s estimation with respect to the probability of tax losses carry forwards to be realized were to differ by 10% the Company would have to increase income tax expense by €7.0 million.

Note 5 - Segment Information
The Company operates in one reporting segment, Sporting Goods. The Company’s nature of products and production processes are similar, the customers are largely the same and also the distribution channels the Company uses are the same for all its products.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The tables below show net revenues from external customers and long-lived assets by geographic region based on the location of the Company’s subsidiaries:

	For the Years Ended December 31,
	2007	2006	2005
	(in thousands)
Revenues from External Customers:
Austria	€128,772	€160,897	€162,156
Italy	36,374	36,381	32,885
Other (Europe)	48,020	54,064	53,645
Asia	15,567	17,257	17,406
North America	92,259	98,162	93,474
Total Net Revenues	€320,992	€366,762	€359,566

Although the Company’s homeland is the Netherlands, the Company’s economic domestic market is Austria.  The Company has no major customers but a large number of customers who disperse across many geographic areas.
	December 31,
	2007	2006
	(in thousands)
Long-lived assets:
Austria	€18,764	€19,662
Italy	10,300	12,304
Other (Europe)	18,984	17,859
Asia	7,338	5,823
North America	17,884	21,053
Total segment assets	€73,270	€76,702

Sales by product category consist of the following:
	For the Years Ended December 31,
	2007	2006	2005
	(in thousands)
Revenues by Product Category:
Winter Sports	€140,533	€188,070	€177,311
Racquet Sports	129,836	132,683	132,935
Diving	51,818	48,623	48,937
Licensing	7,280	8,078	9,309
Sales Deductions	(8,475)	(10,692)	(8,926)
Total Net Revenues	€320,992	€366,762	€359,566

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 6 – Property, Plant and Equipment
	Land	Buildings	Machinery & plant equipment	Fixtures, furnitures & office equipment	Construction in progress	Total property, plant & equipment
	(in thousands)
As of January 1, 2005
Cost	€3,359	€24,243	€97,369	€38,888	€--	€163,859
Accumulated depreciation	--	(5,660)	(64,233)	(31,514)	--	(101,407)
Net book value	€3,359	€18,583	€33,136	€7,374	€--	€62,451

Year ended December 31, 2005
Opening net book value	€3,359	€18,583	€33,136	€7,374	€--	€62,451
Additions	--	1,942	9,282	2,606	770	14,600
Disposals	(195)	(1,642)	(147)	(40)	--	(2,024)
Transfers	--	1,757	(1,689)	1,717	-	1,785
Exchange difference	143	341	1,107	175	--	1,766
Depreciation and impairment charge	--	(1,550)	(11,312)	(4,101)	--	(16,962)
Closing net book value	€3,307	€19,430	€30,377	€7,732	€770	€61,617

As of December 31, 2005
Cost	€3,307	€26,905	€100,461	€39,830	€770	€171,273
Accumulated depreciation	--	(7,475)	(70,085)	(32,098)	--	(109,657)
Net book value	€3,307	€19,430	€30,377	€7,732	€770	€61,617

Year ended December 31, 2006
Opening net book value	€3,307	€19,430	€30,377	€7,732	€770	€61,617
Additions	--	2,289	9,381	3,348	--	15,018
Disposals	--	(2)	(667)	457	--	(212)
Transfers	(41)	(1,117)	3,566	(1,450)	(770)	188
Exchange difference	(165)	56	(552)	(105)	--	(766)
Depreciation and impairment charge	--	(1,075)	(9,876)	(3,072)	--	(14,023)
Closing net book value	€3,102	€19,581	€32,229	€6,910	€--	€61,821

As of December 31, 2006
Cost	€3,102	€29,952	€106,681	€39,578	€--	€179,313
Accumulated depreciation	--	(10,371)	(74,453)	(32,669)	--	(117,492)
Net book value	€3,102	€19,581	€32,229	€6,910	€--	€61,821

Year ended December 31, 2007
Opening net book value	€3,102	€19,581	€32,229	€6,910	€--	€61,821
Additions	--	2,370	9,412	1,960	--	13,742
Disposals	--	(1,876)	161	(75)	--	(1,790)
Transfers	--	--	25	111	--	136
Exchange difference	(98)	(5)	(703)	(6)	--	(811)
Depreciation and impairment charge	--	(1,157)	(9,460)	(2,602)	--	(13,219)
Closing net book value	€3,004	€18,913	€31,664	€6,297	€--	€59,879

As of December 31, 2007
Cost	€3,004	€30,306	€113,405	€39,558	€--	€186,273
Accumulated depreciation	--	(11,393)	(81,740)	(33,261)	--	(126,394)
Net book value	€3,004	€18,913	€31,664	€6,297	€--	€59,879

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In 2005, the Company recognized an impairment of €1.4 million (see Note 14). The Company reclassified €1.8 million from “Assets held for sale” back to “Property plant and equipment”. In 2006, the Company reclassified €0.2 million from “Intangible assets” to “Property plant and equipment”. In 2007, the Company reclassified €0.1 million from “Other non-current assets” to “Property plant and equipment”.

The Company’s total proceeds on the sale of property and equipment were €2.1 million, €0.1 million, and €8.0 million resulting in a gain of €0.3 million and €6.0 million for the year ended December 31, 2007, and 2005, respectively and a loss of €0.1 million for the year ended December 31, 2006. As of December 31, 2005 €5.9 million of these gains pertain to a sale of land and building and are reflected as gain on sale of property on the consolidated statements of operations as these gains represent gains on the sale of operating activities. All other gains (losses) are included in other operating income (expense), net in the accompanying consolidated income statements.

Depreciation expense of €11.4 million has been charged in cost of goods sold (2006: €12.0 million, 2005: €14.8 million,),  €0.5 million in selling and marketing expense (2006: €0.5million, 2005: €0.6 million)  and  €1.3 million  in general and administrative expense (2006: €1.5 million, 2005: €1.6 million).

Land and building with a carrying value of €2.1 million as of December 31, 2007 and 2006 respectively are used to secure a loan (see Note 15).

Note 7 – Goodwill and Intangible Assets

		Intangible Assets
	Goodwill	Trademarks	Other	Total
	(in thousands)	(in thousands)
As of January 1, 2005
Gross	€3,121	€10,901	€529	€11,430
Accumulated amortization	--	--	(235)	(235)
Net book value	€3,121	€10,901	€294	€11,195

Year ended December 31, 2005
Opening net book value	€3,121	€10,901	€294	€11,195
Additions	--	--	662	662
Transfers	--	--	(86)	(86)
Exchange difference	40	1,685	--	1,685
Amortisation	--	--	(14)	(14)
Closing net book value	€3,161	€12,586	€856	€13,442

As of December 31, 2005
Gross	€3,161	€12,586	€1,192	€13,778
Accumulated amortization	--	--	(336)	(336)
Net book value	€3,161	€12,586	€856	€13,442

Year ended December 31, 2006
Opening net book value	€3,161	€12,586	€856	€13,442
Additions	--	--	44	44
Transfers	--	--	(198)	(198)
Exchange difference	(19)	(1,294)	(35)	(1,329)
Amortisation and impairment	--	(184)	(37)	(221)
Closing net book value	€3,142	€11,109	€630	€11,739

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

		Intangible Assets
	Goodwill	Trademarks	Other	Total
	(in thousands)	(in thousands)
As of December 31, 2006
Gross	€3,142	€11,293	€652	€11,945
Accumulated amortization and
impairment	--	(184)	(22)	(206)
Net book value	€3,142	€11,109	€630	€11,739

Year ended December 31, 2007
Opening net book value	€3,142	€11,109	€630	€11,739
Exchange difference	(248)	(1,170)	(26)	(1,197)
Amortisation and impairment	(11)	--	(32)	(32)
Closing net book value	€2,882	€9,939	€571	€10,509

As of December 31, 2007
Gross	€2,894	€10,122	€626	€10,748
Accumulated amortization and
impairment	(11)	(184)	(54)	(238)
Net book value	€2,882	€9,939	€571	€10,509

The Company has determined an indefinite useful life for trademarks as the economic benefit is not limited to a certain period of time.

As of December 31, 2006, the Company has recognized an impairment loss against trademark of €0.2 million in general and administrative expense, as a result of the annual impairment test.

Impairment test for trademarks and goodwill

The Company completed the annual impairment test, in the fourth quarter of 2007 and 2006. Trademarks and goodwill are allocated to the Company’s cash-generating units (“CGUs”) identified according to country of operation and product category.

The following table provides information with regards to the CGU trademark and goodwills are allocated to:

	December 31,
	2007		2006
	Racquet Sports	Diving	Racquet Sports	Diving
	(in thousands)		(in thousands)
Trademark	€9,939	€--	€11,109	€--
Goodwill	€1,336	€1,546	€1,459	€1,683

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

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Management determined budgeted gross margin based on past performance and expected market development. The discount rate used (8.1%) is pretax and reflects specific risks relating to the Company’s business.

Note 8 – Inventories

Inventories consist of the following:

	December 31,
	2007	2006
	(in thousands)
Raw materials and supplies	€16,219	€15,483
Work in process	6,926	7,783
Finished goods	66,867	55,176
Provisions	(14,745)	(13,447)
Total inventories, net	€75,265	€64,996

The Company recognized a provision of €7.4 million, €4.2 million, and €5.7 million for impairment of inventories during the year ended December 31, 2007, 2006 and 2005, respectively. The Company released a provision for impaired inventories of €1.3 million, €1.0 million, and €2.6 million for the year ended December 31, 2007, 2006 and 2005, respectively.

Note 9 – Trade and Other Receivables

Accounts receivable consist of the following:

	December 31,
	2007	2006
	(in thousands)
Trade debtors	€136,069	€157,234
Other receivables	8,262	6,551
Allowance for doubtful accounts	(12,333)	(12,162)
Total accounts receivable, net	€131,998	€151,623
Less: long-term portion	(1,726)	(2,082)
Short-term portion	€130,272	€149,541

As of December 31, 2007 and 2006, the nominal value of long-term trade receivables was €1.8 million, and €2.2 million, respectively. The average interest rate used was 5.9% and 4.6% for the year ended December 31, 2007 and 2006, respectively.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	December 31,
	2007	2006
	(in thousands)
Accounts Receivable Trade, net	€123,736	€145,072
thereof not overdue, not impaired	98,021	117,103
thereof overdue, not impaired
1 - 30 days	€5,976	€7,517
31 - 60 days	2,261	3,017
61 - 90 days	996	822
over 90 days	801	703
	€108,055	€129,163
thereof impaired	€15,681	€15,910

For the Company’s accounts receivable trade there is no credit rating available.

As of December 31, 2007, for trade receivables that are neither impaired nor past due, there are no indicators that the debtors will not meet their payment obligations. There is no concentration of credit risk with respect to trade receivables, as the Company has a large number of customers, internationally dispersed.

The following table shows the development of allowances on trade receivables:

	December 31,
	2007	2006
	(in thousands)
Balance as of January 1	€12,162	€13,148
Additions	2,013	2,548
Used	(1,126)	(1,990)
Released	(310)	(1,029)
Translation adjustments	(405)	(516)
Balance as of December 31	€12,333	€12,162

The following table presents expenses for the full write-off of trade receivables as well as income from recoveries on trade receivables written off:

	December 31,
	2007	2006
	(in thousands)
Expenses for full write-offs of receivables	€690	€366

Income from recoveries on receivables written off	€31	€1

All income and expenses relating to allowances and write-offs of trade receivables are reported under selling and marketing expense.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 10 – Available-for-Sale Financial Assets

Available-for-sale financial assets consist of the following:

	December 31,
	2007	2006
	(in thousands)
Available-for-Sale
Debt security funds	€--	€1,314
Money market funds	10,230	17,828
Other securities	608	657
Total Financial assets available-for-sale	10,838	19,799
Less: Short-term portion	(10,230)	(17,828)
Total Long-term financial assets available-for-sale	€608	€1,971

Available-for-sale financial assets developed as follows during the years ended December 31, 2007 and 2006:

	Available-for-sale financial assets
	Current	Non-Current
	(in thousands)
Balance as of January 1, 2006	€14,834	€1,973
Additions	5,017	--
Disposals	(2,154)	--
Change in fair value	133	(2)
Translation adjustment	(1)	--
Balance as of December 31, 2006	€17,828	€1,971
Additions	8,169	--
Disposals	(15,716)	(1,340)
Change in fair value	(51)	(23)
Balance as of December 31, 2007	€10,230	€608

The following table is a summary of the Company’s financial assets’ (denominated in euro) gross unrealized losses and fair value, aggregated by category and length of time that individual financial assets have been in an unrealized loss position, at December 31, 2007 and 2006:

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)
Money market funds	€9,923	€(192)	€--	€--	€9,923	€(192)
Other securities	--	--	608	(32)	608	(32)
Total temporarily
impaired securities	€9,923	€(192)	€608	€(32)	€10,531	€(224)

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Other securities	€--	€--	€631	€(23)	€631	€(23)
Total temporarily
impaired securities	€--	€--	€631	€(23)	€631	€(23)

For the year ended December 31, 2007 and 2006, the Company recorded €0.7 million and €0.1 million realized gain on available-for-sale financial assets respectively, which was recognized in “Interest income”.

Note 11 - Derivative Financial Instruments

The Company uses derivative instruments, specifically foreign exchange forward and option contracts, to hedge the foreign exchange risk related to its forecasted and firmly committed foreign currency denominated cash flows.

The Company recorded the change in fair market value of derivatives related to cash flow hedges to fair value reserve of €0.1 million, €0.3 million and €0.5 million (net of tax) for the year ended December 31, 2007, 2006 and 2005 respectively, all of which is expected to be reclassified to earnings during the next twelve months. The time value component excluded from effectiveness testing was not material for the periods presented.

For the year ended December 31, 2007 and 2005, the Company reclassified a loss from fair value and other reserves/CTA to earnings of €0.2 million and €0.1 million respectively. For the year ended December 31, 2006, the Company reclassified a gain from fair value and other reserves/CTA to earnings of €0.3 million (net of tax).

The following table provides information regarding the Company’s foreign exchange forward and option contracts as of December 31, 2007 and 2006. The fair value of the foreign currency contracts represent the amount the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturity.

	December 31, 2007
	Contract amount
	in euro	Local currency converted into euro	Carrying value	Fair value
	(in thousands)
Foreign exchange forward contracts	€24,728	€24,038	€568	€568
Foreign exchange option contracts	€3,250	€3,202	€44	€44

As of December 31, 2007, the Company recognized the change in fair value of foreign exchange forward contracts with a contract amount of €17.3 million and a fair value of €0.4 million and foreign exchange option contracts with a contract amount of €2.3 million and a fair value of €0.01 million in the income statement resulting in a gain of €0.4 million.

	December 31, 2006
	Contract amount
	in euro	Local currency converted into euro	Carrying value	Fair value
	(in thousands)
Foreign exchange forward contracts	€11,047	€10,997	€1	€1
Foreign exchange option contracts	€1,604	€1,583	€6	€6

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The counterparties to the foreign currency contracts are major international banks. Such contracts are generally for one year or less. Foreign exchange contracts are recorded in trade and other receivables or trade and other payables according to their fair value.

Note 12 –Equity

The Company is a Naamloze Vennootschap (“N.V.”), a Dutch public Company with limited liability. The registered capital of a N.V. is in the form of shares which represent negotiable securities. The minimum registered and authorized capital requirement is €225,000 and the minimum paid in capital requirement for a N.V. is €45,000.

Other reserves include additional paid-in capital and share-based compensation expense for the stock option plan 1998, reduced by a capital repayment in 2006 and 2007.

As at December 31, 2006 and 2005, 39,820,677 shares with a nominal value of €0.20 were issued and fully paid. At the Company’s Annual General Meeting on May 30, 2007, shareholders approved to amend the Articles of Association of the Company to allow for a decrease of the nominal share capital of the Company to facilitate a payment of €7.2 million to its shareholders which was paid in September 2007. As at December 31, 2007, the nominal value of the 39,820,677 shares issued was €0.01.

As at December 31, 2007, the authorized share capital amounts to €1,991,033.84 and is divided into 199,103,384 shares with a nominal value of €0.01 per share. As at December 31, 2006, the number of shares authorized was 199,103,384 with a nominal value of €0.20 per share.

	December 31,
	2007	2006
	(in thousands)
Shares issued	39,821	39,821
Less: Treasury shares owned by the Company	(2,184)	(2,184)
Less: Shares held by the Stichting	(527)	(1,417)
Shares outstanding	37,109	36,220

Dividends

In 2007 and 2006, the Company did not pay a dividend.

Decrease in Nominal Value - Capital Repayment 2007

At the Company’s last Annual General Meeting on May 30, 2007, shareholders approved to amend the Articles of Association of the Company to allow for a decrease of the nominal share capital of the Company to facilitate a payment of €7.2 million to its shareholders which was paid in September 2007.

Increase and Decrease in Nominal Value - Capital Repayment 2006

At the Annual General Meeting of the shareholders held on May 24, 2006, the Company’s shareholders approved the resolution to amend the Articles of Association to firstly increase the nominal value of the shares from €0.20 to €0.45 out of other reserves and to subsequently reduce the nominal value of the shares from €0.45 to €0.20. As a consequence of the adoption of the resolution, the Company made a capital repayment of €0.25 per share to its shareholders in September 2006.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Stichting

The Stichting Head Option Plan (the “Stichting”) is a Dutch foundation, the Board of which is Head Sports Holdings N.V., an entity that is ultimately controlled by Johan Eliasch and his family members. The Stichting holds, votes, and receives dividends on certain of the Company’s ordinary shares.  In conjunction with the Company’s option plans (see Note 23), the Stichting also issues depository receipts to option holders, upon exercise of the option.  Holders of depositary receipts are entitled to dividends paid on the Company’s shares and to proceeds on the sales of their shares upon request to the Stichting. However, such holders have no voting rights.

On May 25, 2001, Head N.V. transferred 2,041,300 shares, with an original cost of €11.9 million, to the Stichting.  The Stichting may use these shares to fulfil the Company’s obligations under the Head Tyrolia Mares Group Executive Stock Option Plans (see Note 23).

As of January 1, 2004, in accordance with SIC 12 “Consolidation – Special Purpose Entity” the Company consolidated the Stichting, as the Company was considered the main beneficiary of the Stichting. As a result of consolidating the Stichting shares held by the Stichting are presented as treasury shares in the consolidated balance sheets.

During the year ended December 31, 2007, the Stichting sold 50,908 treasury shares.

In September 2007, the Company’s CEO exercised equity-settled stock options under the Plan 1998 and received 838,622 shares. The option price was $0.45 per share.

Treasury Shares

Pursuant to resolutions which were approved on May 30, 2007 the Board of Management is authorized to buy back a maximum of 30% of the Company’s issued share capital during a period of 18 months, although the Company will not hold more than 10% of its issued shares at any time.

In August 2006, the Company transferred 237,094 shares with an original cost of €0.5 million, to the Stichting.

As of December 31, 2007 and 2006, the Company owned 2,711,245 and 3,600,775 shares of treasury shares, respectively of which 527,104 was held by the Stichting at December 31, 2007 and 1,416,634 was held by the Stichting at December 31, 2006.

Majority Shareholder

Head Sports Holdings N.V and its shareholders controlled 19,825,966 shares, or approximately 49.8% of the Company’s issued shares, as of December 31, 2007. Head Sports Holdings N.V., a Netherlands Antilles corporation, and its shareholders are controlled by Johan Eliasch and his family members resulting in the ability to significantly influence and control the Company’s operations.

Minority Interest

As a consequence of the retirement of the director of HTM Sports Japan K.K. in 2005, his minority interest of 0.4% of HTM Sports Japan K.K was transferred to the Company.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 13 – Trade and Other Payable

Accounts payable consist of the following:

	December 31,
	2007	2006
	(in thousands)
Accounts payables, Trade	€18,879	€18,963
Allowances	4,377	5,548
Commissions	2,786	3,062
Personnel expenses	8,751	10,469
Deferred Income	2,507	3,139
Interest	4,374	4,925
Legal, Audit, Consulting	2,450	2,334
Fiscal Authorities	2,583	2,562
Advertising	6,150	6,733
Social Institution	1,431	1,710
Freight & duties	1,135	1,217
Other	5,285	6,483
Total	€60,709	€67,144

All accounts payable are current as the settlement will take place within 12 months.

Note 14 – Provisions

Provisions consist of the following:

	December 31,
	2007	2006
	(in thousands)
Warranty	€4,142	€3,525
Product Liability	312	984
Litigation	3,944	3,300
Restructuring	2,033	1,364
Other	2,370	2,758
Total	€12,801	€11,931

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Warranty	Product Liability	Litigation	Restruc- turing	Other	Total
	(in thousands)
Net book value as of January 1, 2006	€3,525	€615	€3,300	€1,364	€3,127	€11,931
Current year provision
booked to expense	2,122	--	1,456	--	2,035	5,614
Amount paid	(1,712)	(26)	(213)	(1,261)	(188)	(3,400)
Reversal booked to income or
expense	(26)	(100)	(990)	--	(1,129)	(2,245)
Exchange difference	--	--	(22)	--	(128)	(150)
Net book value as of December 31, 2006	€3,910	€488	€3,531	€103	€3,718	€11,750
Current year provision
booked to expense	1,922	(151)	844	2,033	2,051	6,698
Amount paid	(1,687)	(25)	(601)	(103)	(1,296)	(3,712)
Reversal booked to income or
expense	--	--	(183)	--	(1,679)	(1,862)
Reclassification	--	--	367	--	(367)	--
Exchange difference	(2)	--	(15)	--	(57)	(74)
Net book value as of December 31, 2007	€4,142	€312	€3,944	€2,033	€2,370	€12,801

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

Product Liability
Some of the Company’s products are used in relatively high-risk recreational settings, and from time to time the Company is named as a defendant in lawsuits asserting product liability claims relating to our sporting goods products. The Company maintains product liability based on past experiences and taking into account the coverage of our product liability insurance. Management regularly reviews any cases and adjusts its estimations.

Litigation
From time to time the Company and its subsidiaries are involved in legal proceedings, claims and litigation arising in the ordinary course of business. There is no legal or constructive obligation until the outcome of current legal proceedings, claims and litigation is known. However, management believes that the resolution of these matters will not materially affect the Company’s financial position.

The Company accrued €3.9 million and €3.5 million for suits with several parties including competitors, customers for past receipts, former employees, suppliers and licensees at December 31, 2007 and 2006 respectively.

Restructuring
Throughout 2007, 2006 and 2005 the Company performed various restructuring programs. These programs consisted of the following:

Italy reorganization 2007
In October 2007, the Company approved a restructuring program to outsource some parts of production and close a production site in Italy to gain more flexibility and reduce fixed cost. The total costs of €0.4 million consist of termination cost and have been fully accrued as of December 31, 2007. This restructuring process will be finalized until October 2008.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Reorganization of ski production
In October 2007, the Company announced the transfer of parts of the ski production from its site in Kennelbach, Austria to its site in Budweis, Czech Republic to reduce fixed cost. As of December 31, 2007, the Company recognized €1.6 million relating to this program mainly consisting of €1.0 million employee severance cost, €0.5 million cost for deconstruction and €0.1 million engineering cost. The Company will largely complete the program during 2008.

Kennelbach and Budweis facility closure
In April 2005, the Company decided to outsource its tennis racquet production from its European sites in Kennelbach, Austria and Budweis, Czech Republic to China. As of December 31, 2005, the Company recognized €3.2 million relating to this program mainly consisting of an impairment of €1.4 million pertaining to machinery and equipment, additional cost due to production inefficiency of €0.9 million (mainly personnel cost) and €0.8 million employee severance costs. The fair value of the impaired assets was determined using the discounted cash flow method for cash flows expected to be generated in the future. The Company largely completed the program during 2005.

Reorganization of ski binding production
In July 2005, the Company started to restructure the ski binding production and recognized €0.6 million employee severance costs. This restructuring process was largely finalized at the end of 2005.

Italy reorganization 2005
In November 2005, the Company approved a restructuring program to reduce production capacity as a consequence of sales reductions and the transfer of production to Eastern Europe and Far East starting in January 2006. In 2005, the total costs for the restructuring program were €1.0 million and represented personnel costs. As of December 31, 2005 those costs have been fully accrued and €0.1 million and €0.9 million have been paid in 2007 and 2006, respectively. This restructuring process was finalized in 2007.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 15 – Borrowings

	December 31, 2007
	Total	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years
	(in thousands)
Lines of credit	€19,141	€19,141	€--	€--	€--
Senior Notes	111,617	--	--	--	111,617
Sale-Leaseback Transaction	9,990	143	316	361	9,171
Mortgage	2,484	179	400	463	1,442
Other long-term debt	9,514	2,138	2,709	812	3,855
Liabilities against Venture Partner	2,018	--	--	--	2,018
	€154,763	€21,600	€3,424	€1,635	€128,103

	December 31, 2006
	Total	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years
	(in thousands)
Lines of credit	€19,467	€19,467	€--	€--	€--
Senior Notes	111,353	--	--	--	111,353
Sale-Leaseback Transaction	10,124	133	295	337	9,358
Mortgage	2,962	186	416	481	1,880
Other long-term debt	11,940	2,224	4,099	1,336	4,280
Liabilities against Venture Partner	2,171	--	--	--	2,171
	€158,017	€22,010	€4,810	€2,155	€129,041

Lines of credit contain revolving credit lines which are negotiable on a frequent basis.

Borrowings are denominated in the following currencies:
	December 31,
	2007	2006
	(in thousands)
EUR	€141,799	€143,367
USD	4,501	5,248
JPY	8,088	8,812
CZK	375	589
Total Borrowings	€154,763	€158,017

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The tables below show contractually agreed (undiscounted) interest payments and repayments of the financial liabilities:

		CASH FLOW 2008			CASH FLOW 2009 - 2010
	Obligations December 31, 2007	Interest fix	Interest variable	Re- demption	Interest fix	Interest variable	Re- demption
	(in thousands)
Lines of credit	€19,141	€--	€784	€19,141	€--	€--	€--
Senior Notes	111,617	9,675	--	--	19,350	--	--
Sale-Leaseback	9,990	661	--	143	1,291	--	316
Mortgage	2,484	176	--	179	311	--	400
Other long-term debt	9,514	80	87	2,138	60	50	2,709
Liab. Venture Partner	2,018	242	--	--	484	--	--
	€154,763	€10,834	€871	€21,600	€21,496	€50	€3,424

		CASH FLOW 2011 - 2012			CASH FLOW THEREAFTER
		Interest fix	Interest variable	Re- demption	Interest fix	Interest variable	Re- demption
		(in thousands)
Lines of credit		€--	€--	€--	€--	€--	€--
Senior Notes		19,350	--	--	10,481	--	113,825
Sale-Leaseback		1,246	--	361	2,603	--	9,171
Mortgage		248	--	463	275	--	1,442
Other long-term debt		24	3	813	19	--	3,854
Liab. Venture Partner		484	--	--	242	--	2,018
		€21,352	€3	€1,635	€13,620	€--	€130,310

Lines of credit contain revolving credit lines which are negotiable on a frequent basis. Until the maturity date of the Company’s 8.5% senior notes an addition to disagio of €2.2 million will be booked to liabilities.

Borrowings, current

Borrowings, current consist of the following:

	December 31,
	2007	2006
	(in thousands)
Lines of credit	€19,141	€19,467
Current maturities of long term debts	2,460	2,544
Total Borrowings, current	€21,600	€22,010

In the second quarter of 2001, the Company’s subsidiaries entered into a new financing agreement providing multiple revolving credit lines with the “Österreichische Kontrollbank” (“OEKB”) which were renegotiated in 2003, in the total amount of €15.0 million secured by all Austrian trade receivables. As of December 31, 2007, the fair value of trade receivables that serve as collateral for the Company’s revolving credit lines was €49.6 million (2006: €60.7 million).

In addition, the Company used lines of credit with several banks in Japan of €4.1 million. In 2006, the Company used lines of credit with several banks in USA and Japan of €4.5 million and had €2.9 million in unused lines of credit. The weighted average interest rate on outstanding short-term borrowings was 4.33% and 3.3% as of December 31, 2007 and 2006 respectively.

The amount of current borrowings recognized in the consolidated balance sheet approximates the fair value.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Borrowings, non-current

Borrowings, non-current consist of the following:
	December 31,
	2007	2006
	(in thousands)
Senior notes	€111,617	€111,353
Liability against venture partner	2,018	2,171
Other long-term debt	21,988	25,026
Total long term debt	€135,623	€138,550
Less current portion	(2,460)	(2,544)
Long term portion	€133,163	€136,006

Senior Notes

In January 2004, one of the Company’s subsidiaries issued €135.0 million of 8.5% unsecured senior notes due 2014, guaranteed by the Company and certain of its subsidiaries. The notes are listed on the Luxembourg Stock Exchange.

In June 2004, the Company repurchased the equivalent of €5.5 million of its 8.5% senior notes for €5.0 million and realized a gain of €0.3 million.  As a result of this transaction, the Company wrote-off €0.1 million of debt issue costs.  In 2005, the Company repurchased the equivalent of €15.7 million of its 8.5% senior notes for €14.3 million and realized a gain of €0.9 million.  As a result of this transaction, the Company wrote-off €0.1 million of debt issue costs.

At December 31, 2007 and 2006, the Company had €111.6 million and €111.4 million, respectively of senior notes outstanding.

Liability against venture partner

In July 2005, the Company signed an agreement for the establishment of a company in the British Virgin Islands. The business venture was established to found a Chinese company which will manufacture tennis balls for exclusive sale to the Company. The Company and its venture partner have a 70% and 30% interest in the newly formed company. In accordance with IAS 27 in connection with SIC 12 this venture qualifies as a special purpose entity due to the fact that the Chinese company was formed to manufacture tennis balls solely on behalf of the Company. As a result the Company consolidated this entity. In accordance with IAS 32, the Company recorded a liability of €2.0 million and €2.2 million, as of December 31, 2007 and 2006, respectively, for the contribution of its partner.

The Company’s partner in this venture has the right to receive a guaranteed yearly dividend on its investment balance starting in the month after the operation has started. Operations started in January 2007.

Sale-Leaseback Transaction

One of the Company’s subsidiaries entered into an agreement on June 28, 2002, whereby it sold land and building to an unrelated bank and leased it back over a 15 year term. The proceeds of this sale were €10.6 million. The Company has the obligation to purchase the property back after 15 years for €8.2 million. The Company may also repurchase the property at its option from the first until the tenth year of the arrangement for the present value of the future lease payments and the remaining residual value.

The Company is also required to pay the bank a monthly deposit of €0.01 million, which will be repaid to the Company, plus interest of 6.7%, at the time of repurchase.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Because of the Company’s continuing involvement, this transaction has been accounted for as a financing such that the Company has recorded €10.6 million of cash and long-term borrowings at the inception date of this agreement. At December 31, 2007 and 2006, the remaining obligation under the financing agreement is €10.0 and €10.1 million respectively.

The Company’s future minimum lease payments as of December 31, 2007, are as follows:

2008	€803
2009	803
2010	803
2011	803
2012	803
Thereafter	11,774
Total minimum payments	€15,791
Amount representing interest	(5,800)
Obligation under financing activity	€9,990
Obligations due within one year	(143)
Long-term obligations under financing
activities	€9,848

As of December 31, 2007, the net book value of land and building under the sale-leaseback arrangement consists of the following (in thousands):

	Land	Building
Cost	€1,020	€8,386
Less: Accumulated depreciation	--	(7,347)
Net book value	€1,020	€1,040

Mortgage Agreement

In 2002, one of the Company’s subsidiaries entered into a mortgage agreement secured by the Penn Phoenix property with an unrelated financial institution of €4.9 million ($4.8 million) over a 15 year term at an interest rate of 7.33%. At December 31, 2007 and 2006, the outstanding balance of the mortgage is €2.5 million ($3.7 million) and €3.0 million ($3.9 million) respectively and the carrying value of the property was €1.7 million and €2.1 million as of December 31, 2007 and 2006 respectively.

Other long-term debt

In August 2006, the Company renegotiated the terms of its outstanding credit lines of Japanese Yen (“JPY”) 1,382.9 million (€8.8 million) with a Japanese bank and agreed a semi-annual prepayment of JPY 24.5 million (€0.2 million) for five years. As a consequence the Company reclassified €4.5 million from bank overdraft to long-term debt and €0.2 million to current maturities of long-term debt. Other long-term debt comprises secured loans in Italy and the Czech Republic outstanding with several banks.

The weighted average interest rate on other long-term debt was 4.9% and 3.1% as of December 31, 2007 and 2006, respectively. Borrowings mature at various dates through 2011. At December 31, 2007 and 2006, the remaining outstanding long-term debt is €9.5 million and €11.9 million respectively.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 16 – Additional Disclosures on Financial Instruments

The following table provides carrying amounts, amounts recognized and fair values of financial assets and liabilities by category.

	Category in accordance	Carrying amount	Amounts recognized in balance sheet according to IAS 39			Fair value
	with IAS 39	Dec. 31, 2007	Amortized cost	Fair value recognized in equity	Fair value recognized in profit or loss	Dec. 31, 2007
	(in thousands)
Assets
Cash and cash equivalents	LaR	€30,264	€30,264	€--	€--	€30,264
Trade receivables	LaR	123,736	123,736	--	--	123,736
Other receivables	LaR	3,167	3,167	--	--	3,167
Derivative financial asset	DuH	665	--	211	454	665
Available-for-sale financial assets	AfS	10,838	--	10,838	--	10,838
		€168,670	€157,167	€11,049	€454	€168,670

Liabilities
Trade payables	FLaC	€18,879	€18,879	€--	€--	€18,879
Other payables	FLaC	26,557	26,557	--	--	26,557
Lines of credit	FLaC	19,141	19,141	--	--	19,141
Senior Notes	FLaC	111,617	111,617	--	--	87,645
Sale-Leaseback	FLaC	9,990	9,990	--	--	9,534
Mortgage	FLaC	2,484	2,484	--	--	2,832
Other long-term debt	FLaC	9,514	9,514	--	--	9,514
Liabilities against Venture Partner	FLaC	2,018	2,018	--	--	2,018
		€200,200	€200,200	€--	€--	€176,120

Aggregated by category
in accordance with IAS 39:
Loans and receivables	LaR	€157,167	€157,167	€--	€--	€157,167
Derivatives used for hedging	DuH	665	--	211	454	665
Available-for-sale financial assets	AfS	10,838	--	10,838	--	10,838
Financial liabilities at amortized cost	FLaC	200,200	200,200	--	--	176,120

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Category in accordance	Carrying amount	Amounts recognized in balance sheet according to IAS 39			Fair value
	with IAS 39	Dec. 31, 2006	Amortized cost	Fair value recognized in equity	Fair value recognized in profit or loss	Dec. 31, 2006
	(in thousands)
Assets
Cash and cash equivalents	LaR	€43,628	€43,628	€--	€--	€43,628
Trade receivables	LaR	145,072	145,072	--	--	145,072
Other receivables	LaR	2,996	2,996	--	--	2,996
Derivative financial asset	DuH	175	--	175	--	175
Available-for-sale financial assets	AfS	19,799	--	19,799	--	19,799
		€211,671	€191,697	€19,974	€--	€211,671

Liabilities
Trade payables	FLAC	€18,963	€18,963	€--	€--	€18,963
Other payables	FLAC	30,302	30,302	--	--	30,302
Lines of credit	FLAC	19,467	19,467	--	--	19,467
Senior Notes	FLAC	111,353	111,353	--	--	117,240
Sale-Leaseback	FLAC	10,124	10,124	--	--	9,622
Mortgage	FLAC	2,962	2,962	--	--	3,260
Other long-term debt	FLAC	11,940	11,940	--	--	11,940
Liabilities against Venture Partner	FLAC	2,171	2,171	--	--	2,171
		€207,281	€207,281	€--	€--	€212,964

Aggregated by category
in accordance with IAS 39:
Loans and receivables	LaR	€191,697	€191,697	€--	€--	€191,697
Derivatives used for hedging	DuH	175	--	175	--	175
Available-for-sale financial assets	AfS	19,799	--	19,799	--	19,799
Financial liabilities at amortized cost	FLaC	207,281	207,281	--	--	212,964

Cash and cash equivalents, and trade and other receivables mainly have short times to maturity. For this reason, their carrying amounts at the reporting date approximate the fair values. Trade and other payables, as well as other liabilities, generally have short times to maturity; the values reported approximate the fair values. The fair values of the senior notes equal the nominal amounts multiplied by the price quotations at the reporting date. The fair values of liabilities to banks and other financial liabilities are calculated as the present values of the payments associated with the debts, based on the applicable yield curve and the Company’s credit spread curve for specific currencies.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The tables below show net gain/(loss) by category:

	For the Years Ended December 31, 2007
	Interest	From Subsequent Measurement			Gain/	Net
	Income/(Expense)	Fair Value Gain/ (Loss)	Foreign Currency Gain/ (Loss)	Impairment/Reversal of Impairment	(Loss) on Disposal	Gain/(Loss)
	(in thousands)
Loans and receivables (LaR)	€1,222	€(261)	€(514)	€(315)	€(614)	€(481)
Derivatives used for hedging (DuH)	--	496	25	--	--	521
Available-for-sale financial assets (AfS)	746	--	--	--	38	784
Financial liabilities at amortized cost (FLAC)	(12,526)	--	229	--	146	(12,151)
	€(10,558)	€235	€(260)	€(315)	€(430)	€(11,328)

	For the Years Ended December 31, 2006
	Interest	From Subsequent Measurement			Gain/	Net
	Income/(Expense)	Fair Value Gain/ (Loss)	Foreign Currency Gain/ (Loss)	Impairment/Reversal of Impairment	(Loss) on Disposal	Gain/(Loss)
	(in thousands)
Loans and receivables (LaR)	€1,263	€(256)	€(754)	€(64)	€(1,010)	€(822)
Derivatives used for hedging (DuH)	9	144	(16)	--	--	137
Available-for-sale financial assets (AfS)	323	--	--	--	--	323
Financial liabilities at amortized cost (FLAC)	(12,396)	--	895	--	--	(11,501)
	€(10,802)	€(112)	€126	€(64)	€(1,010)	€(11,863)

The Company recognized all components of net gain/(loss) in “Interest income”, “Interest expense” and “Foreign exchange gain (loss)”, except for impairment/reversals of impairment of trade receivables. Those are reported under “Selling and marketing expense”. Foreign exchange gains/(losses) of trade receivables are recognized under “Other operating (income) expense, net”.

Note 17 – Other Long-Term Liabilities

	December 31,
	2007	2006
	(in thousands)
Deferred income, non-current	€6,252	€6,156
Liability on share-based payments	5,694	6,677
Other	48	91
Total other long-term liabilities	€11,993	€12,923

Other long-term liabilities also include a long-term portion of deferred income from a long-term licensing agreement. In July 2005, the Company agreed to extend an existing long-term licensing agreement started on April 1, 2005 for a further 10 years until 2019 and has received a prepayment in the amount of €4.9 million for the extended period. Additionally, the payment terms of the original agreement have been amended and it was agreed that the prepayment of €4.1 million received in November 2004 represents a one time fee with no future royalty payments. The prepayments were recorded as deferred income in the consolidated balance sheet and are recognized over the contract period. At December 31, 2007 and 2006, the deferred income balance associated with this licensing agreement was €6.7 million

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

and €7.2 million, respectively. As of December 31, 2007 and 2006, the Company recognised the short-term portion of €1.4 million and €0.9 million, respectively in trade and other payables.

The Company records liabilities on share-based payments in relation to its stock option plans (see Note 23).

Note 18 – Retirement benefit obligations

The Company funds pension and other postretirement benefit plans paid to employees at some Austrian, other European and Japanese locations. The indemnities are based upon years of service and compensation levels and are generally payable upon retirement or dismissal in some circumstances, after a predetermined number of years of service. For the year ended December 31, 2007 and 2006, the only pension plan that includes plan assets is the Japanese pension plan.  All other plans do not include plan assets. The Company maintains sufficient assets to meet the minimum funding requirements set forth by the regulations in each country. The discount rate is based on the expected return of long-term securities in the secondary market.

Pension benefits and other postretirement benefit plans have developed as follows:

	December 31,
	2007	2006	2005
	(in thousands)
Beginning of the year	€15,744	€16,449	€15,822
Charge to income	1,530	2,199	2,959
Payments	(2,116)	(2,946)	(2,276)
Reclassifications	--	37	--
Exchange differences	(1)	5	(56)
End of the year	€15,157	€15,744	€16,449

Other postretirement benefits include anniversary bonuses and severance obligations.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below shows the obligations and funded status:

	Pension Benefits			Other Benefits
	2007	2006	2005	2007	2006	2005
Change in benefit obligation	(in thousands)			(in thousands)
Benefit obligation at beginning of year	€4,830	€4,887	€4,570	€13,758	€14,521	€14,396
Service cost	268	296	297	579	1,230	1,369
Interest cost	208	210	204	491	536	547
Plan amendments	0	--	5	(173)	(5)	4
Actuarial loss (gain)	(302)	(294)	56	(469)	215	777
Settlement	--	--	--	(276)	--	(564)
Benefit payments	(249)	(180)	(249)	(1,458)	(2,727)	(2,025)
Translation adjustment	(34)	(89)	4	(4)	(11)	16
Benefit obligation at end of year	4,720	4,830	4,887	12,448	13,758	14,521
Change in plan assets
Fair value of plan assets
at beginning of year	394	405	400	--	--	--
Actual return on plan assets	0	(0)	(0)	--	--	--
Employer contribution	45	47	53	--	--	--
Benefit payments	(88)	(8)	(51)	--	--	--
Translation adjustment	(18)	(49)	2	--	--	--
Fair value of plan assets at end of year	334	394	405	--	--	--
Funded status	4,386	4,435	4,482	12,448	13,758	14,521
Unrecognized net actuarial loss	(161)	(485)	(641)	(1,519)	(1,977)	(1,917)
Translation adjustment	3	13	5	--	--	--
Net amount recognized	€4,228	€3,963	€3,845	€10,929	€11,781	€12,604

Amounts recognized in the consolidated balance sheet consist of:

	Pension Benefits			Other Benefits
	2007	2006	2005	2007	2006	2005
	(in thousands)			(in thousands)
Accrued benefit cost	€4,228	€3,963	€3,845	€10,929	€11,781	€12,604

Accrued benefit costs are included in the balance sheet line item “Retirement benefit obligation” on the consolidated balance sheets.  The Company expects to make insignificant amounts of employer contributions during the years 2008 to 2011.

The contribution for defined contribution plans for the year ended December 31, 2007, 2006 and 2005 amounted to €0.1 million respectively.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The components of net periodic benefit costs consist of the following:

	Pension Benefits			Other Benefits
	2007	2006	2005	2007	2006	2005
	(in thousands)			(in thousands)
Service cost	€268	€296	€297	€579	€1,230	€1,369
Interest cost	208	210	204	491	536	547
Expected return on plan assets	(8)	(9)	(9)	--	--	--
Settlement actuarial loss	--	--	--	--	--	151
Recognized actuarial (gain) loss	13	(143)	16	(20)	79	86
Net periodic benefit cost	€480	€354	€507	€1,050	€1,845	€2,152

The weighted average assumptions used to determine benefit obligations are as follows:

	Pension Benefits			Other Benefits
	2007	2006	2005	2007	2006	2005
Discount rate	4.6%	4.4%	4.2%	5.0%	4.6%	4.8%
Rate of compensation increase	2.3%	2.4%	2.3%	3.0%	2.7%	3.0%
Expected return on plan assets	2.2%	2.2%	2.2%	--	--	--

The plan assets of the Japanese pension plan consist of equity funds at December 31, 2007 and 2006. The Company invests in equity funds with an expected stable growth rate. The actual return on plan assets was 0. The expected rate of return on plan assets is based upon the present rate of return and is expected to be stable.

	December 31,
	2007	2006	2005	2004
	(in thousands)
Present value of defined benefit obligations	€17,168	€18,588	€19,408	€18,028
Fair Value of plan assets	334	405	400	400
Deficit	€16,835	€18,183	€19,008	€17,628

Experience adjustments on plan liabilities	€(771)	€(80)	€833	€147
Experience adjustments on plan assets	8	9	9	0

Note 19 - Commitments and Contingencies

Operating Leases

The Company leases certain office space, warehouse facilities, transportation and office equipment under operating leases which expire at various dates through 2014. Rent expense was approximately €3.9 million, €3.7 million and €3.8 million for the year ended December 31, 2007, 2006 and 2005, respectively.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Future minimum payments under non-cancelable operating leases with initial or remaining lease terms in excess of one year are as follows as of December 31, 2007:

December 31,
2007
(in thousand)
2008	€3,793
2009	2,621
2010	1,639
2011	1,310
2012	1,011
Thereafter	884
€11,258

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

Note 20 – Fair Value and Other Reserves Including Cumulative Translation Adjustment

The following table shows the components of fair value and other reserves/CTA:

	Foreign Currency Translation Adjustment	Foreign exchange loss on invested intercompany receivables	Unrealized Gains on Derivative Instruments	Unrealized Gain (Loss) on Securities	Fair Value and Other Reserves/CTA
	(in thousands)
Balance at January 1, 2005	€(3,095)	(5,490)	€367	€(60)	€(8,277)
Current period changes	--	--	(362)	74	(288)
Translation Adjustments	4,481	2,200	--	--	6,682
Balance at December 31, 2005	€1,386	(3,289)	€5	€14	€(1,884)
Current period changes	--	--	(4)	104	100
Translation Adjustments	(4,134)	(1,544)	--	--	(5,678)
Balance at December 31, 2006	€(2,748)	(4,833)	€1	€118	€(7,462)
Current period changes	--	--	143	(342)	(199)
Translation Adjustments	(3,391)	(1,400)	--	--	(4,790)
Balance at December 31, 2007	€(6,138)	(6,233)	€144	€(224)	€(12,450)

As of January 1, 2004, one of the Company’s euro-based subsidiaries recognized non-euro denominated permanently invested intercompany accounts receivable. As of December 31, 2007 and 2006 the foreign exchange losses recorded in CTA were €8.3 million and €6.0 million respectively.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 21 – Income Taxes

The following table summarizes the significant differences between the Dutch federal statutory tax rate and the Company’s effective tax rate for financial statement purposes.

	December 31,
	2007	2006	2005

Dutch statutory tax rate	25.5%	29.1%	31.5%
Tax rate differential	(3.1)	7.8	12.4
Non-taxable gain on sale of property	--	--	(29.2)
Other taxes	(8.4)	9.3	10.4
Prior year adjustments	12.9	25.2	(28.8)
Changes in tax rates	(16.0)	(0.4)	0.3
Effect on non-recognized tax losses	(13.0)	(21.3)	8.3
Effective tax rate	(2.1)%	49.6%	4.9%

In 2007, the Company’s effective tax rate differed from the statutory tax rate in the Netherlands primarily due to a reduction of the German income tax rate by 9% as of January 1, 2008, which was resolved in July 2007 and led to a reduction of long-term deferred tax assets, mainly on tax loss carried forward and accordingly additional deferred tax expense of €1.4 million. Other effects that lead to differences to the Dutch statutory rate are caused by withholding taxes, other local taxes and prior year adjustments mainly in Italy and Austria and the effect of non-recognized tax losses of €1.5 million for which it is not probable to be utilized by future taxable income.

In 2006, the Company’s effective tax rate differed from the statutory tax rate in the Netherlands primarily due to an adjustment of tax losses carry forwards in Austria which led to a decrease of €4.3 million. Other effects that lead to differences to the Dutch statutory rate are caused by withholding taxes, other local taxes and prior year adjustments mainly in Italy, Austria and Canada. The provision for additional tax losses which will not be used also effects the effective tax rate.

In 2005, the Company’s effective tax rate differed from the statutory tax rate in the Netherlands primarily due to the non-taxable gain on sale of the property in Estonia of €5.9 million partially offset by higher tax rates applicable to the Company in other countries, mainly in Germany and Japan and by withholding taxes and other local taxes mainly in Italy, Austria and Canada.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The movements in deferred tax assets and liabilities during the year ended December 31, 2007 are as follows:

	December 31,	(Charged)/ credited	(Charged)/ credited		Exchange	December 31,
	2007	to income	to equity	Reclass.	differences	2006
	(in thousands)
Short-term:

Deferred tax asset:

Tax loss carried forward	€2,532	€(31)	€--	€--	€--	€2,563
Impairment of inventory	4,623	523	--	--	3	4,097
Impairment of accounts receivable	1,096	(96)	--	--	(23)	1,215
Provisions	2,597	612	--	--	(7)	1,992
Other	149	(835)	(48)	(255)	(15)	1,302
Total Short-term deferred tax assets	€10,998	€174	€(48)	€(255)	€(42)	€11,169

Deferred tax liabilities:

Liabilities	€(2,012)	€(1,238)	€--	€(306)	€1	€(469)
Other	(584)	(304)	112	393	--	(786)
Total Short-term deferred tax liability	€(2,597)	€(1,542)	€112	€87	€1	€(1,255)

Total Short-term deferred tax asset, net	€8,401	€(1,368)	€64	€(168)	€(41)	€9,914

Long-term:

Deferred tax asset:

Tax loss carried forward	€66,977	€3,395	€--	€--	€1	€63,581
Fixed assets	465	(335)	--	--	4	796
Intangible assets	103	2	--	--	(0)	101
Retirement Benefit Obligations	856	220	--	--	(5)	640
Investments	940	0	--	911	29	--
Lease obligations	2,462	(71)	--	--	--	2,533
Other	1,739	917	567	255	(1)	--
Total Long-term deferred tax assets	€73,542	€4,129	€567	€1,166	€27	€67,652

Deferred tax liabilities:

Fixed assets	€(1,036)	€(71)	€--	€51	€(1)	€(1,016)
Investments	(19,384)	(1,474)	--	(911)	--	(16,998)
Other	(386)	(247)	--	(139)	--	--
Total Long-term deferred tax liability	€(20,806)	€(1,792)	€--	€(999)	€(1)	€(18,014)

Total Long-term deferred tax asset, net	€52,736	€2,337	€567	€168	€26	€49,638

Total deferred tax asset, net	€61,137	€969	€631	€0	€(15)	€59,552

Reclassifications in 2007 reflect changes from deferred tax liabilities to deferred tax assets mainly on investments.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The movements in deferred tax assets and liabilities during the year ended December 31, 2006 are as follows:

	December 31,	(Charged)/ credited	(Charged)/ credited	Exchange	December 31,
	2006	to income	to equity	differences	2005
	(in thousands)
Short-term:

Deferred tax asset:

Tax loss carried forward	€2,563	€581	€--	€--	€1,982
Impairment of inventory	4,097	(103)	43	(18)	4,175
Impairment of accounts receivable	1,215	(911)	--	(59)	2,186
Other	3,294	(318)	1	(62)	3,672
Total Short-term deferred tax assets	€11,169	€(751)	€44	€(139)	€12,015

Deferred tax liabilities:

Deferred expenses	€(8)	€198	€--	€--	€(206)
Liabilities	(469)	(165)	--	--	(305)
Other	(777)	650	(33)	5	(1,400)
Total Short-term deferred tax liability	€(1,255)	€683	€(33)	€5	€(1,911)

Total Short-term deferred tax asset, net	€9,914	€(68)	€11	€(133)	€10,105

Long-term:

Deferred tax asset:

Tax loss carried forward	€63,581	€(1,684)	€--	€6	€65,259
Fixed assets	796	188	56	24	529
Intangible assets	101	101	--	--	1
Lease obligations	2,533	(29)	--	--	2,562
Other	640	(463)	483	(14)	635
Total Long-term deferred tax assets	€67,652	€(1,888)	€538	€16	€68,985

Deferred tax liabilities:

Fixed assets	€(1,016)	€166	€--	€(1)	€(1,181)
Investments	(16,998)	(626)	--	29	(16,402)
Total Long-term deferred tax liability	€(18,014)	€(460)	€--	€28	€(17,583)

Total Long-term deferred tax asset, net	€49,638	€(2,347)	€538	€44	€51,403

Total deferred tax asset, net	€59,552	€(2,415)	€549	€(89)	€61,507

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefits through the future taxable profits is probable. These tax losses have an unlimited carryover period. As of December 31, 2007 and 2006, the Company did not recognize deferred income tax assets of €13.0 million and €13.1 million, respectively in respect of losses amounting to €42.7 million and €42.1 million respectively, for which it is not probable to be used. All unutilized tax losses will expire by 2026, at the very latest.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Net operating losses were experienced in the following jurisdictions:

	December 31,
	2007	2006	2005
	(in thousands)
Austria	€285,408	€268,199	€278,094
Germany	13,690	14,195	11,119
North America	14,182	15,896	24,945
Other	5,452	953	455
	€318,732	€299,243	€314,613

The table below shows income (loss) before income taxes by geographic region (in thousands):

	For the Years Ended December 31,
	2007	2006	2005
	(in thousands)
Austria	€(9,514)	€12,309	€4,933
Non-Austria	(1,409)	(3,395)	2,142
Total income (loss) before income taxes	€(10,922)	€8,914	7,075

Austria and Germany allow an unlimited carry forward of net operating losses, whereas the United States allow 20 years carry forwards. The Company recognized deferred tax assets at the amount the Company believes is probable to be realized considering future taxable income and feasible tax planning strategies.

Note 22 - Related Party Transactions

Head Sports Holdings N.V, and its shareholders controlled 19,825,966 shares, or approximately 49.8% of the Company’s issued shares, as of December 31, 2007. Head Sports Holdings N.V., a Netherlands Antilles corporation, and its shareholders are controlled by Johan Eliasch and his family members resulting in the ability to significantly influence and control the Company’s operations.

The Company receives administrative services from corporations which are ultimately owned by the principal shareholder of the Company. Administrative expenses amounted to approximately €4.6 million, €4.6 million and €4.2 million for the year ended December 31, 2007, 2006 and 2005, respectively. The related party provides investor relations, corporate finance, legal and consulting services and since 2004 internal audit and other services in relation to compliance with the Sarbanes-Oxley Act of 2002.

One of the Company’s subsidiaries leased its office building from its general manager. Rental expenses amounted to approximately €0.04 million for the year ended December 31, 2007, 2006 and 2005, respectively.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below shows key managements’ compensation:

	For the Years Ended December 31,
	2007	2006	2005
	(in thousands)
Salaries and other short-term employee benefits	€3,471	€4,023	€3,814
Post-employment benefit	305	270	356
Other long-term benefits	21	50	175
Share-based benefits	(775)	1,436	(606)
Total	€3,022	€5,779	€3,739

Note 23 – Stock Option Plans

The Company accounts for its stock options in accordance with IFRS 2 and determined the Plan 2005, 2001 and parts of the Plan 1998 to be cash-settled, as participants except for the CEO under the Plan 1998 do not have the option to receive or hold shares in Head N.V. at any time. Once vested under the Plans’ terms as disclosed and exercised, the participants are issued depository receipts indexed to Head N.V. shares held by the Stichting.  Upon settlement of the depository receipts, participants are only entitled to receive a cash payment subject to having requested the Stichting to sell the shares underlying the depository receipt to the market or upon exercise of the call option by Head N.V. The call option may be exercised at the time the participant resigns or employment is terminated.  The settlement scheme established by the Company and the Stichting only allows for cash settlement and neither the Company nor the Stichting have an option to settle in shares.

Share-based compensation expense is recognized over the vesting term of the options and amounted to €0.2 million and €0.9 million reversal of expense for the year ended December 31, 2007 and 2005, respectively and €1.8 million expense for the year ended December 31, 2006. The fair value of the liability for the cash-settled stock option plans amounted to €5.7 million (2006: €6.7 million). The total intrinsic value of the liability is €2.3 million (2006: €4.0 million).

Plan 1998

In November 1998, the Company adopted the Head Tyrolia Mares Group Executive Stock Option Plan 1998 (“Plan 1998”). The Plan 1998 provided for grants of stock options to officers and key employees of the Company and its subsidiaries. One part of the Plan 1998 is treated as cash-settled share-based plan, as participants have no right to receive shares. The Company therefore records a liability for the plan. The other part of the Plan 1998 for the Chairman and Chief Executive Officer is treated as equity-settled share-based plan, as the Company has no legal or constructive obligation to repurchase or settle the options in cash. The Chairman and Chief Executive Officer is eligible to receive all options issued under the Plan 1998 that do not vest to current participants. So far he received 838,622 options (2006: 838,622 options).

A total of 2,424,242 options were reserved to be granted under the terms of the Plan 1998. 2,278,394 options have been granted and 1,963,540 options (2006: 861,760 options) were exercised until December 31, 2007 and all other are exercisable. No further options will be granted under the 1998 Plan. The exercise price for all stock options granted under the Plan 1998 was fixed at inception of the Plan 1998 and increases at the rate of 10% per annum until the options are exercised. Options generally vested over a period of 4 years and were subject to the Company meeting certain earnings performance targets during this period. The Company used a forfeiture rate of 37% as that many employees have left during the vesting period. Options vested under the Plan 1998 were not exercisable prior to the end of the two year lock-up period following the initial public offering. Options have a maximum term of 10 years.

The Company records share-based compensation expense on each balance sheet date fair values of the stock options for cash-settled plans computed using the Black and Scholes option pricing model. As at December 31, 2007, the weighted-average fair value of the grant was $3.14 (2006: $3.31, 2005: $2.81), which was estimated using the following assumptions: no dividends, expected volatility of 30.38% (2006: 34.10%, 2005: 44.19%), expected term of 1.1 years

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(2006: 2.1 years, 2005: 3.1 years), and risk-free interest rate of 4.57% (2006: 4.29%, 2005: 3.82%). The volatility is based on statistical analysis of daily share prices over the last three years.

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

As of December 31, 2007, the weighted average remaining contractual life of the outstanding stock options is 1.2 years.

	Number of options	Weighted average exercise price
Balance, December 31, 2005	1,416,634	$0.38
Balance, December 31, 2006	1,416,634	$0.42
Exercised, cash-settled	(263,158)	$0.42
Exercise, equity-settled	(838,622)	$0.45
Balance, December 31, 2007	314,854	$0.46

Grant dates ranging from November 1998 to January 2000.

Plan 2001

In September 2001, the Company adopted the Head N.V. Executive Stock Option Plan 2001 (“Plan 2001”). The Plan 2001 provides for grants of stock options to officers and employees of the Company and its subsidiaries. In accordance with IFRS 2 the Plan 2001 is treated as cash-settled share-based plan, as participants have no right to receive shares. On September 28, 2001, a total of 3,982,068 options were granted under the terms of the Plan 2001. The Company records share-based compensation expense on each balance sheet date fair values of the stock options computed using the Black and Scholes option pricing model. As at December 31, 2007, the weighted-average fair value of the grant was $0.80 (2006: $1.13, 2005: $1.18), which was estimated using the following assumptions: no dividends, expected volatility of 30.38%  (2006: 34.10%, 2005: 44.19%), expected term of 3.7 years (2006: 4.7 years, 2005: 5.7 years), and risk-free interest rate of 4.57% (2006: 4.29%, 2005: 3.82%). The volatility is based on statistical analysis of daily share prices over the last three years.

The exercise price for all stock options granted under the Plan was fixed at inception of the Plan 2001. The vesting period varies from 0 to 6 years. The Chairman and Chief Executive Officer received 1,426,470 options under this grant, which vested immediately. In addition, he has received further options in the amount of 564,564, which will not vest to other participants. The Company assumes that no further options will forfeit. Options have a maximum term of 10 years.

	Number of options	Weighted average exercise price
Balance, December 31, 2007, 2006 and 2005	3,982,068	$4.31

As at December 31, 2007, the weighted average remaining contractual life of the outstanding stock options is 3.7 years, and 3,982,068 options are vested and exercisable at a price of $4.31 per share, under the Plan 2001.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Plan 2005

In May 2005, at the annual general meeting the shareholders approved the Head N.V. Executive Stock Option Plan 2005 (“Plan 2005”). The Plan 2005 provides for grants of 3,874,691 stock options to certain officers and key employees of the Company and its subsidiaries. In accordance with IFRS 2 the Plan 2005 is treated as cash-settled share-based plan, as participants have no right to receive shares. As of December 31, 2007, a total of 3,669,346 options were granted under the terms of the Plan 2005. The Company records share-based compensation expense on each balance sheet date fair values of the stock options computed using the Black and Scholes option pricing model. As at December 31, 2007, the weighted-average fair value of the grant was €1.20 (2006: €1.66, 2005: €1.90), which was estimated using the following assumptions: no dividends, expected volatility of 30.38%   (2006: 34.10%, 2005: 44.19%), expected term of 7.7 years (2006: 8.7 years, 2005: 9.7 years), and risk-free interest rate of 4.57% (2006: 4.29%, 2005: 3.82%). The volatility is based on statistical analysis of daily share prices over the last three years.

The exercise price for all stock options granted under the Plan 2005 was fixed at inception of the Plan 2005 at €2.168. Options generally vest over a period of 4 years. The Company assumes that about 4.4% of the options will forfeit during the four year period. Options have a maximum term of 10 years. As at December 31, 2007, 205,345 (2006: 205,345, 2005: 203,345) options were available for grant under the Plan 2005 and no options are currently exercisable. As of December 31, 2007, 71,500 options were forfeited.

	Number of options	Weighted average exercise price
Balance, December 31, 2005	3,661,346	€2.168
Granted	8,000	€2.168
Balance, December 31, 2007 and 2006	3,669,346	€2.168

Note 24 – Average Number of Employees

	For the Years Ended December 31,
	2007	2006	2005

Salaried employees	831	714	722
Hourly paid employees	1,342	1,253	1,575
Total	2,173	1,966	2,297

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 25 – Expenses by Nature

	For the Years ended December 31,
	2007	2006	2005
	(in thousands)

Depreciation, amortization and impairment charges	€13,263	€14,245	€16,977
Employee benefit expenses	73,317	77,913	86,190
Changes in inventory	(1,555)	(312)	(899)
Raw material and merchandise	124,438	138,161	129,172
Commission	7,905	10,531	10,321
Shipment cost	7,705	8,104	7,924
Advertising expenses	40,444	38,274	37,370
Legal, audit, consulting and other outside services	22,721	26,043	24,832
Other expenses	33,440	33,824	32,027
Total cost of sales, selling and marketing, general and
administrative and other operating (income) expense	€321,678	€346,784	€343,913

For the year ended December 31, 2007 and 2006 a foreign exchange gain of €0.8 million and  €0.5 million respectively have been recorded in other operating (income) expense, net.

The Company incurred research and development costs amounting to €10.5 million, €10.1 million and €10.1 million for the year ended December 31, 2007, 2006 and 2005.

Note 26 – Personnel Costs

	For the Years ended December 31,
	2007	2006	2005
	(in thousands)

Salaries and wages	€55,324	€55,957	€63,007
Social security and other benefit	16,681	17,939	21,424
Share options granted to directors and employees	(218)	1,818	(899)
Pension costs - defined benefit plans	480	354	507
Post-employment benefits	1,050	1,845	2,152
Total	€73,317	€77,913	€86,190

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 27 – List of (direct and indirect) Participations as of December 31, 2007

	Domicile	Proportion of Issued capital held

Head Holding Unternehmensbeteiligung GmbH	Austria	100.0%
HTM Sport- und Freizeitgeräte AG	Austria	100.0%
Head Sport AG	Austria	100.0%
Head International GmbH	Austria	100.0%
Head Technology GmbH	Austria	100.0%
Tyrolia Technology GmbH	Austria	100.0%
Head Austria GmbH	Austria	100.0%
Head Canada Inc.	Canada	100.0%
Head Sport s.r.o.	Czech Republic	100.0%
HTM Sport s.r.o.	Czech Republic	100.0%
HTM Bulgaria EOOD	Bulgaria	100.0%
OÜ HTM Sport Eesti	Estonia	100.0%
Head France S.A.S.	France	100.0%
Head Germany GmbH	Germany	100.0%
Head UK Ltd	England	100.0%
Mares S.p.A.	Italy	100.0%
HTM Sports Japan KK	Japan	100.0%
Head Spain S.L.	Spain	100.0%
Head Switzerland AG	Switzerland	100.0%
HTM USA Holdings Inc.	USA	100.0%
Head USA Inc.	USA	100.0%
Head Sports Inc.	USA	100.0%
Penn Racquet Sports Inc.	USA	100.0%
Mares Asia Pacific Ltd.	Hong Kong	100.0%
Power Ahead Holding Ltd.	British Virgin Islands	70.0%
Head Sports (Hui Zhou)Corp.	China	70.0%
Mares Benelux B.V.	Netherlands	50.0%

In 2007, the Company established a joint venture distribution company in the Netherlands in which it holds 50%. This investment of €0.01million was accounted for using the equity method and is recognized in “Other non-current assets”. The Company granted a loan of €0.4 million to the newly found company. The annual interest rate amounts to 5%. The loan is redeemable at December 31, 2012.

Note 28 – Cash and cash equivalents

As at December 31, 2007 and 2006, cash and cash equivalents contains cash of €27.8 million and €40.5 million respectively and restricted cash of €2.5 million and €3.2 million respectively representing deposits pledged as collateral on outstanding lines of credit.

HEAD N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 29 – Earnings per Share

a) Basic
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as treasury shares (see Note 12).

	For the Years Ended December 31,
	2007	2006	2005
	(in thousands, except per share data)

Profit (loss) for the year	(11,154)	€4,415	€6,728
Weighted average number of ordinary shares in issue	36,479	36,220	36,220
Basic earnings per share	(0.31)	0.12	0.19

b) Diluted
Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. Potential ordinary shares are composed of incremental shares issuable upon the exercise of share options of the equity settled Plan 1998, and are included in diluted earnings per share to the extent such shares are dilutive. For the share options, a calculation is made in order to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company’s shares) based on the monetary value of the subscription rights attached to outstanding share options.

	For the Years Ended December 31,
	2007	2006	2005
	(in thousands, except per share data)

Profit (loss) for the year	(11,154)	€4,415	€6,728
Weighted average number of ordinary shares in issue	36,479	36,220	36,220
Share options	--	748	733
Weighted average number of ordinary shares for diluted
earnings per share	36,479	36,968	36,953
Diluted earnings per share	(0.31)	0.12	0.18

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and General Meeting of Shareholders of Head N.V.:

Our audits of the consolidated financial statements referred to in our report dated February 26, 2008, appearing elsewhere in this Annual Report on Form 20-F, also included an audit of the financial statement schedule listed in Item 17 of this Annual report on Form 20-F. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

February 26, 2008
PwC Wirtschaftsprüfung GmbH
Vienna, Austria

S-1

HEAD N.V.
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

	Balance at beginning of period	Additions	Deductions (1)	Translation effects	Balance at end of period

	( in millions)
Description:
Year ended
December 31, 2007:
Provision for doubtful receivables	€12.2	€2.0	€(1.5)	€(0.4)	€12.3
Provision for inventories	13.4	7.4	(6.0)	(0.2)	14.7
Year ended
Year ended
December 31, 2006:
Provision for doubtful receivables	€13.1	€2.5	€(2.9)	€(0.5)	€12.2
Provision for inventories	13.1	4.2	(3.6)	(0.3)	13.4
Year ended
Year ended
December 31, 2005:
Provision for doubtful receivables	€12.2	€4.0	€(3.3)	€0.2	€13.1
Provision for inventories	13.2	5.7	(4.3)	(1.5)	13.1

(1) Represents amounts used for the purposes for which the accounts were created and reversal of amounts no longer required

S-2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date:             April 4, 2008
Head N.V. Registrant

By:	/s/ Johan Eliasch
Name: Johan Eliasch
Title: Chief Executive Officer,
Chairman of the Management Board